
02069150

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Maxis Communications Berhad

*CURRENT ADDRESS Aras 18, Menara Maxis
50088 Kuala Lumpur
Malaysia

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FILE NO. 82- 34780 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☐
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☑
DEF 14A	*(PROXY)*	☐			

OICF/BY: NM

DATE : 3/29/04

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Reference No **MC-020705-38552**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	25/07/2002

Information Compiled By KLSE

Particulars of Director

Name	:	**Tunku Dato' Seri Mahmud bin Tunku Besar Burhanuddin**
Address	:	**3 Lorong Damai Sembilan, 55000 Kuala Lumpur**
Descriptions(Class & nominal value)	:	**ordinary shares of RM0.10 each**

Details of changes

Type of transaction	Date of change	No of shares	Price Transacted (RM)
Disposed	**12/07/2002**	**10,000**	**5.300**

Circumstances by reason of which change has occurred	:	**Disposal in open market**
Nature of interest	:	**Direct**
Consideration (if any)	:	**As stated above**
Total no of shares after change:		
Direct (units)	:	**490,000**
Direct (%)	:	**0.02**
Indirect/deemed interest (units)	:	**0**
Indirect/deemed interest (%)	:	**0**
Date of notice	:	**24/07/2002**
Remarks	:	

APPENDIX B

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **MC-020722-59211**

02 SEP 16 AM 9:50

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**25/07/2002**

Information Compiled By KLSE

Particulars of Director

Name	:	**Dato' Jamaludin bin Ibrahim**
Address	:	**247, Jalan Bungor Rosa, Sierramas, 47000 Sungai Buloh, Selangor Darul Ehsan**
Descriptions(Class & nominal value)	:	**ordinary shares of RM0.10 each**

Details of changes

Type of transaction	Date of change	No of shares	Price Transacted (RM)
Disposed	**11/07/2002**	**25,000**	**5.350**

Circumstances by reason of which change has occurred	:	**Disposal in open market**
Nature of interest	:	**Direct**
Consideration (if any)	:	**As stated above**
Total no of shares after change:		
Direct (units)	:	**375,000**
Direct (%)	:	**0.015**
Indirect/deemed interest (units)	:	**0**
Indirect/deemed interest (%)	:	**0**
Date of notice	:	**24/07/2002**
Remarks	:	

APPENDIX C

General Announcement
Reference No **MC-020730-58133**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**30/07/2002**

Type	:	**Announcement**
Subject	:	**AWARD OF 3G SPECTRUM ASSIGNMENT**

Contents :

Maxis Communications Berhad ("the Company") is pleased to announce that the Malaysian Communications and Multimedia Commission ("MCMC") has awarded a 3G Spectrum Assignment to UMTS (Malaysia) Sdn Bhd, a wholly owned subsidiary of the Company, subject to the MCMC's acceptance of the Detailed Business Plan, which will be submitted to the MCMC within the next six (6) months. The MCMC announced its decision earlier today.

The 3G Spectrum Assignment will enable the Company to go further in providing its customers with a wider range of premium high quality services on an advanced network platform as an evolution of the Company's 2G and 2.5 G offerings.

The cost of the Spectrum Assignment is RM50 million, of which RM10 million is payable upon the assignment and the balance of RM40 million is payable in five (5) installments of RM8 million each. The Spectrum Assignment will be valid for 15 years from the date of assignment.

This announcement is dated 30 July 2002

APPENDIX D

02 SEP 16 AM 9:50

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-020807-56442**

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 08/08/2002

Particulars of substantial shareholder

Name : **Maxis Holdings Sdn Bhd**
Address : **Level 39, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur**
NRIC/Passport No/Company No. : **354378-W**
Nationality/Country of incorporation : **Incorporated in Malaysia**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each**
Name & address of registered holder
Maxis Holdings Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price Transacted (RM)
Disposed	**31/07/2002**	**585,000**	**4.360**

Circumstances by reason of which change has occurred : **Change in number of shares of Maxis Communications Berhad ("Maxis") over which interest subsists resulting from the completion of the sale of 585,000 existing ordinary shares of RM0.10 each in Maxis held by Maxis Holdings Sdn Bhd pursuant to its Offer for Sale to the Bumiputera investors approved by the Ministry of International Trade and Industry.**

Nature of interest : **Direct**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Total no of shares after change : **398,849,171**
Date of notice : **07/08/2002**

Remarks

The change in the direct interest of Maxis Holdings Sdn. Bhd. in Maxis arises from the sale of 585,000 existing ordinary shares of RM0.10 each to Bumiputera investors approved by the Ministry of International Trade and Industry. These 585,000 shares were part of the tranche originally reserved for Bumiputera investors under the Offer for Sale portion of Maxis' Initial Public Offering ("IPO").

Post-disposal, the interests of Maxis Holdings Sdn. Bhd. are 398,849,171 shares in Maxis, which includes a remaining 1,000,000 shares reserved for Bumiputera investors as part of the Offer for Sale portion of the IPO.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-020807-A6C8B**

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 08/08/2002

Particulars of substantial shareholder

Name : **East Asia Telecommunications Ltd ("EAT")**
Address : **Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands**
NRIC/Passport No/Company No. : **449877**
Nationality/Country of incorporation : **British Virgin Islands**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each**
Name & address of registered holder
Maxis Holdings Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price Transacted (RM)
Disposed	**31/07/2002**	**585,000**	**4.360**

Circumstances by reason of which change has occurred : **Change in number of shares of Maxis Communications Berhad ("Maxis") over which interest subsists resulting from the completion of the sale of 585,000 existing ordinary shares of RM0.10 each in Maxis held by Maxis Holdings Sdn Bhd ("MHSB") pursuant to its Offer for Sale.**

EAT has a deemed interest in the shares of Maxis over which MHSB has an interest.

Nature of interest : **Indirect**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Total no of shares after change : **398,849,171**
Date of notice : **07/08/2002**
Remarks

The change in the direct interest of Maxis Holdings Sdn. Bhd. in Maxis Communications Berhad ("Maxis") arises from the sale of 585,000 existing ordinary shares of RM0.10 each to Bumiputera investors approved by the Ministry of International Trade and Industry. These 585,000 shares were part of the tranche originally reserved for Bumiputera investors under the Offer for Sale portion of Maxis' Initial Public Offering ("IPO").

Post-disposal, the interests of Maxis Holdings Sdn. Bhd. are 398,849,171 shares in Maxis, which includes a remaining 1,000,000 shares reserved for Bumiputera investors as part of the Offer for Sale portion of the IPO.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965

Reference No **MC-020807-FA332**

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 08/08/2002

Particulars of substantial shareholder

Name : **Global Multimedia Technologies (BVI) Ltd ("GMT")**
Address : **Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands**
NRIC/Passport No/Company No. : **216301**
Nationality/Country of incorporation : **British Virgin Islands**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each**
Name & address of registered holder
Maxis Holdings Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price Transacted (RM)
Disposed	31/07/2002	585,000	4.360

Circumstances by reason of which change has occurred : **Change in number of shares of Maxis Communications Berhad ("Maxis") over which interest subsists resulting from the completion of the sale of 585,000 existing ordinary shares of RM0.10 each in Maxis held by Maxis Holdings Sdn Bhd ("MHSB") pursuant to its Offer for Sale.**

GMT has a deemed interest in the shares of Maxis over which MHSB has an interest.

Nature of interest : **Indirect**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Total no of shares after change : **398,849,171**
Date of notice : **07/08/2002**
Remarks

The change in the direct interest of Maxis Holdings Sdn. Bhd. in Maxis Communications Berhad ("Maxis") arises from the sale of 585,000 existing ordinary shares of RM0.10 each to Bumiputera investors approved by the Ministry of International Trade and Industry. These 585,000 shares were part of the tranche originally reserved for Bumiputera investors under the Offer for Sale portion of Maxis' Initial Public Offering ("IPO").

Post-disposal, the interests of Maxis Holdings Sdn. Bhd. are 398,849,171 shares in Maxis, which includes a remaining 1,000,000 shares reserved for Bumiputera investors as part of the Offer for Sale portion of the IPO.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-020807-FD079**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	08/08/2002

Particulars of substantial shareholder

Name	:	**Worldwide Communications Technologies Ltd ("WCT")**
Address	:	**Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands**
NRIC/Passport No/Company No.	:	**449637**
Nationality/Country of incorporation	:	**British Virgin Islands**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each**

Name & address of registered holder

Maxis Holdings Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price Transacted (RM)
Disposed	**31/07/2002**	**585,000**	**4.360**

Circumstances by reason of which change has occurred	:	**Change in number of shares of Maxis Communications Berhad ("Maxis") over which interest subsists resulting from the completion of the sale of 585,000 existing ordinary shares of RM0.10 each in Maxis held by Maxis Holdings Sdn Bhd ("MHSB") pursuant to its Offer for Sale.** **WCT has a deemed interest in the shares of Maxis over which MHSB has an interest.**
Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of shares after change	:	**398,849,171**
Date of notice	:	**07/08/2002**

Remarks

The change in the direct interest of Maxis Holdings Sdn. Bhd. in Maxis Communications Berhad ("Maxis") arises from the sale of 585,000 existing ordinary shares of RM0.10 each to Bumiputera investors approved by the Ministry of International Trade and Industry. These 585,000 shares were part of the tranche originally reserved for Bumiputera investors under the Offer for Sale portion of Maxis' Initial Public Offering ("IPO").

Post-disposal, the interests of Maxis Holdings Sdn. Bhd. are 398,849,171 shares in Maxis, which includes a remaining 1,000,000 shares reserved for Bumiputera investors as part of the Offer for Sale portion of the IPO.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-020807-FF77E**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**08/08/2002**

02 SEP 16 AM 9:50

Particulars of substantial shareholder

Name	:	**First East Asia Investments N.V. ("FEAI")**
Address	:	**Kaya W.F.G. (JOMBI) Mensing 36, Curacao, Netherlands Antilles**
NRIC/Passport No/Company No.	:	**75270**
Nationality/Country of incorporation	:	**Netherlands Antilles**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each**

Name & address of registered holder
Maxis Holdings Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price Transacted (RM)
Disposed	**31/07/2002**	**585,000**	**4.360**

Circumstances by reason of which change has occurred :

Change in number of shares of Maxis Communications Berhad ("Maxis") over which interest subsists resulting from the completion of the sale of 585,000 existing ordinary shares of RM0.10 each in Maxis held by Maxis Holdings Sdn Bhd ("MHSB") pursuant to its Offer for Sale.

FEAI's interest is held through East Asia Telecommunications Ltd, Global Multimedia Technologies (BVI) Ltd and Worldwide Communications Technologies Ltd (collectively, FEAI subsidiaries).

FEAI is deemed to have an interest in the shares of Maxis held beneficially by MHSB by virtue of it being entitled to control the exercise of not less than 15% of the shares in MHSB via the FEAI subsidiaries.

Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of shares after change	:	**398,849,171**
Date of notice	:	**07/08/2002**

Remarks

The change in the direct interest of Maxis Holdings Sdn. Bhd. in Maxis Communications Berhad ("Maxis") arises from the sale of 585,000 existing ordinary shares of RM0.10 each to Bumiputera investors approved by the Ministry of International Trade and Industry. These 585,000 shares were part of the tranche originally reserved for Bumiputera investors under the Offer for Sale portion of Maxis' Initial Public Offering ("IPO").

Post-disposal, the interests of Maxis Holdings Sdn. Bhd. are 398,849,171 shares in Maxis, which includes a remaining 1,000,000 shares reserved for Bumiputera investors as part of the Offer for Sale portion of the IPO.

APPENDIX E

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-020813-A619E**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **14/08/2002**

Particulars of substantial shareholder

Name : **Maxis Holdings Sdn Bhd**
Address : **Level 39, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur**
NRIC/Passport No/Company No. : **354378-W**
Nationality/Country of incorporation : **Incorporated in Malaysia**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each**
Name & address of registered holder
Maxis Holdings Sdn Bhd ("MH")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price Transacted (RM)
Others	**06/08/2002**	**398,849,171**	

Description of other type of transaction : **Release of MH-Maxis Legal Charge**
Circumstances by reason of which change has occurred : **Change in registered holder of shares of Maxis Communications Berhad ("Maxis") over which interest subsists resulting from the release of the MH-Maxis Legal Charge dated 14 May 2002. There is no change to the number of shares in Maxis over which Maxis Holdings Sdn Bhd's deemed interest is held.**
Nature of interest : **Direct**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Total no of shares after change : **398,849,171**
Date of notice : **13/08/2002**
Remarks

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-020813-D4657**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	14/08/2002

Particulars of substantial shareholder

Name	:	**First East Asia Investments N.V. ("FEAI")**
Address	:	**Kaya W.F.G. (JOMBI) Mensing 36, Curacao, Netherlands Antilles**
NRIC/Passport No/Company No.	:	**75270**
Nationality/Country of incorporation	:	**Netherlands Antilles**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each**

Name & address of registered holder
Maxis Holdings Sdn Bhd ("MH")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price Transacted (RM)
Others	**06/08/2002**	**398,849,171**	

Description of other type of transaction	:	**Release of MH-Maxis Legal Charge**
Circumstances by reason of which change has occurred	:	**Change in registered holder of shares of Maxis Communications Berhad ("Maxis") over which interest subsists resulting from the release of the MH-Maxis Legal Charge dated 14 May 2002.** **There is no change to the number of shares in Maxis over which FEAI's deemed interest is held.** **FEAI's interest is held through East Asia Telecommunications Ltd, Global Multimedia Technologies (BVI) Ltd and Worldwide Communications Technologies Ltd (collectively, "FEAI subsidiaries").** **FEAI is deemed to have an interest in the shares of Maxis held beneficially by Maxis Holdings Sdn Bhd ("MHSB") by virtue of it being entitled to control the exercise of not less than 15% of the shares in MHSB via the FEAI subsidiaries.**
Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of shares after change	:	**398,849,171**
Date of notice	:	**13/08/2002**
Remarks		

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-020813-CF19F**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	14/08/2002

Particulars of substantial shareholder

Name	:	**Worldwide Communications Technologies Ltd ("WCT")**
Address	:	**Craigmuir Chambers, P.O.Box 71, Road Town, Tortola, British Virgin Islands**
NRIC/Passport No/Company No.	:	**449637**
Nationality/Country of incorporation	:	**British Virgin Islands**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each**

Name & address of registered holder
Maxis Holdings Sdn Bhd ("MH")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price Transacted (RM)
Others	**06/08/2002**	**398,849,171**	

Description of other type of transaction	:	**Release of MH-Maxis Legal Charge**
Circumstances by reason of which change has occurred	:	**Change in registered holder of shares of Maxis Communications Berhad ("Maxis") over which interest subsists resulting from the release of the MH-Maxis Legal Charge dated 14 May 2002.** **There is no change to the number of shares in Maxis over which WCT's deemed interest is held.** **WCT has a deemed interest in the shares of Maxis over which Maxis Holdings Sdn Bhd has an interest.**
Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of shares after change	:	**398,849,171**
Date of notice	:	**13/08/2002**
Remarks		

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-020813-C7BEE**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**14/08/2002**

Particulars of substantial shareholder

Name	:	**Global Multimedia Technologies (BVI) Ltd ("GMT")**
Address	:	**Craigmuir Chambers, P.O.Box 71, Road Town, Tortola, British Virgin Islands**
NRIC/Passport No/Company No.	:	**216301**
Nationality/Country of incorporation	:	**British Virgin Islands**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each**

Name & address of registered holder
Maxis Holdings Sdn Bhd ("MH")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price Transacted (RM)
Others	06/08/2002	398,849,171	

Description of other type of transaction	:	**Release of MH-Maxis Legal Charge**
Circumstances by reason of which change has occurred	:	**Change in registered holder of shares of Maxis Communications Berhad ("Maxis") over which interest subsists resulting from the release of the MH-Maxis Legal Charge dated 14 May 2002.** **There is no change to the number of shares in Maxis over which GMT's deemed interest is held.** **GMT has a deemed interest in the shares of Maxis over which Maxis Holdings Sdn Bhd has an interest.**
Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of shares after change	:	**398,849,171**
Date of notice	:	**13/08/2002**
Remarks		

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-020813-56481**

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 14/08/2002

Particulars of substantial shareholder

Name : **East Asia Telecommunications Ltd ("EAT")**
Address : **Craigmuir Chambers**
P.O.Box 71, Road Town
Tortola, British Virgin Islands
NRIC/Passport No/Company No. : **449877**
Nationality/Country of incorporation : **British Virgin Islands**
Descriptions(Class & nominal value) : **Ordinary shares of RM0.10 each**
Name & address of registered holder
Maxis Holdings Sdn Bhd ("MH")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price Transacted (RM)
Others	06/08/2002	398,849,171	

Description of other type of transaction : **Release of MH-Maxis Legal Charge**
Circumstances by reason of which change has occurred : **Change in registered holder of shares of Maxis Communications Berhad ("Maxis") over which interest subsists resulting from the release of the MH-Maxis Legal Charge dated 14 May 2002.**
There is no change to the number of shares in Maxis over which EAT's deemed interest is held.
EAT has a deemed interest in the shares of Maxis over which Maxis Holdings Sdn Bhd has an interest.
Nature of interest : **Indirect**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Total no of shares after change : **398,849,171**
Date of notice : **13/08/2002**
Remarks

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-020813-DBAC5**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **14/08/2002**

02 SEP 16 AM 9:50

Particulars of substantial shareholder

Name : **Pacific Fortune Sdn Bhd ("PFSB")**
Address : **Level 39, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur**
NRIC/Passport No/Company No. : **190815-D**
Nationality/Country of incorporation : **Incorporated in Malaysia**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each**
Name & address of registered holder
Tetap Emas Sdn Bhd
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(Currently holding 83,689,359 ordinary shares of RM0.10 each)

Ria Utama Sdn Bhd
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(Currently holding 83,689,359 ordinary shares of RM0.10 each)

Details of changes

Type of transaction	Date of change	No of shares	Price Transacted (RM)
Others	**06/08/2002**	**167,378,718**	

Description of other type of transaction : **Release of Tetap-Emas-Maxis Legal Charge and Ria Utama-Maxis Legal Charge**
Circumstances by reason of which change has occurred : **Change in registered holders of shares of Maxis Communications Berhad ("Maxis") over which interest subsists resulting from the following :-**
a) release of the Tetap Emas-Maxis Legal Charge dated 14 May 2002; and
b) release of the Ria Utama-Maxis Legal Charge dated 14 May 2002
There is no change to the number of shares in Maxis over which PFSB's deemed interest is held.

PFSB has a deemed interest in the shares of Maxis over which Ria Utama Sdn Bhd and Tetap Emas Sdn Bhd, its wholly-owned subsidiaries have equity interests.

Nature of interest : **Indirect**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Total no of shares after change : **167,378,718**
Date of notice : **13/08/2002**
Remarks

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-020813-E9580**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	14/08/2002

Particulars of substantial shareholder

Name	:	**MAI Holdings Sdn Bhd ("MAIH")**
Address	:	**Level 39, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**171379-T**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each**

Name & address of registered holder

Tetap Emas Sdn Bhd
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(Currently holding 83,689,359 ordinary shares of RM0.10 each)

Ria Utama Sdn Bhd
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(Currently holding 83,689,359 ordinary shares of RM0.10 each)

Details of changes

Type of transaction	Date of change	No of shares	Price Transacted (RM)
Others	**06/08/2002**	**167,378,718**	

Description of other type of transaction	:	**Release of Tetap-Emas-Maxis Legal Charge and Ria Utama-Maxis Legal Charge**
Circumstances by reason of which change has occurred	:	**Change in registered holders of shares of Maxis Communications Berhad ("Maxis") over which interest subsists resulting from the following :-** **a) release of the Tetap Emas-Maxis Legal Charge dated 14 May 2002; and** **b) release of the Ria-Utama-Maxis Legal Charge dated 14 May 2002.** **There is no change to the number of shares in Maxis over which MAIH's deemed interest is held.** **MAIH has a deemed interest in the shares of Maxis held by Ria Utama Sdn Bhd ("Ria Utama") and Tetap Emas Sdn Bhd ("Tetap Emas") by virtue of its interest in Pacific Fortune Sdn Bhd which is the holding company of Ria Utama and Tetap Emas respectively.**
Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of shares after change	:	**167,378,718**
Date of notice	:	**13/08/2002**
Remarks		

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-020813-EF1E2**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	14/08/2002

Particulars of substantial shareholder

Name	:	**Ananda Krishnan Tatparanandam**
Address	:	**No. 8, Taman U Thant Dua, 55000 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**380401-10-5397**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each**

Name & address of registered holder
Tetap Emas Sdn Bhd
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(Currently holding 83,689,359 ordinary shares of RM0.10 each)

Ria Utama Sdn Bhd
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(Currently holding 83,689,359 ordinary shares of RM0.10 each)

Wangi Terang Sdn Bhd
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(Currently holding 82,015,386 ordinary shares of RM0.10 each)

Wilayah Resources Sdn Bhd
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(Currently holding 133,901,584 ordinary shares of RM0.10 each)

Tegas Puri Sdn Bhd
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(Currently holding 167,378,718 ordinary shares of RM0.10 each)

Besitang Barat Sdn Bhd
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(Currently holding 133,901,583 ordinary shares of RM0.10 each)

Besitang Selatan Sdn Bhd
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(Currently holding 117,164,175 ordinary shares of RM0.10 each)

Details of changes

Type of transaction	Date of change	No of shares	Price Transacted (RM)
Others	**06/08/2002**	**801,740,164**	

Description of other type of transaction	:	**Release of Tetap Emas-Maxis Legal Charge, Ria Utama-Maxis Legal Charge and Wangi Terang-Maxis Legal Charge**
Circumstances by reason of which change has occurred	:	**Change in registered holders of shares of Maxis Communications Berhad ("Maxis") over which interest subsists resulting from the**

a) release of the Tetap Emas-Maxis Legal Charge dated 14 May 2002;
b) release of the Ria Utama-Maxis Legal Charge dated 14 May 2002;
c) release of the Wangi Terang-Maxis Legal Charge dated 14 May 2002.
There is no change to the number of shares in Maxis over which Ananda Krishnan Tatparanandam's deemed interest is held.

Ananda Krishnan Tatparanandam's deemed interests in Maxis are held via :-
a) MAI Sdn Berhad which in turn wholly-owns Wangi Terang Sdn Bhd via Terang Equity Sdn Bhd;

b) Usaha Tegas Equity Sdn Bhd ("UTES") which in turn wholly-owns Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively "the UT Subsidiaries") via Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd respectively.

UTES is in turn wholly-owned by Usaha Tegas Sdn Bhd ("UTSB"). Pacific States Investment Limited ("PSIL") has a direct controlling interest in UTSB.

The shares in PSIL are held by Excorp Holdings N.V. which is in turn held by PanOcean Management Limited ("PanOcean"). PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of Ananda Krishnan Tatparanandam's family and foundations including those for charitable purposes.

Although PanOcean and Ananda Krishnan Tatparanandam are deemed to have an interest in the shares of Maxis by virtue of the trust and related arrangements, PanOcean and Ananda Krishnan Tatparanandam do not have any economic or beneficial interest in the shares; and

c) MAI Holdings Sdn Bhd which in turn wholly-owns Ria Utama Sdn Bhd and Tetap Emas Sdn Bhd respectively via Pacific Fortune Sdn Bhd.

Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of shares after change	:	**801,740,164**
Date of notice	:	**13/08/2002**
Remarks		

APPENDIX F

Financial Result Announcement
Reference No **MC-020822-64670**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	22/08/2002
Financial Year End	:	31/12/2002
Quarter	:	2

Quarterly report on consolidated results for the financial period ended 30/06/2002
The figures have not been audited

CONSOLIDATED INCOME STATEMENT

	INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
	30/06/2002	30/06/2001	30/06/2002	30/06/2001
	RM'000	RM'000	RM'000	RM'000
1 (a)Revenue	919,400		1,783,000	
(b)Investment income				
(c)Other income	4,200		10,400	
2 (a)Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	450,600		943,300	
(b)Finance cost	-54,400		-66,400	
(c)Depreciation and amortisation	-112,900		-213,800	
(d)Exceptional items				
(e)Profit/(loss) before income tax, minority interests and extraordinary items	283,300		663,100	
(f)Share of profits and losses of associated companies				
(g)Profit/(loss) before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	283,300		663,100	
(h)Income tax	-90,400		-168,800	
(i)Profit/(loss) after (i)income tax before deducting minority interests	192,900		494,300	
(ii)Minority interests				

	profit/(loss), if applicable			
	(k)Net Profit/(loss) from ordinary activities attributable to members of the company	192,900	494,300	
	(l)Extraordinary (i)items			
	(ii)Minority interests			
	(iii)Extraordinary items attributable to members of the company			
	(m)Net profit/ (loss) attributable to members of the company	192,900	494,300	
3	Earnings per share based on 2 (m) above after deducting any provision for preference dividends, if any :			
	(a)Basic (based on ordinary shares - sen)	9.50	24.40	
	(b)Fully diluted (based on ordinary shares - sen)			
4	(a)Dividend per share (sen)	7.90	20.20	
	(b)Dividend Description			

			AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5	Net tangible assets per share (RM)		0.3800	

Remark :

1. This is the first quarterly and half yearly announcement of the financial results made by Maxis Communications Berhad to the Kuala Lumpur Stock Exchange since its Listing on 8 July 2002.

2. The basic earnings per share has been calculated based on the weighted average number of shares in issue as at 30 June 2002 after taking into account the issue of shares, bonus issue and share split during the period.

3. The fully diluted earnings per share has been calculated based on the enlarged issued and paid up share capital of 2,450,875,000 which includes the 410, 875,000 new ordinary shares issued on 1 July 2002 pursuant to the Initial Public Offering (IPO)

Attachment of the full Financial Result Announcement :



Converted attachment :

APPENDIX G

Financial Result Announcement
Reference No **MC-020822-66683**

Amended Announcement

02 SEP 16 (Please refer to the ealier announcement reference number: MC-020822-64670)

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	22/08/2002
Financial Year End	:	30/06/2002
Quarter	:	2

Quarterly report on consolidated results for the financial period ended 30/06/2002
The figures have not been audited

CONSOLIDATED INCOME STATEMENT

	INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
	30/06/2002	30/06/2001	30/06/2002	30/06/2001
	RM'000	RM'000	RM'000	RM'000
1 (a)Revenue	919,400		1,783,000	
(b)Investment income				
(c)Other income	4,200		10,400	
2 (a)Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	450,600		943,300	
(b)Finance cost	-54,400		-66,400	
(c)Depreciation and amortisation	-112,900		-213,800	
(d)Exceptional items				
(e)Profit/(loss) before income tax, minority interests and extraordinary items	283,300		663,100	
(f)Share of profits and losses of associated companies				
(g)Profit/(loss) before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	283,300		663,100	
(h)Income tax	-90,400		-168,800	
(i)Profit/(loss) after	192,900		494,300	
(i)income tax before				

(ii)Minority interests		
(j)Pre-acquisition profit/(loss), if applicable		
(k)Net Profit/(loss) from ordinary activities attributable to members of the company	**192,900**	**494,300**
(l)Extraordinary		
(i)items		
(ii)Minority interests		
(iii)Extraordinary items attributable to members of the company		
(m)Net profit/ (loss) attributable to members of the company	**192,900**	**494,300**
3 Earnings per share based on 2 (m) above after deducting any provision for preference dividends, if any :		
(a)Basic (based on ordinary shares - sen)	**9.50**	**24.40**
(b)Fully diluted (based on ordinary shares - sen)	**7.90**	**20.20**
4 (a)Dividend per share (sen)		
(b)Dividend Description		

	AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5 Net tangible assets per share (RM)	**0.3800**	

Remark :

This is a revised announcement as the details on the fully diluted earnings per share was incorrectly included in the dividend per share line. No dividend has been declared or recommended for the current quarter and financial period to 30 June 2002.

1. This is the first quarterly and half yearly announcement of the financial results made by Maxis Communications Berhad to the Kuala Lumpur Stock Exchange since its Listing on 8 July 2002.

2. The basic earnings per share has been calculated based on the weighted average number of shares in issue as at 30 June 2002 after taking into account the issue of shares, bonus issue and share split during the period.

3. The fully diluted earnings per share has been calculated based on the enlarged issued and paid up share capital of 2,450,875,000 which includes the 410, 875,000 new ordinary shares issued on 1 July 2002 pursuant to the Initial Public Offering (IPO).

Attachment of the full Financial Result Announcement :



30 JUNE 2002 REPORT.doc

Converted attachment :



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE
SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2002

02 SEP 16 AM 9:01

ANNOUNCEMENT

The Board of Directors of Maxis Communications Berhad ("Maxis" or the Company) is pleased to announce the following unaudited consolidated results for the second quarter and half year ended 30 June 2002. This is the first quarterly and half yearly announcement made by Maxis to the Kuala Lumpur Stock Exchange ("KLSE") since it's listing on 8 July 2002.

UNAUDITED CONSOLIDATED INCOME STATEMENT

			INDIVIDUAL QUARTER			CUMULATIVE QUARTER		
			CURRENT YEAR QUARTER 30 JUNE 2002 RM' million	PRECEDING YEAR CORRESPONDING QUARTER 30 JUNE 2001 RM' million	+ - %	CURRENT YEAR TODATE 30 JUNE 2002 RM' million	PRECEDING YEAR CORRESPONDING PERIOD 30 JUNE 2001 RM' million	+ - %
1	(a)	Revenue	919.4	-		1,783.0	-	
	(b)	Investment income	-	-		-	-	
	(c)	Other income	4.2	-		10.4	-	
2	(a)	Profit before finance cost, depreciation and amortisation, exceptional items, income tax, minority interest and extraordinary items	450.6	-		943.3	-	
	(b)	Finance cost	(54.4)	-		(66.4)	-	
	(c)	Depreciation and amortisation	(112.9)	-		(213.8)	-	
	(d)	Exceptional items	-	-		-	-	
	(e)	Profit/(loss) before income tax, minority interests and extraordinary items	283.3	-		663.1	-	
	(f)	Share of profits and losses of associated companies	-	-		-	-	
	(g)	Profit before income tax, minority interests and extraordinary items	283.3	-		663.1	-	
	(h)	Income tax	(90.4)	-		(168.8)	-	
	(i)	(i) Profit after income tax before deducting minority interest	192.9	-		494.3	-	
		(ii) Less minority interest	-	-		-	-	
	(j)	Pre-acquisition profits, if any	-	-		-	-	
	(k)	Net profit from ordinary activities attributable to members of the Company	192.9	-		494.3	-	
	(l)	(i) Extraordinary items	-	-		-	-	
		(ii) Less minority interest	-	-		-	-	
		(iii) Extraordinary items attributable to members of the Company	-	-		-	-	
	(m)	Net profit attributable to members of the Company	192.9	-		494.3	-	



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE
SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2002

UNAUDITED CONSOLIDATED INCOME STATEMENT

			INDIVIDUAL QUARTER			CUMULATIVE QUARTER		
			CURRENT YEAR QUARTER 30 JUNE 2002	PRECEDING YEAR CORRESPONDING QUARTER 30 JUNE 2001	+ - %	CURRENT YEAR TODATE 30 JUNE 2002	PRECEDING YEAR CORRESPONDING PERIOD 30 JUNE 2001	+ - %
3		Earnings per share based on 2 (m) above after deducting any provision for preference dividends (if any):-						
(a)	(i)	Basic (based on the weighted average number of shares of 2,028,949,793 [1] and 2,023,574,632 [1] ordinary shares of RM0.10 each) (sen)	9.5	-		24.4	-	
(b)	(i)	Fully diluted (based on 2,450,875,000 [2] ordinary shares of RM0.10 each) (sen)	7.9	-		20.2	-	

Notes

[1] The number of fully paid up ordinary shares of RM0.10 each in issue as at 30 June 2002 was 2,040,000,000. The basic earnings per share have been calculated based on the weighted average number of shares in issue as at 30 June 2002 after taking into account the issue of shares, bonus issue and share split during the period.

[2] The fully diluted earnings per share have been calculated based on the enlarged issued and paid-up share capital of 2,450,875,000 which includes the 410,875,000 new ordinary shares issued on 1 July 2002 pursuant to the IPO.



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE
SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2002

CONSOLIDATED BALANCE SHEET

		AS AT 30 JUNE 2002 (Unaudited)	AS AT 31 DECEMBER 2001 (Audited)
		RM' million	RM' million
1	PROPERTY, PLANT AND EQUIPMENT	3,436.9	-
2	CURRENT ASSETS		
	Inventories	164.3	-
	Trade receivables	321.7	-
	Other receivables and prepayments	180.2	-
	Deposits with licensed banks	431.3	-
	Cash and bank balances	29.2	-
		1,126.7	-
3	CURRENT LIABILITIES		
	Provision for liabilities and charges	40.0	-
	Trade payables	1,397.5	-
	Other payables and accruals	447.4	-
	Short term borrowings (interest bearing)	394.0	-
	Taxation	76.5	-
	Dividends payable	-	-
	Others	2.2	-
		2,357.6	-
4	NET CURRENT LIABILITIES	(1,230.9)	-
5	LONG TERM LIABILITIES		
	Trade payables	263.9	-
	Long term borrowings (secured and interest bearing)	1,066.7	-
	Deferred taxation	110.5	-
		764.9	-
6	SHAREHOLDERS' FUNDS		
	Share capital	204.0	-
	Share premium	1,478.7	-
	Capital redemption reserve	0.9	-
	Accumulated losses	(918.7)	-
		764.9	-
7	NET TANGIBLE ASSETS PER SHARE (RM)		
	Based on nominal par value of RM0.10 per share	0.38	-



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE
SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2002

NOTES

1. ACCOUNTING POLICIES

The quarterly financial statements have been prepared based on the accounting policies and methods of computation consistent with those adopted in the audited financial statements for the year ended 31 December 2001.

2. EXCEPTIONAL ITEMS

There were no exceptional items in the current quarter and financial period to date.

3. EXTRAORDINARY ITEMS

There were no extraordinary items for the current quarter and financial period to date.

4. TAXATION

	INDIVIDUAL QUARTER	CUMULATIVE QUARTER
	CURRENT YEAR QUARTER 30 JUNE 2002	CURRENT YEAR TO DATE 30 JUNE 2002
Malaysian taxation	**RM' million**	**RM' million**
Current year	90.4	140.2
Prior year	-	-
	90.4	140.2
Deferred taxation	-	28.6
	90.4	168.8

The effective tax rate for the current quarter was 31.9%. The effective rate for the current quarter was higher than the statutory tax rate of 28% mainly due to the disallowance of certain operating expenditure.

The effective tax rate for the financial period to date of 25.4% was lower than the statutory tax rate due to the effects of the profits from a subsidiary company which were fully sheltered by the availability of unutilised capital allowances and brought forward tax losses, off set by the disallowance of certain operating expenditure.

5. PROFITS/(LOSSES) ON SALE OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

Pursuant to a sale and purchase agreement dated 4 March 2002, Maxis Broadband Sdn Bhd, a subsidiary company, disposed of a piece of land which resulted in a profit on sale of approximately RM0.5 million. Apart from the above, there were no disposals of unquoted investments for the current quarter and financial period to date.

6. QUOTED SECURITIES

There were no dealings in quoted securities for the current quarter and financial period to date.



7. CHANGES IN THE COMPOSITION OF THE GROUP

The Company acquired 2 shares of RM1.00 each in Advance Wireless Technologies Sdn Bhd ("AWT") on 15 May 2002. On the same day, AWT in turn acquired the entire issued and paid up share capital of UMTS (Malaysia) Sdn Bhd, resulting in UMTS (Malaysia) Sdn Bhd becoming a subsidiary of AWT.

8. (A) STATUS OF CORPORATE PROPOSALS ANNOUNCED

On 3 June 2002, Maxis issued a Prospectus, offering for sale 410,875,000 new ordinary shares of nominal value of RM0.10 each comprising the institutional offering and the retail offering. In addition, Maxis Holdings Sdn Bhd offered 241,460,000 existing ordinary shares of nominal value RM0.10 each for sale comprising the institutional offering and the retail offering;

Out of the 652,335,000 total shares offered for sale:

1. 232,335,000 ordinary shares were offered to the Malaysian public, eligible directors, employees, subscribers, dealers and distributors of the Company and its subsidiaries, eligible directors and employees of Usaha Tegas Sdn Bhd and its subsidiaries and Bumiputra investors approved by the Ministry of International Trade and Industry at an indicative retail price of RM4.80 per share subject to a refund in the event the final retail price is less than RM4.80 per share; and

2. 420,000,000 ordinary shares were offered to foreign and Malaysian institutions and selected investors at an institutional price, which was determined by way of book building.

The final retail price was fixed on 14 June 2002 at RM4.36 per share.

On 8 July 2002, the Company's entire issued and paid-up ordinary share capital of RM0.10 each comprising 2,450,875,000 shares (after the Initial Public Offering ("IPO") above) was admitted to the Official List of the KLSE. The listing and quotation of these shares on the Main Board of the KLSE was effected at 9.00a.m on this day, on a "Ready" basis pursuant to the Rules of the Exchange. The shares are categorised under the "Trading and Services" sector with a Stock Number and Stock Short Name of 5051 and MAXIS respectively.

The proceeds raised from the IPO amounting to RM1,896.4 million was received in full on 9 July 2002.

8. (B) STATUS OF UTILISATION OF PROCEEDS RAISED FROM THE INITIAL PUBLIC OFFERING

The status of the utilisation of the proceeds as at 15 August 2002 from the IPO is as follows:

	AMOUNTS RAISED RM' million	AMOUNTS UTILISED RM' million	AMOUNTS OUTSTANDING RM' million
Repayment of BBMB loan	384.0	(384.0)	-
Partial repayment of Maxis Mobile loan	320.0	-	320.0
Payments related to prior purchases and/or installation of telecommunications equipment and materials	400.0	(64.1)	335.9
Working capital	719.0	(111.1)	607.9
Defray listing expenses	73.4	(48.9)	24.5
	1,896.4	(608.1)	1,288.3

The BBMB loan, which was disposed off to Danaharta Urus Sdn Bhd, was fully settled on 9 July 2002.

9. ISSUANCE AND REPAYMENT OF DEBT AND EQUITY SECURITIES

The amount of debt and equity securities issued and repaid via redemption are as follows:

1. On 19 April 2002 Maxis Mobile Sdn Bhd, a subsidiary of the Company, redeemed 890,000 Redeemable Preference Shares ("RPS") of RM1.00 each held by Maxis International Sdn Bhd, another subsidiary of the Company, at a premium of RM99.00 per RPS. The par value of the 890,000 RPS was redeemed by the creation of a capital redemption reserve. The redemption was satisfied entirely in cash.

2. On 6 May 2002, the Company issued 203,300 RPS of RM1.00 each at a premium of RM9,999 per share by the application of the share premium account, which was redeemed as follows:

   a) On 16 May 2002, the par value of 114,000 RPS of RM1.00 each were redeemed by the proceeds from the issuance of 2,790 new ordinary shares of RM1.00 each at a premium of approximately RM39.86. The RM9,999 premium on the RPS was redeemed by the application of the share premium account; and

   b) On 17 May 2002, the 89,300 RPS of RM1.00 each at a premium of RM9,999 were redeemed by the proceeds from the issuance of 21,857,463 ordinary shares of RM1.00 each at a premium of approximately RM39.86 each, where the premium of RM9,999 each on the RPS was redeemed by the application of the share premium account;

3. On 17 May 2002, the Company made a bonus issue of 24,245,008 new ordinary shares of RM1.00 each on the basis of 135 new ordinary shares for every 1,000 ordinary shares held subsequent to the redemption of the RPS in 2 (a) and (b) above, by the application of the share premium account;

4. On 18 May 2002, 1,836,000,000 ordinary shares of RM0.10 each were allotted by way of a share split i.e. the existing fully paid up RM1.00 shares were split into 10 fully paid up RM0.10 shares each; and

5. On 1 July 2002, 410,875,000 new ordinary shares of RM0.10 each were issued pursuant to the IPO.

10. GROUP BORROWINGS AND DEBT SECURITIES

The amount of borrowings as at 30 June 2002 is as follows:

Unsecured	SHORT TERM RM' million	LONG TERM RM' million	TOTAL RM' million
Bank overdrafts	1.0	-	1.0
Secured			
Syndicated loan	-	1,060.0	1,060.0
BBMB loan [1]	384.0	-	384.0
Term loan	0.4	5.5	5.9
Hire purchase and finance leases	8.6	1.2	9.8
	394.0	1,066.7	1,460.7

Note

[1] The BBMB loan was disposed off to Danaharta Urus Sdn Bhd.

11. CONTINGENT LIABILITIES

The amount of contingent liabilities as at 15 August 2002 is as follows:

	Company RM' million
Guarantees given to financial institutions for borrowing facilities granted to subsidiary companies	1,060.0
Guarantees given to Telekom Malaysia Berhad in respect of services provided to Maxis Broadband Sdn Bhd and Maxis International Sdn Bhd (both subsidiaries of the Company)	1.8
	Group RM' million
Indemnity given to financial institutions in respect of bank guarantees issued at the request of the Company and subsidiary companies	
- Customs duties	13.7
- Others	17.3
	31.0

12. OFF BALANCE SHEET FINANCIAL INSTRUMENTS

There were no off balance sheet financial instruments for the current quarter and financial period to date.

13. (A) STATUS OF LITIGATION

Save as disclosed below, there is no pending material litigation as at 15 August 2002 that would have a material adverse effect on the financial position of the Group:

1. A subscriber has filed a claim against Maxis Mobile Sdn Bhd, a subsidiary of the Company, for the reactivation of his line and for damages in the amount of RM20 million plus interest and costs. Maxis Mobile Sdn Bhd has filed a counterclaim for the amount of RM14,127 for service charges due. No provision has been made in the financial statements in respect of this claim, as Maxis believes that the claim is unlikely to be successful.

2. A number of housing developers have made separate claims against Maxis Broadband Sdn Bhd, a subsidiary of the Company, for various forms of relief including specific performance, indemnities and/or damages totalling approximately RM28.5 million, general damages, interest and costs for alleged failures by the subsidiary company in the provision of certain services relating to the supply of telecommunications infrastructure to their housing development projects. Adequate provision has been made in the financial statements in respect of these claims.

13. (B) OTHER MATTERS

1. Maxis Mobile Sdn Bhd, a subsidiary of the Company, is claiming that one of its principal equipment suppliers has failed to meet certain agreed equipment and software delivery milestones and performance standards for the supply of base stations and network switching systems. There are also issues between Maxis Mobile Sdn Bhd and the same supplier regarding the price payable for certain goods and services. Both parties are currently in discussion on these issues. In the meantime, equipment and services are being provided by the supplier, and both parties have taken steps to address Maxis' network quality concerns.

2. Maxis Management Services Sdn Bhd, a subsidiary of the Company, had filed a claim for the recovery of security deposits amounting to RM132,000. The defendant has filed a counterclaim for an amount of RM974,200 for costs incurred and loss of earnings as a result of alleged non-performance of obligations by the subsidiary company. A judgement was obtained in favour of the subsidiary company on October 2001 and the defendant's counterclaim was subsequently dismissed. The defendant has since filed an appeal. This matter relates to rental of apartment units for Binariang Satellite Systems Sdn Bhd and Maxis believes that the claim will be covered by way of an indemnity from Binariang Satellite Systems Sdn Bhd.

3. A letter of demand was issued against Maxis by a debt collection agent whose services were terminated by Maxis, for an amount of RM532,188 being commission fee allegedly payable. Both parties are attempting to resolve the dispute by way of negotiation, and Maxis believes that the claim is unlikely to be successful and thus no provision has been made in the financial statements in respect of this claim.

14. SEGMENT RESULTS

	CURRENT QUARTER PERIOD ENDED 30 JUNE 2002			CUMULATIVE QUARTER YEAR ENDED 30 JUNE 2002		
	Revenue RM' million	Results [(1)] RM' million	Assets [(2)] RM' million	Revenue RM' million	Results [(1)] RM' million	Assets [(2)] RM' million
Mobile	864.8	302.9	3,415.1	1,667.4	625.2	3,415.1
Fixed line and internet	98.0	31.9	890.5	199.8	85.3	890.5
International gateway	51.7	5.8	168.0	107.6	16.5	168.0
Other operations	0.2	(6.7)	90.0	0.5	(7.3)	90.0
Segment totals	1,014.7	333.9	4,563.6	1,975.3	719.7	4,563.6
Interest income	-	3.8	-		9.8	-
Finance cost	-	(54.4)	-		(66.4)	-
Net interest expense	-	(50.6)	-	-	(56.6)	-
Inter-segment elimination [(3)]	(95.3)	-	-	(192.3)	-	-
	919.4	283.3	4,563.6	1,783.0	663.1	4,563.6

Note

(1) Results represent segment revenues less segment expenses and are represented by the respective segment's profits/(losses) from operations (which include intra-group transactions) before interest income and finance costs and excludes intra-group dividend income.

(2) Assets represent fixed long-term assets and current assets (which exclude intra-group balances and investments).

(3) Elimination of intra-segment transactions and balances.



15. VARIATION OF CURRENT QUARTER'S PROFITS BEFORE TAX

Not applicable as this is the first announcement made to the KLSE since the listing of Maxis on 8 July 2002.

16. REVIEW OF PERFORMANCE

(A) Material factors affecting current quarter's results

The current quarter's profit before tax of RM283.3 million was impacted by the loan documentation and stamping fees of RM35 million in respect of the USD200 million and RM640 million syndicated loan secured in the current quarter together with higher taxation charge arising from the disallowance of the loan documentation and stamping fees for tax purposes.

(B) Material factors affecting financial period to date results

The profit before tax for the financial period to date of RM663.1 million was impacted by one-off settlement discounts amounting to RM20 million, loan documentation and stamping fees in respect of the USD200 million and RM640 million syndicated loan secured in the current quarter of RM35 million together with higher taxation charge arising from the disallowance of the loan documentation and stamping fees for tax purposes.

17. MATERIAL SUBSEQUENT EVENTS

The Malaysian Communications and Multimedia Commission ("MCMC") announced on 30 July 2002 the award of a 3G Spectrum Assignment to UMTS (Malaysia) Sdn Bhd, a subsidiary company ultimately owned by the Company, subject to the MCMC's acceptance of the Detailed Business Plan, which is to be submitted to the MCMC within the next 6 months. The 3G Spectrum Assignment will enable the Company to go further in providing customers with a wider range of premium high quality services on an advance network platform as an evolution of the Company's 2G and 2.5G offerings. The costs of the Spectrum Assignment is RM50 million of which RM10 million is payable upon the assignment and the balance of RM40 million is payable in 5 annual instalments of RM8 million each. The Spectrum Assignment will be valid for 15 years from the date of the assignment.

18. SEASONAL/CYCLICAL FACTORS

The operations of the Group were not significantly affected by sea0sonality and cyclical factors.

19. CURRENT YEAR'S PROSPECTS

Maxis will continue its strategy of managing subscriber churn, maintaining a low cost structure, continued focus on high-usage mobile subscribers through Maxis' branding and marketing strategies, and the maintenance of a loyal customer base through superior customer service, loyalty programmes and high quality service and coverage. Based on these factors and barring any unforeseen circumstances or significant changes in the industry and market place, Maxis expects the performance of the Group to be satisfactory for the remaining period for the financial year ending 31 December 2002.

20. PROFIT FORECAST OR PROFIT GUARANTEE

Explanatory notes for the variance of actual results against the profit forecast are not applicable, as they are only required to be presented in the final quarter.

21. DIVIDEND

No dividend has been declared or recommended for the current quarter and financial period ended 30 June 2002.

By order of the Board

Dipak Kaur
(LS 5204)
Company Secretary
22 August 2002
Kuala Lumpur

APPENDIX H

General Announcement
Reference No **MC-020823-28613**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**23/08/2002**

Type	:	**Announcement**
Subject	:	**Press Release on Financial Results For the Financial Period Ended 30 June 2002**

Contents :

Please find attached the Maxis' Press Release on the financial results for the financial period ended 30 June 2002.



Press Release-Q2 Results.DOC

FOR IMMEDIATE RELEASE

MAXIS RECORDS STRONG HALF YEAR FINANCIAL PERFORMANCE

ON TRACK TO MEET FULL YEAR FORECAST

Kuala Lumpur *(Thursday, 22 August 2002)* – Maxis Communications Berhad ("Maxis") today announced that it is on track to meet its full year forecast at the announcement of its unaudited first half year financial results for period ended 30 June 2002.

H1 2002 Results

Showing strong financial performance, Maxis' revenue for the half year 2002 increased to RM1.8 billion. Profit after tax for the half year was RM494 million and EBITDA for the half year was RM934 million. Revenue and profit after tax figures at the half year represented 49% and 60% respectively of Maxis' full year forecast as set out in the listing prospectus. However, the first half profit benefited from non-reversible net one-off items totaling approximately RM50 million including lower than usual marketing and advertising costs and discounts on the settlement of liabilities.

The total subscriber base now stands at more than 2.77 million subscribers, with new subscriber additions of about 470,000 during the reporting period.

Q2 2002 Results

Maxis recorded revenue for Q2 02 of RM919 million, EBITDA of RM447 million and profit after tax of RM193 million. In comparison with Q1 02 results, revenue was up by 6%, and, as expected, EBITDA and profit after tax was down by 8% and 36% respectively due to one-off items in Q1 and Q2. However, to better reflect the underlying performance, both Q1 02 and Q2 02 profit after tax have to be adjusted due to these one-off items. Based on these adjustments, Q2 02 profit after tax would be RM225 million and Q1 02 profit after tax would be RM223 million. The one-off items in Q1 02 included abnormally lower advertising and marketing costs, discounts of the settlement of outstanding liabilities and in Q2 02, one-off items included a return to normal in marketing and advertising costs and one-off loan documentation costs.

"Our financial performance is right on track and we are very pleased with our strong results. This is especially so given the volatility in the global telecommunications industry. It demonstrates that our quality business strategy is working and we will continue to ensure our fundamentals remain ahead of the market," said Maxis Chief Executive Officer, YBhg Dato' Jamaludin Ibrahim.

"Maxis' focus will not waver as we continue to lead the Malaysian mobile market with our quality subscriber base, network and customer services, premium brand and innovative mobile products and services. We remain vigilant in keeping our costs low and increasing our subscriber base as we deliver on our business strategy," said Jamaludin.

Maxis also said that barring any unforeseen circumstances it is confident of its outlook for the rest of the year.

About Maxis Communications Berhad

Maxis is Malaysia's premier telecommunications company providing high quality voice and data services. Its mobile postpaid and prepaid services are offered under the *maxis* and *Hotlink* brand respectively. The company has achieved its leading position through a clear strategy of developing premium brands, providing high quality network and customer services and introducing innovative services and products. In support of its mobile business, Maxis also operates an international gateway as well as a domestic fixed line network which offers voice and data services to its business customers. Its broadband infrastructure includes fibre optic, microwave and VSAT technologies.

-ends-

Issued by the Corporate Communications Department of Maxis Communications Berhad. For further details, please contact Tan Wai Fong at tel: (603) 380 7173, email fwtan@maxis.com.my.

APPENDIX I

General Announcement
Reference No **MC-020823-61665**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**23/08/2002**

Type	:	**Reply to query**
Reply to Query Letter by KLSE reference ID	:	**CY-020822-40177**
Subject	:	**ARTICLE ENTITLED "No surprise expected from Maxis H1 Results"**

Contents :

We refer to the letter dated 22 August 2002 from the Kuala Lumpur Stock Exchange ("the Exchange") to Maxis Communications Berhad ("Maxis" or "the Company") titled "No surprise expected from Maxis HI results", in relation to the news article ("the article") appearing in the New Straits Times, Business Times, page B5, on Thursday, 22 August 2002.

Maxis wishes to inform the Exchange that the reference to Maxis in the sentence "Rumours of Maxis buying TimedotCom Bhd resurfaced recently following the resignation of TimedotCom's chief executive Robert C. Fox effective next month", which was included in the said article, is speculative and the Company is therefore not in a position to comment.

The Company has, and will continue to be in discussion on industry related matters with all other telecommunication operators, including TimedotCom Bhd, on a regular basis.

In relation to the rest of the article, Maxis announced its second quarter results for the financial period ended 30 June 2002 on 22 August 2002 and details of the Company's results can be found at :-
http://announcements.klse.com.my/

This announcement is dated 23 August 2002.

Query Letter content :
We refer to the above news article appearing in the New Straits Times, Business Times, page B5, on Thursday, 22 August 2002, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentence, which is reproduced as follows:-
"Rumours of Maxis buying Time dotCom Bhd's resurfaced recently ... "
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentence after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.

Yours faithfully

LISA LAM
Senior Manager
Listing Operations
LL/WSW/CY
c.c. Securities Commission (via fax)

APPENDIX J

General Announcement
Reference No **MC-020904-54845**
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **04/09/2002**

Type : **Announcement**
Subject : **Related Party Transaction Pursuant to Paragraph 10.08 of the Kuala Lumpur Stock Exchange Listing Requirements ("LR")**

Contents :

1. Introduction

Maxis Communications Berhad ("Maxis") wishes to announce the following Related Party Transaction that was entered into on 2 September 2002 by Maxis Mobile Sdn Bhd, its wholly-owned subsidiary :-
(a) appointment of Airtime Management & Programming Sdn Bhd ("AMP"), a subsidiary of MEASAT Broadcast Network Systems Sdn Bhd ("MBNS"), to provide six (6) ground events to Maxis Mobile Sdn Bhd for Hotlink, the prepaid mobile service offered by Maxis Mobile Sdn Bhd ("the Appointment"). All events are to be completed by 31 December 2002.

2. Details of Related Party Transaction

Nature of transaction	Transacting Party	Nature of relationship of transacting party	Value of transaction
Appointment of AMP To provide six (6) ground events (3 X-Games and 3 Concerts) for Hotlink.	AMP and Maxis Mobile Sdn Bhd.	AMP is deemed a person connected with Usaha Tegas Sdn Bhd and En. Ananda Krishnan Tatparanandam, indirect major shareholders of Maxis	one-off sponsorship fee amounting to RM1,500,000 (excluding service tax and production cost of the 6 ground events). There is a schedule of payment for the delivery of the events and payment will be made within 30 days from receipt of invoice.

The terms of the agreement are not more favourable to the Related Party than those generally available to the public. The payment will be satisfied by cash from working capital.

3. Rationale

The Appointment was made on the basis of the following rationale :-

(a) The sponsorship of these events will create presence and awareness of the Hotlink brand, and also to tie in with on-going marketing programs for acquisition and retention

4. Details of Interest of Directors and Major Shareholders

AMP is a subsidiary of MBNS. AMP and MBNS are deemed related parties of Maxis by virtue of being persons connected with Usaha Tegas Sdn Bhd and En. Ananda Krishnan Tatparanandam, who are both indirect major shareholders of Maxis. Directors of Maxis, En. Augustus Ralph Marshall and En. Tan Poh Ching are also Directors of MBNS.

5. Statement by the Board of Directors

The Board having taken into consideration all aspects of the above Transaction is of the opinion that the Appointment is in the best interest of the Maxis Group.

6. Financial Effects

The Appointment does not have any effect on the issued and paid-up capital and it does not have any material effect on the earnings and net tangible assets of the Maxis Group or on the shareholding of the substantial shareholders.

7. Approval Required

The Appointment does not require Maxis' shareholders' approval or approvals from any relevant authorities.

APPENDIX K

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-020905-27CEE**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**05/09/2002**

Particulars of substantial shareholder

Name	:	**First East Asia Investments N.V. ("FEAI")**
Address	:	**Kaya W.F.G. (JOMBI) Mensing 36, Curacao, Netherlands Antilles**
NRIC/Passport No/Company No.	:	**75270**
Nationality/Country of incorporation	:	**Netherlands Antilles**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each**

Name & address of registered holder
Maxis Holdings Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price Transacted (RM)
Disposed	**29/08/2002**	**1,000,000**	**4.360**

Circumstances by reason of which change has occurred :

Change in number of shares of Maxis Communications Berhad ("Maxis") over which interest subsists resulting from the completion of the sale of 1,000,000 existing ordinary shares of RM0.10 each in Maxis held by Maxis Holdings Sdn Bhd pursuant to its Offer for Sale.

The sale is part of the tranche originally reserved for Bumiputera investors approved by the Ministry of International Trade and Industry under the Offer for Sale portion of Maxis' Initial Public Offering.

FEAI's interest is held through East Asia Telecommunications Ltd, Global Multimedia Technologies (BVI) Ltd and Worldwide Communications Technologies Ltd (collectively, FEAI subsidiaries).

FEAI is deemed to have an interest in the shares of Maxis held beneficially by Maxis Holdings Sdn Bhd by virtue of it being entitled to control the exercise of not less than 15% of the shares in Maxis Holdings Sdn Bhd via the FEAI subsidiaries.

Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of shares after change	:	**397,849,171**
Date of notice	:	**05/09/2002**
Remarks		

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-020905-38565**

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 05/09/2002

Particulars of substantial shareholder

Name : **Maxis Holdings Sdn Bhd**
Address : **Level 39, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur.**
NRIC/Passport No/Company No. : **354378-W**
Nationality/Country of incorporation : **Incorporated in Malaysia**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each**
Name & address of registered holder
Maxis Holdings Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price Transacted (RM)
Disposed	**29/08/2002**	**1,000,000**	**4.360**

Circumstances by reason of which change has occurred : **Change in number of shares of Maxis Communications Berhad ("Maxis") over which interest subsists resulting from the completion of the sale of 1,000,000 existing ordinary shares of RM0.10 each in Maxis held by Maxis Holdings Sdn Bhd pursuant to its Offer for Sale.**

The sale is part of the tranche originally reserved for Bumiputera investors approved by the Ministry of International Trade and Industry under the Offer for Sale portion of Maxis' Initial Public Offering.

Nature of interest : **Direct**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Total no of shares after change : **397,849,171**
Date of notice : **05/09/2002**
Remarks

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-020905-0FB15**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	05/09/2002

Particulars of substantial shareholder

Name	:	**East Asia Telecommunications Ltd ("EAT")**
Address	:	**Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands**
NRIC/Passport No/Company No.	:	**449877**
Nationality/Country of incorporation	:	**British Virgin Islands**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each**

Name & address of registered holder
Maxis Holdings Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price Transacted (RM)
Disposed	**29/08/2002**	**1,000,000**	**4.360**

Circumstances by reason of which change has occurred :

Change in number of shares of Maxis Communications Berhad ("Maxis") over which interest subsists resulting from the completion of the sale of 1,000,000 existing ordinary shares of RM0.10 each in Maxis held by Maxis Holdings Sdn Bhd pursuant to its Offer for Sale.

The sale is part of the tranche originally reserved for Bumiputera investors approved by the Ministry of International Trade and Industry under the Offer for Sale portion of Maxis' Initial Public Offering.

EAT has a deemed interest in the shares of Maxis over which Maxis Holdings Sdn Bhd has an interest.

Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of shares after change	:	**397,849,171**
Date of notice	:	**05/09/2002**
Remarks		

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-020905-220CD**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	05/09/2002

Particulars of substantial shareholder

Name	:	**Worldwide Communications Technologies Ltd ("WCT")**
Address	:	**Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands**
NRIC/Passport No/Company No.	:	**449637**
Nationality/Country of incorporation	:	**British Virgin Islands**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each**

Name & address of registered holder
Maxis Holdings Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price Transacted (RM)
Disposed	**29/08/2002**	**1,000,000**	**4.360**

Circumstances by reason of which change has occurred :

Change in number of shares of Maxis Communications Berhad ("Maxis") over which interest subsists resulting from the completion of the sale of 1,000,000 existing ordinary shares of RM0.10 each in Maxis held by Maxis Holdings Sdn Bhd pursuant to its Offer for Sale.

The sale is part of the tranche originally reserved for Bumiputera investors approved by the Ministry of International Trade and Industry under the Offer for Sale portion of Maxis' Initial Public Offering.

WCT has a deemed interest in the shares of Maxis over which Maxis Holdings Sdn Bhd has an interest.

Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of shares after change	:	**397,849,171**
Date of notice	:	**05/09/2002**
Remarks		

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-020905-253E0**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	05/09/2002

Particulars of substantial shareholder

Name	:	**Global Multimedia Technologies (BVI) Ltd ("GMT")**
Address	:	**Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands**
NRIC/Passport No/Company No.	:	**216301**
Nationality/Country of incorporation	:	**British Virgin Islands**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each**

Name & address of registered holder

Maxis Holdings Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price Transacted (RM)
Disposed	**29/08/2002**	**1,000,000**	**4.360**

Circumstances by reason of which change has occurred :

Change in number of shares of Maxis Communications Berhad ("Maxis") over which interest subsists resulting from the completion of the sale of 1,000,000 existing ordinary shares of RM0.10 each in Maxis held by Maxis Holdings Sdn Bhd pursuant to its Offer for Sale.

The sale is part of the tranche originally reserved for Bumiputera investors approved by the Ministry of International Trade and Industry under the Offer for Sale portion of Maxis' Initial Public Offering.

GMT has a deemed interest in the shares of Maxis over which Maxis Holdings Sdn Bhd has an interest.

Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of shares after change	:	**397,849,171**
Date of notice	:	**05/09/2002**
Remarks		

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 8 July 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Kuala Lumpur Stock Exchange ("KLSE")			
1. Changes in Director's (Tunku Mahmud bin Tunku Besar Burhanuddin) Interest Pursuant to Section 135 of the Companies Act, 1965	25 July 2002	KLSE Listing Requirements and Malaysian Companies Act, 1965	A
2. Changes in Director's (Dato' Jamaludin bin Ibrahim) Interest Pursuant to Section 135 of the Companies Act, 1965	25 July 2002	KLSE Listing Requirements and Malaysian Companies Act, 1965	B
3. 3G Spectrum Assignment	30 July 2002	KLSE Listing Requirements	C
4. Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Company Act, 1965 a) Maxis Holdings Sdn Bhd b) First East Asia Investments N.V. c) Worldwide Communications Technologies Ltd d) Global Multimedia Technologies (BVI) Ltd e) East Asia Telecommunications Ltd	8 August 2002	KLSE Listing Requirement	D

	NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
5.	Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Company Act, 1965 a) Maxis Holdings Sdn Bhd b) First East Asia Investments N.V. c) Worldwide Communications Technologies Ltd d) Global Multimedia Technologies (BVI) Ltd e) East Asia Telecommunications Ltd f) Pacific Fortune Sdn Bhd g) MAI Holdings Sdn Bhd h) Ananda Krishnan Tatparanandam	14 August 2002	KLSE listing requirement	E
6.	Quarterly report on consolidated results for the financial period ended 30 June 2002	22 August 2002	KLSE Listing Requirement	F
7.	Quarterly report on consolidated results for the financial period ended 30 June 2002 (Amended Announcement)	22 August 2002	KLSE Listing Requirement	G
7.	Announcement on Press Release on Financial Results For the Financial Period Ended 30 June 2002	23 August 2002	KLSE Listing Requirement	H

	NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
8.	Reply to query from KLSE on Articles entitled "No surprise expected from Maxis H1 Results"	23 August 2002	KLSE Listing Requirement	I
9.	Related Party Transaction Pursuant to Paragraph 10.08 of the KLSE Listing Requirement	4 September 2002	KLSE Listing Requirement	J
10.	Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Company Act, 1965 a) Maxis Holdings Sdn Bhd b) First East Asia Investments N.V. c) Worldwide Communications Technologies Ltd d) Global Multimedia Technologies (BVI) Ltd e) East Asia Telecommunications Ltd	5 September 2002	KLSE Listing Requirement	K



Maxis Communications Berhad (158400-V)
(formerly known as Binariang Bhd)
Aras 18, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia
P.O. Box 13447,
50180 Kuala Lumpur
Malaysia
Tel : (603) 380 7000
Fax : (603) 380 7010



M4772-00009/LCB/CZH/rse

10 February 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Application

Ladies and Gentlemen:

We refer to our letter dated 31 October 2002 seeking an exemption based upon Rule 12g3-2(b) pursuant to the Securities Exchange Act of 1934 ("the SE Act"), as amended.

We enclose herewith an update to Annex B as attached to the abovementioned letter for the period from 1 November 2002 to 10 February 2003, pursuant to Rule12g3-2(b)(1)(ii) of the SE Act. The list sets forth the information that the Company has filed with the Kuala Lumpur Stock Exchange and which is made public by such exchange.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director

Dipak Kaur
Secretary

Enclosures

c.c. Mr. Chris Holland

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Kuala Lumpur Stock Exchange ("KLSE")			
1. Related Party Transaction pursuant to Paragraph 10.09 of the KLSE Listing Requirements	8 November 2002	KLSE Listing Requirements	A
2. Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965 a) The Capital Group Companies, Inc.	14 November 2002	KLSE Listing Requirements and Malaysian Companies Act, 1965	B
3. Quarterly report on consolidated results for the financial period ended 30 September 2002	27 November 2002	KLSE Listing Requirements	C
4. Announcement on Press Release on Financial Results for the Financial Period Ended 30 September 2002	27 November 2002	KLSE Listing Requirements	D
5. Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965 a) The Capital Group Companies, Inc.	5 December 2002	KLSE listing Requirements and Malaysian Companies Act, 1965	E

	NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
6.	Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965 a) The Capital Group Companies, Inc.	9 December 2002	KLSE Listing Requirements and Malaysian Companies Act, 1965	F
7.	Proposed acquisition of the entire issued and paid-up share capital of TIMECel Sdn Bhd comprising 1,293,883,684 ordinary shares of RM1.00 each	12 December 2002	KLSE Listing Requirements	G
8.	Proposed acquisition of the entire issued and paid-up share capital of TIMECel Sdn Bhd comprising 1,293,883,684 ordinary shares of RM1.00 each from Time dotCom Berhad	26 December 2002	KLSE Listing Requirements	H
9.	Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965 a) The Capital Group Companies, Inc.	27 December 2002	KLSE Listing Requirements and Malaysian Companies Act, 1965	I
10.	Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965 a) The Capital Group Companies, Inc.	27 December 2002	KLSE Listing Requirements and Malaysian Companies Act, 1965	J

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
11. Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965 a) The Capital Group Companies, Inc.	6 January 2003	KLSE Listing Requirements and Malaysian Companies Act, 1965	K
12. Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965 a) The Capital Group Companies, Inc.	15 January 2003	KLSE Listing Requirements and Malaysian Companies Act, 1965	L
13. Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965 a) The Capital Group Companies, Inc.	29 January 2003	KLSE Listing Requirements and Malaysian Companies Act, 1965	M
14. Announcement on Litigation	30 January 2003	KLSE Listing Requirements	N
15. Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965 a) The Capital Group Companies, Inc.	5 February 2002	KLSE Listing Requirements and Malaysian Companies Act, 1965	O

APPENDIX A

General Announcement
Reference No MC-021108-61000
Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 08/11/2002

Type : Announcement
Subject : Related Party Transaction pursuant to Paragraph 10.09 of the Kuala Lumpur Stock Exchange ("KLSE") Listing Requirements ("LR")

Contents :

1. Introduction

Maxis Communications Berhad ("Maxis" or "the Company") wishes to announce the following Related Party Transaction entered into by Maxis Mobile Sdn Bhd, a wholly-owned subsidiary of the Company ("Maxis Mobile") on 6 November 2002:-

Renewal of transaction with SRG Asia Pacific Sdn Bhd ("SRGAP") for usage of SRGAP's call handling and telemarketing services ("the Transaction"). The Transaction constitutes a Recurrent Related Party Transaction pursuant to Paragraph 10.09 of the LR.

2. Details of Recurrent Transaction

The details of the Recurrent Transaction and the interests of the Directors and Major Shareholders of Maxis are as follows :-

Nature of Transaction and Transacting Party	Value of Transaction	The Tenure
Reappointment of SRGAP for usage of call handling and telemarketing services provided by SRGAP to Maxis Mobile	Estimated expenditure of RM8.37 million from November 2002 to end of December 2003 (Note 1)	From November 2002 to December 2003

Note 1 :

The aggregate value of the Transaction was arrived at based on the negotiated price quoted by SRGAP on an estimate of the subscribers and calls forecast. All transactions between SRGAP and Maxis Mobile are governed by a "Services Agreement" which provides for payments within 60 days of receipt of invoices from SRGAP.

Details of Interests and Nature of Relationship of Transacting Parties as at 1 November 2002

SRGAP is deemed to be a related party by virtue of the indirect equity interest held by Usaha Tegas Sdn Bhd ("UTSB") through Usaha Tegas Entertainment Systems Sdn Bhd, a wholly-owned subsidiary of UTSB, which holds a 70% direct equity interest in SRGAP.

PanOcean Management Limited ("PanOcean") are major shareholders of Maxis each having a deemed equity interest of 22.54% in Maxis whereas Encik Ananda Krishnan Tatparanandam ("TAK"), a major shareholder of Maxis, has a deemed equity interest of 32.71% in Maxis.

PSIL, Excorp, PanOcean and TAK are also major shareholders of UTSB and hence of SRGAP as well.

Y.M. Tunku Dato' Seri Mahmud bin Tunku Besar Burhanuddin ("TM"), Encik Khoo Teng Bin ("KTB"), Encik Augustus Ralph Marshall ("RM") and Encik Tan Poh Ching ("TPC") who are Directors of the Company, are also Directors of UTSB.

KTB, RM and TPC each holds 0.0204% direct equity interest in Maxis, while TM holds 0.02% indirect equity interest in Maxis. In addition, Encik Chan Chee Beng ("CCB") was an alternate Director of Maxis within the preceding 12 months of the date on which the terms of the Transaction were agreed upon and is a Director of UTSB. CCB has a direct equity interest of 0.0204% in Maxis but he does not have any interest in UTSB.

Encik Mohamad Shahrin Bin Merican who is a major shareholder of Maxis, via his direct equity interest of 0.005% and an indirect equity interest of 24.44% of the Company is also a Director of SRGAP.

SRGAP is deemed to be a person connected to UTSB, PSIL, Excorp and PanOcean by virtue of these major shareholders being entitled to control the exercise of not less than 15% of the voting shares in SRGAP.

3. Additional Information

The Transaction between Maxis Mobile and SRGAP has been approved by the Major Tender Committee, Audit Committee and the Board of Directors of Maxis. The Transaction is in the ordinary course of business and is based on commercial terms and the terms are consistent with the Group's business practices and policies. The decision to transact with SRGAP is based on a combination of factors such as pricing, quality of support, scope of services and their experience of handling Maxis products and services.

4. Rationale

The call handling and telemarketing services provided by SRGAP are able to support Maxis' business.

5. Statement by the Board of Directors

The Board (save for TM, KTB, RM and TPC who abstained from all Board deliberations and voting on the Transaction) having taken into consideration all aspects of the Transaction, is of the opinion that it is in the best interest of the Maxis Group.

6. Effects of the Transaction

The Transaction does not have any effect on the issued and paid-up capital or on the shareholdings of the substantial shareholders and it does not have any material

7. Approval Required

The Transaction does not require the Company's shareholders' approval or approvals from any relevant authorities.

APPENDIX B

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-021114-36490**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**14/11/2002**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc.**
Address	:	**333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
No. 2, Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 15,753,800 ordinary shares in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**08/11/2002**	**121,000**	**5.896**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**121,000**
Indirect/deemed interest (%)	:	**0.0049**
Total no of securities after change	:	**124,541,500**
Date of notice	:	**13/11/2002**
Remarks		

APPENDIX C

Financial Results
Reference No **MC-021123-38411**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**27/11/2002**
Quarterly report for the financial period ended	:	**30/09/2002**
Quarter	:	**3**
Financial Year End	:	**31/12/2002**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

30 Sept 2002 Report.pdf

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
30/09/2002

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		30/09/2002	30/09/2001	30/09/2002	30/09/2001
		RM'000	RM'000	RM'000	RM'000
1	Revenue	**964,200**	**797,600**	**2,747,200**	**2,207,100**
2	Profit/(loss) before tax	**285,200**	**117,200**	**948,400**	**604,100**
3	Profit/(loss) after tax and minority interest	**212,300**	**52,700**	**706,700**	**498,100**
4	Net profit/(loss) for the period	**212,300**	**52,700**	**706,700**	**498,100**
5	Basic earnings/ (loss) per shares (sen)	**8.70**	**2.60**	**32.60**	**24.70**
6	Dividend per share (sen)	**0.00**	**0.00**	**0.00**	**0.00**

	AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END

(RM)

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Remarks :

1. The basic earnings per share (EPS) has been calculated based on the weighted average number of ordinary shares of RM0.10 each in issue as at 30 September 2002. The EPS for the quarter ended 30 September 2001 has been restated to be on a comparable basis with that of the current quarter, taking into account the effects of the bonus issue and share split (splitting the RM 1.00 nominal value share to RM 0.10 nominal value share) in compliance with MASB 13.

2. The NTA has been calculated based on the following:
i) Quarter ended 30 September 2002 based on RM0.10 nominal value share; and
ii) Year ended 31 December 2001 based on RM1.00 nominal value share.





MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE THIRD QUARTER ENDED 30 SEPTEMBER 2002

ANNOUNCEMENT

The Board of Directors of Maxis Communications Berhad ("Maxis" or "the Company") is pleased to announce the following unaudited consolidated results for the third quarter ended 30 September 2002. The third quarter unaudited consolidated results has been prepared in accordance with the new requirements of the Malaysian Accounting Standards Board Statement (MASB) 26 – Interim Financial Reporting and paragraph 9.22 of the Kuala Lumpur Stock Exchange Listing Requirements and should be read in conjunction with the audited annual financial statements for the year ended 31 December 2001.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER			CUMULATIVE QUARTER		
		QUARTER ENDED 30/09/2002	QUARTER ENDED 30/09/2001	+ -	**PERIOD ENDED 30/09/2002**	PERIOD ENDED 30/09/2001	+ -
		RM' m	RM' m	%	**RM' m**	RM' m	%
Revenue	8	**964.2**	797.6	+21	**2,747.2**	2,207.1	+24
Interconnect expenses and direct cost of sales		**(271.4)**	(213.9)		**(719.5)**	(569.1)	
Gross profit		**692.8**	583.7	+19	**2,027.7**	1,638.0	+24
Other operating income		**14.3**	6.5		**24.7**	17.7	
Administrative expenses		**(210.6)**	(197.8)		**(594.8)**	(530.6)	
Network operation cost		**(187.3)**	(252.7)		**(406.6)**	(443.0)	
Other operating expenses		**(8.5)**	(11.8)		**(20.7)**	(25.4)	
Profit from operations	8	**300.7**	127.9	+135	**1,030.3**	656.7	+57
Finance cost		**(15.5)**	(10.7)		**(81.9)**	(52.6)	
Profit before taxation [1]	22	**285.2**	117.2	+143	**948.4**	604.1	+57
Taxation	15	**(72.9)**	(64.5)		**(241.7)**	(106.0)	
Profit after taxation	22	**212.3**	52.7	+303	**706.7**	498.1	+42
		Sen	Sen		**Sen**	Sen	
Earnings per share:							
- Basic	23	**8.7**	2.6		**32.6**	24.7	
- Diluted	23	**8.6**	2.6		**32.6**	24.7	



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE THIRD QUARTER ENDED 30 SEPTEMBER 2002

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS (Continued)

Note:

(1) The profit before taxation has been arrived at after (crediting)/charging:

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/09/2002	QUARTER ENDED 30/09/2001	**PERIOD ENDED 30/09/2002**	PERIOD ENDED 30/09/2001
	RM' m	RM' m	**RM' m**	RM' m
Interest income	**(14.0)**	(5.9)	**(23.8)**	(16.2)
Depreciation	**178.0**	104.3	**391.8**	304.6
Allowance for write down of identified network cost	**-**	142.0	**-**	142.0



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE THIRD QUARTER ENDED 30 SEPTEMBER 2002

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 30/09/2002 (Unaudited) RM' m	AS AT 31/12/2001 (Audited) RM' m
NON-CURRENT ASSETS			
Property, plant and equipment	9 (a)	**3,528.4**	3,216.3
CURRENT ASSETS			
Inventories		**159.3**	90.5
Debtors		**566.7**	469.5
Deposits with licensed banks		**1,736.9**	791.6
Cash and bank balances		**65.5**	26.3
		2,528.4	1,377.9
CURRENT LIABILITIES			
Provisions for liabilities and charges		**50.4**	58.6
Creditors		**1,967.9**	1,604.1
Borrowings (interest bearing)	19	**15.3**	143.3
Bank balances		**-**	1.2
Taxation		**88.4**	21.0
Dividends payable		**-**	738.4
		2,122.0	2,566.6
NET CURRENT ASSETS/(LIABILITIES)		**406.4**	(1,188.7)
NON-CURRENT LIABILITIES			
Creditors (interest bearing)		**244.3**	199.2
Borrowings (secured and interest bearing)	19	**765.4**	339.5
Deferred taxation		**104.6**	78.6
		2,820.5	1,410.3
CAPITAL AND RESERVES			
Share capital		**245.1**	157.9
Share premium		**3,281.0**	2,664.7
Capital redemption reserve		**0.9**	-
Accumulated losses		**(706.5)**	(1,412.3)
		2,820.5	1,410.3
NET TANGIBLE ASSETS (NTA) PER SHARE		**RM**	RM
- Based on nominal value of RM0.10 per share as at 30/09/2002		**1.15**	N/A
- Based on nominal value of RM1.00 per share as at 31/12/2001		N/A	8.93



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE THIRD QUARTER ENDED 30 SEPTEMBER 2002

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Issued and fully paid		Non-distributable			
Period ended 30/09/2002	Note	Number of shares	Nominal value	Share premium	Capital redemption reserve	Accumulated losses	Total
		' m	RM' m	RM' m	RM' m	RM' m	RM' m
Balance as at 1/1/2002		157.9	157.9	2,664.7	-	(1,412.3)	1,410.3
Movements for the period							
Profit after taxation for the 9 month period		-	-	-	-	706.7	706.7
Transfer to capital redemption reserve [1]		-	-	-	0.9	(0.9)	-
Issue of 203,300 Redeemable Preference Shares ("RPS") of RM1.00 each at a premium of RM9,999 each [2]		-	-	(2,033.0)	-	-	(2,033.0)
Issue of ordinary shares:							
- 2,790 ordinary shares [3]		-	-[*]	0.1	-	-	0.1
- 21,857,463 ordinary shares [4]		21.9	21.9	871.1	-	-	893.0
- 24,245,008 bonus issue of ordinary shares [5]		24.2	24.2	(24.2)	-	-	-
- 1,836,000,000 ordinary shares share split [6]		1,836.0	-	-	-	-	-
- 410,875,000 ordinary shares pursuant to IPO [7]		410.9	41.1	1,855.3	-	-	1,896.4
Share issue expenses		-	-	(53.0)	-	-	(53.0)
Dividends declared	26	-	-	-	-	-	-
Balance as at 30/09/2002		2,450.9	245.1	3,281.0	0.9	(706.5)	2,820.5

[*] Denotes an amount of RM2,790

Note (as reported in the Q2 2002 announcement):

[1] The Capital Redemption Reserve was created on the redemption of the 890,000 RPS of RM1.00 each held by Maxis International Sdn Bhd, a subsidiary, at a premium of RM99.00 per RPS satisfied entirely by cash.

[2] Issuance of 203,300 RPS of RM1.00 each at a premium of RM9,999 each by the application of the share premium account on 6 May 2002.

[3] Issuance of 2,790 new ordinary shares of RM1.00 each at a premium of approximately RM39.86 to redeem the 114,000 RPS of RM1.00 each on 16 May 2002.

[4] Issuance of 21,857,463 new ordinary shares of RM1.00 each at a premium of approximately RM39.86 to redeem the 89,300 RPS of RM1.00 each on 17 May 2002.

[5] Bonus issue of 24,245,008 ordinary shares of RM1.00 each on the basis of approximately 135 new ordinary shares for every 1,000 ordinary shares held subsequent to the redemption of the RPS by the application of the share premium account on 17 May 2002.





MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE THIRD QUARTER ENDED 30 SEPTEMBER 2002

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)

Note (as reported in the Q2 2002 announcement - continued):

(6) Share split to convert the nominal value of the ordinary shares of RM1.00 each to RM0.10 ordinary shares on 18 May 2002.

(7) Issuance of 410,875,000 ordinary shares of RM0.10 each at an issue price of RM4.36 each for the retail offering and RM4.85 each for the institutional offering pursuant to the Initial Public Offering ("IPO") on 1 July 2002.

	Issued and fully paid		Non-distributable			
Period ended 30/09/2001	**Number of shares**	**Nominal value**	**Share premium**	**Capital redemption reserve**	**Accumulated losses**	**Total**
	' m	**RM' m**	**RM' m**	**RM' m**	**RM' m**	**RM' m**
Balance as at 1/1/2001	157.9	157.9	2,664.7	-	(1,253.1)	1,569.5
Profit after taxation for the 9 month period	-	-	-	-	498.1	498.1
Balance as at 30/09/2001	157.9	157.9	2,664.7	-	(755.0)	2,067.6



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE THIRD QUARTER ENDED 30 SEPTEMBER 2002

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Note	CUMULATIVE QUARTER PERIOD ENDED 30/09/2002 RM' m	PERIOD ENDED 30/09/2001 RM' m
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit after taxation		706.7	498.1
Adjustments for:			
Depreciation of property, plant and equipment		391.8	304.6
Property, plant and equipment written off		0.6	2.5
Loss/(Gain) on disposal of property, plant and equipment		0.4	(1.0)
Interest income		(23.8)	(16.2)
Interest expense		45.5	52.6
Taxation	15	241.7	106.0
Unrealised loss/(gain) on foreign exchange		0.8	(4.9)
Allowance/(write back of allowance) for:			
- inventories' obsolescence		5.5	0.9
- write down of identified network cost		-	142.0
- doubtful debts		32.6	57.9
- diminution in value of other investment		-	(2.5)
Bad debts written off		1.7	1.0
Provision for staff incentive scheme		12.2	11.1
		709.0	654.0
Operating profit before changes in working capital		1,415.7	1,152.1
Changes in working capital		181.7	24.8
Cash generated from operations		1,597.4	1,176.9
Interest received		23.3	14.6
Taxation paid		(148.3)	(60.9)
Staff incentive scheme paid		(15.5)	(11.1)
Net cash flow from operating activities		1,456.9	1,119.5
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment		(705.3)	(712.6)
Proceeds from disposal of property, plant and equipment		0.5	1.0
Proceeds from promissory notes redeemed and disposal of other investments		-	2.8
Net cash flow from investing activities		(704.8)	(708.8)



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE THIRD QUARTER ENDED 30 SEPTEMBER 2002

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Continued)

	Note	CUMULATIVE QUARTER	
		PERIOD ENDED 30/09/2002	PERIOD ENDED 30/09/2001
		RM' m	RM' m
CASH FLOWS FROM FINANCING ACTIVITIES			
Decrease in deposits, cash and bank balances pledged as security		-	2.9
Repayment of hire purchase and finance lease principals		(8.4)	(8.7)
Repayment of hire purchase and finance lease interests		(0.4)	(0.8)
Draw down of syndicated loans		1,060.0	-
Repayment of bank borrowings		(739.3)	(106.2)
Interest paid		(29.0)	(58.1)
Dividends paid	7	(738.4)	-
Proceeds from issuance of share capital		2,789.5	-
Redemption of Redeemable Preference Shares		(2,033.0)	-
Payment for listing expenses		(53.0)	-
Net cash flow from financing activities		248.0	(170.9)
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,000.1	239.8
CASH AND CASH EQUIVALENTS AT THE START OF THE PERIOD		794.5	574.1
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		1,794.6	813.9



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE THIRD QUARTER ENDED 30 SEPTEMBER 2002

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH MASB STATEMENT 26, PARAGRAPH 16

1. ACCOUNTING POLICIES

The quarterly condensed financial statements have been prepared based on the accounting policies and methods of computation consistent with those adopted in the audited annual financial statements for the year ended 31 December 2001.

2. QUALIFICATION OF PRECEDING ANNUAL FINANCIAL STATEMENTS

There was no qualification to the preceding annual financial statements.

3. SEASONAL / CYCLICAL FACTORS

The operations of Maxis and its subsidiaries ("the Group") were not significantly affected by seasonality and cyclical factors during the quarter under review.

4. NATURE AND AMOUNT OF ITEMS AFFECTING ASSETS, LIABILITIES, EQUITY, NET INCOME, OR CASH FLOWS THAT ARE UNUSUAL BECAUSE OF THEIR NATURE, SIZE, OR INCIDENCE

There were no unusual items affecting assets, liabilities, equity, net income, or cash flows during the quarter under review.

5. NATURE AND AMOUNT OF CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR INTERIM PERIODS OF THE CURRENT FINANCIAL YEAR OR CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR FINANCIAL YEARS, IF THOSE CHANGES HAVE A MATERIAL EFFECT IN THE CURRENT INTERIM PERIOD

There were no changes in estimates of amounts reported in the prior interim period of the current financial year or in the prior financial years.

6. ISSUANCES, CANCELLATIONS, REPURCHASES, RESALE AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

(A) Issuance of equity securities

410,875,000 ordinary shares of RM0.10 each were issued on 1 July 2002 pursuant to the IPO.

(B) Repayment of debts

Two loan repayments were made during the current quarter as follows:

(a) The RM384 million outstanding amount of the BBMB loan which was disposed off to Danaharta Urus Sdn Bhd, was fully settled on 9 July 2002; and

(b) An amount of RM300 million was paid on 12 September 2002 as part settlement of the RM1,400 million loan (comprising USD200 million and RM640 million syndicated loan) obtained from a syndicate of banks.

Both repayments were made using the proceeds from the IPO as approved by the regulatory authorities. Please refer to Note 18 (A), Part B of the explanatory notes for further information.

7. DIVIDENDS PAID

No dividends were paid in the current quarter. The final net dividend for the financial year ended 31 December 2001 amounting to RM738.4 million was paid on 22 April 2002.

8. SEGMENT RESULTS AND REPORTING

The Group is organised into three main business segments:

(a) **Mobile** - supplies mobile communication services to businesses, individuals and other operators through its operating entity, Maxis Mobile Sdn Bhd;

(b) **Fixed line and internet** - provides a domestic fixed line network which offers voice and data services through its operating entity, Maxis Broadband Sdn Bhd; and

(c) **International gateway** - provides an international gateway network which offers cross border interconnect services through its operating entity, Maxis International Sdn Bhd.

The business segments of the fixed line and internet and international gateway support operations of the mobile business segment. Other operations of the Group which represents the other operating subsidiaries within the Group, include investment holding, property investment holding and management services, none of which are currently of a sufficient size to be reported separately.

Inter-segment sales comprise leased line services, interconnect charges and charges for share of common assets and common expenses transacted on an arms length basis.



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE THIRD QUARTER ENDED 30 SEPTEMBER 2002

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH MASB STATEMENT 26, PARAGRAPH 16

8. SEGMENT RESULTS AND REPORTING (Continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/09/2002	QUARTER ENDED 30/09/2001	**PERIOD ENDED 30/09/2002**	PERIOD ENDED 30/09/2001
	RM' m	RM' m	**RM' m**	RM' m
Revenues				
Mobile				
External revenue	**900.8**	732.6	**2,561.3**	2,018.8
Inter-segment revenue	**3.9**	6.4	**10.8**	18.2
	904.7	739.0	**2,572.1**	2,037.0
Fixed line & internet				
External revenue	**32.9**	38.3	**100.0**	115.6
Inter-segment revenue	**67.4**	53.2	**200.2**	155.5
	100.3	91.5	**300.2**	271.1
International gateway				
External revenue	**30.5**	26.7	**85.9**	72.7
Inter-segment revenue	**28.3**	49.5	**80.4**	151.2
	58.8	76.2	**166.3**	223.9
Other operations				
External revenue	**-**	-	**-**	-
Inter-segment revenue	**0.3**	0.3	**0.8**	0.8
	0.3	0.3	**0.8**	0.8
Total reportable segments	**1,064.1**	907.0	**3,039.4**	2,532.8
Eliminations	**(99.9)**	(109.4)	**(292.2)**	(325.7)
Total Group Revenue	**964.2**	797.6	**2,747.2**	2,207.1



8. **SEGMENT RESULTS AND REPORTING (Continued)**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/09/2002	QUARTER ENDED 30/09/2001	**PERIOD ENDED 30/09/2002**	PERIOD ENDED 30/09/2001
	RM' m	RM' m	**RM' m**	RM' m
Segment Results				
Mobile	**245.4**	239.6	**870.6**	695.0
Fixed line & internet	**32.4**	(137.5)	**117.7**	(134.5)
International gateway	**10.9**	25.8	**27.4**	86.9
Other operations	**(2.0)**	(5.9)	**(9.3)**	(6.9)
Net eliminations	**-**	-	**0.1**	-
	286.7	122.0	**1,006.5**	640.5
Interest income	**14.0**	5.9	**23.8**	16.2
Profit from operations	**300.7**	127.9	**1,030.3**	656.7
Finance cost	**(15.5)**	(10.7)	**(81.9)**	(52.6)
Profit before taxation	**285.2**	117.2	**948.4**	604.1
Taxation	**(72.9)**	(64.5)	**(241.7)**	(106.0)
Profit after taxation	**212.3**	52.7	**706.7**	498.1

9. **CARRYING AMOUNT OF REVALUED ASSETS**

(a) **Property, plant and equipment**

There were no revalued property, plant and equipment during the quarter and as at 30 September 2002.

(b) **Investment properties**

There were no investment properties during the quarter and as at 30 September 2002.

10. **MATERIAL SUBSEQUENT EVENTS**

There were no material subsequent events as at 20 November 2002.

11. **CHANGES IN THE COMPOSITION OF THE GROUP**

There have been no changes in the composition of the Group for the current quarter and financial year to date.

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) Contingent liabilities

The amount of contingent liabilities as at 20 November 2002 is as follows:

	Company RM' m
Guarantees given to financial institutions for borrowing facilities granted to a subsidiary	760.0
Guarantees given to Telekom Malaysia Berhad in respect of services provided to Maxis Broadband Sdn Bhd and Maxis International Sdn Bhd (both subsidiaries of the Company)	1.8

	Group RM' m
Indemnity given to financial institutions in respect of bank guarantees issued at the request of the Company and its subsidiaries	
- Custom duties	26.2
- Others	20.0
	46.2

(b) Contingent assets

There were no contingent assets at 20 November 2002.

13. CAPITAL COMMITMENTS

Capital commitments for property, plant and equipment not provided for in the financial statements as at 30 September 2002 is as follows:

	Group RM' m
Authorised by the Board of Directors	
- contracted for	**281.0**
- not contracted for	**1,269.2**
	1,550.2



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE THIRD QUARTER ENDED 30 SEPTEMBER 2002

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH MASB STATEMENT 26, PARAGRAPH 16

14. SIGNIFICANT RELATED PARTY DISCLOSURES

Related parties are those defined under MASB Statement 8 - Related Party Disclosures.

Usaha Tegas Sdn Bhd together with certain entities controlled by or in which Ananda Krishnan Tatparanandam is deemed to have an interest, have the ability to exercise significant influence over the Group.

The significant related party transactions and balances described below are carried out on terms and conditions obtainable in transactions with unrelated parties.

	TRANSACTIONS FOR THE PERIOD ENDED 30/09/2002	BALANCES DUE FROM/(TO) AS AT 30/09/2002
	RM' m	RM' m
(a) Sales of goods and services		
Sales of telecommunications services to:		
- MEASAT Broadcast Network Systems Sdn Bhd (VSAT, telephony and international bandwidth services)	7.5	6.9
(b) Purchases of goods and services		
Purchases of services from:		
- Tanjong City Centre Property Management Sdn Bhd (Rentals and utility charges)	16.4	(1.6)
- Binariang Satellite Systems Sdn Bhd (Transponder lease rentals)	10.2	(3.6)
- MEASAT Broadcast Network Systems Sdn Bhd (CATV, advertising and printing services)	6.4	(2.0)
- UTSB Management Sdn Bhd (Secondment and consultancy services)	21.4	(7.3)



PART B – EXPLANATORY NOTES IN COMPLIANCE WITH KLSE LISTING REQUIREMENT UNDER PART A OF APPENDIX 9B

15. TAXATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/09/2002	QUARTER ENDED 30/09/2001	**PERIOD ENDED 30/09/2002**	PERIOD ENDED 30/09/2001
	RM' m	RM' m	**RM' m**	RM' m
Malaysian taxation				
Current year	**72.9**	39.5	**213.1**	80.1
Deferred taxation	**-**	25.0	**28.6**	25.9
	72.9	64.5	**241.7**	106.0

The effective tax rate for the current quarter and financial period to date was 25.6% and 25.5% respectively. The Group's effective tax rates were lower than the statutory tax rate of 28% due to utilisation of brought forward capital allowances in one of the subsidiaries.

16. PROFIT/(LOSS) ON SALE OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

There were no sale of unquoted investments and/or properties during the quarter.

17. QUOTED SECURITIES

There were no quoted securities during the quarter and as at 30 September 2002.

18. (A) STATUS OF UTILISATION OF PROCEEDS RAISED FROM THE INITIAL PUBLIC OFFERING

On 1 October 2002, Maxis announced that the Securities Commission ("SC") had approved Maxis' proposal to place unutilised proceeds raised from its IPO, apart from the amounts allocated for working capital purposes, in certain money market instruments instead of fixed deposit accounts (as was previously directed by the SC) until these IPO proceeds are utilised as previously disclosed in Maxis' Prospectus dated 3 June 2002.

The status of the utilisation of the proceeds as at 20 November 2002 from the IPO is as follows:

	AMOUNTS RAISED	UTILISED TO DATE	AMOUNTS OUTSTANDING
	RM' m	RM' m	RM' m
Repayment of BBMB loan [1]	384.0	(384.0)	-
Partial repayment of Maxis Mobile syndicated loan [1]	320.0	(300.0)	20.0
Payments related to prior purchases and/or installation of telecommunications equipment and materials	400.0	(154.6)	245.4
Working capital	719.0	(578.2)	140.8
Defray listing expenses	73.4	(54.0)	19.4
	1,896.4	(1,470.8)	425.6

[1] Please refer to Note 6 (B), Part A of the explanatory notes for further information.



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE THIRD QUARTER ENDED 30 SEPTEMBER 2002

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH KLSE LISTING REQUIREMENT UNDER PART A OF APPENDIX 9B

18 (B) STATUS OF CORPORATE PROPOSALS ANNOUNCED BUT NOT COMPLETED

On 18 September 2002, Maxis announced that it had entered into a conditional sale and purchase agreement with Time dotCom Berhad ("TdC") to acquire from TdC its entire equity interest of 100% in TIMECel Sdn Bhd comprising 1,293,883,684 ordinary shares of RM1.00 each at a non-binding indicative price ranging from RM1.3 billion to RM1.6 billion. The proposed acquisition is subject to a due diligence exercise which was completed on 20 November 2002. Price fixing will then take place within 15 days from the completion of the due diligence exercise or such further period as TdC and Maxis may agree.

The purchase consideration will be satisfied in cash using internally generated funds and where necessary drawing upon Maxis' existing credit facilities. The above proposed acquisition will be subject to both Maxis and TdC obtaining the necessary approvals from the relevant regulatory authorities and shareholders. It is expected that the proposed acquisition will be completed no later than the first half of 2003.

19. BORROWINGS

The amount of borrowings as at 30 September 2002 is as follows:

	CURRENT LIABILITIES	NON-CURRENT LIABILITIES	TOTAL
	RM' m	RM' m	RM' m
Unsecured			
Bank overdrafts	7.7	-	7.7
Secured			
Islamic term loan [1]	0.4	5.4	5.8
Syndicated loans [2]	-	760.0	760.0
Hire purchase and finance leases [3]	7.2	-	7.2
	15.3	765.4	780.7

Note

(1) The Islamic term loan (Al-Bai Bithamin Ajil) is secured by way of a fixed charge over the freehold land and building of Rawa Utara Sdn Bhd, a subsidiary and deposits of RM83,000.

(2) Included in the syndicated loans are borrowings of USD200 million which has been fully hedged. The syndicated loans are secured by way of a legal charge over all the ordinary shares owned by Maxis in Maxis Mobile Sdn Bhd, a subsidiary, comprising 100% of the total issued and paid up share capital in Maxis Mobile Sdn Bhd and all other preference shares in Maxis Mobile Sdn Bhd which may from time to time be issued or allotted to Maxis, together with all rights and benefits accruing thereto from time to time. Please refer to Note 20 (2), Part B of the explanatory notes for further information.

(3) The hire purchase and finance lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

20. FINANCIAL INSTRUMENTS

(1) Forward foreign exchange contracts

Forward foreign exchange contracts are used to manage foreign exchange exposures arising from transactions denominated in foreign currencies. Under the Group's policy, Maxis' practice is to hedge all known foreign currency commitments up to six months forward with a value approximately the equivalent of RM50,000 or more (except for US Dollar) as and when they arise.

As at 20 November 2002, the outstanding open forward exchange contract entered into as hedges of transaction is as follows:

Hedged items	Contracted Amounts '000	Currency to be paid	Contractual Rate	RM'000 equivalent
Purchase of leased line	205	Singapore Dollar	1 SGD = RM 2.156	442

The settlement dates of the above contract falls on 21 November 2002.

The fair value of the outstanding forward contract of the Group as at 20 November 2002 is an amount of RM440,000 giving rise to an unfavourable position.

Exchange gains and losses arising on contracts entered into as hedges of transactions are deferred until the date of such transaction, at which time they are included in the measurement of such transactions.

(2) Currency hedge

On 13 May 2002, Maxis Mobile Sdn Bhd, a subsidiary entered into an arrangement to fully hedge the USD200 million loan and the interest rate for the quarter is 4.8%.

(3) Credit Risk

The above instruments are executed with creditworthy financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

21. CHANGES IN MATERIAL LITIGATIONS

Save as previously disclosed in the last audited financial statements and as reported in the last quarterly report, there has been no material change in the status of the reported litigations as at 20 November 2002 that would have a material adverse impact to the Group.



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE THIRD QUARTER ENDED 30 SEPTEMBER 2002

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH KLSE LISTING REQUIREMENT UNDER PART A OF APPENDIX 9B

22. REVIEW OF PERFORMANCE

(A) Variation of the profit before tax between the current quarter against the preceding quarter

The current quarter's profit before tax increased marginally by RM1.9 million from RM283.3 million in the preceding quarter ended 30 June 2002 to RM285.2 million in the current quarter.

(B) Material factors affecting the current quarter's results

Profit before tax

The current quarter's profit before tax of RM285.2 million was higher by 143% compared to the corresponding preceding year quarter, mainly due to the significant revenue contribution from the mobile segment. Mobile segment revenue grew by 22% to RM904.7 million in the current quarter, mainly driven by the increase in mobile subscribers' base by 37% and increase in total outgoing minutes of use by 24% as compared to the corresponding preceding year quarter. Subscriber growth was mainly in the prepaid segment which has lower average revenue per user (ARPU) as compared to postpaid subscribers and thus the rate of increase in subscribers was not matched with the rate of increase in revenue.

The current quarter was also impacted by the accelerated depreciation of certain plant and equipment totalling RM63.4 million, mainly comprising the prepaid ORGA platform of RM29.9 million, decommissioned network assets of RM21.7 million and Short Message Service Centre assets of RM9.6 million due to the replacement of such existing assets with new systems and technology. In the corresponding preceding year quarter, there was an exceptional charge made for the allowance for write down of identified network cost amounting to RM142.0 million in respect of the impairment of the fixed network assets.

Profit after tax

The profit after tax in the current quarter of RM212.3 million was higher by 303% as compared to the corresponding preceding year quarter due to the factors mentioned above. The higher taxation charge for the current quarter arose from the unavailability of brought forward tax losses and capital allowances.

(C) Material factors affecting the financial period to date results

Profit before tax

The profit before tax for the current financial period of RM948.4 million was higher by 57%, driven primarily by the growth in postpaid subscribers by 8% and prepaid subscribers by 64%. Mobile segment revenue grew by 26% to RM2,572.1 million in the current financial period as compared to the corresponding preceding financial period. ARPU for the two periods has remained relatively stable but the increase in revenue was at a lower rate compared to the increase in the number of subscribers due to the acquisition of more prepaid rather than postpaid subscribers.

In addition to the factors mentioned in (B) above, the financial results to date were also impacted by an amount of RM35.0 million in respect of loan documentation and stamping fees in respect of the RM1,400 million loan (comprising USD200 million and RM640 million syndicated loan) obtained from a syndicate of banks.

Profit after tax

The profit after tax for the current financial period of RM706.7 million was higher by 42% as compared to the corresponding preceding financial period mainly due to the growth in postpaid and prepaid subscribers as described above. The higher taxation charge during the financial period arose from the unavailability of brought forward tax losses and capital allowances and disallowances of the loan documentation and stamping fees for tax purposes.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH KLSE LISTING REQUIREMENT UNDER PART A OF APPENDIX 9B

23. EARNINGS PER SHARE

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 30/09/2002	QUARTER ENDED 30/09/2001	**PERIOD ENDED 30/09/2002**	PERIOD ENDED 30/09/2001
(1) Basic earnings per share					
Net profit after taxation	(RM' m)	**212.3**	52.7	**706.7**	498.1
Weighted average number of ordinary shares in issue	(' m)	**2,450.9**	2,018.1	**2,167.6**	2,018.1
Basic earnings per share	(sen)	**8.7**	2.6	**32.6**	24.7
(2) Diluted earnings per share					
Net profit after taxation	(RM' m)	**212.3**	52.7	**706.7**	498.1
Weighted average number of ordinary shares in issue	(' m)	**2,450.9**	2,018.1	**2,167.6**	2,018.1
Adjusted for share options granted	(' m)	**6.6**	-	**2.2**	-
Adjusted weighted average number of ordinary shares in issue	(' m)	**2,457.5**	2,018.1	**2,169.8**	2,018.1
Diluted earnings per share	(sen)	**8.6**	2.6	**32.6**	24.7

The Company, pursuant to its Employees Share Option Scheme, has the authority to grant share options to its employees up to a maximum of 10% of its issued and paid up ordinary share capital of 2,450,875,000 ordinary shares of RM0.10 each as at 30 September 2002.

The weighted average number of ordinary shares in issue as at 30 September 2001 (which was previously at RM1.00 nominal value) has been restated to the equivalent number of RM0.10 ordinary nominal value shares after taking into account the effects of the bonus issue and share split (splitting the RM1.00 nominal value share to RM0.10 nominal value shares) in compliance with MASB Statement 13. This is to restate the earnings per share to a comparable basis with that of the current period.

24. CURRENT YEAR'S PROSPECTS

Based on the results and performance achieved to date and barring any unforeseen circumstances or significant changes in the industry and market place, Maxis expects to meet its forecast net profit after tax as stated in the listing Prospectus.

25. PROFIT FORECAST OR PROFIT GUARANTEE

Explanatory notes for the variance of actual results against the profit forecast are not applicable, as they are required to be presented in the final quarter of the financial year.



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE THIRD QUARTER ENDED 30 SEPTEMBER 2002

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH KLSE LISTING REQUIREMENT UNDER PART A OF APPENDIX 9B

26. DIVIDENDS DECLARED

No dividend has been declared or recommended for the current quarter and financial period ended 30 September 2002.

By order of the Board

Dipak Kaur
(LS 5204)
Company Secretary
27 November 2002
Kuala Lumpur

APPENDIX D

General Announcement
Reference No **MC-021127-57134**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**27/11/2002**

Type	:	**Announcement**
Subject	:	**Press Release on Maxis Communications Berhad ("Maxis")'s Third Quarter Results for the financial period ended 30 September 2002**

Contents :

Please find attached Maxis' Press Release on its Third Quarter Results for the financial period ended 30 September 2002.



Q3-PR.doc

Maxis Records RM212 million net profit for 3rd Quarter

Mobile data continues to show strong growth

Kuala Lumpur (27 November 2002) Maxis Communications Berhad ("Maxis") posted a net profit of RM212 million for its unaudited third quarter financial results for the period ended 30 September 2002, up 10% from RM193 million in the second quarter.

In the same period, revenue was up 5% to RM964 million from RM919 million while earnings before interest, taxation, depreciation and amortisation ("EBITDA") increased by 4% to RM465 million from RM447 million.

Mobile data in particular short message service ("SMS") continued to register strong growth. SMS transactions grew 21% to 126 million while revenue was up 26% to RM63 million compared to the previous quarter.

In addition, Maxis' subscriber growth remained robust with some 160,000 new subscribers in the third quarter, with its base now at more than 2.93 million despite intense competition and price cutting.

"We are very pleased with our strong performance especially given the volatility in the global telecommunications industry and the stiff local competition during the third quarter," said Maxis Chairman, Tun Mohammed Hanif Omar.

"We have always believed in a balanced focus on revenue growth while driving our cost down, as well as in increasing our efficiency and productivity. Hence, our revenue and profit growth are very much within our targets," he added.

Maxis Chief Executive Officer, Dato' Jamaludin Ibrahim said, "We are especially delighted to note that our mobile data strategy has proven to be successful in encouraging more customers to use data services. There has been a continuous increase in active mobile data users to reach some 66% of our total customer base.

"Our strong growth in mobile data is due to the company's aggressive promotion of data services which included the Maxis SMS SpeedMaster Challenge; EasyAccess, our menu-driven interactive service; MindPlay, a series of SMS games; applications and content for our Muslim and Chinese customers; and other SMS-based services".

Jamaludin added that the quality of Maxis' customers remained premium as demonstrated by a stable postpaid average revenue per user ("ARPU"), stable churn and low bad debt, all of which reflected the company's focus on quality rather than purely market share.

For the first nine months, the company posted revenue of RM2.7 billion, EBITDA of RM1.4 billion, profit before tax of RM948 million and net profit of RM707 million.

"The revenue and net profit figures for the first nine months represent 76% and 86% respectively of Maxis' full year forecast as set out in the listing prospectus, showing that we are on track to achieve our full year forecast," Jamaludin said.

- End -

This press release is also available at
www.maxis.com.my/personal/about_us/newsroom/press/2002/index.asp

Maxis' third quarter 2002 announcement to the Kuala Lumpur Stock Exchange and the company's presentation are available at
www.maxis.com.my/personal/about_us/investor/index.asp.

APPENDIX E

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-021204-38138**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**05/12/2002**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc.**
Address	:	**333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM 0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 10,762,500 ordinary shares in Maxis

Standard Chartered Bank Malaysia Berhad
Kuala Lumpur Main Office
No. 2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 16,920,500 ordinary shares in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**28/11/2002**	**103,900**	**5.500**
Acquired	**28/11/2002**	**883,600**	**5.500**
Acquired	**28/11/2002**	**12,500**	**5.500**
Acquired	**29/11/2002**	**31,400**	**5.500**
Acquired	**29/11/2002**	**266,800**	**5.500**
Acquired	**29/11/2002**	**3,800**	**5.500**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,302,000**
Indirect/deemed interest (%)	:	**0.0531**
Total no of securities after change	:	**125,843,500**
Date of notice	:	**03/12/2002**

Remarks
With reference to the "Details of changes" above, the acquisition(s) :-
1. as stated in rows 1 and 4 are in relation to Hong Kong Bank Malaysia; and
2. as stated in rows 2, 3, 5 and 6 are in relation to Standard Chartered Bank Malaysia Berhad.

APPENDIX F

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-021209-32698**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**09/12/2002**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc.**
Address	:	**333 South Hope Street, 55th Floor Los Angeles CA 90071, USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26,
Jalan Sultan Ismail,
50250 Kuala Lumpur,
Malaysia.
(in respect of 97,275,300 ordinary shares in Maxis)

Hong Kong Bank Malaysia
Securities Department,
2 Leboh Ampang,
50100 Kuala Lumpur,
Malaysia.
(in respect of 11,025,800 ordinary shares in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office,
2 Jalan Ampang,
50450 Kuala Lumpur,
Malaysia.
(in respect of 17,777,100 ordinary shares in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**03/12/2002**	**8,800**	**5.625**
Acquired	**03/12/2002**	**163,900**	**5.625**
Acquired	**04/12/2002**	**99,400**	**5.489**
Acquired	**04/12/2002**	**844,700**	**5.489**
Acquired	**04/12/2002**	**11,900**	**5.489**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,128,700**
Indirect/deemed interest (%)	:	**0.0461**
Total no of securities after change	:	**126,972,200**
Date of notice	:	**06/12/2002**

Remarks
With reference to the "Details of Changes" above, the acquisition(s) :-
1. as stated in row 1 is in relation to Chase Manhattan (Malaysia) Nominees Sdn Bhd;
2. as stated in rows 2 and 3 are in relation to Hong Kong Bank Malaysia; and
3. as stated in rows 4 and 5 are in relation to Standard Chartered Bank Malaysia Bhd.

APPENDIX G

General Announcement
Reference No **MM-021212-67249**

Submitting Merchant Bank	:	**RHB SAKURA MERCHANT BANKERS BERHAD**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**12/12/2002**

Type	:	**Announcement**
Subject	:	**Maxis Communications Berhad ("Maxis"/the "Company") Proposed acquisition of the entire issued and paid-up share capital of TIMECel Sdn Bhd ("TIMECel") comprising 1,293,883,684 ordinary shares of RM1.00 each ("TIMECel Shares")**

Contents :

The following announcement is released on behalf of Maxis Communications Berhad:-

Quote

On 18 September 2002, the Company announced that it has entered into a conditional sale and purchase agreement ("Conditional SPA") with Time dotCom Berhad ("TdC") to acquire from TdC the 100% equity interest in TIMECel comprising 1,293,883,684 ordinary shares of RM1.00 each ("TIMECel Shares").

Further to the said announcement, the Company wishes to announce that Maxis had on even date confirmed to TdC its agreement to a total financial commitment of RM1.475 billion comprising the price payable for the purchase of TIMECel Shares of RM1.325 billion and the Company's undertaking to procure TIMECel to settle up to an amount of RM150 million in Inter-Company Loans (as defined in the Conditional SPA). The Company also wishes to announce that TdC has confirmed its agreement to the above.

Pursuant to the terms of the Conditional SPA, a deposit of RM50 million has been paid on 12 December 2002 to AM Trustee Berhad, as escrow account holder. The escrow account holder shall place the deposit in an interest bearing account, and in the event of completion of the conditional SPA, the deposit and interest accrued thereon shall be paid to TdC. The balance of the consideration of RM1.275 billion shall be payable on completion of the Conditional SPA.

The consideration for the TIMECel Shares was based on negotiations in good faith on a willing buyer willing seller basis after taking into consideration various valuation methodologies including the discounted cash flow of the potential benefit of the TIMECel acquisition to Maxis as well as factors such as the network, subscriber base and the net tangible assets of TIMECel.

Both Maxis and TdC have also agreed as follows:-

(i) Pursuant to the Conditional SPA, Maxis is to undertake to procure TIMECel to settle in full the Inter-Company Loans to TdC and the relevant Related Corporations of TIMECel (as defined in the Conditional SPA) one business day after Completion (as defined in the Conditional SPA). It is now agreed that the amount of Inter-Company Loans shall be capped at RM150 million ("Maximum Loans Amount").

> Any sums owing, outstanding or payable by TIMECel in respect of Inter-Company Loans in excess of the Maximum Loans Amount shall be unconditionally and irrevocably waived and forgone by TdC. TdC shall also procure that all Related Corporations of TIMECel who are lenders of Inter-Company Loans to unconditionally and irrevocably waive and forego such excess sums, if any, owing to them;

(ii) Pursuant to the Conditional SPA, Maxis is to undertake to procure TIMECel to settle in full the Trade Payables to TdC and the relevant Related Corporations of TIMECel one business day after Completion. It is now agreed that the amount of Trade Payables to be paid by TIMECel pursuant to Clause 20.2 of the Conditional SPA shall not exceed RM72 million ("Maximum Payables Amount").

> Any sums owing, outstanding or payable by TIMECel in excess of the Maximum Payables Amount shall be unconditionally and irrevocably waived and forgone by TdC. TdC shall also procure that all Trade Payables creditors other than TdC unconditionally and irrevocably waive and forego such excess sums, if any, owing to them.

Notwithstanding items (i) and (ii) above, any amounts payable by TIMECel which are incurred or which are to be paid after 12th December 2002, and the settlement of which is funded by TdC with the prior written approval of a Joint Steering Committee (established pursuant to the Conditional SPA) shall give rise to an Inter –Company Loan which shall be reimbursed by TIMECel to TdC and Maxis shall procure TIMECel to reimburse such Inter-Company Loan to TdC one business day after Completion; and

(iii) It shall be a condition precedent to the Conditional SPA that TIMECel is required to enter into fresh negotiations with Projek Lebuhraya Utara-Selatan Bhd ("PLUS") for rental of base transceiver station sites along the PLUS Expressway on terms acceptable to Maxis with a view to revising the rental to a fixed monthly sum per site basis consistent with current market benchmark and the PLUS Sub-Licence Agreement (as defined in the Conditional SPA) being amended accordingly.

Unquote

This announcement is dated 12 December 2002.

APPENDIX H

General Announcement
Reference No **MM-021226-56236**

Submitting Merchant Bank	:	**RHB SAKURA MERCHANT BANKERS BERHAD**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/12/2002**

Type	:	**Announcement**
Subject	:	**Maxis Communications Berhad ("Maxis" or the "Company")** **Proposed acquisition of the entire issued and paid-up share capital of TIMECel Sdn Bhd comprising 1,293,883,684 ordinary shares of RM1.00 each from Time dotCom Berhad ("Proposed Acquisition")**

Contents :

Further to the announcements on 18 September 2002 and 12 December 2002 in relation to the Proposed Acquisition, the Company wishes to announce that the Foreign Investment Committee has, *vide* its letter dated 24 December 2002, granted its unconditional approval for the Proposed Acquisition.

The Proposed Acquisition remains subject to, *inter-alia*, the approval of the shareholders of Maxis at an extraordinary general meeting to be convened and other relevant approvals and conditions precedent as specified in the conditional sale and purchase agreement.
This announcement is dated 26 December 2002.

APPENDIX I

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-021227-34337**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**27/12/2002**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc.**
Address	:	**333 South Hope Street, 55th Floor Los Angeles CA 90071, USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM 0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 97,247,300 ordinary shares in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 18,777,100 shares in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**19/12/2002**	**28,000**	**5.470**
Acquired	**19/12/2002**	**550,000**	**5.500**
Acquired	**19/12/2002**	**50,000**	**5.500**
Acquired	**23/12/2002**	**390,000**	**5.400**
Acquired	**23/12/2002**	**10,000**	**5.400**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**972,000**
Indirect/deemed interest (%)	:	**0.03966**
Total no of securities after change	:	**127,944,200**
Date of notice	:	**26/12/2002**

Remarks
With reference to the "Details of Changes" above, :-
1. the disposal as stated in row 1 is in relation to Chase Manhattan (Malaysia) Nominees Sdn Bhd; and
2. the acquisitions as stated in rows 2, 3, 4 and 5 are in relation to Standard Chartered Bank Malaysia Bhd.

APPENDIX J

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-021227-34337**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**27/12/2002**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc.**
Address	:	**333 South Hope Street, 55th Floor Los Angeles CA 90071, USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM 0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26,Jalan Sultan Ismail,50250 Kuala Lumpur,Malaysia(in respect of 97,247,300 ordinary shares in Maxis)
Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office,2 Jalan Ampang,50450 Kuala Lumpur,Malaysia(in respect of 18,777,100 shares in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**19/12/2002**	**28,000**	**5.470**
Acquired	**19/12/2002**	**550,000**	**5.500**
Acquired	**19/12/2002**	**50,000**	**5.500**
Acquired	**23/12/2002**	**390,000**	**5.400**
Acquired	**23/12/2002**	**10,000**	**5.400**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**972,000**
Indirect/deemed interest (%)	:	**0.03966**
Total no of securities after change	:	**127,944,200**
Date of notice	:	**26/12/2002**

Remarks

With reference to the "Details of Changes" above, :-
1. the disposal as stated in row 1 is in relation to Chase Manhattan (Malaysia) Nominees Sdn Bhd; and
2. the acquisitions as stated in rows 2, 3, 4 and 5 are in relation to Standard Chartered Bank Malaysia Bhd.

APPENDIX K

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-030106-42505**

Submitting Merchant Bank : **N/A**
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **06/01/2003**

Particulars of substantial Securities Holder

Name : **The Capital Group Companies, Inc.**
Address : **333 South Hope Street,**
55th Floor
Los Angeles
CA 90071, USA
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **United States**
Descriptions(Class & nominal value) : **Ordinary Shares of RM 0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 19,577,100 shares in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**30/12/2002**	**263,300**	**5.400**
Acquired	**30/12/2002**	**36,700**	**5.400**
Acquired	**02/01/2003**	**500,000**	**5.400**

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Deemed Interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **800,000**
Indirect/deemed interest (%) : **0.0326**
Total no of securities after change : **128,744,200**
Date of notice : **03/01/2003**
Remarks

APPENDIX L

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-030115-37672**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**15/01/2003**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc**
Address	:	**333 South Hope Street** **55th Floor** **Los Angeles** **CA 90071** **USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM 0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion
Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 97,259,300 shares in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 20,247,100 shares in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**07/01/2003**	**12,000**	**5.450**
Acquired	**07/01/2003**	**670,000**	**5.450**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**682,000**
Indirect/deemed interest (%)	:	**0.0278**
Total no of securities after change	:	**129,426,200**
Date of notice	:	**13/01/2003**

Remarks

With reference to the "Details of Changes" as stated above:-

1. The acquisition as stated in row 1 is in relation to Chase Manhattan (Malaysia) Nominees Sdn Bhd

2. The acquisition as stated in row 2 is in relation to Standard Chartered Bank Malaysia Bhd.

APPENDIX M

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-030129-34200**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**29/01/2003**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc**
Address	:	**333 South Hope Street 55th Floor Los Angeles CA 90071 USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM 0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion
Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 98,168,300 shares in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 20,224,100 shares in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**22/01/2003**	**250,000**	**5.750**
Transferred	**22/01/2003**	**23,000**	
Disposed	**23/01/2003**	**40,000**	**5.700**
Acquired	**23/01/2003**	**100,000**	**5.695**
Acquired	**24/01/2003**	**345,000**	**5.686**
Acquired	**27/01/2003**	**254,000**	**5.559**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**886,000**
Indirect/deemed interest (%)	:	**0.0362**
Total no of securities after change	:	**130,312,200**
Date of notice	:	**28/01/2003**

Remarks
With reference to the "Details of Changes" as stated above:-
1. The acquisitions as stated in rows 1,4,5 and 6, and the disposal as stated in row 3 are in relation to Chase Manhattan (Malaysia) Nominees Sdn Bhd
2. The transfer as stated in row 2 is in relation to Standard Chartered Bank Malaysia Bhd, and these shares were not a market transaction but a transfer of shares from an existing client account. This remark is based on the information in the Notice of Change in the Interests of Substantial Shareholder of The Capital Group Companies, Inc. dated 28 January 2003

APPENDIX N

General Announcement
Reference No **MC-030130-59455**

Submitting Merchant Bank	:	N/A
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**30/01/2003**

Type	:	**Announcement**
Subject	:	**ANNOUNCEMENT ON LITIGATION**

Contents :

1. Maxis Communications Berhad (158400-V) ("the Company") wishes to announce that it has today, filed a Defence and Counterclaim in relation a suit that has been commenced by Maxis Sdn Bhd (253503-X) ("the Plaintiff") against, inter alia, the Company, six (6) subsidiaries of the Company and two (2) other companies bearing the "Maxis" name (collectively referred to as "the 2nd to the 10th Defendants") vide Kuala Lumpur High Court Civil Suit No. S6-22-728-2002 ("the Suit"). The 2nd to the 10th Defendants in the Suit comprise the following :-

(a) the Company;
(b) Maxis Mobile Sdn Bhd (229892-M);
(c) Maxis Broadband Sdn Bhd (234053-D);
(d) Maxis Online Sdn Bhd (235849-A);
(e) Maxis International Sdn Bhd (240071-T);
(f) Maxis Management Services Sdn Bhd (287998-P);
(g) Maxis Multimedia Sdn Bhd (530188-A);
(h) Maxis Holdings Sdn Bhd (354378-W); and
(i) Maxis Wireless Multimedia Sdn Bhd (460960-X)
Maxis Holdings Sdn Bhd is a major shareholder of the Company, while Maxis Wireless Multimedia Sdn Bhd is dormant.

2. The Suit concerns the use of the name "Maxis" by the 2nd to the 10th Defendants. The Companies Commission of Malaysia, Suruhanjaya Syarikat Malaysia ("the Suruhanjaya") has been cited as the 1st Defendant. The Plaintiff maintains that the Suruhanjaya was wrong in approving and allowing the use of the name "Maxis" by the 2nd to the 10th Defendants.

3. The 2nd to the 10th Defendants are defending the Suit, inter alia, on the grounds that the Suruhanjaya had at all material times acted properly in granting, registering and allowing the use of the name "Maxis" especially given the fact that the Plaintiff was at all material times a dormant company. The solicitors for the 2nd to the 10th Defendants, have also advised that the Suit is not maintainable by reason of delay, acquiescence and estoppel on the part of the Plaintiff. Consequently, the 2nd to 8th Defendants shall be taking out an application shortly to have the Suit struck out for want of reasonable cause of action and obtain injunctive relief against the Plaintiff and additional parties in the Counterclaim to prevent the continued use of the name "Maxis" by them.

4. The Counterclaim has been initiated by the 2nd to the 8th Defendants against the Plaintiff and four (4) additional parties. These additional parties include the following :-

(a) Maxis Capital Sdn Bhd (569636-D);
(b) Maxis Biotech Sdn Bhd (560953-D);
(c) Saw Poh Leng (NRIC No. 760916-14-5448); and
(d) Yeoh Eng Kong (NRIC No. 681223-10-6109)

5. The said Saw Poh Leng and Yeoh Eng Kong are directors and shareholders of the Plaintiff. Saw Poh Leng is also a director of Maxis Biotech Sdn Bhd (560953-D) whilst Yeoh Eng Kong is a director and shareholder of Maxis Capital Sdn Bhd (569636-D).

6. The Counterclaim by the 2nd to the 8th Defendants is essentially premised on misrepresentation, the infringement of the Company's registered trademark "Maxis" and for passing off which has resulted in the Company and its associates suffering damage.

7. Given the opinion of the Company's solicitors, the Company does not expect to incur any operational or financial impact as a result of the Suit

APPENDIX O

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-030205-33071**

Submitting Merchant Bank : **N/A**
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **05/02/2003**

Particulars of substantial Securities Holder

Name : **The Capital Group Companies, Inc.**
Address : **333 South Hope Street**
55th Floor
Los Angeles
CA 90071
USA
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **United States**
Descriptions(Class & nominal value) : **Ordinary shares of RM 0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion
Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 98,449,300 shares in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**30/01/2003**	**281,000**	**5.653**

Circumstances by reason of which change has occurred : **Deemed interest**
Nature of interest : **Deemed interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **281,000**
Indirect/deemed interest (%) : **0.0115**
Total no of securities after change : **130,593,200**
Date of notice : **04/02/2003**
Remarks



Maxis Communications Berhad (158400-V)
Afas 18, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia

P.O. Box 13447
50180 Kuala Lumpur
Malaysia

Tel : (603) 2330 7000
Fax : (603) 2330 0008

M4772-00009/LCB/CZH/rse

08 April 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Application

Ladies and Gentlemen:

We refer to our letter dated 10 February 2003 seeking an exemption based upon Rule 12g3-2(b) pursuant to the Securities Exchange Act of 1934 ("the SE Act"), as amended.

We enclose herewith an update to Annex B as attached to the abovementioned letter for the period from 11 February 2003 to 04 April 2003, pursuant to Rule12g3-2(b)(1)(ii) of the SE Act. The list sets forth the information that the Company has filed with the Kuala Lumpur Stock Exchange and which is made public by such exchange.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director

Dipak Kaur
Secretary

Enclosures

c.c. Mr. Chris Holland

Singap-1/51421/01

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
5. Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965 a) The Capital Group Companies, Inc.	24 February 2002	KLSE listing Requirements and Malaysian Companies Act, 1965	E
6. Changes in Substantial Shareholder's Interest Pursuant to Form 29C of the Companies Act, 1965 a) The Capital Group Companies, Inc.	26 February 2003	KLSE Listing Requirements and Malaysian Companies Act, 1965	F
7. Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965 a) Ananda Krishnan Tatparanandam	26 February 2003	KLSE Listing Requirements and Malaysian Companies Act, 1965	G
8. Quarterly report on consolidated results for the financial period ended 31 December 2002	31 December 2002	KLSE Listing Requirements	H
9. Interim Dividend	27 February 2003	KLSE Listing Requirements	I
10. Announcement on Press Release on Appointment of New Chief Operating Officer	28 February 2003	KLSE Listing Requirements	J

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

	NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
	Announcement to Kuala Lumpur Stock Exchange ("KLSE")			
1.	Announcement on Press Release on Financial Results for Financial Period ended 31 December 2002	27 February 2003	KLSE Listing Requirements	A
2.	Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965 a) The Capital Group Companies, Inc.	11 February 2003	KLSE Listing Requirements and Malaysian Companies Act, 1965	B
3.	Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965 a) The Capital Group Companies, Inc	18 February 2003	KLSE Listing Requirements and Malaysian Companies Act, 1965	C
4.	Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965 a) Harapan Nusantara Sdn. Bhd. b) Tun Hj Mohammed Hanif Bin Omar c) Mohamad Shahrin Bin Merican d) Ananda Krishnan Tatparanandam e) Dato' Haji Badri Bin Haji Masri f) Hj Affendi Bin Tun Hj. Mohd Fuad Stephens	20 February 2003	KLSE Listing Requirements and Malaysian Companies Act, 1965	D

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
11. Announcement on Litigation	11 March 2003	KLSE Listing Requirements	K
12. Announcement on Supplemental Agreement to the Conditional SPA dated 18 September 2002 between TIME dotCom Berhad (TdC) and Maxis on Proposed Acquisition; and Joint Venture and Shareholders Agreements between TtdotCom Sdb Bhd and Maxis Brodaband Sdn. Bhd.	20 March 2003	KLSE Listing Requirements	L
13. Announcement on Award of 3G Spectrum Assignments - decision of the MCMC	25 March 2003	KLSE Listing Requirements	M
14. Announcement on Award of 3G Spectrum Assignments - decision of the MCMC	02 April 2003	KLSE Listing Requirements	N
15. Announcement on Litigation	03 April 2002	KLSE Listing Requirements	O
16. Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965 a) Harapan Nusantara Sdn. Bhd. b) Tun Hj Mohammed Hanif Bin Omar c) Mohamad Shahrin Bin Merican d) Ananda Krishnan Tatparanandam e) Dato' Haji Badri Bin Haji Masri f) Hj Affendi Bin Tun Hj Mohd Fuad Stephens	03 April 2002	KLSE Listing Requirements and Malaysian Companies Act, 1965	P

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
17. Announcement on Related Party Transaction pursuant to Paragraph 10.09 of the Kuala Lumpur Stock Exchange Listing Requirements	04 April 2003	KLSE Listing Requirements	Q

APPENDIX A

General Announcement
Reference No **MC-030227-69859**
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **27/02/2003**

Type : **Announcement**
Subject : **Press Release on Financial Results for the Financial Period Ended 31 December 2003**

Contents :

Please find attached Maxis' Press Release on its Fourth Quarter Results for the financial period ended 31 December 2002



Maxis 4Q-Press Release.doc

Maxis' Net Profit Surges 58%

Driven by Strong Quality Subscriber & Mobile Data Growth

Kuala Lumpur (27 February 2003) : Maxis Communications Berhad ("Maxis') announced a 58% surge in its net profit after tax to RM949.7 million for the year ended 31 December 2002, from RM600.9 million in the previous corresponding period.

Its turnover for the same period increased 24% to RM3.77 billion compared with RM3.03 billion while earnings per share expanded to 42.3 sen from 29.8 sen. Earnings before interest, taxation, depreciation and amortisation (EBITDA) increased to RM1.9 billion from RM1.4 billion. EBITDA margin was higher at 50% from 46%.

For the fourth quarter ended 31 December 2002, its net profit grew 136% to RM243.0 million from RM102.8 million in the corresponding preceding year's quarter, while turnover was 24% higher at RM1.02 billion compared to RM824.2 million previously.

"We are very pleased with our results which demonstrate that our fundamentals remained strong despite a very challenging market environment with aggressive price cuts and heavy promotions. Accordingly, we have surpassed our net profit forecast in our listing prospectus of RM825.0 million by 15%.

"We are delighted to note that we have achieved these strong results despite spending a good six month on our listing, and several other months working on the acquisition of TIMECel. This proves that we can continue to grow profitably while pursuing other business opportunities," said Maxis Chairman, YABhg Tun Mohammed Hanif Omar.

Maxis Chief Executive Officer, Dato' Jamaludin Ibrahim added that Maxis' exceptional financial performance was driven primarily by a robust growth of 35% in its subscriber base and 243% in data revenue.

"As mentioned previously, our focus has always been on profitability and cash, rather than purely market share. Our prove factors are, a profit after tax amount of RM949.7 million and RM1.8 billion cash in hand," he said.

Maxis added some 800,000 new subscribers in 2002 to 3.09 million comprising 1.10 million postpaid and 1.99 million prepaid customers.

"Our base is made up of premium customers as shown by our stable average revenue per user (ARPU), stable churn and low bad debt, all of which reflects the company's focus on quality. The 35% growth in our subscriber base also demonstrates our customers' confidence in the quality of our network, customer services, brand, as well as our products and services," he said.

Maxis' postpaid and prepaid ARPU remained stable at RM165 and RM67 respectively while blended churn rate remained at 19% for 2001 and 2002. Bad debts, as percentage of mobile postpaid revenue, dropped to 1.9% in 2002 from 3.2% in 2001.

With regards to Maxis' strong growth in data revenue, Jamaludin said the SMS usage for Maxis' customer base has increased substantially. "Our average monthly SMS volume per active subscriber increased from 19 to 43 for the period under review while our average monthly SMS volume grew 216% to 117 million from 37 million," he explained adding that the company's total billable SMS increased by 2.5 times to more than RM235 million.

On prospects, Jamaludin said Maxis is well positioned for future growth with the company's strategy of protecting and growing its mobile customer base, and exploiting new growth opportunities. The company will also aggressively roll out more products and services especially those related to mobile data and will continue to drive efficiency, reduce cost and increase productivity.

"We are confident of our prospects considering that we have achieved our strong financial results last year despite of, like Tun mentioned earlier, much more challenging market conditions, and the fact that we have spent months working on our listing and the acquisition of TIMECel. In short, we are capable of running a profitable business while working on other growth opportunities and major projects.

"'In line with this, our aim this year is to do much better than before to deliver top quality services to our customers. We will continually improve our network quality and coverage, enhance customer services, roll out more innovation product and services, create more loyalty programmes and many more," he also said adding that Maxis planned to invest about RM1 billion on its capital expenditure again this year mostly for network quality improvements, capacity upgrades and service platforms.

Encouraged by its strong growth in mobile data, Maxis will aggressively roll out and promote more new data services including Multimedia Messaging Service (MMS), Java games, m-commerce services, more downloads and other SMS-based services, to capitalize on the data trend to sustain growth in the coming years.

In view of the company's performance for the final year ended 31 December 2002, the Directors are recommending an interim tax exempt dividend of 6.0 sen per share to be paid on 7 April 2003 and a final gross dividend of 12.5 sen per share less tax, to be paid at a date to be determined later.

- End -

This press release is also available at
www.maxis.com.my/personal/about_us/newsroom/press/2002/index.asp

Maxis' 2002 financial year announcement to the Kuala Lumpur Stock Exchange and the company's presentation are available at
www.maxis.com.my/personal/about_us/investor/index.asp.

About Maxis Communications Berhad

Maxis is Malaysia's premier telecommunications company providing high quality voice and data services. Its mobile postpaid and prepaid services are offered under the *maxis* and *Hotlink* brands respectively. The company has achieved its leading position through a clear strategy of developing premium brands, providing quality network and customer services and introducing innovative services and products. In support of its mobile business, Maxis also operates an international gateway as well as a domestic fixed line network which offers voice and data services to business customers. Its broadband infrastructure includes fibre optic, microwave and VSAT technologies.

Issued by the Corporate Affairs of Maxis Communications Berhad. For further details, please contact Tan Wai Fong at tel: (603) 2330 7173, email fwtan@maxis.com.my.

APPENDIX B

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-030211-37610**

Submitting Merchant Bank	:	N/A
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**11/02/2003**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc.**
Address	:	**333 South Hope Street 55th Floor Los Angeles CA 90071 USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM 0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion
Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 96,331,700 shares in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 20,283,200 shares in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**05/02/2003**	**599,900**	**5.613**
Acquired	**05/02/2003**	**61,100**	**5.613**
Disposed	**06/02/2003**	**884,000**	**5.600**
Disposed	**06/02/2003**	**115,000**	**5.600**
Disposed	**07/02/2003**	**143,000**	**5.506**
Disposed	**07/02/2003**	**823,000**	**5.506**
Disposed	**07/02/2003**	**752,500**	**5.506**
Disposed	**07/02/2003**	**2,000**	**5.506**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**128,534,700**
Date of notice	:	**10/02/2003**

Remarks
With reference to the "Details of Changes" as stated above:-
1. The acquisition as stated in row 1, and the disposals in rows 3 to 7 are in relation to shares registered under Chase Manhattan (Malaysia) Nominees Sdn Bhd
2. The acquisition as stated in row 2 and the disposal in row 8 are in relation to shares registered under Standard Chartered Bank Malaysia Bhd.

APPENDIX C

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-030219-5E58F**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **20/02/2003**

Particulars of substantial Securities Holder

Name : **Harapan Nusantara Sdn Bhd**
Address : **Level 39, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur.**
NRIC/Passport No/Company No. : **288612-K**
Nationality/Country of incorporation : **Malaysia**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Cabaran Mujur Sdn Bhd
Level 39 Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Transferred	**03/01/2003**	**61,665,722**	

Circumstances by reason of which change has occurred : **Change in the registered holder. The shares which were previously registered in the name of EB Nominees (Tempatan) Sendirian Berhad are now registered in the name of Cabaran Mujur Sdn Bhd, the beneficial owner of the Maxis shares**
Nature of interest : **Deemed interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Total no of securities after change : **598,950,665**
Date of notice : **10/02/2003**
Remarks

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-030215-48262**

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 18/02/2003

Particulars of substantial Securities Holder

Name : **The Capital Group Companies, Inc.**
Address : **333, South Hope Street**
55th Floor
Los Angeles
CA 90071
USA
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **United States**
Descriptions(Class & nominal value) : **Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion,
Level 26, Jalan Sultan Ismail,
50250 Kuala Lumpur,
Malaysia.
(in respect of 92,631,700 shares in Maxis following the disposals as set out under "Details of Changes")

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**10/02/2003**	**2,000,000**	**5.405**
Disposed	**11/02/2003**	**1,000,000**	**5.450**
Disposed	**13/02/2003**	**700,000**	**5.400**

Circumstances by reason of which change has occurred : **Deemed interest**
Nature of interest : **Deemed interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Total no of securities after change : **124,834,700**
Date of notice : **14/02/2003**
Remarks

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-030220-04650**

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 20/02/2003

Particulars of substantial Securities Holder

Name : **Tun Haji Mohammed Hanif Bin Omar**
Address : **No. 74, Jalan USJ 12/3B**
47630 Subang Jaya
Selangor Darul Ehsan
NRIC/Passport No/Company No. : **390116-08-5111**
Nationality/Country of incorporation : **Malaysian**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Cabaran Mujur Sdn Bhd
Level 39 Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Transferred	**03/01/2003**	**61,665,722**	

Circumstances by reason of which change has occurred : **Change in the registered holder. The shares which were previously registered in the name of EB Nominees (Tempatan) Sendirian Berhad are now registered in the name of Cabaran Mujur Sdn Bhd, the beneficial owner of the Maxis shares**
Nature of interest : **Deemed interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Total no of securities after change : **601,950,665**
Date of notice : **10/02/2003**
Remarks

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965
Reference No **MC-030219-970C6**

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 20/02/2003

Particulars of substantial Securities Holder

Name : **Mohamad Shahrin Bin Merican**
Address : **No. 458 Taman Ampang Utama**
68000 Ampang
Selangor Darul Ehsan
NRIC/Passport No/Company No. : **550405-02-5529**
Nationality/Country of incorporation : **Malaysian**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Cabaran Mujur Sdn Bhd
Level 39 Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Transferred	**03/01/2003**	**61,665,722**	

Circumstances by reason of which change has occurred : **Change in the registered holder. The shares which were previously registered in the name of EB Nominees (Tempatan) Sendirian Berhad are now registered in the name of Cabaran Mujur Sdn Bhd, the beneficial owner of the Maxis shares**
Nature of interest : **Deemed interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Total no of securities after change : **599,080,665**
Date of notice : **10/02/2003**
Remarks

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-030219-6886A**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	20/02/2003

Particulars of substantial Securities Holder

Name	:	**Dato' Haji Badri Bin Haji Masri**
Address	:	**No. 6, Jalan SS5B/5, Kelana Jaya, 47301 Petaling Jaya, Selangor Darul Ehsan.**
NRIC/Passport No/Company No.	:	**440509-10-5163**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Cabaran Mujur Sdn Bhd
Level 39 Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Transferred	**03/01/2003**	**61,665,722**	

Circumstances by reason of which change has occurred	:	**Change in the registered holder. The shares which were previously registered in the name of EB Nominees (Tempatan) Sendirian Berhad are now registered in the name of Cabaran Mujur Sdn Bhd, the beneficial owner of the Maxis shares**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**598,950,665**
Date of notice	:	**10/02/2003**
Remarks		

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-030219-52675**

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 20/02/2003

Particulars of substantial Securities Holder

Name : **Hj. Affendi Bin Tun Hj. Mohd Fuad Stephens**
Address : **12-C, Jalan Madge, 55000 Kuala Lumpur.**
NRIC/Passport No/Company No. : **590103-12-6013**
Nationality/Country of incorporation : **Malaysian**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Cabaran Mujur Sdn Bhd
Level 39 Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Transferred	**03/01/2003**	**61,665,722**	

Circumstances by reason of which change has occurred : **Change in the registered holder. The shares which were previously registered in the name of EB Nominees (Tempatan) Sendirian Berhad are now registered in the name of Cabaran Mujur Sdn Bhd, the beneficial owner of the Maxis shares**
Nature of interest : **Deemed interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Total no of securities after change : **598,970,665**
Date of notice : **10/02/2003**
Remarks

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-030219-6DC4E**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	20/02/2003

Particulars of substantial Securities Holder

Name	:	**Ananda Krishnan Tatparanandam ("TAK")**
Address	:	**No. 8 Taman U Thant Dua 55000 Kuala Lumpur.**
NRIC/Passport No/Company No.	:	**380401-10-5397**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Wangi Terang Sdn Bhd
Level 39 Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 8,178,249 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**29/01/2003**	**7,006,000**	**5.700**
Disposed	**30/01/2003**	**1,172,249**	**5.700**

Circumstances by reason of which change has occurred :

Decrease in the voting shares of Maxis over which deemed interest subsists by virtue of disposals via direct business transactions by Wangi Terang Sdn Bhd ("WTSB") of the Maxis shares.

TAK's deemed interests in Maxis are held via :-
a) MAI Sdn Berhad which in turn wholly-owns WTSB via Terang Equity Sdn Bhd
b) Usaha Tegas Equity Sdn Bhd ("UTES") which in turn wholly-owns Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively "the UT Subsidiaries") via Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd respectively.

UTES is in turn wholly-owned by Usaha Tegas Sdn Bhd ("UTSB").

Pacific States Investment Limited ("PSIL") has a direct controlling interest in UTSB.

The shares in PSIL are held by Excorp Holdings N.V. which is in turn held by PanOcean Management Limited ("PanOcean"). PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of his family and foundations including those for charitable purposes.

Although PanOcean and he are deemed to have an interest in the shares of Maxis by virtue of the trust and related arrangements, they do not have any economic or beneficial interest in the shares; and

c) MAI Holdings Sdn Bhd which in turn wholly-owns Ria Utama Sdn Bhd and Tetap Emas Sdn Bhd respectively via Pacific Fortune Sdn Bhd.

Nature of interest	:	**Deemed interest**
Direct (units)	:	

Indirect/deemed interest (%)	:	0.3337
Total no of securities after change	:	793,561,915
Date of notice	:	14/02/2003

Remarks

The registered holders of the remaining Maxis shares over which TAK has an interest are set out below:-

Wangi Terang Sdn Bhd
Level 39 Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 73,837,137 ordinary shares of RM0.10 each in Maxis

Tetap Emas Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 83,689,359 ordinary shares of RM0.10 each in Maxis

Ria Utama Sdn Bhd
Level 39 Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 83,689,359 ordinary shares of RM0.10 each in Maxis

Wilayah Resources Sdn Bhd
Level 39 Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 133,901,584 ordinary shares of RM0.10 each in Maxis

Tegas Puri Sdn Bhd
Level 39 Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 167,378,718 ordinary shares of RM0.10 each in Maxis

Besitang Barat Sdn Bhd
Level 39 Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 133,901,583 ordinary shares of RM0.10 each in Maxis

Besitang Selatan Sdn Bhd
Level 39 Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 117,164,175 ordinary shares of RM0.10 each in Maxis

APPENDIX E

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-030224-64905**

Submitting Merchant Bank	:	N/A
Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	24/02/2003

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc.**
Address	:	**333, South Hope Street 55th Floor Los Angeles CA 90071 USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion,
Level 26, Jalan Sultan Ismail,
50250 Kuala Lumpur,
Malaysia.
(in respect of 90,532,700 shares in Maxis following the disposals as set out under "Details of Changes")

Citibank (Malaysia) Berhad
Level 42, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 677,000 ordinary shares in Maxis following the disposals as set out under "Details of Changes")

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**17/02/2003**	**79,000**	**5.500**
Disposed	**18/02/2003**	**1,164,000**	**5.375**
Disposed	**20/02/2003**	**480,000**	**5.358**
Disposed	**20/02/2003**	**376,000**	**5.358**
Disposed	**20/02/2003**	**91,000**	**5.358**
Disposed	**20/02/2003**	**26,000**	**5.358**
Disposed	**20/02/2003**	**27,000**	**5.358**
Disposed	**20/02/2003**	**73,000**	**5.358**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**122,518,700**
Date of notice	:	**21/02/2003**

Remarks
With reference to the "Details of Changes" as stated above:-
1. The disposals as stated in rows 1 to 4 are in relation to shares registered under Chase Manhattan (Malaysia) Nominees Sdn Bhd
2. The disposals as stated in rows 5 to 8 are in relation to shares registered under Citibank (Malaysia) Berhad

APPENDIX F

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Reference No **MC-030226-39147**

Submitting Merchant Bank	:	N/A
Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	26/02/2003

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc.**
Address	:	**333, South Hope Street 55th Floor Los Angeles CA 90071 USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**
Date of cessation	:	**25/02/2003**

Name & address of registered holder

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion,
Level 26, Jalan Sultan Ismail,
50250 Kuala Lumpur,
Malaysia.
(in respect of 90,052,700 shares in Maxis following the disposals as set out under "Details of Changes")

Number of securities disposed	:	**480,000**
Price Transacted (RM)	:	**5.350**
Circumstances by reason of which a person ceases to be a substantial Securities Holder	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Date of notice	:	**25/02/2003**

Remarks

As at the date of the Notice, the number of shares over which The Capital Group Companies, Inc. has a deemed interest is 122,038,700 ordinary shares in Maxis, representing 4.98% of the issued and paid-up share capital of Maxis.

APPENDIX G

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-030225-59508**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/02/2003**

Particulars of substantial Securities Holder

Name	:	**Ananda Krishnan Tatparanandam ("TAK")**
Address	:	**No. 8, Taman U Thant Dua, 55000 Kuala Lumpur.**
NRIC/Passport No/Company No.	:	**380401-10-5397**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Wangi Terang Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
(In respect of 61,725 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**18/02/2003**	**34,093**	**5.700**
Disposed	**19/02/2003**	**27,632**	**5.700**

Circumstances by reason of which change has occurred :

Decrease in the voting shares of Maxis over which deemed interest subsists by virtue of disposals via direct business transaction by Wangi Terang Sdn Bhd ("WTSB") of the Maxis shares.

TAK's deemed interests in Maxis are held via :-
a) MAI Sdn. Berhad which in turn wholly-owns WTSB via Terang Equity Sdn Bhd;
b) Usaha Tegas Equity Sdn Bhd ("UTES") which in turn wholly-owns Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively "the UT Subsidiaries") via Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd respectively.

UTES is in turn wholly-owned by Usaha Tegas Sdn Bhd ("UTSB")

Pacific States Investment Limited ("PSIL") has a direct controlling interest in UTSB.

The shares in PSIL are held by Excorp Holdings N.V. which is in turn held by PanOcean Management Limited ("PacOcean"). PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of his family and foundations including those for charitable purposes.

Although he and PanOcean are deemed to have an interest in the shares of Maxis by virtue of the trust and related arrangements, they do not have any economic or beneficial interest in the shares; and

c) MAI Holdings Sdn Bhd which in turn wholly-owns Ria Utama Sdn Bhd and Tetap Emas Sdn Bhd respectively via Pacific Fortune Sdn Bhd.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (%) : 0.0025
Total no of securities after change : **793,500,190**
Date of notice : **20/02/2003**
Remarks
The registered holders of the remaining Maxis shares over which TAK has an interest are set out below :-

Wangi Terang Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 73,775,412 ordinary shares of RM0.10 each in Maxis

Tetap Emas Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 83,689,359 ordinary shares of RM0.10 each in Maxis

Ria Utama Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 83,689,359 ordinary shares of RM0.10 each in Maxis

Wilayah Resources Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 133,901,584 ordinary shares of RM0.10 each in Maxis

Tegas Puri Sdn Bhd
Level 39 Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 167,378,718 ordinary shares of RM0.10 each in Maxis

Besitang Barat Sdn Bhd
Level 39 Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 133,901,583 ordinary shares of RM0.10 each in Maxis

Besitang Selatan Sdn Bhd
Level 39 Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 117,164,175 ordinary shares of RM0.10 each in Maxis

APPENDIX H

Financial Results
Reference No **MC-030227-45312**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**27/02/2003**
Quarterly report for the financial period ended	:	**31/12/2002**
Quarter	:	**4**
Financial Year End	:	**31/12/2002**
The figures	:	**have been audited**

Converted attachment :


SEC MAIL PROCESSING
RECEIVED
APR 1 1 2003
WASH. D.C.
161
SECTION

Please attach the full Quarterly Report here:

31 Dec Q REPORT.pdf

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
31/12/2002

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		31/12/2002	31/12/2001	31/12/2002	31/12/2001
		RM'000	RM'000	RM'000	RM'000
1	Revenue	1,021,500	824,200	3,768,700	3,031,300
2	Profit/(loss) before tax	332,400	173,500	1,280,800	777,600
3	Profit/(loss) after tax and minority interest	243,000	102,800	949,700	600,900
4	Net profit/(loss) for the period	243,000	102,800	949,700	600,900
5	Basic earnings/ (loss) per shares (sen)	9.90	5.10	42.40	29.80
6	Dividend per share (sen)	15.00	480.80	15.00	480.80

AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
1.2400	8.9300

(RM)

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Remarks :

1. The basic earnings per share (EPS) has been calculated based on the weighted average number of ordinary shares of RM0.10 each in issue as at 31 December 2002. The EPS for the quarter ended 31 December 2001 has been restated to be on a comparable basis with that of the current quarter, taking into account the effects of the bonus issue and share split (splitting the RM 1.00 nominal value share to RM 0.10 nominal value share) in compliance with MASB 13 : Earnings Per Share.

2. The NTA has been calculated based on the following:
i) Quarter ended 31 December 2002 based on RM0.10 nominal value share; and
ii) Year ended 31 December 2001 based on RM1.00 nominal value share.
3. An interim dividend of 6 sen per share exempt from Malaysian income tax (2001:19 sen gross less Malaysian income tax at 28%) in respect of the financial year ended 31 December 2002, amounting to RM 147.0 million (2001: RM 21.6 million) has been declared and will be paid on 7 April 2003. The entitlement date for the dividend payment is 19 March 2003
4. The Directors are recommending a final gross dividend of 12.5 sen per share less Malaysian income tax at 28% (2001: RM 3.39 per share exempt from Malaysian income tax and RM 1.78 per share gross less Malaysian income tax at 28%) in respect of the financial year ended 31 December 2002 amounting to RM 220.6 million (2001: RM 738.4 million). The proposed dividend, if approved at the forthcoming Annual General Meeting, will be paid on a date to be determined



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE FOURTH QUARTER
AND FINANCIAL YEAR ENDED 31 DECEMBER 2002

ANNOUNCEMENT

The Board of Directors of Maxis Communications Berhad ("Maxis" or "the Company") is pleased to announce the following audited consolidated results for the fourth quarter and audited results for the financial year ended 31 December 2002 which has been prepared in accordance with the requirements of the Malaysian Accounting Standards Board Statement (MASB) 26 – Interim Financial Reporting and paragraph 9.22 of the Kuala Lumpur Stock Exchange Listing Requirements and should be read in conjunction with the audited annual financial statements for the year ended 31 December 2001.

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER			CUMULATIVE QUARTER		
		QUARTER ENDED 31/12/2002 (Audited)	QUARTER ENDED 31/12/2001 (Unaudited)	+ -	YEAR ENDED 31/12/2002 (Audited)	YEAR ENDED 31/12/2001 (Audited)	+ -
		RM' m	RM' m	%	RM' m	RM' m	%
Revenue	8	1,021.5	824.2	+24	3,768.7	3,031.3	+24
Interconnect expenses and direct cost of sales		(246.6)	(236.0)		(966.1)	(805.1)	
Gross profit		774.9	588.2	+32	2,802.6	2,226.2	+26
Other operating income		13.5	6.9		37.9	24.6	
Administrative expenses		(223.9)	(241.6)		(818.4)	(772.2)	
Network operation costs		(203.1)	(153.4)		(609.7)	(596.4)	
Other operating expenses		(20.2)	(11.3)		(40.9)	(36.7)	
Profit from operations	8	341.2	188.8	+81	1,371.5	845.5	+62
Finance costs		(8.8)	(15.3)		(90.7)	(67.9)	
Profit before taxation [1]	22	332.4	173.5	+92	1,280.8	777.6	+65
Taxation	15	(89.4)	(70.7)		(331.1)	(176.7)	
Profit after taxation	22	243.0	102.8	+ 136	949.7	600.9	+58
Earnings per share:		Sen	Sen		Sen	Sen	
- Basic	23	9.9	5.1		42.4	29.8	
- Diluted	23	9.9	5.1		42.3	29.8	



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE FOURTH QUARTER
AND FINANCIAL YEAR ENDED 31 DECEMBER 2002

CONDENSED CONSOLIDATED INCOME STATEMENTS (Continued)

Note:

(1) The profit before taxation has been arrived at after (crediting)/charging:

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/12/2002 (Audited)	QUARTER ENDED 31/12/2001 (Unaudited)	YEAR ENDED 31/12/2002 (Audited)	YEAR ENDED 31/12/2001 (Audited)
	RM' m	RM' m	RM' m	RM' m
Interest income	(13.4)	(6.2)	(37.2)	(22.4)
Depreciation	156.8	95.1	548.6	399.7
Allowance for write down of identified network costs	-	47.9	-	189.9



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE FOURTH QUARTER
AND FINANCIAL YEAR ENDED 31 DECEMBER 2002

AUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 31/12/2002 RM' m	AS AT 31/12/2001 RM' m
NON-CURRENT ASSET			
Property, plant and equipment	9 (a)	**3,630.3**	3,216.3
CURRENT ASSETS			
Inventories		**215.5**	90.5
Debtors		**604.4**	469.5
Deposits with licensed banks		**1,821.1**	791.6
Cash and bank balances		**28.6**	26.3
		2,669.6	1,377.9
CURRENT LIABILITIES			
Provisions for liabilities and charges		**87.0**	58.6
Creditors		**1,924.7**	1,604.1
Borrowings (interest bearing)	19	**57.7**	143.3
Bank balances		**-**	1.2
Taxation		**64.1**	20.9
Dividends payable		**-**	738.4
		2,133.5	2,566.5
NET CURRENT ASSETS/(LIABILITIES)		**536.1**	(1,188.6)
NON-CURRENT LIABILITIES			
Creditors (interest bearing)		**250.2**	199.2
Borrowings (secured and interest bearing)	19	**727.3**	339.5
Deferred taxation		**141.3**	78.6
		3,047.6	1,410.4
CAPITAL AND RESERVES			
Share capital		**245.1**	157.9
Non-distributable reserves		**3,265.9**	2,664.7
Proposed dividend reserve		**367.6**	-
Accumulated losses		**(831.0)**	(1,412.2)
		3,047.6	1,410.4
NET TANGIBLE ASSETS (NTA) PER SHARE		**RM**	RM
- Based on nominal value of RM0.10 per share as at 31/12/2002		**1.24**	N/A
- Based on nominal value of RM1.00 per share as at 31/12/2001		N/A	8.93



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE FOURTH QUARTER
AND FINANCIAL YEAR ENDED 31 DECEMBER 2002

AUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Issued and fully paid		Non-distributable				
Year ended 31/12/2002	Note	Number of shares	Nominal value	Share premium	Capital redemption reserve	Proposed dividend reserve	Accumulated losses	Total
		' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
Balance as at 1/1/2002		157.9	157.9	2,664.7	-	-	(1,412.2)	1,410.4
Movements for the year								
Transfer to capital redemption reserve [1]		-	-	-	0.9	-	(0.9)	-
Issue of 203,300 non-voting Redeemable Preference Shares ("RPS") of RM1.00 each at a premium of RM9,999 each [2]		-	-	(2,033.0)	-	-	-	(2,033.0)
Issue of ordinary shares:								
- 2,790 ordinary shares [3]		-	-[*]	0.1	-	-	-	0.1
- 21,857,463 ordinary shares [4]		21.9	21.9	871.1	-	-	-	893.0
- 24,245,008 bonus issue of ordinary shares [5]		24.2	24.2	(24.2)	-	-	-	-
- 1,836,000,000 ordinary shares share split[6]		1,836.0	-	-	-		-	-
- 410,875,000 ordinary shares pursuant to IPO [7]		410.9	41.1	1,855.3	-	-	-	1,896.4
Share issue costs		-	-	(69.0)	-	-	-	(69.0)
Profit after taxation		-	-	-	-	-	949.7	949.7
Transfer to proposed dividend reserve	26	-	-	-	-	367.6	(367.6)	-
Balance as at 31/12/2002		2,450.9	245.1	3,265.0	0.9	367.6	(831.0)	3,047.6

[*] Denotes an amount of RM2,790

Note (as reported in the Q2 2002 and Q3 2002 announcements):

[1] The Capital Redemption Reserve was created on 19 April 2002 for the redemption of the nominal value of 890,000 RPS of RM1.00 each held by Maxis International Sdn Bhd, a subsidiary, at a premium of RM99.00 per RPS satisfied entirely by cash.

[2] Issuance of 203,300 RPS of RM1.00 each at a premium of RM9,999 each by the application of the share premium account on 6 May 2002.

[3] Issuance of 2,790 new ordinary shares of RM1.00 each at a premium of approximately RM39.86 to redeem 114,000 RPS of RM1.00 each on 16 May 2002.

[4] Issuance of 21,857,463 new ordinary shares of RM1.00 each at a premium of approximately RM39.86 to redeem the 89,300 RPS of RM1.00 each on 17 May 2002.

[5] Bonus issue of 24,245,008 ordinary shares of RM1.00 each on the basis of approximately 135 new ordinary shares for every 1,000 ordinary shares held subsequent to the redemption of the RPS by the application of the share premium account on 17 May 2002.

[6] Share split to convert the nominal value of the ordinary shares of RM1.00 each to RM0.10 ordinary shares on 18 May 2002.

[7] Issuance of 410,875,000 ordinary shares of RM0.10 each at an issue price of RM4.36 each for the retail offering and RM4.85 each for the institutional offering pursuant to the Initial Public Offering ("IPO") on 1 July 2002.



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE FOURTH QUARTER
AND FINANCIAL YEAR ENDED 31 DECEMBER 2002

AUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)

	Issued and fully paid		Non-distributable			
Year ended 31/12/2001	**Number of shares**	**Nominal value**	**Share premium**	**Capital redemption reserve**	**Accumulated losses**	**Total**
	' m	**RM' m**	**RM' m**	**RM' m**	**RM' m**	**RM' m**
Balance as at 1/1/2001	157.9	157.9	2,664.7	-	(1,253.1)	1,569.5
Profit after taxation	-	-	-	-	600.9	600.9
Dividends	-	-	-	-	(760.0)	(760.0)
Balance as at 31/12/2001	157.9	157.9	2,664.7	-	(1,412.2)	1,410.4



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE FOURTH QUARTER
AND FINANCIAL YEAR ENDED 31 DECEMBER 2002

AUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Note	CUMULATIVE QUARTER	
		YEAR ENDED 31/12/2002	YEAR ENDED 31/12/2001
		RM' m	RM' m
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit after taxation		949.7	600.9
Adjustments for:			
Depreciation of property, plant and equipment		548.6	399.7
Property, plant and equipment written off		-	4.8
Loss/(gain) on disposal of property, plant and equipment		0.3	(1.7)
Interest income		(37.2)	(22.4)
Interest expense		54.3	67.9
Syndicated loan documentation fees		36.4	-
Taxation	15	331.1	176.7
Unrealised loss/(gain) on foreign exchange		1.0	(8.0)
Allowance/(write-back of allowance) for:			
- inventories' obsolescence		6.5	(1.8)
- write down of identified network costs		-	189.9
- doubtful debts		15.7	40.3
- diminution in value of other investments		-	(2.5)
Bad debts written off		45.3	41.5
Provision for:			
- staff incentive scheme		16.3	25.2
- legal claims and network construction costs		12.8	5.6
- site rectification works		20.5	-
Gain on disposal of other investments		-	(0.1)
		1,051.6	915.1
Operating profit before changes in working capital		2,001.3	1,516.0
Changes in working capital		72.7	220.1
Cash generated from operations		2,074.0	1,736.1
Interest received		36.6	22.4
Taxation paid		(227.0)	(90.3)
Payment under staff incentive scheme		(15.6)	(13.5)
Payment of legal claims		(5.5)	(0.5)
Net cash flow from operating activities		1,862.5	1,654.2



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE FOURTH QUARTER
AND FINANCIAL YEAR ENDED 31 DECEMBER 2002

AUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Continued)

	Note	CUMULATIVE QUARTER	
		YEAR ENDED 31/12/2002	YEAR ENDED 31/12/2001
		RM' m	RM' m
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment		**(964.1)**	(1,031.1)
Proceeds from disposal of property, plant and equipment		**1.2**	3.0
Proceeds from promissory notes redeemed and disposal of other investment		**-**	2.8
Net cash flow from investing activities		**(962.9)**	(1,025.3)
CASH FLOWS FROM FINANCING ACTIVITIES			
Decrease in deposits, cash and bank balances pledged as security		**-**	62.0
Repayment of hire purchase and finance lease principals and interests		**(11.2)**	(12.6)
Draw down of syndicated loan		**1,060.0**	-
Repayment of term and syndicated loans		**(739.4)**	(361.5)
Interest paid		**(58.9)**	(74.8)
Syndicated loan documentation fees paid		**(36.4)**	-
Dividends paid	7	**(738.4)**	(21.6)
Proceeds from issuance of shares		**2,789.5**	-
Payments on redemption of non-voting redeemable preference shares		**(2,033.0)**	-
Payments of share issue costs and listing expenses		**(76.6)**	-
Net cash flow from financing activities		**155.6**	(408.5)
NET INCREASE IN CASH AND CASH EQUIVALENTS		**1,055.2**	220.4
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		**794.5**	574.1
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		**1,849.7**	794.5



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE FOURTH QUARTER
AND FINANCIAL YEAR ENDED 31 DECEMBER 2002

PART A - EXPLANATORY NOTES IN COMPLIANCE WITH MASB STATEMENT 26, PARAGRAPH 16

1. ACCOUNTING POLICIES

The quarterly condensed financial statements have been prepared based on the accounting policies and methods of computation consistent with those adopted in the audited annual financial statements for the year ended 31 December 2001.

2. QUALIFICATION OF PRECEDING ANNUAL FINANCIAL STATEMENTS

There was no qualification to the preceding annual financial statements.

3. SEASONAL / CYCLICAL FACTORS

The operations of Maxis and its subsidiaries ("the Group") were not significantly affected by seasonality and cyclical factors during the quarter under review.

4. NATURE AND AMOUNT OF ITEMS AFFECTING ASSETS, LIABILITIES, EQUITY, NET INCOME, OR CASH FLOWS THAT ARE UNUSUAL BECAUSE OF THEIR NATURE, SIZE, OR INCIDENCE

There were no unusual items affecting assets, liabilities, equity, net income, or cash flows during the quarter under review.

5. NATURE AND AMOUNT OF CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR INTERIM PERIODS OF THE CURRENT FINANCIAL YEAR OR CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR FINANCIAL YEARS, IF THOSE CHANGES HAVE A MATERIAL EFFECT IN THE CURRENT INTERIM PERIOD

There were no changes in estimates of amounts reported in the prior interim period of the current financial year or in the prior financial years.

6. ISSUANCES, CANCELLATIONS, REPURCHASES, RESALE AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

Save as disclosed in the previous quarterly reports, there have been no further issuance, cancellations, repurchase, resale or repayment of debt or equity securities in the current quarter.

7. DIVIDENDS PAID

Save as disclosed in the previous quarterly reports, there have been no further dividends paid in the current quarter.

8. SEGMENT RESULTS AND REPORTING

The Group is organised into three main business segments:

(a) **Mobile** – provides mobile communication services to businesses, individuals and other operators;

(b) **Fixed line and internet** – provides a domestic fixed line network which offers voice and data services; and

(c) **International gateway** – provides an international gateway network which offers cross border interconnect services.



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE FOURTH QUARTER
AND FINANCIAL YEAR ENDED 31 DECEMBER 2002

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH MASB STATEMENT 26, PARAGRAPH 16

8. SEGMENT RESULTS AND REPORTING (Continued)

These Group results incorporate those of the mobile, fixed line and internet and international gateway operations of which the mobile operations represents the substantial part of the Group's activities. Other operations of the Group are currently not significant enough to be reported separately.

Inter-segment sales comprise leased line services, interconnect charges and charges for share of common assets and common expenses transacted on an arms length basis.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/12/2002	QUARTER ENDED 31/12/2001	**YEAR ENDED 31/12/2002**	YEAR ENDED 31/12/2001
	RM' m	RM' m	**RM' m**	RM' m
Revenues				
Mobile				
External revenue	**952.8**	761.5	**3,514.1**	2,780.3
Inter-segment revenue	**4.8**	5.3	**15.6**	23.5
	957.6	766.8	**3,529.7**	2,803.8
Fixed line and internet				
External revenue	**29.8**	35.4	**129.8**	151.0
Inter-segment revenue	**78.1**	54.8	**278.3**	210.3
	107.9	90.2	**408.1**	361.3
International gateway				
External revenue	**38.9**	27.3	**124.8**	100.0
Inter-segment revenue	**27.5**	48.2	**107.9**	199.4
	66.4	75.5	**232.7**	299.4
Other operations				
External revenue	-	-	-	-
Inter-segment revenue	**0.2**	0.2	**1.0**	1.0
	0.2	0.2	**1.0**	1.0
Total reportable segments	**1,132.1**	932.7	**4,171.5**	3,465.5
Eliminations	**(110.6)**	(108.5)	**(402.8)**	(434.2)
Total Group Revenue	**1,021.5**	824.2	**3,768.7**	3,031.3



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE FOURTH QUARTER
AND FINANCIAL YEAR ENDED 31 DECEMBER 2002

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH MASB STATEMENT 26, PARAGRAPH 16

8. SEGMENT RESULTS AND REPORTING (Continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/12/2002	QUARTER ENDED 31/12/2001	**YEAR ENDED 31/12/2002**	YEAR ENDED 31/12/2001
	RM' m	RM' m	**RM' m**	RM' m
Segment Results				
Mobile	**302.0**	218.2	**1,172.6**	913.2
Fixed line and internet	**26.4**	(47.0)	**144.1**	(181.5)
International gateway	**3.5**	26.9	**30.9**	113.8
Other operations	**(4.1)**	(15.6)	**(13.4)**	(22.5)
Eliminations	**-**	0.1	**0.1**	0.1
	327.8	182.6	**1,334.3**	823.1
Interest income	**13.4**	6.2	**37.2**	22.4
Profit from operations	**341.2**	188.8	**1,371.5**	845.5
Finance cost	**(8.8)**	(15.3)	**(90.7)**	(67.9)
Profit before taxation	**332.4**	173.5	**1,280.8**	777.6
Taxation	**(89.4)**	(70.7)	**(331.1)**	(176.7)
Profit after taxation	**243.0**	102.8	**949.7**	600.9

9. CARRYING AMOUNT OF REVALUED ASSETS

(a) Property, plant and equipment

There were no revalued property, plant and equipment during the quarter and as at 31 December 2002.

(b) Investment properties

There were no investment properties during the quarter and as at 31 December 2002.

10. MATERIAL SUBSEQUENT EVENTS

On 30 January 2003, the Company together with certain of its subsidiaries filed a defence and counterclaim in relation to a suit that has been commenced by a third party against the Company and certain of its subsidiaries concerning the use of the name "Maxis" and against the Companies Commission of Malaysia for the approval of the use of such name. On 10 February 2003, the Company and certain of its subsidiaries filed an application to strike out the claim for want of a reasonable cause of action. Given the opinion of the Company's solicitors, the Directors are of the opinion that the suit can be successfully defended.

The full text of the announcement can be found at http://announcements/klse.com.my

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH MASB STATEMENT 26, PARAGRAPH 16

11. CHANGES IN THE COMPOSITION OF THE GROUP

Save as disclosed in the previous quarterly reports, there have been no further changes in the composition of the Group in the current quarter.

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) Contingent liabilities

The amount of contingent liabilities as at 20 February 2003 is as follows:

	Company RM' m
Guarantees given to financial institutions for borrowing facilities granted to a subsidiary	760.0
Guarantee given to Telekom Malaysia Berhad in respect of services provided to Maxis Broadband Sdn Bhd and Maxis International Sdn Bhd (both subsidiaries of the Company)	1.8

	Group RM' m
Indemnity given to financial institutions in respect of bank guarantees issued at the request of the Company and its subsidiaries	
- Custom duties	17.6
- Others	21.1
	38.7

(b) Contingent assets

There were no contingent assets at 20 February 2003.

13. CAPITAL COMMITMENTS

Capital commitments for property, plant and equipment not provided for in the financial statements as at 31 December 2002 is as follows:

	Group RM' m
Authorised by the Board of Directors	
- contracted for	297.8
- not contracted for	868.2
	1,166.0



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE FOURTH QUARTER
AND FINANCIAL YEAR ENDED 31 DECEMBER 2002

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH MASB STATEMENT 26, PARAGRAPH 16

14. SIGNIFICANT RELATED PARTY DISCLOSURES

Related parties are those defined under MASB Statement 8 - Related Party Disclosures.

Usaha Tegas Sdn Bhd together with certain entities controlled by or in which Ananda Krishnan Tatparanandam is deemed to have an interest, has the ability to exercise significant influence over the Group. The significant related party transactions and balances described below are carried out on terms and conditions obtainable in transactions with unrelated parties.

	TRANSACTIONS FOR THE YEAR ENDED 31/12/2002	BALANCES DUE FROM/(TO) AS AT 31/12/2002
	RM' m	RM' m
(a) Sales of goods and services		
Sales of telecommunication services to:		
- MEASAT Broadcast Network Systems Sdn Bhd (VSAT, telephony and international bandwidth services)	9.8	9.5
(b) Purchases of goods and services		
Purchases of services from:		
- Tanjong City Centre Property Management Sdn Bhd (Rental and utility charges)	21.9	(1.5)
- Binariang Satellite Systems Sdn Bhd (Transponder lease rental)	13.7	(4.0)
- MEASAT Broadcast Network Systems Sdn Bhd (CATV, advertising and printing services)	6.4	(1.9)
- UTSB Management Sdn Bhd (Secondment and consultancy services)	30.1	(9.0)



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE FOURTH QUARTER
AND FINANCIAL YEAR ENDED 31 DECEMBER 2002

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH KLSE LISTING REQUIREMENT UNDER PART A OF APPENDIX 9B

15. TAXATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/12/2002	QUARTER ENDED 31/12/2001	**YEAR ENDED 31/12/2002**	YEAR ENDED 31/12/2001
	RM' m	RM' m	**RM' m**	RM' m
Malaysian taxation				
Current period/year	**55.3**	25.7	**268.4**	105.8
Deferred taxation	**34.1**	45.0	**62.7**	70.9
	89.4	70.7	**331.1**	176.7

The effective tax rate for the current quarter and for the financial year ended 31 December 2002 was 26.9 % and 25.9 % respectively. The Group's effective tax rates were lower than the statutory tax rate of 28% due to utilisation of brought forward capital allowances in a subsidiary.

16. PROFIT/(LOSS) ON SALE OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

Save as disclosed in the previous quarterly reports, there have been no further sales of unquoted investments and/or properties during the quarter.

17. QUOTED SECURITIES

Save as disclosed in the previous quarterly reports, there have been no quoted securities during the quarter.

18. (A) STATUS OF UTILISATION OF PROCEEDS RAISED FROM THE INITIAL PUBLIC OFFERING

The status of the utilisation of the proceeds as at 20 February 2003 from the IPO is as follows:

	PROPOSED UTILISATION OF IPO PROCEEDS	**UTILISED TO DATE**	**AMOUNTS OUTSTANDING**
	RM' m	**RM' m**	**RM' m**
Repayment of BBMB loan	**384.0**	**(384.0)**	**-**
Partial repayment of Maxis Mobile syndicated loan	**320.0**	**(300.0)**	**20.0**
Payments related to prior purchases and/or installation of telecommunications equipment and materials	**400.0**	**(179.8)**	**220.2**
Working capital	**719.0**	**(719.0)**	**-**
Defray listing expenses	**73.4**	**(73.4)**	**-**
	1,896.4	**(1,656.2)**	**240.2**



PART B – EXPLANATORY NOTES IN COMPLIANCE WITH KLSE LISTING REQUIREMENT UNDER PART A OF APPENDIX 9B

18 (B) STATUS OF CORPORATE PROPOSALS ANNOUNCED BUT NOT COMPLETED

On 12 December 2002, Maxis announced that it had confirmed to Time dotCom Berhad ("TdC"), its agreement to purchase TdC's equity interest of 100% in TIMECel Sdn Bhd ("TIMECel") comprising 1,293,883,684 ordinary shares ("TIMECel Shares") of RM1.00 each ("the Proposed Acquisition"). The purchase involved a total financial commitment of RM1.475 billion comprising consideration for the TIMECel Shares of RM1.325 billion and the Company's undertaking to procure TIMECel to settle up to an amount of RM150 million in Inter-Company Loans (as defined in the conditional sale and purchase agreement ("Conditional SPA") which was entered into on 18 September 2002).

Pursuant to the terms of the Conditional SPA, a deposit of RM50 million was paid on 12 December 2002 to AM Trustee Berhad, as escrow account holder. The escrow account holder shall place the deposit in an interest bearing account, and in the event of completion of the Conditional SPA, the deposit and interest accrued thereon shall be paid to TdC. The balance of the consideration of RM1.275 billion shall be payable on completion of the Conditional SPA.

The consideration for the TIMECel Shares was based on negotiations in good faith on a willing buyer, willing seller, basis applying various valuation methodologies, including the discounted cash flow method, of the potential benefit of the TIMECel acquisition to Maxis as well as factors such as the network, subscriber base and the net tangible assets of TIMECel.

On 26 December 2002, Maxis announced that the Foreign Investment Committee had, vide its letter dated 24 December 2002, granted unconditional approval for the Proposed Acquisition. The Proposed Acquisition remains subject to, inter-alia, the approval of the shareholders of Maxis at an Extraordinary General Meeting to be convened, and other relevant approvals and conditions precedent as specified in the Conditional SPA.

It is expected that the Proposed Acquisition will be completed by the first half of 2003.

19. BORROWINGS

The amount of borrowings as at 31 December 2002 is as follows:

	CURRENT LIABILITIES	NON-CURRENT LIABILITIES	TOTAL
	RM' m	RM' m	RM' m
Secured			
Term loan [1]	0.4	5.3	5.7
Syndicated loan [2]	38.0	722.0	760.0
Finance lease liabilities [3]	4.8	-	4.8
Promissory notes [4]	14.5	-	14.5
	57.7	727.3	785.0

Note

[1] The term loan (Al-Bai Bithamin Ajil) is secured by way of a fixed charge over the freehold land and building of Rawa Utara Sdn Bhd, a subsidiary, and a deposit in licensed bank of RM83,000.

19. BORROWINGS (continued)

Note

(2) The syndicated loan of USD200 million has been fully hedged. The syndicated loan is secured by way of a legal charge over 100% of the total issued and paid up share capital and all other preference shares in Maxis Mobile Sdn Bhd, a subsidiary which may from time to time be issued or allotted to Maxis, together with all rights and benefits accruing thereto from time to time. Please refer to Note 20 (2), below for further information.

(3) The finance lease liabilities are effectively secured, as the rights to the leased assets revert to the lessor in the event of default.

(4) The zero coupon promissory notes were issued by Maxis Mobile Sdn Bhd, a subsidiary, pursuant to an agreement entered into by the subsidiary with a supplier of telecommunications equipment and certain financial institutions for purchases of telecommunications equipment in connection with a deferred payment scheme. Maxis Mobile Sdn Bhd is subject to certain covenants imposed by the financial institutions in accordance with the terms of the agreement. Prior to maturity, interest is paid on a quarterly basis to the supplier. At maturity date, the principal sum of the promissory notes will be paid to the financial institutions.

20. FINANCIAL INSTRUMENTS

Under the Group's policy, Maxis' practice is to hedge all known material foreign currency commitments (except for US Dollar which currently is on a fixed exchange rate with the Ringgit Malaysia) as and when they arise.

(1) Forward foreign exchange contracts

As at 20 February 2003, there were no outstanding forward exchange contracts.

(2) Currency hedge

Save as disclosed in the previous quarterly reports, there has been no change in the arrangement entered into by Maxis Mobile Sdn Bhd, a subsidiary to fully hedge the USD200 million loan which fixes the exchange rate of US Dollar to Ringgit Malaysia at RM3.80 to USD1.00.

(3) Credit Risk

The above instruments are executed with creditworthy financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

21. CHANGES IN MATERIAL LITIGATIONS

Save as disclosed in the previous quarterly reports and in Note 10, there has been no material change in the status of the reported litigations as at 20 February 2003 that would have a material adverse impact to the Group.



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE FOURTH QUARTER
AND FINANCIAL YEAR ENDED 31 DECEMBER 2002

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH KLSE LISTING REQUIREMENT UNDER PART A OF APPENDIX 9B

22. REVIEW OF PERFORMANCE

(A) Variation of the profit before tax between the current quarter against the preceding quarter

The current quarter's profit before tax increased by RM47.2 million from RM285.2 million in the preceding quarter ended 30 September 2002 to RM332.4 million in the current quarter.

(B) Material factors affecting the current quarter's results

Profit before tax

The current quarter's profit before tax of RM332.4 million were significantly contributed by the mobile business. Mobile segment revenue grew by 6% to RM957.6 million in the current quarter. The increase was driven by a 6% or 171,000 increase in net subscribers, 88% of which were prepaid subscribers resulting in a net subscriber base of 3.1 million. Prepaid ARPU remained stable at RM67 whilst postpaid ARPU increased by RM3 to RM170 this quarter compared to the preceding quarter. The average monthly minutes of use (MOU) per postpaid subscriber increased by 25 minutes to end the quarter at 434 minutes whilst the average monthly MOU per prepaid subscriber decreased by 5 minutes to 171 minutes. Data revenue registered a 23% increase compared to the preceding quarter to RM82.5 million primarily due to an increase in volume of SMS messages to 452 million.

This quarter's results were also impacted by an amount of RM25.8 million representing costs for site rectification works and a RM18.3 million write back of Universal Service Obligation costs as a result of recently published final amounts for 2002.

Profit after tax

The profit after tax in the current quarter of RM243.0 million was higher by 14% or RM30.7 million as compared to the preceding quarter in spite of an amount of RM35.9 million of decommissioned assets written off this quarter. The higher taxation charge for the current quarter was due to the exhaustion of brought forward tax losses and capital allowances.

(C) Material factors affecting the financial year results

Profit before tax

The profit before tax for the current financial year of RM1,280.8 million represents an increase of 65% over the previous financial year. Mobile segment revenue grew by 26% to RM3,529.7 million in the current financial year contributed by a 35% or 803,000 increase in net subscribers, 92% of which were prepaid customers. The cumulative net subscriber base to date stands at 3.1 million of which 64% represents prepaid customers. Whilst ARPU for prepaid and postpaid subscribers remained relatively stable year on year at RM67 and RM165 respectively, however, the increase in revenue in the current year was at a lower rate due to the higher proportion of prepaid subscribers who have generally lower ARPU. The average monthly MOU per postpaid subscriber declined by 8% year on year to 405 minutes compared to a 10% increase in the average monthly MOU per prepaid subscriber to 177 minutes. Data revenue more than doubled to RM245.3 million on the back of a corresponding increase in the volume of SMS messages to 1.4 billion.

The results for the current year were also impacted by an amount of RM36.4 million in respect of loan documentation and stamping fees and additional depreciation and the write-off of certain plant and equipment totalling RM97.1 million.



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE FOURTH QUARTER
AND FINANCIAL YEAR ENDED 31 DECEMBER 2002

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH KLSE LISTING REQUIREMENT UNDER PART A OF APPENDIX 9B

22. REVIEW OF PERFORMANCE (Continued)

Profit after tax

Profit after tax for the current financial year of RM949.7 million was higher by 58% over the previous financial year. The effective tax rate for the year was 25.9% compared to 22.7% in the previous year. The higher taxation charge was primarily due to exhaustion of brought forward tax losses and investment tax allowances, expiry of income exemption period of certain subsidiaries and disallowances of certain expenditure.

23. EARNINGS PER SHARE

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/12/2002	QUARTER ENDED 31/12/2001	**YEAR ENDED 31/12/2002**	YEAR ENDED 31/12/2001
(1) Basic earnings per share					
Net profit after taxation	(RM' m)	**243.0**	102.8	**949.7**	600.9
Weighted average number of ordinary shares in issue	(' m)	**2,450.9**	2,018.1	**2,239.0**	2,018.1
Basic earnings per share	(sen)	**9.9**	5.1	**42.4**	29.8
(2) Diluted earnings per share					
Net profit after taxation	(RM' m)	**243.0**	102.8	**949.7**	600.9
Weighted average number of ordinary shares in issue	(' m)	**2,450.9**	2,018.1	**2,239.0**	2,018.1
Adjusted for share options granted	(' m)	**8.0**	-	**3.8**	-
Adjusted weighted average number of ordinary shares in issue	(' m)	**2,458.9**	2,018.1	**2,242.8**	2,018.1
Diluted earnings per share	(sen)	**9.9**	5.1	**42.3**	29.8

The Company, pursuant to its Employees Share Option Scheme, has the authority to grant share options to its employees up to a maximum of 10% of its issued and paid up ordinary share capital of 2,450,875,000 ordinary shares of RM0.10 each. As at 31 December 2002, 35,012,578 share options have been granted.

The weighted average number of ordinary shares in issue as at 31 December 2001 (which was previously at RM1.00 nominal value) has been restated to the equivalent number of RM0.10 ordinary nominal value shares after taking into account the effects of the bonus issue and share split (splitting the RM1.00 nominal value share to RM0.10 nominal value shares) in compliance with MASB Statement 13: Earnings Per Share. This is to restate the earnings per share to a comparable basis with that of the current period.



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE FOURTH QUARTER
AND FINANCIAL YEAR ENDED 31 DECEMBER 2002

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH KLSE LISTING REQUIREMENT UNDER PART A OF APPENDIX 9B

24. PROSPECTS RELATING TO FINANCIAL YEAR 2003

With expected changes in the market place resulting from the consolidation of the industry, coupled with the expected completion and integration of TIMECel's operations into Maxis', there will be significant challenges and opportunities for the Company in 2003. However, barring any unforeseen circumstances, the Board of Directors anticipate the results for the current financial year to be satisfactory.

25. (A) PROFIT GUARANTEE

Not applicable to the Group.

25. (B) PROFIT FORECAST

The Group's profit after tax for the financial year ended 31 December 2002 of RM949.7 million was RM124.7 million or 15% higher than the forecast profit after tax of RM825.0 million published in the prospectus. The favourable variance was mainly attributed to the following factors:

- Higher revenues of RM142.8 million or 4% above forecast due mainly to a 2% increase in net subscribers, 5% improvement in blended ARPU and 2% increase in overall minutes of use;
- Lower operating costs of RM119.0 million or 6% compared to forecast mainly due to RM52.1 million lower advertising and marketing expenditure, lower bad debt charges by RM25.5 million and lower USO costs by 18.0 million; and
- Higher depreciation arising mainly from the additional depreciation of assets replaced by newer technologies amounting to RM69.0 million or 14% above forecast and higher taxation charges of RM67.0 million or 25% due to the increase in taxable profits.

26. DIVIDENDS

(a) An interim dividend of 6 sen per share exempt from Malaysian income tax (2001: 19 sen gross less Malaysian income tax at 28%) in respect of the financial year ended 31 December 2002 amounting to RM147.0 million (2001: RM21.6 million) has been declared and will be paid on 7 April 2003. The entitlement date for the dividend payment is 19 March 2003.

A holder of a securities account maintained with the Malaysian Central Depository Sdn Bhd ("Depositor") shall qualify for entitlement to the interim dividend only in respect of:

(i) shares deposited into the Depositor's securities account before 4.00 p.m. (Malaysian time) on 19 March 2003 in respect of transfers; and

(ii) shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.

(b) The Directors are recommending a final gross dividend of 12.5 sen per share less Malaysian income tax at 28% (2001: RM3.39 per share exempt from Malaysian income tax and RM1.78 per share gross less Malaysian income tax at 28%) in respect of the financial year ended 31 December 2002 amounting to RM220.6 million (2001: RM738.4 million). The proposed dividend, if approved at the forthcoming Annual General Meeting, will be paid on a date to be determined.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH KLSE LISTING REQUIREMENT UNDER PART A OF APPENDIX 9B

By order of the Board

Dipak Kaur
(LS 5204)
Company Secretary
27 February 2003
Kuala Lumpur

APPENDIX I

Entitlements (Notice of Book Closure)
Reference No **MC-030227-54348**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **27/02/2003**

EX-date :**17/03/2003**
Entitlement date :**19/03/2003**
Entitlement time :**05:00:00 PM**
Entitlement subject :**Interim Dividend**
Entitlement description:
Interim dividend of 6 sen per share exempt from Malaysian income tax
Period of interest payment : to
For year ending/Period ending/ended :**31/12/2002**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements : to
Registrar's name ,address, telephone no:
Signet Share Registration Services Sdn. Bhd.
11th Floor, Tower Block
Kompleks Antarabangsa
Jalan Sultan Ismail
50250 Kuala Lumpur
Tel No. 603-21454337

Payment date :**07/04/2003**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**19/03/2003**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :
c) Securities bought on KLSE on a cum entitlement basis according to the Rules of the KLSE.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**RM**
Entitlement in RM (RM) :**0.06**
Remarks

APPENDIX J

General Announcement
Reference No **MC-030228-61541**

Submitting Merchant Bank	:	N/A
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**28/02/2003**

Type : **Announcement**
Subject : **Press Release on Appointment of New Chief Operating Officer**

Contents :

Please find attached Maxis' Press Release on the appointment of new Chief Operating Officer.



Appointment.COO.-PR.DOC

MAXIS APPOINTS NEW COO

Kuala Lumpur, (28 February 2003): Maxis Communications Berhad has appointed Edward Ying as Chief Operating Officer (COO) of the company. Ying, 45, will join Maxis in mid-May and will report to Chief Executive Officer, Dato' Jamaludin Ibrahim. He will be responsible for day-to-day operations of the company.

Ying's most recent position was as COA (Chief Operating Adviser) of Globe Telecom in the Philippines, where he was seconded from Singtel. He was initially responsible for fixed as well as international operations. Subsequently, he spent five years running the mobile business during which Globe became the most profitable telco, registering a tremendous growth in subscriber base from 200,000 to over 6.5 million. Ying was the key driver of mobile data initiatives through SMS, MMS and GPRS, which contributed to Globe's success. He was also responsible for the post-acquisition integration of another telco into Globe. Previously, Ying held a number of senior management positions in the media and entertainment industries in Singapore and Europe.

The appointment of Ying as COO, according to Jamaludin, was made only after a thorough and extensive search. "We have been very selective and careful in our choice. We went through a long 2-year search, both locally and internationally, involving more than a dozen candidates, to find the suitable COO who could replace the previous incumbent," he said.

"I am delighted that someone of Ying's calibre is joining us. Ying brings with him a rich combination of telecommunications and media skills from companies worldwide. That fits well with many of the things we do.

"Given the new industry challenges, and Maxis' vision and aggressive goals, Ying will certainly help to strengthen our management team as we prepare and gear ourselves to meet the challenges in our next phase of growth," he added.

About Maxis Communications Berhad

Maxis is Malaysia's premier telecommunications company providing high quality voice and data services. Its mobile postpaid and prepaid services are offered under the *maxis* and *Hotlink* brands respectively. The company has achieved its leading position through a clear strategy of developing premium brands, emphasizing high quality network and customer services and introducing innovative services and products. In support of its mobile business, Maxis also operates an international gateway as well as a domestic fixed line network which offers voice and data services to business customers. Its broadband infrastructure includes fibre optic, microwave and VSAT technologies.

Issued by the Corporate Communications Department of Maxis Communications Berhad.
For more information, please contact Tan Wai Fong at (tel) 03-2330 7173, e-mail fwtan@maxis.com.my or R. Sharmini at (tel) 03-2330 7827, (fax) 2330 0586, (e-mail) rsharm@maxis.com.my

APPENDIX K

General Announcement
Reference No **MC-030311-51240**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**11/03/2003**

Type	:	**Announcement**
Subject	:	**UPDATE ON LITIGATION** **Kuala Lumpur High Court Civil Suit No. S6-22-728-2002**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") wishes to provide the following updates in relation to the Company's announcements on 30 January 2003 and 27 February 2003 (the Company's announcement on its Fourth Quarter Results) in relation to the suit ("the Suit") commenced by Maxis Sdn Bhd against the Company and 6 of its subsidiaries (collectively, "the Maxis Group") vide Kuala Lumpur High Court Civil Suit No: S6-22-728-2002.

As stated in the earlier announcement, the Maxis Group had on 30th January 2003, filed a defence and counterclaim in relation to the Suit. Subsequently, on 10 February 2003, the Maxis Group filed an application to strike out Maxis Sdn Bhd's claim for want of a reasonable cause of action. The hearing date for the striking out application is fixed on 1 April 2003. On 7 March 2003, Maxis Sdn Bhd served the Maxis Group an Affidavit in response to the Maxis Group's application to strike out. Maxis Group will be filing a response to this Affidavit shortly.

On 26 February 2003, the Maxis Group filed an application to obtain injunctive relief to prevent the continued use of the name "Maxis" by Maxis Sdn. Bhd and Maxis Capital Sdn Bhd (Company No. 569636-D), Maxis Biotech Sdn Bhd (Company No. 560953-D), Saw Poh Leng (NRIC No. 760916-14-5448) and Yeoh Eng Kong (NRIC No. 681223-10-6109) (collectively, "the Additional Parties"). The injunction application is fixed for hearing on 22 April 2003.

On 24 February 2003, Maxis Sdn Bhd served a reply and defence to the counterclaim initiated by the Maxis Group. The Additional Parties have served a defence to Maxis' counterclaim. They have also filed a counterclaim against the Maxis Group for relief similar to that sought by Maxis Sdn Bhd. The Additional Parties are also seeking an order that entries in the Malaysian trademark register by the Company in relation to the trademark "Maxis" in classes 9 and 16 be removed and expunged.

On 11 March 2003, the Maxis Group filed their reply to the defence filed by Maxis Sdn Bhd and the Additional Parties as well as their defence to the counterclaim filed by the Additional Parties.

This Announcement is dated 11 March 2003

APPENDIX L

General Announcement
Reference No **MM-030319-35276**

Submitting Merchant Bank	:	**RHB SAKURA MERCHANT BANKERS BERHAD**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**20/03/2003**

Type : **Announcement**
Subject : **Maxis Communications Berhad ("Maxis" / the "Company")**
Supplemental Agreement to the Conditional Sale and Purchase Agreement dated 18 September 2002 ("Principal SPA") between TIME dotCom Berhad ("TdC") and Maxis on the Proposed Acquisition of TdC's 100% equity interest in TIMECel Sdn Bhd ("TIMECel") ("Proposed Acquisition"); and

Joint Venture and Shareholders' Agreement between TTdotCom Sdn Bhd ("TTDC"), a wholly-owned subsidiary of TdC, and Maxis Broadband Sdn Bhd ("MBSB"), a wholly-owned subsidiary of Maxis, pursuant to the Principal SPA ("Proposed JV")

Contents :

QUOTE

1. Introduction

On 18 September 2002, the Company announced that it had entered into the Principal SPA. Subsequently on 12 December 2002, the Company announced that it had confirmed to TdC via a letter on even date ("12 December Letter") its agreement to a total financial commitment of RM1.475 billion comprising the price payable for the purchase of the 1,293,883,684 ordinary shares of RM1.00 each in TIMECel of RM1.325 billion and the Company's undertaking to procure TIMECel to settle up to an amount of RM150 million in Inter-Company Loans (as defined in the Principal SPA).

Among the conditions precedent to the Proposed Acquisition as set out in the Principal SPA as modified and/or supplemented by the 12 December Letter (collectively, the "SPA") is the condition precedent ("JV CP") that Maxis and TdC execute a joint venture agreement through their respective subsidiaries, namely, MBSB and TTDC, based upon the broad parameters set out in Schedule 6 to the Principal SPA and the key principles set out in Appendix 2 to the 12 December Letter.

The Board of Directors of Maxis wishes to announce that the Company has on 20 March 2003 entered into a supplemental agreement to the SPA ("Supplemental Agreement") with TdC to amend, modify and vary the SPA in accordance with the terms and conditions as provided in the Supplemental Agreement.

The Board of Directors of Maxis also wishes to announce that MBSB has also on the same date entered into a joint venture and shareholders' agreement with TTDC ("JV Agreement") and with the execution of the JV Agreement, the JV CP is deemed to have been fulfilled.

2. Salient Terms of the Supplemental Agreement

The salient terms of the Supplemental Agreement are as follows: -

(a) The cut-off date for the fulfilment of conditions precedent set out in the Principal SPA, originally fixed as 18 March 2003 has been extended to 5 p.m 30 April 2003 or

(b) The total issued and paid up share capital of RM1.00 each to be acquired by Maxis is 1,293,884,000 shares instead of 1,293,883,684 shares;
(c) The completion of the SPA is also conditional upon, *inter alia*, TdC undertaking certain actions to reflect the authorised and issued and paid-up capital of TIMECel as RM1,293,884,000 divided into 1,293,884,000 ordinary shares of RM1.00 each, all of which have been issued and are fully paid-up and to otherwise correct discrepancies in the secretarial records including:-

(i) amendment of all records and the re-submission of all relevant documents with the Registrar of Companies; and

(ii) obtaining of court orders including to, *inter alia*, validate the authorised and issued paid up share capital of TIMECel and certain shareholders and directors' resolutions of TIMECel;

(d) The limitation that claims for breach of warranties against the Seller must be in excess of RM10 million and not more than RM75 million shall not be applicable to claims for breach of warranties in relation to title and ownership of the shares in TIMECel;

(e) TdC further agrees to indemnify Maxis and TIMECel against any penalties and default penalties for offences which may have been committed under the Companies Act, 1965 by TIMECel up to the date of completion of the SPA;

(f) The entry into the Supplemental Agreement by Maxis shall in no way be regarded as Maxis having waived any of its rights under the SPA except that Maxis agrees not to claim for the additional cost incurred and the loss from the delay in completion of the SPA on the condition that TdC performs its obligations under the SPA as amended, modified and varied by the Supplemental Agreement; and

(g) The execution of the JV Agreement by MBSB and TTDC shall irrevocably and unconditionally be deemed to be fulfilment of the JV CP.

3. JV Agreement

3.1. **Salient Terms of the JV Agreement**

The salient terms of the JV Agreement are as follows:-

(a) MBSB and TTDC shall mutually agree on an initial business plan ("Initial Business Plan") not later than 4 months or any extension thereof from completion of the SPA (as amended by the Supplemental Agreement), failing which the JV Agreement will terminate. The Initial Business Plan will, *inter alia*, set out such projects as may be agreed between the Parties on a case by case basis ("Special Projects") to be undertaken by the joint venture company ("JV Company"), the types of products and services to be sold or marketed by the JV Company, the commercial terms for such products and services, any new network or infrastructure requirements, funding requirements of the JV Company and the services and support to be provided by MBSB and TTDC to the JV Company;

Supplemental Agreement) or such other date as MBSB and TTDC may agree in the Initial Business Plan ("Operative Date"), MBSB and TTDC shall procure that the issued share capital of the JV Company shall be held in equal proportion in accordance with the Initial Business Plan. The shareholding of MBSB and TTDC and the business of the JV Company shall be reviewed within 12 months from Operative Date;

(c) MBSB and TTDC are not prohibited from competing with each other in areas of their business activities except in respect of the Special Projects. The business of the JV Company shall be limited to undertaking the Special Projects; and

(d) MBSB and TTDC have the right to nominate Maxis and TdC respectively to assume their respective rights and obligations under the JV Agreement.

3.2. **Information on MBSB and TTDC**

3.2.1 **MBSB**

MBSB was incorporated in Malaysia under the Companies Act, 1965 on 12 February 1992 as a private limited company under the name of Bina Sat-Com Network Sdn. Bhd. The company subsequently adopted its present name on 12 July 1999. The principal activities of MBSB are the operation of a national public switched telephony network and the provision of internet services.

The authorised share capital of MBSB is RM300,000,000 comprising 300,000,000 ordinary shares of RM1.00 each, of which 1,000,002 ordinary shares have been issued and are fully paid-up.

MBSB has a wholly-owned subsidiary, Maxis Online Sdn. Bhd. which is principally involved in investment holding but the company is presently dormant.

3.2.2 **TTDC**

TTDC was incorporated in Malaysia under the Companies Act, 1965 as a private limited company under the name of TES Sdn. Bhd. on November 1979. It changed its name to TIME Engineering and Slipway Sdn. Bhd. on 16 February 1981. On 14 June 1991, it changed its name to TIME Telecommunications Sdn. Bhd. It assumed its present name on 28 February 2000. The principal activity of TTDC is the provision of voice, data, video and image communication services through its established domestic and international network.

The present authorised share capital of TTDC is RM2,800,000,000 comprising 2,800,000,000 ordinary shares of RM1.00 each. The issued and paid-up share capital of TTDC is RM2,755,876,143 comprising 2,755,876,143 ordinary shares of RM1.00 each.

TTDC has a wholly-owned subsidiary, TIME dotNet Sdn. Bhd. which is principally involved in the provision and marketing of internet services.

The objective of the Proposed JV is to enable MBSB and TTDC to secure incremental business opportunities in the Special Projects through synergies derived from their collaborative efforts. This collaboration allows the JV Company to offer fixed network solutions to customers who require more extensive network reach as well as better network resiliency and performance. The Proposed JV would also enable MBSB and TTDC to establish a cooperative framework that may pave the way for more expansive collaboration.

3.4. **Financial Effects of the Proposed JV**

The Proposed JV is not expected to have any material effect on the consolidated earnings of Maxis for the financial year ending 31 December 2003. It is the intention of the Company that the JV Company is to undertake the Special Projects which are expected to contribute positively to the future consolidated earnings of Maxis.

3.5. **Directors' and Substantial Shareholders' Interest**

None of the directors or substantial shareholders of Maxis or persons connected with them has any interest, direct or indirect, in the entering into of the JV Agreement.

3.6. **Statement of Board of Directors**

The Board of Directors of Maxis is of the opinion that the entering into of the JV Agreement is in the best interest of the Maxis Group.

4. Documents Available for Inspection

The Supplemental Agreement and JV Agreement will be available for inspection at the registered office of the Company at Level 18, Menara Maxis, Kuala Lumpur City Centre off Jalan Ampang, 50088 Kuala Lumpur, Malaysia during normal office hours from Mondays to Fridays (except public holidays) for a period of three (3) months from the date of this announcement.

UNQUOTE

This announcement is dated 20 March 2003.

APPENDIX M

General Announcement
Reference No **MC-030325-60999**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**25/03/2003**

Type : **Announcement**
Subject : **AWARD OF 3G SPECTRUM ASSIGNMENT DECISION OF THE MALAYSIAN COMMUNICATIONS AND MULTIMEDIA COMMISSION ("MCMC")**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") refers to the Company's announcement dated 30 July 2002 in relation to the Award of 3G Spectrum Assignment.
The MCMC had, in its letter dated 21 March 2003 to UMTS (Malaysia) Sdn Bhd ("UMTS"), which is a wholly owned subsidiary of the Company held through Advanced Wireless Technologies Sdn Bhd, accepted the Detailed Business Plan submission of UMTS. A set of 2 X 15 MHz FDD and 1 X 5 MHz TDD spectrum block ("Spectrum Block") has been endorsed by the MCMC, in exercise of its powers under Section 159 of the Communications and Multimedia Act 1998, to be assigned to UMTS.
The MCMC has indicated that the Spectrum Block shall be assigned for a period of fifteen (15) years from April 2, 2003 to April 1, 2018, inclusive of both dates.
In order for MCMC to assign the Spectrum Block, UMTS is required to provide on or before March 28, 2003:-
(a) RM10,000,000 as part payment of the Spectrum Assignment fee ; and
(b) An Irrevocable Bank Guarantee for the amount of RM 50,000,000, which shall be valid for the duration of the Spectrum Assignment of 15 years.
The letter of the MCMC referred to above does not in itself constitute a Spectrum Assignment.
This announcement is dated 25 March 2003

APPENDIX N

General Announcement
Reference No **MC-030402-60271**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**02/04/2003**

Type	:	**Announcement**
Subject	:	**AWARD OF 3G SPECTRUM ASSIGNMENT DECISION OF THE MALAYSIAN COMMUNICATIONS AND MULTIMEDIA COMMISSION ("MCMC")**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") refers to the Company's announcements dated 30 July 2002 and 25 March 2003 in relation to the Award of 3G Spectrum Assignment.

In a ceremony today, the Malaysian Communications and Multimedia Commission ("MCMC") has, officially assigned the IMT-2000 Spectrum to UMTS (Malaysia) Sdn Bhd ("UMTS"), which is a wholly owned subsidiary of the Company held through Advanced Wireless Technologies Sdn Bhd. The Spectrum Assignment of the 1935 MHz to 1950 MHz, 2125 MHz to 2140 MHz and 2015 MHz to 2020 MHz frequency bands, is with effect from 2 April 2003 until 1 April 2018.

This announcement is dated 2 April 2003

APPENDIX O

General Announcement
Reference No **MC-030403-64001**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**03/04/2003**

Type : **Announcement**
Subject : **UPDATE ON LITIGATION**
Kuala Lumpur High Court Civil Suit No. S6-22-728-2002

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") wishes to provide the following updates in relation to the Company's announcements on 30 January 2003, 27 February 2003 (the Company's announcement on its Fourth Quarter Results) and 11 March 2003 in relation to the suit ("the Suit") commenced by Maxis Sdn Bhd against the Company and 6 of its subsidiaries (collectively, "the Maxis Group") vide Kuala Lumpur High Court Civil Suit No: S6-22-728-2002.

As stated in the earlier announcement, the Maxis Group had on 30th January 2003, filed a Defence and Counterclaim to the Suit. Subsequently, on 10 February 2003, the Maxis Group filed an application to strike out Maxis Sdn Bhd's claim for want of a reasonable cause of action. The striking out application was originally fixed to be heard on 1 April 2003 but was postponed to 2 April 2003 to enable the said application to be heard together with a similar application made by the Suruhanjaya Syarikat Malaysia. Both applications were heard on 2 April 2003 by the Senior Assistant Registrar of the High Court and have been set down for decision on 5 May 2003.

This Announcement is dated 3 April 2003

APPENDIX P

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-030401-42078**

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 03/04/2003

Particulars of substantial Securities Holder

Name : **Hj Affendi bin Tun Hj Mohd Fuad Stephens ("AFS")**
Address : **12-C Jalan Madge**
55000 Kuala Lumpur
NRIC/Passport No/Company No. : **590103-12-6013**
Nationality/Country of incorporation : **Malaysian**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Nusantara Makmur Sdn Bhd ("NMSB")
Level 39 Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 6,423,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**26/03/2003**	**6,423,000**	**5.100**

Circumstances by reason of which change has occurred : **NMSB had granted a call option to a third party in respect of up to 9,175,000 ordinary shares of RM0.10 each held by it in Maxis pursuant to an Option Agreement dated 26 February 2003 and Supplemental Agreement (to Option Agreement dated 26 February 2003). NMSB's interest in the shares of Maxis is reduced by 6,423,000 Maxis Shares as a result of the exercise by the third party of the option.**

AFS is deemed to have an interest in the shares of Maxis in which Harapan Nusantara Sdn Bhd ("HNSB") has an interest, by virtue of his interest in HNSB.

HNSB wholly-owns Nusantara Saga Sdn Bhd, the immediate holding company of NMSB.

NMSB holds its interest in Maxis as trustee under a discretionary trust for Bumiputera objects.

However, he does not have any economic interest in these shares.

Nature of interest : **Deemed interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **6,423,000**
Indirect/deemed interest (%) : **0.2621**
Total no of securities after change : **77,266,359**
Date of notice : **26/03/2003**
Remarks

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-030401-41682**

Submitting Merchant Bank : N/A
Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 03/04/2003

Particulars of substantial Securities Holder

Name : **Mohamad Shahrin bin Merican ("MSM")**
Address : **No 458 Taman Ampang Utama**
68000 Ampang
Selangor Darul Ehsan
NRIC/Passport No/Company No. : **550405-02-5529**
Nationality/Country of incorporation : **Malaysian**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Nusantara Makmur Sdn Bhd ("NMSB")
Level 39 Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 6,423,000 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**26/03/2003**	**6,423,000**	**5.100**

Circumstances by reason of which change has occurred : **NMSB had granted a call option to a third party in respect of up to 9,175,000 ordinary shares of RM0.10 each held by it in Maxis pursuant to an Option Agreement dated 26 February 2003 and Supplemental Agreement (to Option Agreement dated 26 February 2003). NMSB's interest in the shares of Maxis is reduced by 6,423,000 Maxis Shares as a result of the exercise by the third party of the option.**

MSM is deemed to have an interest in the shares of Maxis in which Harapan Nusantara Sdn Bhd ("HNSB") has an interest, by virtue of his interest in HNSB.

HNSB wholly-owns Nusantara Saga Sdn Bhd, the immediate holding company of NMSB.

NMSB holds its interest in Maxis as trustee under a discretionary trust for Bumiputera objects.

However, he does not have any economic interest in these shares.

Nature of interest : **Deemed interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **6,423,000**
Indirect/deemed interest (%) : **0.2621**
Total no of securities after change : **77,266,359**
Date of notice : **26/03/2003**
Remarks

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-030401-40825**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**03/04/2003**

Particulars of substantial Securities Holder

Name	:	**Tun Haji Mohammed Hanif bin Omar ("THO")**
Address	:	**No 74 Jalan USJ 12/3B** **47630 Subang Jaya** **Selangor Darul Ehsan**
NRIC/Passport No/Company No.	:	**390116-08-5111**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Nusantara Makmur Sdn Bhd ("NMSB")
Level 39 Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 6,423,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**26/03/2003**	**6,423,000**	**5.100**

Circumstances by reason of which change has occurred :

NMSB had granted a call option to a third party in respect of up to 9,175,000 ordinary shares of RM0.10 each held by it in Maxis pursuant to an Option Agreement dated 26 February 2003 and Supplemental Agreement (to Option Agreement dated 26 February 2003). NMSB's interest in the shares of Maxis is reduced by 6,423,000 Maxis Shares as a result of the exercise by the third party of the option.

THO is deemed to have an interest in the shares of Maxis in which Harapan Nusantara Sdn Bhd ("HNSB") has an interest, by virtue of his interest in HNSB.

HNSB wholly-owns Nusantara Saga Sdn Bhd, the immediate holding company of NMSB.

NMSB holds its interest in Maxis as trustee under a discretionary trust for Bumiputera objects.

However, he does not have any economic interest in these shares.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**6,423,000**
Indirect/deemed interest (%)	:	**0.2621**
Total no of securities after change	:	**77,266,359**
Date of notice	:	**26/03/2003**
Remarks		

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-030401-39206**

Submitting Merchant Bank	:	N/A
Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	03/04/2003

Particulars of substantial Securities Holder

Name	:	**Ananda Krishnan Tatparanandam ("TAK")**
Address	:	**No 8 Taman U Thant Dua 55000 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**380401-10-5397**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Wangi Terang Sdn Bhd
Level 39 Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
In respect of 69,079 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**18/03/2003**	**69,079**	**5.400**

Circumstances by reason of which change has occurred :

Decrease in the voting shares of Maxis over which deemed interest subsists by virtue of disposal via direct business transaction by Wangi Terang Sdn Bhd ("WTSB") of 69,079 Maxis shares.

TAK's deemed interests in Maxis are held via :-

a) MAI Sdn. Berhad which in turn wholly-owns WTSB via Terang Equity Sdn Bhd;

b) Usaha Tegas Equity Sdn Bhd ("UTES") which in turn wholly-owns Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively "the UT Subsidiaries") via Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd respectively.

UTES is in turn wholly-owned by Usaha Tegas Sdn Bhd ("UTSB")

Pacific States Investment Limited ("PSIL") has a direct controlling interest in UTSB.

The shares in PSIL are held by Excorp Holdings N.V. which is in turn held by PanOcean Management Limited ("PanOcean"). PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of his family and foundations including those for charitable purposes.

Although he and PanOcean are deemed to have an interest in the shares of Maxis by virtue of the trust and related arrangements, they do not have any economic or beneficial interest in the shares; and

c) MAI Holdings Sdn Bhd which in turn wholly-owns Ria Utama Sdn Bhd and Tetap Emas Sdn Bhd respectively via Pacific Fortune Sdn Bhd.

		For further details of number of shares under each registered holder following the change, please see below.
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**69,079**
Indirect/deemed interest (%)	:	**0.0028**
Total no of securities after change	:	**793,431,111**
Date of notice	:	**19/03/2003**

Remarks

The registered holders of the remaining Maxis shares over which TAK has an interest are set out below :-

Wangi Terang Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 73,706,333 ordinary shares of RM0.10 each in Maxis

Tetap Emas Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 83,689,359 ordinary shares of RM0.10 each in Maxis

Ria Utama Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 83,689,359 ordinary shares of RM0.10 each in Maxis

Wilayah Resources Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 133,901,584 ordinary shares of RM0.10 each in Maxis

Tegas Puri Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 167,378,718 ordinary shares of RM0.10 each in Maxis

Besitang Barat Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 133,901,583 ordinary shares of RM0.10 each in Maxis

Besitang Selatan Sdn Bhd
Level 39 Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 117,164,175 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-030401-42875**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**03/04/2003**

Particulars of substantial Securities Holder

Name	:	**Harapan Nusantara Sdn Bhd ("HNSB")**
Address	:	**Level 39 Menara Maxis** **Kuala Lumpur City Centre** **50088 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**288612-K**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

Nusantara Makmur Sdn Bhd ("NMSB")
Level 39 Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 6,423,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**26/03/2003**	**6,423,000**	**5.100**

Circumstances by reason of which change has occurred	:	**NMSB had granted a call option to a third party in respect of up to 9,175,000 ordinary shares of RM0.10 each held by it in Maxis pursuant to an Option Agreement dated 26 February 2003 and Supplemental Agreement (to Option Agreement dated 26 February 2003). NMSB's interest in the shares of Maxis is reduced by 6,423,000 Maxis Shares as a result of the exercise by the third party of the option.** **HNSB is deemed to have an interest in the shares of Maxis by virtue of its interest in Nusantara Saga Sdn Bhd, the immediate holding company of NMSB.** **NMSB holds its interest in Maxis as trustee under a discretionary trust for Bumiputera objects.**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**6,423,000**
Indirect/deemed interest (%)	:	**0.2621**
Total no of securities after change	:	**77,266,359**
Date of notice	:	**26/03/2003**
Remarks		

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-030401-42464**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**03/04/2003**

Particulars of substantial Securities Holder

Name	:	**Dato' Haji Badri bin Haji Masri ("DBM")**
Address	:	**No 6 Jalan SS5B/5 Kelana Jaya 47301 Petaling Jaya Selangor Darul Ehsan**
NRIC/Passport No/Company No.	:	**440509-10-5163**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Nusantara Makmur Sdn Bhd ("NMSB")
Level 39 Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 6,423,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**26/03/2003**	**6,423,000**	**5.100**

Circumstances by reason of which change has occurred :

NMSB had granted a call option to a third party in respect of up to 9,175,000 ordinary shares of RM0.10 each held by it in Maxis pursuant to an Option Agreement dated 26 February 2003 and Supplemental Agreement (to Option Agreement dated 26 February 2003). NMSB's interest in the shares of Maxis is reduced by 6,423,000 Maxis Shares as a result of the exercise by the third party of the option.

DBM is deemed to have an interest in the shares of Maxis in which Harapan Nusantara Sdn Bhd ("HNSB") has an interest, by virtue of his interest in HNSB.

HNSB wholly-owns Nusantara Saga Sdn Bhd, the immediate holding company of NMSB.

NMSB holds its interest in Maxis as trustee under a discretionary trust for Bumiputera objects.

However, he does not have any economic interest in these shares.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**6,423,000**
Indirect/deemed interest (%)	:	**0.2621**
Total no of securities after change	:	**77,266,359**
Date of notice	:	**26/03/2003**
Remarks		

APPENDIX Q


SEC MAIL
RECEIVED
PROCESSING
APR 11 2003
WASH. D.C.
161
SECTION

General Announcement
Reference No **MC-030331-36145**

Submitting Merchant Bank : **N/A**
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **04/04/2003**

Type : **Announcement**
Subject : **Related Party Transaction pursuant to Paragraph 10.09 of the Kuala Lumpur Stock Exchange ("KLSE") Listing Requirements ("LR")**

Contents :

1. Introduction

Maxis Communications Berhad ("Maxis" or "the Company") wishes to announce the following Related Party Transaction entered into by Maxis Broadband Sdn Bhd ("Maxis Broadband"), a wholly-owned subsidiary of the Company on 4 April 2003:-

Supplemental Agreement to Transponder Lease Agreement dated 24 August 2001 between Maxis Broadband and Binariang Satellite Systems Sdn Bhd ("BSS") for the lease of additional transponder capacity on MEASAT - 2 with effect from 1 September 2002 ("the Transaction").

The Transaction constitutes a Recurrent Related Party Transaction pursuant to Paragraph 10.09 of the LR.

2. Details of the Transaction

The details of the Transaction is as follows :-

Nature of Transaction and Transacting Party	Value of Transaction
Supplemental Agreement to Transponder Lease Agreement dated 24 August 2001 between Maxis Broadband and BSS for the lease of additional transponder capacity on MEASAT - 2 with effect from 1 September 2002.	USD 2,446,666.67 Payable in Ringgit Malaysia equivalent

3. Details on Interests of the Directors and Major Shareholders of Maxis and Nature of Relationship of Transacting Parties.

The details of the interests of the Directors and major shareholders of Maxis the nature of relationship of the transacting parties in respect of the Transaction are set out below :

BSS is a wholly-owned subsidiary of Malaysian Tobacco Company Berhad ("MTC") and is related to Maxis by virtue of :-

i. Encik Ananda Krishnan Tatparanandam and MAI Holdings Sdn Bhd ("MAIH") who are major shareholders of Maxis with deemed equity interest of 793,431,111 ordinary shares of RM0.10 each representing 32.37% and of 167,378,718 ordinary shares of RM0.10 each representing 6.83% of the share capital of Maxis respectively, also being major shareholders of MTC with deemed interest of 372,248,713 ordinary shares of RM0.78 each representing 95.46% each of the share capital of MTC and hence of BSS;

ii. Encik Augustus Ralph Marshall ("RM"), a Director of Maxis with an equity interest of 500,000 ordinary shares of RM0.10 each representing 0.0204% of the share capital of Maxis held through a nominee, being also a Director of MTC and BSS;

iii. Y. A. Bhg. Tun Haji Mohammed Hanif bin Omar ("THO"), a director and major shareholder of Maxis with an equity interest of 3,000,000 ordinary shares of RM0.10 each representing 0.1224% of the share capital of Maxis held through a nominee and indirect equity interest of 598,950,665 ordinary shares of RM0.10 each representing 24.44% of the share capital of Maxis respectively, being also a Director of BSS; and

iv. Encik Khoo Teng Bin ("KTB"), a Director of Maxis has an equity interest of 500,000 ordinary shares of RM0.10 each representing 0.0204% of the share capital of Maxis held through a nominee, being also a Director of MAIH and BSS.

4. Rationale

Currently Maxis Broadband leases transponder capacity on MEASAT-2 from BSS and is desirous of increasing the transponder capacity leased from BSS. It is impractical for Maxis to lease the transponder capacity from another satellite operator as there will be service interruptions to Maxis' customers and reengineering costs (e.g. Repositioning of the antenna and reconfiguration of the hub) will be incurred if another satellite operator is selected.

5. Statement by the Board of Directors

The Board (save for THO, KTB, and RM who abstained from all Board deliberations and voting on the Transaction) having taken into consideration all aspects of the Transaction is of the opinion that it is in the best interest of the Maxis Group.

6. Financial Effects of the Transaction

The Transaction does not have any effect on the issued and paid-up capital or on the shareholdings of the substantial shareholders and it does not have any material effect on the earnings and net tangible assets of the Maxis Group.

7. Approval Required

The Transaction does not require Company's shareholders' approval or approvals from any relevant authorities.



Maxis Communications Berhad (158400-V)
Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

P.O. Box 13447
50180 Kuala Lumpur
Malaysia

Tel : (603) 2330 7000
Fax : (603) 2330 0008

M4772-00009/LCB/CZH/rse

2 June 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Application

Ladies and Gentlemen:

We refer to our letter dated 31 October 2002 seeking an exemption based upon Rule 12g3-2(b) pursuant to the Securities Exchange Act of 1934 ("the SE Act"), as amended.

We enclose herewith an update to Annex B as attached to the abovementioned letter for the period from 5 April 2003 to 15 May 2003, pursuant to Rule12g3-2(b)(1)(ii) of the SE Act. The list sets forth the information that the Company has filed with the Kuala Lumpur Stock Exchange and which is made public by such exchange.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090 → tried calling 6/25/03 @ 9:15 no answer
Fax : 603-2330 0590

tried calling 7/14/03 - no answer

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director

Dipak Kaur
Secretary

Enclosures

c.c. Mr. Chris Holland

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Kuala Lumpur Stock Exchange ("KLSE")			
1. Announcement on Notice of Extraordinary General Meeting	11 April 2003	KLSE Listing Requirements	A
2. Announcement on Proposed grant of an option to MEASAT Broadcast Network Systems Sdn Bhd, to subscribe for such number of shares in Advanced Wireless Technologies Sdn Bhd representing up to 25% of equity interest in AWT	28 April 2003	KLSE Listing Requirements	B
3. Announcement on Proposed acquisition of the entire issued and paid-up share capital of TIMECel Sdn Bhd comprising 1,293,884,000 ordinary shares of RM1.00 each	28 April 2003	KLSE Listing Requirements	C
4. Announcement Notification Pursuant to Paragraph 14.09 of Chapter 14 of the Listing Requirements of The Kuala Lumpur Stock Exchange	30 April 2003	KLSE Listing Requirements	D

	NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
5.	Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965 a) Tun Haji Mohammed Hanif Bin Omar	30 April 2003	KLSE Listing Requirements and Malaysian Companies Act, 1965	E
6.	Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965 a) Tun Haji Mohammed Hanif Bin Omar	30 April 2003	KLSE Listing Requirements and Malaysian Companies Act, 165	F
7.	Announcement on Update on Litigation	6 May 2003	KLSE Listing Requirements	G
8.	Announcement on Proposed acquisition of the entire issued and paid-up share capital of TIMECel Sdn Bhd comprising 1,293,884,000 ordinary shares of RM1.00 each	27 December 2002	KLSE Listing Requirements	H
9.	Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965 a) Hj. Affendi Bin Tun Hj. Mohd Fuad Stephens	9 May 2003	KLSE Listing Requirements and Malaysian Companies Act, 1965	I
10.	Announcement on Notice of Intention to Deal in the shares of Maxis Communications Berhad during closed period pursuant to Paragraph 14.08 of the Kuala Lumpur Stock Exchange	10 May 2003	KLSE Listing Requirements	J

APPENDIX A

General Announcement
Reference No **MC-030411-66915**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**11/04/2003**

Type : **Announcement**
Subject : **MAXIS COMMUNICATIONS BERHAD ("MAXIS" OR "THE COMPANY") - NOTICE OF EXTRAORDINARY GENERAL MEETING**

Contents :

Maxis is pleased to advise that an Extraordinary General Meeting of the Company will be held at Ballroom 1, Level 2
Hotel Nikko, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia on Monday, 28 April 2003 at 12.00 p.m.

The notice of the Extraordinary General Meeting is as follows:-

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Maxis Communications Berhad ("the Company") will be held at Ballroom 1, Level 2, Hotel Nikko, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia on Monday, 28 April 2003 at 12.00 p.m. for the purpose of considering and, if thought fit, passing the following:

ORDINARY RESOLUTION
PROPOSED ACQUISITION OF THE ENTIRE ISSUED AND PAID-UP SHARE CAPITAL OF TIMECel SDN BHD ("TIMECel") FROM TIME dotCOM BERHAD (TdC) ("PROPOSED ACQUISITION")

THAT approval be and is hereby given to the Company to acquire 1,293,884,000 ordinary shares of RM1.00 each in and representing 100% of the issued and paid up capital of TIMECel from TdC for a cash consideration of RM1.325 billion to be satisfied by cash on the terms set out in the agreement dated 18 September 2002 as amended and supplemented by the letter dated 12 December 2002 from the Company to TdC and accepted by TdC and a supplemental agreement dated 20 March 2003.

AND THAT in order to implement, complete and give full effect to the Proposed Acquisition, the Directors of the Company or any Committee of Directors be and are hereby empowered and authorised to do all such acts, deeds and things and to take all such decisions as they may in their absolute discretion deem fit, necessary, expedient or appropriate in the best interest of the Company to execute, sign and deliver on behalf of the Company all such agreements, arrangements and documents as may be necessary to give full effect to, complete and implement the Proposed Acquisition and with full power to assent to any arrangements, conditions, modifications, variations and/or amendments thereto as may be required or permitted by the relevant authorities.

BY ORDER OF THE BOARD

Dipak Kaur
Company Secretary

Kuala Lumpur
12 April 2003

Notes:-

1. A member entitled to vote is entitled to appoint a proxy or proxies to attend and vote for him. A proxy need not be a member of the Company, and where there are two or more proxies, the number of shares to be represented by each proxy must be stated.

2. In the case of a corporation, the form of proxy must be executed under seal or under the hand of an officer or attorney duly authorised.

3. An authorised nominee may appoint at least one proxy in respect of each securities account the authorised nominee holds to which ordinary shares in the Company are credited. Each appointment of proxy by an authorised nominee shall be by a separate instrument of proxy which shall specify the securities account number and the name of the beneficial owner for whom the authorised nominee is acting.

4. The form of proxy must be deposited at the Registered Office of the Company at Level 18, Menara Maxis, Kuala Lumpur City Centre, Jalan Ampang 50088 Kuala Lumpur, Malaysia not less than forty eight (48) hours before the time appointed for the meeting

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
If you are in any doubt as to the course of action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other professional independent advisers immediately.

If you have sold or transferred all your ordinary shares in **Maxis Communications Berhad** please hand this Circular, together with the accompanying Notice of Extraordinary General Meeting and Form of Proxy, to the agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

The Kuala Lumpur Stock Exchange takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.





MAXIS COMMUNICATIONS BERHAD

(158400-V)
(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS IN RELATION TO

Proposed acquisition by Maxis Communications Berhad of the entire issued and paid-up share capital of TIMECel Sdn Bhd comprising 1,293,884,000 ordinary shares of RM1.00 each from Time dotCom Berhad for a cash consideration of RM1.325 billion

Advised by



RHB SAKURA MERCHANT BANKERS BERHAD
(Company No: 19663-P)

Notice of the Extraordinary General Meeting of Maxis Communications Berhad ("Maxis") to be held at Ballroom 1, Level 2, Hotel Nikko, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia on Monday, 28 April 2003 at 12.00 p.m. or any adjournment thereof, together with the Form of Proxy are enclosed herewith.

The Form of Proxy must be lodged at the registered office of Maxis at Level 18, Menara Maxis, Kuala Lumpur City Centre, off Jalan Ampang, 50088 Kuala Lumpur, Malaysia not less than 48 hours before the time appointed for the meeting. The lodging of the Form of Proxy does not preclude you from attending and voting in person at the meeting should you subsequently decide to do so.

The last day and time for lodging the Form of Proxy is on 26 April 2003 at 12.00 p.m.

This Circular is dated 12 April 2003

Definitions

For the purpose of this Circular, except where the context otherwise requires, the following definitions shall apply:-

12 December Letter	:	The letter from Maxis to TdC dated 12 December 2002 confirming Maxis' agreement to a total financial commitment of RM1.475 billion comprising the price of RM1.325 billion payable for the purchase of the total issued and paid-up share capital of TIMECel and the Company's undertaking to procure TIMECel to settle up to an amount of RM150 million in Shareholder's Advance(s) and any amount of Shareholder's Advance(s) incurred or paid after the date thereof with the prior written approval of the JSC
Board	:	Board of Directors of Maxis
BSC	:	The base station controller which is primarily used for call management
BTS	:	The base transceiver station which is primarily used to provide the base station radio transmission and reception
Capital Reduction Court Order	:	The court order dated 5 December 2001 in relation to the reduction of the share capital of TIMECel to RM1,293,884,000 divided into 1,293,884,000 TIMECel Shares
CCM	:	Companies Commission of Malaysia
Commission	:	Malaysian Communications and Multimedia Commission
Completion	:	Completion of the Proposed Acquisition in accordance with the SPA
Cut-Off Date	:	The date set out in Section 2.1 (x)
EGM	:	Extraordinary General Meeting
Expressways	:	Expressways operated by PLUS or such relevant concessionaire pursuant to concessions granted by the Government of Malaysia including but not limited to: (i) the north-south inter-urban expressway along Peninsular Malaysia extending from Bukit Kayu Hitam, Kedah to Johor Bahru, Johor ("NSE"); (ii) the expressway connecting the North Klang Straits By-Pass and Jalan Duta in Kuala Lumpur; (iii) the Federal Highway Route 2 expressway connecting Kuala Lumpur and Klang; and (iv) the expressway known as the "North-South Expressway Central Link"
FIC	:	Foreign Investment Committee
GSM	:	Global system for mobile communications; one of the most widely used standards for mobile communications, initially developed to standardise the use of mobile technology in Europe
JSC	:	Joint Steering Committee
JV Agreement	:	The joint venture and shareholders' agreement dated 20 March 2003 between MBSB and TTDC in relation to Special Projects

JV CP	:	One of the conditions precedent to the Proposed Acquisition that Maxis and TdC execute a joint venture agreement through their respective subsidiaries, namely, MBSB and TTDC, based upon the broad parameters set out in Schedule 6 to the Principal SPA and the key principles set out in Appendix 2 to the 12 December Letter
KLSE	:	Kuala Lumpur Stock Exchange *(Company No. 30632-P)*
Maxis or the Company	:	Maxis Communications Berhad *(Company No. 158400-V)*
Maxis Group or Group	:	Maxis and its subsidiary companies
MBSB	:	Maxis Broadband Sdn Bhd *(Company No. 234053-D)*, a wholly-owned subsidiary of Maxis
MHz	:	MegaHertz, one million cycles per second, a measure used to indicate the frequency of a wireless signal, or used in statements of bandwidth for digital transmission
Migration Agreements	:	All or any of the agreements executed and/or to be executed between TIMECel and TdC or a Related Corporation of TdC prior to Completion in connection with the Migration Plan to be implemented by Maxis after Completion
Migration Plan	:	The plan to be implemented by Maxis following Completion for migration of the business, personnel, assets, network and systems of TIMECel into the Maxis Group
MSC	:	The mobile switching centre which is responsible for routing or switching calls from the originator to its destination
NTA	:	Net tangible assets
PCN	:	Personal Communications Network
PLUS	:	Projek Lebuhraya Utara Selatan Berhad *(Company No. 154158-H)*
POI	:	Points of interconnection
Principal SPA	:	The conditional sale and purchase agreement dated 18 September 2002 between Maxis and TdC in relation to the TIMECel Shares
Principal Terms of the Migration Plan and Migration Agreements	:	The document dated 27 November 2002 agreed between Maxis and TdC setting out, *inter-alia*, (i) the principal terms and conditions of the Migration Agreements, including the costs for services or facilities to be provided by TdC or a Related Corporation of TdC pursuant to the Migration Agreements, and (ii) certain actions to be undertaken by TdC prior to Completion to assist Maxis in its migration activities
Proposed Acquisition	:	Proposed acquisition by Maxis of the entire issued and paid-up share capital of TIMECel comprising 1,293,884,000 TIMECel Shares from TdC for a cash consideration of RM1.325 billion
Related Corporation	:	In relation to TdC, TIMECel or Maxis, a corporation that is deemed to be related to TdC, TIMECel or Maxis respectively within the meaning of Section 6 of the Companies Act, 1965
RHB Sakura	:	RHB Sakura Merchant Bankers Berhad *(Company No. 19663-P)*
RM and sen	:	Ringgit Malaysia and sen respectively

SPA	:	The Principal SPA and any amendments and/or supplements thereto, including the 12 December Letter and the Supplemental Agreement
Supplemental Agreement	:	The supplemental agreement dated 20 March 2003 between Maxis and TdC to amend, modify and vary the Principal SPA as modified and/or supplemented by the 12 December Letter
SC	:	Securities Commission
Shareholder's Advance(s)	:	Loans and advances made to TIMECel by TdC and/or Related Corporation of TIMECel from time to time
Special Projects	:	Such projects as may be agreed between MBSB and TTDC and undertaken by the joint venture company on a case by case basis in relation to fixed line services
Sub-Licence Agreement	:	The Sub-Licence Agreement dated 22 September 1999 between TIMECel and PLUS pursuant to which PLUS granted TIMECel the exclusive right and sub-licence to enter upon and occupy for the purpose of constructing structures, telecommunication towers and buildings and thereafter for the purpose of erecting, storing and maintaining telecommunications equipment on the areas along the Expressways for a period of 10 years commencing 1 January 1998
TdC	:	Time dotCom Berhad *(Company No. 413292-P)*
TdC Group	:	TdC and its subsidiary companies
TTDC	:	TT dotCom Sdn Bhd *(Company No. 52371-A)*, a wholly-owned subsidiary of TdC
TIMECel	:	TIMECel Sdn Bhd *(Company No. 73315-V)*, a wholly-owned subsidiary of TdC
TIMECel Shares	:	Ordinary shares of RM1.00 each in TIMECel
Trade Payables	:	All debts incurred in the ordinary course of business by TIMECel which are outstanding for a period of 60 or more days and are due and payable by TIMECel to the Related Corporations of TIMECel

Contents

Maxis Communications Berhad

(158400-V)
(Incorporated in Malaysia)

Registered Office:-
Level 18, Menara Maxis
Kuala Lumpur City Centre
off Jalan Ampang
50088 Kuala Lumpur
Malaysia

12 April 2003

The Board of Directors:-
Tun Haji Mohammed Hanif bin Omar *(Chairman)*
Dato' Seri Syed Anwar Jamalullail
The Lord Killearn
Timothy Hugh Ling
Tunku Dato' Seri Mahmud bin Tunku Besar Burhanuddin
Khoo Teng Bin
Augustus Ralph Marshall
Tan Poh Ching
Dato' Jamaludin bin Ibrahim *(Chief Executive Officer)*

To : **The Shareholders of Maxis**

Dear Sir/Madam,

Proposed acquisition by Maxis of the entire issued and paid-up share capital of TIMECel comprising 1,293,884,000 ordinary shares of RM1.00 each from TdC for a cash consideration of RM1.325 billion

1. INTRODUCTION

On 18 September 2002, your Board announced that the Company had entered into the Principal SPA with TdC to acquire from TdC its entire equity interest in TIMECel for a consideration to be satisfied wholly by cash. Subsequently on 12 December 2002, your Board announced that the Company had confirmed to TdC via the 12 December Letter its agreement to a total financial commitment of RM1.475 billion comprising the price payable of RM1.325 billion for the purchase of the total issued and paid-up share capital of TIMECel and the Company's undertaking to procure TIMECel to settle up to an amount of RM150 million in Shareholder's Advance(s).

Among the conditions precedent to the Proposed Acquisition as set out in the Principal SPA as modified and/or supplemented by the 12 December Letter is the JV CP that Maxis and TdC execute a joint venture agreement through their respective subsidiaries, namely, MBSB and TTDC, based upon the broad parameters set out in Schedule 6 to the Principal SPA and the key principles set out in Appendix 2 to the 12 December Letter.

On 20 March 2003, your Board announced that the Company had entered into the Supplemental Agreement with TdC to amend, modify and vary the Principal SPA as modified and/or supplemented by the 12 December Letter in accordance with the terms and conditions as provided in the Supplemental Agreement.

Your Board also announced on 20 March 2003 that MBSB had entered into the JV Agreement with TTDC and with the execution of the JV Agreement, the JV CP is deemed to have been fulfilled.

This Circular has been prepared to provide you with information on the Proposed Acquisition, to set out your Board's recommendation thereon and to seek your approval for the resolution to be tabled at the forthcoming EGM as set out in the Notice of EGM enclosed together with this Circular.

2. DETAILS OF THE PROPOSED ACQUISITION

2.1 Salient terms and conditions of the SPA

Pursuant to the terms of the SPA, Maxis agreed to acquire from TdC a total of 1,293,884,000 TIMECel Shares representing the entire equity interest in TIMECel for a total financial commitment of RM1.475 billion comprising the price payable of RM1.325 billion for the purchase of the total issued and paid-up share capital of TIMECel and the Company's undertaking to procure TIMECel to settle, subject to the provisions stated in item (vii) below, up to an amount of RM150 million in Shareholder's Advance(s).

The other salient terms of the SPA are as follows: -

(i) Maxis and TdC shall, as a condition precedent to Completion of the SPA, agree on a Migration Plan and Migration Agreements for the integration of the business, personnel, assets, network and systems of TIMECel and Maxis and the support to be provided by TdC or its Related Corporation to TIMECel for a period of six (6) months following Completion with an option to extend such Migration Agreements on the same terms and conditions for a further period of six (6) months.

Schedule 5 to the Principal SPA identified the following areas for which the Migration Agreements are envisaged:-

(1) intellectual property;

(2) distribution channels;

(3) customer care and billing systems;

(4) customer service support and use of call centre;

(5) network;

(6) employees;

(7) domestic roaming; and

(8) other services, rights, assets or materials used by TIMECel which is provided by TdC or its relevant Related Corporations.

(ii) On the date of the determination of price, the Company shall pay the sum of RM50 million by way of deposit ("Deposit"). In the event of default or if either Maxis or TdC decides not to proceed to Completion after all conditions precedent have been met and/or waived, the defaulting party will have to pay RM50 million in liquidated damages to the non-defaulting party;

(iii) On the date of the determination of price, the JSC shall be established. The JSC shall be effective from the date of determination of price, which is on 12 December 2002 until Completion. The function of the JSC is to review major policy decisions of TIMECel and to approve Shareholder's Advance(s) incurred after 12 December 2002 as stated below;

(iv) TdC is not liable in respect of any claims made under the SPA by Maxis involving or relating to a breach or an alleged breach of warranty unless and until the aggregate amount in respect of the claims exceeds RM10 million and in any case, such claims in aggregate are limited to a maximum of RM75 million provided that the aforesaid limitations are not applicable in

respect of breach of warranty or the delay in the discovery thereof arising out of any dishonest, deliberate or reckless misstatement or concealment by any officer or employee of TdC or TIMECel and are not applicable to claims for breach of warranties in relation to title or ownership of the shares in TIMECel;

(v) Maxis undertakes to procure TIMECel to settle in full the Shareholder's Advance(s) to TdC and the relevant Related Corporations of TIMECel the next business day after Completion. The amount of Shareholder's Advance(s) shall be capped at RM150 million[1], subject to item (vii) below;

(vi) Maxis undertakes to procure TIMECel to settle in full the Trade Payables to TdC and the relevant Related Corporations of TIMECel the next business day after Completion. The amount of Trade Payables to be paid by TIMECel shall not exceed RM72 million[2];

(vii) Notwithstanding items (v) and (vi) above, any amounts payable by TIMECel which are incurred or which are to be paid after 12 December 2002, being the date of determination of price, and the settlement of which is funded by TdC with the prior written approval of the JSC (established pursuant to the SPA) shall give rise to a Shareholder's Advance which shall be reimbursed by TIMECel to TdC and Maxis shall procure TIMECel to reimburse such Shareholder's Advance to TdC the next business day after Completion;

(viii) TIMECel is required to enter into fresh negotiations with PLUS for rental of BTS sites along the Expressways on terms acceptable to Maxis with a view to revising the rental to a fixed monthly sum per site basis consistent with current market benchmark and the Sub-Licence Agreement being amended accordingly;

(ix) TdC undertakes that it and its Related Corporations will:-

(a) maintain as confidential information concerning the business, accounts or finances of TIMECel, subject to customary exclusions as provided in the Principal SPA;

(b) for 3 years after Completion, not solicit, interfere with or endeavour to entice away any clients, customers or employees of TIMECel provided that solicitation of any customers for the purposes of any business not currently carried on by TIMECel is not prohibited by this restriction;

(c) for 3 years after Completion, not:-

(i) engage in or indirectly carry on the business of a mobile cellular network operator in Malaysia; or

(ii) acquire a direct interest exceeding 5% in a company in Malaysia which sole or principal business is that of a mobile cellular network operator of the kind currently carried on by TIMECel.

(x) The cut-off date for the fulfilment of conditions precedent is 5 p.m 30 April 2003 or such other date as Maxis and TdC may agree;

(xi) The completion of the SPA is also conditional upon, *inter-alia*, fulfilment of the JV CP and TdC undertaking certain actions to reflect the authorised and issued and paid-up share capital of TIMECel as RM1,293,884,000 divided into 1,293,884,000 TIMECel Shares, all of which have been issued and are fully paid-up (instead of the authorised share capital comprising 1,900,000,000 TIMECel Shares and the issued and paid-up share capital comprising 1,293,883,684 TIMECel Shares as reflected in the documents filed with the Registrar of Companies) and to otherwise correct discrepancies in the secretarial records including:-

[1] As at 31 December 2002, the amount of audited outstanding Shareholders' Advance(s) was RM151,549,487

[2] As at 31 December 2002, the amount of audited outstanding Trade Payables was RM69,308,741

(i) amendment of all relevant records and the re-submission of all relevant documents with the Registrar of Companies; and

(ii) obtaining of court orders including to, *inter alia*, validate the authorised and issued paid up share capital of TIMECel and certain shareholders and directors' resolutions of TIMECel;

(xii) TdC further agrees to indemnify Maxis and TIMECel against any penalties and default penalties for offences which may have been committed under the Companies Act, 1965 by TIMECel up to the date of Completion;

(xiii) The entry into the Supplemental Agreement by Maxis shall in no way be regarded as Maxis having waived any of its rights under the SPA and Maxis agrees not to claim for the additional cost incurred and the loss from the delay in completion of the SPA on the condition that TdC performs its obligations under the SPA as amended, modified and varied by the Supplemental Agreement;

(xiv) The execution of the JV Agreement by MBSB and TTDC shall irrevocably and unconditionally be deemed to be fulfilment of the JV CP; and

(xv) The circumstances under which the SPA may be terminated include, *inter-alia*, material breaches of warranties which are not remedied within the period provided in the Principal SPA and non-fulfilment of any conditions precedent by the Cut-Off Date.

2.2 Details of the securities to be acquired by Maxis

Maxis shall acquire the entire issued and paid-up share capital of TIMECel comprising 1,293,884,000 ordinary shares of RM1.00 each for approximately RM1.024 per TIMECel Share from TdC free from any and all encumbrances together with all rights attaching thereto as at the date of Completion.

2.3 Basis of Purchase Consideration

The purchase consideration for the 1,293,884,000 TIMECel Shares of RM1.325 billion was derived based on negotiations in good faith on a willing buyer willing seller basis. In arriving at the purchase consideration, your Board took into account the potential cashflow, earnings and strategic benefits and risks arising from the Proposed Acquisition based on the network, subscriber base and spectrum of TIMECel, and the resulting market structure.

Under the terms and conditions of the SPA, there are no liabilities and/or indebtedness of TIMECel to be assumed by Maxis pursuant to the Proposed Acquisition. These liabilities and/or indebtedness shall remain with TIMECel. Neither the shares of TIMECel nor its assets are encumbered or charged to any financial institution.

It is the intention of Maxis to integrate the business of TIMECel with its existing cellular business. The integration exercise is viewed as an investment by the Company to realise future benefits as the process of integration is only expected to be completed within 12 months from Completion. The investment has been factored into the cashflow arising from the Proposed Acquisition. The Company's initial estimation of the cost of the integration exercise is in the region of RM200 million to RM250 million.

2.4 Settlement

The Deposit was paid on 12 December 2002 to AM Trustee Berhad as escrow account holder, and shall be released to TdC on Completion. The balance of the purchase consideration of RM1.275 billion, being the purchase consideration less the Deposit, shall be payable on Completion.

2.5 Source of Financing

The purchase consideration for the Proposed Acquisition shall be satisfied in cash. The Company intends to finance the Proposed Acquisition using its internally generated funds and, where necessary, drawing upon its existing credit facilities.

In respect of the procurement by Maxis of TIMECel to settle in full the Shareholder's Advance(s) and Trade Payables as set out in Section 2.1 (v) and (vi), the funding may be in the form of a shareholder's advance from Maxis to TIMECel and/or an external borrowing to be obtained by TIMECel. The shareholder's advance from Maxis to TIMECel will be funded from internally generated funds.

3. RATIONALE FOR THE PROPOSED ACQUISITION

At the time of Maxis' initial public offering in 2002 ("IPO"), Maxis indicated that its intention was to pursue a strategy of consolidating further its market-leading position in the Malaysian mobile sector and to continue to grow its business profitably. Maxis also indicated that to achieve this it has developed a three-pronged strategy:-

- Continue to pursue profitable market share growth while defending its existing customer base;
- Increase average revenue per user through developing new services and product offerings, and expanding mobile data services; and
- Further improve Maxis' operational capabilities and efficiencies.

Among the initiatives to achieve this goal were those of:-

- Maintaining high standards of network quality and service to preserve and improve customer satisfaction levels and to reduce churn; and
- Continuing to explore domestic expansion opportunities as they arise.

Among the risks identified at that time were the exposure to increasing competition, potential constraints on growth and costs of delivering services to customers arising from spectrum constraints and the inability to obtain additional spectrum.

The Proposed Acquisition is in line with Maxis' business strategy and also addresses the said risks. The resultant benefits are as follows:-

- Spectrum

  The rapid growth of Maxis' mobile subscriber base has led to high traffic usage in dense urban areas. At the time of the IPO, Maxis intended to employ improved radio frequency engineering techniques, which were already employed in dense urban environments such as Hong Kong, when its present mobile network has reached its full capacity. The Company further intended to pursue new technical innovations and improvements in its network in an attempt to optimise its existing frequency spectrum.

  A key feature of the Proposed Acquisition is the increase in the spectrum available to Maxis as a result of TIMECel's GSM 1800 2x25 MHz spectrum. This is expected to allow Maxis to increase its network capacity, data throughput and further enhance the service quality to existing and new customers. In particular, Maxis will be in a stronger position to capture a significant portion of the high value customers and business customers in Malaysia. The additional spectrum is expected to enable Maxis to further optimise its network design, enabling it to deploy network capital and operating expenditure more efficiently. The improved efficiency of network expenditure is expected to lower Maxis' costs of delivering services to customers and to profitably expand its addressable market.

- Network equipment and sites

  The integration of TIMECel's network is expected to enhance further Maxis' extensive network coverage, resulting in improved customer satisfaction and savings in network capital expenditure. A further potential benefit from the redeployment of existing TIMECel's base station sites and infrastructure is a reduction of the lead-time to acquire and install network facilities.

- Consolidation

  The Proposed Acquisition is consistent with the Government's objective of consolidating the telecommunications industry and it is expected that, post-consolidation, the market dynamics will be more conducive to products and service innovation, launch of new generations of mobile data services and ongoing investments in network quality, operational excellence and workforce development. These objectives are consistent with Maxis' stated business strategy and future plans.

  (Source : Ministry of Energy, Communications and Multimedia Malaysia's website - www.ktkm.gov.my)

- Subscriber base

  The addition of prepaid and postpaid subscribers from TIMECel's customer base will provide a one-time boost to Maxis' market share and consolidate Maxis' position as a leading mobile communications provider in Malaysia. During the integration planning, Maxis will be aligning TIMECel's subscriber base to Maxis' internal policies.

- Fixed-line joint venture

  Maxis and TdC are also expected to benefit from the establishment of the joint venture company to undertake Special Projects pursuant to the JV Agreement. This would enable leveraging on the respective fixed networks through joint marketing and is expected to improve the service offering of Maxis and TdC and at the same time, provide opportunities to achieve higher utilisation and more efficient deployment of network assets. This joint venture will complement Maxis' strategy and focus on high value-added services.

In addition, the deployment of the funds for the Proposed Acquisition is expected to allow Maxis to achieve returns in excess of current yields on such funds.

Consolidation trends in the Malaysian telecommunications industry

The Malaysian telecommunications industry is characterised by competition to grow subscriber base as there are currently five major mobile telecommunications operators competing in a population base of under 25 million. To achieve this objective, mobile telecommunications operators have been engaging in aggressive network build out to increase network coverage and provide high quality of service leading to duplication of resources with some operators facing under utilisation of infrastructure due to low subscriber numbers. Operators have also engaged in intense marketing and promotion programmes to acquire and grow their subscriber base. Continuation of these trends could adversely impact the ongoing attractiveness of the industry and the ability of industry players to invest in delivering and enhancing the range and quality of services to customers.

Consequently, your Board believes that consolidation in the telecommunications industry will result in a healthy degree of competition, attract appropriate level of investments and ensure the international competitiveness of Malaysian mobile operators. Maxis should stand to benefit from this consolidation trend and the resulting market rationalisation.

4. INFORMATION ON TIMECel AND TdC

4.1 TIMECel

TIMECel was incorporated in Malaysia under the Companies Act, 1965 as a private limited company on 20 July 1981 under the name of Electronics and Telematique (Malaysia) Sdn Bhd. It subsequently changed its name to Sapura Digital Sdn Bhd on 23 March 1995. On 4 July 1997, it changed its name to TIME PCN Sdn Bhd. It changed its name again to TIME Wireless Sdn Bhd on 28 August 1997. It assumed its present name on 26 June 2001.

Following the obtaining of the Capital Reduction Court Order dated 5 December 2001 and subject to the obtaining of the relevant court orders to validate the issuance and allotment of its shares (please refer to Section 2 of Appendix I – Information on TIMECel), the present authorised share capital of TIMECel is RM1,293,884,000 comprising 1,293,884,000 TIMECel Shares and the present issued and paid-up capital of TIMECel is RM1,293,884,000 comprising 1,293,884,000 TIMECel Shares.

TIMECel is principally involved in the provision of voice and data services through a mobile cellular system.

Based on the audited accounts of TIMECel for the financial year ended 31 December 2002, TIMECel registered a loss after taxation of RM106.129 million. As at 31 December 2002, TIMECel's audited NTA is RM955.209 million.

Further information on TIMECel is set out in Appendix I of this Circular.

4.2 **TdC**

TdC was incorporated in Malaysia under the Companies Act, 1965 as a public company on 11 December 1996 under the name of TIME Telecommunications Holdings Berhad. It adopted its present name on 17 January 2000.

The authorised share capital of TdC is RM5,000,000,000 comprising 5,000,000,000 ordinary shares of RM1.00 each, of which 2,530,775,000 ordinary shares of RM1.00 each have been issued and fully paid-up.

TdC is principally involved in investment holding, provision of management and marketing / promotional services and retailing of telecommunications products. The TdC Group is principally an integrated telecommunications provider and through its subsidiaries, provides voice, data, video and image communication services, cellular transmission of voice and data, payphone services, data communications facilities and services using wireline and wireless mediums. Its subsidiaries also provide and market internet services.

As provided by TdC, TdC's cost of investment in the TIMECel Shares is RM1.85 billion which was incurred on 26 December 2000.

Details of the directors of TdC and their respective shareholdings in TdC as at 1 April 2003 are as follows:

	Direct Interest		**Indirect Interest**		
Name of Director	**No. of Shares**	**%**	**No. of Shares**	**%**	**Nationality**
YBhg Dato' Ir. Wan Muhamad bin Wan Ibrahim	-	-	-	-	Malaysian
Tan See Yin	-	-	-	-	Malaysian
Dato' Abdul Rahim bin Abu Bakar	-	-	-	-	Malaysian
Ahmad Pardas bin Senin	10,000	-	-	-	Malaysian
Elakumari a/p Kantilal	-	-	-	-	Malaysian
Salmah binti Sharif	-	-	-	-	Malaysian
Abdul Kadir bin Md Kassim	-	-	-	-	Malaysian
Gee Siew Yoong	-	-	-	-	Malaysian
Kamaludin bin Abdul Kadir	-	-	-	-	Malaysian

Details of the major shareholders of TdC (holding 5% or more equity interest) as at 31 March 2003 are as follows:

Name of Major Shareholder	Nationality/Place of Incorporation	Direct Interest		Indirect Interest	
		No. of shares	%	No. of shares	%
TIME Engineering Berhad	Malaysia	1,138,815,574[(a)]	45.00	-	-
Khazanah Nasional Berhad	Malaysia	759,240,000[(b)]	30.00	1,138,815,574[(d)]	10.00
Syarikat Danasaham Sdn Bhd	Malaysia	-	-	1,138,815,574[(e)]	45.00
United Engineers (Malaysia) Berhad	Malaysia	-	-	1,138,815,574[(f)]	45.00
Renong Berhad	Malaysia	-	-	1,138,815,574[(g)]	45.00
Kumpulan Wang Amanah Pencen	Malaysia	274,327,540[(c)]	10.84	-	-

Notes:-

(a) *522,000,000, 389,081,361 and 9,925,323 shares held by Maju Nominee (Tempatan) Sdn Bhd, Bumiputra-Commerce Nominees (Tempatan) Sdn Bhd and Universal Trustee (Malaysia) Berhad*
(b) *253,080,000 shares held by Universal Trustee (Malaysia) Berhad*
(c) *464,000 shares held by AMMB Nominees (Tempatan) Sdn Bhd*
(d) *Deemed interest through Syarikat Danasaham Sdn Bhd*
(e) *Deemed interest through United Engineers (Malaysia) Berhad*
(f) *Deemed interest through Renong Berhad*
(g) *Deemed interest through TIME Engineering Berhad*

5. EFFECTS OF THE PROPOSED ACQUISITION

The effects of the Proposed Acquisition are as follows:-

5.1 Share Capital and Major Shareholders

The Proposed Acquisition would not have any effect on the share capital and shareholding structure of Maxis as there will be no new issue of Maxis shares pursuant to the Proposed Acquisition.

5.2 Earnings

Barring any unforeseen circumstances, the Proposed Acquisition is expected to be completed by the first half of 2003.

Your Board is of the view that the Proposed Acquisition is not expected to have a material adverse effect on the earnings of the Maxis Group for the financial year ending 31 December 2003 but is expected to contribute positively to the medium term earnings of the Maxis Group, as the Proposed Acquisition would offer Maxis unique opportunities to substantially expand its telecommunications operations in Malaysia and create a much wider network coverage, launch a broader range of products and services, exploit capital and operating synergies, implement internal restructuring and improve group tax efficiency thus sustaining earnings growth.

5.3 NTA

For illustrative purposes only, the proforma effect of the Proposed Acquisition on the consolidated NTA of Maxis based on its audited consolidated balance sheet as at 31 December 2002 assuming the Proposed Acquisition had been completed on that date, is as follows:-

	Audited as at 31.12.2002 RM'million	After Proposed Acquisition* RM'million
Share capital	245.1	245.1
Non-distributable reserves	3,265.9	3,265.9
Accumulated losses	(463.4)	(463.4)
Shareholders' funds	3,047.6	3,047.6
Less: Goodwill on consolidation [1]	-	(1,162.8)
NTA	3,047.6	1,884.8
Number of ordinary share ('000)		
- RM0.10 nominal value	2,450,875	2,450,875
NTA per share (RM)	1.24	0.77

Notes:-

* **THIS PROFORMA CONSOLIDATED NTA AND NTA PER SHARE OF RM0.77 AFTER THE PROPOSED ACQUISITION IS SUBJECT TO FURTHER ADJUSTMENTS DETAILED IN NOTE 3 BELOW.**

1. The calculation of the goodwill at Completion based on the latest audited financial statements of TIMECel for the financial year ended 31 December 2002 is as follows:-

	RM million
Purchase consideration	1,325.0
Net assets per audited financial statements of TIMECel as at 31 December 2002	955.2
Goodwill based on the latest audited financial statements of TIMECel as at 31 December 2002	369.8
Adjustments arising from the due diligence exercise carried out on the management accounts of TIMECel for the 7 months ended 31 July 2002:	
(a) Adjustments which, in Maxis' opinion, are required in order to fully comply with TIMECel's accounting bases and policies primarily in relation to accruals, recognition of liabilities and recoverability of assets (see note 3 (iii))	96.3
(b) Potential adjustments where satisfactory explanations and/or adequate supporting documentation have not been received from TIMECel primarily in relation to accruals, recognition of liabilities, recoverability of assets and capitalisation of cost (see note 3 (iii))	151.2
(c) Adjustments to realign TIMECel's accounting bases and policies to Maxis' accounting bases and policies (see note 2)	545.5
Goodwill after adjustments resulting from due diligence exercise	1,162.8

2. Maxis' accounting bases and policies differs from TIMECel's, particularly in relation to the capitalisation of costs and depreciation of assets. Upon Completion, TIMECel would adopt Maxis' accounting bases and policies.

3. On completion of the Proposed Acquisition, further adjustments detailed below will and/or may need to be made to the goodwill calculation to reflect the final net assets acquired:

   (i) Computation of the impact of the realignment of TIMECel's accounting policies and bases to Maxis' accounting bases and policies on the financial results for the period from 1 August 2002 to 31 December 2002;

   (ii) Losses for the period between 1 January 2003 and the date of Completion, as adjusted to Maxis' accounting bases and policies;

   (iii) To the extent, if any, that the adjustments under notes 1(a) and (b) above have been reflected by TIMECel in their financial statements for the financial year ended 31 December 2002; and

   (iv) The determination of the fair value of TIMECel's assets in accordance with the requirements of Malaysian Accounting Standards Board No. 21 "Business Combinations".

   The aforesaid adjustments can only be quantified subsequent to the completion of the Proposed Acquisition when Maxis gains full access to TIMECel's accounting records.

6. INDUSTRY REVIEW AND FUTURE PROSPECTS

6.1 Overview of the Malaysian Economy

The Malaysian economy entered 2002 on a stronger footing, after recovering from a downturn experienced in the last two quarters of 2001. The Malaysian economy grew at 4.2% in 2002 after registering 5.6% growth during the final quarter of the year, meeting official expectations that full-year 2002 gross domestic product ("GDP") growth would come in at between 4% and 5%. The accommodative monetary policy and the Malaysian government's intensified efforts to speed up the implementation of public sector projects as well as the increased activity in the construction sector resulted in a stronger domestic demand in 2002.

According to the Bank Negara Malaysia's Annual Report 2002, the world economy is projected to register output growth of 3.1% with world trade expanding at between 3.5% and 4.5% in 2003. Based on the assumption of a modest world economic growth, some pick-up in the global electronics industry, firm commodity prices and further expansion in intra-regional trade, Bank Negara Malaysia is of the view vide its Annual Report 2002 that the real GDP growth in Malaysia has the potential to be sustained in the region of 4.5% in 2003.

(Source: Economic Report 2002/2003, Bank Negara Annual Report 2002 and Bank Negara Malaysia's Press Statement dated 26 February 2003 entitled "Economic & Financial Developments in the Malaysian Economy in the Fourth Quarter of 2002")

6.2 Overview of the Malaysian Telecommunications Industry

The mobile telecommunications sector is one of the fastest growing sectors within the telecommunications industry in Malaysia. The mobile penetration rate in Malaysia remains relatively low compared to the mobile penetration rates in some of the more developed markets in Asia.

The growth in demand for mobile telecommunications services has exceeded the growth for fixed line services, with mobile penetration overtaking the fixed line penetration in 2000. Mobile services in Malaysia grew at a compound annual rate of approximately 50% for the 3 years ended 31 December 2002, based on the total number of subscribers.

The following table sets out certain information relating to the telecommunications industry in Malaysia as at 31 December 1999, 2000, 2001, and 2002.

	As at 31 December				Compound Annual Growth Rate
	1999	**2000**	**2001**	**2002**	**1999-2002**
Malaysian population (million)	22.7	23.5	24.0	24.8	3%
Mobile subscribers (million)	2.7	5.1	7.5	9.2	50%
Mobile penetration (%)	12.0	21.8	31.1	37.3	N/A
Fixed-line subscribers (million)	4.4	4.6	4.7	4.7	2%
Fixed-line penetration (%)	19.5	19.7	19.6	18.8	N/A

(Source: Commission's statistics as at 27 February 2003)

Based on the trend reflected in the above table, your Board believes that Malaysia will continue to experience growth in mobile telecommunications services.

7. RISK FACTORS

It is Maxis' intention to utilise key assets and absorb employees of TIMECel into the Maxis Group and the Company's operations and strategy will remain consistent with those pre acquisition. Therefore, your Board believes that there should be no material risk to Maxis' business arising from the Proposed Acquisition. Consequently, the risks relating to the Proposed Acquisition are limited primarily to development of the Malaysian mobile market, migration and integration:-

(i) **Malaysian mobile market risk**

As described in Section 6.2 - Overview of the Malaysian Telecommunications Industry, your Board believes that Malaysia will continue to experience growth in mobile telecommunications services. The Proposed Acquisition will provide Maxis with additional market flexibility and assets to enable it to realise its strategy and to participate in this growth. A slower than expected growth in the market could therefore impact the potential benefits from the Proposed Acquisition.

(ii) **Migration risks**

TIMECel utilises a range of shared services provided by the TdC Group including, *inter-alia,* information systems, finance and accounting and network facilities. After Completion, these services will be migrated to the Maxis Group over a period of up to 12 months. The Company's ability to execute this migration successfully, the time required to transition the shared services from the TdC Group to the Maxis Group, the potential degradation of services to customers and the consequent potential loss of TIMECel's subscribers during migration, are the major migration risks.

To ensure a high quality of service to customers for the period after Completion until such time migration is finalised, under the terms of the SPA, Maxis and TdC have agreed to jointly develop the Migration Plan and in this connection Maxis and TdC have agreed to the Principal Terms of the Migration Plan and Migration Agreements on 27 November 2002. A Joint Migration Working Group consisting of representatives from Maxis and TIMECel has been set up to facilitate migration planning and the orderly and timely implementation of the Migration Plan and the Migration Agreements and to address the potential migration issues.

(iii) **Integration risks**

The realisation of synergies and benefits from the Proposed Acquisition is dependent upon, *inter-alia,* the proper integration of the management team, infrastructure and technology of TIMECel's business. Whilst there can be no assurance that such integration will be implemented successfully following the Proposed Acquisition, Maxis intends to employ the necessary programmes and procedures to ensure the successful utilisation of the key assets and absorption of the employees of TIMECel into the Maxis Group. It is expected that this approach will minimise the potential integration risks.

8. APPROVALS REQUIRED

The Proposed Acquisition is subject to the receipt of the following approvals:-

(i) Maxis obtaining approvals from:-

(a) the FIC, which was obtained on 24 December 2002 without any conditions being imposed; and

(b) shareholders of Maxis at the forthcoming EGM.

(ii) TdC obtaining approval from its shareholders.

The Proposed Acquisition is also subject to all other conditions precedent in the SPA being fulfilled or waived, as the case may be.

9. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

None of the Directors or major shareholders of Maxis or persons connected to them have any interest, whether direct or indirect, in the Proposed Acquisition.

10. DIRECTORS' RECOMMENDATION

Your Board, having considered all aspects of the Proposed Acquisition, is of the opinion that the Proposed Acquisition is in the best and long term interests of Maxis and its shareholders. Accordingly, your Board recommends that you vote in favour of the resolution pertaining to the Proposed Acquisition contained herein to be tabled at the forthcoming EGM.

11. EXTRAORDINARY GENERAL MEETING

An EGM, the notice which is enclosed together with this Circular, will be held at Ballroom 1, Level 2, Hotel Nikko, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia on Monday, 28 April 2003 at 12.00 p.m. for the purpose of considering and, if thought fit, passing the resolution to give effect to the Proposed Acquisition.

If you are unable to attend and vote in person at the EGM, you may complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event so as to arrive at the registered office of Maxis at Level 18, Menara Maxis, Kuala Lumpur City Centre, off Jalan Ampang, 50088 Kuala Lumpur, Malaysia not less than 48 hours before the time fixed for the EGM. The lodging of the form of proxy does not preclude you from attending and voting in person should you subsequently decide to do so.

12. FURTHER INFORMATION

Shareholders are requested to refer to the attached appendices for further information.

Yours faithfully
for and on behalf of the Board of Directors
MAXIS COMMUNICATIONS BERHAD

Tun Haji Mohamed Hanif bin Omar
Chairman

1. HISTORY AND BUSINESS

TIMECel was incorporated in Malaysia under the Companies Act, 1965 as a private limited company on 20 July 1981 under the name of Electronics and Telematique (Malaysia) Sdn Bhd. It subsequently changed its name to Sapura Digital Sdn Bhd on 23 March 1995. On 4 July 1997, it changed its name to TIME PCN Sdn Bhd[#]. It changed its name again to TIME Wireless Sdn Bhd on 28 August 1997*. It assumed its present name on 26 June 2001. TIMECel commenced operations on 20 July 1981.

TIMECel is principally involved in the provision of voice and data services through a mobile cellular system. TIMECel offers postpaid and prepaid mobile services to customers in Malaysia. TIMECel's services include interconnection with both local and international fixed line and mobile operators, value added services such as text messaging, voice-mail services, international roaming services, wireless application protocol, general packet radio services and short messaging services.

TIMECel was awarded a 20-year PCN licence by the then Minister of Energy, Telecommunications and Posts (presently known as the Minister of Energy, Communications and Multimedia) pursuant to his powers under Section 3 of the Telecommunications Act, 1950 on 24 December 1993 to provide voice telephony services and such other services as authorised by the Director General of Telecommunications through the establishment of a PCN telecommunication system based on the GSM 1800 technology. The Telecommunications Act 1950 under which TIMECel's PCN licence was granted has since been repealed and TIMECel has migrated to the licensing regime under the successor statute, the Communications and Multimedia Act 1998 ("CMA"). TIMECel's said PCN licence was substituted by the following licences, all of which are valid from 25 July 2001 until 23 December 2013:-

i) Network Facilities (Individual) Licence to provide radio communications transmitters and links, and towers, poles, ducts and pits used in conjunction with other network facilities;

ii) Network Services (Individual) Licence to provide any network services; and

iii) Applications Services (Individual) Licence to provide any applications services.

TIMECel may apply for renewal of the abovementioned licences in accordance with the CMA.

TIMECel trades under the brand name 'TIMECel'. As at 31 December 2002, according to the management of TIMECel, TIMECel has a subscriber base of 629,000.

TIMECel operates on the 1800 MHz frequency band. TIMECel's transmission network primarily consists of the following transmission media :-

- MSC to MSC : Predominantly fibre optic leased lines from TTDC
- MSC to BSC : Predominantly fibre optic leased lines from TTDC
- BSC to BTS : Predominantly TIMECel's own microwave and a few leased lines (fibre optics and / or microwave) from TTDC, Telekom Malaysia Berhad and Celcom (Malaysia) Bhd
- MSC to POI : a mixture of leased lines and microwave

Presently, more than 80% of TIMECel's leased lines are leased from TTDC and it also uses TTDC's international gateway for international calls. Some of the abovementioned arrangements in respect of TIMECel's transmission network are expected to remain after the Proposed Acquisition while others will be reviewed by Maxis subject to their operational and business requirements.

TIMECel's network coverage extends to all state capitals, major towns, commercial and industrial areas, resorts, golf courses, airports and seaports in West Malaysia and key population centres in East Malaysia. In addition, TIMECel provides the most comprehensive coverage on the North-South Expressway.

#/* *Pursuant to the Supplemental Agreement, TdC has agreed at its cost and as a condition precedent to Completion, to the obtaining of a court order to validate and rectify the relevant shareholders' resolutions approving the changes in TIMECel's name which had not been passed in accordance with the Memorandum and Articles of TIMECel and the Companies Act, 1965. Please see explanatory note † below.*

2. SHARE CAPITAL AND MOVEMENTS IN SHARE CAPITAL

The authorised and issued and paid-up share capital of TIMECel as at 31 March 2003 are as follows:-

	No. of shares	Par Value *(RM)*	Total *(RM)*
Authorised			
Ordinary shares	1,293,884,000#	1.00	1,293,884,000#
Issued and fully paid-up			
Ordinary shares	1,293,884,000#	1.00	1,293,884,000#

Details of the changes in the issued and paid-up share capital of TIMECel since the date of incorporation are as follows:-

Date of allotment	Total no. of Ordinary shares allotted	Nominal value *(RM)*	Consideration	Total *(RM)*
20.07.1981	2	1.00	Cash, Subscribers' Shares	2
28.11.1994	49,999,998	1.00	Cash	50,000,000
18.01.1996	50,000,000	1.00	Cash	100,000,000
09.04.1997	139,000,000#	1.00	Conversion of RM139,000,000 nominal value of 2% irredeemable convertible unsecured loan stocks 1995/2000 ("ICULS") at a conversion price of RM1.00 per ICUL	239,000,000
26.12.2000	1,609,405,263#	1.00	Issued pursuant to a debt restructuring exercise at an issue price of RM1.00 per TIMECel Share	1,848,405,263^
5.12.2001	(554,521, 263)*	1.00	Capital reduction	1,293,884,000#

^ *As extracted from Form 24 dated 26 December 2000. See note # below.*

* *As stated in the audited accounts of TIMECel for the financial year ended 31 December 2001, TIMECel undertook a capital reduction exercise involving the cancellation of 30 sen of the par value of the existing Share and thereafter, the consolidation of approximately 1.43 ordinary shares of 70 sen each into one TIMECel Share. As stated in the audited accounts of TIMECel for the financial year ended 31 December 2001, the resultant credit of RM554,521,579 was utilised to reduce TIMECel's accumulated loss as at 31 December 2000 of RM549,305,764 whilst the remaining credit of RM5,215,815 was capitalised as non-distributable reserve. As the number of issued and paid up ordinary shares of RM1.00 each in TIMECel pursuant to the Capital Reduction Court Order should be 1,293,884,000 and not 1,293,883,684 (as stated in the audited accounts of TIMECel for the financial year ended 31 December 2001 and the Annual Return of TIMECel made up to 28 June 2002), the resultant credit should be RM554,521,263 and the capitalised non distributable reserve should be RM5,215,499. Pursuant to the Supplemental Agreement, the relevant accounts, records and documents of TIMECel will be amended and re-submitted to the Registrar of Companies. Please see explanatory note † below.*

\# *Pursuant to the Capital Reduction Court Order dated 5 December 2001, the authorised and the issued and paid-up share capital of TIMECel was reduced from 1,848.405 million ordinary shares of RM1.00 each to 1,293.884 million ordinary shares of RM1.00 each. Pursuant to the Supplemental Agreement, applications will be made to amend the Capital Reduction Court Order to clarify and state that the aggregate number of all the issued and paid up ordinary shares of RM1.00 each in TIMECel immediately prior to the making of the Capital Reduction Court Order is 1,848,405,263 instead of 1,848.405 million shares (as stated in the Capital Reduction Court Order) and to validate the issuance and allotment of the 139,000,000 and 1,609,405,263 TIMECel Shares made on 9 April 1997 and 26 December 2000 respectively. The records of TIMECel filed with the Registrar of Companies would have to be amended to reflect that the authorised and issued and paid-up share capital of TIMECel is RM1,293,884,000 instead of RM1,900,000,000 and RM1,293,883,684 respectively. Please see explanatory note † below.*

† *According to the management of TIMECel the discrepancies in the secretarial records of TIMECel are purely administrative in nature and due to inadvertent error in recording the relevant information in the records and documents of TIMECel.*

3. MAJOR SHAREHOLDERS

TIMECel is a wholly-owned subsidiary of TdC.

4. BOARD OF DIRECTORS

The particulars of the Directors of TIMECel and their respective shareholdings as at 31 March 2003 are as follows:-

Name of Director	Direct Interest		Indirect Interest		Nationality
	No. of Shares	%	No. of Shares	%	
YBhg Dato' Ir. Wan Muhamad bin Wan Ibrahim	-		-		Malaysian
Ahmad Pardas Senin*	-		-		Malaysian

* *Resigned effective 1 April 2003 and has since been replaced by Tan See Yin*

5. LIST OF SUBSIDIARIES AND ASSOCIATED COMPANIES

TIMECel does not have any subsidiary or associated companies.

The rest of this page is intentionally left blank

6. PROFIT AND DIVIDEND RECORD

The profit and dividend record of TIMECel based on the audited accounts for the past 5 financial years ended 31 December 2002 are as follows:-

	<------Audited------>				
	<----Financial year ended 31 December---->				
	1998	1999	2000	2001	2002
	(RM'000)	(RM'000)	(RM'000)	(RM'000)	(RM'000)
Turnover	140,099	136,328	253,502	377,992	341,998
Loss before exceptional items	(172,145)	(110,296)	(66,114)	(29,999)	(105,931)
Exceptional items	-	-	52,919	-	
Loss before taxation	(172,145)	(110,296)	(13,195)	(29,999)	(105,931)
Taxation	(34)	-	-	(207)	(198)
Loss after taxation before extraordinary items	(172,179)	(110,296)	(13,195)	(30,206)	(106,129)
Extraordinary Items	-	-	-	-	
Loss after taxation and after extraordinary items	(172,179)	(110,296)	(13,195)	(30,206)	(106,129)
Weighted no. of TIMECel Shares in issue	239,000	239,000	265,456	1,807,386	1,293,884
Net loss per TIMECel Share (RM)	(0.72)	(0.46)	(0.05)	(0.02)	(0.08)
Gross dividend (sen)	-	-	-	-	-

Notes :-

(i) *The higher loss before taxation recorded in 1998 compared to 1997 was mainly due to significant provision for doubtful debts and the write-off of handset as subsidy due to defaulting and inactive subscribers. The increase in amortisation and depreciation charges also contributed to the higher loss.*

(ii) *The lower loss before taxation recorded in 1999 as compared to 1998 was mainly due to savings in operation costs and the reduction in provision made for doubtful debts.*

(iii) *The exceptional items for the financial year ended 31 December 2000 comprise the following :-*

(a) *the credit arising from the reduction in the cumulative amortisation of commissioned network and cumulative amortisation of post commissioning interest capitalised as at 31 December 1999 as a result of a review of accounting estimates undertaken by the Directors of TIMECel of RM15,429,247;*

(b) *net interest over accrued on scheme amounts following the completion of debt restructuring scheme amounting to RM46,629,503; and*

(c) *costs incurred for debt restructuring scheme amounting to RM7,960,211*

(Iv) *The significant increase in turnover in 2000 and 2001 was due to strong growth in both postpaid and prepaid subscriber base of TIMECel and also strong growth in the overall mobile services market in these respective years.*

(v) *The increase in loss in 2002 was attributed mainly to lower turnover, higher leased line charges, higher network maintenance costs and higher interconnection charges which were borne by TIMECel.*

(vi) *There were no extraordinary items for the period under review.*

7. LATEST AUDITED ACCOUNTS

The audited accounts and the Auditors' Report thereon of TIMECel for the financial year ended 31 December 2002 are set out in Appendix II.

Company No. 73315 - V

Deloitte KassimChan (AF 0080)
Chartered Accountants
Level 19, Uptown 1
1 Jalan SS 21/58, Damansara Uptown
47400 Petaling Jaya, Malaysia

P.O.Box 10093, 50704 Kuala Lumpur
Malaysia

Tel : +60(3) 77236500, 77261833
Fax : +60(3) 77263986, 77268986
aaa@deloitte.com.my

Deloitte KassimChan

REPORT OF THE AUDITORS TO THE MEMBER OF

TIMECEL SDN. BHD.
(Incorporated in Malaysia)

We have audited the accompanying balance sheet as of 31st December, 2002 and the related statement of income, changes in equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved standards on auditing in Malaysia. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the financial statements are properly drawn up in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards in Malaysia so as to give a true and fair view of:

    (i) the state of affairs of the Company as of 31st December, 2002 and of the results and the cash flows of the Company for the year ended on that date; and

    (ii) the matters required by Section 169 of the Act to be dealt with in the financial statements; and

(Forward)

Company No. 73315 - V

(b) the accounting and other records and the registers required by the Act to be kept by the Company have been properly kept in accordance with the provisions of the Act.

DELOITTE KASSIMCHAN
AF 0080
Chartered Accountants

ROSITA TAN
1874/9/04 (J)
Partner

28th February, 2003

Company No. 73315 - V

TIMECEL SDN. BHD.
(Incorporated in Malaysia)

INCOME STATEMENT
FOR THE YEAR ENDED 31ST DECEMBER, 2002

	Note	2002 RM	2001 RM
Revenue		341,998,316	377,992,367
Cost of sales		(270,330,180)	(279,503,358)
Gross profit		71,668,136	98,489,009
Distribution costs		(58,232,906)	(24,586,996)
Administrative expenses		(28,289,691)	(24,215,586)
Information technology expenses		(15,421,419)	(9,104,845)
Other operating expenses		(77,465,871)	(70,795,967)
Other operating income		27,551	87,924
		(179,382,336)	(128,615,470)
Loss from operations	4	(107,714,200)	(30,126,461)
Finance costs	5	(2,647)	(587,635)
Income from other investments	6	1,786,385	715,202
Loss before tax		(105,930,462)	(29,998,894)
Income tax expense	7	(198,425)	(206,834)
Net loss for the year		(106,128,887)	(30,205,728)

The accompanying Notes form an integral part of the Financial Statements.

Company No. 73315 - V

TIMECEL SDN. BHD.
(Incorporated in Malaysia)

BALANCE SHEET
AS OF 31ST DECEMBER, 2002

	Note	2002 RM	2001 RM
ASSETS			
Property, plant and equipment	8	49,695,633	40,381,678
Telecommunications network	9	1,243,906,426	1,134,168,698
		1,293,602,059	1,174,550,376
Current Assets			
Inventories		1,428,778	1,798,056
Trade receivables	10	56,182,853	85,099,162
Other receivables and prepaid expenses		23,710,682	22,041,236
Amount owing by related party	12	4,139	1,857,002
Short term deposits with licensed banks	13	7,050,000	29,321,440
Cash on hand and at banks		837,656	3,179,890
		89,214,108	143,296,786
Current Liabilities			
Trade payables	14	112,535,057	4,125,954
Other payables and accrued expenses		94,213,523	71,267,708
Amount owing to holding company	11	151,549,487	95,837,895
Amount owing to related companies	11	69,308,741	82,082,127
Amount owing to related parties	12	-	2,912,886
Tax liabilities		-	282,346
		427,606,808	256,508,916
Net Current Liabilities		(338,392,700)	(113,212,130)
		955,209,359	1,061,338,246

(Forward)

Company No. 73315 - V

	Note	2002 RM	2001 RM
Represented by:			
Issued capital	15	1,293,884,000	1,293,884,000
Share premium - non-distributable	16	61,000,000	61,000,000
Capital reserve - non-distributable	17	5,215,499	5,215,499
Accumulated loss		(404,890,140)	(298,761,253)
Shareholders' Equity		955,209,359	1,061,338,246

The accompanying Notes form an integral part of the Financial Statements.

Company No. 73315 - V

TIMECEL SDN. BHD.
(Incorporated in Malaysia)

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31ST DECEMBER, 2002

	Note	Issued capital RM	Non-distributable reserves Share premium RM	Non-distributable reserves Capital reserve RM	Accumulated loss RM	Total/Net RM
Balance at 1st January, 2001		1,848,405,263	61,000,000	-	(817,861,289)	1,091,543,974
Capital reduction						
As previously stated		(554,521,579)	-	5,215,815	549,305,764	-
Prior period adjustment	22	316	-	(316)	-	-
Restated balance	15	(554,521,263)	-	5,215,499	549,305,764	-
Net loss for the year		-	-	-	(30,205,728)	(30,205,728)
Balance at 31st December, 2001		1,293,884,000	61,000,000	5,215,499	(298,761,253)	1,061,338,246
Net loss for the year		-	-	-	(106,128,887)	(106,128,887)
Balance at 31st December, 2002		1,293,884,000	61,000,000	5,215,499	(404,890,140)	955,209,359

The accompanying Notes form an integral part of the Financial Statements.

Company No. 73315 - V

TIMECEL SDN. BHD.
(Incorporated in Malaysia)

CASH FLOW STATEMENT
FOR THE YEAR ENDED 31ST DECEMBER, 2002

	2002 RM	2001 RM
Cash Flows From Operating Activities		
Loss before tax	(105,930,462)	(29,998,894)
Adjustments for:		
Allowance for doubtful receivables	59,071,015	56,188,310
Amortisation of telecommunications network	37,462,208	57,122,124
Depreciation of property, plant and equipment	13,644,419	11,787,188
Telecommunications network written off	3,200,000	802,000
Impairment loss on property, plant and equipment	1,900,000	-
Allowance for slow moving inventories	1,081,614	-
Interest expense	2,647	587,635
Gain on disposal of property, plant and equipment	(27,236)	(107,764)
Interest income	(1,786,385)	(715,202)
Operating Profit Before Working Capital Changes	8,617,820	95,665,397
Increase in inventories	(712,336)	(172,312)
Increase in receivables	(29,871,877)	(37,416,029)
Increase in payables	171,380,238	17,591,170
Cash From Operations	149,413,845	75,668,226
Tax paid	(580,183)	(9,861)
Net Cash From Operating Activities	148,835,662	75,658,365

(Forward)

Company No. 73315 - V

	Note	2002 RM	2001 RM
Cash Flows From Investing Activities			
Proceeds from disposal of property, plant and equipment		56,250	474,961
Interest received		1,786,385	715,202
Purchase of property, plant and equipment		(24,887,388)	(13,108,372)
Additions to telecommunications network		(150,399,936)	(66,081,350)
Net Cash Used In Investing Activities		(173,444,689)	(77,999,559)
Cash Flows From Financing Activity			
Interest paid		(2,647)	(587,635)
Net Cash Used In Financing Activity		(2,647)	(587,635)
Net Decrease In Cash And Cash Equivalents		(24,613,674)	(2,928,829)
Cash And Cash Equivalents At Beginning Of Year		32,501,330	35,430,159
Cash And Cash Equivalents At End Of Year	19	7,887,656	32,501,330

The accompanying Notes form an integral part of the Financial Statements.

Company No. 73315 - V

TIMECEL SDN. BHD.
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS

1. GENERAL INFORMATION

The Company is a private limited company, incorporated and domiciled in Malaysia.

The Company is principally involved in the provision of voice and data through the cellular system.

There has been no significant change in the nature of the principal activity of the Company during the financial year.

The total number of employees of the Company at the end of the financial year was 586 (699 in 2001).

The registered and principal place of business is located at Level 1, Wisma TIME, 249, Jalan Tun Razak, 50400 Kuala Lumpur.

2. BASIS OF PREPARATION OF FINANCIAL STATEMENTS

The financial statements of the Company have been approved by the Board of Directors for issuance on 28th February, 2003.

The financial statements of the Company have been prepared in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards of the Malaysian Accounting Standards Board.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared under the historical cost convention.

Revenue

Revenue comprises gross billings of telecommunications services provided net of discounts. Revenue is recognised when services are rendered.

Company No. 73315 - V

Foreign Currency Conversion

Transactions in foreign currencies are converted into Ringgit Malaysia at exchange rates prevailing at the transaction dates or, where settlement has not yet been made at the end of the financial year, at the approximate exchange rates prevailing at that date. All foreign exchange gains or losses are taken up in the income statement.

The principal closing rates used in translation of foreign currency amounts are as follows:

Foreign currency	31.12.2002	31.12.2001
	RM	RM
1 US Dollar	3.800	3.800

Income Tax

The tax effects of transactions are recognised, using the 'liability' method, in the year such transactions enter into the determination of net income, regardless of when they are recognised for tax purposes. However, where timing differences would give rise to net deferred tax asset, the tax effects are recognised on actual realisation.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Gain or loss arising from the disposal of an asset is determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset, and is recognised in the income statement.

The carrying amounts of property, plant and equipment are reviewed at each balance sheet date to determine whether there is any indication of impairment. An impairment loss is recognised whenever the carrying amount of an item of property, plant and equipment exceeds its recoverable amount. The impairment loss is charged to the income statement unless it reverses a previous revaluation in which case it is treated as a revaluation decrease.

Depreciation of all other property, plant and equipment except for freehold land which is not depreciated is computed on the straight-line method at rates based on the estimated useful lives of the various assets.

Company No. 73315 - V

The annual depreciation rates are as follows:

Leasehold land	over the lease period
Buildings	2%
Office equipment, furniture and fittings	15% - 20%
Office renovations	20%
Computer equipment and software	20%
Motor vehicles	20%

Telecommunications Network

(a) **Network cost**

This comprises construction costs, materials, consultancy, borrowing and other related costs incurred in connection with the construction of a PCN telecommunications network under a licence obtained from the Ministry of Energy, Communications and Multimedia ("the Ministry").

In 1998, the Communications and Multimedia Act, 1998 (which repealed the Telecommunications Act, 1950) introduced a new licensing regime for the telecommunications and broadcasting industries. The following new licences were granted by the Ministry to the Company in August 2001. These new licences are not technology specific but based on activity:

	Effective date
Network facilities	25th July, 2001 to 23rd December, 2013
Network services	25th July, 2001 to 23rd December, 2013
Application services	25th July, 2001 to 23rd December, 2013

The construction of the telecommunications network is carried out in phases based generally on geographical areas as determined by the directors. The commissioning of the network is accordingly carried out at the completion of each phase of construction. Pre-commissioning network cost is not amortised while the commissioned network cost is amortised to each balance sheet date over the duration of the licence period in accordance with the following formula:

$$\frac{\text{Cumulative revenue to date}}{\text{Projected total revenue *during the licence period}} \times \text{Commissioned network Cost}$$

* Revenue is net of discounts and interconnect charges.

(b) **Interest capitalised**

(i) **Pre-commissioning interest**

Pre-commissioning interest on loans obtained to finance the construction of the network which require a substantial period of time to get them ready for their intended use are capitalised and included as part of pre-commissioning network cost.

(ii) **Post commissioning interest**

This represented interest on loans obtained to finance the construction of the commissioned phases of the network incurred subsequent to commissioning until full repayment of such loans. In prior years, capitalised interest is amortised to each balance sheet date over the duration of the licence period in accordance with the following formula:

$$\frac{\text{Cumulative revenue to date}}{\text{Projected total revenue *during the licence period}} \times \text{Projected total post commissioning interest to be incurred}$$

* Revenue is net of discounts and interconnect charges.

In 2001, following the early adoption of Malaysia in Accounting Standards Board Standard 27 (MASB 27), Borrowing Costs, the Company changed the accounting policy to cease the capitalisation of borrowing costs upon the commissioning of the telecommunications network.

(c) **Projected total revenue during the licence period**

The projected total revenue during the licence period is based on directors' best estimate and is reviewed by the directors at least once every three years. During the previous financial year, a review was made by the directors on the projected total revenue over the licence period.

Company No. 73315 - V

Inventories

Inventories, which comprise mainly handsets, sim cards, prepaid starter packs and reload cards, are stated at the lower of cost (determined on the "first-in, first-out" method) and net realisable value. The cost of inventories comprises the original cost of purchase plus the cost incurred in bringing the inventories to their present location and condition. Net realisable value represents the estimated selling price in the ordinary course of business less selling and distribution costs and all other estimated costs to completion.

In arriving at net realisable value, due allowance is made for obsolete and slow moving inventories.

Receivables

Trade and other receivables are stated at nominal value as reduced by the allowances for estimates of possible losses which may arise from non-collection of certain receivable accounts.

Provisions

Provisions are made when the Company has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources will be recognised to settle the obligation, and when a reliable estimate of the amount can be made.

Financial Assets

The Company's principal financial assets are cash and bank balances, short term deposits, trade and other receivables and amount owing by related party.

Trade and other receivables and amount owing by related party are stated at their nominal values as reduced by the appropriate allowances for estimated irrecoverable amounts.

Financial Liabilities

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangement entered into. Financial liabilities include trade and other payables and amounts owing to holding and related companies, which are stated at their nominal values.

Equity instruments are recorded at the proceeds received, net of direct issue costs.

Company No. 73315 - V

Cash Flow Statement

The Company adopts the indirect method in the preparation of the cash flow statement.

Cash equivalents are short term, highly liquid investments with maturities of three months or less from the date of acquisition and are readily convertible to cash with insignificant risks of changes in value.

4. LOSS FROM OPERATIONS

The following items have been charged/credited in arriving at loss from operations:

	2002 RM	2001 RM
After charging:		
Allowance for doubtful receivables	59,071,015	56,188,310
Interconnect charges	57,028,684	53,829,748
Leased line charges	56,811,584	35,674,722
Telecommunications maintenance charges	38,185,015	25,814,156
Amortisation of telecommunications network:		
Current year	37,462,208	18,368,619
Increase in cumulative amortisation at beginning of year	-	38,753,505
	37,462,208	57,122,124
Staff costs	30,043,568	31,278,746
Site rental	23,230,495	20,973,011
Distribution costs	19,801,771	13,794,804
Dealers' incentives	18,894,975	18,283,100
Depreciation of property, plant and equipment	13,644,419	11,787,188
Rental of premises	3,433,817	3,535,199
Telecommunications network written off	3,200,000	802,000
Impairment of property, plant and equipment (Note 8)	1,900,000	-
Allowance for slow moving inventories	1,081,614	-
Audit fee	48,000	48,000
Realised loss on foreign exchange – net	34,767	19,840
Directors' remuneration:		
Other emoluments	4,417	351,702

(Forward)

Company No. 73315 - V

	2002 RM	2001 RM
And crediting:		
Gain on disposal of property, plant and equipment	27,236	107,764
Rental income from other related company	-	492,780

Staff costs include salaries, bonuses, contributions to employees' provident fund, and all other staff related expenses.

5. FINANCE COSTS

	2002 RM	2001 RM
Interest on:		
Amount owing to related parties	-	303,548
Others	2,647	284,087
	2,647	587,635

6. INCOME FROM OTHER INVESTMENTS

	2002 RM	2001 RM
Interest on short-term deposits	1,786,385	715,202

7. INCOME TAX EXPENSE

	2002 RM	2001 RM
Estimated current tax payable	198,425	206,834

The estimated current tax payable for 2002 and 2001 is in respect of interest income earned.

Company No. 73315 - V

As explained in Note 3, the tax effects of timing differences which would give rise to net deferred tax asset are recognised on actual realisation. As at 31st December, 2002, the estimated amount of deferred tax, calculated at current tax rate which is not recognised in the financial statements, is as follows:

	Deferred Tax Asset/(Liability)	
	2002	**2001**
	RM'000	**RM'000**
Tax effects of:		
Timing differences in respect of excess of tax capital allowances over book depreciation	(200,163)	(241,300)
Unabsorbed capital allowances	223,999	247,000
Unutilised tax losses	203,292	203,300
Other timing differences	54,539	39,400
Net deferred tax asset	281,667	248,400

The unabsorbed capital allowances and unutilised tax losses are subject to agreement with the Inland Revenue Board.

Company No. 73315 - V

8. PROPERTY, PLANT AND EQUIPMENT

	Freehold land RM	Leasehold land and buildings RM	Office equipment, furniture, fittings and renovations RM	Computer equipment and software RM	Motor vehicles RM	Total RM
Cost						
At beginning of year	3,400,000	9,332,005	17,220,923	58,605,822	5,224,967	93,783,717
Additions	-	-	296,590	24,545,798	45,000	24,887,388
Disposals	-	-	-	-	(72,536)	(72,536)
At end of year	3,400,000	9,332,005	17,517,513	83,151,620	5,197,431	118,598,569
Accumulated Depreciation						
At beginning of year	-	1,361,668	14,138,668	33,083,122	4,818,581	53,402,039
Current depreciation	-	213,194	1,291,973	11,883,514	255,738	13,644,419
Disposals	-	-	-	-	(43,522)	(43,522)
At end of year	-	1,574,862	15,430,641	44,966,636	5,030,797	67,002,936

Company No. 73315 - V

	Freehold land RM	Leasehold land and buildings RM	Office equipment, furniture, fittings and renovations RM	Computer equipment and software RM	Motor vehicles RM	Total RM
Accumulated Impairment Loss						
At beginning of year	-	-	-	-	-	-
Charge for the year	-	-	-	1,900,000	-	1,900,000
At end of year	-	-	-	1,900,000	-	1,900,000
Net Book Value						
At 31st December, 2002	3,400,000	7,757,143	2,086,872	36,284,984	166,634	49,695,633
At 31st December, 2001	3,400,000	7,970,337	3,082,255	25,522,700	406,386	40,381,678
Depreciation charge for 2001	-	213,201	2,395,409	8,639,939	538,639	11,787,188

Company No. 73315 - V

The net book value of leasehold land and buildings of the Company comprises the following:

	2002 RM	2001 RM
Unexpired lease period		
Long leasehold land and building		
65 – 70 years	321,221	-
71 – 75 years	-	325,888
Short leasehold land and buildings		
31 – 35 years	4,098,711	1,477,951
36 – 40 years	-	2,756,389
41 – 45 years	3,337,211	2,782,442
46 – 50 years	-	627,667
	7,757,143	7,970,337

Included in property, plant and equipment of the Company are fully depreciated assets which are still in use, as follows:

	2002 RM	2001 RM
Office equipment, furniture, fittings and renovations	12,503,391	8,330,670
Computer equipment and software	21,310,401	15,383,315
Motor vehicles	4,853,035	2,706,013
	38,666,827	26,419,998

9. TELECOMMUNICATIONS NETWORK

	2002 RM	2001 RM
Network cost:		
Commissioned network	1,173,098,975	1,068,580,859
Network in progress	194,074,000	151,392,180
	1,367,172,975	1,219,973,039
Cumulative amortisation:		
At beginning of year	(85,804,341)	(28,682,217)
Current year amortisation	(37,462,208)	(57,122,124)
At end of year	(123,266,549)	(85,804,341)
Net	1,243,906,426	1,134,168,698

Company No. 73315 - V

During the previous financial year, a review was undertaken by the directors of the Company on the projected total revenue during the licence period of the Company's telecommunications licence and consequently, a revision was made to the projected total revenue during the licence period.

The projected total revenue during the licence period form the basis of amortisation of the Company's telecommunications network.

The amortisation of commissioned network of RM18,368,619 in 2001 is based on the revised projection made by the directors.

10. TRADE RECEIVABLES

	2002 RM	2001 RM
Trade receivables	250,965,970	225,890,472
Less: Allowance for doubtful receivables	(194,783,117)	(140,791,310)
Net	56,182,853	85,099,162

The credit period granted on sales of products and services rendered is 30 days (30 days in 2001). An allowance has been made for estimated irrevocable amounts from the sales of products and services rendered of RM194,783,117 (140,791,310 in 2001). This allowance has been determined by reference to past default experience.

11. HOLDING COMPANY AND RELATED COMPANIES

The Company is a wholly owned subsidiary of TIME dotCom Berhad, a company incorporated in Malaysia, which is also regarded by the directors as the ultimate holding company.

The amount owing to holding company and other related companies arose mainly from unsecured advances, leased line rental and interconnect charges payable. The amount owing to holding company is interest free (bears interest at rates ranging between 8.5% and 12.95% per annum in 2001) and has no fixed repayment terms. The amount owing to related companies is interest free and has no fixed repayment terms. As at 31st December, 2002, interest payable included in amount owing to holding company amounted to RMNil (RM645,462 in 2001).

Significant transactions during the year between the Company and its holding and other related companies are shown in Note 21.

Company No. 73315 - V

12. AMOUNT OWING BY/TO RELATED PARTIES

Related parties include TIME Engineering Berhad (a corporate shareholder of the holding company) and its subsidiary and associated companies and companies related to Khazanah Nasional Berhad (a major corporate shareholder of the holding company). The amount owing by/to related parties arose mainly from trade transactions. The amount owing to the former ultimate holding company, which is interest free (bears interest ranging between 8.3% and 8.75% per annum in 2001) and has no fixed repayment terms, represents payments made on behalf of the Company.

Significant transactions during the year between the Company and related parties are shown in Note 21.

13. SHORT TERM DEPOSITS WITH LICENSED BANKS

The average effective interest rates of the Company are 2.65% (2.65% in 2001) per annum. Short term deposits of the Company have a maturity of 30 to 90 days (30 days in 2001).

14. TRADE PAYABLES

The average credit period granted to the Company for trade purchases range from 30 to 90 days (30 to 90 days in 2001).

15. SHARE CAPITAL

	2002 RM	2001 RM
Ordinary shares of RM1.00 each		
Authorised:		
At beginning and end of year	1,900,000,000	1,900,000,000
Issued and fully paid up:		
At beginning of year	1,293,884,000	1,848,405,263
Capital reduction		
As previously reported	-	(554,521,579)
Prior period adjustment (Note 22)	-	316
As restated	-	(554,521,263)
At end of year	1,293,884,000	1,293,884,000

Company No. 73315 - V

As approved by the High Court of Malaya to sanction the capital reduction under Section 64 of the Companies Act, 1965 on 20th December, 2001, the share capital of the Company was reduced from 1,848,405,263 ordinary shares of RM1.00 each to 1,293,884,000 ordinary shares of RM1.00 each, and that such reduction was effected by cancelling capital to the extent of 30 sen per share upon each of the 1,848,405,263 shares which have been issued consequent upon the implementation of the debt restructuring scheme, and consolidating the resultant approximately 1.43 ordinary shares of 70 sen each into one ordinary share of RM1.00 each.

The resultant credit of RM554,521,579 was utilised to reduce the Company's accumulated loss as at 31st December, 2000 amounting to RM549,305,764, the remaining credit of RM5,215,499 was capitalised as non-distributable reserve.

16. SHARE PREMIUM – NON DISTRIBUTABLE

	2002 RM	2001 RM
At beginning and end of year	61,000,000	61,000,000

Share premium arose from the issue of shares and irredeemable convertible unsecured loan stocks in previous years and there was no movement during the financial year.

17. CAPITAL RESERVE - NON DISTRIBUTABLE

	2002 RM	2001 RM
At beginning of year	5,215,499	-
Arising from capital reduction		
As previously stated	-	5,215,815
Prior period adjustment (Note 22)	-	(316)
As restated	-	5,215,499
At end of year	5,215,499	5,215,499

18. FINANCIAL INSTRUMENTS

The primary purpose of financial instruments is to maintain an adequate level of liquidity for the Company's operations. There was no trading in financial instruments during the year under review. The main risks arising from the Company's financial instruments are interest rate risk and foreign currency risk.

Company No. 73315 - V

The Company's holdings of short term financial assets minimizes liquidity risk as there are sufficient liquid assets to meet the Company's operating requirements for the foreseeable future.

The Company is exposed to interest rate risk through the impact of rate changes on interest bearing short term deposits with licensed banks. The interest rate on short term deposits of the Company is disclosed in Note 13.

The Company has potential currency risk exposure in its trade transactions with a number of foreign companies where amounts owing by/to these companies are exposed to currency translation risks. The principal closing rates used in translation of foreign currency amounts are disclosed in Note 3. All foreign exchange gains or losses are taken up in the income statement.

Fair value of financial assets and financial liabilities

The carrying amount of financial assets and financial liabilities of the Company approximate their fair values because of the short maturity of these instruments.

19. CASH AND CASH EQUIVALENTS

Cash and cash equivalents included in the cash flow statement comprise the following:

	2002 RM	2001 RM
Cash on hand and at banks	837,656	3,179,890
Short term deposits with licensed banks	7,050,000	29,321,440
	7,887,656	32,501,330

20. COMMITMENTS

(a) Capital Commitments

In respect of construction of telecommunications infrastructure and purchase of property, plant and equipment:

	2002 RM	2001 RM
Approved and contracted for	179,461,000	122,479,000
Approved but not contracted for	35,987,000	-

Company No. 73315 - V

(b) **Rental Commitments**

In respect of non-cancellable rental commitments:

	Future minimum lease payments RM
Payable within 1 year	7,744,172
Payable within 2 - 3 years	3,380,185
Payable after 3 years	629,213
	11,753,570

21. RELATED PARTY TRANSACTIONS

The related parties and their relationship with the Company are as follows:

Name of related parties	Relationship
TIME Engineering Berhad	A corporate shareholder of TIME dotCom Berhad
Khazanah Nasional Berhad ("Khazanah")	A major corporate shareholder of TIME dotCom Berhad
Telekom Malaysia Berhad	An associated company of Khazanah

Significant transactions with related parties during the financial year are as follows:

Name of Company	Relationship	Nature	Amount 2002 RM	Amount 2001 RM
Telekom Malaysia Berhad	Related party	Interconnect revenue	34,618,000	28,293,691
		Interconnect charges	11,726,000	11,251,103
TIME dotCom Berhad	Holding company	Management fee payable	3,139,000	2,571,000

(Forward)

Company No. 73315 - V

Name of Company	Relationship	Nature	Amount 2002 RM	Amount 2001 RM
TT dotCom Sdn Bhd	Related company	Leased line rental payable	44,933,047	35,105,053
		Interconnect charges payable	17,320,659	22,875,178
		Network lease revenue	2,418,500	4,605,660
		Interconnect revenue	4,691,302	1,267,748
TIME Engineering Berhad	Related party	Interest expense	-	303,548

The Directors of the Company are of the opinion that the above transactions have been entered into in the normal course of business and have been established under terms that are no less favourable than those arranged with independent third parties.

22. PRIOR PERIOD ADJUSTMENT

This refers to the capital reduction undertaken by the Company on 20th December, 2001 as mentioned in Note 13 whereby the issued share capital of the Company was reduced to 1,293,884,000 ordinary shares of RM1.00 each instead of 1,293,883,684 ordinary shares of RM1.00 each as previously reported. The prior period adjustment has been accounted for retrospectively in the financial statements. As a result of the adjustment made, the non distributable capital reserve has been reduced by the same amount.

	As previously reported RM	Prior period adjusment RM	As restated RM
As of 31st December, 2001			
Issued capital	1,293,883,684	316	1,293,884,000
Capital reserve – non-distributable	5,215,815	(316)	5,215,499

Company No. 73315 - V

23. COMPARATIVE FIGURES

The following accounts have been reclassified to confirm with the current year's presentation.

	As of 31.12.2001 RM	Reclassifications RM	As restated 31.12.2001 RM
Trade receivables	83,478,156	1,621,006	85,099,162
Other receivables and prepaid expenses	23,662,242	(1,621,006)	22,041,236
Trade payables	3,315,385	810,569	4,125,954
Other payables and accrued expenses	72,078,277	(810,569)	71,267,708


TIMECel

TIMECel Sdn Bhd (73315-V)
(formerly known as TIME Wireless Sdn Bhd)
Level 17, MNI Twins 2, 11 Jalan Pinang
50450 Kuala Lumpur, Malaysia
Tel +60 3 2720 0017
Fax +60 3 2720 7117
www.time.com.my
A member of TIME dotCom group

1 April 2003

Board of Directors
Maxis Communications Berhad
Level 18 Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur

Dear Sir/Madam,

On behalf of the Directors of TIMECel Sdn Bhd ("TIMECel"), I wish to report that after making due enquiry for the period between 31 December 2002, being the date to which the last audited financial statements of TIMECel have been made, and up to 1 April 2003, being a date not earlier than fourteen (14) days before the issue of this Circular, in the opinion of the Directors:-

(a) the business of TIMECel has been satisfactorily maintained;

(b) no circumstances have arisen subsequent to the last audited financial statements of TIMECel which have materially and adversely affected the operations or the value of the assets of TIMECel;

(c) the current assets of TIMECel appear in its books at values which are believed to be realisable in the ordinary course of business;

(d) no material contingent liabilities have arisen by reason of any guarantees or indemnities given by TIMECel; and

(e) there have been no material changes in the reserves or any material or unusual factors affecting the financial performance of TIMECel.

Yours faithfully,
For and on behalf of the Board of Directors
Of TIMECel Sdn Bhd

AHMAD PARDAS SENIN
Director

1. RESPONSIBILITY STATEMENT

This Circular has been reviewed and approved by your Board and they collectively and individually accept full responsibility for the accuracy of the information contained herein and confirm that after making all reasonable inquiries and, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement herein misleading.

Information relating to TdC and TIMECel as contained in this Circular was provided by TdC and TIMECel respectively. The responsibility of the Directors of Maxis is therefore limited to ensuring that the aforesaid information is accurately reproduced in this Circular.

2. WRITTEN CONSENTS

The written consents of RHB Sakura and Deloitte KassimChan to the inclusion in this Circular of their name, report (as the case maybe) and all references in the form and context in which they appear, have been granted prior to the issue of this Circular and have not subsequently been withdrawn.

3. MATERIAL CONTRACTS

Maxis

Save as disclosed below, neither the Company nor any of its subsidiaries have entered into any contract which is or may be material, during the 2 years immediately preceding the date of this Circular, other than those in the normal course of business:-

(i) Pursuant to a consultancy and management services agreement dated 7 October 1998 made between the Company and UTSB Management Sdn. Bhd. ("UTSBM"), a wholly-owned subsidiary of Usaha Tegas Sdn. Bhd. ("Usaha Tegas"), UTSBM provides the Company with consultancy, legal, corporate finance and advisory services in respect of which it is well positioned to provide in view of the diverse activities and relationships of Usaha Tegas and its subsidiaries, in particular in areas of strategic interests. The term of the agreement expired on 30 September 2001 and the Company on 14 February 2002 renewed the agreement for a further term of three years. For the first year of the renewed term, the Company is obliged to pay RM20 million and for the next two years, RM25 million per annum. Total amounts incurred pursuant to the agreement were RM5.3 million in 1999, RM5.3 million in 2000, RM9.2 million in 2001 and RM22.3 million in 2002. The agreement is considered by the Company to be material to its operations.

In addition, UTSBM previously provided certain key personnel for secondment to Maxis to assist in the operation and management of Maxis pursuant to a personnel support agreement entered into with the Company dated 2 September 1997. The term of the agreement is for an initial period of three years from 1 February 1996 and has been automatically extended annually since 31 January 1999. However, all key personnel are now directly employed by Maxis. UTSBM continues, under the agreement, to assist Maxis in administering the payment and/or provision of the salary, benefits and/or other costs and expenses relating to certain personnel and directors which are then charged by UTSBM to Maxis. Total amounts incurred under the agreement were RM3.9 million in 1999, RM6.8 million in 2000, RM5.8 million in 2001 and RM7.8 million in 2002. It is the intention of the Company's directors to continue the personnel support agreement. The Company considers that this agreement is material in view of its financial obligations thereunder. As at 1 April 2003, Maxis owed UTSBM RM6.6 million pursuant to the consultancy and management services agreement and a further RM2.3 million pursuant to the personnel support agreement.

(ii) A retail underwriting agreement was entered into between the Company, Maxis Holdings Sdn. Bhd. and the RHB Sakura, Commerce International Merchant Bank Berhad ("CIMB"), Affin Merchant Bank Berhad, Affin-UOB Securities Sdn. Bhd., Alliance Merchant Bank Berhad, Arab-Malaysian Merchant Bank Berhad, Aseambankers Malaysia Berhad, Hwang-DBS Securities Berhad, Malaysian International Merchant Bankers Berhad, Mayban Securities Sendirian Berhad, Public Merchant Bank Berhad and Southern Investment Bank Berhad (collectively known as the Retail Underwriters) on 24 May 2002, to severally but not jointly underwrite up to 95,112,000 ordinary shares of RM0.10 each in Maxis ("Maxis Shares") under the retail offering of the initial public offering by Maxis, subject to clawback and reallocation, for an underwriting commission of 1.75 per cent of the retail price as defined therein;

(iii) On 15 June 2002, Maxis entered into two placement agreements, a Malaysian placement agreement with RHB Sakura and CIMB in respect of such number of Maxis Shares to be offered under the institutional offering to Malaysian institutional and selected investors; and an International placement agreement with Maxis Holdings Sdn. Bhd., Usaha Tegas and the international underwriters, namely, ABN AMRO Rothschild (ABN AMRO Bank N.V. and N M Rothschild & Sons Limited, each trading as ABN AMRO Rothschild), Goldman Sachs (Singapore) Pte., ING Bank N.V. and the placement managers Cazenove Asia Limited and Salomon Brothers International Limited in respect of such number of Maxis Shares offered under the institutional offering of the initial public offering by Maxis. Under the placement agreements, RHB Sakura, CIMB and other institutional underwriters would severally agree to procure subscribers or purchasers for, or to subscribe or purchase themselves, the Maxis Shares being offered pursuant to the institutional offering and offer for sale of the initial public offering by Maxis for an underwriting and selling commission of up to 2.75 per cent of the institutional price of RM4.85 multiplied by the number of Maxis Shares issued or sold pursuant to the institutional offering;

(iv) The SPA;

(v) Escrow agreement dated 16 January 2003 entered into between and amongst TdC, Maxis and AmTrustee Berhad (as the escrow account holder) ("Escrow Agreement") as amended by the Supplemental Agreement to the Escrow Agreement;

(vi) The Principal Terms of the Migration Plan and Migration Agreements; and

(vii) The JV Agreement.

TIMECel

As at 8 April 2003, TIMECel has not entered into any contract which is or may be material, during the 2 years immediately preceding the date of this Circular, other than those in the normal course of business.

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4. MATERIAL LITIGATION, CLAIMS AND ARBITRATION

Maxis

As at the date of the printing of this Circular, Maxis is involved in the legal proceedings described below which, if determined against Maxis, could individually or in the aggregate, materially affect the business or financial position of Maxis:-

(i) Maxis announced on 30 January 2003 that it, together with six subsidiaries of Maxis and 2 other companies bearing the "Maxis" name (collectively referred to as "the 2nd to the 10th Defendants") had filed a Defence and Counterclaim in relation to a suit ("the Suit") that had been commenced by Maxis Sdn Bhd ("the Plaintiff"). The 2nd to the 10th Defendants in the Suit comprise the following:-

(a) Maxis;
(b) Maxis Mobile Sdn Bhd;
(c) MBSB;
(d) Maxis Online Sdn Bhd;
(e) Maxis International Sdn Bhd;
(f) Maxis Management Services Sdn Bhd;
(g) Maxis Multimedia Sdn Bhd;
(h) Maxis Holdings Sdn Bhd; and
(i) Maxis Wireless Multimedia Sdn Bhd

The Suit concerns the use of the name "Maxis" by the 2nd to the 10th Defendants. The CCM has been cited as the 1st Defendant. The Plaintiff maintains that the CCM was wrong in approving and allowing the use of the name "Maxis" by the 2nd to the 10th Defendants.

The 2nd to the 10th Defendants are defending the Suit, inter-alia, on the ground that the CCM had at all times acted properly in granting, registering and allowing the use of the name "Maxis" especially given the fact that the Plaintiff was at all material times a dormant company. The solicitors for the 2nd to the 10th Defendants have also advised that the Suit is not maintainable by reason of delay, acquiescence and estoppel on the part of the Plaintiff. The 2nd to the 10th Defendants had on 10 February 2003 taken out an application to have the Suit struck out for want of a reasonable cause of action. The striking out application was heard on 2 April 2003 and has been fixed for decision on 5 May 2003. On 7 March 2003, the Plaintiff served on the 2nd to the 10th Defendants an Affidavit in response to the application to strike out. The 2nd to the 9th Defendants and the 10th Defendant subsequently filed their response to this Affidavit on 19 March and 20 March 2003 respectively.

A counterclaim ("Maxis Group Counterclaim") has also been initiated by the 2nd to the 8th Defendants against the Plaintiff and 4 additional parties (collectively," the Additional Parties") namely:

(a) Maxis Capital Sdn Bhd (Company No. 569636-D);
(b) Maxis Biotech Sdn Bhd (Company No. 560953-D);
(c) Saw Poh Leng (NRIC No. 760916-14-5448); and
(d) Yeoh Eng Kong (NRIC No. 681123-10-6109).

The said Saw Poh Leng and Yeoh Eng Kong are directors and shareholders of the Plaintiff. Saw Poh Leng is also a director of Maxis Biotech Sdn Bhd whilst Yeoh Eng Kong is a director and shareholder of Maxis Capital Sdn Bhd.

The Maxis Group Counterclaim is essentially premised on misrepresentation, the infringement of Maxis' registered trademark "Maxis" and for passing off which has resulted in the 2nd to the 8th Defendants suffering damage.

On 24 February 2003, the Plaintiff served a reply to the defence filed by the 2nd to the 10th Defendants in relation to the Suit and further served a defence to the Maxis Group Counterclaim. The Additional Parties have served a defence to the Maxis Group Counterclaim

and have further filed a counterclaim ("Additional Parties' Counterclaim") against the 2nd to the 8th Defendants for reliefs similar to that sought by the Plaintiff in the Suit. The Additional Parties are also seeking an order that entries in the Malaysian trademark register by the 2nd Defendant in relation to the trademark "Maxis" in classes 9 and 16 be removed and expunged.

On 11 March 2003, the 2nd to the 8th Defendants filed their reply to the defence filed by Plaintiff and the Additional Parties in connection with the Maxis Group Counterclaim. They also filed their defence to the Additional Parties' Counterclaim.

On 26 February 2003, the 2nd to the 8th Defendants filed an application to obtain injunctive relief to prevent the continued use of the name "Maxis" by the Plaintiff and the Additional Parties. On 10 March 2003, the Plaintiff and the Additional Parties filed a response to the said injunction application. The injunction application is fixed for hearing on 22 April 2003.

The Directors are of the view that the Suit can be successfully defended.

(ii) Dato' Shahrudin bin Ismail had on 16 May 2000, filed a claim against Maxis Mobile Sdn. Bhd. ("Maxis Mobile") (a wholly-owned subsidiary of Maxis) for the activation of a particular phone number, a declaration that Maxis Mobile's termination of the service, was not valid, for an order that Maxis Mobile resolve alleged difficulties with his service and for damages of RM20.0 million plus interest and costs. Maxis believes that the plaintiff's claim is without merit and intends to defend the claim. Maxis Mobile has filed a counterclaim for recovery of approximately RM14,127 in arrears of service charges by the plaintiff. The Directors are of the opinion that the claim can be successfully defended.

(iii) A number of housing developers have made separate claims against MBSB (a wholly-owned subsidiary of Maxis) for various forms of relief including specific performance, indemnities and/or damages totalling approximately RM20.9 million, general damages, interest and costs for alleged failures by MBSB in the provision of certain services relating to the supply of telecommunications infrastructure to their housing development projects. Adequate provision has been made in Maxis' financial statements in respect of these claims.

Except as described above, neither the Company nor any of its subsidiaries are involved in any litigation, claim and/or arbitration which would have a material adverse effect on the business or financial position of Maxis and the Company is not aware of any information likely to give rise to any legal proceedings which would materially affect the business or financial position of Maxis.

TIMECel

As at 8 April 2003, TIMECel has not engaged in any material litigation, claims and/or arbitration either as plaintiff or defendant, nor is the Board of TIMECel aware of any material proceedings pending or threatened against TIMECel or of any facts likely to give rise to any proceedings which might materially affect the position or business of TIMECel.

5. OTHER MATTERS

Maxis is also aware of the following issue, which, if not resolved in Maxis' favour, could materially affect its business or financial position:-

Maxis Mobile is claiming that one of its principal equipment suppliers, Motorola Electronics Sdn Bhd ("Motorola") has failed to meet certain agreed equipment and software delivery milestones and performance standards for the supply of base stations and network switching systems. There are also issues between Maxis Mobile and Motorola regarding the price payable for certain goods and services. The parties are currently in discussion on these issues. In the meantime, equipment and services are being provided by Motorola and both parties have taken steps to address Maxis' network quality concerns.

6. **DOCUMENTS AVAILABLE FOR INSPECTION**

Copies of the following documents are available for inspection at the Registered Office of the Company at 18th Floor, Menara Maxis, Kuala Lumpur City Centre, off Jalan Ampang, 50088 Kuala Lumpur, Malaysia during normal business hours (except public holidays) from the date of this Circular to the date of the EGM:-

(i) Memoranda and Articles of Association of Maxis and TIMECel;

(ii) Audited consolidated accounts of Maxis for the past 2 financial years ended 31 December 2002;

(iii) Audited accounts of TIMECel for the past 2 financial years ended 31 December 2002;

(v) The letters of consent referred to in Section 2 above;

(vi) The material contracts referred to in Section 3 above; and

(vii) The writs relating to the material litigation referred to in Section 4 above.

MAXIS COMMUNICATIONS BERHAD

(158400-V)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Maxis Communications Berhad ("the Company") will be held at Ballroom 1, Level 2, Hotel Nikko, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia on Monday, 28 April 2003 at 12.00 p.m. for the purpose of considering and, if thought fit, passing the following:

ORDINARY RESOLUTION
PROPOSED ACQUISITION OF THE ENTIRE ISSUED AND PAID-UP SHARE CAPITAL OF TIMECel SDN BHD (TIMECel) FROM TIME dotCOM BERHAD (TdC) ("PROPOSED ACQUISITION")

THAT approval be and is hereby given to the Company to acquire 1,293,884,000 ordinary shares of RM1.00 each in and representing 100% of the issued and paid up capital of TIMECel from TdC for a cash consideration of RM1.325 billion to be satisfied by cash on the terms set out in the agreement dated 18 September 2002 as amended and supplemented by the letter dated 12 December 2002 from the Company to TdC and accepted by TdC and a supplemental agreement dated 20 March 2003.

AND THAT in order to implement, complete and give full effect to the Proposed Acquisition, the Directors of the Company or any Committee of Directors be and are hereby empowered and authorised to do all such acts, deeds and things and to take all such decisions as they may in their absolute discretion deem fit, necessary, expedient or appropriate in the best interest of the Company to execute, sign and deliver on behalf of the Company all such agreements, arrangements and documents as may be necessary to give full effect to, complete and implement the Proposed Acquisition and with full power to assent to any arrangements, conditions, modifications, variations and/or amendments thereto as may be required or permitted by the relevant authorities.

BY ORDER OF THE BOARD

Dipak Kaur
Company Secretary

Kuala Lumpur
12 April 2003

Notes:-

1. A member entitled to vote is entitled to appoint a proxy or proxies to attend and vote for him. A proxy need not be a member of the Company, and where there are two or more proxies, the number of shares to be represented by each proxy must be stated.

2. In the case of a corporation, the form of proxy must be executed under seal or under the hand of an officer or attorney duly authorised.

3. An authorised nominee may appoint at least one proxy in respect of each securities account the authorised nominee holds to which ordinary shares in the Company are credited. Each appointment of proxy by an authorised nominee shall be by a separate instrument of proxy which shall specify the securities account number and the name of the beneficial owner for whom the authorised nominee is acting.

4. The form of proxy must be deposited at the Registered Office of the Company at Level 18, Menara Maxis, Kuala Lumpur City Centre, Jalan Ampang 50088 Kuala Lumpur, Malaysia not less than forty eight (48) hours before the time appointed for the meeting.

MAXIS COMMUNICATIONS BERHAD

(158400-V)

(Incorporated in Malaysia)

FORM OF PROXY

I/We ....

of..

being a member/members of Maxis Communications Berhad ("the Company"), hereby appoint ....

....

of...

or failing him/her, THE CHAIRMAN OF THE MEETING as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held on Monday, 28 April 2003 and at any adjournment thereof. I /We indicate with an " ✓ " or " ×" in the spaces below how I/we wish my/our vote to be cast:

No.	ORDINARY RESOLUTION	For	Against
1.	PROPOSED ACQUISITION		

Subject to the abovestated voting instructions, my/our proxy may vote or abstain from voting on any resolution as *he/*she/*they may think fit.

If appointment of proxy is under hand .... Signed by *individual member/*officer or attorney of member/*authorised nominee of .... (beneficial owner)	No of shares held : .... Securities Account No: .... Date :
If appointment of proxy is under seal The Common Seal of .... was hereto affixed in accordance with its Articles of Association in the presence of :- ..:........................... .... Director Director/Secretary in its capacity as *member/*attorney of member/*authorised nominee of ....(beneficial owner)	Seal No of shares held : .... Securities Account No.:.................. Date :

Notes to Form of Proxy :

1. A member entitled to vote is entitled to appoint a proxy or proxies to attend and vote for him. A proxy need not be a member of the Company, and where there are two or more proxies, the number of shares to be represented by each proxy must be stated.

2. In the case of a corporation, the form of proxy must be executed under seal or under the hand of an officer or attorney duly authorised.

3. An authorised nominee may appoint at least one proxy in respect of each securities account the authorised nominee holds to which ordinary shares in the Company are credited. Each appointment of proxy by an authorised nominee shall be by a separate instrument of proxy which shall specify the securities account number and the name of the beneficial owner for whom the authorised nominee is acting.

4. The form of proxy must be deposited at the Registered Office of the Company at Level 18, Menara Maxis, Kuala Lumpur City Centre, Jalan Ampang 50088 Kuala Lumpur, Malaysia not less than forty eight (48) hours before the time appointed for the meeting.

** delete if inappropriate*

APPENDIX B

General Announcement
Reference No **MM-030428-62344**

Submitting Merchant Bank	:	**RHB SAKURA MERCHANT BANKERS BERHAD**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**28/04/2003**

Type : **Announcement**
Subject : **Maxis Communications Berhad ("Maxis" / "Company")**
Proposed grant of an option to MEASAT Broadcast Network Systems Sdn Bhd ("MBNS"), to subscribe for such number of shares in Advanced Wireless Technologies Sdn Bhd ("AWT") representing up to 25% of equity interest in AWT

Contents :

The following announcement is released on behalf of Maxis:

Quote

1. INTRODUCTION

In Maxis' Prospectus dated 3 June 2002 issued in conjunction with the listing of the Company on the Main Board of the Kuala Lumpur Stock Exchange ("KLSE"), disclosure was made that the Company had entered into a Memorandum of Understanding with MBNS dated 24 May 2002 ("MOU") in respect of a 25% equity participation by MBNS in AWT, a wholly-owned subsidiary of the Company.

Maxis wishes to announce that it has today, written to MBNS setting out the salient terms of a proposal for the Company to procure the grant by AWT of an option to MBNS to subscribe for such number of new ordinary shares of RM1.00 each in AWT, representing up to 25% of the equity interest in AWT ("Proposal") details of which are set out in Section 3, subject to approval of Maxis' shareholders in a general meeting pursuant to Paragraph 6.11 of the KLSE Listing Requirements. MBNS is a party related to Maxis as described in Section 8. The management of MBNS has today confirmed its concurrence of the salient terms of the offer.

The Company and/or AWT will enter into an agreement with MBNS to give effect to the Proposal, subject to Maxis' shareholders' approval at a general meeting.

2. INFORMATION ON AWT

AWT was incorporated on 21 June 2000 with an authorised share capital of RM100,000 divided into 100,000 ordinary shares of RM1.00 each. It currently has an issued and paid-up share capital of RM2.00 comprising 2 ordinary shares of RM1.00 each. AWT is the holding company of its wholly-owned subsidiary, UMTS (Malaysia) Sdn Bhd ("UMTS"). UMTS was established principally to provide wireless multimedia services and to resell 3G (third generation digital wireless communications system) network services. UMTS has recently been assigned with the 3G spectrum by the Malaysian Communications and Multimedia Commission ("MCMC").

3. DETAILS OF THE PROPOSAL

The Proposal involves the grant of an option ("Option") to MBNS to subscribe for new ordinary shares of RM1.00 each in AWT up to 25% of the enlarged issued and paid-up

share capital of AWT upon completion of the said subscription.

The Option shall be exercisable by MBNS serving AWT a notice in writing (with a copy to Maxis) specifying the total number of new ordinary shares of RM1.00 each in AWT with respect to which the Option is exercised ("Exercised Option Shares"), at anytime from the period commencing from the date of the approval of the Proposal by Maxis' shareholders and expiring at 5.00 p.m. on :

(a) 30 September 2003; or

(b) the date on which Maxis first commits its capital expenditure on the 3G network ("3G Capex Date");

whichever is the later ("the Option Expiry Date"), provided always that in the event that the 3G Capex Date is delayed to a date later than 30 September 2003, Maxis and/or AWT shall provide at least four weeks prior written notice to MBNS of the extended 3G Capex Date and the Option Expiry Date shall automatically be extended to the extended 3G Capex Date.

The price payable by MBNS for subscription for each Exercised Option Share shall be its par value of RM1.00, which shall be paid in cash.

Maxis has granted a shareholder's advance of RM2.5 million to AWT and it is proposed that the shareholder's advance be capitalised as share capital of AWT on or before the exercise of the Option. This would result in the issued and paid-up share capital of AWT increasing from RM2 to RM2,500,002, divided into 2,500,002 ordinary shares of RM1.00 each.

Assuming that MBNS exercises the Option and subscribes for 25% of the enlarged issued and paid-up share capital of AWT, AWT would be required to issue 833,334 new ordinary shares of RM1.00 each in AWT. Consequently, the issued and paid-up share capital of AWT shall increase from RM2,500,002 to RM3,333,336 divided into 3,333,336 ordinary shares of RM1.00 each.

The Proposal has been reviewed and approved by the Audit Committee and Board of Directors of Maxis (with the exception of Y.M. Tunku Dato' Seri Mahmud bin Tunku Besar Burhanuddin, En. Khoo Teng Bin, En. Augustus Ralph Marshall and En. Tan Poh Ching who have abstained from the deliberations) in accordance with the procedures established by Maxis, for the scrutiny of related party transactions.

4. INFORMATION ON MBNS

MBNS was incorporated in Malaysia on 12 May 1992 as a private limited company under the Companies Act, 1965. The present authorised share capital of the company is RM102,850,000 comprising 100,000,000 ordinary shares of RM1.00 each and 285,000,000 Redeemable Convertible Preference Shares ("RCPS") of RM0.01 each. The issued and paid-up share capital of MBNS is 65,857,142 ordinary shares of RM1.00 each and 285,000,000 RCPS of RM0.01 each.

MBNS is the sole licensed provider of digital direct–to-home satellite pay television services in Malaysia under the ASTRO brand name. It operates a broadcast and production facility at the All Asia Broadcast Centre in Malaysia, from which it broadcasts direct-to-home TV and radio subscription services by satellite for reception

through individual subscriber set-top boxes.

The directors and major shareholders of MBNS and their respective shareholdings in MBNS as at 25 April 2003 are set out in Table 1 below.

5. RATIONALE FOR THE PROPOSAL

UMTS submitted a bid to the MCMC on 29 May 2002 for a block of IMT-2000 (3G) Spectrum. In the bid document, reference was made to the MOU dated 24 May 2002 between MBNS and Maxis for a strategic alliance for the provision of 3G mobile content and applications by MBNS.

In July 2002, UMTS was awarded a block of 3G Spectrum on the condition that a Detailed Business Plan ("DBP") to the satisfaction of the MCMC was submitted before the 3G Spectrum was assigned. A key factor which was material to the success of UMTS' bid was MBNS' participation as a strategic partner for the provision of 3G mobile content and applications, and as a proposed equity partner in AWT.

The MCMC subsequently awarded UMTS the 3G spectrum assignment for a period of fifteen (15) years from 2 April 2003 to 1 April 2018.

In consideration of MBNS' role and participation, and pursuant to the MOU, Maxis proposes to procure AWT to grant an option to MBNS to subscribe for new ordinary shares of RM 1.00 each in AWT up to 25% of the enlarged issued and paid up share capital in AWT.

The implementation of the Proposal would facilitate MBNS' role as a strategic partner in the provision of 3G mobile content and applications and make available to Maxis and/or UMTS 3G mobile content and applications, which is one of the critical factors to ensure a successful take-up rate of 3G services by consumers.

6. APPROVALS REQUIRED

The Proposal is subject to approval being obtained from Maxis' shareholders at a general meeting to be convened as well as the approvals of the directors and shareholders of MBNS. The Proposal is also subject to MBNS obtaining the relevant authorities' approvals.

7. FINANCIAL EFFECTS OF THE PROPOSAL

7.1 On Share Capital

The implementation of the Proposal will not have any effect on the issued and paid-up share capital of Maxis as it does not involve any issuance of new shares in Maxis.

7.2 On Net Tangible Assets ("NTA") and Earnings

The implementation of the Proposal is not expected to have any material effect on the consolidated NTA of Maxis neither will it have any material effect on the consolidated earnings of Maxis for the financial year ending 31 December 2003.

8. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

Usaha Tegas Sdn Bhd ("UTSB"), Pacific States Investment Limited ("PSIL"), Excorp Holdings N.V. ("Excorp") and PanOcean Management Limited ("PanOcean") who are major shareholders of Maxis with each having a deemed equity interest over 552,346,060 ordinary shares of RM0.10 each representing 22.54% of the share capital of Maxis, are also major shareholders of MBNS through ASTRO ALL ASIA NETWORKS Limited ("AAANL") which is the legal and beneficial owner of all the shares in MBNS.

Encik Ananda Krishnan Tatparanandam ("TAK") who is a major shareholder of Maxis with a deemed equity interest over 793,431,111 ordinary shares of RM0.10 each representing 32.37% of the share capital of Maxis, is also a major shareholder of MBNS with a deemed equity interest over 996,529,423 ordinary shares of USD0.10 each representing 84.056% of the share capital of AAANL. In addition, he is also a director of AAANL.

YBhg. Dato' Haji Badri Bin Haji Masri ("Dato' Badri") and Tuan Hj. Affendi Bin Tun Hj. Mohd Fuad Stephens ("AF") who are the major shareholders of Maxis with deemed equity interest over 592,527,665 ordinary shares of RM0.10 each representing 24.18% of the share capital of Maxis, are also directors of MBNS. AF also has a direct equity interest of 20,000 ordinary shares of RM0.10 each representing 0.0008% of the share capital of Maxis. In addition, Dato' Badri is also a director of AAANL.

Encik Mohamad Shahrin Bin Merican ("SM") who is a major shareholder of Maxis, via his direct equity interest and deemed equity interest over 130,000 and 592,527,665 ordinary shares of RM0.10 each representing 0.005% and 24.18% of the share capital of Maxis respectively, is also a director of certain subsidiaries of MBNS.

In this respect, UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, AF and SM will abstain from voting in respect of their direct and indirect shareholdings in Maxis.

Y.M. Tunku Dato' Seri Mahmud bin Tunku Besar Burhanuddin ("TM"), En. Khoo Teng Bin ("KTB"), En. Augustus Ralph Marshall ("RM") and En. Tan Poh Ching ("TPC") who are directors of Maxis are also directors of UTSB. Accordingly, TM, KTB, RM and TPC have abstained and will abstain from all deliberations and voting on this Proposal.

RM and TPC who are directors of Maxis are also directors of AAANL and MBNS. In addition, RM is also the Chief Executive Officer of AAANL and MBNS. TPC and RM do not have any equity interest in AAANL.

KTB, RM and TPC each has an equity interest of 500,000 ordinary shares of RM0.10 each representing 0.0204% in the share capital of Maxis held through nominees, while TM has an indirect equity interest of 490,000 ordinary shares of RM0.10 each representing 0.02% of the share capital of Maxis. KTB, RM and TPC will abstain from voting in respect of their indirect shareholdings in Maxis.

Save as disclosed above, none of the directors and/or major shareholders of Maxis and/or persons connected with them have any interest, direct or indirect, in the Proposal.

9. DIRECTORS' OPINION

The directors of the Company (other than those who are deemed interested in the Proposal as identified in Section 8 above) are of the opinion that the Proposal is in the best interest of Maxis.

This announcement is dated 28 April 2003.

Unquote

Table 1

The directors of MBNS and their respective shareholdings in MBNS as at 25 April 2003 are set out below:

Director	<-------No. of ordinary shares of RM1.00 each held------			
	------------Direct------------		------------Indirect---	
	No. of shares	%	No. of shares	
Augustus Ralph Marshall	-	-	-	
Haji Affendi Bin Tun Haji Mohd Fuad Stephens	-	-	-	
Tan Poh Ching	-	-	-	
Dato' Haji Badri Bin Haji Masri	-	-	-	
Chia Boon Lim	-	-	-	

The major shareholders of MBNS and their respective shareholdings in MBNS as at 25 April 2003 are set out below:

Major Shareholder	<------No. of ordinary shares of RM1.00 each held-----			
	---------Direct----------		-------Indirect--------	
	No. of shares	%	No. of shares	
ASTRO ALL ASIA NETWORKS Limited ("AAANL")	65,857,142	100	-	
Usaha Tegas Entertainment Systems Sdn. Bhd. ("UTES") [1]	-	-	65,857,142	
Usaha Tegas Sdn. Bhd	-	-	65,857,142	

("UTSB") [2]				
Pacific States Investment Limited ("PSIL") [3]	-	-	65,857,142	
Excorp Holdings N.V. ("Excorp") [4]	-	-	65,857,142	
PanOcean Management Limited ("PanOcean") [4]	-	-	65,857,142	
Ananda Krishnan Tatparanandam ("TAK") [5]	-	-	65,857,142	
Khazanah Nasional Berhad [6]	-	-	65,857,142	

Notes:

(1) Deemed interest by virtue of its interest in AAANL, the immediate holding company of MBNS.

(2) UTSB is deemed to have an interest in all of the shares in MBNS in which Mujur Nusantara Sdn Bhd ("MNSB"), Gerak Nusantara Sdn Bhd ("GNSB") and Sanjung Nusantara Sdn Bhd ("SNSB") and UTES (See Note (1) above) ("UT Subsidiaries") have an interest by virtue of UTSB being entitled to control the exercise of not less than 15 per cent of the equity interest in the UT Subsidiaries. MNSB, GNSB and SNSB hold their respective interests in MBNS as trustees under discretionary trusts for Bumiputera objects. As such UTSB does not have any economic interest in these shares.

(3) PSIL is deemed to have an interest in all of the shares in MBNS in which UTSB has an interest, by virtue of PSIL being entitled to control the exercise of not less than 15 per cent of the equity interest in UTSB. See Note (2) above.

(4) The shares in PSIL are held by Excorp. Please refer to Note (3) above. Excorp is in turn held by PanOcean. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes. Although PanOcean is deemed to have an interest in the shares of MBNS by virtue of the trust and related arrangements, it does not have any economic or beneficial interest in the shares.

(5) TAK is deemed to have an interest in the shares of MBNS in which:-

> *(a) PanOcean has a deemed interest in the shares of MBNS. Please refer to Note (4) above. Although TAK is deemed to have an interest in the shares of MBNS by virtue of the trust and related arrangements, he does not have any economic or beneficial interest in the shares of MBNS.*
> *(b) Berkat Nusantara ("BNSB"), Nusantara Cempaka Sdn Bhd ("NCSB") and Nusantara Delima Sdn Bhd ("NDSB") which are wholly-owned by MAI Sdn Berhad via intermediate holding companies. BNSB, NCSB and NDSB collectively hold 13.665% of the shares of MBNS under discretionary trusts for Bumiputera objects. As such TAK does not have any economic interest over the shares;*
> *(c) MNSB, GNSB and SNSB which are wholly-owned by UTSB via intermediate holding companies. MNSB, GNSB and SNSB collectively hold 1.302% of the shares of MBNS under discretionary trusts for Bumiputera objects. As such TAK does not have any economic interest over the shares;*
> *(d) East Asia Broadcast Network Systems N.V. ("EABNS"), Pacific Broadcast Systems N.V. ("PBS"), Home View Limited N.V. ("HVL") and Southpac Invetsments Limited N.V. ("SIL") which collectively hold 27.331% of the equity interest in MBNS. TAK is deemed to have an*

of the shares in their respective ultimate holding companies; and
(e) Ujud Cergas Sdn Bhd ("UCSB"), Metro Ujud Sdn Bhd ("MUSB"), Mujur Sanjung Sdn Bhd ("MSSB"), Prisma Gergasi Sdn Bhd ("PGSB") and Ujud Murni Sdn Bhd ("UMSB") which collectively hold 1.302% of the equity interest in MBNS. TAK is deemed to have an interest in the shares in MBNS held by UCSB, MUSB, MSSB, PGSB and UMSB by virtue of his control of the shares in their respective ultimate holding companies.
(collectively referred to as "AAANL Shareholders")
TAK is deemed to have an interest in all of the shares in MBNS in which the AAANL Shareholders have an interest by virtue of TAK being entitled to control the exercise of not less than 15 per cent of the equity interest in the ultimate holding companies of AAANL Shareholders.

(6) Deemed interest by virtue of its 15.944% equity interest in AAANL, the immediate holding company of MBNS.

APPENDIX C

General Announcement
Reference No **MM-030428-66595**

Submitting Merchant Bank	:	**RHB SAKURA MERCHANT BANKERS BERHAD**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**28/04/2003**

Type	:	**Announcement**
Subject	:	**Maxis Communications Berhad ("Maxis" / the "Company") Proposed acquisition of the entire issued and paid-up share capital of TIMECel Sdn Bhd ("TIMECel") comprising 1,293,884,000 ordinary shares of RM1.00 each ("TIMECel Shares") ("Proposed Acquisition")**

Contents :

The following announcement is released on behalf of Maxis Communications Berhad:-

QUOTE

Further to the announcements made on 18 September 2002, 12 December 2002, 26 December 2002 and 20 March 2003, the Board of Directors of Maxis is pleased to announce that the shareholders of the Company have, at its extraordinary general meeting ("EGM") convened earlier today, approved the resolution pertaining to the proposed acquisition of the entire issued and paid-up share capital of TIMECel comprising 1,293,884,000 TIMECel Shares, as set out in the Notice of EGM dated 12 April 2003.

The Proposed Acquisition remains subject to the fulfillment or waiver of certain outstanding conditions precedent as specified in the Sale and Purchase Agreement dated 18 September 2002 as amended and supplemented by the letter dated 12 December 2002 and a Supplemental Agreement dated 20 March 2003.

UNQUOTE

This announcement is dated 28 April 2003.

APPENDIX D

General Announcement
Reference No **MC-030430-66633**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**30/04/2003**

Type	:	**Announcement**
Subject	:	**NOTIFICATION PURSUANT TO PARAGRAPH 14.09 OF CHAPTER 14 OF THE LISTING REQUIREMENTS OF THE KUALA LUMPUR STOCK EXCHANGE (the "Exchange") (the "LR")**

Contents :

Maxis Communications Berhad ("Maxis" or the "Company") having received a notification pursuant to Paragraph 14.09 of Chapter 14 of the LR, from Tun Haji Mohammed Hanif bin Omar, a Director of the Company, do hereby notify the Exchange of his dealing in the securities of the Company as set out below :-

Transfer of 2,000,000 ordinary shares of RM0.10 each representing 0.0816% of the issued share capital of Maxis at RM5.30 each by way of a direct business transaction on 22 April 2003.

This Announcement is dated 30 April 2003.

APPENDIX E

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **MC-030429-42216**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **30/04/2003**
Information Compiled By KLSE

Particulars of Director

Name : **Tun Haji Mohammed Hanif Bin Omar**
Address : **No. 74, Jalan USJ 12/3B, 47630 Subang Jaya, Selangor Darul Ehsan**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Transferred	**22/04/2003**	**2,000,000**	**5.300**

Circumstances by reason of which change has occurred : **Shares transferred to Dian Tiara Sdn Bhd by way of a direct business transaction**
Nature of interest : **Beneficial Owner**
Consideration (if any) : **N/A**
Total no of securities after change:
Direct (units) : **1,000,000**
Direct (%) : **0.0408**
Indirect/deemed interest (units) : **594,527,665**
Indirect/deemed interest (%) : **24.2578**
Date of notice : **26/04/2003**
Remarks :
2,000,000 shares were transferred to Dian Tiara Sdn Bhd in which Tun Haji Mohammed Hanif Bin has a 99% direct equity interest.

APPENDIX F

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-030429-38783**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **30/04/2003**

Particulars of substantial Securities Holder

Name : **Tun Haji Mohammed Hanif Bin Omar ("THO")**
Address : **No. 74, Jalan USJ 12/3B, 47630 Subang Jaya, Selangor Darul Ehsan.**
NRIC/Passport No/Company No. : **390116-08-5111**
Nationality/Country of incorporation : **Malaysian**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Bumiputera-Commerce Nominees (Tempatan) Sdn Bhd
20th Floor, Menara Bumiputra
Jalan Melaka,
50100 Kuala Lumpur.
In respect of 2,000,000 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Transferred	**22/04/2003**	**2,000,000**	**5.300**

Circumstances by reason of which change has occurred : **Change in particulars of THO's direct beneficial equity interest in Maxis resulting from the disposal of 2,000,000 ordinary shares of RM0.10 each in Maxis representing 0.0816% equity interest in Maxis**
Nature of interest : **Deemed interest**
Direct (units) : **1,000,000**
Direct (%) : **0.0408**
Indirect/deemed interest (units) : **594,527,665**
Indirect/deemed interest (%) : **24.2578**
Total no of securities after change : **595,527,665**
Date of notice : **26/04/2003**

Remarks
There is no change to the number of shares over which the deemed interest is held.

The Registered holders of the remaining Maxis shares over which THO has an interest are set out below :

Bumiputra-Commerce Nominees (Tempatan) Sdn Bhd
20th Floor, Menara Bumiputra
Jalan Melaka
50100 Kuala Lumpur
In respect of 1,000,000 ordinary shares of RM0.10 each in Maxis

Dian Tiara Sdn Bhd
Suite 1608, Plaza Pengkalan
Jalan Tiong
3rd Mile, Jalan Ipoh
51100 Kuala Lumpur
In respect of 2,000,000 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 200,853,534 ordinary shares of RM0.10 each in Maxis

Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Anak Samudra Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 83,689,359 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 83,689,359 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis

Cabaran Mujur Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Nusantara Makmur Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 77,266,359 ordinary shares of RM0.10 each in Maxis

APPENDIX G

General Announcement
Reference No **MC-030506-66657**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**06/05/2003**

Type	:	**Announcement**
Subject	:	**UPDATE ON LITIGATION** **Kuala Lumpur High Court Civil Suit No: S6-22-728-2002.**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") wishes to provide the following updates in relation to the Company's announcements on 30 January 2003, 27 February 2003 (the Company's announcement on its Fourth Quarter Results), 11 March 2003 and 3 April 2003 in relation to the suit ("the Suit") commenced by Maxis Sdn Bhd against the Company and 6 of its subsidiaries (collectively, "the Maxis Group") vide Kuala Lumpur High Court Civil Suit No: S6-22-728-2002.

As stated in the earlier announcements, the Maxis Group's application to strike out Maxis Sdn Bhd's claim for want of a reasonable cause of action was heard by the Senior Assistant Registrar of the High Court ("the SAR") on 2 April 2003 and was fixed for delivery of the decision on 5 May 2003. The SAR delivered her decision on 5 May 2003 and dismissed the application with costs. The Maxis Group is appealing the decision of the SAR to the Judge in Chambers. No hearing date has been fixed in respect of the appeal.

In respect of the application by the Maxis Group for injunctive relief, the hearing set for 22 April 2003 has been postponed to 27 May 2003 for further mention to enable parties to exchange and settle all affidavits.

This Announcement is dated 6 May 2003

APPENDIX H

General Announcement
Reference No **MM-030507-67887**

Submitting Merchant Bank	:	**RHB SAKURA MERCHANT BANKERS BERHAD**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**07/05/2003**

Type : **Announcement**
Subject : **Maxis Communications Berhad ("Maxis" / the "Company")**
Proposed acquisition of the entire issued and paid-up share capital of TIMECel Sdn Bhd ("TIMECel") comprising 1,293,884,000 ordinary shares of RM1.00 each ("TIMECel Shares") ("Proposed Acquisition")

Contents :

The following announcement is released on behalf of Maxis Communications Berhad:-

QUOTE

Further to the announcements made on 18 September 2002, 12 December 2002, 26 December 2002, 20 March 2003 and 28 April 2003, the Board of Directors of Maxis is pleased to announce that the Company has today, completed the acquisition of the entire issued and paid-up share capital of TIMECel comprising 1,293,884,000 TIMECel Shares.

All the conditions precedent as specified in the sale and purchase agreement dated 18 September 2002 as amended and supplemented by the letter dated 12 December 2002 and a supplemental agreement dated 20 March 2003 have been fulfilled or waived, with the conditions of waiver having been fulfilled.

UNQUOTE

This announcement is dated 7 May 2003.

APPENDIX I

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-030508-62591**

Submitting Merchant Bank	:	N/A
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**09/05/2003**

Particulars of substantial Securities Holder

Name	:	**Hj. Affendi Bin Tun Hj. Mohd Fuad Stephens ("AF")**
Address	:	**12-C, Jalan Madge, 55000 Kuala Lumpur.**
NRIC/Passport No/Company No.	:	**590103-12-6013**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Bumiputra-Commerce Nominees (Tempatan) Sdn Bhd
- Pledged Securities Account for Affendi Bin Mohd Fuad Stephens
20th Floor, Menara Bumiputra
Jalan Melaka,
50100 Kuala Lumpur.
In respect of 20,000 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**23/08/2002**	**20,000**	**5.600**

Circumstances by reason of which change has occurred	:	**Change in particulars of AF's direct beneficial equity interest in Maxis resulting from the disposal of 20,000 ordinary shares of RM0.10 each in Maxis representing 0.0008% equity interest in Maxis**
Nature of interest	:	**Direct**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**592,527,665**
Indirect/deemed interest (%)	:	**24.18**
Total no of securities after change	:	**592,527,665**
Date of notice	:	**08/05/2003**

Remarks
Notification was received by the Company on 8 May 2003.

There is no change to the number of shares over which the deemed interest is held.

The Registered holders of the remaining Maxis shares over which AF has a deemed interest are set out below :

Usaha Kenanga Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 200,853,534 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Anak Samudra Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur

Dumai Maju Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 83,689,359 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis

Cabaran Mujur Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Nusantara Makmur Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 77,266,359 ordinary shares of RM0.10 each in Maxis

APPENDIX J

General Announcement
Reference No **MC-030507-63354**
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **10/05/2003**

Type : **Announcement**
Subject : **Notice of Intention to Deal In the shares of Maxis Communications Berhad ("Maxis" or "the Company") during closed period pursuant to Paragraph 14.08 of the Kuala Lumpur Stock Exchange ("KLSE") Listing Requirements ("LR")**

Contents :

The closed period as defined under Paragraph 14.04 of the Listing Requirements of the Kuala Lumpur Stock Exchange ("KLSE") in respect of dealing in the shares of Maxis by its directors and principal officers commenced on 26 April 2003 and will expire on 28 May 2003 ("Closed Period") pending the announcement by the Company of its financial results for the first financial quarter ended 31 March 2003.

Maxis has today received a notification from Y.A. Bhg. Tun Haji Mohammed Hanif bin Omar ("Tun Hanif"), the Chairman and a Director of the Company, pursuant to Paragraph 14.08(a) of the Listing Requirements of the KLSE that certain shareholders of Maxis, in which Tun Hanif has an indirect interest and referred to in Note (2) as the Harapan Nusantara Subsidiaries, intend to deal in the shares of Maxis during the Closed Period. Set out below is the current direct and indirect interests of Tun Hanif in the Company:-

No. of Ordinary Shares of RM0.10 each held			
Direct	**%**	**Indirect**	**%**
1,000,000 (1)	0.0408	594,527,665 (2)	24.2578

Notes :-

(1) Held through a nominee, namely, Bumiputra-Commerce Nominees (Tempatan) Sdn. Bhd.

(2) Deemed to have an interest in 592,527,665 shares of the Company in which Harapan Nusantara Sdn Bhd ("Harapan Nusantara") has an interest by virtue of his interest in Harapan Nusantara. Harapan Nusantara is deemed to have an interest in all of the shares of the Company in which Mujur Anggun Sdn Bhd ("MASB"), Cabaran Mujur Sdn Bhd, Anak Samudra Sdn Bhd ("ASSB"), Dumai Maju Sdn Bhd ("DMSB"), Nusantara Makmur Sdn Bhd ("NMSB"), Usaha Kenanga Sdn Bhd ("UKSB") and Tegas Sari Sdn Bhd ("TSSB") (collectively the "Harapan Nusantara Subsidiaries") have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of not less than 15% of the equity interest in each of the Harapan Nusantara Subsidiaries. MASB, ASSB, DMSB, NMSB and UKSB hold their respective interests in the Company as trustees under discretionary trusts for Bumiputera objects.

As such, Tun Hanif and Harapan Nusantara do not have any economic interest in Maxis

Tun Hanif is also deemed to have an interest over the remaining 2,000,000 shares of the Company held through Dian Tiara Sdn Bhd ("DTSB") by virtue of his interest in DTSB.

Details of the dealing will be announced to the KLSE within one (1) full market day following the dealing.



Maxis Communications Berhad (158400-V)
Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

P.O. Box 13447
50180 Kuala Lumpur
Malaysia

Tel : (603) 2330 7000
Fax : (603) 2330 0008

M4772-00009/LCB/CZH/rse



30 June 2003


RECEIVED
JUL - 7 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Application

Ladies and Gentlemen:

We refer to our letter dated 31 October 2002 seeking an exemption based upon Rule 12g3-2(b) pursuant to the Securities Exchange Act of 1934 ("the SE Act"), as amended.

We enclose herewith an update to Annex B as attached to the abovementioned letter for the period from 16 May 2003 to 15 June 2003, pursuant to Rule12g3-2(b)(1)(ii) of the SE Act. The list sets forth the information that the Company has filed with the Kuala Lumpur Stock Exchange and which is made public by such exchange.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director

Dipak Kaur
Secretary

Enclosures

c.c. Mr. Chris Holland

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Kuala Lumpur Stock Exchange ("KLSE")			
1. Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965 a) Harapan Nusantara Sdn. Bhd b) Tun Haji Mohammed Hanif Bin Omar c) Dato' Badri Bin Haji Masri d) Mohamad Shahrin Bin Merican e) Hj. Affendi Bin Tun Hj. Mohd Fuad Stephens	21 May 2003	KLSE Listing Requirements and Malaysian Companies Act, 1965	A
2. Announcement on Notice of Dealing in the shares of Maxis Communications Berhad during the closed period	22 May 2003 24 May 2003	KLSE Listing Requirements	B
3. Changes in Director's Interest Pursuant to Section 135 of the Companies Act, 1965 a) Tun HajiMohammed Hanif Bin Omar	26 May 2003	KLSE Listing Requirements and Malaysian Companies Act, 1965	C
4. Announcement on Maxis Communications Berhad Sixteenth Annual General Meeting	26 May 2003	KLSE Listing Requirements	D

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
5. Final Dividend	26 May 2003	KLSE Listing Requirements	E
6. Announcement on First Quarter Results for the Financial Period ended 31st March 2003	27 May 2003	KLSE Listing Requirements	F
7. Listing Circular	27 May 2003	KLSE Listing Requirements	G
8. Financial Results	27 May 2002	KLSE Listing Requirements	H
9. Announcement on Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a revenue or trading nature	28 May 2003	KLSE Listing Requirements	I
10. Changes in Substantial Shareholder's Interest Pursuant to Form 29C of the Companies Act, 1965 a) Usaha Kenanga Sdn Bhd b) Bagan Budiman Sdn Bhd c) Nusantara Tegas Sdn Bhd	28 May 2003	KLSE Listing Requirements and Malaysian Companies Act, 1965	J

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
11. Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965 a) Tun Haji Mohammed Hanif Bin Omar b) Dato' Haji Badri Bin Haji Masri c) Hj. Affendi Bin Tun Hj. Mohd Fuad Stephens d) Mohamad Shahrin Bin Merican e) Harapan Nusantara Sdn Bhd	28 May 2003	KLSE Listing Requirements and Malaysian Companies Act, 1965	K
12. Changes in Substantial Shareholder's Interest Pursuant to Form 29A of the Companies Act, 1965 a) Employees Provident Fund Board	3 June 2003	KLSE Listing Requirements and Malaysian Companies Act, 1965	L
13. Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965 a) Employees Provident Fund Board	3 June 2003	KLSE Listing Requirements and Malaysian Companies Act, 1965	M
14. Announcement on Extraordinary General Meeting	3 June 2003	KLSE Listing Requirements	N
15. Announcement on Maxis Communications Berhad	3 June 2003	KLSE Listing Requirements	O

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
16. Announcement on Notification Pursuant to Paragraph 14.09 of Chapter 14 of the Listing Requirements of The Kuala Lumpur Stock Exchange	3 June 2003	KLSE Listing Requirements	P
17. Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965 a) Harapan Nusantara Sdn Bhd b) Ananda Krishnan Tatparanandam c) Tun Haji Mohammed Hanif Bin Omar d) Hj. Affendi Bin Tun Haji Mohd Fuad Stephens e) Dato' Haji Badri Bin Haji Masri f) Mohamad Shahrin Bin Marican	5 June 2003	KLSE Listing Requirements and Malaysian Companies Act, 1965	Q
18. Announcement on Related Party Transaction pursuant to Paragraph 10.08 of the Kuala Lumpur Stock Exchange	3 June 2003	KLSE Listing Requirements	R
19. Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965 a) Employees Provident Fund	10 June 2003	KLSE Listing Requirements	S
20. Announcement on Maxis Mobile Sdn Bhd Settles with Equipment Supplier	11 June 2003	KLSE Listing Requirements	T

APPENDIX A

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-030521-89436**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **21/05/2003**

Particulars of substantial Securities Holder

Name : **Harapan Nusantara Sdn. Bhd. ("HNSB")**
Address : **Level 39, Menara Maxis,**
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
NRIC/Passport No/Company No. : **288612-K**
Nationality/Country of incorporation : **Incorporated in Malaysia**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Anak Samudra Sdn. Bhd. ("ASSB")
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 50,000,000 ordinary shares of RM0.10 each in Maxis.

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Usaha Kenanga Sdn. Bhd. ("UKSB")
8A floor, Wisma Genting
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 200,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Dumai Maju Sdn. Bhd. ("DMSB")
8A floor, Wisma Genting
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 50,000,000 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Transferred	**09/05/2003**	**50,000,000**	
Transferred	**09/05/2003**	**200,000,000**	
Transferred	**09/05/2003**	**50,000,000**	

Circumstances by reason of which change has occurred : **Change in the registered holder. The 50,000,000, 200,000,000 and 50,000,000 shares which were previously registered in the name ASSB, UKSB and DMSB respectively are now registered in the name of Libra Capital Markets Sendirian Berhad.**
Nature of interest : **Indirect**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **592,527,665**
Indirect/deemed interest (%) : **24.18**
Total no of securities after change : **592,527,665**
Date of notice : **13/05/2003**

Remarks
Notification was received by the Company on 21 May 2003.

There is no change to the number of shares over which the deemed interest is held.

The Registered holders of the remaining Maxis shares over which HNSB has a deemed interest are set out below :

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Anak Samudra Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 50,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Usaha Kenanga Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 200,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Dumai Maju Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 50,000,000 ordinary shares of RM0.10 each in Maxis

Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 853,534 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis

Cabaran Mujur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Nusantara Makmur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 77,266,359 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-030521-7F702**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **21/05/2003**

Particulars of substantial Securities Holder

Name : **Tun Haji Mohammed Hanif Bin Omar ("THO")**
Address : **No. 74, Jalan USJ 12/3B,**
47630 Petaling Jaya,
Selangor Darul Ehsan.
NRIC/Passport No/Company No. : **390116-08-5111**
Nationality/Country of incorporation : **Malaysian**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Anak Samudra Sdn. Bhd. ("ASSB")
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 50,000,000 ordinary shares of RM0.10 each in Maxis.

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Usaha Kenanga Sdn. Bhd. ("UKSB")
8A floor, Wisma Genting
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 200,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Dumai Maju Sdn. Bhd. ("DMSB")
8A floor, Wisma Genting
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 50,000,000 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Transferred	09/05/2003	50,000,000	
Transferred	09/05/2003	200,000,000	
Transferred	09/05/2003	50,000,000	

Circumstances by reason of which change has occurred : **Change in the registered holder. The 50,000,000, 200,000,000 and 50,000,000 shares which were previously registered in the name ASSB, UKSB and DMSB respectively are now registered in the name of Libra Capital Markets Sendirian Berhad.**
Nature of interest : **Indirect**
Direct (units) : **1,000,000**
Direct (%) : **0.0408**
Indirect/deemed interest (units) : **594,527,665**
Indirect/deemed interest (%) : **24.2578**
Total no of securities after change : **595,527,665**
Date of notice : **13/05/2003**

Remarks
Notification was received by the Company on 21 May 2003.

There is no change to the number of shares over which the deemed interest is held.

The Registered holders of the remaining Maxis shares over which THO has a deemed interest are set out below :

Bumiputra-Commerce Nominees (Tempatan) Sdn. Bhd.
20th Floor, Menara Bumiputra
Jalan Melaka
50100 Kuala Lumpur
In respect of 1,000,000 ordinary shares of RM0.10 each in Maxis

Dian Tiara Sdn. Bhd.
Suite 1608, Plaza Pengkalan
Jalan Tiong
3rd Mile, Jalan Ipoh
51100 Kuala Lumpur
In respect of 2,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Anak Samudra Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 50,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Usaha Kenanga Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 200,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Dumai Maju Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 50,000,000 ordinary shares of RM0.10 each in Maxis

Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 853,534 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis

Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Nusantara Makmur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 77,266,359 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-030521-51757**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**21/05/2003**

Particulars of substantial Securities Holder

Name	:	**Dato' Haji Badri Bin Haji Masri ("Dato' Badri")**
Address	:	**No. 6, Jalan SS5B/5, Kelana Jaya, 47301 Petaling Jaya, Selangor Darul Ehsan.**
NRIC/Passport No/Company No.	:	**440509-10-5163**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Anak Samudra Sdn. Bhd. ("ASSB")
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 50,000,000 ordinary shares of RM0.10 each in Maxis.

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Usaha Kenanga Sdn. Bhd. ("UKSB")
8A floor, Wisma Genting
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 200,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Dumai Maju Sdn. Bhd. ("DMSB")
8A floor, Wisma Genting
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 50,000,000 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Transferred	**09/05/2003**	**50,000,000**	
Transferred	**09/05/2003**	**200,000,000**	
Transferred	**09/05/2003**	**50,000,000**	

Circumstances by reason of which change has occurred	:	**Change in the registered holder. The 50,000,000, 200,000,000 and 50,000,000 shares which were previously registered in the name ASSB, UKSB and DMSB respectively are now registered in the name of Libra Capital Markets Sendirian Berhad.**
Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**592,527,665**
Indirect/deemed interest (%)	:	**24.18**
Total no of securities after change	:	**592,527,665**
Date of notice	:	**13/05/2003**

Remarks
Notification was received by the Company on 21 May 2003.

There is no change to the number of shares over which the deemed interest is held.

The Registered holders of the remaining Maxis shares over which Dato' Badri has a deemed interest

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Anak Samudra Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 50,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Usaha Kenanga Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 200,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Dumai Maju Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 50,000,000 ordinary shares of RM0.10 each in Maxis

Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 853,534 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis

Cabaran Mujur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Nusantara Makmur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 77,266,359 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-030521-64D51**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **21/05/2003**

Particulars of substantial Securities Holder

Name : **Mohamad Shahrin Bin Merican ("MSM")**
Address : **No. 458 Taman Ampang Utama,**
68000 Ampang,
Selangor Darul Ehsan.
NRIC/Passport No/Company No. : **550405-02-5529**
Nationality/Country of incorporation : **Malaysian**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Anak Samudra Sdn. Bhd. ("ASSB")
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 50,000,000 ordinary shares of RM0.10 each in Maxis.

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Usaha Kenanga Sdn. Bhd. ("UKSB")
8A floor, Wisma Genting
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 200,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Dumai Maju Sdn. Bhd. ("DMSB")
8A floor, Wisma Genting
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 50,000,000 ordinary shares of RM0.10 each in Maxis

Mohamad Shahrin Bin Merican
No. 458 Taman Ampang Utama,
68000 Ampang,
Selangor Darul Ehsan.
In respect of 130,000 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Transferred	**09/05/2003**	**50,000,000**	
Transferred	**09/05/2003**	**200,000,000**	
Transferred	**09/05/2003**	**50,000,000**	
Transferred	**13/05/2003**	**130,000**	

Circumstances by reason of which change has occurred : **Change in the registered holder. The 50,000,000, 200,000,000 and 50,000,000 shares which were previously registered in the name ASSB, UKSB and DMSB respectively are now registered in the name of Libra Capital Markets Sendirian Berhad.**

In addition, the 130,000 shares which were previously registered in the name of Ke-zan Nominees (Tempatan) Sdn. Bhd. are now registered in the name of MSM of which he is the beneficial owner of the Maxis shares.

Nature of interest : **Indirect**
Direct (units) : **130,000**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **592,527,665**
Indirect/deemed interest (%) : **24.18**

Total no of securities after change : **592,657,665**

Date of notice : **13/05/2003**

Remarks

Notification was received by the Company on 21 May 2003.

There is no change to the number of shares over which the deemed interest is held.

The Registered holders of the remaining Maxis shares over which MSM has a deemed interest are set out below :

Mohamad Shahrin Bin Merican
No. 458 Taman Ampang Utama,
68000 Ampang,
Selangor Darul Ehsan.
In respect of 130,000 ordianry shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Anak Samudra Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 50,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Usaha Kenanga Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 200,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Dumai Maju Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 50,000,000 ordinary shares of RM0.10 each in Maxis

Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 853,534 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn. Bhd.
Level 39, Menara Maxis,

50088 Kuala Lumpur
In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis

Cabaran Mujur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Nusantara Makmur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 77,266,359 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-030521-603B6**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	21/05/2003

Particulars of substantial Securities Holder

Name	:	**Hj. Affendi Bin Tun Hj. Mohd Fuad Stephens ("AF")**
Address	:	**12-C, Jalan Madge, 55000 Kuala Lumpur.**
NRIC/Passport No/Company No.	:	**590103-12-6013**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Anak Samudra Sdn. Bhd. ("ASSB")
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 50,000,000 ordinary shares of RM0.10 each in Maxis.

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Usaha Kenanga Sdn. Bhd. ("UKSB")
8A floor, Wisma Genting
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 200,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Dumai Maju Sdn. Bhd. ("DMSB")
8A floor, Wisma Genting
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 50,000,000 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Transferred	09/05/2003	50,000,000	
Transferred	09/05/2003	200,000,000	
Transferred	09/05/2003	50,000,000	

Circumstances by reason of which change has occurred	:	**Change in the registered holder. The 50,000,000, 200,000,000 and 50,000,000 shares which were previously registered in the name ASSB, UKSB and DMSB respectively are now registered in the name of Libra Capital Markets Sendirian Berhad.**
Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**592,527,665**
Indirect/deemed interest (%)	:	**24.18**
Total no of securities after change	:	**592,527,665**
Date of notice	:	**13/05/2003**

Remarks
Notification was received by the Company on 21 May 2003.

There is no change to the number of shares over which the deemed interest is held.

The Registered holders of the remaining Maxis shares over which AF has a deemed interest are set out below :

- Libra Asia Securities Limited for Anak Samudra Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 50,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Usaha Kenanga Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 200,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Dumai Maju Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 50,000,000 ordinary shares of RM0.10 each in Maxis

Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 853,534 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis

Cabaran Mujur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Nusantara Makmur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 77,266,359 ordinary shares of RM0.10 each in Maxis

APPENDIX B

General Announcement
Reference No **MC-030522-63367**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**22/05/2003**

Type	:	**Announcement**
Subject	:	**Notice of Dealing in the shares of Maxis Communications Berhad ("Maxis" or "the Company") during the closed period**

Contents :

The closed period as defined under Paragraph 14.04 of the Listing Requirements of the Kuala Lumpur Stock Exchange ("KLSE") in respect of dealing in the shares of Maxis by its directors and principal officers commenced on 26 April 2003 and will expire on 28 May 2003 ("Closed Period") pending the announcement by the Company of its financial results for the first financial quarter ended 31 March 2003.

Maxis had, on 10 May 2003 announced the receipt of a notification from Y.A. Bhg. Tun Haji Mohammed Hanif bin Omar ("Tun Hanif"), the Chairman and a Director of the Company, pursuant to Paragraph 14.08(a) of the Listing Requirements of the KLSE of the intention of certain shareholders of Maxis, in which Tun Hanif has an indirect interest to deal in the shares of Maxis during the Closed Period.

Further to the aforesaid announcement, Maxis has today received a notification from Tun Hanif pursuant to Paragraph 14.08(c) of the Listing Requirements of the KLSE that Usaha Kenanga Sdn Bhd ("UKSB"), a company in which Tun Hanif has an indirect interest and a shareholder of Maxis, had, on 21 May 2003, disposed of 160,000,000 Maxis shares held via its nominee, Libra Capital Markets Sendirian Berhad, and which shares represent 6.53% of the total issued and paid-up share capital of Maxis, at the price of RM5.10 per share.

Although Tun Hanif is deemed to have an interest in the Maxis shares held by UKSB (please refer to Note 2 below), he does not have any economic interest in such shares since UKSB holds its interests in Maxis as a trustee under a discretionary trust for Bumiputera objects.

As a result of the above-mentioned dealing, Tun Hanif's current direct and indirect interests in Maxis are as follows:

No. of Ordinary Shares of RM0.10 each held			
Direct	**%**	**Indirect**	**%**
1,000,000 (1)	0.04	434,527,665 (2)	17.73

<u>Notes :-</u>

(1) Held through a nominee, namely, Bumiputra-Commerce Nominees (Tempatan) Sdn. Bhd.

(2) Deemed to have an interest in 432,527,665 shares of the Company in which Harapan

Harapan Nusantara. Harapan Nusantara is deemed to have an interest in all of the shares of the Company in which UKSB, Anak Samudra Sdn Bhd ("ASSB"), Dumai Maju Sdn Bhd ("DMSB"), Mujur Anggun Sdn Bhd ("MASB"), Cabaran Mujur Sdn Bhd, Nusantara Makmur Sdn Bhd ("NMSB"), and Tegas Sari Sdn Bhd ("TSSB") (collectively the "Harapan Nusantara Subsidiaries") have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of not less than 15% of the equity interest in each of the Harapan Nusantara Subsidiaries. UKSB, ASSB, DMSB, MASB and NMSB hold their respective interests in the Company as trustees under discretionary trusts for Bumiputera objects. As such, Tun Hanif and Harapan Nusantara do not have any economic interest in Maxis shares held by the Harapan Nusantara Subsidiaries.

Tun Hanif is also deemed to have an interest over the remaining 2,000,000 shares of the Company held through Dian Tiara Sdn Bhd ("DTSB") by virtue of his interest in DTSB.

General Announcement
Reference No **MC-030524-40840**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**24/05/2003**

Type : **Announcement**
Subject : **Notice of dealings in the shares of Maxis Communications Berhad ("Maxis" or "the Company") during the closed period**

Contents :

The closed period as defined under Paragraph 14.04 of the Listing Requirements of the Kuala Lumpur Stock Exchange ("KLSE") in respect of dealing in the shares of Maxis by its directors and principal officers commenced on 26 April 2003 and will expire on 28 May 2003 ("Closed Period") pending the announcement by the Company of its financial results for the first financial quarter ended 31 March 2003.

Maxis had, on 10 May 2003 announced the receipt of a notification from Y.A. Bhg. Tun Haji Mohammed Hanif bin Omar ("Tun Hanif"), the Chairman and a Director of the Company, pursuant to Paragraph 14.08(a) of the Listing Requirements of the KLSE of the intention of certain shareholders of Maxis, in which Tun Hanif has an indirect interest to deal in the shares of Maxis during the Closed Period.

Further to the aforesaid announcement, Maxis has today received a notification from Tun Hanif pursuant to Paragraph 14.08(c) of the Listing Requirements of the KLSE that the following shareholders of Maxis, in which Tun Hanif has an indirect interest, have dealt in the shares of Maxis on 23 May 2003:

1. Usaha Kenanga Sdn Bhd ("UKSB") - disposal of 20,000,000 Maxis shares held via its nominee, Libra Capital Markets Sendirian Berhad, and which shares represent 0.82% of the total issued and paid-up share capital of Maxis at the price of RM5.10 per share;

2. Anak Samudra Sdn Bhd ("ASSB") - disposal of 40,000,000 Maxis shares held via its nominee, Libra Capital Markets Sendirian Berhad, and which shares represent 1.63% of the total issued and paid-up share capital of Maxis at the price of RM5.10 per share; and

3. Dumai Maju Sdn Bhd ("DMSB") - disposal of 40,000,000 Maxis shares held via its nominee, Libra Capital Markets Sendirian Berhad, and which shares represent 1.63% of the total issued and paid-up share capital of Maxis at the price of RM5.10 per share.

Although Tun Hanif is deemed to have an interest in the Maxis shares held by UKSB, ASSB and DMSB (please refer to Note 2 below), he does not have any economic interest in such Maxis shares held by these companies since these companies hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

As a result of the above-mentioned dealings, Tun Hanif's current direct and indirect interests in Maxis are as follows:

No. of Ordinary Shares of RM0.10 each held				

Direct	%	Indirect	%
1,000,000 (1)	0.04	334,527,665 (2)	13.65

Notes :-

(1) Held through a nominee, namely, Bumiputra-Commerce Nominees (Tempatan) Sdn. Bhd.

(2) Deemed to have an interest in 332,527,665 shares of the Company in which Harapan Nusantara Sdn Bhd ("Harapan Nusantara") has an interest by virtue of his interest in Harapan Nusantara. Harapan Nusantara is deemed to have an interest in all of the shares of the Company in which UKSB, ASSB, DMSB, Mujur Anggun Sdn Bhd ("MASB"), Cabaran Mujur Sdn Bhd, Nusantara Makmur Sdn Bhd ("NMSB"), and Tegas Sari Sdn Bhd ("TSSB") (collectively the "Harapan Nusantara Subsidiaries") have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of not less than 15% of the equity interest in each of the Harapan Nusantara Subsidiaries. UKSB, ASSB, DMSB, MASB and NMSB hold their respective interests in the Company as trustees under discretionary trusts for Bumiputera objects. As such, Tun Hanif and Harapan Nusantara do not have any economic interest in Maxis shares held by the Harapan Nusantara Subsidiaries.

Tun Hanif is also deemed to have an interest over the remaining 2,000,000 shares of the Company held through Dian Tiara Sdn Bhd ("DTSB") by virtue of his interest in DTSB.

This announcement is dated 24 May 2003.

APPENDIX C

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Reference No **MC-030526-60637**

Submitting Merchant Bank : **N/A**
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **26/05/2003**

Information Compiled By KLSE

Particulars of Director

Name : **Tun Haji Mohammed Hanif Bin Omar**
Address : **No. 74, Jalan USJ 12/3B,**
47630 Subang Jaya,
Selangor Darul Ehsan.
Descriptions(Class & nominal value) : **Ordinary Share of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**21/05/2003**	**160,000,000**	**5.100**
Disposed	**23/05/2003**	**20,000,000**	**5.100**
Disposed	**23/05/2003**	**40,000,000**	**5.100**
Disposed	**23/05/2003**	**40,000,000**	**5.100**

Circumstances by reason of which change has occurred : **Decrease in the voting shares of Maxis over which deemed interest subsists by virtue of the disposals by Anak Samudra Sdn. Bhd., Usaha Kenanga Sdn. Bhd. and Dumai Maju Sdn. Bhd. of 40,000,000, 180,000,000 and 40,000,000 Maxis shares respectively, held via its nominee, Libra Capital Markets Sendirian Berhad, of the Maxis shares, as set out above.**
Nature of interest : **Indirect**
Consideration (if any) :

Total no of securities after change:

Direct (units) : **1,000,000**
Direct (%) : **0.0408**
Indirect/deemed interest (units) : **334,527,665**
Indirect/deemed interest (%) : **13.65**
Date of notice : **23/05/2003**
Remarks :

The 1,000,000 ordinary shares of RM0.10 each in Maxis is held through a nominee, namely, Commerce Nominees (Tempatan) Sdn. Bhd.

THO is deemed to have an interest in 332,527,665 shares of the Company in which Harapan Nusantara Sdn. Bhd. ("Harapan Nusantara") has an interest by virtue of his interest in Harapan Nusantara. Harapan Nusantara is deemed to have an interest in all of the shares of the Company in which Usaha Kenanga Sdn. Bhd. ("UKSB"), Anak Samudra Sdn. Bhd. ("ASSB"), Dumai Maju Sdn. Bhd. ("DMSB"), Mujur Anggun Sdn. Bhd. ("MASB"), Cabaran Mujur Sdn. Bhd., Nusantara Makmur Sdn. Bhd. and Tegas Sari Sdn. Bhd. (collectively the "Harapan Nusantara Subsidiaries") have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of not less than 15% of the equity interest in each of the Harapan Nusantara Subsidiaries. UKSB, ASSB, DMSB, MASB and NMSB hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects. As such, THO and Harapan Nusantara do not have any economic interest in Maxis shares held by the Harapan Nusantara Subsidiaries.

THO also deemed to have an interest over the remaining 2,000,000 shares of Maxis held through Dian Tiara Sdn. Bhd ("DTSB") by virtue of his interest in DTSB.

APPENDIX D

General Announcement
Reference No **MC-030526-58292**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/05/2003**

Type : **Announcement**
Subject : **Maxis Communications Berhad**
- Sixteenth Annual General Meeting

Contents :

Maxis Communications Berhad ("Maxis" or " the Company") is pleased to advise that the Sixteenth Annual General Meeting of the Company will be held on Thursday, 19 June 2003 at 10.00 a.m at:-
Grand Ballroom,
Mandarin Oriental, Kuala Lumpur,
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia

The notice of the said meeting is attached.


Notice Ad NST.pdf

MAXIS COMMUNICATIONS BERHAD
(158400-V)
INCORPORATED IN MALAYSIA

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Sixteenth Annual General Meeting of MAXIS COMMUNICATIONS BERHAD ("the Company") will be held on Thursday, 19 June 2003 at 10.00 a.m. at Grand Ballroom, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia for the following purposes :-

Agenda

1. To receive the Directors' Report and the Financial Statements for the financial year ended 31 December 2002 and the Auditors' Report thereon. **Resolution 1**
2. To declare a final gross dividend of 12.5 sen per ordinary share less Malaysian income tax at 28% for the financial year ended 31 December 2002. **Resolution 2**
3. To approve Directors' fee of RM312,000 for the financial year ended 31 December 2002. **Resolution 3**
4. To re-elect as a Director, En. Augustus Ralph Marshall, who retires by rotation pursuant to Article 114 of the Company's Articles of Association. **Resolution 4**
5. To re-elect the following Directors who retire pursuant to Article 121 of the Company's Articles of Association :-
   (i) Y. Bhg. Dato' Jamaludin bin Ibrahim **Resolution 5**
   (ii) Y. A. M. Dato' Seri Syed Anwar Jamalullail **Resolution 6**
   (iii) The Lord Killearn **Resolution 7**
   (iv) Mr. Timothy Hugh Ling **Resolution 8**
6. To re-appoint PricewaterhouseCoopers as Auditors of the Company and to authorise the Directors to fix their remuneration. **Resolution 9**

As Special Business :

To consider and if thought fit, to pass the following Resolution :-

7. Ordinary Resolution
   Authority to Issue Shares pursuant to Section 132D of the Companies Act, 1965
   THAT, pursuant to Section 132D of the Companies Act, 1965 ("the Act"), the Directors be and are hereby authorised to issue shares in the Company at any time until the conclusion of the next Annual General Meeting and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be issued does not exceed ten per cent (10%) of the issued share capital of the Company for the time being, subject always to the approval of all the relevant regulatory bodies, if required, being obtained for such allotment and issue. **Resolution 10**

BY ORDER OF THE BOARD

DIPAK KAUR
LS 5204
Company Secretary

27 May 2003
Kuala Lumpur

NOTES :

1. A member of the Company entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend and vote for him. A proxy may but need not be a member of the Company.
2. The instrument appointing a proxy shall :-
   i) in case of individual, be signed by the appointor or by his attorney; and
   ii) in the case of a corporation, be either under its common seal or signed by its attorney or by an officer on behalf of the corporation.
3. Where a member appoints more than one (1) proxy the appointment shall be invalid unless he specifies the proportions of his holdings to be represented by each proxy.
4. Where a member of the Company is an authorised nominee, it may appoint at least one (1) proxy in respect of each securities account it holds to which ordinary shares in the Company are credited. Each appointment of proxy by an authorised nominee shall be by a separate instrument of proxy which shall specify the securities account number and the name of the beneficial owner for whom the authorised nominee is acting.
5. The instrument appointing a proxy must be deposited at the registered office of the Company at Level 18, Menara Maxis, Kuala Lumpur City Centre, off Jalan Ampang, 50088 Kuala Lumpur, Malaysia not less than 48 hours before the time appointed for holding the meeting or adjourned meeting.

Explanatory Notes on Special Business :

RESOLUTION 10

This Ordinary Resolution, if passed, is to give the Directors of the Company flexibility to issue and allot shares for such purposes as the Directors in their absolute discretion consider to be in the interest of the Company, without having to convene a general meeting subject to the limitation that the shares to be issued do not exceed ten percent (10%) of the issued share capital of the Company for the time being. This authority will expire at the next Annual General Meeting of the Company.

NOTICE OF DIVIDEND PAYMENT

Notice is hereby given that, subject to the approval of the shareholders at the Annual General Meeting to be held on 19 June 2003, a final gross dividend of 12.5 sen per share less 28% Malaysian Income Tax for the financial year ended 31 December 2002 will be paid on 24 July 2003 to Depositors registered in the Record of Depositors at the close of business on 4 July 2003.

A Depositor shall qualify for entitlement to the dividend only in respect of :

a) Shares transferred to the Depositor's securities account before 4.00pm on 4 July 2003 in respect of transfers; and
b) Shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.


maxis.

www.maxis.com.my

MCM/1277/03 NST: 27cm x 16.2cm (W)

APPENDIX E

Entitlements (Notice of Book Closure)
Reference No **MC-030522-52221**

Submitting Merchant Bank : **N/A**
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **26/05/2003**
EX-date :**02/07/2003**
Entitlement date :**04/07/2003**
Entitlement time :**05:00:00 PM**
Entitlement subject :**Final Dividend**
Entitlement description:
Final gross dividend of 12.5 sen per share less 28% Malaysian Income Tax
Period of interest payment : to
For year ending/Period ending/ended :**31/12/2002**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements : to
Registrar's name ,address, telephone no:
Signet Share Registration Services Sdn. Bhd.
11th Floor, Tower Block,
Kompleks Antarabangsa,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
Tel No. : 603-21454337
Payment date :**24/07/2003**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**04/07/2003**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :
c) Securities bought on KLSE on a cum entitlement basis according to the Rules of the KLSE.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**RM**
Entitlement in RM (RM) :**0.125**
Remarks
The payment of the final dividend gross dividend of 12.5 sen per share less 28% Malaysian Income Tax, is subject to the approval of the shareholders of the Company at the Sixteenth Annual General Meeting scheduled to be held on 19 June 2003

APPENDIX F

General Announcement
Reference No **MC-030527-68235**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**27/05/2003**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS")** **First Quarter Results for the Financial Period ended 31st March 2003** **- Press Release**

Contents :

Please find below Maxis' Press Release on its First Quarter Results for the financial period ended 31 March 2003:-

Maxis' Revenue Up 21% To RM1,046.7 million

Kuala Lumpur (27 May 2003): Maxis Communications Berhad ("Maxis") announced its first quarter results for the period ended 31 March 2003 with revenue of RM1,046.7 million, earnings before interest, taxation, depreciation and amortisation (EBITDA) of RM535.6 million and profit after tax of RM289.0 million.

Q103 on Q102 Results
In comparison with the first quarter of 2002, revenue increased 21%, EBITDA grew 10%, whilst profit after tax decreased by 4%.

However, the first quarter of 2002 had significant one-off non-recurring benefits from bonus write-backs and settlement discounts received. Eliminating the one-off items in both quarters, the underlying EBITDA and profit after tax grew by 17% and 5% respectively over the previous year's corresponding quarter.

Revenue growth was spurred by the increase in the net subscriber base and growth in mobile data. Maxis' mobile data revenue increased by 150% to RM104.6 million as a consequence of a 110% surge in the volume of billable Short Messaging Services. This is due to Maxis' aggressive roll-out and promotion of exciting data services including enhanced Java games, m-commerce services, downloads and other SMS-based services.

Maxis' ARPU for postpaid increased from RM158 to RM167 in the same period, on account of higher minutes of use (MOU). This was due to more usage by new subscribers as well as additional customers on the m-plans. Prepaid ARPU, however, declined slightly from RM66 to RM65 mainly due to lower MOU per subscriber.

Blended churn rate remained stable at 19%. Bad debts, as a percentage of mobile postpaid revenue, dropped to 1.0% from 2.9% previously.

Q103 on Q402 Results
Compared to the fourth quarter of 2002, revenue increased by 2%, EBITDA 11%, whilst profit after tax grew by 19%. Mobile data continued to show strong growth with revenue increasing to RM104.6 million from RM82.5 million. In terms of subscriber growth, Maxis added some 150,000 net subscribers to 3.25 million.

Both quarters had significant one-off non-recurring items. If these one-off items were excluded, the underlying EBITDA and profit after tax growth would be 6% and 4% respectively.

Postpaid and prepaid ARPU showed a slight decrease, from RM170 to RM167 and RM67 to RM65 respectively due to lower MOU.

Blended churn rate improved to 19% from 21%. Bad debts, as a percentage of mobile postpaid revenue, dropped to 1.0% from 2.1% previously.

Maxis' Chairman, Tun Mohammed Hanif Omar said, "These positive results demonstrate the strength of our quality services and offerings in attracting and retaining premium customers, and further affirm our customers' confidence in Maxis. This is reflected by our stable blended ARPU, stable churn and low bad debt".

Maxis' Chief Executive Officer, Dato' Jamaludin Ibrahim said, "Our premium customers and the continued adoption of data services will provide a solid base for us to launch more data services such as Multimedia Messaging Service (MMS), Location Based Services (LBS) and many more".

On outlook, he said that, while there are obviously challenges ahead, the completion of Maxis' acquisition of TIMECel would soon result in enhanced network quality and coverage for both sets of customers.

"The integration is progressing well. As we move forward, we will focus on securing the benefits of the acquisition including the additional spectrum, reuse of network equipment and network sites, subscriber growth and economies of scale," he added.

- End -

APPENDIX G

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 17535 OF 2003

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **27/05/2003**

Subject : MAXIS - NOTICE OF BOOK CLOSURE

Contents :

Final dividend of 12.5 sen gross per share less 28% Malaysian income tax.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"] as from : [2 July 2003]

2) The last date of lodgement : [4 July 2003]

3) Date Payable : [24 July 2003]

APPENDIX H

Financial Results

Reference No **MC-030527-64455**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**27/05/2003**
Quarterly report for the financial period ended	:	**31/03/2003**
Quarter	:	**1**
Financial Year End	:	**31/12/2003**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

1Q03 REPORT.pdf

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
31/03/2003

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2003	31/03/2002	31/03/2003	31/03/2002
		RM'000	RM'000	RM'000	RM'000
1	Revenue	1,046,700	863,600	1,046,700	863,600
2	Profit/(loss) before tax	387,800	379,800	387,800	379,800
3	Profit/(loss) after tax and minority interest	289,000	301,400	289,000	301,400
4	Net profit/(loss) for the period	289,000	301,400	289,000	301,400
5	Basic earnings/ (loss) per shares (sen)	11.80	14.90	11.80	14.90
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible	1.2800	1.2400

assets per share
(RM)

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Remarks :



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE FIRST QUARTER ENDED 31 MARCH 2003

ANNOUNCEMENT

The Board of Directors of Maxis Communications Berhad ("Maxis" or "the Company") is pleased to announce the following unaudited consolidated results for the first quarter ended 31 March 2003 and should be read in conjunction with the audited annual financial statements for the year ended 31 December 2002.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER			CUMULATIVE QUARTER		
		QUARTER ENDED 31/03/2003 (Unaudited)	QUARTER ENDED 31/03/2002 (Audited)	+ -	**PERIOD ENDED 31/03/2003 (Unaudited)**	PERIOD ENDED 31/03/2002 (Audited)	+ -
		RM' m	RM' m	%	**RM' m**	RM' m	%
Revenue	8	**1,046.7**	863.6	+21	**1,046.7**	863.6	+21
Interconnect expenses, Universal Service Provision contributions and direct cost of sales		**(271.8)**	(208.1)		**(271.8)**	(208.1)	
Gross profit		**774.9**	655.5	+18	**774.9**	655.5	+18
Other operating income		**14.5**	6.2		**14.5**	6.2	
Administrative expenses		**(225.8)**	(172.9)		**(225.8)**	(172.9)	
Network operation costs		**(154.1)**	(95.9)		**(154.1)**	(95.9)	
Other operating expenses		**(6.1)**	(1.1)		**(6.1)**	(1.1)	
Profit from operations	8	**403.4**	391.8	+3	**403.4**	391.8	+3
Finance costs		**(15.6)**	(12.0)		**(15.6)**	(12.0)	
Profit before taxation [(1)]	22	**387.8**	379.8	+2	**387.8**	379.8	+2
Taxation	15	**(98.8)**	(78.4)		**(98.8)**	(78.4)	
Profit after taxation	22	**289.0**	301.4	-4	**289.0**	301.4	-4
Earnings per share:		**Sen**	Sen		**Sen**	Sen	
- Basic	23	**11.8**	14.9		**11.8**	14.9	
- Diluted	23	**11.8**	14.9		**11.8**	14.9	



UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS (Continued)

Note:

[1] The profit before taxation has been arrived at after (crediting)/charging:

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/03/2003 (Unaudited)	QUARTER ENDED 31/03/2002 (Audited)	**PERIOD ENDED 31/03/2003 (Unaudited)**	PERIOD ENDED 31/03/2002 (Audited)
	RM' m	RM' m	**RM' m**	RM' m
Interest income	**(14.5)**	(6.1)	**(14.5)**	(6.1)
Depreciation	**146.7**	100.9	**146.7**	100.9



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE FIRST QUARTER ENDED 31 MARCH 2003

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 31/03/2003 (Unaudited)	AS AT 31/12/2002 (Audited)
		RM' m	RM' m
NON-CURRENT ASSETS			
Property, plant and equipment	9 (a)	**3,688.5**	3,630.3
Intangible asset	1 (a)	**50.0**	-
		3,738.5	3,630.3
CURRENT ASSETS			
Inventories		**259.6**	215.5
Debtors		**591.5**	604.4
Deposits with licensed banks		**2,053.8**	1,821.1
Cash and bank balances		**47.7**	28.6
		2,952.6	2,669.6
CURRENT LIABILITIES			
Provisions for liabilities and charges		**62.3**	87.0
Creditors		**2,061.9**	1,924.7
Borrowings (secured and interest bearing)	19	**53.6**	57.7
Taxation		**93.0**	64.1
Dividend payable		**147.0**	-
		2,417.8	2,133.5
NET CURRENT ASSETS		**534.8**	536.1
NON-CURRENT LIABILITIES			
Creditors		**211.7**	250.2
Borrowings (secured and interest bearing)	19	**727.2**	727.3
Deferred taxation		**144.8**	141.3
		1,083.7	1,118.8
		3,189.6	3,047.6
CAPITAL AND RESERVES			
Share capital		**245.1**	245.1
Share premium		**3,265.9**	3,265.9
Proposed dividend reserve		**220.6**	367.6
Accumulated losses		**(542.0)**	(831.0)
		3,189.6	3,047.6
		RM	RM
NET TANGIBLE ASSETS PER SHARE		**1.28**	1.24



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE FIRST QUARTER ENDED 31 MARCH 2003

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Issued and fully paid		Non-distributable		Distributable		
Period ended 31/3/2003 (Unaudited)	Note	Number of shares	Nominal value	Share premium	Capital redemption reserve	Proposed dividend reserve	Accumulated losses	Total
		' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
Balance as at 1/1/2003		2,450.9	245.1	3,265.0	0.9	367.6	(831.0)	3,047.6
Profit after taxation for the 3 month period		-	-	-	-	-	289.0	289.0
Interim dividend for the financial year ended 31/12/2002		-	-	-	-	(147.0)	-	(147.0)
Balance as at 31/3/2003		2,450.9	245.1	3,265.0	0.9	220.6	(542.0)	3,189.6

		Issued and fully paid		Non-distributable		Distributable		
Period ended 31/3/2002 (Audited)	Note	Number of shares	Nominal value	Share premium	Capital redemption reserve	Proposed dividend reserve	Accumulated losses	Total
		' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
Balance as at 1/1/2002		157.9	157.9	2,664.7	-	-	(1,412.2)	1,410.4
Profit after taxation for the 3 month period		-	-	-	-	-	301.4	301.4
Balance as at 31/3/2002		157.9	157.9	2,664.7	-	-	(1,110.8)	1,711.8



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE FIRST QUARTER ENDED 31 MARCH 2003

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	CUMULATIVE QUARTER	
	PERIOD ENDED 31/03/2003 (Unaudited)	PERIOD ENDED 31/03/2002 (Audited)
	RM' m	RM' m
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit after taxation	289.0	301.4
Adjustments for:		
Depreciation of property, plant and equipment	146.7	100.9
Interest income	(14.5)	(6.1)
Interest expense	15.6	12.0
Taxation	98.8	78.4
Unrealised loss on foreign exchange	0.7	0.4
(Write-back of allowance) /allowance for:		
- inventories' obsolescence	(0.2)	3.5
- doubtful debts	0.2	5.1
Bad debts written off	9.4	15.2
Write-back of provision for:		
- staff incentive scheme	(3.0)	(5.5)
- legal claims and network construction costs	(0.2)	-
	253.5	203.9
Operating profit before changes in working capital	542.5	505.3
Changes in working capital	8.4	(0.8)
Cash generated from operations	550.9	504.5
Interest received	13.5	5.5
Taxation paid	(64.6)	(79.8)
Payment under staff incentive scheme	(21.5)	(15.2)
Net cash flow from operating activities	478.3	415.0
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(204.9)	(186.1)
Payment of 3G spectrum	(10.0)	-
Net cash flow from investing activities	(214.9)	(186.1)



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE FIRST QUARTER ENDED 31 MARCH 2003

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Continued)

	CUMULATIVE QUARTER	
	PERIOD ENDED 31/03/2003 (Unaudited)	PERIOD ENDED 31/03/2002 (Audited)
	RM' m	RM' m
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of hire purchase and finance lease principals and interests	**(2.1)**	(3.0)
Repayment of term and syndicated loans	**(0.1)**	(0.1)
Repayment of promissory notes	**(2.0)**	-
Interest paid	**(7.4)**	(11.4)
Net cash flow from financing activities	**(11.6)**	(14.5)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**251.8**	214.4
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	**1,849.7**	794.5
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**2,101.5**	1,008.9



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE FIRST QUARTER ENDED 31 MARCH 2003

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH MASB STANDARD 26, PARAGRAPH 16

1. ACCOUNTING POLICIES

The quarterly condensed financial report has been prepared based on:

(i) The requirements of the Malaysian Accounting Standards Board ("MASB") Standard 26 – Interim Financial Reporting; and
(ii) Paragraph 9.22 of the Listing Requirements of the Kuala Lumpur Stock Exchange ("KLSE")

and should be read in conjunction with the Group's financial statements for the financial year ended 31 December 2002.

The accounting policies and presentation adopted for the quarterly condensed financial report are consistent with those adopted for the annual financial statements for the financial year ended 31 December 2002 except for the adoption of new applicable approved accounting standards set out below.

The following new MASB Standards are applicable to Maxis and its subsidiaries ("the Group") for the quarter ended 31 March 2003:

- MASB 25 - Income Taxes; and
- MASB 29 - Employee Benefits.

None of the changes in accounting policies arising from the adoption of the new accounting standards have a material impact on the profit after taxation for the period or shareholders' equity in the quarterly condensed financial report. The new accounting policies adopted by the Group are as follows:

(a) Intangible assets

Expenditure on acquired spectrum and licences are capitalised and amortised using the straight-line method over the shorter of their estimated useful life or spectrum assignment and licence period, commencing from the launch of the related networks.

(b) Deferred taxation

Deferred tax assets and liabilities are provided using the liability method on all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent it is probable that future taxable profits will be available against which the temporary differences can be utilised.

(c) Employee leave entitlement

Employees' entitlement to annual leave is recognised when they accrue to the employees. A provision is made for the estimated liability for unutilised annual leave as a result of services rendered by the employees up to the balance sheet date.

2. QUALIFICATION OF PRECEDING ANNUAL FINANCIAL STATEMENTS

There was no qualification to the preceding annual financial statements.



PART A – EXPLANATORY NOTES IN COMPLIANCE WITH MASB STANDARD 26, PARAGRAPH 16

3. SEASONAL / CYCLICAL FACTORS

The operations of the Group were not significantly affected by seasonality and cyclical factors during the quarter under review.

4. NATURE AND AMOUNT OF ITEMS AFFECTING ASSETS, LIABILITIES, EQUITY, NET INCOME, OR CASH FLOWS THAT ARE UNUSUAL BECAUSE OF THEIR NATURE, SIZE, OR INCIDENCE

There were no unusual items affecting assets, liabilities, equity, net income, or cash flows during the quarter under review.

5. NATURE AND AMOUNT OF CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR INTERIM PERIODS OF THE CURRENT FINANCIAL YEAR OR CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR FINANCIAL YEARS, IF THOSE CHANGES HAVE A MATERIAL EFFECT IN THE CURRENT INTERIM PERIOD

There were no changes in estimates of amounts reported in the prior interim period or in the prior financial years.

6. ISSUANCES, CANCELLATIONS, REPURCHASES, RESALE AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

There have been no issuance, cancellations, repurchase, resale or repayment of debt or equity securities in the current quarter.

7. DIVIDENDS PAID

No dividends were paid in the current quarter.

8. SEGMENT RESULTS AND REPORTING

The Group is organised into three main business segments:

(a) **Mobile** – supplies mobile communication services to businesses, individuals and other operators;

(b) **Fixed line and internet** – provides a domestic fixed line network which offers voice and data services; and

(c) **International gateway** – provides an international gateway network which offers cross border interconnect services.

These Group results incorporate those of the mobile, fixed line and internet and international gateway operations of which the mobile operations represent the substantial part of the Group's activities. Other operations of the Group are currently not significant enough to be reported separately.

Inter-segment sales comprise leased line services, interconnect charges and charges for share of common assets and common expenses transacted on normal commercial terms that are no more favourable than that available to other third parties.



PART A – EXPLANATORY NOTES IN COMPLIANCE WITH MASB STANDARD 26, PARAGRAPH 16

8. SEGMENT RESULTS AND REPORTING (Continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/03/2003	QUARTER ENDED 31/03/2002	**PERIOD ENDED 31/03/2003**	PERIOD ENDED 31/03/2002
	RM' m	RM' m	**RM' m**	RM' m
Revenues				
Mobile				
External revenue	**976.6**	799.0	**976.6**	799.0
Inter-segment revenue	**5.7**	3.6	**5.7**	3.6
	982.3	802.6	**982.3**	802.6
Fixed line and internet				
External revenue	**29.3**	35.8	**29.3**	35.8
Inter-segment revenue	**85.5**	66.1	**85.5**	66.1
	114.8	101.9	**114.8**	101.9
International gateway				
External revenue	**40.8**	28.8	**40.8**	28.8
Inter-segment revenue	**21.7**	27.1	**21.7**	27.1
	62.5	55.9	**62.5**	55.9
Other operations				
External revenue	**-**	-	**-**	-
Inter-segment revenue	**0.2**	0.2	**0.2**	0.2
	0.2	0.2	**0.2**	0.2
Total reportable segments	**1,159.8**	960.6	**1,159.8**	960.6
Eliminations	**(113.1)**	(97.0)	**(113.1)**	(97.0)
Total Group Revenue	**1,046.7**	863.6	**1,046.7**	863.6



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE FIRST QUARTER ENDED 31 MARCH 2003

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH MASB STANDARD 26, PARAGRAPH 16

8. SEGMENT RESULTS AND REPORTING (Continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/03/2003	QUARTER ENDED 31/03/2002	**PERIOD ENDED 31/03/2003**	PERIOD ENDED 31/03/2002
	RM' m	RM' m	**RM' m**	RM' m
Segment Results				
Mobile	**349.7**	322.2	**349.7**	322.2
Fixed line and internet	**55.0**	53.4	**55.0**	53.4
International gateway	**(0.7)**	10.7	**(0.7)**	10.7
Other operations	**(15.1)**	(0.6)	**(15.1)**	(0.6)
Eliminations	**-**	-	**-**	-
	388.9	385.7	**388.9**	385.7
Interest income	**14.5**	6.1	**14.5**	6.1
Profit from operations	**403.4**	391.8	**403.4**	391.8
Finance costs	**(15.6)**	(12.0)	**(15.6)**	(12.0)
Profit before taxation	**387.8**	379.8	**387.8**	379.8
Taxation	**(98.8)**	(78.4)	**(98.8)**	(78.4)
Profit after taxation	**289.0**	301.4	**289.0**	301.4

9. CARRYING AMOUNT OF REVALUED ASSETS

(a) Property, plant and equipment

There were no revalued property, plant and equipment during the quarter and as at 31 March 2003.

(b) Investment properties

There were no investment properties during the quarter and as at 31 March 2003.

10. MATERIAL SUBSEQUENT EVENTS

(a) The application to strike out the claim for want of a reasonable cause of action, in relation to a suit that has been commenced by a third party against the Company and certain of its subsidiaries concerning the use of the name "Maxis" and against the Companies Commission of Malaysia for the approval of the use of such name, was dismissed with costs by the Senior Assistant Registrar of the High Court on 5 May 2003. The Company and certain of its subsidiaries, have since filed an appeal to the Judge in Chambers for which no hearing date has been fixed yet.

In respect of the application for injunctive relief by the Company and certain of its subsidiaries, the hearing that was set to be heard on 22 April 2003, has since been postponed to 27 May 2003 to enable both parties to exchange and settle all affidavits.

10. MATERIAL SUBSEQUENT EVENTS (Continued)

(b) The Company announced on 28 April 2003, that it had written to MEASAT Broadcast Network Systems Sdn Bhd ("MBNS"), setting out the salient terms of a proposal for the Company to procure the grant by Advanced Wireless Technologies Sdn Bhd ("AWT"), a subsidiary of the Company of an option to MBNS to subscribe for such numbers of new ordinary shares of RM1.00 each in AWT, representing up to 25% of the equity interest in AWT subject to the approval of Maxis' shareholders in a General Meeting pursuant to Paragraph 6.11 of the Listing Requirements of the KLSE.

The full text of the announcement can be found at http://announcements/klse.com.my

11. CHANGES IN THE COMPOSITION OF THE GROUP

There have been no further changes in the composition of the Group in the current quarter.

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) Contingent liabilities

The amount of contingent liabilities as at 20 May 2003 are as follows:

	Company RM' m
Guarantees given to financial institutions for borrowing facilities granted to a subsidiary	760.0
Guarantees given to Telekom Malaysia Berhad in respect of services provided to Maxis Broadband Sdn Bhd and Maxis International Sdn Bhd (both subsidiaries of the Company)	1.8

	Group RM' m
Indemnity given to financial institutions in respect of bank guarantees issued at the request of the Company and its subsidiaries:	
- Custom duties	19.6
- Others	69.9
	89.5

(b) Contingent assets

There were no contingent assets as at 20 May 2003.



13. CAPITAL COMMITMENTS

Capital commitments not provided for in the financial statements as at 31 March 2003 are as follows:

	Group RM' m
Authorised by the Board of Directors;	
Property, plant and equipment	
- contracted for	**284.9**
- not contracted for	**1,728.4**
	2,013.3
Acquisition of TIMECel Sdn Bhd – contracted for	
- purchase consideration	**1,275.0**
- inter-company loan	**150.0**
	1,425.0
Total	**3,438.3**

14. SIGNIFICANT RELATED PARTY DISCLOSURES

Related parties are those defined under MASB Standard 8 - Related Party Disclosures.

Usaha Tegas Sdn Bhd, together with certain entities controlled by or in which Ananda Krishnan Tatparanandam is deemed to have an interest, has the ability to exercise significant influence over the Group. The significant related party transactions and balances described below are carried out on terms and conditions that are no more favorable than that available to other third parties.

	TRANSACTIONS FOR THE PERIOD ENDED 31/03/2003	BALANCES DUE FROM/(TO) AS AT 31/03/2003
	RM' m	RM' m
(a) Sales of goods and services		
Sales of telecommunication services to:		
- MEASAT Broadcast Network Systems Sdn Bhd (VSAT, telephony and international bandwidth services)	2.9	11.1
(b) Purchases of goods and services		
Purchases of services from:		
- Tanjong City Centre Property Management Sdn Bhd (Rental and utility charges)	5.6	(1.4)
- Binariang Satellite Systems Sdn Bhd (Transponder lease rental)	3.6	(4.3)
- MEASAT Broadcast Network Systems Sdn Bhd (CATV, advertising and printing services)	-	(2.5)
- UTSB Management Sdn Bhd (Secondment and consultancy services)	8.6	(9.0)

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH KLSE LISTING REQUIREMENT UNDER PART A OF APPENDIX 9B

15. TAXATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/03/2003	QUARTER ENDED 31/03/2002	**PERIOD ENDED 31/03/2003**	PERIOD ENDED 31/03/2002
	RM' m	RM' m	**RM' m**	RM' m
Malaysian taxation				
Current period	**95.3**	46.7	**95.3**	46.7
Deferred taxation	**3.5**	31.7	**3.5**	31.7
	98.8	78.4	**98.8**	78.4

The effective tax rate for the quarter ended 31 March 2003 was 25.5%. The Group's effective tax rates were lower than the statutory tax rate of 28% due to utilisation of brought forward capital allowances in a subsidiary company.

16. PROFIT/(LOSS) ON SALE OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

There has been no sale of unquoted investments and/or properties during the quarter.

17. QUOTED SECURITIES

There has been no quoted securities during the quarter.

18. (A) STATUS OF UTILISATION OF PROCEEDS RAISED FROM THE INITIAL PUBLIC OFFERING

The status of the utilisation of the proceeds as at 20 May 2003 from the Initial Public Offering ("IPO") is as follows:

	PROPOSED UTILISATION OF IPO PROCEEDS	**UTILISED TO DATE**	**AMOUNTS OUTSTANDING**
	RM' m	**RM' m**	**RM' m**
Repayment of BBMB loan	**384.0**	**384.0**	**-**
Partial repayment of Maxis Mobile syndicated loan	**320.0**	**300.0**	**20.0**
Payments related to prior purchases and/or installation of telecommunications equipment and materials	**400.0**	**201.4**	**198.6**
Working capital	**719.0**	**719.0**	**-**
Defray listing expenses	**73.4**	**73.4**	**-**
	1,896.4	**1,677.8**	**218.6**



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE FIRST QUARTER ENDED 31 MARCH 2003

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH KLSE LISTING REQUIREMENT UNDER PART A OF APPENDIX 9B

18 (B) STATUS OF CORPORATE PROPOSALS ANNOUNCED

Proposed acquisition of TIMECel Sdn Bhd ("TIMECel")

The Company announced on 28 April 2003, that the shareholders of the Company have, at its Extraordinary General Meeting ("EGM") held on 28 April 2003, approved the resolution on the proposed acquisition of TIMECel subject to the fulfilment or waiver of certain outstanding conditions precedent as specified in the Sales and Purchase Agreement dated 18 September 2002 as amended and supplemented by the letter dated 12 December 2002 and a Supplemental Agreement dated 20 March 2003.

Further to the EGM, all conditions precedent as specified above having been fulfilled or waived, and the conditions of waiver having been fulfilled, the acquisition of TIMECel was completed on 7 May 2003.

19. BORROWINGS

The amount of borrowings as at 31 March 2003 is as follows:

	CURRENT LIABILITIES	NON-CURRENT LIABILITIES	TOTAL
	RM' m	RM' m	RM' m
Secured			
Term loan [1]	0.4	5.2	5.6
Syndicated loan [2]	38.0	722.0	760.0
Finance lease liabilities [3]	2.7	-	2.7
Promissory notes [4]	12.5	-	12.5
	53.6	727.2	780.8

Note

[1] The term loan (Al-Bai Bithamin Ajil) is secured by way of a fixed charge over the freehold land and building of Rawa Utara Sdn Bhd, a subsidiary, and a deposit in a licensed bank of RM83,000.

[2] The syndicated loan of USD200 million has been fully hedged. The syndicated loan is secured by way of a legal charge over all the ordinary shares owned by Maxis in Maxis Mobile Sdn Bhd, a subsidiary, comprising 100% of the total issued and paid up share capital in Maxis Mobile Sdn Bhd and all other preference shares in Maxis Mobile Sdn Bhd which may from time to time be issued or allotted to Maxis, together with all rights and benefits accruing thereto from time to time. Please refer to Note 20 (2), below for further information.

19. BORROWINGS (Continued)

Note

(3) The finance lease liabilities are effectively secured, as the rights to the leased assets revert to the lessor in the event of default.

(4) The zero coupon promissory notes were issued by Maxis Mobile Sdn Bhd, a subsidiary, pursuant to an agreement entered into with a supplier of telecommunications equipment and certain financial institutions for purchases of telecommunications equipment in connection with the 12 months deferred payment scheme. Maxis Mobile Sdn Bhd is subject to certain covenants imposed by the financial institutions in accordance with the terms of the agreement. Prior to maturity, interest is paid on a quarterly basis to the supplier. At maturity date, the principal sum of the promissory notes will be paid to the financial institutions.

20. FINANCIAL INSTRUMENTS

Under the Group's policy, Maxis' practice is to hedge all known foreign currency commitments (except for US Dollar which currently is on a fixed exchange rate with the Ringgit Malaysia) as and when they arise.

(1) Forward foreign exchange contracts

As at 20 May 2003, there were no outstanding forward exchange contracts.

(2) Currency hedge

There has been no change in the arrangement entered into by Maxis Mobile Sdn Bhd, a subsidiary, to fully hedge the USD200 million loan which fixes the exchange rate of US Dollar to Ringgit Malaysia at RM3.80 to USD1.00.

(3) Credit Risk

The above instruments are executed with creditworthy financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions is remote, on the basis of their financial strength.

21. CHANGES IN MATERIAL LITIGATIONS

Save as disclosed in Note 10 (a), there has been no material change in the status of the reported litigations as at 20 May 2003, except for the settlement of a claim made for an amount of RM532,188, being commission fees allegedly payable by Maxis to a debt collection agent whose services were terminated.



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE FIRST QUARTER ENDED 31 MARCH 2003

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH KLSE LISTING REQUIREMENT UNDER PART A OF APPENDIX 9B

22. REVIEW OF PERFORMANCE

(A) Performance of the current quarter against the preceding quarter (1st Quarter 2003 versus 4th Quarter 2002)

	1st Quarter 2003	4th Quarter 2002	Variance	% change
Net subscribers (' 000)				
- Postpaid	**1,117**	1,100	17	2%
- Prepaid	**2,129**	1,998	131	7%
- Total	**3,246**	3,098	148	5%
ARPU (RM)				
- Postpaid	**167**	170	(3)	(2%)
- Prepaid	**65**	67	(2)	(3%)
Monthly MOUs (minutes)				
- Postpaid	**431**	434	(3)	(1%)
- Prepaid	**166**	171	(5)	(3%)
Data revenue (RM' m)	**105**	83	22	27%
SMS messages (' m)	**542**	452	90	20%

Profit before taxation
The current quarter's profit before tax increased by RM55.4 million from RM332.4 million in the preceding quarter to RM387.8 million. The increase was significantly contributed by the mobile business.

Mobile segment revenue grew by 3% to RM982.3 million in the current quarter compared to the preceding quarter due to:
- a 5% or 148,000 increase in net subscribers, 89% of which were prepaid subscribers, resulting in a net subscriber base of 3.2 million; and
- an increase in data revenue of 27% to RM104.6 million primarily due to a 20% increase in the volume of billable SMS messages to 542 million.

However, the growth of revenue was at a lower rate than the increase in subscribers mainly due to the decrease in average monthly minutes of use (MOU) per postpaid subscriber by 3 minutes to end the quarter at 431 minutes and the decrease in average monthly MOU per prepaid subscriber by 5 minutes to 166 minutes. As a result, postpaid and prepaid ARPU decreased by RM3 from RM170 to RM167 and by RM2 from RM67 to RM65 respectively.

Profit after taxation
The profit after tax in the current quarter of RM289.0 million was higher by 19% or RM46.0 million against the preceding quarter of RM243.0 million mainly due to the reasons above offset by higher taxation charge for the quarter as a result of higher taxable income. However, the effective tax rate for the current quarter of 25.5% was lower than the preceding quarter of 26.9%, mainly due to non-deductible expenses incurred in the preceding quarter.



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE FIRST QUARTER ENDED 31 MARCH 2003

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH KLSE LISTING REQUIREMENT UNDER PART A OF APPENDIX 9B

(B) Performance of the current year to date quarter against the corresponding preceding year to date quarter (YTD 1st Quarter 2003 versus YTD 1st Quarter 2002)

	1st Quarter 2003	1st Quarter 2002	Variance	% change
Net subscribers (' 000)				
- Postpaid	**1,117**	1,049	68	6%
- Prepaid	**2,129**	1,438	691	48%
- Total	**3,246**	2,487	759	30%
ARPU (RM)				
- Postpaid	**167**	158	9	6%
- Prepaid	**65**	66	(1)	(2%)
Monthly MOUs (minutes)				
- Postpaid	**431**	377	54	14%
- Prepaid	**166**	185	(19)	(10%)
Data revenue (RM' m)	**105**	42	63	150%
SMS messages (' m)	**542**	258	284	110%

Profit before taxation

The profit before tax for the current quarter of RM387.8 million represents a 2% or RM8.0 million increase compared to the corresponding preceding year quarter of RM379.8 million.

Mobile segment revenue grew by 22% to RM982.3million in the current quarter, contributed by:

- a 30% or 759,000 increase in net subscribers, 91% of which were prepaid subscribers. The cumulative net subscriber base to date stands at 3.2 million, of which 66% represents prepaid customers; and
- a 150% increase in data revenue to RM104.6 million primarily due to a 110% increase in volume of billable SMS messages to 542 million.

The average monthly MOU per postpaid subscriber increased by 54 minutes or 14% to 431 minutes, whilst the average monthly MOU per prepaid subscriber declined by 19 minutes or 10% to 166 minutes. As a result, postpaid ARPU rose from RM158 to RM167 and prepaid ARPU decreased slightly from RM66 to RM65.

The marginal increase in profit before tax of RM8.0 million was primarily due to higher interconnect charges of RM33.7 million, higher sales and marketing costs of RM26.9 million and higher depreciation charges of RM45.8 million due to more capital expenditure incurred and an allowance made for the write off of decommissioned assets. In addition, the corresponding preceding year quarter benefited from one-off non-recurring credits in respect of settlement discounts received and write back of staff incentive costs totalling RM36.8 million.

Profit after taxation

The profit after tax for the current quarter of RM289.0 million represents a decrease of 4% or RM12.4 million against the corresponding preceding year quarter of RM301.4 million. The decline was due to the higher taxation charge in the current quarter due to the exhaustion of brought forward tax losses and capital allowances in certain subsidiaries. The effective tax rate for the current quarter of 25.5% was higher than the corresponding preceding year quarter of 20.6%, due mainly to the write back of deferred taxation provision made previously.



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE FIRST QUARTER ENDED 31 MARCH 2003

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH KLSE LISTING REQUIREMENT UNDER PART A OF APPENDIX 9B

23. EARNINGS PER SHARE

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/03/2003	QUARTER ENDED 31/03/2002	**PERIOD ENDED 31/03/2003**	PERIOD ENDED 31/03/2002
(1) Basic earnings per share					
Net profit after taxation	(RM' m)	**289.0**	301.4	**289.0**	301.4
Weighted average number of ordinary shares in issue	(' m)	**2,450.9**	2,018.1	**2,450.9**	2,018.1
Basic earnings per share	(sen)	**11.8**	14.9	**11.8**	14.9
(2) Diluted earnings per share					
Net profit after taxation	(RM' m)	**289.0**	301.4	**289.0**	301.4
Weighted average number of ordinary shares in issue	(' m)	**2,450.9**	2,018.1	**2,450.9**	2,018.1
Adjusted for share options granted	(' m)	**6.6**	-	**6.6**	-
Adjusted weighted average number of ordinary shares in issue	(' m)	**2,457.5**	2,018.1	**2,457.5**	2,018.1
Diluted earnings per share	(sen)	**11.8**	14.9	**11.8**	14.9

The Company, pursuant to its Employees Share Option Scheme, has the authority to grant share options to its employees up to a maximum of 10% of its issued and paid up ordinary share capital of 2,450,875,000 ordinary shares of RM0.10 each. As at 31 March 2003, 36,101,578 share options have been granted.

The weighted average number of ordinary shares in issue as at 31 March 2002 (which was previously at RM1.00 nominal value) has been restated to the equivalent number of RM0.10 ordinary nominal value shares after taking into account the effects of the bonus issue and share split (splitting the RM1.00 nominal value share to RM0.10 nominal value shares) in compliance with MASB Standard 13 - Earnings Per Share. This is to restate the earnings per share to a comparable basis with that of the current period.

24. CURRENT YEAR PROSPECTS

Taking into consideration the effects of recent global events on the Malaysian economy, coupled with the implementation of the integration process of TIMECel's operations with Maxis', which is now underway, significant challenges lie ahead. However, given the measures implemented by the government to mitigate any negative impact these events may have upon the Malaysian economy, the Board of Directors, barring any unforeseen circumstances, expects the performance of the Group for the current financial year to remain satisfactory.



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT ON THE FIRST QUARTER ENDED 31 MARCH 2003

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH KLSE LISTING REQUIREMENT UNDER PART A OF APPENDIX 9B

25. PROFIT FORECAST OR PROFIT GUARANTEE

Not applicable to the Group.

26. DIVIDENDS

No dividends have been declared or recommended for the current quarter ended 31 March 2003.

By order of the Board

Dipak Kaur
(LS 5204)
Company Secretary
27 May 2003
Kuala Lumpur

APPENDIX I

General Announcement
Reference No **MM-030528-66504**

Submitting Merchant Bank	:	**RHB SAKURA MERCHANT BANKERS BERHAD**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**28/05/2003**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("Maxis" or "Company")** **· Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a revenue or trading nature**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") wishes to announce that the Company proposes to seek a shareholders' mandate for certain recurring related party transactions of a revenue or trading nature, to be entered into by the Company and its subsidiaries, which are in the ordinary course of their businesses in compliance with Chapter 10, paragraph 10.09 of the Listing Requirements of the Kuala Lumpur Stock Exchange in an extraordinary general meeting of the Company to be convened.

A circular containing the details of these recurring related party transactions and the mandate to be sought from shareholders will be sent to the shareholders of the Company in due course.

This announcement is dated 28 May 2003.

APPENDIX J

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Reference No **MC-030526-52010**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**28/05/2003**

Particulars of substantial Securities Holder

Name	:	**Usaha Kenanga Sdn. Bhd. ("UKSB")**
Address	:	**Level 39, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur.**
NRIC/Passport No/Company No.	:	**232012-V**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**
Date of cessation	:	**21/05/2003**

Name & address of registered holder

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Usaha Kenanga Sdn. Bhd.
8A floor, Wisma Genting
Jalan Sultan Ismail,
50250 Kuala Lumpur
In respect of 160,000,000 ordinary shares of RM0.10 each in Maxis.

Number of securities disposed	:	**160,000,000**
Price Transacted (RM)	:	**5.100**
Circumstances by reason of which a person ceases to be a substantial Securities Holder	:	**Ceased to be a substantial shareholder of Maxis by virtue of the disposal by UKSB held via its nominee, Libra Capital Markets Sendirian Berhad of the Maxis shares as set out above.** **UKSB's interest includes its interest in the shares in Maxis over which Tegas Sari Sdn. Bhd. ("TSSB") has a direct equity interest by virtue of its interest in Citra Cekal Sdn. Bhd. which is the holding company of TSSB.** **UKSB holds its interests in Maxis as a trustee under a discretionary trust for Bumiputra objects.**
Nature of interest	:	**Indirect**
Date of notice	:	**22/05/2003**

Remarks

Notification was received by the Company on 26 May 2003.

The registered holders of the remaining Maxis shares over which UKSB has a deemed interest as at the date of the notice are set out below :-

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Usaha Kenanga Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 40,000,000 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 853,534 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,

In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Reference No **MC-030526-41097**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**28/05/2003**

Particulars of substantial Securities Holder

Name	:	**Bagan Budiman Sdn. Bhd. ("BBSB")**
Address	:	**Level 39, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur.**
NRIC/Passport No/Company No.	:	**251953-D**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**
Date of cessation	:	**23/05/2003**

Name & address of registered holder

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Anak Samudra Sdn. Bhd.
8A floor, Wisma Genting
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 40,000,000 ordinary shares of RM0.10 each in Maxis.

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Dumai Maju Sdn. Bhd.
8A floor, Wisma Genting
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 40,000,000 ordinary shares of RM0.10 each in Maxis.

Number of securities disposed	:	**80,000,000**
Price Transacted (RM)	:	**5.100**
Circumstances by reason of which a person ceases to be a substantial Securities Holder	:	**Ceased to be a substantial shareholder of Maxis by virtue of the disposal by Anak Samudra Sdn. Bhd. ("ASSB") and Dumai Maju Sdn. Bhd. ("DMSB") held via its nominee, Libra Capital Markets Sendirian Berhad of the Maxis shares as set out above.** **BBSB has a deemed interest in the shares in Maxis by virtue of its interest in :-** **(i) Samudra Capital Sdn. Bhd. which has a deemed interest in all of the shares in Maxis over which ASSB has a direct equity interest; and** **(II) Alam Nakhoda Sdn. Bhd. which has a deemed interest in all of the shares in Maxis over which DMSB has a direct equity interest** **ASSB and DMSB hold its interests in Maxis as trustees under discretionary trusts for Bumiputra objects.**
Nature of interest	:	**Indirect**
Date of notice	:	**23/05/2003**

Remarks

Notification was received by the Company on 26 May 2003.

The registered holders of the remaining Maxis shares over which BBSB has a deemed interest as at the date of the notice are set out below :-

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Anak Samudra Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,

In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Dumai Maju Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Reference No **MC-030526-4FE45**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**28/05/2003**

Particulars of substantial Securities Holder

Name	:	**Nusantara Tegas Sdn. Bhd. ("NTSB")**
Address	:	**Level 39, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur.**
NRIC/Passport No/Company No.	:	**228984-M**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**
Date of cessation	:	**21/05/2003**

Name & address of registered holder

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Usaha Kenanga Sdn. Bhd.
8A floor, Wisma Genting
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 160,000,000 ordinary shares of RM0.10 each in Maxis.

Number of securities disposed	:	**160,000,000**
Price Transacted (RM)	:	**5.100**
Circumstances by reason of which a person ceases to be a substantial Securities Holder	:	**Ceased to be a substantial shareholder of Maxis by virtue of the disposal by Usaha Kenanga Sdn. Bhd. ("UKSB"), held via its nominee, Libra Capital Markets Sendirian Berhad, of the Maxis shares as set out above.** **Deemed interest by virtue of its interest in UKSB. UKSB's interest includes its interest in the shares in Maxis over which Tegas Sari Sdn. Bhd. ("TSSB") has a direct equity interest by virtue of its interest in Citra Cekal Sdn. Bhd. which is the holding company of TSSB.** **UKSB holds its interests in Maxis as a trustee under a discretionary trust for Bumiputra objects.**
Nature of interest	:	**Indirect**
Date of notice	:	**22/05/2003**

Remarks

Notification was received by the Company on 26 May 2003.

The registered holders of the remaining Maxis shares over which NTSB has a deemed interest as at the date of the notice are set out below :-

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Usaha Kenanga Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 40,000,000 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 853,534 ordinary shares of RM0.10 each in Maxis

Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

APPENDIX K

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-030526-2D4CE**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**28/05/2003**

Particulars of substantial Securities Holder

Name	:	**Tun Haji Mohammed Hanif Bin Omar ("THO")**
Address	:	**No. 74, Jalan USJ 12/3B, 47630 Subang Jaya, Selangor Darul Ehsan.**
NRIC/Passport No/Company No.	:	**390116-08-5111**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Anak Samudra Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 40,000,000 ordinary shares of RM0.10 each in Maxis.

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Usaha Kenanga Sdn. Bhd.
8A floor, Wisma Genting
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 160,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Usaha Kenanga Sdn. Bhd.
8A floor, Wisma Genting
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 20,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Dumai Maju Sdn. Bhd.
8A floor, Wisma Genting
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 40,000,000 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**23/05/2003**	**40,000,000**	**5.100**
Disposed	**21/05/2003**	**160,000,000**	**5.100**
Disposed	**23/05/2003**	**20,000,000**	**5.100**
Disposed	**23/05/2003**	**40,000,000**	**5.100**

Circumstances by reason of which change has occurred :

Decrease in the voting shares of Maxis over which deemed interest subsists by virtue of the disposals by Anak Samudra Sdn. Bhd. ("ASSB"), Usaha Kenanga Sdn. Bhd. ("UKSB") and Dumai Maju Sdn. Bhd. ("DMSB") held via its nominee, Libra Capital Markets Sendirian Berhad of the Maxis shares as set out above.

THO is deemed to have an interest in the shares of Maxis in which Harapan Nusantara Sdn. Bhd. ("HNSB') has an interest, by virtue of his interest in HNSB.

HNSB wholly-owns :-
(i) Angsana Kukuh Sdn. Bhd., Indomurni Sdn. Bhd. and Badai Maju Sdn. Bhd. which in turn have a deemed equity interest in

Mujur Anggun Sdn. Bhd. ("MASB"). MASB in turn has a deemed interest in Cabaran Mujur Sdn. Bhd. ("CMSB");
(ii) Bagan Budiman Sdn. Bhd., the intermediate holding company of ASSB and DMSB;
(iii) Nusantara Saga Sdn. Bhd., the immediate holding company of Nusantara Makmur Sdn. Bhd. ("NMSB");
(iv) Nusantara Tegas Sdn. Bhd., the immediate holding company of UKSB which in turn has a deemed interest in Citra Cekal Sdn. Bhd. ("CCSB"). CCSB in turn has a deemed interest in Tegas Sari Sdn. Bhd. ("TSSB").

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (collectively, HNSB Subsidiaries) collectively have 13.57% direct equity interest in the shares of Maxis.

MASB, ASSB, DMSB, NMSB, and UKSB hold its interests in Maxis as trustees under discretionary trusts for Bumiputra objects.

However, THO does not have any economic interest in these shares.

THO is also deemed to have an interest over 2,000,000 shares in Maxis held through Dian Tiara Sdn. Bhd. ("DTSB") by virtue of his interest in DTSB and over 1,000,000 shares in Maxis held through a nominee, namely, Bumiputra-Commerce Nominees (Tempatan) Sdn. Bhd.

Therefore, THO has an aggregate of 13.69% equity interest in Maxis.

Nature of interest	:	Indirect
Direct (units)	:	1,000,000
Direct (%)	:	0.0408
Indirect/deemed interest (units)	:	334,527,665
Indirect/deemed interest (%)	:	13.65
Total no of securities after change	:	335,527,665
Date of notice	:	23/05/2003

Remarks
Notification was received by the Company on 26 May 2003.

The Registered holders of the remaining Maxis shares over which THO has direct and indirect interests are set out below :

Bumiputra-Commerce Nominees (Tempatan) Sdn. Bhd.
20th Floor, Menara Bumiputra
Jalan Melaka
50100 Kuala Lumpur
In respect of 1,000,000 ordinary shares of RM0.10 each in Maxis

Dian Tiara Sdn. Bhd.
Suite 1608, Plaza Pengkalan
Jalan Tiong
3rd Mile, Jalan Ipoh
51100 Kuala Lumpur
In respect of 2,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Anak Samudra Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad

**8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 20,000,000 ordinary shares of RM0.10 each in Maxis**

**Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Dumai Maju Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis**

**Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis**

**Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 853,534 ordinary shares of RM0.10 each in Maxis**

**Dumai Maju Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis**

**Tegas Sari Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis**

**Mujur Anggun Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis**

**Cabaran Mujur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis**

**Nusantara Makmur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 77,266,359 ordinary shares of RM0.10 each in Maxis**

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-030526-28BDD**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	28/05/2003

Particulars of substantial Securities Holder

Name	:	**Dato' Haji Badri Bin Haji Masri ("Dato' Badri")**
Address	:	**No. 6, Jalan SS5B/5, Kelana Jaya, 47301 Petaling Jaya, Selangor Darul Ehsan.**
NRIC/Passport No/Company No.	:	**440509-10-5163**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
**Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Anak Samudra Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 40,000,000 ordinary shares of RM0.10 each in Maxis.**

**Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Usaha Kenanga Sdn. Bhd.
8A floor, Wisma Genting
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 160,000,000 ordinary shares of RM0.10 each in Maxis**

**Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Usaha Kenanga Sdn. Bhd.
8A floor, Wisma Genting
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 20,000,000 ordinary shares of RM0.10 each in Maxis**

**Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Dumai Maju Sdn. Bhd.
8A floor, Wisma Genting
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 40,000,000 ordinary shares of RM0.10 each in Maxis**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**23/05/2003**	**40,000,000**	**5.100**
Disposed	**21/05/2003**	**160,000,000**	**5.100**
Disposed	**23/05/2003**	**20,000,000**	**5.100**
Disposed	**23/05/2003**	**40,000,000**	**5.100**

Circumstances by reason of which change has occurred :

Decrease in the voting shares of Maxis over which deemed interest subsists by virtue of the disposals by Anak Samudra Sdn. Bhd. ("ASSB"), Usaha Kenanga Sdn. Bhd. ("UKSB") and Dumai Maju Sdn. Bhd. ("DMSB") held via its nominee, Libra Capital Markets Sendirian Berhad of the Maxis shares as set out above.

Dato' Badri is deemed to have an interest in the shares of Maxis in which Harapan Nusantara Sdn. Bhd. ("HNSB') has an interest, by virtue of his interest in HNSB.

HNSB wholly-owns :-

Mujur Sdn. Bhd. which in turn have a deemed equity interest in Mujur Anggun Sdn. Bhd. ("MASB"). MASB in turn has a deemed interest in Cabaran Mujur Sdn. Bhd. ("CMSB");
(ii) Bagan Budiman Sdn. Bhd., the intermediate holding company of ASSB and DMSB;
(iii) Nusantara Saga Sdn. Bhd., the immediate holding company of Nusantara Makmur Sdn. Bhd. ("NMSB");
(iv) Nusantara Tegas Sdn. Bhd., the immediate holding company of UKSB which in turn has a deemed interest in Citra Cekal Sdn. Bhd. ("CCSB"). CCSB in turn has a deemed interest in Tegas Sari Sdn. Bhd. ("TSSB").

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (collectively, HNSB Subsidiaries) collectively have 13.57% direct equity interest in the shares of Maxis.

MASB, ASSB, DMSB, NMSB, and UKSB hold its interests in Maxis as trustees under discretionary trusts for Bumiputra objects.

However, Dato' Badri does not have any economic interest in these shares.

Nature of interest	:	Indirect
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	332,527,665
Indirect/deemed interest (%)	:	13.57
Total no of securities after change	:	332,527,665
Date of notice	:	23/05/2003

Remarks

Notification was received by the Company on 26 May 2003.

The Registered holders of the remaining Maxis shares over which Dato' Badri has a deemed interest are set out below :

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Anak Samudra Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Usaha Kenanga Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 20,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Dumai Maju Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,

50088 Kuala Lumpur
In respect of 853,534 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis

Cabaran Mujur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Nusantara Makmur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 77,266,359 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-030527-DEA2B**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**28/05/2003**

Particulars of substantial Securities Holder

Name	:	**Hj. Affendi Bin Tun Hj. Mohd Fuad Stephens ("AF")**
Address	:	**12-C, Jalan Madge, 55000 Kuala Lumpur.**
NRIC/Passport No/Company No.	:	**590103-12-6013**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Anak Samudra Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 40,000,000 ordinary shares of RM0.10 each in Maxis.

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Usaha Kenanga Sdn. Bhd.
8A floor, Wisma Genting
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 160,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Usaha Kenanga Sdn. Bhd.
8A floor, Wisma Genting
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 20,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Dumai Maju Sdn. Bhd.
8A floor, Wisma Genting
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 40,000,000 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**23/05/2003**	**40,000,000**	**5.100**
Disposed	**21/05/2003**	**160,000,000**	**5.100**
Disposed	**23/05/2003**	**20,000,000**	**5.100**
Disposed	**23/05/2003**	**40,000,000**	**5.100**

Circumstances by reason of which change has occurred :

Decrease in the voting shares of Maxis over which deemed interest subsists by virtue of the disposals by Anak Samudra Sdn. Bhd. ("ASSB"), Usaha Kenanga Sdn. Bhd. ("UKSB") and Dumai Maju Sdn. Bhd. ("DMSB") held via its nominee, Libra Capital Markets Sendirian Berhad of the Maxis shares as set out above.

AF is deemed to have an interest in the shares of Maxis in which Harapan Nusantara Sdn. Bhd. ("HNSB') has an interest, by virtue of his interest in HNSB.

HNSB wholly-owns :-
(i) Angsana Kukuh Sdn. Bhd., Indomurni Sdn. Bhd. and Badai Maju Sdn. Bhd. which in turn have a deemed equity interest in

interest in Cabaran Mujur Sdn. Bhd. ("CMSB");
(ii) Bagan Budiman Sdn. Bhd., the intermediate holding company of ASSB and DMSB;
(iii) Nusantara Saga Sdn. Bhd., the immediate holding company of Nusantara Makmur Sdn. Bhd. ("NMSB");
(iv) Nusantara Tegas Sdn. Bhd., the immediate holding company of UKSB which in turn has a deemed interest in Citra Cekal Sdn. Bhd. ("CCSB"). CCSB in turn has a deemed interest in Tegas Sari Sdn. Bhd. ("TSSB").

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (collectively, HNSB Subsidiaries) collectively have 13.57% direct equity interest in the shares of Maxis.

MASB, ASSB, DMSB, NMSB, and UKSB hold its interests in Maxis as trustees under discretionary trusts for Bumiputra objects.

However, AF does not have any economic interest in these shares.

Nature of interest	:	Indirect
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	332,527,665
Indirect/deemed interest (%)	:	13.57
Total no of securities after change	:	332,527,665
Date of notice	:	23/05/2003

Remarks

Notification was received by the Company on 26 May 2003.

The Registered holders of the remaining Maxis shares over which AF has a deemed interest are set out below :

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Anak Samudra Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Usaha Kenanga Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 20,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Dumai Maju Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur

Dumai Maju Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis

Cabaran Mujur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Nusantara Makmur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 77,266,359 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-030527-E2C96**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **28/05/2003**

Particulars of substantial Securities Holder

Name : **Mohamad Shahrin Bin Merican ("MS")**
Address : **No. 458 Taman Ampang Utama, 68000 Ampang, Selangor Darul Ehsan.**
NRIC/Passport No/Company No. : **550405-02-5529**
Nationality/Country of incorporation : **Malaysian**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Anak Samudra Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 40,000,000 ordinary shares of RM0.10 each in Maxis.

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Usaha Kenanga Sdn. Bhd.
8A floor, Wisma Genting
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 160,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Usaha Kenanga Sdn. Bhd.
8A floor, Wisma Genting
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 20,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Dumai Maju Sdn. Bhd.
8A floor, Wisma Genting
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 40,000,000 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**23/05/2003**	**40,000,000**	**5.100**
Disposed	**21/05/2003**	**160,000,000**	**5.100**
Disposed	**23/05/2003**	**20,000,000**	**5.100**
Disposed	**23/05/2003**	**40,000,000**	**5.100**

Circumstances by reason of which change has occurred : **Decrease in the voting shares of Maxis over which deemed interest subsists by virtue of the disposals by Anak Samudra Sdn. Bhd. ("ASSB"), Usaha Kenanga Sdn. Bhd. ("UKSB") and Dumai Maju Sdn. Bhd. ("DMSB") held via its nominee, Libra Capital Markets Sendirian Berhad of the Maxis shares as set out above.**

MS is deemed to have an interest in the shares of Maxis in which Harapan Nusantara Sdn. Bhd. ("HNSB') has an interest, by virtue of his interest in HNSB.

HNSB wholly-owns :-
(i) Angsana Kukuh Sdn. Bhd., Indomurni Sdn. Bhd. and Badai

Mujur Anggun Sdn. Bhd. ("MASB"). MASB in turn has a deemed interest in Cabaran Mujur Sdn. Bhd. ("CMSB");
(ii) Bagan Budiman Sdn. Bhd., the intermediate holding company of ASSB and DMSB;
(iii) Nusantara Saga Sdn. Bhd., the immediate holding company of Nusantara Makmur Sdn. Bhd. ("NMSB");
(iv) Nusantara Tegas Sdn. Bhd., the immediate holding company of UKSB which in turn has a deemed interest in Citra Cekal Sdn. Bhd. ("CCSB"). CCSB in turn has a deemed interest in Tegas Sari Sdn. Bhd. ("TSSB").

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (collectively, HNSB Subsidiaries) collectively have 13.57% direct equity interest in the shares of Maxis.

MASB, ASSB, DMSB, NMSB, and UKSB hold its interests in Maxis as trustees under discretionary trusts for Bumiputra objects.

However, MS does not have any economic interest in these shares.

MS also has a direct equity interest over 130,000 shares in Maxis registered in his name of which he is the beneficial owner of the Maxis shares.

Therefore, he has an aggregate of 13.57% equity interest in Maxis.

Nature of interest	:	Indirect
Direct (units)	:	130,000
Direct (%)	:	0.005
Indirect/deemed interest (units)	:	332,527,665
Indirect/deemed interest (%)	:	13.57
Total no of securities after change	:	332,657,665
Date of notice	:	23/05/2003

Remarks
Notification was received by the Company on 26 May 2003.

The Registered holders of the remaining Maxis shares over which MS has direct and indirect interests are set out below :

Mohamad Shahrin Bin Merican
No. 458 Taman Ampang Utama,
68000 Ampang,
Selangor Darul Ehsan.
In respect of 130,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Anak Samudra Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Usaha Kenanga Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 20,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Dumai Maju Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur

In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 853,534 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis

Cabaran Mujur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Nusantara Makmur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 77,266,359 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-030527-37075**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**28/05/2003**

Particulars of substantial Securities Holder

Name	:	**Harapan Nusantara Sdn. Bhd. ("HNSB")**
Address	:	**Level 39, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur.**
NRIC/Passport No/Company No.	:	**288612-K**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Anak Samudra Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 40,000,000 ordinary shares of RM0.10 each in Maxis.

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Usaha Kenanga Sdn. Bhd.
8A floor, Wisma Genting
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 160,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Usaha Kenanga Sdn. Bhd.
8A floor, Wisma Genting
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 20,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited For Dumai Maju Sdn. Bhd.
8A floor, Wisma Genting
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 40,000,000 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**23/05/2003**	**40,000,000**	**5.100**
Disposed	**21/05/2003**	**160,000,000**	**5.100**
Disposed	**23/05/2003**	**20,000,000**	**5.100**
Disposed	**23/05/2003**	**40,000,000**	**5.100**

Circumstances by reason of which change has occurred :

Decrease in the voting shares of Maxis over which deemed interest subsists by virtue of the disposals by Anak Samudra Sdn. Bhd. ("ASSB"), Usaha Kenanga Sdn. Bhd. ("UKSB") and Dumai Maju Sdn. Bhd. ("DMSB"), held via its nominee, Libra Capital Markets Sendirian Berhad of the Maxis shares as set out above.

Deemed interest by virtue of HNSB's interest in :-

(i) Angsana Kukuh Sdn. Bhd., Indomurni Sdn. Bhd. and Badai Maju Sdn. Bhd. which in turn have a deemed equity interest in Mujur Anggun Sdn. Bhd. ("MASB"). MASB in turn has a deemed interest in Cabaran Mujur Sdn. Bhd. ("CMSB");
(ii) Bagan Budiman Sdn. Bhd., the intermediate holding company

of ASSB and DMSB;
(iii) Nusantara Saga Sdn. Bhd., the immediate holding company of Nusantara Makmur Sdn. Bhd. ("NMSB");
(iv) Nusantara Tegas Sdn. Bhd., the immediate holding company of UKSB which in turn has a deemed interest in Citra Cekal Sdn. Bhd. ("CCSB"). CCSB in turn has a deemed interest in Tegas Sari Sdn. Bhd. ("TSSB").

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (collectively, HNSB Subsidiaries) collectively have 13.57% direct equity interest in the shares of Maxis.

MASB, ASSB, DMSB, NMSB, and UKSB hold its interests in Maxis as trustees under discretionary trusts for Bumiputra objects.

However, HNSB does not have any economic interest in these shares.

Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**332,527,665**
Indirect/deemed interest (%)	:	**13.57**
Total no of securities after change	:	**332,527,665**
Date of notice	:	**23/05/2003**

Remarks

Notification was received by the Company on 26 May 2003.

The Registered holders of the remaining Maxis shares over which HNSB has a deemed interest are set out below :

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Anak Samudra Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Usaha Kenanga Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 20,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Dumai Maju Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 853,534 ordinary shares of RM0.10 each in Maxis

Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis

Cabaran Mujur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Nusantara Makmur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 77,266,359 ordinary shares of RM0.10 each in Maxis

APPENDIX L

Notice of Interest of Substantial Shareholder Pursuant to Form 29A of the Companies Act. 1965
Reference No **CU-030602-56635**

Submitting Merchant Bank	:	N/A
Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	03/06/2003

Particulars of Substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF")**
Address	:	**Tingkat 23 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Employees Provident Fund Board, Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur

The number of shares directly managed by EPF Board was 125,733,900 whilst the additional 14,578,000 were managed by the following Portfolio Managers :-

1. Alliance Merchant Bank Berhad - 1,200,000
2. Amanah SSCM Asset Management - 4,410,000
3. CMS Dresdner Asset Management - 400,000
4. Commerce Asset Fund Manager - 1,165,000
5. Mayban Investment Management - 1,600,000
6. MIDF Aberdeen Asset Management - 1,429,000
7. Nomura Asset Management - 3,270,000
8. PHEIM Asset Management - 254,000
9. SBB Asset Management - 850,000

Date interest acquired & no of securities acquired

Date interest acquired	:	**21/05/2003**
No of securities	:	**140,311,900**
Circumstances by reason of which Securities Holder has interest	:	**Purchase of Shares**
Nature of interest	:	**Direct**
Price Transacted (RM)	:	

Total no of securities after change:

Direct (units)	:	**125,733,900**
Direct (%)	:	**5.13**
Indirect/deemed interest (units)	:	**14,578,000**
Indirect/deemed interest (%)	:	**0.59**
Date of notice	:	**21/05/2003**

Remarks
Notification was received by the Company on 31 May 2003

APPENDIX M

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **CU-030602-57746**

Submitting Merchant Bank : **N/A**
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **03/06/2003**

Particulars of substantial Securities Holder

Name : **EMPLOYEES PROVIDENT FUND BOARD ("EPF")**
Address : **Tingkat 23 Bangunan KWSP**
Jalan Raja Laut
50350 Kuala Lumpur
NRIC/Passport No/Company No. : **EPF ACT 1991**
Nationality/Country of incorporation : **Malaysia**
Descriptions(Class & nominal value) : **Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Employees Provident Fund Board, Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**23/05/2003**		

APPENDIX N

General Announcement
Reference No **MC-030603-65785**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**03/06/2003**

Type	:	**Announcement**
Subject	:	**Maxis Communications Berhad - Extraordinary General Meeting**

Contents :

Maxis Communications Berhad ("Maxis" or " the Company") is pleased to advise that an Extraordinary
General Meeting of the Company will be held on Thursday, 19 June 2003 at 11.30 a.m at:-
Grand Ballroom,
Mandarin Oriental, Kuala Lumpur,
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia

The notice of the said meeting is attached.



Maxis ENG EGM.pdf

APPENDIX O

General Announcement
Reference No **MC-030603-65443**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**03/06/2003**

Type	:	***Announcement***
Subject	:	**MAXIS COMMUNICATIONS BERHAD**

Contents :

Proposed grant of options to Dato' Jamaludin bin Ibrahim, who is the Chief Executive Officer and an Executive Director and of Maxis to subscribe for up to a maximum of 1,000,000 ordinary shares of RM0.10 each in Maxis under Maxis' Employee Share Option Scheme ("ESOS"); and

Proposed determination of amount of fees of the Non-Executive Directors for the year to end on 31 December 2003 and each subsequent year at an aggregate of RM1.80 million per annum in accordance with Article 122 of Maxis' Articles of Association

The Board of Directors of Maxis Communications Berhad ("Maxis" or "the Company") wishes to announce that the Company proposes the following:

(i) to offer and grant to Dato Jamaludin bin Ibrahim , the Executive Director and Chief Executive Officer of the Company, option or options to subscribe for up to a maximum of 1,000,000 ordinary shares of RM0.10 each in Maxis available under the ESOS, subject to approval of Maxis' shareholders at a general meeting and subject always to such terms and conditions of, and/or any adjustments which may be made in accordance with the Bye-Laws constituting the ESOS ("Proposed ESOS Options"); and

(ii) to determine the amount of fees of the Non-Executive Directors for the year to end on 31 December 2003 and each subsequent year at an aggregate of RM1,800,000 per annum. Such remuneration could be varied by an ordinary resolution of the Company at general meeting ("Proposed Determination of Non-Executive Directors' Fees").

The Proposed ESOS Options and Proposed Determination of Non-Executive Directors' Fees are subject to approvals being obtained from Maxis' shareholders at a general meeting to be convened. A circular containing the details of the Proposed ESOS Options and Proposed Determination of Non-Executive Directors' Fees will be sent to the shareholders of the Company in due course.

This announcement is dated 3 June 2003.

APPENDIX P

General Announcement
Reference No **CU-030603-56980**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **03/06/2003**

Type : **Announcement**
Subject : **NOTIFICATION PURSUANT TO PARAGRAPH 14.09 OF CHAPTER 14 OF THE LISTING REQUIREMENTS OF THE KUALA LUMPUR STOCK EXCHANGE (the "Exchange") (the "LR")**

Contents :

Maxis Communications Berhad ("Maxis" or the "Company") having received a notification on 3 June 2003 pursuant to Paragraph 14.09 of Chapter 14 of the LR, from Mr. James Edward Alexander Brodie, a Chief Financial Officer of the Company, do hereby notify the Exchange of his dealing in the securities of the Company as set out below :-

Disposal of 39,000 ordinary shares of RM0.10 each representing 0.0016% of the issued share capital of Maxis at RM5.75 each on 30 May 2003

This announcement is dated 3 June 2003

APPENDIX Q

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-030605-3D049**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**05/06/2003**

Particulars of substantial Securities Holder

Name	:	**Harapan Nusantara Sdn. Bhd. ("HNSB")**
Address	:	**Level 39, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur.**
NRIC/Passport No/Company No.	:	**288612-K**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Nusantara Makmur Sdn. Bhd. ("NMSB")
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 2,752,000 ordinary shares of RM0.10 in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**30/05/2003**	**2,752,000**	**5.700**

Circumstances by reason of which change has occurred :

NMSB had granted a call option to a third party in respect of up to 9,175,000 ordinary shares of RM0.10 each held by it in Maxis pursuant to an Option Agreement dated 26 February 2003 and Supplemental Agreement (to Option Agreement dated 26 February 2003). NMSB's interest in the shares of Maxis is reduced by 2,752,000 Maxis Shares as a result of the exercise by the third party of the option and the disposal of the remaining 2,752,000 Maxis Shares under the option to the third party.

Deemed interest by virtue of HNSB's interest in :-

(i) Angsana Kukuh Sdn. Bhd., Indomurni Sdn. Bhd. and Badai Maju Sdn. Bhd. which in turn have a deemed equity interest in Mujur Anggun Sdn. Bhd. ("MASB"). MASB in turn has a deemed interest in Cabaran Mujur Sdn. Bhd. ("CMSB");
(ii) Bagan Budiman Sdn. Bhd., the intermediate holding company of Anak Samudra Sdn. Bhd. ("ASSB") and Dumai Maju Sdn. Bhd. ("DMSB");
(iii) Nusantara Saga Sdn. Bhd., the immediate holding company of Nusantara Makmur Sdn. Bhd. ("NMSB");
(iv) Nusantara Tegas Sdn. Bhd., the immediate holding company of Usaha Kenanga Sdn. Bhd. ("UKSB") which in turn has a deemed interest in Citra Cekal Sdn. Bhd. ("CCSB"). CCSB in turn has a deemed interest in Tegas Sari Sdn. Bhd. ("TSSB").

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (collectively, HNSB Subsidiaries) collectively have 13.57% direct equity interest in the shares of Maxis.

MASB, ASSB, DMSB, NMSB, and UKSB hold its interests in Maxis as trustees under discretionary trusts for Bumiputra objects.

However, HNSB does not have any economic interest in these shares.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units) : **329,775,665**
Indirect/deemed interest (%) : **13.46**
Total no of securities after change : **329,775,665**
Date of notice : **02/06/2003**
Remarks
Notification was received by the Company on 5 June 2003.

The Registered holders of the remaining Maxis shares over which HNSB has a deemed interest are set out below :

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Anak Samudra Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Usaha Kenanga Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 20,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Dumai Maju Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 853,534 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis

Cabaran Mujur Sdn. Bhd.
Level 39, Menara Maxis,

50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Nusantara Makmur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 74,514,359 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-030605-44C79**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **05/06/2003**

Particulars of substantial Securities Holder

Name : **Ananda Krishnan Tatparanandam ("TAK")**
Address : **No. 8 Taman U Thant Dua, 55000 Kuala Lumpur.**
NRIC/Passport No/Company No. : **380401-10-5397**
Nationality/Country of incorporation : **Malaysian**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Wangi Terang Sdn Bhd
Level 39 Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
In respect of 1,381,579 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**29/05/2003**	**1,381,579**	**5.770**

Circumstances by reason of which change has occurred : **Decrease in the voting shares of Maxis over which deemed interest subsists by virtue of disposal via direct business transaction by Wangi Terang Sdn Bhd ("WTSB") of 1,381,579 Maxis shares.**

TAK's deemed interests in Maxis are held via :-

a) MAI Sdn. Berhad which in turn wholly-owns WTSB via Terang Equity Sdn Bhd;

b) Usaha Tegas Equity Sdn Bhd ("UTES") which in turn wholly-owns Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively "the UT Subsidiaries") via Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd respectively.

UTES is in turn wholly-owned by Usaha Tegas Sdn Bhd ("UTSB")

Pacific States Investment Limited ("PSIL") has a direct controlling interest in UTSB.

The shares in PSIL are held by Excorp Holdings N.V. which is in turn held by PanOcean Management Limited ("PanOcean"). PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of his family and foundations including those for charitable purposes.

Although he and PanOcean are deemed to have an interest in the shares of Maxis by virtue of the trust and related arrangements, they do not have any economic or beneficial interest in the shares; and

c) MAI Holdings Sdn Bhd which in turn wholly-owns Ria Utama Sdn Bhd and Tetap Emas Sdn Bhd respectively via Pacific Fortune Sdn Bhd.

Nature of interest : **Deemed interest**
Direct (units) :

Direct (%) :
Indirect/deemed interest (units) : **1,381,579**
Indirect/deemed interest (%) : **0.0564**
Total no of securities after change : **792,049,532**
Date of notice : **30/05/2003**
Remarks
Notification was received by the Company on 5 June 2003.

The Registered holders of the remaining Maxis shares over which TAK has a deemed interest are set out below :

Wangi Terang Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 72,324,754 ordinary shares of RM0.10 each in Maxis

Tetap Emas Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 83,689,359 ordinary shares of RM0.10 each in Maxis

Ria Utama Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 83,689,359 ordinary shares of RM0.10 each in Maxis

Wilayah Resources Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 133,901,584 ordinary shares of RM0.10 each in Maxis

Tegas Puri Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 167,378,718 ordinary shares of RM0.10 each in Maxis

Besitang Barat Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 133,901,583 ordinary shares of RM0.10 each in Maxis

Besitang Selatan Sdn Bhd
Level 39 Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 117,164,175 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-030605-31637**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**05/06/2003**

Particulars of substantial Securities Holder

Name	:	**Tun Haji Mohammed Hanif Bin Omar ("THO")**
Address	:	**No. 74, Jalan USJ 12/3B, 47630 Subang Jaya, Selangor Darul Ehsan.**
NRIC/Passport No/Company No.	:	**390116-08-5111**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
**Nusantara Makmur Sdn. Bhd. ("NMSB")
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 2,752,000 ordinary shares of RM0.10 in Maxis**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**30/05/2003**	**2,752,000**	**5.700**

Circumstances by reason of which change has occurred :

NMSB had granted a call option to a third party in respect of up to 9,175,000 ordinary shares of RM0.10 each held by it in Maxis pursuant to an Option Agreement dated 26 February 2003 and Supplemental Agreement (to Option Agreement dated 26 February 2003). NMSB's interest in the shares of Maxis is reduced by 2,752,000 Maxis Shares as a result of the exercise by the third party of the option and the disposal of the remaining 2,752,000 Maxis Shares under the option to the third party.

THO is deemed to have an interest in the shares of Maxis in which Harapan Nusantara Sdn. Bhd. ("HNSB") has an interest by virtue of his interest in HNSB.

**HNSB wholly-owns :-
(i) Angsana Kukuh Sdn. Bhd., Indomurni Sdn. Bhd. and Badai Maju Sdn. Bhd. which in turn have a deemed equity interest in Mujur Anggun Sdn. Bhd. ("MASB"). MASB in turn has a deemed interest in Cabaran Mujur Sdn. Bhd. ("CMSB");
(ii) Bagan Budiman Sdn. Bhd., the intermediate holding company of Anak Samudra Sdn. Bhd. ("ASSB") and Dumai Maju Sdn. Bhd. ("DMSB");
(iii) Nusantara Saga Sdn. Bhd., the immediate holding company of NMSB;
(iv) Nusantara Tegas Sdn. Bhd., the immediate holding company of Usaha Kenanga Sdn. Bhd. ("UKSB") which in turn has a deemed interest in Citra Cekal Sdn. Bhd. ("CCSB"). CCSB in turn has a deemed interest in Tegas Sari Sdn. Bhd. ("TSSB").**

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (collectively, HNSB Subsidiaries) collectively have 13.46% direct equity interest in the shares of Maxis.

MASB, ASSB, DMSB, NMSB, and UKSB hold its interests in Maxis as trustees under discretionary trusts for Bumiputra objects.

However, THO does not have any economic interest in these shares.

THO is also deemed to have an interest over 2,000,000 shares in Maxis held through Dian Tiara Sdn. Bhd. ("DTSB") by virtue of his interest in DTSB and over 1,000,000 shares in Maxis held through a nominee, namely, Bumiputra-Commerce Nominees (Tempatan) Sdn. Bhd.

Therefore, THO has an aggregate of 13.58% equity interest in Maxis.

Nature of interest	:	**Deemed interest**
Direct (units)	:	**1,000,000**
Direct (%)	:	**0.0408**
Indirect/deemed interest (units)	:	**331,775,665**
Indirect/deemed interest (%)	:	**13.54**
Total no of securities after change	:	**332,775,665**
Date of notice	:	**02/06/2003**

Remarks

Notification was received by the Company on 5 June 2003.

The Registered holders of the remaining Maxis shares over which THO has a deemed interest are set out below :

Bumiputra-Commerce Nominees (Tempatan) Sdn. Bhd.
20th Floor, Menara Bumiputra
Jalan Melaka
50100 Kuala Lumpur
In respect of 1,000,000 ordinary shares of RM0.10 each in Maxis

Dian Tiara Sdn. Bhd.
Suite 1608, Plaza Pengkalan
Jalan Tiong
3rd Mile, Jalan Ipoh
51100 Kuala Lumpur
In respect of 2,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Anak Samudra Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Usaha Kenanga Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 20,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Dumai Maju Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis

Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 853,534 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis

Cabaran Mujur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Nusantara Makmur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 74,514,359 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-030605-39318**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**05/06/2003**

Particulars of substantial Securities Holder

Name	:	**Hj. Affendi Bin Tun Haji Mohd Fuad Stephens ("AF")**
Address	:	**12-C, Jalan Madge, 55000 Kuala Lumpur.**
NRIC/Passport No/Company No.	:	**590103-12-6013**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Nusantara Makmur Sdn. Bhd. ("NMSB")
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 2,752,000 ordinary shares of RM0.10 in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**30/05/2003**	**2,752,000**	**5.700**

Circumstances by reason of which change has occurred :

NMSB had granted a call option to a third party in respect of up to 9,175,000 ordinary shares of RM0.10 each held by it in Maxis pursuant to an Option Agreement dated 26 February 2003 and Supplemental Agreement (to Option Agreement dated 26 February 2003). NMSB's interest in the shares of Maxis is reduced by 2,752,000 Maxis Shares as a result of the exercise by the third party of the option and the disposal of the remaining 2,752,000 Maxis Shares under the option to the third party.

AF is deemed to have an interest in the shares of Maxis in which Harapan Nusantara Sdn. Bhd. ("HNSB") has an interest by virtue of his interest in HNSB.

HNSB wholly-owns :-
(i) Angsana Kukuh Sdn. Bhd., Indomurni Sdn. Bhd. and Badai Maju Sdn. Bhd. which in turn have a deemed equity interest in Mujur Anggun Sdn. Bhd. ("MASB"). MASB in turn has a deemed interest in Cabaran Mujur Sdn. Bhd. ("CMSB");
(ii) Bagan Budiman Sdn. Bhd., the intermediate holding company of Anak Samudra Sdn. Bhd. ("ASSB") and Dumai Maju Sdn. Bhd. ("DMSB");
(iii) Nusantara Saga Sdn. Bhd., the immediate holding company of NMSB;
(iv) Nusantara Tegas Sdn. Bhd., the immediate holding company of Usaha Kenanga Sdn. Bhd. ("UKSB") which in turn has a deemed interest in Citra Cekal Sdn. Bhd. ("CCSB"). CCSB in turn has a deemed interest in Tegas Sari Sdn. Bhd. ("TSSB").

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (collectively, HNSB Subsidiaries) collectively have 13.46% direct equity interest in the shares of Maxis.

MASB, ASSB, DMSB, NMSB, and UKSB hold its interests in Maxis as trustees under discretionary trusts for Bumiputra objects.

However, AF does not have any economic interest in these shares.

Nature of interest : **Deemed interest**

Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : 329,775,665
Indirect/deemed interest (%) : 13.46
Total no of securities after change : 329,775,665
Date of notice : 02/06/2003
Remarks
Notification was received by the Company on 5 June 2003.

The Registered holders of the remaining Maxis shares over which AF has a deemed interest are set out below :

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Anak Samudra Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Usaha Kenanga Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 20,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Dumai Maju Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 853,534 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis

Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Nusantara Makmur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 74,514,359 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-030605-1E5C0**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**05/06/2003**

Particulars of substantial Securities Holder

Name	:	**Dato' Haji Badri Bin Haji Masri ("Dato' Badri")**
Address	:	**No. 6, Jalan SS5B/5, Kelana Jaya, 47301 Petaling Jaya, Selangor Darul Ehsan.**
NRIC/Passport No/Company No.	:	**440509-10-5163**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Nusantara Makmur Sdn. Bhd. ("NMSB")
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 2,752,000 ordinary shares of RM0.10 in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**30/05/2003**	**2,752,000**	**5.700**

Circumstances by reason of which change has occurred :

NMSB had granted a call option to a third party in respect of up to 9,175,000 ordinary shares of RM0.10 each held by it in Maxis pursuant to an Option Agreement dated 26 February 2003 and Supplemental Agreement (to Option Agreement dated 26 February 2003). NMSB's interest in the shares of Maxis is reduced by 2,752,000 Maxis Shares as a result of the exercise by the third party of the option and the disposal of the remaining 2,752,000 Maxis Shares under the option to the third party.

Dato' Badri is deemed to have an interest in the shares of Maxis in which Harapan Nusantara Sdn. Bhd. ("HNSB") has an interest by virtue of his interest in HNSB.

HNSB wholly-owns :-
(i) Angsana Kukuh Sdn. Bhd., Indomurni Sdn. Bhd. and Badai Maju Sdn. Bhd. which in turn have a deemed equity interest in Mujur Anggun Sdn. Bhd. ("MASB"). MASB in turn has a deemed interest in Cabaran Mujur Sdn. Bhd. ("CMSB");
(ii) Bagan Budiman Sdn. Bhd., the intermediate holding company of Anak Samudra Sdn. Bhd. ("ASSB") and Dumai Maju Sdn. Bhd. ("DMSB");
(iii) Nusantara Saga Sdn. Bhd., the immediate holding company of NMSB;
(iv) Nusantara Tegas Sdn. Bhd., the immediate holding company of Usaha Kenanga Sdn. Bhd. ("UKSB") which in turn has a deemed interest in Citra Cekal Sdn. Bhd. ("CCSB"). CCSB in turn has a deemed interest in Tegas Sari Sdn. Bhd. ("TSSB").

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (collectively, HNSB Subsidiaries) collectively have 13.46% direct equity interest in the shares of Maxis.

MASB, ASSB, DMSB, NMSB, and UKSB hold its interests in Maxis as trustees under discretionary trusts for Bumiputra objects.

However, Dato' Badri does not have any economic interest in

		these shares.
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**329,775,665**
Indirect/deemed interest (%)	:	**13.46**
Total no of securities after change	:	**329,775,665**
Date of notice	:	**02/06/2003**

Remarks

Notification was received by the Company on 5 June 2003.

The Registered holders of the remaining Maxis shares over which Dato' Badri has a deemed interest are set out below :

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Anak Samudra Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Usaha Kenanga Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 20,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Dumai Maju Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 853,534 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of [illegible] ordinary shares of RM0.10 each in Maxis

Cabaran Mujur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Nusantara Makmur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 74,514,359 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-030605-2785D**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**05/06/2003**

Particulars of substantial Securities Holder

Name	:	**Mohamad Shahrin Bin Merican ("MS")**
Address	:	**No. 458, Taman Ampang Utama, 68000 Ampang, Selangor Darul Ehsan.**
NRIC/Passport No/Company No.	:	**550405-02-5529**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Nusantara Makmur Sdn. Bhd. ("NMSB")
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 2,752,000 ordinary shares of RM0.10 in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**30/05/2003**	**2,752,000**	**5.700**

Circumstances by reason of which change has occurred :

NMSB had granted a call option to a third party in respect of up to 9,175,000 ordinary shares of RM0.10 each held by it in Maxis pursuant to an Option Agreement dated 26 February 2003 and Supplemental Agreement (to Option Agreement dated 26 February 2003). NMSB's interest in the shares of Maxis is reduced by 2,752,000 Maxis Shares as a result of the exercise by the third party of the option and the disposal of the remaining 2,752,000 Maxis Shares under the option to the third party.

MS is deemed to have an interest in the shares of Maxis in which Harapan Nusantara Sdn. Bhd. ("HNSB") has an interest by virtue of his interest in HNSB.

HNSB wholly-owns :-
(i) Angsana Kukuh Sdn. Bhd., Indomurni Sdn. Bhd. and Badai Maju Sdn. Bhd. which in turn have a deemed equity interest in Mujur Anggun Sdn. Bhd. ("MASB"). MASB in turn has a deemed interest in Cabaran Mujur Sdn. Bhd. ("CMSB");
(ii) Bagan Budiman Sdn. Bhd., the intermediate holding company of Anak Samudra Sdn. Bhd. ("ASSB") and Dumai Maju Sdn. Bhd. ("DMSB");
(iii) Nusantara Saga Sdn. Bhd., the immediate holding company of NMSB;
(iv) Nusantara Tegas Sdn. Bhd., the immediate holding company of Usaha Kenanga Sdn. Bhd. ("UKSB") which in turn has a deemed interest in Citra Cekal Sdn. Bhd. ("CCSB"). CCSB in turn has a deemed interest in Tegas Sari Sdn. Bhd. ("TSSB").

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (collectively, HNSB Subsidiaries) collectively have 13.46% direct equity interest in the shares of Maxis.

MASB, ASSB, DMSB, NMSB, and UKSB hold its interests in Maxis as trustees under discretionary trusts for Bumiputra objects.

However, MS does not have any economic interest in these shares.

MS also has a direct equity interest over 130,000 shares in Maxis registered in his name of which he is the beneficial owner of the Maxis shares.

Therefore, he has an aggregate of 13.46% equity interest in Maxis

Nature of interest	:	**Deemed interest**
Direct (units)	:	**130,000**
Direct (%)	:	**0.005**
Indirect/deemed interest (units)	:	**329,775,665**
Indirect/deemed interest (%)	:	**13.46**
Total no of securities after change	:	**329,905,665**
Date of notice	:	**02/06/2003**

Remarks

Notification was received by the Company on 5 June 2003.

The Registered holders of the remaining Maxis shares over which MS has a deemed interest are set out below :

Mohamad Shahrin Bin Merican
No. 458 Taman Ampang Utama,
68000 Ampang,
Selangor Darul Ehsan.
In respect of 130,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Anak Samudra Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Usaha Kenanga Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 20,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Dumai Maju Sdn. Bhd.
8A floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 853,534 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis

Cabaran Mujur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Nusantara Makmur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 74,514,359 ordinary shares of RM0.10 each in Maxis

APPENDIX R

General Announcement
Reference No **MC-030605-62930**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**05/06/2003**

Type : **Announcement**
Subject : **Related Party Transaction pursuant to Paragraph 10.08 of the Kuala Lumpur Stock Exchange ("KLSE") Listing Requirements ("LR")**

Contents :

1. Introduction

Maxis Communications Berhad ("Maxis" or "the Company") wishes to announce the following Related Party Transaction entered into by Maxis Multimedia Sdn Bhd ("Maxis Multimedia"), a wholly-owned subsidiary of the Company on 5 June 2003 :-

Memorandum of Understanding ("MOU") between Maxis Multimedia and Malaysia Venture Capital Management Sdn Bhd ("MAVCAP") for the purpose of collaboration in developing local mobile content and application developers' community ("the Project "). The collaboration will involve the identification, assessment, funding, development, support and testing for suitable commercial mobile content and application partners. This MOU is effective for a period of three (3) months and parties may renew for a further period, as may be mutually agreed.

The Transaction above is a Related Party Transaction ("RPT") pursuant to Paragraph 10.08 of the LR.

2. Details of Non-Recurrent Transaction

Nature of transaction and Transacting Party	Value of Transaction	The Tenure
MOU between Maxis Multimedia and MAVCAP for the purpose of potential collaboration in the development of local mobile content and application developers' community	Not Applicable	Not Applicable

3. Rationale

The potential collaboration with MAVCAP will enable Maxis to position itself in leading the mobile services industry especially in the area of mobility data and the provisioning of innovative new services.

In addition, this collaboration will help to develop the local industry in

boosting local talent in the area of mobile content and applications development.

4. Details of the MOU

Under the MOU, Maxis Multimedia and MAVCAP will :-

a) Jointly identify, develop and support Malaysian-owned and Malaysian-based content developers;
b) Maxis Multimedia will provide the local developers with mobile communication network environment, technical support, marketing advice, and opportunity for market access;

c) MAVCAP will provide the opportunity for financial assistance in the form of seed funding to qualified developers who have developed content and applications fit and viable for commercial purposes;

d) Maxis Multimedia and MAVCAP will also jointly provide developers with technology and organisational management assistance such as technology applications evaluations, evaluation and recommendation of application development directions;

e) Maxis Multimedia and MAVCAP will form a working group consisting of subject matter experts to operate and further enhance the programme.

5. Details of Interest of Directors and Major Shareholders

The Transaction is deemed to be a related party transaction by virtue of Y.Bhg. Dato' Jamaludin Ibrahim being a Director and Shareholder of Maxis with an equity interest of 0.0143% in Maxis held through a nominee, and also a Director of MAVCAP. DJI is also the Chief Executive Officer of Maxis.

6. Statement by the Board of Directors

The Board (save for DJI who abstained from all Board deliberations and voting on the Transaction) having taken into consideration all aspects of the Transaction is of the opinion that it is in the best interest of the Maxis Group.

7. Financial Effects

The Transaction does not have any effect on the issued and paid-up capital or on the shareholdings of the substantial shareholders and it does not have any material effect on the earnings and net tangible assets of the Maxis Group.

8. Approval Required

The Transaction does not require Maxis' shareholders' approval or approvals from any relevant authorities.

APPENDIX S

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-030609-54085**

Submitting Merchant Bank : **N/A**
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **10/06/2003**

Particulars of substantial Securities Holder

Name : **EMPLOYEES PROVIDENT FUND ("EPF") BOARD**
Address : **Tingkat 23 Bangunan KWSP**
Jalan Raja Laut
50350 Kuala Lumpur
NRIC/Passport No/Company No. : **EPF ACT 1991**
Nationality/Country of incorporation : **Malaysia**
Descriptions(Class & nominal value) : **Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Employees Provident Fund Board, Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**26/05/2003**	**1,300,000**	
Disposed	**27/05/2003**	**1,064,600**	

Circumstances by reason of which change has occurred : **Disposal of 2,364,600 shares by EPF Board**
Nature of interest : **Direct**
Direct (units) : **121,829,300**
Direct (%) : **4.97**
Indirect/deemed interest (units) : **14,578,000**
Indirect/deemed interest (%) : **0.59**
Total no of securities after change : **136,407,300**
Date of notice : **27/05/2003**

Remarks
Notification was received by the Company on 9 June 2003

The number of shares directly managed by EPF is 121,829,300 whilst the additional 14,578,000 are managed by the following Portfolio Managers :-

1. Alliance Merchant Bank - 1,200,000
2. Amanah SSCM Asset Management - 4,410,000
3. CMS Dresdner Asset Management - 400,000
4. Commerce Asset Fund Manager - 1,165,000
5. Mayban Investment Management - 1,600,000
6. MIDF Aberdeen Asset Management - 1,429,000
7. Nomura Asset Management - 3,270,000
8. PHEIM Asset Management - 254,000
9.SBB Asset Management - 850,000

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-030609-756D2**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**10/06/2003**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND ("EPF") BOARD**
Address	:	**Tingkat 23 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

Employees Provident Fund Board, Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**28/05/2003**	**915,000**	
Disposed	**29/05/2003**	**484,400**	

Circumstances by reason of which change has occurred	:	**Disposal of 1,399,400 shares by EPF Board**
Nature of interest	:	**Direct**
Direct (units)	:	**120,429,900**
Direct (%)	:	**4.91**
Indirect/deemed interest (units)	:	**14,578,000**
Indirect/deemed interest (%)	:	**0.59**
Total no of securities after change	:	**135,007,900**
Date of notice	:	**29/05/2003**

Remarks

Notification was received by the Company on 9 June 2003

The number of shares directly managed by EPF is 120,429,900 whilst the additional 14,578,000 are managed by the following Portfolio Managers :-

1. Alliance Merchant Bank - 1,200,000
2. Amanah SSCM Asset Management - 4,410,000
3. CMS Dresdner Asset Management - 400,000
4. Commerce Asset Fund Manager - 1,165,000
5. Mayban Investment Management - 1,600,000
6. MIDF Aberdeen Asset Management - 1,429,000
7. Nomura Asset Management - 3,270,000
8. PHEIM Asset Management - 254,000
9.SBB Asset Management - 850,000

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-030609-75954**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**10/06/2003**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND ("EPF") BOARD**
Address	:	**Tingkat 23 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Employees Provident Fund Board, Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**30/05/2003**	**1,259,700**	
Disposed	**02/06/2003**	**1,131,600**	
Disposed	**30/05/2003**	**60,000**	

Circumstances by reason of which change has occurred	:	**Disposal of 2,451,300 shares by EPF Board, which includes disposal of 60,000 shares managed by one of the Portfolio Managers (Commerce Asset Fund Manager)**
Nature of interest	:	**Direct**
Direct (units)	:	**118,038,600**
Direct (%)	:	**4.82**
Indirect/deemed interest (units)	:	**14,518,000**
Indirect/deemed interest (%)	:	**0.59**
Total no of securities after change	:	**132,556,600**
Date of notice	:	**02/06/2003**

Remarks
Notification was received by the Company on 9 June 2003

The number of shares directly managed by EPF is 118,038,600 whilst the additional 14,518,000 are managed by the following Portfolio Managers :-

1. Alliance Merchant Bank - 1,200,000
2. Amanah SSCM Asset Management - 4,410,000
3. CMS Dresdner Asset Management - 400,000
4. Commerce Asset Fund Manager - 1,105,000
5. Mayban Investment Management - 1,600,000
6. MIDF Aberdeen Asset Management - 1,429,000
7. Nomura Asset Management - 3,270,000
8. PHEIM Asset Management - 254,000
9.SBB Asset Management - 850,000

APPENDIX T

General Announcement
Reference No **MC-030611-66099**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**11/06/2003**

Type : **Announcement**
Subject : **MAXIS COMMUNICATIONS BERHAD**
- MAXIS MOBILE SDN BHD SETTLES WITH EQUIPMENT SUPPLIER

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") refers to the Company's previous disclosures, in relation to Maxis Mobile Sdn Bhd (229892-M) ("Maxis Mobile"), a wholly owned subsidiary of the Company.

Maxis Mobile had claimed that one of its principal equipment suppliers, Motorola Electronics Sdn. Bhd.("Motorola") had failed to meet certain agreed equipment and software delivery milestones and performance standards for the supply of base stations and network switching systems.

The Board of Directors of Maxis wishes to announce that Maxis Mobile and Motorola have today settled these issues. Motorola has agreed to compensate Maxis Mobile with certain discounts in respect of these matters.

The settlement will not have any material effect on the net tangible assets and the consolidated earnings of Maxis for the financial year ending 31 December 2003.

The Board of Directors of Maxis is of the opinion that the settlement is in the best interests of the Maxis Group.

This announcement is dated 11 June 2003



Maxis Communications Berhad (158400-V)
Aras 18, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia
P.O. Box 13447
50180 Kuala Lumpur
Malaysia
Tel : (603) 2330 7000
Fax : (603) 2330 0008

SUPPL

M4772-00009/LCB/CZH/rse

2 September 2003


RECEIVED
SEP 16 2003
187

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Application

Ladies and Gentlemen:

We refer to our letter dated 31 October 2002 seeking an exemption based upon Rule 12g3-2(b) pursuant to the Securities Exchange Act of 1934 ("the SE Act"), as amended.

We enclose herewith an update to Annex B as attached to the abovementioned letter for the period from 16 July 2003 to 15 August 2003, pursuant to Rule12g3-2(b)(1)(ii) of the SE Act. The list sets forth the information that the Company has filed with the Kuala Lumpur Stock Exchange and which is made public by such exchange.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director

Dipak Kaur
Secretary

Enclosures

c.c. Mr. Chris Holland

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Kuala Lumpur Stock Exchange ("KLSE")			
1. Listing Circular - Maxis Employee Share Option Scheme	16 July 2003	KLSE Listing Requirements	A
2. Changes in Substantial Shareholders' Interest Pursuant to Form 29B of the Companies Act, 1965 a) The Capital Group Companies Inc.	17 July 2003	KLSE Listing Requirements and Malaysian Companies Act, 1965	B
3. Listing Circular - Maxis Employee Share Option Scheme	21 July 2003	KLSE Listing Requirements	C
4. Listing Circular - Maxis Employee Share Option Scheme	25 July 2003	KLSE Listing Requirements	D
5. Listing Circular - Maxis Employee Share Option Scheme	31 July 2003	KLSE Listing Requirements	E
6. Listing Circular - Maxis Employee Share Option Scheme	01 August 2003	KLSE Listing Requirements	F
7. Listing Circular - Maxis Employee Share Option Scheme	06 August 2003	KLSE Listing Requirements	G

8.	Announcement	08 August 2003	KLSE Listing Requirements	H
9.	Listing Circular - Maxis Employee Share Option Scheme	13 August 2003	KLSE Listing Requirements	I
10.	Listing Circular - Maxis Employee Share Option Scheme	15 August 2003	KLSE Listing Requirements	J

APPENDIX A

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 18279 OF 2003

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **16/07/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 245,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 18 July 2003.

APPENDIX B

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **CU-030716-59406**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**17/07/2003**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA.**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26,
Jalan Sultan Ismail,
50250 Kuala Lumpur,
Malaysia.
In respect of 558,000 ordinary shares of RM0.10 in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**10/07/2003**	**558,000**	**5.821**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**558,000**
Indirect/deemed interest (%)	:	**0.023**
Total no of securities after change	:	**128,472,700**
Date of notice	:	**15/07/2003**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 16 July 2003.

With reference to the "Details of Changes" as stated above :-
1. The acquisition as stated in row 1 is in relation to shares registered under Chase Manhattan (Malaysia) Nominees Sdn Bhd.

The Registered holders of the remaining Maxis shares over which CGC has a deemed interest after the change as stated above are set out below :-

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26,
Jalan Sultan Ismail,
50250 Kuala Lumpur,
Malaysia.
In respect of 89,631,800 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang,
50100 Kuala Lumpur,
Malaysia.
In respect of 13,028,700 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank

In respect of 4,297,500 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
In respect of 1,008,000 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang,
50450 Kuala Lumpur,
Malaysia.
In respect of 20,506,700 ordinary shares of RM0.10 each in Maxis

APPENDIX C

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 18358 OF 2003

Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **21/07/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 222,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 23 July 2003.

APPENDIX D

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 18473 OF 2003

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **25/07/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 214,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 29 July 2003.

APPENDIX E

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 18585 OF 2003

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **31/07/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 161,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 1 August 2003.

APPENDIX F

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 18633 OF 2003

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **01/08/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 94,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 5 August 2003.

APPENDIX G

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 18719 OF 2003

Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **06/08/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 278,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 8 August 2003.

APPENDIX H

General Announcement
Reference No **MC-030808-64541**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**08/08/2003**

Type	:	**Announcement**
Subject	:	**Notification pursuant to Paragraph 14.09 of Chapter 14 of the Listing Requirement of the Kuala Lumpur Stock Exchange (the 'Exchange') (the 'LR')**

Contents :

Maxis Communications Berhad ('Maxis' or "the Company") having received a notification on 7 August 2003 pursuant to Paragraph 14.09 of Chapter 14 of the LR, from Y.Bhg. Dato' Jamaludin Ibrahim, a Director and the Chief Executive Officer of the Company, do hereby notify the Exchange of his dealing in the securities of the Company as set out below:-

Acceptance on 25 July 2003 of an offer, pursuant to the Employee Share Option Scheme ("ESOS") of the Company to grant 368,000 options ("the Grant") over ordinary shares at an option price of RM 5.13 for each share. The consideration for the Grant is RM 1.00. The nominal value of the shares is RM 0.10 each.

The shares to which the options relate represent 0.015% of all the issued ordinary shares in the Company.

The above Grant is within the limits of the shareholders' approval which was obtained on 19 June 2003, wherein, shareholders of Maxis, approved the grant of options to Dato' Jamaludin Ibrahim to subscribe for a maximum of 1,000,000 ordinary shares in Maxis pursuant to the Maxis' Employee Share Option Scheme .

This Announcement is dated 8 August 2003

General Announcement
Reference No **MC-030808-63417**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**08/08/2003**

Type	:	**Announcement**
Subject	:	**Notification pursuant to Paragraph 14.09 of Chapter 14 of the Listing Requirements of the Kuala Lumpur Stock Exchange ("the Exchange") (the "LR")**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") having received a notification on 8 August 2003 pursuant to Paragraph 14.09 of Chapter 14 of the LR, from Mr. Edward Ying, the Chief Operating Officer of the Company, do hereby notify the Exchange of his dealing in the securities of the Company as set out below :-

Acceptance on 26 July 2003 of an offer, to grant up to a maximum of 4,000,000 options ("the options") over ordinary shares at an option price of RM5.34 for each share, to be vested and exercisable over a period of 5 years. The consideration for the acceptance of the grant is RM1.00. The nominal value of the shares is RM 0.10 each.

The actual number of options to be vested in and exercisable by Mr Edward Ying in any particular year shall depend on his meeting the performance targets in the preceding period. This will be determined upon a written confirmation of vesting from the Company. The vesting schedule for each year is as follows:-

Vesting	Vesting date	No. of options
First vesting	1 March 2004	0 to 500,000
Second vesting	1 March 2005	0 to 800,000
Third vesting	1 March 2006	0 to 800,000
Fourth vesting	1 March 2007	0 to 800,000
Fifth vesting	1 March 2008	0 to 800,000
Sixth vesting	11 May 2008	0 to 300,000
Total		**Up to 4,000,000**

The options are in lieu of any offers made to employees pursuant to the Employee Share Option Scheme of the Company.

The shares to which the options relate represent 0.163% of all the issued ordinary shares in the Company.

This announcement is dated 8 August 2003

General Announcement
Reference No **MM-030808-54332**

Submitting Merchant Bank	:	**RHB SAKURA MERCHANT BANKERS BERHAD**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**08/08/2003**

Type : **Announcement**
Subject : **Maxis Communications Berhad ("Maxis")**
- Proposed reorganisation of the activities of Maxis' wholly-owned subsidiaries ("Proposed Reorganisation")

Contents :

1. Introduction

The Board of Directors of Maxis wishes to announce that its wholly-owned subsidiaries, Maxis Mobile Sdn Bhd ("MM"), Maxis Broadband Sdn Bhd ("MB") and Malaysian Mobile Services Sdn Bhd ("MMS") *(formerly known as TIMECel Sdn Bhd)* have today entered into Reconstruction Agreements to facilitate the internal reorganisation of the activities of those subsidiaries with separate subsidiaries undertaking the separate functions of network facilities and network services provider, mobile applications services provider and corporate support and services provider.

2. THE DETAILS OF THE PROPOSED REORGANISATION

The Proposed Reorganisation will entail the following changes:

(i) MB's current operations of providing facilities (including network management) and transmission infrastructure that serve both mobile and fixed services and providing fixed and Internet Service Provider ("ISP") services will be expanded to include owning, maintaining, building and operating radio facilities and associated switches;

(ii) MMS will be the mobile applications services provider, handling mobile subscribers, customer care, billing and sales and marketing functions; and

(iii) MM's mobile applications services provider operations will be transferred to MMS. Special niche project(s) such as Universal Service Provision ("USP") will be carried out by MM. Corporate support and service functions including those transferred from MMS will remain in and continue to be provided by MM to Maxis and its subsidiaries ("Maxis Group").

Pursuant to the Reconstruction Agreements, (i) MM and MMS will transfer their respective network assets and network liabilities to MB (ii) MM will transfer its assets and liabilities relating to mobile retail operations to MMS (iii) MMS will transfer its assets and liabilities relating to corporate support operations to MM and (iv) the consideration to be paid by the acquirer companies in each case shall be the value of the acquired assets less assumed liabilities of the acquiree companies as at the completion date. Completion is envisaged to take place by end of 2003.

3. RATIONALE

In May 2003, Maxis completed the acquisition of the entire equity interest in MMS. The acquisition has resulted in a certain amount of overlap in business activities and functions between MMS and MM. It is critical for Maxis to integrate MMS's activities and operations with those of the other subsidiaries in the Maxis Group post-MMS acquisition to enable Maxis to fully realise the synergies from the acquisition of MMS. The Proposed Reorganisation is intended to integrate MMS into the Maxis Group, and will enable Maxis to maximise the potential benefits arising from the MMS acquisition, including the additional spectrum, subscriber base, network equipment and site reuse. Due to organisational and operational differences between MMS and other subsidiaries in the Maxis Group, the integration will involve a significant degree of functional and organisational streamlining. The Proposed Reorganisation is also expected to facilitate the alignment of sales and marketing strategies, whilst ensuring the efficient provision of network and applications services, and the elimination of duplication of customer service and administration functions.
In addition, the Proposed Reorganisation will more closely align the operations of members of the Maxis Group to the licensing regime under the Communications and Multimedia Act, 1998, with entity roles being redefined according to network facilities, network services and applications services provisions.

The Proposed Reorganisation will not result in any change to the corporate structure of the Maxis Group. MM, MB and MMS will continue to be wholly-owned subsidiaries of Maxis.

4. CONDITIONS TO THE PROPOSED REORGANISATION

The Proposed Reorganisation is subject to the relevant approvals being obtained from the following:

(i) Foreign Investment Committee;
(ii) Malaysian Communications and Multimedia Commission;
(iii) Ministry of Finance and/or Royal Customs Department;
(iv) Lenders; and
(v) any other relevant authorities/parties, if required.

5. EFFECTS OF THE PROPOSED REORGANISATION

5.1 Share Capital and Substantial Shareholder

The Proposed Reorganisation will not have any effect on the share capital and shareholding structure of Maxis as there will be no new issue of Maxis' shares pursuant to the Proposed Reorganisation.

5.2 Earnings

The Proposed Reorganisation will not have a material adverse effect on the profit before taxation of the Maxis Group for the financial year which will end on 31 December 2003.

However, there will be an initial one-off recognition of a deferred tax asset amounting to approximately RM800 million. This will have a material positive impact on the profit

5.3 Net Tangible Assets ("NTA")

The Proposed Reorganisation is not expected to have any material effect on the NTA of the Maxis Group save for the effects of the initial one-off recognition of the deferred tax asset as detailed above in Section 5.2.

6. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

By virtue of Paragraph 10.02(j)(iii) of the Listing Requirements of the Kuala Lumpur Stock Exchange, transactions to be effected under the Proposed Reorganisation are not deemed to be related party transactions or transactions to which Parts D and E of Chapter 10 of the Listing Requirements would apply as the transactions involved are to be entered into between Maxis' wholly-owned subsidiaries.

In this connection, the Directors, major shareholders of Maxis and/or persons connected to them, would not be deemed to be interested in the Proposed Reorganisation.

7. DIRECTORS' STATEMENT

Having taken into consideration all aspects of the Proposed Reorganisation, the Board of Directors is of the opinion that the Proposed Reorganisation is in the best interest of Maxis and its shareholders.

8. DEPARTURE FROM THE SECURITIES COMMISSION'S ("SC") POLICIES AND GUIDELINES ON ISSUE/OFFER OF SECURITIES

To the best of the knowledge of Maxis, the Proposed Reorganisation has not departed from the SC's Policies and Guidelines on Issue/Offer of Securities.

9. DOCUMENTS AVAILABLE FOR INSPECTION

The Reconstruction Agreements dated 8 August 2003 are available for inspection at the registered office of Maxis at Level 18 Menara Maxis, Kuala Lumpur City Centre, off Jalan Ampang 50088 Kuala Lumpur during normal business hours from Mondays to Fridays (except public holidays) for a period of 3 months from the date of this announcement.

This announcement is dated 8 August 2003.

APPENDIX I

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 18880 OF 2003

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **13/08/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 122,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 15 August 2003.

APPENDIX J

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 18960 OF 2003

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **15/08/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 149,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 19 August 2003.





Maxis Communications Berhad (158400-V)
Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

P.O. Box 13447
50180 Kuala Lumpur
Malaysia

Tel : (603) 2330 7000
Fax : (603) 2330 0008

M4772-00009/LCB/CZH/rse

24 July 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Application

Ladies and Gentlemen:

We refer to our letter dated 31 October 2002 seeking an exemption based upon Rule 12g3-2(b) pursuant to the Securities Exchange Act of 1934 ("the SE Act"), as amended.

We enclose herewith an update to Annex B as attached to the abovementioned letter for the period from 16 June 2003 to 15 July 2003, pursuant to Rule12g3-2(b)(1)(ii) of the SE Act. The list sets forth the information that the Company has filed with the Kuala Lumpur Stock Exchange and which is made public by such exchange.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director

Dipak Kaur
Secretary

Enclosures

c.c. Mr. Chris Holland

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Kuala Lumpur Stock Exchange ("KLSE")			
1. Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965 a) Employees Provident Fund ("EPF") Fund	16 June 2003	KLSE Listing Requirements and Malaysian Companies Act, 1965	A
2. Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act, 1965 a) Employees Provident Fund ("EPF") Fund	26 June 2003	KLSE Listing Requirements and Malaysian Companies Act, 1965	B
3. Changes in Substantial Shareholders' Interest Pursuant to Form 29B of the Companies Act, 1965 a) Ananda Krishnan Tatparanandam	10 July 2003	KLSE Listing Requirements and Malaysian Companies Act, 1965	C
4. Notice of Interest of Substantial Shareholder Pursuant to Form 29A of the Companies Act, 1965 a) The Capital Group Companies, Inc	14 July 2003	KLSE Listing Requirements and Malaysian Companies Act, 1965	D

APPENDIX A

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-030616-35501**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **16/06/2003**

Particulars of substantial Securities Holder

Name : **Employees Provident Fund ("EPF") Board**
Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
NRIC/Passport No/Company No. : **EPF ACT 1991**
Nationality/Country of incorporation : **Malaysia**
Descriptions(Class & nominal value) : **Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP,
Jalan Raja Laut,
50350 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**03/06/2003**	**1,747,200**	
Disposed	**04/06/2003**	**102,900**	

Circumstances by reason of which change has occurred : **Disposal of 1,850,100 shares by EPF Board**
Nature of interest : **Direct**
Direct (units) : **116,188,500**
Direct (%) : **4.74**
Indirect/deemed interest (units) : **14,518,000**
Indirect/deemed interest (%) : **0.59**
Total no of securities after change : **130,706,500**
Date of notice : **04/06/2003**
Remarks
Notification was received by the Company on 16 June 2003

The number of shares directly managed by EPF is 116,188,500 whilst the additional 14,518,000 are managed by the following Portfolio Managers :-

1. Alliance Merchant Bank - 1,200,000
2. Amanah SSCM Asset Management - 4,410,000
3. CMS Dresdner Asset Management - 400,000
4. Commerce Asset Fund Manager - 1,105,000
5. Mayban Investment Management - 1,600,000
6. MIDF Aberdeen Asset Management - 1,429,000
7. Nomura Asset Management - 3,270,000
8. PHEIM Asset Management - 254,000
9.SBB Asset Management - 850,000

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-030616-B51B3**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**16/06/2003**

Particulars of substantial Securities Holder

Name	:	**Employees Provident Fund ("EPF") Board**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP,
Jalan Raja Laut,
50350 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**05/06/2003**	**1,500,000**	
Disposed	**06/06/2003**	**1,800,000**	

Circumstances by reason of which change has occurred	:	**Disposal of 3,300,000 shares by EPF Board**
Nature of interest	:	**Direct**
Direct (units)	:	**112,888,500**
Direct (%)	:	**4.61**
Indirect/deemed interest (units)	:	**14,518,000**
Indirect/deemed interest (%)	:	**0.59**
Total no of securities after change	:	**127,406,500**
Date of notice	:	**06/06/2003**

Remarks
Notification was received by the Company on 16 June 2003

The number of shares directly managed by EPF is 112,888,500 whilst the additional 14,518,000 are managed by the following Portfolio Managers :-

1. Alliance Merchant Bank - 1,200,000
2. Amanah SSCM Asset Management - 4,410,000
3. CMS Dresdner Asset Management - 400,000
4. Commerce Asset Fund Manager - 1,105,000
5. Mayban Investment Management - 1,600,000
6. MIDF Aberdeen Asset Management - 1,429,000
7. Nomura Asset Management - 3,270,000
8. PHEIM Asset Management - 254,000
9.SBB Asset Management - 850,000

APPENDIX B

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Reference No **MC-030625-53957**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/06/2003**

Particulars of substantial Securities Holder

Name	:	**Employees Provident Fund ("EPF") Board**
Address	:	**Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**
Date of cessation	:	**16/06/2003**

Name & address of registered holder

Employees Provident Fund ("EPF") Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Number of securities disposed	:	**812,600**
Price Transacted (RM)	:	
Circumstances by reason of which a person ceases to be a substantial Securities Holder	:	**Disposal of shares**
Nature of interest	:	**Direct**
Date of notice	:	**16/06/2003**

Remarks

Notification was received by the Company on 25 June 2003

As at the date of the Notice, the number of shares over which EPF Board has a direct interest is 107,968,400 whilst the additional 14,518,000 are managed by the following Portfolio Managers, together representing 4.9977% of the issued and paid-up share capital of Maxis.

1. Alliance Merchant Bank - 1,200,000
2. Amanah SSCM Asset Management - 4,410,000
3. CMS Dresdner Asset Management - 400,000
4. Commerce Asset Fund Manager - 1,105,000
5. Mayban Investment Management - 1,600,000
6. MIDF Asset Management - 1,429,000
7. Nomura Asset Management - 3,270,000
8. PHEIM Asset Management - 254,000
9. SBB Asset Management - 850,000

APPENDIX C

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-030710-64311**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**10/07/2003**

Particulars of substantial Securities Holder

Name	:	**Ananda Krishnan Tatparanandam ("TAK")**
Address	:	**No. 8, Taman U Thant Dua, 55000 Kuala Lumpur.**
NRIC/Passport No/Company No.	:	**380401-10-5397**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Wangi Terang Sdn Bhd
Level 39 Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
In respect of 11,911,729 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**08/07/2003**	**11,911,729**	**5.690**

Circumstances by reason of which change has occurred :

Decrease in the voting shares of Maxis over which deemed interest subsists by virtue of disposal via direct business transaction by Wangi Terang Sdn Bhd ("WTSB") of 11,911,729 Maxis shares.

TAK's deemed interests in Maxis are held via :-

a) MAI Sdn. Berhad which in turn wholly-owns WTSB via Terang Equity Sdn Bhd;

b) Usaha Tegas Equity Sdn Bhd ("UTES") which in turn wholly-owns Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively "the UT Subsidiaries") via Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd respectively.

UTES is in turn wholly-owned by Usaha Tegas Sdn Bhd ("UTSB")

Pacific States Investment Limited ("PSIL") has a direct controlling interest in UTSB.

The shares in PSIL are held by Excorp Holdings N.V. which is in turn held by PanOcean Management Limited ("PanOcean"). PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of his family and foundations including those for charitable purposes.

Although he and PanOcean are deemed to have an interest in the shares of Maxis by virtue of the trust and related arrangements, they do not have any economic or beneficial interest in the shares; and

c) MAI Holdings Sdn Bhd which in turn wholly-owns Ria Utama Sdn Bhd and Tetap Emas Sdn Bhd respectively via Pacific Fortune Sdn Bhd.

Nature of interest	:	**Deemed interest**
Direct (units)	:	

Direct (%)	:	
Indirect/deemed interest (units)	:	**11,911,729**
Indirect/deemed interest (%)	:	**0.486**
Total no of securities after change	:	**780,137,803**
Date of notice	:	**10/07/2003**

Remarks

Notification was received by the Company on 10 July 2003.

The Registered holders of the remaining Maxis shares over which TAK has a deemed interest are set out below :

Wangi Terang Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 60,413,025 ordinary shares of RM0.10 each in Maxis

Tetap Emas Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 83,689,359 ordinary shares of RM0.10 each in Maxis

Ria Utama Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 83,689,359 ordinary shares of RM0.10 each in Maxis

Wilayah Resources Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 133,901,584 ordinary shares of RM0.10 each in Maxis

Tegas Puri Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 167,378,718 ordinary shares of RM0.10 each in Maxis

Besitang Barat Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 133,901,583 ordinary shares of RM0.10 each in Maxis

Besitang Selatan Sdn Bhd
Level 39 Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 117,164,175 ordinary shares of RM0.10 each in Maxis

APPENDIX D

Notice of Interest of Substantial Shareholder Pursuant to Form 29A of the Companies Act. 1965
Reference No **MC-030711-37610**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **14/07/2003**

Particulars of Substantial Securities Holder

Name : **The Capital Group Companies, Inc. ("CGC")**
Address : **333 South Hope Street**
55th Floor
Los Angeles
CA 90071, USA
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **United States**
Descriptions(Class & nominal value) : **Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
In respect of 89,073,800 ordinary shares of RM0.10 in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
In respect of 13,028,700 ordinary shares of RM0.10 in Maxis

JP Morgan Chase Bank
In respect of 4,297,500 ordinary shares of RM0.10 in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
In respect of 1,008,000 ordinary shares of RM0.10 in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
In respect of 20,506,700 ordinary shares of RM0.10 in Maxis

Date interest acquired & no of securities acquired

Date interest acquired : **09/07/2003**
No of securities : **127,914,700**
Circumstances by reason of which Securities Holder has interest : **Deemed interest**
Nature of interest : **Deemed interest**
Price Transacted (RM) :

Total no of securities after change:

Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **127,914,700**
Indirect/deemed interest (%) : **5.22**
Date of notice : **10/07/2003**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of The Capital Group Companies, Inc. ("CGC") received by the Company on 10 July 2003



Maxis Communications Berhad (158400-V)
Aras 18, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia
P.O. Box 13447
50180 Kuala Lumpur
Malaysia
Tel : (603) 2330 7000
Fax : (603) 2330 0008

13 October 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Dear Sirs,

MAXIS COMMUNICATIONS BERHAD ("Maxis")
Rule 12g3-2(b) Exemption Application

We refer to our letter dated 6 October 2003.

We enclose herewith the following documents for your kind attention :-
1. Annual Report of Maxis for the year 2002;
2. Circular to Shareholders dated 4 June 2003;
3. Circular to Shareholders dated 13 September 2003.

The above documents have filed with Kuala Lumpur Stock Exchange and which is made public by such exchange.

In the event of any questions or requests for additional information, the Commission may contact either Mr. Chris Holland of Clifford Chance at (65) 64102251 or the undersigned at :-

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590
Email : sdipak@maxis.com.my

Kindly acknowledge receipt.

Thank you.

Yours faithfully,
MAXIS COMMUNICATIONS BERHAD

Y.Bhg. Dato' Jamaludin Ibrahim
Director

Dipak Kaur
Secretary

c.c. Mr. Chris Holland, Clifford Chance

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the course of action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional advisers immediately.

If you have sold or transferred all your ordinary shares in **Maxis Communications Berhad** ("Maxis") please hand this Circular, together with the accompanying Notice of Extraordinary General Meeting and Form of Proxy, to the person through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

The Kuala Lumpur Stock Exchange takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.


maxis

MAXIS COMMUNICATIONS BERHAD

(158400-V)
(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

in relation to the

(i) Proposed grant of options to Dato' Jamaludin bin Ibrahim, who is the Chief Executive Officer and an Executive Director of Maxis to subscribe for up to a maximum of 1,000,000 ordinary shares of RM0.10 each in Maxis under Maxis' Employee Share Option Scheme; and

(ii) Proposed determination of amount of fees of the Non-Executive Directors for the year to end on 31 December 2003 and each subsequent year at an aggregate of RM1.80 million per annum in accordance with Article 122 of Maxis' Articles of Association.

Notice of the Extraordinary General Meeting of Maxis to be held at the Grand Ballroom, Mandarin Oriental Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia on Thursday, 19 June 2003 at 11.30 a.m., together with the Form of Proxy are enclosed herewith.

The Form of Proxy must be lodged at the registered office of Maxis at Level 18, Menara Maxis, Kuala Lumpur City Centre, off Jalan Ampang, 50088 Kuala Lumpur, Malaysia not less than 48 hours before the time appointed for the meeting. The lodging of the Form of Proxy does not preclude you from attending and voting in person at the meeting should you subsequently decide to do so.

This Circular is dated 4 June 2003

For the purpose of this Circular, except where the context otherwise requires, the following definitions shall apply:

Act	-	Companies Act, 1965 of Malaysia and any amendments thereto
Board	-	Board of Directors of Maxis
CDS	-	Central Depository System
DJI	-	Dato' Jamaludin bin Ibrahim
EGM	-	Extraordinary General Meeting
ESOS or Employee Share Option Scheme	-	The existing employees' share option scheme of the Company for the grant of ESOS Options to eligible executive directors and employees of the Maxis Group to subscribe for ordinary shares in Maxis
ESOS Option(s)	-	The right to subscribe for Shares upon acceptance of an offer under the ESOS
KLSE	-	Kuala Lumpur Stock Exchange
Listing Requirements	-	Listing Requirements of the KLSE
Maxis or Company	-	Maxis Communications Berhad
Maxis Group	-	Maxis and its subsidiaries
NTA	-	Net tangible assets
MBSB	-	Maxis Broadband Sdn Bhd *(Company No. 234053-D)*, a wholly-owned subsidiary of Maxis
MMSB	-	Maxis Mobile Sdn Bhd *(Company No. 229892-M)*, a wholly-owned subsidiary of Maxis
Proposed Determination of Non-Executive Directors' Fees	-	Proposal to determine the aggregate amount of fees of the Non-Executive Directors for the year to end on 31 December 2003 and each subsequent year at an aggregate of RM1,800,000 per annum
Proposed ESOS Options	-	Proposed grant of ESOS Options to DJI in his capacity as the Chief Executive Officer and an Executive Director of the Company to subscribe for up to a maximum of 1,000,000 Shares under Maxis' Employee Share Option Scheme
RHB Sakura	-	RHB Sakura Merchant Bankers Berhad
RM and sen	-	Ringgit Malaysia and sen respectively
Share(s)	-	Ordinary share(s) of RM0.10 each in Maxis

PAGE

PROPOSED ESOS OPTIONS AND PROPOSED DETERMINATION OF NON-EXECUTIVE DIRECTORS' FEES

Letter from the Board of Directors to the Shareholders of Maxis containing:

Maxis Communications Berhad

(158400-V)
(Incorporated in Malaysia)

Registered Office:

Level 18, Menara Maxis
Kuala Lumpur City Centre
off Jalan Ampang
50088 Kuala Lumpur
Malaysia

4 June 2003

The Board of Directors:
Tun Haji Mohammed Hanif bin Omar *(Chairman)*
Dato' Seri Syed Anwar Jamalullail
The Lord Killearn
Timothy Hugh Ling
Tunku Dato' Seri Mahmud bin Tunku Besar Burhanuddin
Khoo Teng Bin
Augustus Ralph Marshall
Tan Poh Ching
Dato' Jamaludin bin Ibrahim *(Chief Executive Officer)*

To : Shareholders of Maxis Communications Berhad

Dear Sir/Madam,

- **Proposed Grant of options to Dato' Jamaludin bin Ibrahim, who is the Chief Executive Officer and an Executive Director of Maxis to subscribe for up to a maximum of 1,000,000 ordinary shares of RM0.10 each in Maxis under Maxis' Employee Share Option Scheme; and**

- **Proposed Determination of amount of fees of the Non-Executive Directors for the year to end on 31 December 2003 and each subsequent year at an aggregate of RM1.80 million per annum in accordance with Article 122 of Maxis' Articles of Association**

1. INTRODUCTION

1.1 As disclosed in the prospectus dated 3 June 2002 issued by the Company in connection with the initial public offering of up to 652,235,000 of the Company's ordinary shares, eligible employees and Executive Directors are entitled to options over ordinary shares in the Company. The Employees Share Option Scheme was implemented on 1 July 2002 for the benefit of eligible employees and Executive Directors of the Company. Maxis' shareholders approved the ESOS on 29 May 2002.

In conjunction with the grant of options to eligible employees and Executive Directors and pursuant to the provisions of the ESOS Bye Laws, DJI as the Chief Executive Officer and an Executive Director of the Company, is eligible to participate in the ESOS and be granted options every year during the duration of his employment with the Company.

On 3 June 2003, your Board announced that it had, on the same day, proposed to offer and grant to DJI, the Chief Executive Officer and an Executive Director of the Company, ESOS Option(s) to subscribe for up to a maximum of 1,000,000 ordinary shares of RM0.10 each in Maxis available under the ESOS, subject to approval of Maxis' shareholders at a general meeting and subject always to such terms and conditions of, and/or any adjustments which may be made in accordance with the Bye-Laws constituting the ESOS.

The purpose of seeking shareholders' approval for the granting of ESOS Option(s) to DJI at this juncture is in his remuneration package as set out in his employment contract, he is entitled to the grant or to be considered for the grant of these ESOS Option(s). Pursuant to the ESOS Bye Laws, eligible employees including executive directors shall be eligible to participate in the ESOS.

1.2 In accordance with Article 122 of the Company's Articles of Association, directors' fees must be determined by ordinary resolution of the Company. In this connection, it was announced on 3 June 2003, that the Company proposed to determine the amount of fees of the Non-Executive Directors for the year to end on 31 December 2003 and each subsequent year at an aggregate of RM1,800,000 per annum. Such fees could be varied by an ordinary resolution of the Company at a general meeting.

The purpose of this Circular is to provide you with the details of the Proposed ESOS Options and the Proposed Determination Of Non-Executive Directors' Fees and to seek your approval for the ordinary resolutions in relation to the Proposed ESOS Options and Proposed Determination of Non-Executive Directors' Fees to be tabled at the forthcoming EGM as set out in the notice of EGM in this Circular.

2. DETAILS OF THE PROPOSED ESOS OPTIONS

The Proposed ESOS Options involve the offer and grant to DJI, in his capacity as the Chief Executive Officer and an Executive Director of the Company, of ESOS Option(s) to subscribe for up to a maximum of 1,000,000 Shares available under the ESOS pursuant to the provisions of the Bye-Laws of the ESOS.

The consideration for the acceptance of each grant of ESOS Options shall be a payment of RM1.00.

Each ESOS Option shall be exercisable at a price per share which is (i) the weighted average of the market price quotation of ordinary shares in the Company for the 5 market days immediately preceding the date on which the ESOS Option is granted less, if the Directors of the Company so decide at their discretion from time to time, a discount of not more than 10%; or (ii) the par value of an ordinary share in the Company, whichever is higher.

In order to avoid any delay and cost involved in convening a general meeting to approve on each occasion, a grant of ESOS Options, it is considered appropriate that the Directors be generally empowered to offer and to grant to DJI, ESOS Option(s) to subscribe for up to a maximum of 1,000,000 Shares available under the ESOS.

For further details on the ESOS' Bye-Laws, please refer to the Directors' Report as set out in Maxis' Annual Report for the financial year ended 31 December 2002.

3. EFFECTS OF THE PROPOSED ESOS OPTIONS

3.1 On Share Capital

The Proposed ESOS Options will not have immediate effect on the issued and paid-up share capital of Maxis, as they do not involve any issuance of new Shares. However, the issued and paid-up share capital of Maxis will increase progressively depending on the number of ESOS Options exercised and the new Shares issued pursuant thereto.

For illustrative purposes only, the effect of the Proposed ESOS Option on the issued and paid-up share capital of Maxis is as follows:

	No of Shares '000
Existing issued and paid-up share capital (as at 2 June 2003)	2,450,875
Assuming full issue and exercise of options under the ESOS ie. to a maximum of 10% of the existing share capital of Maxis *	245,088
Enlarged share capital of Maxis pursuant to the ESOS	2,695,963

Note:

* The maximum number of ESOS Options shall consist of the following:

	No of Shares issued/to be issued pursuant to the exercise of ESOS Options '000
ESOS Options granted (excluding DJI) but remain unexercised as at 2 June 2003	34,449
ESOS Options granted to DJI but remain unexercised as at 2 June 2003	2,294
ESOS Option(s) to be granted pursuant to the Proposed ESOS Options	1,000
Balance of ESOS Options that can be granted to Executive Director(s) and eligible employees under the ESOS	207,345
Total	245,088

3.2 On NTA and Earnings

The Proposed ESOS Options are not expected to have any material effect on the consolidated NTA of Maxis, until such time as the ESOS Options granted under the ESOS are exercised. Any potential effect on the NTA of Maxis in future would depend on the number of ESOS Options granted and exercised at any point in time as well as the price payable upon exercise of the ESOS Options.

The Proposed ESOS Options are not expected to have any material effect on the consolidated earnings of Maxis for the financial year ending 31 December 2003. Any potential effect on the earnings of Maxis in the future would depend on the number of ESOS Options granted and exercised at any point in time as well as the price payable upon the exercise of the ESOS Options and the actual utilisation of the proceeds from the exercise.

4. DETAILS OF THE PROPOSED DETERMINATION OF NON-EXECUTIVE DIRECTORS' FEES

4.1 Article 122 of the Articles of Association of the Company states that:

(1) The fees of the Directors shall be such fixed sum as shall from time to time be determined by an ordinary resolution of the Company and shall (unless such resolution otherwise provided) be divisible among the Directors as they may agree, or, failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such fees are payable shall be entitled only to rank in such division for a proportion of the fees related to the period during which he has held office Provided Always that:

(a) Fees payable to non-executive Directors shall be by a fixed sum, and not by a commission on or percentage of profits or turnover;
(b) Remuneration payable to Director(s) holding executive position(s) under Article 151(1) may not include a commission on or percentage of turnover;
(c) Fees payable to Directors shall not be increased except pursuant to a resolution passed at a general meeting, where notice of the proposed increase has been given in the notice convening the meeting; and
(d) Any fee paid to an alternate Director shall be agreed upon between himself and the Director nominating him and shall be paid out of the remuneration of the latter.

4.2 The level of fees reflects the experience, expertise and level of responsibilities undertaken by the non-executive directors in the discharge of their duties as members of the Board of Directors and of the various committees.

5. EFFECTS OF THE PROPOSED DETERMINATION OF NON-EXECUTIVE DIRECTORS' FEES

The Proposed Determination of Non-Executive Directors' Fees is not expected to have any material effect on the consolidated NTA of Maxis, nor is it expected to have any material effect on the consolidated earnings of Maxis for the financial year ending 31 December 2003.

6. RATIONALE

The purpose of the ESOS is to promote ownership of shares in the Company by Executive Directors and eligible employees of Maxis and its subsidiaries thereby reinforcing a mutuality of interest among security holders and to enable Maxis and its subsidiaries to attract, retain and motivate employees by permitting them to share in their growth.

As explained, the Articles of Association of the Company allows shareholders by ordinary resolution to determine the fees of Directors. The rationale for the Proposed Determination of Non-Executive Directors' Fees is to facilitate the payment of fees during the year. Such fees could be varied by an ordinary resolution of the Company at general meeting.

7. APPROVAL REQUIRED

The Proposed ESOS Options and the Proposed Determination of Non-Executive Directors' Fees are subject to the approval being obtained from Maxis' shareholders at the EGM to be convened.

8. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

DJI is the Chief Executive Officer and an Executive Director as well as a shareholder of Maxis. DJI has shareholdings in Maxis of 350,000 Shares representing 0.0143% in Maxis, which is held through a nominee, namely RHB Capital Nominees (Tempatan) Sdn Bhd and he has ESOS Options to subscribe for 2,293,578 Shares at an exercise price RM4.36 each pursuant to the ESOS. DJI does not have any indirect shareholdings in Maxis.

Accordingly, he is interested in the Proposed ESOS Options and has abstained and will abstain from all deliberation and voting in the Board meetings on the Proposed ESOS Options. DJI has also undertaken to abstain from voting in respect of his direct shareholdings in Maxis at the EGM to be convened on the resolution in relation to the Proposed ESOS Options.

In addition, DJI has undertaken to ensure that persons connected to him will abstain from voting on the resolution in relation to the Proposed ESOS Options at the forthcoming EGM.

Save as disclosed above, none of the Directors and/or Major Shareholders of Maxis and/or persons connected to them have any interest, direct or indirect, in the Proposed ESOS Options and Proposed Determination of Non-Executive Directors' Fees.

9. DIRECTORS' RECOMMENDATION

Having considered all aspects of the Proposed ESOS Options, your Board (save for DJI who is interested in the Proposed ESOS Options) is of the opinion that the Proposed ESOS Options is in the best interest of the Company.

Accordingly, your Board (save for DJI who is interested in the Proposed ESOS Options) recommends that you vote in favour of the ordinary resolution pertaining to the Proposed ESOS Options to be tabled at the forthcoming EGM.

Having considered all aspects of the Proposed Determination of Non-Executive Directors' Fees, your Board is of the opinion that the Proposed Determination of Non-Executive Directors' Fees is in the best interest of the Company.

Accordingly, your Board recommends that you vote in favour of the ordinary resolution pertaining to the Proposed Determination of Non-Executive Directors' Fees to be tabled at the forthcoming EGM.

10. EGM

An EGM, the notice which is enclosed together with this Circular, will be held at Grand Ballroom, Mandarin Oriental Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia on Thursday, 19 June 2003 at 11.30 a.m., for the purpose of considering and, if thought fit, passing the resolutions to give effect to the Proposed ESOS Options and Proposed Determination of Non-Executive Directors' Fees.

If you are unable to attend and vote in person at the EGM, you may complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event so as to arrive at the registered office of Maxis at Level 18, Menara Maxis, Kuala Lumpur City Centre, off Jalan Ampang 50088 Kuala Lumpur, Malaysia, not less than 48 hours before the time fixed for the meeting. The lodging of the form of proxy does not preclude you from attending and voting in person should you subsequently decide to do so.

11. ADDITIONAL INFORMATION

Shareholders are requested to refer to the Appendix for further information.

Yours faithfully
for and on behalf of the Board of Directors
MAXIS COMMUNICATIONS BERHAD

Tun Haji Mohamed Hanif bin Omar
Chairman

THE REST OF THIS PAGE IS INTENTIONALLY LEFT BLANK

1. RESPONSIBILITY STATEMENT

This Circular has been reviewed and approved by your Board and they collectively and individually accept full responsibility for the accuracy of the information contained herein and confirm that after making all reasonable inquiries and, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement herein misleading.

2. MATERIAL CONTRACTS

Save as disclosed below, neither the Company nor any of its subsidiaries have entered into any contract which is or may be material, during the 2 years immediately preceding the date of this Circular, other than those in the normal course of business:

(i) Pursuant to a consultancy and management services agreement dated 7 October 1998 made between the Company and UTSB Management Sdn. Bhd. ("UTSBM"), a wholly-owned subsidiary of Usaha Tegas Sdn Bhd ("UTSB"), UTSBM provides the Company with consultancy, legal, corporate finance and advisory services in respect of which it is well positioned to provide in view of the diverse activities and relationships of UTSB and its subsidiaries, in particular in areas of strategic interests. The term of the agreement expired on 30 September 2001 and the Company on 14 February 2002 renewed the agreement for a further term of three years. For the first year of the renewed term, the Company is obliged to pay RM20 million and for the next two years, RM25 million per annum. Total amounts incurred pursuant to the agreement were RM5.3 million in 1999, RM5.3 million in 2000, RM9.2 million in 2001 and RM22.3 million in 2002. The agreement is considered by the Company to be material to its operations.

In addition, UTSBM previously provided certain key personnel for secondment to Maxis to assist in the operation and management of Maxis pursuant to a personnel support agreement entered into with the Company dated 2 September 1997. The term of the agreement is for an initial period of three years from 1 February 1996 and has been automatically extended annually since 31 January 1999. However, all key personnel are now directly employed by Maxis. UTSBM continues, under the agreement, to assist Maxis in administering the payment and/or provision of the salary, benefits and/or other costs and expenses relating to certain personnel and directors, which are then charged by UTSBM to Maxis. Total amounts incurred under the agreement were RM3.9 million in 1999, RM6.8 million in 2000, RM5.8 million in 2001 and RM7.8 million in 2002. It is the intention of the Company's Directors to continue the personnel support agreement. The Company considers that this agreement is material in view of its financial obligations thereunder. As at 20 May 2003, Maxis owed UTSBM RM2.2 million pursuant to the consultancy and management services agreement and a further RM0.6 million pursuant to the personnel support agreement.

(ii) On 15 June 2002, Maxis entered into two placement agreements, a Malaysian placement agreement with RHB Sakura and Commerce International Merchant Bank Berhad ("CIMB"), in respect of such number of Maxis Shares to be offered under the institutional offering to Malaysian institutional and selected investors; and an international placement agreement with Maxis Holdings Sdn. Bhd., UTSB and the international underwriters namely, ABN AMRO Rothschild (ABN AMRO Bank N.V. and N M Rothschild & Sons Limited, each trading as ABN AMRO Rothschild), Goldman Sachs (Singapore) Pte., ING Bank N.V. and the placement managers Cazenove Asia Limited and Salomon Brothers International Limited in respect of such number of Maxis Shares offered under the institutional offering of the initial public offering by Maxis.

Under the placement agreements, RHB Sakura, CIMB and other institutional underwriters would severally agree to procure subscribers or purchasers for, or to subscribe or purchase themselves, the Maxis Shares being offered pursuant to the institutional offering and offer for sale of the initial public offering by Maxis for an underwriting and selling commission of up to 2.75 per cent of the institutional price of RM4.85 multiplied by the number of Maxis Shares issued or sold pursuant to the institutional offering.

(iii) A retail underwriting agreement was entered into between the Company, Maxis Holdings Sdn. Bhd. and the RHB Sakura, CIMB, Affin Merchant Bank Berhad, Affin-UOB Securities Sdn. Bhd., Alliance Merchant Bank Berhad, Arab-Malaysian Merchant Bank Berhad, Aseambankers Malaysia Berhad, Hwang-DBS Securities Berhad, Malaysian International Merchant Bankers Berhad, Mayban Securities Sendirian Berhad, Public Merchant Bank Berhad and Southern Investment Bank Berhad (collectively known as the Retail Underwriters) on 24 May 2002, to severally but not jointly underwrite up to 95,112,000 Shares under the retail offering of the initial public offering by Maxis, subject to clawback and reallocation, for an underwriting commission of 1.75 per cent of the retail price as defined therein.

(iv) The sale and purchase agreement dated 18 September 2002 entered into between Maxis and Time dotCom Berhad ("TdC") in relation to the acquisition by Maxis of the entire issued and paid-up share capital of TIMECel Sdn Bhd ("TIMECel") comprising 1,293,884,000 ordinary shares of RM1.00 each from TdC for a cash consideration of RM1.325 billion, including all amendments and supplements thereto.

(v) The escrow agreement dated 16 January 2003 entered into between TdC, Maxis and AmTrustee Berhad (as the escrow account holder) ("Escrow Agreement") as amended by the supplemental agreement to the Escrow Agreement dated 20 March 2003.

(vi) The joint venture and shareholders' agreement dated 20 March 2003 entered into between MBSB and TT dotCom Sdn Bhd, a wholly-owned subsidiary of TdC in relation to the fixed line services.

(vii) The memorandum of understanding dated 24 May 2002 entered into between Maxis and MBNS in respect of a 3G joint venture whereby the parties agreed to discuss and negotiate terms for the grant of an option to MBNS for the subscription of up to 25% of the enlarged share capital of Advanced Wireless Technologies Sdn Bhd ("AWT"). A letter of offer dated 28 April 2003 was subsequently issued by Maxis to MBNS granting MBNS the option to subscribe up to 25% of the enlarged share capital of AWT on terms and conditions contained in the letter.

3. MATERIAL LITIGATION, CLAIMS AND ARBITRATION

Save as disclosed below, neither the Company nor any of its subsidiaries are involved in any litigation, claims or arbitration, and the Directors of Maxis do not have any knowledge of any proceedings pending or threatened against Maxis or its subsidiaries, or of any facts likely to give rise to any proceedings, which would have a material adverse effect on the business or financial position of Maxis and its subsidiaries.

(i) Maxis announced on 30 January 2003 that it, together with six subsidiaries of Maxis and 2 other companies bearing the "Maxis" name (collectively referred to as "the 2nd to the 10th Defendants") had filed a Defence and Counterclaim in relation to a suit ("the Suit") that had been commenced by Maxis Sdn Bhd ("the Plaintiff"). The 2nd to the 10th Defendants in the Suit comprise the following:

(a) Maxis;
(b) MMSB;
(c) MBSB;
(d) Maxis Online Sdn Bhd;
(e) Maxis International Sdn Bhd;
(f) Maxis Management Services Sdn Bhd;
(g) Maxis Multimedia Sdn Bhd;
(h) Maxis Holdings Sdn Bhd; and
(i) Maxis Wireless Multimedia Sdn Bhd

The Suit concerns the use of the name "Maxis" by the 2nd to the 10th Defendants. The Suruhanjaya Syarikat Malaysia (Companies Commission of Malaysia) ("CCM") has been cited as the 1st Defendant. The Plaintiff maintains that the CCM was wrong in approving and allowing the use of the name "Maxis" by the 2nd to the 10th Defendants.

The 2nd to the 10th Defendants are defending the Suit, inter-alia, on the ground that the CCM had at all times acted properly in granting, registering and allowing the use of the name "Maxis" especially given the fact that the Plaintiff was at all material times a dormant company. The solicitors for the 2nd to the 10th Defendants have also advised that the Suit is not maintainable by reason of delay, acquiescence and estoppel on the part of the Plaintiff. The 2nd to the 10th Defendants had on 10 February 2003 taken out an application to have the Suit struck out for want of a reasonable cause of action. The striking out application was heard on 2 April 2003 by the Senior Assistant Registrar ("SAR") of the High Court and was dismissed with costs on 5 May 2003. The 2nd to the 10th Defendants are appealing against the decision of the SAR to the Judge in Chambers. The hearing date for the Appeal is fixed on 18 June 2003.

A counterclaim ("Maxis Group Counterclaim") has also been initiated by the 2nd to the 8th Defendants against the Plaintiff and 4 additional parties (collectively," the Additional Parties") namely:

(a) Maxis Capital Sdn Bhd (Company No. 569636-D);
(b) Maxis Biotech Sdn Bhd (Company No. 560953-D);
(c) Saw Poh Leng (NRIC No. 760916-14-5448); and
(d) Yeoh Eng Kong (NRIC No. 681223-10-6109).

The said Saw Poh Leng and Yeoh Eng Kong are directors and shareholders of the Plaintiff. Saw Poh Leng is also a director of Maxis Biotech Sdn Bhd whilst Yeoh Eng Kong is a director and shareholder of Maxis Capital Sdn Bhd.

The Maxis Group Counterclaim is essentially premised on misrepresentation, the infringement of Maxis' registered trademark "Maxis" and for passing off which has resulted in the 2nd to the 8th Defendants suffering damage.

On 24 February 2003, the Plaintiff served a reply to the defence filed by the 2nd to the 10th Defendants in relation to the Suit and further served a defence to the Maxis Group Counterclaim. The Additional Parties have served a defence to the Maxis Group Counterclaim and have further filed a counterclaim ("Additional Parties' Counterclaim") against the 2nd to

the 8th Defendants for reliefs similar to that sought by the Plaintiff in the Suit. The Additional Parties are also seeking an order that entries in the Malaysian trademark register by the 2nd Defendant in relation to the trademark "Maxis" in classes 9 and 16 be removed and expunged.

On 11 March 2003, the 2nd to the 8th Defendants filed their reply to the defence filed by Plaintiff and the Additional Parties in connection with the Maxis Group Counterclaim. They also filed their defence to the Additional Parties' Counterclaim.

On 26 February 2003, the 2nd to the 8th Defendants filed an application to obtain injunctive relief to prevent the continued use of the name "Maxis" by the Plaintiff and the Additional Parties. The injunction application is fixed for hearing on 18 June 2003, together with the Appeal.

The Directors are of the view that the Suit can be successfully defended.

(ii) Dato' Shahrudin bin Ismail had on 16 May 2000, filed a claim against MMSB for the activation of a particular phone number, a declaration that MMSB's termination of the service, was not valid, for an order that MMSB resolve alleged difficulties with his service and for damages of RM20.0 million plus interest and costs. Maxis believes that the plaintiff's claim is without merit and intends to defend the claim. MMSB has filed a counterclaim for recovery of approximately RM14,127 in arrears of service charges by the plaintiff. The Directors are of the opinion that the claim can be successfully defended.

(iii) A number of housing developers have made separate claims against MBSB for various forms of relief including specific performance, indemnities and/or damages totalling approximately RM20.9 million, general damages, interest and costs for alleged failures by MBSB in the provision of certain services relating to the supply of telecommunications infrastructure to their housing development projects. Adequate provision has been made in Maxis' financial statements in respect of these claims.

4. OTHER MATTERS

Maxis is also aware of the following issue, which, if not resolved in Maxis' favour, could materially affect its business or financial position:

MMSB is claiming that one of its principal equipment suppliers, Motorola Electronics Sdn Bhd ("Motorola") has failed to meet certain agreed equipment and software delivery milestones and performance standards for the supply of base stations and network switching systems. There are also issues between MMSB and Motorola regarding the price payable for certain goods and services. The parties are currently in discussion on these issues. In the meantime, equipment and services are being provided by Motorola and both parties have taken steps to address Maxis' network quality concerns.

5. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the Registered Office of the Company at 18th Floor, Menara Maxis, Kuala Lumpur City Centre, off Jalan Ampang, 50088 Kuala Lumpur, during normal business hours (except public holidays) from the date of this Circular to the date of the EGM:

(i) the Memorandum and Articles of Association of Maxis;

(ii) the Bye-Law;

(iii) the audited consolidated financial statements of Maxis for the 2 financial years ended 31 December 2002;

(iv) the unaudited consolidated financial statements of Maxis for the 3-month period ended 31 March 2003; — THS

(v) the material contracts referred to in Section 2 above; and — GLS

(vi) the relevant cause papers relating to the material litigation referred to in Section 3 above. — GLS

MAXIS COMMUNICATIONS BERHAD

(158400-V)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at the Grand Ballroom, Mandarin Oriental Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia on Thursday, 19 June 2003 at 11.30 a.m. for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTION 1

Proposed grant of options to Dato' Jamaludin bin Ibrahim, who is the Chief Executive Officer and an Executive Director of Maxis Communications Berhad pursuant to the Maxis' Employee Share Option Scheme

"THAT pursuant to the authority conferred to the Directors of the Company under the Bye-Laws governing Maxis' Employee Share Option Scheme ("ESOS") the Board of Directors is hereby authorised at any time, and from time to time during the period commencing from the date on which this resolution is passed ("the Approval Date") and expiring at the conclusion of the annual general meeting of the Company commencing next after the Approval Date or the expiration of the period within which the next annual general meeting of the Company is required by law to be held, to offer and grant to Dato' Jamaludin Ibrahim, an Executive Director of the Company, option or options to subscribe for up to a maximum of 1,000,000 ordinary shares of RM0.10 each in Maxis available under the ESOS provided not more than fifty per cent (50%) of the shares available under the ESOS shall be allocated in aggregate, to Executive Directors and senior management of the Company and its subsidiaries, and subject always to such terms and conditions of the Bye-Laws and / or any adjustments which may be made in accordance with the provisions of the Bye-Laws of the ESOS."

ORDINARY RESOLUTION 2

Proposed determination of amount of fees of the Non-Executive Directors for the year to end on 31 December 2003 and each subsequent year at an aggregate of RM1.80 million per annum in accordance with Article 122 of Maxis Communications Berhad ("Maxis")'s Articles of Association

"THAT the aggregate fees of the Non-Executive Directors for the year to end on 31 December 2003 and each subsequent year, be at an aggregate of RM1,800,000 per annum, to be divided amongst them in such manner as the Directors of Maxis may agree."

BY ORDER OF THE BOARD

Dipak Kaur
Company Secretary
4 June 2003

NOTES:

1. A member of the Company entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend and vote for him. A proxy may but need not be a member of the Company.
2. The instrument appointing a proxy shall :-
   (i) in case of individual, be signed by the appointor or by his attorney; and
   (ii) in the case of a corporation, be either under its common seal or signed by its attorney or by an officer on behalf of the corporation.
3. Where a member appoints more than one (1) proxy the appointment shall be invalid unless he specifies the proportions of his holdings to be represented by each proxy.
4. Where a member of the Company is an authorised nominee, it may appoint at least one (1) proxy in respect of each securities account it holds to which ordinary shares in the Company are credited. Each appointment of proxy by an authorised nominee shall be by a separate instrument of proxy which shall specify the securities account number and the name of the beneficial owner for whom the authorised nominee is acting.
5. The instrument appointing a proxy must be deposited at the registered office of the Company at Level 18, Menara Maxis, Kuala Lumpur City Centre, off Jalan Ampang, 50088 Kuala Lumpur, Malaysia not less than 48 hours before the time appointed for holding the meeting or adjourned meeting.

MAXIS COMMUNICATIONS BERHAD

(158400-V)
(Incorporated in Malaysia)

FORM OF PROXY

I/We...

of ....

being a member/members of Maxis Communications Berhad ("the Company"), hereby appoint...

....

of..or failing him/her, THE CHAIRMAN OF THE MEETING as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at the Grand Ballroom, Mandarin Oriental Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia on Thursday, 19 June 2003 at 11.30 a.m. or any adjournment thereof. I /We indicate with an " ✓ " or " ✗" in the spaces below how I/we wish my/our vote to be cast:

	ORDINARY RESOLUTION	For	Against
1.	Resolution 1 – Proposed grant of options to Dato' Jamaludin bin Ibrahim, who is the Chief Executive Officer and an Executive Director of Maxis Communications Berhad pursuant to the Maxis' Employee Share Option Scheme		
2.	Resolution 2 – Proposed determination of amount of fees of Non-Executive Directors for the year to end on 31 December 2003 and each subsequent year at an aggregate of RM1.80 million per annum in accordance with Article 122 of Maxis Communications Berhad's Articles of Association		

Subject to the abovestated voting instructions, my/our proxy may vote or abstain from voting on any resolution as *he/*she/*they may think fit.

If appointment of proxy is under hand .... Signed by *individual member/*officer or attorney of member/*authorised nominee of .... (beneficial owner)	No of shares held : .... Securities Account No : .... Date :
If appointment of proxy is under seal The Common Seal of .... was hereto affixed in accordance with its Articles of Association in the presence of: .... Director Director/Secretary in its capacity as *member/*attorney of member/*authorised nominee of ....(beneficial owner)	Seal No of shares held : .... Securities Account No : .... Date :

Notes to Form of Proxy :

1. A member of the Company entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend and vote for him. A proxy may but need not be a member of the Company.
2. The instrument appointing a proxy shall :-
   (i) in case of individual, be signed by the appointor or by his attorney; and
   (ii) in the case of a corporation, be either under its common seal or signed by its attorney or by an officer on behalf of the corporation
3. Where a member appoints more than one (1) proxy the appointment shall be invalid unless he specifies the proportions of his holdings to be represented by each proxy.
4. Where a member of the Company is an authorised nominee, it may appoint at least one (1) proxy in respect of each securities account it holds to which ordinary shares in the Company are credited. Each appointment of proxy by an authorised nominee shall be by a separate instrument of proxy which shall specify the Securities Account number and the name of the beneficial owner for whom the authorised nominee is acting.
5. The instrument appointing a proxy must be deposited at the registered office of the Company at Level 18, Menara Maxis, Kuala Lumpur City Centre, off Jalan Ampang, 50088 Kuala Lumpur, Malaysia not less than 48 hours before the time appointed for holding the meeting or adjourned meeting.

* *delete if inappropriate*



THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the course of action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional advisers immediately.

If you have sold or transferred all your ordinary shares in **Maxis Communications Berhad** ("Maxis") please hand this Circular, together with the accompanying Notice of Extraordinary General Meeting and Form of Proxy, to the person through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.


maxis®

MAXIS COMMUNICATIONS BERHAD

(158400-V)
(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

in relation to the

PART A

Proposed grant of an option to MEASAT Broadcast Network Systems Sdn Bhd to subscribe for ordinary shares of RM1.00 each in Advanced Wireless Technologies Sdn Bhd ("AWT"), a wholly-owned subsidiary of Maxis, as would represent up to 25% of the enlarged share capital of AWT at a price of RM1.00 each (based on the assumptions set out in Section 2.2 of Part A of this Circular to the Shareholders dated 13 September 2003, the option would confer a right to subscribe for up to 833,334 ordinary shares in AWT for an aggregate cash consideration of up to RM833,334.00)

PART B

Proposed shareholders' mandate for certain categories of recurrent related party transactions of a revenue or trading nature

Managed by


RHB

RHB SAKURA MERCHANT BANKERS BERHAD

(19663-P)

Notice of the Extraordinary General Meeting of Maxis to be held at the Sapphire Room, Level 1, Mandarin Oriental Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia on Monday, 29 September 2003 at 10.00 a.m., together with the Form of Proxy are enclosed herewith.

The Form of Proxy must be lodged at the registered office of Maxis at Level 18, Menara Maxis, Kuala Lumpur City Centre, off Jalan Ampang, 50088 Kuala Lumpur, Malaysia not less than 48 hours before the time appointed for the meeting or any adjournment thereof. The lodging of the Form of Proxy does not preclude you from attending and voting in person at the meeting should you subsequently decide to do so.

The last day and time for lodging the Form of Proxy is on Saturday, 27 September 2003 at 10.00 a.m..

This Circular is dated 13 September 2003

DEFINITIONS

For the purpose of this Circular, except where the context otherwise requires, the following definitions shall apply:

Act	-	Companies Act, 1965 of Malaysia and any amendments thereto
AAANL	-	ASTRO ALL ASIA NETWORKS Limited (Incorporated in Bermuda *(Registration No. 27692)* and registered as a foreign company in Malaysia *(Company no: 994016-A)*), the holding company of MBNS
AJSB	-	Arena Johan Sdn Bhd *(Company no: 210100-M)*, a Person Connected to a Major Shareholder
Audit Committee	-	Audit Committee of Maxis
AWT	-	Advanced Wireless Technologies Sdn Bhd *(Company no: 517551-U)*, a wholly-owned subsidiary of Maxis
Board	-	Board of Directors of Maxis
BSS	-	Binariang Satellite Systems Sdn Bhd *(Company no: 247846-X)*, a Person Connected to Major Shareholders
CDS	-	Central Depository System
Director	-	Shall bear the meaning given in Section 4 of the Act, and for the purposes of the Proposed Shareholders' Mandate, (i) references to a Director includes any person who is or was within the preceding 12 months of the date on which the terms of the transaction were agreed upon, a director of Maxis (or any other company which is its subsidiary or holding company or a subsidiary of its holding company); and (ii) references to the members of a Director's family shall have the meaning ascribed thereto in Section 122A of the Act
EGM	-	Extraordinary General Meeting
Excorp	-	Excorp Holdings N.V. *(Company no: 76431)*, a Major Shareholder
3G	-	A third generation digital wireless communication system which uses packet switching technology and offers higher speed data transmission rates between 144kbps (one thousand bits per second) to 2Mbps (one million bits per second)
Great Britain Pound	-	GBP
KLCCH	-	KLCC (Holdings) Berhad *(Company no: 178368-U)*, a Person Connected to a Major Shareholder
KLCCH and its affiliate	-	KLCCH and AJSB, Persons Connected to a Major Shareholder
KLSE	-	Kuala Lumpur Stock Exchange
Listing Requirements	-	Listing Requirements of the KLSE
MAIH	-	MAI Holdings Sdn Bhd *(Company no: 171379-T)*, a Major Shareholder

Major Shareholder(s)	-	Any person who has an interest or interests in one or more voting shares in Maxis and the nominal amount of those shares, or the aggregate of the nominal amounts of those shares, is not less than 5% of the aggregate of the nominal amounts of all the voting shares in Maxis and with respect to any transaction, includes any person who was within the preceding 12 months of the date on which the terms of the transaction were agreed upon, a Major Shareholder as defined above. For the purpose of this definition, "interest in shares" shall bear the meaning given in Section 6A of the Act
Maxis or Company	-	Maxis Communications Berhad
Maxis Group	-	Maxis and its subsidiaries
MBNS	-	MEASAT Broadcast Network Systems Sdn Bhd *(Company no: 240064-A)*, a wholly-owned subsidiary of AAANL and a Person Connected to Major Shareholders
MBNS and its affiliate	-	MBNS and its wholly-owned subsidiary, MIT
MBSB	-	Maxis Broadband Sdn Bhd *(Company no: 234053-D)*, a wholly-owned subsidiary of Maxis
MCMC	-	Malaysian Communications and Multimedia Commission
MIT	-	Multimedia Interactive Technologies Sdn Bhd *(Company no: 488331-D)*, a wholly-owned subsidiary of MBNS and a Person Connected to Major Shareholders
MMSB	-	Maxis Mobile Sdn Bhd *(Company no: 229892-M)*, a wholly-owned subsidiary of Maxis
MMGS	-	Maxis Management Services Sdn Bhd *(Company no: 287998-P)*, a wholly-owned subsidiary of Maxis
MMSSB	-	Malaysian Mobile Services Sdn Bhd *(formerly known as TIMECel Sdn Bhd) (Company no: 73315-V)*, a wholly-owned subsidiary of Maxis
MOU	-	Memorandum of Understanding dated 24 May 2002 entered into between the Company and MBNS
NTA	-	Net tangible assets
PanOcean	-	PanOcean Management Limited *(Company no: 70421)*, a Major Shareholder
Person Connected	-	In relation to a Director or a Major Shareholder, means such person who falls under any one of the following categories: (a) a member of the Director's or Major Shareholder's family, which family shall bear the meaning given in Section 122A of the Act; (b) a trustee of a trust (other than a trustee for an employees' share scheme or pension scheme) under which the Director, Major Shareholder or member of that Director's or Major Shareholder's family is the sole beneficiary; (c) a partner of the Director or Major Shareholder, or a partner of a Person Connected with that Director or Major Shareholder; (d) a person who is accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the Director or Major Shareholder; (e) a person in accordance with whose directions, instructions or wishes the Director or Major Shareholder is accustomed or is under an obligation, whether formal or informal, to act; (f) a body corporate or its directors which/who is/are accustomed or under the obligation, whether formal or informal, to act in accordance with the directions,

		instruments or wishes of the Director or Major Shareholder; (g) a body corporate or its directors whose directions, instructions or wishes the Director or Major Shareholder is accustomed or under an obligation whether formal or informal, to act; (h) a body corporate in which the Director, Major Shareholder and/or Persons Connected with him are entitled to exercise, or control the exercise of, not less than 15% of the votes attached to voting shares in the body corporate; or (i) a body corporate which is a related corporation
Proposed Shareholders' Mandate	-	Proposed shareholders' mandate pursuant to Paragraph 10.09 of the Listing Requirements in relation to Recurrent Transactions in the categories described in Part B of this Circular
Proposed MBNS Option	-	Proposed grant of an option to MBNS to subscribe for ordinary shares of RM1.00 each in AWT as would represent up to 25% of the enlarged share capital of AWT at a price of RM1.00 each more particularly described in Part A of this Circular (Based on the assumptions set out in Section 2.2 of Part A of this Circular, the option would confer a right to subscribe for up to 833,334 ordinary shares in AWT for an aggregate cash consideration of up to RM833,334.00)
PSIL	-	Pacific States Investment Limited *(Company no: 39120)*, a Major Shareholder
Recurrent Transaction(s)	-	Recurrent Related Party Transaction(s) of a revenue or trading nature, which are necessary for the day-to-day operations and are in the ordinary course of business of the member of the Maxis Group which is a party thereto
Related Party(ies)	-	Means a Director, Major Shareholder or Person Connected to them
Related Party Transaction(s)	-	A transaction entered into by Maxis or its subsidiaries which involves the interest, direct or indirect, of a Related Party
RW	-	Resorts World Berhad *(Company no: 58019-U)*
RW and its affiliates	-	RW, Genting Highlands Berhad *(Company no: 5954-D)* and Genting Golf Course Berhad *(Company no: 11960-W)*
RHB Sakura	-	RHB Sakura Merchant Bankers Berhad
RM and sen	-	Ringgit Malaysia and sen respectively
Share(s)	-	Ordinary share(s) of RM0.10 each in Maxis
SRGAP	-	SRG Asia Pacific Sdn Bhd *(Company no: 385851-P)*, a 70% subsidiary of UTSB and a Person Connected to Major Shareholders
Tanjong	-	Tanjong Public Limited Company *(Company no: 990903-V)*, a Person Connected to Major Shareholders
TCCPM	-	Tanjong City Centre Property Management Sdn Bhd *(Company no: 357133-T)*, a wholly-owned subsidiary of Tanjong Property Management Sdn Bhd which in turn is a wholly-owned subsidiary of Tanjong through Tanjong Asset Holdings Sdn Bhd
TGV	-	Tanjong Golden Village Sdn Bhd *(Company no: 305598-W)*, an associated company of Tanjong and a Person Connected to Major Shareholders
Tanjong's affiliates	-	Comprising TGV and TCCPM
Transacting Party	-	A party with which Maxis or any of its subsidiaries intends to or may enter into a Recurrent Transaction under the Proposed Shareholders' Mandate

UMTS	-	UMTS (Malaysia) Sdn Bhd *(Company no: 520422-D)*, a wholly-owned subsidiary of AWT
USD	-	United States Dollar
UTESB	-	Usaha Tegas Equity Sdn Bhd *(Company no: 209844-K)*, a wholly-owned subsidiary of UTSB and a Person Connected to Major Shareholders
UTSB	-	Usaha Tegas Sdn Bhd *(Company no: 121062-M)*, a Major Shareholder
UTSB and its affiliates	-	Comprising UTSB, SRGAP and UTP
UTP	-	UT Projects Sdn Bhd *(Company no: 417883-W)*, a wholly-owned subsidiary of UTSB

[The rest of this page is intentionally left blank]

CONTENT

PAGE

PART A

PROPOSED MBNS OPTION

Letter from the Board of Directors to the Shareholders of Maxis containing:

PART B

PROPOSED SHAREHOLDERS' MANDATE

Letter from the Board of Directors to the Shareholders of Maxis containing:

PART A

PROPOSED GRANT OF AN OPTION TO MBNS TO SUBSCRIBE FOR ORDINARY SHARES OF RM1.00 EACH IN AWT AS WOULD REPRESENT UP TO 25% OF THE ENLARGED SHARE CAPITAL OF AWT AT A PRICE OF RM1.00 EACH (BASED ON THE ASSUMPTIONS SET OUT IN SECTION 2.2 OF PART A OF THIS CIRCULAR TO THE SHAREHOLDERS DATED 13 SEPTEMBER 2003, THE OPTION WOULD CONFER A RIGHT TO SUBSCRIBE FOR UP TO 833,334 ORDINARY SHARES IN AWT FOR AN AGGREGATE CASH CONSIDERATION OF UP TO RM833,334.00)

Maxis Communications Berhad

(158400-V)
(Incorporated in Malaysia)

Registered Office:

Level 18, Menara Maxis
Kuala Lumpur City Centre
off Jalan Ampang
50088 Kuala Lumpur
Malaysia

13 September 2003

The Board of Directors:
Tun Haji Mohammed Hanif bin Omar *(Chairman / Non-Executive Director)*
Dato' Seri Syed Anwar Jamalullail *(Independent Director)*
The Lord Killearn *(Independent Director)*
Timothy Hugh Ling *(Independent Director)*
Khoo Teng Bin *(Non-Executive Director)*
Augustus Ralph Marshall *(Non-Executive Director)*
Tan Poh Ching *(Non-Executive Director)*
Dato' Jamaludin bin Ibrahim *(Chief Executive Officer / Executive Director)*

To : Shareholders of Maxis Communications Berhad

Dear Sir/Madam,

Proposed grant of an option to MBNS to subscribe for ordinary shares of RM1.00 each in AWT as would represent up to 25% of the enlarged share capital of AWT at a price of RM1.00 each (based on the assumptions set out in Section 2.2 of Part A of this Circular, the option would confer a right to subscribe for up to 833,334 ordinary shares in AWT for an aggregate cash consideration of up to RM833,334.00)

---

1. INTRODUCTION

It was previously disclosed at the time of the Company's initial public offering in 2002 that the Company had entered into a MOU with MBNS for a strategic alliance for the provision of *inter alia* mobile content and applications by MBNS and its group of companies to Maxis. Maxis and MBNS had also expressed their desire in the MOU to enter into a joint venture arrangement whereby MBNS shall be entitled to subscribe for up to such number of ordinary shares in AWT as would represent up to 25% of the enlarged share capital of AWT. To facilitate this joint venture arrangement, Maxis and MBNS will explore investment structures, areas of co-operation and discuss and negotiate terms for their joint equity ownership of AWT.

On 28 April 2003, your Board announced that it had, on the same day, written to MBNS setting out the salient terms of a proposal for the Company to procure the grant by AWT of an option to MBNS to subscribe for such number of ordinary shares of RM1.00 each in AWT, as would represent up to 25% of the enlarged share capital of AWT, subject to the approval of Maxis' shareholders in a general meeting pursuant to Paragraph 6.11 of the Listing Requirements. The Company also announced on the same day that MBNS had confirmed its concurrence with the salient terms of the Proposed MBNS Option. As described in Section 7 of Part A of this Circular, MBNS is a related party, in which certain directors and major shareholders of Maxis have interests as directors and major shareholders.

Pursuant to the letter of 28 April 2003, 3G Capex Date was defined as the date on which Maxis first commits to capital expenditure on the 3G network. By a further letter from Maxis to MBNS dated 11 August 2003 to which MBNS has confirmed its concurrence, the definition of 3G Capex Date in the letter of 28 April 2003, was revised to mean the date on which Maxis and/or any of its subsidiaries, save for AWT and UMTS, first commits to capital expenditure on the 3G network.

The purpose of this Circular is to provide you with the details of the Proposed MBNS Option and to set out your Board's recommendation thereon and to seek your approval of the ordinary resolution in relation to the Proposed MBNS Option to be tabled at the forthcoming EGM, the Notice of which is set out in this Circular.

2. DETAILS OF THE PROPOSED MBNS OPTION

2.1 Salient terms of the Proposed MBNS Option

The Proposed MBNS Option involves the grant of an option to MBNS to subscribe for up to 833,334 (this number of AWT shares is arrived at based on assumptions as described in Section 2.2 of Part A of this Circular) ordinary shares of RM1.00 each in AWT as would represent up to 25% of the enlarged issued and paid-up share capital of AWT at a price of RM1.00 each or an aggregate cash consideration of up to RM833,334.00 (on the basis of the number of shares in AWT arrived at based on the assumptions as described in Section 2.2 of Part A of this Circular). However, MBNS shall be entitled but not be obliged to subscribe for shares in AWT. In addition, MBNS may, subject to securing all the necessary approvals, assign all or any part of its rights to its affiliates. "Affiliates" as used in the preceding paragraph means any person or entity controlling, controlled by or under common control with MBNS and "control" means the ownership of shares carrying fifty percent (50%) or more of the votes exercisable at a general meeting (or its equivalent) of a company.

The option granted pursuant to the Proposed MBNS Option shall be exercisable by MBNS upon serving AWT a notice in writing specifying the total number of ordinary shares of RM1.00 each in AWT with respect to which the said option is exercised ("Exercised Option Shares"), at anytime from the period commencing from the date of the approval of the Proposed MBNS Option by Maxis' shareholders and expiring at 5.00 p.m. on:

(a) 30 September 2003, which is the earliest date at which it is anticipated that the capital expenditure for 3G would be required; or

(b) the date on which Maxis and/or any of its subsidiaries (subsidiaries shall have the meaning ascribed thereto in the Act) except for AWT and UMTS, first commits its capital expenditure on the 3G network ("3G Capex Date");

whichever is the later ("the Option Expiry Date"), provided always that in the event that the 3G Capex Date is delayed to a date later than 30 September 2003, Maxis and/or AWT shall provide at least four weeks prior written notice to MBNS of the extended 3G Capex Date and the Option Expiry Date shall automatically be extended to the extended 3G Capex Date. The Company expects the 3G Capex Date to fall within the fourth quarter of 2003 or the first quarter of 2004.

The basis for the 3G Capex Date being defined as the date on which Maxis and/or any of its subsidiaries first commits its capital expenditure on the 3G network, with the exclusion of AWT and UMTS, is that UMTS is structured as a wholesale company, without a requirement to build and operate the 3G network. For this reason, AWT and UMTS are not expected to incur 3G capital expenditure. Maxis believes that it is crucial for the 3G network to work seamlessly with existing telecommunications network and services, and as submitted to the MCMC, UMTS has made arrangements with other subsidiaries in the Maxis Group to build and operate the 3G network alongside Maxis Group's existing telecommunications network. As such, subsidiaries in the Maxis Group other than AWT and UMTS will incur the 3G capital expenditure.

UMTS as a wholesale company will:

(i) source 3G telecommunications capabilities from other subsidiaries in the Maxis Group, which have incurred capital expenditure on the 3G network; and

(ii) UMTS will use its assigned 3G spectrum (as discussed below) with these 3G telecommunications capabilities to provide 3G network services to other service providers including the subsidiaries in the Maxis Group, which would then provide telecommunications retail services to subscribers.

In the event that the option granted pursuant to the Proposed MBNS Option is not exercised before 5.00 p.m. on the Option Expiry Date, the said option shall lapse.

The Proposed MBNS Option has been reviewed and recommended by the Audit Committee and approved by the Directors of Maxis (with the exception of Khoo Teng Bin, Augustus Ralph Marshall and Tan Poh Ching who have abstained from the deliberations and voting at the Board meetings with respect to the Proposed MBNS Option as they are deemed interested in the Proposed MBNS Option as explained in Section 7 below) in accordance with the procedures established by Maxis for the scrutiny of Related Party Transactions.

2.2 Basis of the subscription price

The price payable by MBNS for subscription for each Exercised Option Share shall be its par value of RM1.00, which shall be paid in cash.

Maxis has granted a shareholder's advance of RM2.5 million to AWT. The shareholder's advance will be capitalised as share capital of AWT on or before the exercise of the option granted pursuant to the Proposed MBNS Option as set out in Section 2.1 above. This would result in the issued and paid-up share capital of AWT increasing from RM2 to RM2,500,002, divided into 2,500,002 ordinary shares of RM1.00 each.

Assuming that MBNS exercises the said option and subscribes for the maximum number of shares as would represent up to 25% of the enlarged issued and paid-up share capital of AWT, AWT would be required to issue 833,334 ordinary shares of RM1.00 each in AWT. Consequently, the issued and paid-up share capital of AWT shall increase from RM2,500,002 to RM3,333,336 divided into 3,333,336 ordinary shares of RM1.00 each.

It is the intention of Maxis that the ordinary shares of RM1.00 each in AWT to be subscribed for by MBNS will upon issue and allotment be free from all charges, liens and other encumbrances and will rank pari passu in all respects with the existing issued shares of AWT with all rights attaching thereto including, but without limitation, all bonuses, rights, dividends and distributions declared, paid or made in respect thereof after the exercise date.

It is envisaged that the total gross proceeds for AWT from the subscription of shares pursuant to the exercise of the Proposed MBNS Option of up to RM833,334.00 (based on the assumptions set out herein, the option would confer a right to subscribe for up to 833,334 ordinary shares in AWT for an aggregate cash consideration of up to RM833,334.00), will be utilised for operating expenses of AWT such as staff payroll, office rentals, professional fees (using third party services) and office equipment. There is no timeframe specified for the said utilisation of the gross proceeds. The expenses for the implementation of the Proposed MBNS Option are estimated to be approximately RM220,000.

The amount of capital required by the Maxis Group to support the 3G coverage commitment made by UMTS is estimated to be RM3.5 billion over 10 years and is expected to be funded by way of a combination of internally generated funds and loans, currently estimated to be in the ratio of approximately 50% and 50%, respectively.

2.3 Information on AWT

AWT was incorporated in Malaysia on 21 June 2000 as a private limited company under the Act with an authorised share capital of RM100,000 divided into 100,000 ordinary shares of RM1.00 each. It

currently has an issued and paid-up share capital of RM2 comprising 2 ordinary shares of RM1.00 each. AWT is the holding company of its wholly-owned subsidiary, UMTS. UMTS was established principally to provide wireless multimedia services and to resell 3G network services. UMTS has recently been assigned the 3G spectrum by the MCMC. The principal activity of AWT is to provide wireless multimedia services. For further details on AWT, please refer to Appendix II of this Circular.

2.4 Information on MBNS

MBNS was incorporated in Malaysia on 12 May 1992 as a private limited company under the Act. The present authorised share capital of the company is RM102,850,000 comprising 100,000,000 ordinary shares of RM1.00 each and 285,000,000 Redeemable Convertible Preference Shares ("RCPS") of RM0.01 each. The issued and paid-up share capital of MBNS is RM65,857,142 comprising 65,857,142 ordinary shares of RM1.00 each and 285,000,000 RCPS of RM0.01 each.

MBNS is the sole licensed provider of digital direct-to-home satellite multi-channel television services in Malaysia under the Astro brand name. It operates a broadcast and production facility at the All Asia Broadcast Centre in Malaysia, from which it broadcasts direct-to-home multi-channel television and radio subscription services by satellite for reception through individual subscriber set-top boxes. It also undertakes terrestrial FM radio broadcasting, movies and television production, and magazine publishing operations through its subsidiaries.

The directors of MBNS and their respective shareholdings in MBNS as at 20 August 2003 are as set out below:

Director	Direct		Indirect	
	No. of ordinary shares of RM1.00 each	%	No. of ordinary shares of RM1.00 each	%
Augustus Ralph Marshall	-	-	-	-
Haji Affendi bin Tun Haji Mohd Fuad Stephens	-	-	-	-
Tan Poh Ching	-	-	-	-
Dato' Haji Badri bin Haji Masri	-	-	-	-
Chia Boon Lim	-	-	-	-

The major shareholders of MBNS and their respective shareholdings in MBNS as at 20 August 2003 are as set out below:

Major Shareholder	Direct		Indirect	
	No. of ordinary shares of RM1.00 each	%	No. of ordinary shares of RM1.00 each	%
AAANL	65,857,142	100	-	-
Usaha Tegas Entertainment Systems Sdn. Bhd. ("UTES") [1]	-	-	65,857,142	100
UTSB [2]	-	-	65,857,142	100
PSIL [3]	-	-	65,857,142	100
Excorp [4]	-	-	65,857,142	100
PanOcean [4]	-	-	65,857,142	100
Ananda Krishnan Tatparanandam ("TAK") [5]	-	-	65,857,142	100
Khazanah Nasional Berhad [6]	-	-	65,857,142	100

Notes:

MBNS is a wholly-owned subsidiary of AAANL.

The aforesaid major shareholders of MBNS are deemed to have an interest in all of the ordinary shares of MBNS in which AAANL has an interest by virtue of their interests in the ordinary shares of USD0.10 each of AAANL ("AAANL Shares") as follows:

(1) Deemed interest by virtue of its direct interest in 479,619,973 AAANL Shares representing 40.456% in the ordinary share capital of AAANL.

(2) UTSB is deemed to have an interest in all of the AAANL Shares in which UTES ("UT Subsidiary") has an interest by virtue of UTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in UTES.

(3) PSIL is deemed to have an interest in all of the AAANL Shares in which UTSB has an interest, by virtue of PSIL's direct controlling interest of 9,999,998 ordinary shares of RM1.00 each representing 99.999% of the share capital in UTSB. Please see Note (2) above.

(4) The entire issued and paid-up share capital of PSIL comprising 30,000 shares of GBP1.00 each are held by Excorp which is deemed to have an interest in all of the AAANL Shares in which PSIL has an interest. Please see Note (3) above. The entire issued and paid-up share capital of 6,000 shares of USD1.00 each in Excorp are in turn held by PanOcean. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes. Although PanOcean is deemed to have an interest in the AAANL Shares through Excorp, it does not have any economic or beneficial interest in the AAANL Shares as such interest is held subject to the terms of the discretionary trust.

(5) TAK is deemed to have an interest over 819,082,888 AAANL Shares representing 69.09% in the ordinary share capital of AAANL by virtue of the following:

   (a) PanOcean's deemed interest in the AAANL Shares. Although TAK is deemed to have an interest in the AAANL Shares, he does not have any economic or beneficial interest therein since such interest is held subject to the terms of the discretionary trust referred to in Note (4) above;

   (b) The interests of East Asia Broadcast Network Systems N.V. ("EABNS"), Pacific Broadcast Systems N.V. ("PBS"), Home View Limited N.V. ("HVL") and Southpac Investments Limited N.V. ("SIL") which collectively hold 324,032,798 AAANL Shares representing 27.331% in the share capital of AAANL. TAK is deemed to have an interest in the AAANL Shares held by EABNS, PBS, HVL and SIL by virtue of his 100% control of the shares in their respective ultimate holding companies, Tucson N.V., Orient Systems Limited N.V., Home View Holdings N.V. and Southpac Holdings N.V. respectively; and

   (c) The interests of Ujud Cergas Sdn Bhd ("UCSB"), Metro Ujud Sdn Bhd ("MUSB"), Mujur Sanjung Sdn Bhd ("MSSB"), Prisma Gergasi Sdn Bhd ("PGSB") and Ujud Murni Sdn Bhd ("UMSB") which collectively hold 15,430,117 AAANL Shares representing 1.302% in the share capital of AAANL. TAK is deemed to have an interest in the AAANL Shares held by UCSB, MUSB, MSSB, PGSB and UMSB by virtue of his 100% control of the shares in their respective ultimate holding companies viz All Asia Radio Broadcast N.V., Global Radio Systems N.V., Maestra International Broadcast N.V., Maestra Global Radio N.V. and Global Broadcast Systems N.V. respectively.

(6) Deemed interest by virtue of its 189,019,133 AAANL shares representing 15.944% in the share capital of AAANL.

3. RATIONALE FOR THE PROPOSED MBNS OPTION

UMTS submitted a bid to the MCMC on 29 May 2002 for a block of IMT-2000 (3G) Spectrum. In the bid document, reference was made to the MOU. Maxis and MBNS had also expressed their desire in the MOU to enter into a joint venture arrangement where MBNS shall be entitled to subscribe for up to such number of ordinary shares in AWT which would represent up to 25% of the enlarged share capital of AWT.

In July 2002, UMTS was awarded a block of 3G Spectrum on the condition that a Detailed Business Plan ("DBP") to the satisfaction of the MCMC be submitted before the 3G Spectrum was assigned. A factor which was material to the success of UMTS' bid was MBNS' participation as a strategic partner for the provision of 3G mobile content and applications, and as a proposed equity partner in AWT.

The MCMC subsequently awarded UMTS the 3G Spectrum assignment for a period of fifteen (15) years from 2 April 2003 to 1 April 2018.

In consideration of MBNS' role and participation, and pursuant to the MOU, Maxis proposed to procure AWT to grant an option to MBNS to subscribe for up to such number of ordinary shares of RM1.00 each in AWT as would represent up to 25% of the enlarged issued and paid up share capital of AWT. Further, the granting of the options pursuant to the Proposed MBNS Option was stated as a commitment within the DBP submitted to MCMC in applying for the 3G Spectrum assignment.

MBNS, which operates the Astro multi-channel television service, has created an interactive digital platform across multiple delivery channels – television, mobile, radio and internet. MBNS has developed capabilities in the creation, aggregation and development of multimedia and information content with established business relationships with international and domestic content providers. As a strategic partner in the provision of 3G services, MBNS has ready access to content assets and shall provide Maxis with the ability to offer quality and appealing content and applications, which will be one of the critical factors to ensure a successful take-up rate of 3G services by consumers.

4. EFFECTS OF THE PROPOSED MBNS OPTION

4.1 On Share Capital and Shareholding Structure

The implementation of the Proposed MBNS Option will not have any effect on the issued and paid-up share capital and the shareholding structure of Maxis as it does not involve any issuance of new Shares.

4.2 On NTA and Earnings

The implementation of the Proposed MBNS Option is not expected to have any material effect on the consolidated NTA nor the consolidated earnings of Maxis for the financial year which will end on 31 December 2003.

5. APPROVALS REQUIRED

The Proposed MBNS Option is subject to prior approvals being obtained from Maxis' shareholders at the forthcoming EGM as well as Maxis' lenders. Pending Maxis' shareholders approval, no application has been made to the lenders with respect to the Proposed MBNS Option.

6. OTHER MATTERS

Todate, save for the Proposed MBNS Option and Proposed Shareholders' Mandate as set out in this Circular and the proposed reorganisation of business activities of Maxis' wholly-owned subsidiaries namely MMSB, MBSB and MMSSB announced on 8 August 2003, Maxis does not have any other corporate exercises, which have been announced but are yet to be completed prior to the printing of the Circular.

Other than the failure of the respective parties in fulfilling the conditions as set out in the Detailed Business Plan submitted to the MCMC, to the best of knowledge of the Directors of Maxis, there is no other risk in relation to the non-granting of the option pursuant to the Proposed MBNS Option.

7. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

All the information in relation to the equity interests both direct and indirect as mentioned below of each Director of Maxis and Major Shareholder are extracted from the Register of Directors' Shareholding Interests and Register of Substantial Shareholders of Maxis respectively as at 20 August 2003.

For details of the direct and indirect shareholdings of the interested Directors of Maxis (which exclude Dato' Jamaludin bin Ibrahim) and Major Shareholders and Persons Connected, please refer to Appendix I.

7.1 Directors and Persons Connected

Khoo Teng Bin ("KTB"), Augustus Ralph Marshall ("RM") and Tan Poh Ching ("TPC") who are Directors of Maxis are also directors of UTSB which is one of the major shareholders of Maxis. UTSB is a related party in the Proposed MBNS Option as UTSB is also a major shareholder of MBNS. KTB, RM and TPC have no equity interest in UTSB.

Tunku Dato' Seri Mahmud bin Tunku Besar Burhanuddin ("TM") who retired as Director of Maxis on 19 June 2003, is a director of UTSB with no equity interest in UTSB.

KTB, RM, TPC and TM are not independent of the Proposed MBNS Option as they are directors of UTSB, which in turn is a Major Shareholder of Maxis and MBNS. Details of UTSB's shareholdings in MBNS are explained in Section 2.4 of Part A of this Circular.

Therefore, KTB, RM, TPC and TM have abstained and KTB, RM and TPC will abstain from all deliberations and voting in the Board meetings with respect to the Proposed MBNS Option. In addition, they have also undertaken to abstain from voting in respect of their direct and indirect shareholdings in Maxis at the forthcoming EGM on the resolution in relation to the Proposed MBNS Option.

Tun Haji Mohammed Hanif bin Omar ("THO") who is a Director of Maxis and a Major Shareholder is also a major shareholder of AAANL having a deemed equity interest over 177,446,535 shares in AAANL representing 14.97% of the share capital of AAANL in which Harapan Terus Sdn Bhd ("HTSB") has an interest, by virtue of his interest over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital of HTSB. HTSB is deemed to have an interest in all of the AAANL shares in which Berkat Nusantara Sdn Bhd ("BNSB"), Nusantara Cempaka Sdn Bhd ("NCSB"), Nusantara Delima Sdn Bhd ("NDSB"), Mujur Nusantara Sdn Bhd ("MNSB"), Gerak Nusantara Sdn Bhd ("GNSB") and Sanjung Nusantara Sdn Bhd ("SNSB") have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively. BNSB, NCSB, NDSB, MNSB, GNSB and SNSB hold the AAANL shares under discretionary trusts for Bumiputra objects and as such neither HTSB nor THO have any economic interest over these shares. Further, as he does not exercise or control the exercise of at least 15% of the votes attached to the voting shares in AAANL, he is not deemed to have an interest in the shares of MBNS.

RM and TPC who are Directors of Maxis are also directors of AAANL and MBNS. In addition, RM is also the Chief Executive Officer of AAANL and MBNS. RM and TPC do not have any equity interest in AAANL and MBNS.

KTB has a direct equity interest of 500,000 Shares representing 0.0204% of the share capital of Maxis held personally whilst RM and TPC each has a direct equity interest of 500,000 Shares representing 0.0204% of the share capital of Maxis held through nominees. TM has an indirect equity interest of 490,000 Shares representing 0.02% of the share capital of Maxis held through Saluran Masyhur Sdn Bhd. THO has an equity interest of 1,000,000 Shares representing 0.0408% of the share capital of Maxis held through a nominee.

THO is also deemed to have an interest in 329,775,665 Shares representing 13.44% of the share capital of Maxis in which Harapan Nusantara Sdn. Bhd. ("Harapan Nusantara") has an interest by virtue of his interest over 250,000 shares of Harapan Nusantara representing 25% of the issued and paid-up share capital of Harapan Nusantara. Harapan Nusantara is deemed to have an interest in all of the Shares in which Mujur Anggun Sdn. Bhd. ("MASB"), Cabaran Mujur Sdn. Bhd ("CMSB"), Anak Samudra Sdn. Bhd. ("ASSB"), Dumai Maju Sdn. Bhd. ("DMSB"), Nusantara Makmur Sdn. Bhd. ("NMSB"), Usaha Kenanga Sdn. Bhd. ("UKSB") and Tegas Sari Sdn. Bhd. ("TSSB") (the "Harapan Nusantara Subsidiaries") have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the Harapan Nusantara Subsidiaries.

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB hold their respective interests in the Company as trustees under discretionary trusts for Bumiputra objects. As such, THO and Harapan Nusantara do not have any economic interest in those Shares held by the Harapan Nusantara Subsidiaries. THO is also deemed to have an interest over the remaining 2,000,000 Shares held through Dian Tiara Sdn Bhd ("DTSB") by virtue of his direct equity interest of 99% in DTSB.

Accordingly, THO is deemed interested in the Proposed MBNS Option and hence, has abstained and will abstain from all deliberations and voting in the Board meetings with respect to the Proposed MBNS Option.

THO has also undertaken to abstain from voting in respect of his direct and indirect shareholdings in Maxis at the forthcoming EGM on the resolution in relation to the Proposed MBNS Option.

In addition, the above interested Directors have undertaken to ensure that Persons Connected to them will also abstain from voting on the resolution on the Proposed MBNS Option in respect of their direct and/or indirect shareholdings at the forthcoming EGM.

7.2 Major Shareholders and Persons Connected

UTSB, PSIL, Excorp and PanOcean who are Major Shareholders with each having a deemed equity interest of 552,346,060 Shares representing 22.51% of the share capital of Maxis, are also major shareholders of MBNS with each having a deemed equity interest of 100% of the share capital of MBNS via AAANL, which is the legal and beneficial owner of all the shares in MBNS.

Excorp is 100% owned by PanOcean and has a 100% direct controlling interest in PSIL, which in turn has a 99.999% direct controlling interest in UTSB. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations, including those for charitable purposes.

TAK who is a Major Shareholder with a deemed equity interest of 780,137,803 Shares in Maxis representing 31.80% of the share capital of Maxis, is also a major shareholder of MBNS via AAANL with a deemed equity interest of 819,082,888 ordinary shares of USD0.10 each in AAANL representing 69.09% of the share capital of AAANL.

As described in Section 7.1 above, THO a Major Shareholder is also a major shareholder of AAANL having a deemed equity interest over 177,446,535 shares in AAANL representing 14.97% of the share capital of AAANL through his interest over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital of HTSB.

Dato' Haji Badri bin Haji Masri ("Dato' Badri") and Haji Affendi bin Tun Haji Mohd Fuad Stephens ("AF") who are Major Shareholders are also directors of MBNS. They are Major Shareholders by virtue of each having a deemed equity interest of 329,775,665 Shares representing 13.44% of the share capital of Maxis in which Harapan Nusantara has an interest by virtue of their respective interests over 250,000 shares each of Harapan Nusantara, each representing 25% of the issued and paid-up share capital of Harapan Nusantara. Harapan Nusantara is deemed to have an interest in all of the Shares in which Mujur Anggun Sdn. Bhd. ("MASB"), Cabaran Mujur Sdn. Bhd ("CMSB"), Anak Samudra Sdn. Bhd. ("ASSB"), Dumai Maju Sdn. Bhd. ("DMSB"), Nusantara Makmur Sdn. Bhd. ("NMSB"), Usaha Kenanga Sdn. Bhd. ("UKSB") and Tegas Sari Sdn. Bhd. ("TSSB") (the "Harapan Nusantara Subsidiaries") have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the Harapan Nusantara Subsidiaries.

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB hold their respective interests in the Company as trustees under discretionary trusts for Bumiputra objects. As such, Dato' Badri, AF and Harapan Nusantara do not have any economic interest in those Shares held by the Harapan Nusantara Subsidiaries. AF also has a direct equity interest of 19,000 Shares representing 0.001% of the share capital of Maxis and holds 38,000 options over unissued ordinary shares in Maxis pursuant to the Maxis Employee Share Option Scheme. Further, Dato' Badri is also a director of AAANL.

Mohamad Shahrin bin Merican ("MSM") who is a Major Shareholder via his direct equity interest of 130,000 Shares representing 0.005% of the share capital of Maxis and deemed equity interest of

329,775,665 Shares representing 13.44% of the share capital of Maxis in which Harapan Nusantara has an interest by virtue of his interest over 250,000 shares of Harapan Nusantara representing 25% of the issued and paid-up share capital of Harapan Nusantara. Harapan Nusantara is deemed to have an interest in all of the Shares in which MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (the "Harapan Nusantara Subsidiaries") have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the Harapan Nusantara Subsidiaries.

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB hold their respective interests in the Company as trustees under discretionary trusts for Bumiputra objects. As such, MSM and Harapan Nusantara do not have any economic interest in those Shares held by the Harapan Nusantara Subsidiaries. He is also a director of certain subsidiaries of MBNS.

Dato' Badri, AF and MSM are also major shareholders of AAANL with each having a deemed interest over 177,446,535 shares in AAANL representing 14.97% of the share capital of AAANL in which Harapan Terus Sdn Bhd ("HTSB") has an interest by virtue of their respective interests of 25% each in HTSB. HTSB is deemed to have an interest in all of the AAANL shares in which BNSB, NCSB, NDSB, MNSB, GNSB and SNSB have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively. BNSB, NCSB, NDSB, MNSB, GNSB and SNSB hold the AAANL shares under discretionary trusts for Bumiputra objects and as such none of HTSB, Dato' Badri, AF and MSM have any economic interest over these shares. Dato' Badri, AF and MSM each holds 250,000 shares directly in HTSB representing 25% of the issued and paid-up share capital of HTSB. However, as they do not control the exercise of at least 15% of the votes attached to the voting shares in AAANL, they are not deemed to have an interest in the shares of MBNS.

In view of the above, UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, AF, THO and MSM are deemed interested in the Proposed MBNS Option and have undertaken to abstain from voting in respect of their direct and indirect shareholdings in Maxis at the forthcoming EGM, on the resolution in relation to the Proposed MBNS Option.

In addition, the above interested Major Shareholders have undertaken to ensure that Persons Connected to them will abstain from voting on the resolution in relation to the Proposed MBNS Option at the forthcoming EGM.

Save as disclosed above, none of the Directors of Maxis and/or Major Shareholders and/or Persons Connected to them have any interest, direct or indirect, in the Proposed MBNS Option.

8. DIRECTORS' RECOMMENDATION

Having considered all aspects of the Proposed MBNS Option, your Board (save for Tun Haji Mohammed Hanif bin Omar, Khoo Teng Bin, Augustus Ralph Marshall and Tan Poh Ching who are interested in the Proposed MBNS Option as set out in Section 7 above and hence express no opinion thereon), is of the opinion that the Proposed MBNS Option is in the best interest of the Company.

Accordingly, the Directors (save for Tun Haji Mohammed Hanif bin Omar, Khoo Teng Bin, Augustus Ralph Marshall and Tan Poh Ching) recommend that you vote in favour of the ordinary resolution pertaining to the Proposed MBNS Option to be tabled at the forthcoming EGM of the Company.

9. EGM

An EGM, the Notice of which is set out in this Circular, will be held at the Sapphire Room, Level 1, Mandarin Oriental Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia on Monday, 29 September 2003 at 10.00 a.m., for the purpose of considering and, if thought fit, passing the resolution to approve the Proposed MBNS Option.

If you are unable to attend and vote in person at the EGM, you may complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event so as to arrive at the registered office of Maxis at Level 18, Menara Maxis, Kuala Lumpur City Centre, off Jalan Ampang 50088 Kuala Lumpur, not less than 48 hours before the time fixed for the Meeting. The lodging of the form of proxy does not preclude you from attending and voting in person should you subsequently decide to do so.

10. FURTHER INFORMATION

Shareholders are requested to refer to Appendices for further information.

Yours faithfully,
for and on behalf of the Board of Directors of
MAXIS COMMUNICATIONS BERHAD

Dato' Jamaludin bin Ibrahim
Chief Executive Officer / Executive Director

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PART B

PROPOSED SHAREHOLDERS' MANDATE FOR CERTAIN CATEGORIES OF RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

Maxis Communications Berhad

(158400-V)
(Incorporated in Malaysia)

Registered Office:
Level 18, Menara Maxis
Kuala Lumpur City Centre
off Jalan Ampang
50088 Kuala Lumpur
Malaysia

13 September 2003

Board of Directors:

Tun Haji Mohammed Hanif bin Omar *(Chairman / Non-Executive Director)*
Dato' Seri Syed Anwar Jamalullail *(Independent Director)*
The Lord Killearn *(Independent Director)*
Timothy Hugh Ling *(Independent Director)*
Khoo Teng Bin *(Non-Executive Director)*
Augustus Ralph Marshall *(Non-Executive Director)*
Tan Poh Ching *(Non-Executive Director)*
Dato' Jamaludin bin Ibrahim *(Chief Executive Officer / Executive Director)*

To : Shareholders of Maxis Communications Berhad

Dear Sir/Madam,

Proposed shareholders' mandate pursuant to Paragraph 10.09 of the Listing Requirements of the Kuala Lumpur Stock Exchange in relation to certain categories of recurrent related party transactions of a revenue or trading nature

1. INTRODUCTION

On 28 May 2003, your Board announced that the Company was proposing to seek a shareholders' mandate on Recurrent Transactions in compliance with Paragraph 10.09 of Chapter 10 of the Listing Requirements.

The purpose of this Circular is to provide you with the details of the Proposed Shareholders' Mandate, and to set out your Board's recommendation thereon and to seek your approval for the ordinary resolutions in relation to the Proposed Shareholders' Mandate to be tabled at the forthcoming EGM as set out in the Notice of EGM in this Circular.

2. DETAILS OF THE PROPOSED SHAREHOLDERS' MANDATE

2.1 Background

Under Paragraph 10.09 of the Listing Requirements, a listed issuer may seek a shareholders' mandate in respect of related party transactions involving recurrent transactions of a revenue or trading nature which are necessary for the day-to-day operations of the listed issuer or its subsidiaries which enter into such transactions, subject to the following:

(i) the transactions are in the ordinary course of business and are on terms not more favourable to the related party than those generally available to the public;

(ii) the shareholders' mandate is subject to annual renewal and disclosure is made in the annual report of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year;

(iii) the issuance of a circular to the shareholders by the listed issuer, which includes information required by the Listing Requirements; and

(iv) the interested directors, interested major shareholders and interested persons connected with a director or major shareholder and, where any of the transactions involve the interest of an interested person connected with a director or major shareholder, such director or major shareholder, must not vote on the resolution approving the transactions in a meeting to obtain the shareholders' mandate. An interested director or interested major shareholder must also ensure that persons connected with him abstain from voting on the resolution approving the transactions.

Your Board proposes to seek the approval from the shareholders for future Recurrent Transactions, which may or will be entered into between Maxis and/or its subsidiaries, and companies in which certain Directors, Major Shareholders and/or Persons Connected have an interest, details of which are contained in Section 2.4 of Part B of this Circular.

Related Party Transactions which do not fall within the ambit of the Proposed Shareholders' Mandate will be subject to other applicable provisions of the Listing Requirements, the Act and/or any applicable law.

2.2 Categories of Recurrent Transactions

The principal activities of Maxis are those of a holder of investments and a provider of services to its subsidiaries. The principal activities of the subsidiaries which contribute substantially to the Maxis Group's results are those of an operator of a cellular mobile telephony network, an operator of a national public switched telephony network and provider of internet services and internet application services, and an operator of an international gateway.

Other activities of the Maxis Group include the provision of multimedia related services, investment holding, property investment holding, management services, collection of telecommunications revenue for companies within the Maxis Group and wireless multimedia services.

The categories of Recurrent Transactions covered by the Proposed Shareholders' Mandate relate principally to the purchase and supply of telecommunications related services, rental of assets and promotional and marketing activities in the ordinary course of business of the members of the Maxis Group, details of which are as follows:

(i) <u>Purchase of services</u>

The Recurrent Transactions that may or will be entered into with the relevant Transacting Parties under this category include, without limitation, services in relation to:

- the access to the Wireless Application Protocol ("WAP") through the Subscriber Identity Module (SIM) application toolkit ("WAP-STK") platform granted by MIT which enables

MMSB to offer electronic information and transaction based services to MMSB's subscribers;

- the development and commissioning of the mobile payment services and Short Message Service ("SMS") banking services with selected banks which will enable MMSB's customers to settle their bills via mobile services;
- the access to MIT's system to deliver online information based services, which can be accessed by MMSB's subscribers via SMS;
- the provision of call centre functions such as call handling services for mobile services and other tele-marketing services;
- the provision of electronic information and transaction-based services; and
- the access to broadcasting services.

(ii) Supply of telecommunications related services

The Recurrent Transactions that may or will be entered into with the relevant Transacting Parties under this category include without limitation services in relation to:

- the provision of skyline Very Small Aperture Terminal ("VSAT") links as well as voice and data services.

(iii) Rental of assets

The Recurrent Transactions that may or will be entered into with relevant Transacting Parties under this category include without limitation:

- the lease of transponders on MEASAT I and MEASAT 2 satellites, which provide transponder capacity;
- the rental of Base Transceiver Station ("BTS") sites; and
- the use of facilities of the Tanjong Golden Village cinemas.

(iv) Promotional and marketing activities

Transactions that may be entered into with the relevant Transacting Parties under this category include the promotional activities such as sponsorships and subsidising of movie tickets.

2.3 Classes of Related Parties

The Proposed Shareholders' Mandate will apply to those Related Parties consisting of Directors, Major Shareholders and Persons Connected to them, who are more particularly described in Section 2.4 and Section 7 of Part B of this Circular.

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2.4 Nature of the Recurrent Transactions

The authority conferred by the Proposed Shareholders' Mandate shall continue to be in force for the transactions which may or will be entered into as described below from the date of passing of the ordinary resolution relating to the Proposed Shareholders' Mandate proposed at this forthcoming EGM until the conclusion of the next AGM expected to be held on or before 30 June 2004 or the expiration of the period within which the next AGM in 2004 is required to be held pursuant to Section 143(1) of the Act (excluding however such extension as may be allowed pursuant to Section 143(2) of the Act) or until revoked or varied by resolution passed by the shareholders in general meeting, whichever is the earliest date. Details of the Recurrent Transactions for which the Proposed Shareholders' Mandate are being sought and which may or will be entered into if the Proposed Shareholders' Mandate is given, as well as the Transacting Parties, the Interested Related Parties and the nature of their relationships, are as described below:

Company in the Maxis Group involved	Transacting Parties	Interested Related Parties	Nature of relationship	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)
(A) An estimated aggregate value of transactions from the date of EGM to the next AGM amounting to RM6,980,300 between the Maxis Group and MBNS and its affiliate consisting of the following transactions:					
MBNS and its affiliate					
MMSB	MIT	• Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Tun Haji Mohammed Hanif bin Omar ("THO"), Dato' Haji Badri bin Haji Masri ("Dato' Badri"), Hj. Affendi bin Tun Hj. Mohd Fuad Stephens ("AF"), Mohamad Shahrin bin Merican ("MSM") • Directors THO, Tunku Dato' Seri Mahmud bin Tunku Besar Burhanuddin ("TM") (retired on 19 June 2003), Khoo Teng Bin ("KTB"), Augustus Ralph	Please refer to Note 1	♦ Purchase of services and content by MMSB to be accessed by mobile devices using the MMSB network, including among others the WAP-STK platform granted by MIT.	(1,000,000)

Company in the Maxis Group involved	Transacting Parties	Interested Related Parties	Nature of relationship	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)
		Marshall ("RM"), and Tan Poh Ching ("TPC")			
MMSB	MIT	• Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM • Directors THO, TM, KTB, RM, TPC	Please refer to Note 1	♦ Purchase of services by MMSB – for system integration work by MIT to link all major retail banks to MMSB's WAPSTK platform. ♦ Purchase of services by MMSB – development of Mobile Service Portal by MIT - Development Fee - Transaction Fee. ♦ Purchase of services by MMSB – development of system to link Online Supplementary Line Registration ("OSLR") to MIT's payment gateway.	(1,300,000) (1,900,000) (500,000) * (68,000)
MMSB	MBNS	• Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM • Directors THO, TM, KTB, RM, TPC	Please refer to Note 2	♦ Sponsorship by MMSB for Golf Tournament organised by MBNS. ♦ Sponsorship of air-time by MBNS for Golf Tournament organised by MMSB.	(12,300) 100,000
MBSB	MBNS	• Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM • Directors THO, TM, KTB, RM, TPC	Please refer to Note 2	♦ Supply of services – the provision of services to MBNS for 2 skyline VSAT links and 2 leased lines to Kuching and Kota Kinabalu.	2,100,000

Company in the Maxis Group involved	Transacting Parties	Interested Related Parties	Nature of relationship	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)
(B) An estimated aggregate value of transactions from the date of EGM to the next AGM amounting to RM532,400 between the Maxis Group and Tanjong's affiliates consisting of the following transactions:					
Maxis	TGV	• Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF • Directors TM, KTB, RM, TPC	Please refer to Note 3	♦ Rental of assets – Occasional bookings of TGV theatre for internal and external briefings etc. by Maxis.	(2,000)
MMSB	TGV	• Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK • Directors TM, KTB, RM, TPC	Please refer to Note 3	♦ Promotional activities involving the subsidising of movie tickets purchased by 'Maxis One Club' members on specified days and times named 'Movie Day Promotion'.	(230,000)
Maxis	TCCPM	• Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF • Directors TM, KTB, RM, TPC	Please refer to Note 7	♦ Rental payable by Maxis to TCCPM for Maxis' right to name the building i.e. Menara Maxis and to have signage space.	(290,400)
MMSB	TGV	• Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF • Directors TM, KTB, RM, TPC	Please refer to Note 3	♦ Purchase of gift voucher on ad-hoc basis	(10,000)

Company in the Maxis Group Involved	Transacting Parties	Interested Related Parties	Nature of relationship	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)
(C)	**An estimated aggregate value of transactions from the date of EGM to the next AGM amounting to RM18,744,000 between the Maxis Group and BSS consisting of the following transactions:**				
MBSB	BSS	• Major Shareholders TAK, MAIH, Tun Haji Mohammed Hanif bin Omar ("THO") • Directors THO, KTB, RM	Please refer to Note 4	♦ Rental of assets – Transponder lease rental payable by MBSB for the use of satellite bandwidth of MEASAT 1 and MEASAT 2.	(18,600,000)
MMSB	BSS	• Major Shareholders TAK, MAIH, THO • Directors THO, KTB, RM	Please refer to Note 4	♦ Rental of assets – Rental payable by MMSB to BSS for BTS site.	(26,000)
MMGS	BSS	• Major Shareholders TAK, MAIH, THO • Directors THO, KTB, RM	Please refer to Note 4	♦ Rental payable by BSS to MMGS for the use of certain vehicles owned by MMGS.	87,000
Maxis	BSS	• Major Shareholders TAK, MAIH, THO • Directors THO, KTB, RM	Please refer to Note 4	♦ Rental payable by BSS to Maxis for the use of certain vehicles owned by Maxis.	31,000

Company in the Maxis Group involved	Transacting Parties	Interested Related Parties	Nature of relationship	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)
(D) **An estimated aggregate value of transactions from the date of EGM to the next AGM amounting to RM10,511,000 between the Maxis Group and other companies directly or indirectly controlled by or associated with UTSB's affiliates, as well as companies or entities directly or indirectly controlled by or associated with TAK or in which he is deemed to have an interest, both of whom are deemed Major Shareholders consisting of the following transactions:**					
UTSB's affiliates					
MMSB	SRGAP	• Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, MSM • Directors TM, KTB, RM, TPC	Please refer to Note 5	♦ Purchase of services – the provision of call handling and other tele-marketing services to MMSB by SRGAP.	(10,000,000)
Maxis	UTP	• Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, MSM • Directors TM, KTB, RM, TPC	Please refer to Note 8	♦ Development Management Fees for dining facility on Level 24 and an Auditorium on Level 25, Menara Maxis	(480,000)
KLCCH's affiliate					
MMSB	AJSB	• Major Shareholder TAK • Director RM	Please refer to Note 6	♦ Rental of assets – Rental payable by MMSB to AJSB for BTS site. ♦ Electricity charges incurred by MMSB payable to AJSB.	(24,000) (7,000)

Company in the Maxis Group involved	Transacting Parties	Interested Related Parties	Nature of relationship	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)
(E)	**An estimated aggregate value of transactions from the date of EGM to the next AGM amounting to RM1,432,000 between the Maxis Group and companies related to certain Directors consisting of the following transactions:**				
MBSB	HeiTech Padu Berhad ("HTP")	• Directors Dato' Jamaludin bin Ibrahim ("DJI")	DJI is a Director of Maxis and a director of HTP. He is also a shareholder of Maxis and HTP by virtue of his equity interests of 0.0143 % and 0.0125 % in Maxis and HTP respectively.	♦ Supply of services – the provision of SkyNet and SkyLine VSAT and leased lines to HTP.	870,000
MBSB	Oakwood Sdn Bhd ("OSB")	• Director THO	THO is a Director of Maxis and a Major Shareholder by virtue of his direct equity interest of 0.0408% and indirect equity interest of 13.52% in Maxis and he is also a director of Genting Berhad, the holding company of OSB. He is a shareholder of Genting Berhad by virtue of his direct shareholding of 0.00003% in Genting Berhad.	Rental payable by MBSB to OSB for one equipment room for Fixed Network.	(18,000)
MBSB	Arab Malaysian Property Trust Management Bhd ("AMPT")	• Director THO	THO is a Director of Maxis and a Major Shareholder by virtue of his direct equity interest of 0.0408% and indirect equity interest of 13.52% in Maxis and he is also a director of AMMB Holdings Bhd, the ultimate holding company of AMPT. THO does not have any equity interests in AMMB Holdings Bhd and AMPT.	♦ Rental of assets – Rental of equipment room payable by MBSB to AMPT. ♦ Payment of electricity bill by MBSB to AMPT.	(20,000) (3,000)

Company in the Maxis Group involved	Transacting Parties	Interested Related Parties	Nature of relationship	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)
MMSB	MBf Property Holdings Sdn Bhd ("MBf Property")	• Director THO	THO is a Director of Maxis and a Major Shareholder by virtue of his direct equity interest of 0.0408% and indirect equity interest of 13.52% in Maxis and he is also a director of AMMB Holdings Bhd, the ultimate holding company of MBf Property. THO does not have any equity interest in MBf Property.	♦ Rental of assets – Rental payable by MMSB to MBf Property for BTS site.	(18,000)
MMSB	AmFinance Bhd ("AMF") *(formerly known as MBf Finance Berhad)*	• Director THO	THO is a Director of Maxis and a Major Shareholder by virtue of his direct equity interest of 0.0408% and indirect equity interest of 13.52% in Maxis and he is also a director of AMF. THO does not have any equity interest in AMF.	♦ Rental of assets – Rental payable by MMSB to AMF for BTS site.	(12,000)
MMSB	Genting Highlands Berhad ("GHB")	• Director THO	THO is a Director of Maxis and a Major Shareholder by virtue of his direct equity interest of 0.0408% and indirect equity interest of 13.52% in Maxis and he is also a director of RW, the holding company of GHB. He is also a shareholder of RW by virtue of his direct equity interest of 0.0001% in RW.	♦ Rental of assets – Rental payable by MMSB to GHB for BTS site.	(60,000)
MMSB	Genting Property Management Sdn Bhd ("GPM")	• Director THO	THO is a Director of Maxis and a Major Shareholder by virtue of his direct equity interest of 0.0408% and indirect equity interest of 13.52% in Maxis and he is also a director of Genting Berhad ("GB"), the ultimate holding company of	♦ BTS electricity charges incurred by MMSB payable to GPM.	(11,000)

Company in the Maxis Group involved#	Transacting Parties	Interested Related Parties	Nature of relationship	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)
			GPM. He is also a shareholder of GB by virtue of his direct equity interest of 0.00003% in GB.		
MMSB	Genting Golf Course Berhad ("GCC")	• Director THO	THO is a Director of Maxis and a Major Shareholder by virtue of his direct equity interest of 0.0408% and indirect equity interest of 13.52% in Maxis and he is also a director of RW, the holding company of GCC. He is also a shareholder of RW by virtue of his direct equity interest of 0.0001% in RW.	♦ Rental of assets – Rental payable by MMSB to GCC for BTS site. ♦ Electricity charges incurred payable to GCC by MMSB.	(87,000) (8,000)
MMSB	RW	• Director THO	THO is a Director of Maxis and a Major Shareholder by virtue of his direct equity interest of 0.0408% and indirect equity interest of 13.52% in Maxis and he is also a director of RW. He is also a shareholder of RW by virtue of his direct equity interest of 0.0001% in RW.	♦ Rental of assets – Rental payable by MMSB to RW for BTS site. ♦ Electricity charges incurred by MMSB payable to RW for the rental of two equipment rooms.	(298,000) (27,000)

(A)+(B)+(C)+(D)+(E)	GRAND TOTAL		RM38,199,700

Total amount payable by Maxis Group	RM(35,011,700)
Total amount receivable by Maxis Group	**RM3,188,000**

Notes :

As a result of the proposed reorganisation of the business activities of certain of the subsidiaries of Maxis as announced on 8 August 2003, the transaction may be entered into by the Maxis Group company specified in Section 2.4 or by another wholly-owned subsidiary of Maxis or the agreement evidencing the transaction may be novated from the Maxis Group company specified in Section 2.4 to another wholly-owned subsidiary of Maxis.

* The estimated value is for the estimated duration of the transaction which is 3 months. (For information, the transaction will commence and complete sometime during the validity of the Proposed Shareholders Mandate).

(1) MIT

MIT is a wholly-owned subsidiary of MBNS which in turn is a wholly-owned subsidiary of AAANL.

UTSB, PSIL, Excorp and PanOcean who are Major Shareholders with each having a deemed equity interest of 552,346,060 Shares representing 22.51% of the share capital of Maxis, are also major shareholders of MBNS with each having a deemed equity interest of 100% of the share capital of MBNS via AAANL, which is the legal and beneficial owner of all the shares in MBNS.

Excorp is 100% owned by PanOcean and Excorp has a 100% direct controlling interest in PSIL, which in turn has a 99.999% direct controlling interest in UTSB. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations, including those for charitable purposes.

TAK who is a Major Shareholder with deemed equity interest of 780,137,803 Shares representing 31.80% of the share capital of Maxis, is also a major shareholder of MBNS via AAANL with a deemed equity interest of 819,082,888 ordinary shares of USD0.10 each representing 69.09% of the share capital of AAANL. In addition, he was also a director of AAANL.

Tun Haji Mohammed Hanif bin Omar ("THO") who is a Director of Maxis and Major Shareholder is also a major shareholder of AAANL having a deemed equity interest over 177,446,535 shares in AAANL representing 14.97% of the share capital of AAANL in which Harapan Terus Sdn Bhd ("HTSB") has an interest by virtue of his interest over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital of HTSB. HTSB is deemed to have an interest in all of the AAANL shares in which Berkat Nusantara Sdn Bhd ("BNSB"), Nusantara Cempaka Sdn Bhd ("NCSB"), Nusantara Delima Sdn Bhd ("NDSB"), Mujur Nusantara Sdn Bhd ("MNSB"), Gerak Nusantara Sdn Bhd ("GNSB") and Sanjung Nusantara Sdn Bhd ("SNSB") have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively.

BNSB, NCSB, NDSB, MNSB, GNSB and SNSB hold the AAANL shares under discretionary trusts for Bumiputra objects and as such neither HTSB nor THO have any economic interest over these shares. Further, as he does not exercise or control the exercise of at least 15% of the votes attached to the voting shares in AAANL, he is not deemed to have an interest in the shares of MBNS.

KTB, RM and TPC who are Directors of Maxis are also directors of UTSB. TM who was a Director of Maxis within the 12 months preceding the date on which the terms of the transaction are to be agreed upon, is a director of UTSB. TM, KTB, RM and TPC do not have any equity interest in UTSB and in MIT.

RM and TPC are also directors of AAANL and MBNS. In addition, RM is also the Chief Executive Officer of AAANL and MBNS. RM and TPC do not have any equity interest in AAANL and in MBNS.

KTB has a direct equity interest of 500,000 Shares representing 0.0204% of the share capital of Maxis held personally whilst RM and TPC each has a direct equity interest of 500,000 Shares representing 0.0204% of the share capital of Maxis held through nominees. TM has an indirect equity interest of 490,000 Shares representing 0.02% of the share capital of Maxis. THO has an equity interest of 1,000,000 Shares representing 0.0408% of the share capital of Maxis held through a nominee.

THO is also deemed to have an interest in 329,775,665 Shares in which Harapan Nusantara Sdn. Bhd. ("Harapan Nusantara") has an interest by virtue of his interest over 250,000 shares of Harapan Nusantara representing 25% of the issued and paid-up capital of Harapan Nusantara. Harapan Nusantara is deemed to have an interest in all of the Shares in which Mujur Anggun Sdn. Bhd. ("MASB"), Cabaran Mujur Sdn. Bhd ("CMSB"), Anak Samudra Sdn. Bhd. ("ASSB"), Dumai Maju Sdn. Bhd. ("DMSB"), Nusantara Makmur Sdn. Bhd. ("NMSB"), Usaha Kenanga Sdn. Bhd. ("UKSB") and Tegas Sari Sdn. Bhd. ("TSSB") (the "Harapan Nusantara Subsidiaries") have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the Harapan Nusantara Subsidiaries.

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB hold their respective interests in the Company as trustees under discretionary trusts for Bumiputra objects. As such, THO and Harapan Nusantara do not have any economic interest in those Shares held by the Harapan Nusantara Subsidiaries. THO is also deemed to have an interest over the remaining 2,000,000 Shares of Maxis held through Dian Tiara Sdn Bhd ("DTSB") by virtue of his direct equity interest of 99% in DTSB.

Dato' Badri and AF who are directors of MBNS are also Major Shareholders with each having a deemed equity interest of 329,775,665 Shares representing 13.44% of the share capital of Maxis. They are Major Shareholders by virtue of of their respective interests over 250,000 shares each of Harapan Nusantara, each representing 25% of the issued and paid-up share capital of Harapan Nusantara. Harapan Nusantara is deemed to have an interest in all of

the Shares in the Company in which MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (the "Harapan Nusantara Subsidiaries") have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the Harapan Nusantara Subsidiaries.

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB hold their respective interests in the Company as trustees under discretionary trusts for Bumiputra objects. As such, Dato' Badri, AF and Harapan Nusantara do not have any economic interest in those Shares held by the Harapan Nusantara Subsidiaries.

AF also has a direct equity interest of 19,000 Shares representing 0.001% of the share capital of Maxis and holds 38,000 options over unissued ordinary shares in Maxis pursuant to the Maxis Employee Share Option Scheme. Further, Dato' Badri is also a director of AAANL.

Dato' Badri, AF and MSM are major shareholders of AAANL with each having a deemed interest over 177,446,535 shares in AAANL representing 14.97% of the share capital of AAANL in which HTSB has an interest by virtue of their respective 25% interest in HTSB. HTSB is deemed to have an interest in all of the AAANL shares in which BNSB, NCSB, NDSB, MNSB, GNSB and SNSB have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively. BNSB, NCSB, NDSB, MNSB, GNSB and SNSB hold the AAANL shares under discretionary trusts for Bumiputra objects and as such none of HTSB, Dato' Badri, AF and MSM have any economic interest over these shares.

MSM is a Major Shareholder via his direct equity interest of 130,000 Shares representing 0.005% of the share capital of Maxis and deemed equity interest of 329,775,665 Shares representing 13.44% of the share capital of Maxis in which Harapan Nusantara has an interest, by virtue of his interest over 250,000 shares of Harapan Nusantara representing 25% of the issued and paid-up share capital of Harapan Nusantara. Harapan Nusantara is deemed to have an interest in all of the Shares in which MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (the "Harapan Nusantara Subsidiaries") have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the Harapan Nusantara Subsidiaries.

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB hold their respective interests in the Company as trustees under discretionary trusts for Bumiputra objects. As such, MSM and Harapan Nusantara do not have any economic interest in those Shares held by the Harapan Nusantara Subsidiaries. MSM is also a director of certain subsidiaries of MBNS.

(2) MBNS

UTSB, PSIL, Excorp and PanOcean who are Major Shareholders with each having a deemed equity interest of 552,346,060 Shares representing 22.51% of the share capital of Maxis, are also major shareholders of MBNS, with each having a deemed equity interest of 100% of the share capital of MBNS via AAANL which is the legal and beneficial owner of all the shares in MBNS.

Excorp is 100% owned by PanOcean and it has a 100% direct controlling interest in PSIL, which in turn has a 99.999% direct controlling interest in UTSB. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations, including those for charitable purposes.

TAK who is a Major Shareholder with a deemed equity interest of 780,137,803 Shares representing 31.80% of the share capital of Maxis, is also a major shareholder of MBNS via AAANL with a deemed equity interest of 819,082,888 ordinary shares of USD0.10 each representing 69.09% of the share capital of AAANL. In addition, he was also a director of AAANL.

THO who is a Director of Maxis and Major Shareholder is also a major shareholder of AAANL having a deemed equity interest over 177,446,535 shares in AAANL representing 14.97% of the share capital of AAANL in which HTSB has an interest by virtue of his interest over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital of HTSB. HTSB is deemed to have an interest in all of the AAANL shares in which BNSB, NCSB, NDSB, MNSB, GNSB and SNSB have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively. BNSB, NCSB, NDSB, MNSB, GNSB and SNSB hold the AAANL shares under discretionary trusts for Bumiputra objects and as such neither HTSB nor THO have any economic interest over these shares. Further, as he does not exercise or control the exercise of at least 15% of the votes attached to the voting shares in AAANL, he is not deemed to have an interest in the shares of MBNS.

KTB, RM and TPC who are Directors of Maxis are also directors of UTSB. TM who was a Director of Maxis within the 12 months preceding the date on which the terms of the transaction are to be agreed upon, is a director of UTSB. TM, KTB, RM and TPC do not have any equity interest in UTSB and in MBNS.

RM and TPC are also directors of AAANL and MBNS. In addition, RM is also the Chief Executive Officer of AAANL and MBNS. RM and TPC do not have any equity interest in AAANL and in MBNS.

KTB has a direct equity interest of 500,000 Shares representing 0.0204% of the share capital of Maxis held personally whilst RM and TPC each has a direct equity interest of 500,000 Shares representing 0.0204% of the share capital of Maxis held through nominees. TM has an indirect equity interest of 490,000 Shares representing 0.02% of the share capital of Maxis. THO has an equity interest of 1,000,000 Shares representing 0.0408% of the share capital of Maxis held through a nominee.

THO is also deemed to have an interest in 329,775,665 Shares in which Harapan Nusantara has an interest by virtue of his interest over 250,000 shares of Harapan Nusantara representing 25% of the issued and paid-up capital of Harapan Nusantara. Harapan Nusantara is deemed to have an interest in all of the Shares in which MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (the "Harapan Nusantara Subsidiaries") have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the Harapan Nusantara Subsidiaries.

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB hold their respective interests in the Company as trustees under discretionary trusts for Bumiputra objects. As such, THO and Harapan Nusantara do not have any economic interest in those Shares held by the Harapan Nusantara Subsidiaries. THO is also deemed to have an interest over the remaining 2,000,000 Shares held through DTSB by virtue of his direct equity interest of 99% in DTSB.

Dato' Badri and AF who are directors of MBNS are also Major Shareholders with each having a deemed equity interest of 329,775,665 Shares representing 13.44% of the share capital of Maxis. They are Major Shareholders by virtue of of their respective interests over 250,000 shares each of Harapan Nusantara, each representing 25% of the issued and paid-up share capital of Harapan Nusantara. Harapan Nusantara is deemed to have an interest in all of the Shares in which MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (the "Harapan Nusantara Subsidiaries") have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the Harapan Nusantara Subsidiaries.

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB hold their respective interests in the Company as trustees under discretionary trusts for Bumiputra objects. As such, Dato' Badri, AF and Harapan Nusantara do not have any economic interest in those Shares held by the Harapan Nusantara Subsidiaries.

AF also has a direct equity interest of 19,000 Shares representing 0.001% of the share capital of Maxis and holds 38,000 options over unissued ordinary shares in Maxis pursuant to the Maxis Employee Share Option Scheme. Further, Dato' Badri is also a Director of AAANL.

Dato' Badri, AF and MSM are major shareholders of AAANL with each having a deemed interest over 177,446,535 shares in AAANL representing 14.97% of the share capital of AAANL in which HTSB has an interest by virtue of their respective 25% interest in HTSB. HTSB is deemed to have an interest in all of the AAANL shares in which BNSB, NCSB, NDSB, MNSB, GNSB and SNSB have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively. BNSB, NCSB, NDSB, MNSB, GNSB and SNSB hold the AAANL shares under discretionary trusts for Bumiputra objects and as such none of HTSB, Dato' Badri, AF and MSM have any economic interest over these shares.

MSM is a Major Shareholder, via his direct equity interest of 130,000 Shares representing 0.005% of the share capital of Maxis and deemed equity interest of 329,775,665 Shares representing 13.44% of the share capital of Maxis in which Harapan Nusantara has an interest by virtue of his interest over 250,000 shares of Harapan Nusantara representing 25% of the issued and paid-up share capital of Harapan Nusantara. Harapan Nusantara is deemed to have an interest in all of the Shares in which MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (the "Harapan Nusantara Subsidiaries") have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the Harapan Nusantara Subsidiaries.

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB hold their respective interests in the Company as trustees under discretionary trusts for Bumiputra objects. As such, MSM and Harapan Nusantara do not have any economic interest in those Shares held by the Harapan Nusantara Subsidiaries. MSM is also a director of certain subsidiaries of MBNS.

(3) TGV

TGV is a subsidiary of Tanjong, which has an equity interest of 58.0% in TGV via Tanjong Entertainment Sdn Bhd. Tanjong Entertainment Sdn Bhd is a wholly-owned subsidiary of Tanjong.

UTSB, PSIL, Excorp and PanOcean are major shareholders of Maxis and Tanjong with each having a deemed equity interest of 22.51% and 31.93% in Maxis and Tanjong respectively. TAK, a major shareholder of Maxis and Tanjong has a deemed equity interest of 31.80% and 31.93% in Maxis and Tanjong respectively.

Excorp is 100% owned by PanOcean and has a 100% direct controlling interest in PSIL, which in turn has a 99.999% direct controlling interest in UTSB.

AF, a Major Shareholder via his deemed equity interest of 329,775,665 Shares representing 13.44% of the share capital of Maxis held through his 25% equity interest in Harapan Nusantara has a deemed equity interest in Tanjong of 2.20 % held via Macroniaga Sdn Bhd ("MSB") which arises from his deemed equity interest of 100% in MSB. AF also has a direct equity interest of 19,000 Shares representing 0.001% of the share capital of Maxis and holds 38,000 options over unissued ordinary shares in Maxis pursuant to the Maxis Employee Share Option Scheme.

KTB, RM and TPC who are Directors of Maxis are also directors of UTSB. TM who was a Director of Maxis within the 12 months preceding the date on which the terms of the transaction are to be agreed upon, is a director of UTSB. In addition, TM holds an indirect equity interest of 0.02% in Maxis. TM, KTB, RM and TPC do not have any equity interest in UTSB.

In addition, RM and TPC are also Executive Director and Non-Executive Director of Tanjong respectively.

KTB has a direct equity interest of 500,000 Shares representing 0.0204% of the share capital of Maxis held personally whilst RM and TPC each has a direct equity interest of 500,000 Shares representing 0.0204% of the share capital of Maxis held through nominees. TPC and RM also each holds 0.044% direct and 0.069% indirect equity interests in Tanjong respectively.

TM has an indirect equity interest of 0.5485% in Tanjong which arises from his direct equity interest of 99.999% in Impian Tegap Sdn Bhd.

KTB is a major shareholder of Tanjong via his direct equity interest of 0.0461% in Tanjong and an indirect equity interest of 7.7736% in Tanjong, which arises from his deemed equity interest of 100% in Ultimate Corporation Sdn Bhd, a major shareholder of Tanjong.

In addition, RM and TPC each respectively hold options to subscribe for 250,000 and 350,000 unissued shares of Tanjong of 7.5 pence each pursuant to the Tanjong Public Limited Company's Employees' Share Option Scheme.

(4) BSS

BSS is a wholly-owned subsidiary of MEASAT Global Berhad (formerly known as Malaysian Tobacco Company Bhd) ("MGB") the ultimate holding company of which is MAIH.

TAK and MAIH who are Major Shareholders with a deemed equity interest of 31.80% and 6.82% in Maxis respectively, are also major shareholders of MGB with a deemed equity interest of 95.46% each and hence of BSS.

KTB and RM are Directors and shareholders of Maxis by virtue of their respective equity interests of 0.0204% and 0.0204% in Maxis held personally in the case of KTB and through his nominee in the case of RM. They are also directors of BSS. KTB and RM do not have any equity interest in MGB. In addition, RM is also a director of MGB while KTB is also a director of MAIH. In addition, THO who is a Director of Maxis and a Major Shareholder by virtue of his direct equity interest of 0.0407% and a deemed equity interest of 13.52% in Maxis is also a director of BSS. THO does not have any equity interest in MGB.

(5) SRGAP

SRGAP is a 70% subsidiary of UTSB.

UTSB, PSIL, Excorp and PanOcean are major shareholders of Maxis and SRGAP with each having a deemed equity interest of 22.51% and 70.0% in Maxis and SRGAP respectively. TAK, a major shareholder of Maxis and SRGAP has a deemed equity interest of 31.80% and 70.0% in Maxis and SRGAP respectively.

Excorp is 100% owned by PanOcean and it has a 100% direct controlling interest in PSIL, which in turn has a 99.999% direct controlling interest in UTSB. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes.

KTB, RM and TPC who are Directors of Maxis, are also directors of UTSB. TM who was a Director of Maxis within the 12 months preceding the date on which the terms of the transaction are to be agreed upon, is a director of UTSB. In addition, TM holds an indirect equity interest of 0.02% in Maxis. TM, KTB, RM and TPC do not have any equity interest in UTSB and in SRGAP.

KTB has a direct equity interest of 500,000 Shares representing 0.0204% of the share capital of Maxis held personally whilst RM and TPC each has a direct equity interest of 500,000 Shares representing 0.0204% of the share capital of Maxis held through nominees.

MSM is a Major Shareholder via his direct equity interest of 130,000 Shares representing 0.005% of the share capital of Maxis and deemed equity interest of 329,775,665 Shares representing 13.44% of the share capital of Maxis in which Harapan Nusantara has an interest by virtue of his interest over 250,000 shares of Harapan Nusantara representing 25% of the issued and paid-up share capital of Harapan Nusantara. Harapan Nusantara is deemed to have an interest in all of the Shares in the Company in which MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (the "Harapan Nusantara Subsidiaries") have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the Harapan Nusantara Subsidiaries.

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB hold their respective interests in the Company as trustees under discretionary trusts for Bumiputra objects. As such, MSM and Harapan Nusantara do not have any economic interest in those Shares held by the Harapan Nusantara Subsidiaries. MSM is also a director of SRGAP. MSM does not have any equity interest in SRGAP.

(6) AJSB

AJSB is a wholly-owned subsidiary of KLCCH.

TAK who is a Major Shareholder with a deemed equity interest of 31.80% of the share capital in Maxis is also a director of KLCCH but he does not have any equity interest in KLCCH.

RM who is a Director and shareholder of Maxis, is also a director of KLCCH. He has a direct equity interest of 0.0204% in the share capital of Maxis but he does not have any equity interest in KLCCH or in AJSB.

(7) TCCPM

TCCPM is a wholly-owned subsidiary of Tanjong Property Management Sdn Bhd which in turn is a wholly-owned subsidiary of Tanjong public limited company ("Tanjong") through Tanjong Asset Holdings Sdn Bhd ("TAH").

UTSB, PSIL, Excorp and PanOcean are major shareholders of Maxis and Tanjong with each having a deemed equity interest of 22.51% and 31.93% in Maxis and Tanjong respectively whereas TAK, a major shareholder of Maxis and Tanjong has a deemed equity interest of 31.80% and 31.93% in Maxis and Tanjong respectively.

Excorp is 100% owned by PanOcean and has a 100% direct controlling interest in PSIL, which in turn has a 99.999% direct controlling interest in UTSB. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes.

AF, a Major Shareholder via his deemed equity interest of 329,775,665 Shares representing 13.44% of the share capital of Maxis held through his 25% equity interest in Harapan Nusantara has a deemed equity interest in Tanjong of 2.20% held via Macroniaga Sdn Bhd ("MSB") which arises from his deemed equity interest of 100% in MSB. In addition, AF also has a direct equity interest of 19,000 Shares representing 0.001% of the share capital of Maxis and holds 38,000 options over unissued ordinary shares in Maxis pursuant to the Maxis Employee Share Option Scheme.

KTB, RM and TPC who are Directors of Maxis are also directors of UTSB. TM who was a Director of Maxis within the 12 months preceding the date on which the terms of the transaction are to be agreed upon, is a director of UTSB. In addition, TM holds an indirect equity interest of 0.02% in Maxis. TM, KTB, RM and TPC do not have any equity interest in UTSB.

In addition, RM and TPC are also Executive Director and Non-Executive Director of Tanjong respectively.

KTB has a direct equity interest of 500,000 Shares representing 0.0204% of the share capital of Maxis held personally whilst RM and TPC each has a direct equity interest of 500,000 Shares representing 0.0204% of the share capital of Maxis held through nominees and TPC and RM also each holds 0.044% direct and 0.069% indirect equity interests in Tanjong respectively.

TM has an indirect equity interest of 0.5485% in Tanjong which arises from his direct equity interest of 99.999% in Impian Tegap Sdn Bhd.

KTB is a major shareholder of Tanjong via his direct equity interest of 0.0461% in Tanjong and an indirect equity interest of 7.7736% in Tanjong, which arises from his deemed equity interest of 100% in Ultimate Corporation Sdn Bhd, a major shareholder of Tanjong.

In addition, RM and TPC each respectively hold options to subscribe for 250,000 and 350,000 unissued shares of Tanjong of 7.5 pence each pursuant to the Tanjong Public Limited Company's Employees' Share Option Scheme.

(8) UTP

UTP is a wholly-owned subsidiary of UTSB.

UTSB, PSIL, Excorp and PanOcean are major shareholders of Maxis and UTP with each having a deemed equity interest of 22.51% and 100% in Maxis and UTP respectively. TAK, a major shareholder of Maxis and UTP has a deemed equity interest of 31.80% and 100% in Maxis and UTP respectively.

Excorp is 100% owned by PanOcean and it has a 100% direct controlling interest in PSIL, which in turn has a 99.999% direct controlling interest in UTSB. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes.

KTB, RM and TPC who are Directors of Maxis are also directors of UTSB. TM who was a director of Maxis within the 12 months preceding the date on which the terms of the transaction are to be agreed upon, is a director of UTSB. In addition, TM holds an equity interest of 0.02% in Maxis. TM, KTB, RM and TPC do not have any equity interest in UTSB or in UTP.

KTB has a direct equity interest of 500,000 Shares representing 0.0204% of the share capital of Maxis held personally whilst RM and TPC each has a direct equity interest of 500,000 Shares representing 0.0204% of the share capital of Maxis held through nominees.

MSM is a Major Shareholder via his direct equity interest of 130,000 Shares representing 0.005% of the share capital of Maxis and deemed equity interest of 329,775,665 Shares representing 13.44% of the share capital of Maxis in which Harapan Nusantara has an interest by virtue of his interest over 250,000 shares of Harapan Nusantara representing 25% of the issued and paid-up share capital of Harapan Nusantara. Harapan Nusantara is deemed to have an interest in all of the Shares in which MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (the "Harapan Nusantara Subsidiaries") have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the Harapan Nusantara Subsidiaries.

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB hold their respective interests in the Company as trustees under discretionary trusts for Bumiputra objects. As such, MSM and Harapan Nusantara do not have any economic interest in those Shares held by the Harapan Nusantara Subsidiaries. MSM is also a director of UTP. MSM does not have any equity interest in UTP.

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2.5 Basis of Estimate

The abovementioned estimated transaction values are based on estimated prevailing prices, which are or will be formalised in agreements entered into by relevant members of the Maxis Group with the Transacting Parties and based on normal levels of transaction.

The estimated transaction values as set out in Section 2.4 of Part B of this Circular are based on the projected business volume for the estimated value of transactions from the date of EGM to the next AGM. The actual value of transactions may, however, vary from the estimated value disclosed in Section 2.4 of Part B of this Circular, in the light of any changes in the economic and competitive environment.

Nevertheless, if the Proposed Shareholders' Mandate is approved, disclosure will be made in accordance with the Listing Requirements in the Annual Report of the Company for the financial year which will end on 31 December 2003 of the aggregate value of transactions conducted pursuant to the Proposed Shareholders' Mandate as so approved during the financial year.

2.6 Benefits to the Maxis Group

The telecommunications related services disclosed in Section 2.4 of Part B of this Circular are to be provided by the relevant members of the Maxis Group in their ordinary course of business, and on the Maxis Group's normal commercial terms and on terms, which will be no more favourable to the Transacting Parties than those generally available to the public. These transactions are beneficial to the Maxis Group as they represent an additional source of income to the Maxis Group.

The services, which include the rental of assets and the promotional and marketing activities to be received by relevant members of the Maxis Group from the Transacting Parties, as set out in Section 2.4 of Part B of this Circular, are to be provided on terms, which will be no more favourable to the Transacting Parties than those generally available to the public. Further, the services to be received by the Maxis Group as set out in Section 2.4 of Part B of this Circular such as the access to WAP-STK platform and call handling services and the development of mobile payment services would enhance the services provided to its mobile subscribers and thereby contribute to the generation of revenue to the Maxis Group.

The Board of Directors of Maxis is of the view that these close working relationships and co-operation with the Transacting Parties will allow the Maxis Group to be more competitive in the provision of telecommunications services.

2.7 Review procedures for the Recurrent Transactions

Maxis has established the following procedures and guidelines and internal controls to ensure that Recurrent Transactions will be entered into on normal commercial terms and on terms, which will not be more favourable to the Transacting Parties than those generally available to third parties dealing at arm's length and will not be to the detriment of the Company's minority shareholders.

(i) To support and supplement the internal control systems, Maxis will adopt the following additional review and approval procedures for Recurrent Transactions which are within the Proposed Shareholders' Mandate:

   a) Individual Recurrent Transactions that fall below RM30 million each in value will be reviewed and approved in accordance with the Company's Limits of Authority Manual and a quarterly report will be produced to the Audit Committee for its reference; and

   b) Individual Recurrent Transactions exceeding RM30 million each in value will be reviewed and considered by the Audit Committee and thereafter, if the Audit Committee shall deem fit, recommend to the Board of Directors for approval.

(ii) All operating divisions and subsidiaries are required to review their existing information systems on an on-going basis to ensure that features are incorporated into the systems for capturing information on Recurrent Transactions at source.

(iii) Information on Related Parties and review procedures applicable to all Recurrent Transactions which involve the interest, direct or indirect, of such Related Parties have been disseminated to all companies within the Maxis Group and will continue to be disseminated from time to time. The Related Parties have been advised of their responsibilities and obligations under the Listing Requirements and of the Maxis Group's policies, guidelines and procedures for Recurrent Transactions;

(iv) Recurrent Transactions will only be undertaken by Maxis and its subsidiaries after Maxis or the relevant subsidiary has ascertained that the transaction prices, rentals, terms and conditions, quality of products/services will be comparable with those prevailing in the market and will meet industry standards. The transaction prices will be based on the prevailing market rates/prices of the service or product and will allow for the usual margin given to or given by any unrelated third parties or will otherwise accord with the normal commercial terms and applicable industry norms. The interests of minority shareholders will also be taken into account when entering into Recurrent Transactions to ensure that their rights and interests are upheld;

(v) All Recurrent Transactions to be entered into shall be on normal commercial terms and on terms that will be consistent with the Company's usual business practices and policies;

(vi) In the event that a member of the Audit Committee has an interest and/or deemed interest in any particular Recurrent Transaction, he or she shall declare his or her interest in the Recurrent Transaction and will have to refrain from any deliberation and also abstain from voting on the matter at the Audit Committee meeting in respect of that Recurrent Transaction;

(vii) Proper records shall be maintained to record all Recurrent Transactions entered or to be entered into pursuant to the Proposed Shareholders' Mandate to ensure accurate disclosure thereof. The aggregate value of the Recurrent Transactions transacted in accordance with the given mandate shall be disclosed in the Annual Report of the Company pursuant to Paragraph 10.09(1)(b) of the Listing Requirements. In accordance with the Listing Requirements, in making the disclosure of the aggregate value of Recurrent Transactions, a breakdown of the aggregate value of the Recurrent Transactions entered into during the financial year will be provided, based on the type of Recurrent Transactions entered into and the names of the Related Parties involved in each type of Recurrent Transactions entered into and their relationships with Maxis;

(viii) All Recurrent Transactions entered into pursuant to the Proposed Shareholders' Mandate shall be reviewed under the annual internal audit plan to ensure that all relevant shareholders' approvals have been obtained where necessary, and the review procedures in respect of such Recurrent Transactions are complied with;

(ix) The Audit Committee shall review the Internal Audit Reports on a quarterly basis to ascertain that the guidelines and the procedures established to monitor Recurrent Transactions are complied with;

(x) Periodical review of the relevant Recurrent Transactions and the existing procedures shall be carried out by the Audit Committee to ascertain that they have been complied with in accordance to the Proposed Shareholders' Mandate; and

(xi) If the Audit Committee is of the view that the abovementioned procedures are insufficient to ensure that Recurrent Transactions are undertaken on an arm's length basis and on normal commercial terms and on terms that are not more favourable to the Transacting Party than those normally available to the public during their periodic review of the procedures, the Audit Committee has the discretion to request for additional procedures to be imposed on all Recurrent Transactions.

It has been Maxis' policy to ensure that all of its transactions regardless of whether they are Recurrent Transactions or not, must comply with the Company's Contracting Procurement Manual ("CPM") and the Manual of Limits of Authority ("LOA"). The purpose for the CPM and LOA is to ensure that all transactions are carried out in the best interest of the Company.

The LOA sets out the levels of authority and guides internal management in their control over the Maxis Group's capital and operating expenditure. The purpose of the CPM is to ensure that competitive bidding principles and transparent procedures are observed in the procurement of goods and services.

Maxis' Business Code of Ethics lays down the policy that all of Maxis' Directors and employees must act in good faith and without any conflict of interest at all times and must act in the best interest of the companies within the Maxis Group.

2.8 Statement by Audit Committee

The Audit Committee periodically reviews the systems and procedures for compiling information on Recurrent Transactions mentioned in Section 2.4 above and, if necessary, may request internal audit to review these systems and procedures. The Audit Committee is of the view that the stipulated procedures are sufficient to ensure that the Recurrent Transactions will be entered into on normal commercial terms and on terms which will not be more favourable to the Transacting Parties than those generally available to third parties and will not be to the detriment of the Company's minority shareholders. All reviews by the Audit Committee will be reported to the Board of Directors of the Company for its further action.

2.9 Validity Period of the Proposed Shareholders' Mandate

The Proposed Shareholders' Mandate, if approved at the forthcoming EGM, shall take effect from the date of the passing of the ordinary resolution proposed at the EGM to approve the Proposed Shareholders' Mandate and is subject to annual renewal. In this respect, the authority conferred by the Proposed Shareholders' Mandate shall only continue to be in force until:

(i) the conclusion of the next AGM of Maxis following the forthcoming EGM at which the Proposed Shareholders' Mandate is approved, at which time it will lapse, unless by a resolution passed at such general meeting the authority is renewed; or

(ii) the expiration of the period within which the next AGM of the Company is required to be held pursuant to Section 143(1) of the Act (excluding however such extension as may be allowed pursuant to Section 143(2) of the Act); or

(iii) the Proposed Shareholders' Mandate is revoked or varied by resolution passed by the shareholders in a general meeting;

whichever is the earliest.

2.10 Disclosure of Recurrent Transactions

Disclosure will be made in the annual report of the Company of the aggregate value of Recurrent Transactions conducted pursuant to the Proposed Shareholders' Mandate during the financial year with a breakdown of the aggregate value of the Recurrent Transactions based on the type of transactions, the names of the Related Parties involved and their relationship with the Company.

Disclosure will be made in the annual report for each of the subsequent financial years during which the Proposed Shareholders' Mandate shall remain in force.

3. RATIONALE FOR THE PROPOSED SHAREHOLDERS' MANDATE

The Proposed Shareholders' Mandate will enable members of the Maxis Group to carry out Recurrent Transactions necessary for their day-to-day operations and will eliminate the need to frequently make announcements to the KLSE, convene separate general meetings and/or seek shareholders' approvals, from time to time as and when potential Recurrent Transactions which are within the Proposed Shareholders' Mandate shall arise. In this respect, the Proposed Shareholders' Mandate is intended to save administrative time and expenses which could be better utilised by the staff of the Maxis Group to pursue their corporate objectives and realise business opportunities, in a more timely and effective way.

4. FINANCIAL EFFECTS OF THE PROPOSED SHAREHOLDERS' MANDATE

The Proposed Shareholders' Mandate is not expected to have any effect on the issued and paid-up share capital and Major Shareholders' shareholdings in Maxis, and is not expected to have a material effect on the NTA, earnings and dividend of the Maxis Group.

5. CONDITION OF THE PROPOSED SHAREHOLDERS' MANDATE

The Proposed Shareholders' Mandate is subject to approval being obtained from Maxis' shareholders at the EGM to be convened.

6. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

For details on the direct and indirect shareholdings of the interested Directors of Maxis and Major Shareholders and Persons Connected to them, please refer to Appendix I.

All the information in relation to the equity interests both direct and indirect mentioned below of each Director of Maxis and Major Shareholder are extracted from the Register of Directors and Register of Substantial Shareholders of Maxis respectively as at 20 August 2003.

6.1 Directors and Persons Connected

Tunku Dato' Seri Mahmud bin Tunku Besar Burhanuddin ("TM") is deemed interested in the Proposed Shareholders' Mandate by virtue of his previous directorship (provided terms of certain Recurrent Transactions are agreed upon within 12 months from the date of his cessation as a director) and shareholding in Maxis and his directorship in UTSB.

Khoo Teng Bin ("KTB") is deemed interested in the Proposed Shareholders' Mandate by virtue of his directorship and shareholding in Maxis and his directorship in UTSB, MAIH and BSS as well as his shareholding interest in Tanjong.

Tan Poh Ching ("TPC") is deemed interested in the Proposed Shareholders' Mandate by virtue of his directorship and shareholding in Maxis and his directorship in UTSB, Tanjong, AAANL and MBNS as well as his shareholding interest in Tanjong.

Augustus Ralph Marshall ("RM") is deemed interested in the Proposed Shareholders' Mandate by virtue of his directorship and shareholding in Maxis and his directorship in UTSB, Tanjong, AAANL, MBNS, MGB, BSS and KLCCH as well as his shareholding interest in Tanjong.

In relation to the transactions with MBNS and its affiliate under the Proposed Shareholders' Mandate, KTB, RM, TPC and TM are not independent as they are directors of UTSB, which is in turn a major shareholder of Maxis and MBNS. Additionally, RM and TPC are Directors of MBNS.

Therefore, KTB, RM, TPC and TM have abstained and will abstain from all deliberations and voting in the Board meetings with respect to the Proposed Shareholders' Mandate in relation to transactions with MBNS and its affiliate.

In addition, KTB, RM, TPC and TM have also undertaken to abstain from voting in respect of their direct and indirect shareholdings in Maxis at the forthcoming EGM on the resolution with respect to the Proposed Shareholders' Mandate in relation to transactions with MBNS and its affiliate.

In relation to the transactions with Tanjong's affiliates under the Proposed Shareholders' Mandate, KTB, RM, TPC and TM are not independent as they are directors of UTSB, which is in turn a major shareholder of Maxis and Tanjong. Additionally, RM and TPC are Directors of Tanjong.

Therefore, KTB, RM, TPC and TM have abstained and will abstain from all deliberations and voting in the Board meetings with respect to the Proposed Shareholders' Mandate in relation to transactions with Tanjong's affiliates.

In addition, KTB, RM, TPC and TM have also undertaken to abstain from voting in respect of their direct and indirect shareholdings in Maxis at the forthcoming EGM on the resolution with respect to the Proposed Shareholders' Mandate in relation to transactions with Tanjong's affiliates.

In relation to the transactions with UTSB and its affiliates under the Proposed Shareholders' Mandate, KTB, RM, TPC and TM are not independent as they are directors of UTSB, which is in turn a Major Shareholder.

Therefore, KTB, RM, TPC and TM have abstained and will abstain from all deliberations and voting in the Board meetings with respect to the Proposed Shareholders' Mandate in relation to transactions with UTSB and its affiliates.

In addition, KTB, RM, TPC and TM have also undertaken to abstain from voting in respect of their direct and indirect shareholdings in Maxis at the forthcoming EGM on the resolution with respect to the Proposed Shareholders' Mandate in relation to transactions with UTSB and its affiliates.

UTSB, which is one of the Major Shareholders, is a related party with respect to transactions to be entered into with MBNS and its affiliate, UTSB and its affiliates and Tanjong's affiliates under the Proposed Shareholders' Mandate. Details of UTSB's shareholdings are explained in the notes of Section 2.4 of Part B of this Circular.

In relation to the transactions with BSS under the Proposed Shareholders' Mandate, THO, KTB and RM are not independent as THO, KTB and RM are directors of BSS. Additionally RM is a Director of MGB, which is a major shareholder of BSS. KTB is a Director of MAIH, which is the ultimate holding company of BSS. Details of MGB's and MAIH's shareholdings are explained in Section 2.4 of Part B of this Circular.

Therefore, THO, KTB and RM have abstained and will abstain from all deliberations and voting in the Board meetings with respect to the Proposed Shareholders' Mandate relating to transactions to be entered into with BSS.

In addition, THO, KTB and RM have also undertaken to abstain from voting in respect of their direct and indirect shareholdings in Maxis at the forthcoming EGM on the resolution with respect to the Proposed Shareholders' Mandate in relation to transactions with BSS.

Dato' Jamaludin bin Ibrahim ("DJI") is deemed interested in the Proposed Shareholders' Mandate by virtue of his directorship in Maxis and his directorship in HeiTech Padu Berhad. DJI has direct equity interests of 0.0143% and 0.0125% in Maxis and HeiTech Padu Berhad respectively.

DJI, being an interested Director of Maxis, has abstained and will abstain from all deliberations and voting at the Board meetings on the Proposed Shareholders' Mandate relating to transactions to be entered into with HeiTech Padu Berhad.

THO is deemed interested in the Proposed Shareholders' Mandate by virtue of his directorship and major shareholding in Maxis and his directorships in BSS, Genting Berhad, RW, AmFinance Berhad and AMMB Holdings Berhad. THO has direct and indirect equity interests of 0.0408% and 13.52% in Maxis respectively. THO has equity interests of 0.00003% and 0.0001% in Genting Berhad and RW respectively. THO is a major shareholder of AAANL having a deemed equity interest over

177,446,535 shares in AAANL representing 14.97% of the share capital of AAANL in which HTSB has an interest by virtue of his interest over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital of HTSB. THO does not have any equity interest in BSS, AmFinance Berhad and AMMB Holdings Berhad.

In addition, THO, being an interested Director of Maxis and Major Shareholder, has abstained and will abstain from all deliberations and voting in the Board meetings on the Proposed Shareholders' Mandate relating to transactions to be entered into with MBNS and its affiliate, BSS, Oakwood Sdn Bhd, Genting Property Management Sdn Bhd, Resorts World Berhad, Genting Highlands Berhad, Genting Golf Course Bhd, AmFinance Berhad, Arab Malaysian Property Trust Management Bhd and MBf Property Holdings Sdn Bhd.

As mentioned above, DJI and THO being interested Directors of Maxis have also undertaken to abstain from voting in respect of their direct and/or indirect shareholdings at the forthcoming EGM in respect of those resolutions of the Proposed Shareholders' Mandate which relate to transactions in which they have an interest as stated in Section 7 below.

All of the above interested Directors of Maxis, have undertaken to ensure that Persons Connected to them will abstain from voting in respect of their direct and/or indirect shareholdings at the forthcoming EGM on those resolutions in relation to the Proposed Shareholders' Mandate which relate to transactions in which they have an interest as stated in Section 7 below.

In addition to members of the families of interested Directors' of Maxis who will abstain from voting, other Persons Connected to such interested Directors as stated in Section 7 below will also abstain from voting in respect of their direct and/or indirect shareholdings at the forthcoming EGM on those resolutions of the Proposed Shareholders' Mandate which relate to transactions in which they have an interest.

6.2 Major Shareholders and Persons Connected

UTSB, PSIL, Excorp and PanOcean are Major Shareholders with each having a deemed equity interest of 22.51% in Maxis whereas TAK, a Major Shareholder, has a deemed equity interest of 31.80% in Maxis.

UTSB is deemed to have an interest in all of the Shares in which UTESB has an interest by virtue of UTSB being entitled to exercise 100% of the votes attached to the voting shares in UTESB. UTESB in turn is deemed to have an interest in Maxis by virtue of its 100% equity interest in Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd respectively, which are holding companies of Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively, "UT Subsidiaries"). The UT Subsidiaries hold in aggregate a 22.51% equity interest in Maxis.

PSIL is deemed to have an interest in Maxis by virtue of PSIL being entitled to exercise 99.999% of the votes attached to the voting shares in UTSB. Excorp, a wholly-owned subsidiary of PanOcean, has a 100% direct controlling interest in PSIL, which in turn has a 99.999% direct controlling interest in UTSB. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes.

Although, PanOcean is deemed to have an interest in the Shares through Excorp, it does not have any economic or beneficial interest in the Shares as such interest is held subject to the terms of the discretionary trust.

Although TAK is deemed to have an interest in the Shares by virtue of his 99.9% direct equity interests in both MAI Sdn Berhad and MAIH and his deemed equity interest of 99.9% in UTSB, he does not have any economic or beneficial interest therein, since such interest is held subject to the terms of the discretionary trust referred to in the preceding paragraph.

THO is deemed interested in the Proposed Shareholders Mandate by virtue of his major shareholding in both Maxis and AAANL as was detailed in Section 6.1 above.

MAI Sdn Berhad is the immediate holding company of Terang Equity Sdn Bhd ("Terang Equity") by virtue of its 100% direct equity interest in Terang Equity, which in turn has a 100% direct equity interest in Wangi Terang Sdn Bhd ("Wangi Terang"). Wangi Terang holds a direct equity interest of 2.46% in Maxis. MAIH, a Major Shareholder is the immediate holding company of Pacific Fortune Sdn Bhd ("PFSB") by virtue of its 100% direct equity interest in PFSB, which in turn has a direct equity interests of 100% each in Ria Utama Sdn Bhd ("RUSB") and Tetap Emas Sdn Bhd ("TESB") which in turn hold in aggregate a 6.82% equity interest in Maxis.

Dato' Haji Badri bin Haji Masri ("Dato' Badri"), Hj. Affendi bin Tun Hj. Mohd Fuad Stephens ("AF") and Mohamad Shahrin bin Merican ("MSM") are Major Shareholders by virtue of of their respective interests over 250,000 shares each of Harapan Nusantara, each representing 25% of the issued and paid-up share capital of Harapan Nusantara. Harapan Nusantara is deemed to have an interest in all of the Shares in which Mujur Anggun Sdn. Bhd. ("MASB"), Cabaran Mujur Sdn. Bhd ("CMSB"), Anak Samudra Sdn. Bhd. ("ASSB"), Dumai Maju Sdn. Bhd. ("DMSB"), Nusantara Makmur Sdn. Bhd. ("NMSB"), Usaha Kenanga Sdn. Bhd. ("UKSB") and Tegas Sari Sdn. Bhd. ("TSSB") (the "Harapan Nusantara Subsidiaries") have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the Harapan Nusantara Subsidiaries.

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB hold their respective interests in the Company as trustees under discretionary trusts for Bumiputra objects. As such, Dato' Badri, AF, MSM and Harapan Nusantara do not have any economic interest in those Shares held by the Harapan Nusantara Subsidiaries.

MSM and AF also have a direct equity interest of 130,000 and 19,000 Shares representing 0.005% and 0.001% of the share capital of Maxis respectively. In addition, AF holds 38,000 options over unissued ordinary shares in Maxis pursuant to the Maxis Employee Share Option Scheme.

Accordingly, interested Major Shareholders viz UTSB, UTESB, PSIL, Excorp, PanOcean, TAK, MAIH, PFSB, THO, Dato' Badri, AF and MSM will abstain from voting in respect of their direct and/or indirect and/or deemed shareholdings at the forthcoming EGM on the resolutions of the Proposed Shareholders' Mandate in which they have an interest as stated in Section 7 below.

In addition, the above interested Major Shareholders have undertaken to ensure that Persons Connected to them will abstain from voting in respect of their direct and/or indirect shareholdings at the forthcoming EGM on those resolutions in relation to the Proposed Shareholders' Mandate which relate to transactions in which they have an interest as stated in Section 7 below.

Accordingly, Persons Connected to such interested Directors as stated in Section 7 below will abstain from voting in respect of their direct and/or indirect and/or deemed shareholdings at the forthcoming EGM on those resolutions of the Proposed Shareholders' Mandate which relate to transactions in which they have an interest.

Save as disclosed above, none of the Directors of Maxis and/or Major Shareholders and/or Persons Connected to them have any interest, direct or indirect, in the Proposed Shareholders' Mandate.

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7. ABSTENTION FROM VOTING

Each Director of Maxis who is interested in any of the Recurrent Transactions has abstained and will continue to abstain from all Board deliberations and voting in relation to the Proposed Shareholders' Mandate concerning those Recurrent Transactions in which he is interested. The interested Directors of Maxis and Major Shareholders and Persons Connected to them, will abstain from voting in respect of their direct and indirect shareholdings on those ordinary resolutions relating to the Proposed Shareholders' Mandate, which relate to Recurrent Transactions with those of Transacting Parties which are set out against their respective names in the table below:

	Transacting Parties	Interested Director	Interested Major Shareholders	Persons Connected #
1.	MBNS and its affiliate	• Tun Haji Mohammed Hanif bin Omar ("THO") • Tunku Dato' Seri Mahmud bin Tunku Besar Burhanuddin ("TM") • Khoo Teng Bin ("KTB") • Augustus Ralph Marshall ("RM") • Tan Poh Ching ("TPC")	• UTSB • PSIL • Excorp • PanOcean • TAK • THO • Dato' Haji Badri bin Haji Masri ("Dato Badri") • Hj Affendi bin Tun Haji Mohd Fuad Stephens ("AF") • Mohamad Shahrin bin Merican ("MSM")	• Harapan Nusantara Sdn Bhd • Usaha Kenanga Sdn Bhd • Anak Samudra Sdn Bhd • Dumai Maju Sdn Bhd • Nusantara Makmur Sdn Bhd • Cabaran Mujur Sdn Bhd • Mujur Anggun Sdn Bhd • Tegas Sari Sdn Bhd • MAIH • Pacific Fortune Sdn Bhd • Ria Utama Sdn Bhd • Tetap Emas Sdn Bhd • Wangi Terang Sdn Bhd • Wilayah Resources Sdn Bhd • Tegas Puri Sdn Bhd • Besitang Barat Sdn Bhd • Besitang Selatan Sdn Bhd • Wilayah Bintang Sdn Bhd • Tegas Mahsuri Sdn Bhd • Besitang (M) Sdn Bhd • Besitang Utara Sdn Bhd • MAI Sdn Berhad • Angsana Kukuh Sdn Bhd • Desa Bidara Sdn Bhd • Indomurni Sdn Bhd • Beduk Selatan Sdn Bhd • Badai Maju Sdn Bhd • Badai Jaya Sdn Bhd • Terang Equity Sdn Bhd • Tenaga Tegap Sdn Bhd • Bagan Budiman Sdn Bhd • Samudra Capital Sdn Bhd • Alam Nakhoda Sdn Bhd • Nusantara Saga Sdn Bhd • Nusantara Tegas Sdn Bhd • Citra Cekal Sdn Bhd • UTESB

	Transacting Parties	Interested Director	Interested Major Shareholders	Persons Connected #
2.	UTSB and its affiliates (i) SRGAP (ii) UTP	• TM • KTB • RM • TPC	• UTSB • PSIL • Excorp • PanOcean • TAK • MSM	• Harapan Nusantara Sdn Bhd • Usaha Kenanga Sdn Bhd • Anak Samudra Sdn Bhd • Dumai Maju Sdn Bhd • Nusantara Makmur Sdn Bhd • Cabaran Mujur Sdn Bhd • Mujur Anggun Sdn Bhd • Tegas Sari Sdn Bhd • MAIH • Pacific Fortune Sdn Bhd • Ria Utama Sdn Bhd • Tetap Emas Sdn Bhd • Wangi Terang Sdn Bhd • Wilayah Resources Sdn Bhd • Tegas Puri Sdn Bhd • Besitang Barat Sdn Bhd • Besitang Selatan Sdn Bhd • Wilayah Bintang Sdn Bhd • Tegas Mahsuri Sdn Bhd • Besitang (M) Sdn Bhd • Besitang Utara Sdn Bhd • MAI Sdn Berhad • Angsana Kukuh Sdn Bhd • Desa Bidara Sdn Bhd • Indomurni Sdn Bhd • Beduk Selatan Sdn Bhd • Badai Maju Sdn Bhd • Badai Jaya Sdn Bhd • Terang Equity Sdn Bhd • Tenaga Tegap Sdn Bhd • Bagan Budiman Sdn Bhd • Samudra Capital Sdn Bhd • Alam Nakhoda Sdn Bhd • Nusantara Saga Sdn Bhd • Nusantara Tegas Sdn Bhd • Citra Cekal Sdn Bhd • UTESB

	Transacting Parties	Interested Director	Interested Major Shareholders	Persons Connected #
3.	BSS	• THO • KTB • RM	• TAK • MAIH • THO	• Harapan Nusantara Sdn Bhd • Usaha Kenanga Sdn Bhd • Anak Samudra Sdn Bhd • Dumai Maju Sdn Bhd • Nusantara Makmur Sdn Bhd • Cabaran Mujur Sdn Bhd • Mujur Anggun Sdn Bhd • Tegas Sari Sdn Bhd • Pacific Fortune Sdn Bhd • Ria Utama Sdn Bhd • Tetap Emas Sdn Bhd • Wangi Terang Sdn Bhd • MAI Sdn Berhad • Angsana Kukuh Sdn Bhd • Desa Bidara Sdn Bhd • Indomurni Sdn Bhd • Beduk Selatan Sdn Bhd • Badai Maju Sdn Bhd • Badai Jaya Sdn Bhd • Terang Equity Sdn Bhd • Tenaga Tegap Sdn Bhd • Bagan Budiman Sdn Bhd • Samudra Capital Sdn Bhd • Alam Nakhoda Sdn Bhd • Nusantara Saga Sdn Bhd • Nusantara Tegas Sdn Bhd • Citra Cekal Sdn Bhd
4.	Tanjong's affiliates	• TM • KTB • RM • TPC	• UTSB • PSIL • Excorp • PanOcean • TAK • AF	• MAIH • Pacific Fortune Sdn Bhd • Ria Utama Sdn Bhd • Tetap Emas Sdn Bhd • MAI Sdn Berhad • Terang Equity Sdn Bhd • Wangi Terang Sdn Bhd • Wilayah Resources Sdn Bhd • Tegas Puri Sdn Bhd • Besitang Barat Sdn Bhd • Besitang Selatan Sdn Bhd • Wilayah Bintang Sdn Bhd • Tegas Mahsuri Sdn Bhd • Besitang (M) Sdn Bhd • Besitang Utara Sdn Bhd • UTESB

	Transacting Parties	Interested Director	Interested Major Shareholders	Persons Connected #
5.	KLCCH and its affiliate	RM	TAK	• UTSB • PSIL • Excorp • PanOcean • MAIH • Pacific Fortune Sdn Bhd • Ria Utama Sdn Bhd • Tetap Emas Sdn Bhd • Wilayah Resources Sdn Bhd • Tegas Puri Sdn Bhd • Besitang Barat Sdn Bhd • Besitang Selatan Sdn Bhd • Wilayah Bintang Sdn Bhd • Tegas Mahsuri Sdn Bhd • Besitang (M) Sdn Bhd • Besitang Utara Sdn Bhd • UTESB • MAI Sdn Berhad • Terang Equity Sdn Bhd • Wangi Terang Sdn Bhd
6.	(a) Oakwood Sdn Bhd (b) Arab Malaysian Property Trust Management Bhd (c) MBf Property Holdings Sdn Bhd (d) AmFinance Bhd (e) RW and its affiliates (f) Genting Property Management Sdn Bhd	THO	THO	• Harapan Nusantara Sdn Bhd • Usaha Kenanga Sdn Bhd • Anak Samudra Sdn Bhd • Dumai Maju Sdn Bhd • Nusantara Makmur Sdn Bhd • Cabaran Mujur Sdn Bhd • Mujur Anggun Sdn Bhd • Tegas Sari Sdn Bhd • Angsana Kukuh Sdn Bhd • Desa Bidara Sdn Bhd • Indomumi Sdn Bhd • Beduk Selatan Sdn Bhd • Badai Maju Sdn Bhd • Tenaga Tegap Sdn Bhd • Bagan Budiman Sdn Bhd • Samudra Capital Sdn Bhd • Alam Nakhoda Sdn Bhd • Nusantara Saga Sdn Bhd • Nusantara Tegas Sdn Bhd • Citra Cekal Sdn Bhd
7.	HeiTech Padu Berhad	Dato' Jamaludin bin Ibrahim	-	-

Notes :

\# The list may not be exhaustive, However as explained under Sections 6.1 and 6.2, the interested Directors and interested Major Shareholders have undertaken to ensure that Persons Connected to them will abstain from all deliberations and voting at the forthcoming EGM on the resolutions of the Proposed Shareholders' Mandate in which they have an interest.

8. DIRECTORS' RECOMMENDATION

Having considered all aspects of the Proposed Shareholders' Mandate, the Board (save for Tun Haji Mohammed Hanif bin Omar, Khoo Teng Bin, Augustus Ralph Marshall, Tan Poh Ching and Dato' Jamaludin bin Ibrahim who are interested in the Proposed Shareholders' Mandate as identified in Sections 6 and 7 above and hence express no opinion thereon) is of the opinion that the Proposed Shareholders' Mandate is in the best interest of the Company.

Accordingly, the Directors (save for Tun Haji Mohammed Hanif bin Omar, Khoo Teng Bin, Augustus Ralph Marshall, Tan Poh Ching and Dato' Jamaludin bin Ibrahim) recommend that you vote in favour of the ordinary resolutions pertaining to the Proposed Shareholders' Mandate to be tabled at the forthcoming EGM.

9. EGM

An EGM, the notice of which is enclosed together with this Circular, will be held at Sapphire Room, Level 1, Mandarin Oriental Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia on Monday, 29 September 2003 at 10.00 a.m., for the purpose of considering and, if thought fit, passing the ordinary resolutions to give effect to the Proposed Shareholders' Mandate.

If you are unable to attend and vote in person at the EGM, you may complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event so as to arrive at the registered office of Maxis at Level 18, Menara Maxis, Kuala Lumpur City Centre, off Jalan Ampang, 50088 Kuala Lumpur, not less than 48 hours before the time fixed for the meeting. The lodging of the form of proxy does not preclude you from attending and voting in person should you subsequently decide to do so.

10. FURTHER INFORMATION

Shareholders are requested to refer to the attached appendices for further information.

Yours faithfully,
for and on behalf of the Board of Directors of
MAXIS COMMUNICATIONS BERHAD

Dato' Seri Syed Anwar Jamalullail
Independent Director

(a) Information on the interested Directors

The Directors of Maxis who are interested in the Proposed MBNS Option and Proposed Shareholders' Mandate and their respective shareholdings in Maxis as at 20 August 2003 based on the Company's Register of Directors' Shareholdings are as set out below:

Interested Director	Direct		Indirect	
	No. of Shares	%	No. of Shares	%
Tun Haji Mohammed Hanif bin Omar	1,000,000[1]	0.0408	331,775,665 [2]	13.5231
Khoo Teng Bin	500,000	0.0204	-	-
Augustus Ralph Marshall	500,000	0.0204 [1]	-	-
Tan Poh Ching	500,000	0.0204 [3]	-	-
Dato' Jamaludin bin Ibrahim	350,000	0.0143 [3,4]	-	-

Notes:

(1) Held through a nominee, namely, Bumiputra-Commerce Nominees (Tempatan) Sdn Bhd.

(2) Deemed to have an interest in 329,775,665 Shares in Maxis representing 13.44% of the share capital of Maxis in which Harapan Nusantara Sdn. Bhd. ("Harapan Nusantara") has an interest by virtue of his interest over 250,000 shares of Harapan Nusantara representing 25% of the issued and paid-up share capital of Harapan Nusantara. Harapan Nusantara is deemed to have an interest in all of the Shares in which Mujur Anggun Sdn. Bhd. ("MASB"), Cabaran Mujur Sdn. Bhd ("CMSB"), Anak Samudra Sdn. Bhd. ("ASSB"), Dumai Maju Sdn. Bhd. ("DMSB"), Nusantara Makmur Sdn. Bhd. ("NMSB"), Usaha Kenanga Sdn. Bhd. ("UKSB") and Tegas Sari Sdn. Bhd. ("TSSB") (the "Harapan Nusantara Subsidiaries") have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of 100% the votes attached to the voting shares in each of the Harapan Nusantara Subsidiaries.

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB hold their respective interests in the Company as trustees under discretionary trusts for Bumiputra objects. As such, Tun Haji Mohammed Hanif bin Omar ("THO") and Harapan Nusantara do not have any economic interest in those Shares held by the Harapan Nusantara Subsidiaries. THO is also deemed to have an interest over the remaining 2,000,000 Shares of Maxis held through Dian Tiara Sdn Bhd ("DTSB") by virtue of his direct equity interest of 99% in DTSB.

(3) Held through a nominee, namely RHB Capital Nominees (Tempatan) Sdn. Bhd.

(4) Also holds 2,661,578 options over unissued ordinary shares in Maxis pursuant to the Maxis Employee Share Option Scheme.

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(b) Information on the interested Major Shareholders

The Major Shareholders who are deemed interested in the Proposed MBNS Option and Proposed Shareholders' Mandate and their respective shareholdings in Maxis as at 20 August 2003 based on the Company's Register of Substantial Shareholders are as set out below:

Interested Major Shareholder	Direct		Indirect	
	No. of Shares	%	No. of Shares	%
UTESB	-	-	552,346,060 [1]	22.51
UTSB	-	-	552,346,060 [2]	22.51
PSIL	-	-	552,346,060 [3]	22.51
Excorp	-	-	552,346,060 [5]	22.51
PanOcean	-	-	552,346,060 [5]	22.51
Pacific Fortune Sdn Bhd	-	-	167,378,718 [7]	6.82
MAIH	-	-	167,378,718 [8]	6.82
Ananda Krishnan Tatparanandam ("TAK")	-	-	780,137,803 [4&5]	31.80
THO	1,000,000	0.0408	331,775,665 [9&10]	13.52
Dato' Haji Badri bin Haji Masri ("Dato Badri")	-	-	329,775,665 [6]	13.44
Hj Affendi bin Tun Haji Mohd Fuad Stephens ("AF")	19,000 [11]	0.001	329,775,665 [6]	13.44
Mohamad Shahrin bin Merican ("MSM")	130,000	0.0053	329,775,665 [6]	13.44

Notes:

(1) UTESB's deemed interest arises by virtue of its interests in Wilayah Bintang Sdn. Bhd., Tegas Mahsuri Sdn. Bhd., Besitang (M) Sdn. Bhd. and Besitang Utara Sdn. Bhd. which are the holding companies of Wilayah Resources Sdn. Bhd., Tegas Puri Sdn. Bhd., Besitang Barat Sdn. Bhd. and Besitang Selatan Sdn. Bhd. (collectively, "UT Subsidiaries"). The UT Subsidiaries hold in aggregate a 22.51% equity interest in Maxis.

UTESB is deemed to have an interest in all of the Shares in which the UT Subsidiaries have an interest by virtue of UTESB being entitled to control the exercise of 100% of the votes attached to the voting shares of the UT Subsidiaries.

(2) UTSB is deemed to have an interest in all of the Shares in which UTESB has an interest by virtue of UTSB being entitled to exercise of 100% of the votes attached to the voting shares of UTESB. See Note (1) above.

(3) PSIL is deemed to have an interest in all of the Shares in which UTSB has an interest, by virtue of PSIL being entitled to exercise 99.999% of the votes attached to the voting shares of UTSB. See Note (2) above.

(4) Deemed interest by virtue of his interest in:

(i) MAI Sdn Berhad, the immediate holding company of Terang Equity Sdn. Bhd. which in turn has a direct interest of 100% in Wangi Terang Sdn. Bhd; and
(ii) MAIH, the immediate holding company of Pacific Fortune Sdn Bhd ("PFSB") which in turn has a direct interest of 100% each in Ria Utama Sdn Bhd ("RUSB") and Tetap Emas Sdn Bhd ("TESB") respectively. See Note (7) below.

(5) The entire issued and paid-up share capital of PSIL comprising 30,000 shares of GBP1.00 each are held by Excorp. The entire issued and paid-up share capital of 6000 shares of USD1.00 each in Excorp are in turn held by PanOcean. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes. Although PanOcean is deemed to have an interest in the Shares, it does not have any economic or beneficial interest in the Shares as such interest is held subject to the terms of the discretionary trust. Although TAK is deemed to have an interest in the Shares, he does not have any economic or beneficial interest in the shares as such interest is held subject to the terms of the discretionary trust.

(6) Deemed to have an interest in 329,775,665 Shares in which Harapan Nusantara Sdn. Bhd. ("Harapan Nusantara") has an interest by virtue of his 25% equity interest in Harapan Nusantara. Harapan Nusantara is deemed to have an interest in all of the Shares in which Mujur Anggun Sdn. Bhd. ("MASB"), Cabaran Mujur Sdn. Bhd ("CMSB"), Anak Samudra Sdn. Bhd. ("ASSB"), Dumai Maju Sdn. Bhd. ("DMSB"), Nusantara Makmur Sdn. Bhd. ("NMSB"), Usaha Kenanga Sdn. Bhd. ("UKSB") and Tegas Sari Sdn. Bhd. ("TSSB") (the "Harapan Nusantara Subsidiaries") have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the Harapan Nusantara Subsidiaries. MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB hold their respective interests in the Company as trustees under discretionary trusts for Bumiputera objects. As such, he and Harapan Nusantara do not have any economic interest in these Shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputra objects.

(7) PFSB's deemed interest arises by virtue of its direct interest of 1,339,288 and 803,574 ordinary shares of RM1.00 each representing 100% each in RUSB and TESB respectively (collectively, "PFSB Subsidiaries"). The PFSB Subsidiaries hold in aggregate 6.82% direct equity interest in Maxis.

PFSB is deemed to have an interest in all of the Shares in which the PFSB Subsidiaries have an interest, by virtue of PFSB's direct interests in the PFSB Subsidiaries.

(8) MAIH is deemed to have an interest in all of the Shares in which PFSB has an interest, by virtue of MAIH's direct interest of 100% in PFSB. See Note (7) above.

(9) Deemed to have an interest in the Shares in which Harapan Nusantara has an interest by virtue of his 25% interest in Harapan Nusantara. See Note (6) above. However, he does not have any economic interest in these Shares as such interest is held subject to the terms of the discretionary trusts for Bumiputra objects as referred to in Note (6) above.

(10) Deemed to have an interest over the remaining 2,000,000 Shares held through Dian Tiara Sdn Bhd ("DTSB") by virtue of his interest of 99% in DTSB.

(11) Also holds 38,000 options over unissued ordinary shares in Maxis pursuant to the Maxis Employee Share Option Scheme.

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(c) Information on Persons Connected to the interested Directors and certain Interested Major Shareholders

The Persons Connected to the interested Directors of Maxis, Dato Badri, AF and MSM and their respective shareholdings in Maxis as at 20 August 2003 are as set out below:

Persons Connected to the interested Directors	Direct		Indirect	
	No. of Shares	%	No. of Shares	%
Cabaran Mujur Sdn Bhd	61,665,722	2.51	-	-
Mujur Anggun Sdn Bhd	50,214,543	2.05	61,665,722 [1]	2.51
Tenaga Tegap Sdn Bhd	-	-	111,880,265 [2]	4.56
Desa Bidara Sdn Bhd	-	-	111,880,265 [3]	4.56
Angsana Kukuh Sdn Bhd	-	-	111,880,265 [4]	4.56
Beduk Selatan Sdn Bhd	-	-	111,880,265 [3]	4.56
Indomurni Sdn Bhd	-	-	111,880,265 [5]	4.56
Badai Jaya Sdn Bhd	-	-	111,880,265 [3]	4.56
Badai Maju Sdn Bhd	-	-	111,880,265 [6]	4.56
Anak Samudra Sdn Bhd	43,689,359	1.78	-	-
Dumai Maju Sdn Bhd	43,689,359	1.78	-	-
Samudra Capital Sdn Bhd	-	-	43,689,359 [7]	1.78
Alam Nakhoda Sdn Bhd	-	-	43,689,359 [8]	1.78
Bagan Budiman Sdn Bhd	-	-	87,378,718 [9]	3.56
Nusantara Makmur Sdn Bhd	74,514,359	3.04	-	-
Nusantara Saga Sdn Bhd	-	-	74,514,359 [10]	3.04
Tegas Sari Sdn Bhd	35,148,789	1.43	-	-
Citra Cekal Sdn Bhd	-	-	35,148,789 [11]	1.43
Usaha Kenanga Sdn Bhd	20,853,534	0.85	35,148,789 [12]	1.43
Nusantara Tegas Sdn Bhd	-	-	56,002,323 [13]	2.28
Harapan Nusantara	-	-	329,775,665 [14]	13.44

Notes:

(1) Deemed interest by virtue of its direct interest in Cabaran Mujur Sdn Bhd ("CMSB").

(2) Deemed interest by virtue of its interest in Mujur Anggun Sdn Bhd ("MASB"), the immediate holding company of CMSB.

(3) Deemed interest by virtue of its interest in Tenaga Tegap Sdn Bhd ("TTSB"), which in turn has a direct interest in MASB. See Note (2) above.

(4) Deemed interest by virtue of its interest in Desa Bidara Sdn Bhd, which in turn has a direct interest in TTSB. See Note (3) above.

(5) Deemed interest by virtue of its interest in Beduk Selatan Sdn Bhd, which in turn has a direct interest in TTSB. See Note (3) above.

(6) Deemed interest by virtue of its interest in Badai Jaya Sdn Bhd, which in turn has a direct interest in TTSB. See Note (3) above.

(7) Deemed interest by virtue of its direct interest in Anak Samudra Sdn Bhd ("ASSB").

(8) Deemed interest by virtue of its direct interest in Dumai Maju Sdn Bhd ("DMSB").

(9) Deemed interest by virtue of its interests in Samudra Capital Sdn Bhd and Alam Nakhoda Sdn Bhd, which are the immediate holding companies of ASSB and DMSB respectively.

(10) Deemed interest by virtue of its direct interest in Nusantara Makmur Sdn Bhd ("NMSB").

(11) Deemed interest by virtue of its direct interest in Tegas Sari Sdn Bhd ("TSSB").

(12) Deemed interest by virtue of its interest in Citra Cekal Sdn Bhd ("CCSB"), the immediate holding company of TSSB.

(13) Deemed interest by virtue of its interest in Usaha Kenanga Sdn Bhd ("UKSB"), which in turn has a direct interest in CCSB. See Note (12) above.

(14) Harapan Nusantara is deemed to have an interest in all of the Shares in which MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (the "Harapan Nusantara Subsidiaries") have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the Harapan Nusantara Subsidiaries. MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputra objects. As such, Harapan Nusantara does not have any economic interest in these Shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputra objects.

(d) Information on Persons Connected to the interested Major Shareholders

The Persons Connected to the interested Major Shareholders and their respective shareholdings in Maxis as at 20 August 2003 are as set out below:

Persons Connected to the interested Major Shareholders	Direct		Indirect	
	No. of Shares	%	No. of Shares	%
TESB	83,689,359	3.41	-	-
RUSB	83,689,359	3.41	-	-
PFSB	-	-	167,378,718 [1]	6.82
MAIH	-	-	167,378,718 [2]	6.82
Wangi Terang Sdn Bhd	60,413,025	2.46	-	-
Terang Equity Sdn Bhd	-	-	60,413,025 [3]	2.46
MAI Sdn Berhad	-	-	60,413,025 [4]	2.46
Wilayah Resources Sdn Bhd	133,901,584	5.46	-	-
Tegas Puri Sdn Bhd	167,378,718	6.82	-	-
Besitang Barat Sdn Bhd	133,901,583	5.46	-	-
Besitang Selatan Sdn Bhd	117,164,175	4.78	-	-
Wilayah Bintang Sdn Bhd	-	-	133,901,584 [5]	5.46
Tegas Mahsuri Sdn Bhd	-	-	167,378,718 [6]	6.82
Besitang (M) Sdn Bhd	-	-	133,901,583 [7]	5.46
Besitang Utara Sdn Bhd	-	-	117,164,175 [8]	4.78

Notes:

(1) PFSB's deemed interest arises by virtue of its direct interest of 100% each in RUSB and TESB respectively (collectively, "PFSB Subsidiaries"). The PFSB Subsidiaries hold in aggregate a 6.82% direct equity interest in Maxis.

PFSB is deemed to have an interest in all of the Shares in which the PFSB Subsidiaries have an interest, by virtue of PFSB's direct interests in the PFSB Subsidiaries.

(2) MAIH is deemed to have an interest in all of the Shares in which PFSB has an interest, by virtue of MAIH's direct interest in PFSB. See Note (1) above.

(3) Deemed interest by virtue of its direct interest in Wangi Terang Sdn Bhd

(4) Deemed interest by virtue of its interest in Terang Equity Sdn Bhd which in turn has a direct interest in Wangi Terang Sdn Bhd

(5) Deemed interest by virtue of its direct interest in Wilayah Resources Sdn Bhd

(6) Deemed interest by virtue of its direct interest in Tegas Puri Sdn Bhd

(7) Deemed interest by virtue of its direct interest in Besitang Barat Sdn Bhd

(8) Deemed interest by virtue of its direct interest in Besitang Selatan Sdn Bhd

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1. HISTORY AND BUSINESS

AWT was incorporated in Malaysia under the Companies Act, 1965 as a private limited company on 21 June 2000.

The principal activity of AWT is to provide wireless multimedia services. However, as at the date of this Circular, AWT has not commenced its operations.

2. SHARE CAPITAL AND MOVEMENTS IN SHARE CAPITAL

The authorised and issued and paid-up share capital of AWT as at 20 August 2003 are as follows:

	No. of shares	Par Value (RM)	Total (RM)
Authorised			
Ordinary shares	100,000	1.00	100,000
Issued and fully paid-up			
Ordinary shares	2	1.00	2

Details of the changes in the issued and paid-up share capital of AWT since the date of incorporation are as follows:

Date of allotment	Total no. of ordinary shares allotted	Nominal value (RM)	Consideration	Total (RM)
21.06.2000	2	1.00	Cash	2

3. MAJOR SHAREHOLDER

AWT has been a wholly-owned subsidiary of Maxis since 15 May 2002.

4. BOARD OF DIRECTORS

The Directors of AWT are as follows:

	Direct Interest		Indirect Interest		
Name of Director	No. of shares	%	No. of shares	%	Nationality
Y.Bhg. Dato' Jamaludin Ibrahim	-	-	-	-	Malaysian
James Edward Alexander Brodie	-	-	-	-	British
Meharani a/p Ramasamy	-	-	-	-	Malaysian

5. SUBSIDIARY AND ASSOCIATED COMPANY

UMTS has been a wholly-owned subsidiary of AWT since 15 May 2002.

Name	Date and place of incorporation	Issued and paid-up share capital	Principal activities
UMTS	17 July 2000, Malaysia	2,500,002	Wireless Multimedia Services

AWT does not have any associated companies.

6. PROFIT AND DIVIDEND RECORD

A summary of the profit and dividend record of AWT for the financial period from 21 June 2000 to 30 June 2001, the financial year ended 31 December 2002 and the 6-month financial period from 1 January 2003 to 30 June 2003 is as follows:

	← Audited	→	Unaudited
Financial period/year ended	Period from 21 June 2000 (date of incorporation) to 30 June 2001	Period from 1 July 2001 to 31 December 2002	6-month period from 1 January 2003 to 30 June 2003
Turnover (RM)	-	-	-
Exceptional items	-	-	-
Loss before tax (RM)	1,848	1,455	745
Taxation (RM)	-	-	-
Loss after tax (RM)	1,848	1,455	745
Extraordinary items (RM)	-	-	-
No. of ordinary shares in issue	2	2	2
NTL (RM)	1,846	3,301	4,046
NTL per share (RM)	923	1,650	2,023
Net loss per share (RM)	924	728	373
Gearing (Interest bearing debts / Shareholders' Funds) (times)	-	-	-
Current Ratio (times)	-	-	-
Dividend	-	-	-
Tax exempt dividend (%)	-	-	-
Gross dividend (%)	-	-	-

Notes:

The financial year-end of AWT was changed from 30 June to 31 December to conform to the financial year end of its ultimate holding company.

Pursuant to sub-section (4)(a) of clause 5 of the 9th schedule of the Act, the consolidated accounts shall not be required where the company is at the end of its financial year the wholly-owned subsidiary of another body corporate incorporated in Malaysia.

AWT was incorporated on 21 June 2000 and it has not commenced operations. The loss incurred by AWT for the period from 21 June 2000 (date of incorporation) to 30 June 2001 was mainly due to fees incurred for the annual audit, for company secretarial services as well as charges incurred for the incorporation of AWT whilst for the period from 1 July 2001 to 31 December 2002, the losses incurred by AWT was mainly due to fees incurred for the annual audit, submission of tax returns and for company secretarial services. The losses incurred by AWT for the period from 1 January 2003 to 30 June 2003 were mainly due to fees incurred for the annual audit and submission of company returns.

7. AUDITED FINANCIAL STATEMENTS

The audited financial statements of AWT for the financial period ended 31 December 2002 and the auditors' letter thereon are set out in the following pages (the page numbers as they appear in the auditors' letter and the audited financial statements are also enclosed in this Circular).

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Company No.

517551	U

ADVANCED WIRELESS TECHNOLOGIES SDN. BHD.
(Incorporated in Malaysia)

DIRECTORS' REPORT

The Directors hereby submit their Report to the member together with the audited financial statements of the Company for the financial period ended 31 December 2002.

PRINCIPAL ACTIVITY

The principal activity of the Company is to that of a provider of wireless multimedia related services. There has been no significant change in the nature of the principal activity of the Company during the financial period. The Company has not commenced operations during the financial period.

CHANGE IN REPORTING PERIOD

The financial year end of the Company was changed from 30 June to 31 December to conform with the financial year end of its ultimate holding company.

FINANCIAL RESULTS

	RM
Loss after taxation	(1,455)

DIVIDENDS

No dividend has been paid or declared by the Company since incorporation. The Directors do not recommend the payment of any dividend for the financial period ended 31 December 2002.

RESERVES AND PROVISIONS

There were no material transfers to or from reserves and provisions during the financial period except as disclosed in the financial statements.

DIRECTORS

The Directors who have held office during the period since the date of the last report are as follows:

Y. Bhg. Dato' Jamaludin bin Ibrahim	(appointed on 14 May 2002)
James Edward Alexander Brodie	(appointed on 14 May 2002)
Meharani a/p Ramasamy	(appointed on 15 August 2002)
Goh Tau Si	(resigned on 14 May 2002)
Fong Phoi San	(resigned on 14 May 2002)

In accordance with Article 75 of the Company's Articles of Association, Y. Bhg. Dato' Jamaludin bin Ibrahim, James Edward Alexander Brodie and Meharani a/p Ramasamy, who were appointed during the period, retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

ADVANCED WIRELESS TECHNOLOGIES SDN. BHD.
(Incorporated in Malaysia)

DIRECTORS' REPORT (CONTINUED)

DIRECTORS' BENEFITS

During and at the end of the financial period, no arrangements subsisted to which the Company is a party, with the object or objects of enabling Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate, except for options over shares granted by Maxis Communications Berhad to eligible employees, including certain Directors of the Company pursuant to the Maxis Communications Berhad Employee Share Option Scheme ("the Scheme"). The Scheme, which is for the benefit of eligible employees and Executive Directors of Maxis Communications Berhad and its subsidiaries was implemented on 1 July 2002 for a period of ten (10) years.

Since the end of the previous financial period, no Director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest, except that the Directors received remuneration as employees of certain related companies.

DIRECTORS' INTERESTS IN SHARES AND DEBENTURES

According to the register of Directors' shareholdings, the interests of the Directors in shares and options over shares in the ultimate holding company at the end of the financial period were as follows:

	Number of ordinary shares of RM0.10 each in the ultimate holding company			
	At 1.7.2001/ appointment date	Bought	Sold	At 31.12.2002
Y. Bhg. Dato' Jamaludin bin Ibrahim	0	400,000*	50,000	350,000
James Edward Alexander Brodie	80,000*	0	0	80,000
Meharani a/p Ramasamy	80,000*	0	0	80,000

* Allotment and issue of new ordinary shares of Maxis Communications Berhad under the preferential share allocation scheme pursuant to the Initial Public Offering of Maxis Communications Berhad.

	Number of options over ordinary shares of RM0.10 each in the ultimate holding company			
	At 1.7.2001/ appointment date	Granted	Exercised	At 31.12.2002
Y. Bhg. Dato' Jamaludin bin Ibrahim	0	2,293,578	0	2,293,578
James Edward Alexander Brodie	150,000	0	0	150,000
Meharani a/p Ramasamy	216,000	0	0	216,000

ADVANCED WIRELESS TECHNOLOGIES SDN. BHD.
(Incorporated in Malaysia)

DIRECTORS' REPORT (CONTINUED)

DIRECTORS' INTERESTS IN SHARES AND DEBENTURES (CONTINUED)

The share options were granted pursuant to the Scheme and entitled the Directors to subscribe for the above new ordinary shares of RM0.10 each at an exercise price of RM4.36 per ordinary share.

None of the Directors in office at the end of the financial period held any shares in or debentures of the Company and any other related corporations.

ULTIMATE HOLDING COMPANY

The Directors regard Maxis Communications Berhad, a company incorporated in Malaysia, as the ultimate holding company.

STATUTORY INFORMATION ON THE FINANCIAL STATEMENTS

Before the income statement and balance sheet of the Company were made out, the Directors took reasonable steps:

(a) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of allowance for doubtful debts and satisfied themselves that all known bad debts had been written off and that adequate allowance had been made for doubtful debts; and

(b) to ensure that any current assets, other than debts, which were unlikely to realise in the ordinary course of business their values as shown in the accounting records of the Company have been written down to amounts which they might be expected so to realise.

At the date of this Report, the Directors are not aware of any circumstances:

(a) which would render the amounts written off for bad debts or the amount of the allowance for doubtful debts in the financial statements of the Company inadequate to any substantial extent; or

(b) which would render the values attributed to current assets in the financial statements of the Company misleading; or

(c) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Company misleading or inappropriate.

No contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial period which, in the opinion of the Directors, will or may substantially affect the ability of the Company to meet its obligations when they fall due.

ADVANCED WIRELESS TECHNOLOGIES SDN. BHD.
(Incorporated in Malaysia)

DIRECTORS' REPORT (CONTINUED)

STATUTORY INFORMATION ON THE FINANCIAL STATEMENTS (CONTINUED)

At the date of this Report, there does not exist:

(a) any charge on the assets of the Company which has arisen since the end of the financial period which secures the liability of any other person; or

(b) any contingent liability of the Company which has arisen since the end of the financial period.

At the date of this Report, the Directors are not aware of any circumstances not otherwise dealt with in this Report or the financial statements which would render any amount stated in the financial statements misleading.

In the opinion of the Directors,

(a) the results of the Company's operations during the financial period were not substantially affected by any item, transaction or event of a material and unusual nature; and

(b) there has not arisen in the interval between the end of the financial period and the date of this Report any item, transaction or event of a material and unusual nature likely to affect substantially the results of the operations of the Company for the financial period in which this Report is made.

AUDITORS

The auditors, PricewaterhouseCoopers, have expressed their willingness to continue in office.

Signed on behalf of the Board of Directors in accordance with their resolution dated 27 February 2003.

DATO' JAMALUDIN BIN IBRAHIM
DIRECTOR

JAMES EDWARD ALEXANDER BRODIE
DIRECTOR

Kuala Lumpur

Company No.
517551 U

ADVANCED WIRELESS TECHNOLOGIES SDN. BHD.
(Incorporated in Malaysia)

INCOME STATEMENT
FOR THE EIGHTEEN MONTH PERIOD ENDED 31 DECEMBER 2002

	Note	18 month period ended 31.12.2002 RM	Period from 21.6.2000 (date of incorporation) to 30.6.2001 RM
Revenue		0	0
Cost of sales		0	0
Gross profit		0	0
Administrative expenses		0	(1,848)
Other operating expenses		(1,455)	0
Loss from operations	5	(1,455)	(1,848)
Taxation	6	0	0
Loss after taxation		(1,455)	(1,848)

The notes on pages 9 to 12 form part of these financial statements.

Company No.

517551	U

ADVANCED WIRELESS TECHNOLOGIES SDN. BHD.
(Incorporated in Malaysia)

BALANCE SHEET AS AT 31 DECEMBER 2002

	Note	31.12.2002 RM	30.6.2001 RM
NON CURRENT ASSET			
Investment in a subsidiary	7	2	0
CURRENT ASSET			
Cash in hand		0	2
CURRENT LIABILITIES			
Amounts due to a related party		2,778	1,848
Accruals		525	0
		3,303	1,848
NET CURRENT LIABILITIES		(3,301)	(1,846)
CAPITAL AND RESERVES			
Share capital		2	2
Accumulated losses		(3,303)	(1,848)
		(3,301)	(1,846)

The notes on pages 9 to 12 form part of these financial statements.

Company No.

517551	U

ADVANCED WIRELESS TECHNOLOGIES SDN. BHD.
(Incorporated in Malaysia)

STATEMENT OF CHANGES IN EQUITY
FOR THE EIGHTEEN MONTH PERIOD ENDED 31 DECEMBER 2002

	Issued and fully paid ordinary shares of RM1 each			
	Number of shares	Nominal value RM	Accumulated losses RM	Total RM
As at date of incorporation	2	2	0	2
Loss after taxation	0	0	(1,848)	(1,848)
As at 30 June 2001	2	2	(1,848)	(1,846)
Loss after taxation	0	0	(1,455)	(1,455)
As at 31 December 2002	2	2	(3,303)	(3,301)

The notes on pages 9 to 12 form part of these financial statements.

Company No.

517551	U

ADVANCED WIRELESS TECHNOLOGIES SDN. BHD.
(Incorporated in Malaysia)

CASH FLOW STATEMENT
FOR THE EIGHTEEN MONTH PERIOD ENDED 31 DECEMBER 2002

	Note	18 month period ended 31.12.2002 RM	Period from 21.6.2000 (date of incorporation) to 30.6.2001 RM
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss after taxation		(1,455)	(1,848)
Increase in amounts due to a related party		930	0
Increase in accruals		525	1,848
Net cash flow from operating activities		0	0
CASH FLOW FROM INVESTING ACTIVITY			
Investment in a subsidiary company		(2)	0
Net cash flow from investing activity		(2)	0
CASH FLOWS FROM FINANCING ACTIVITY			
Proceed from issue of shares		0	2
Net cash flow from financing activity		0	2
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(2)	2
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL PERIOD/DATE OF INCORPORATION		2	0
CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL PERIOD	9	0	2

The notes on pages 9 to 12 form part of these financial statements.

Company No.

517551	U

ADVANCED WIRELESS TECHNOLOGIES SDN. BHD.
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2002

1 GENERAL INFORMATION

The principal activity of the Company is to provide wireless multimedia services. There has been no significant change in the nature of the principal activity of the company during the financial period. The Company has not commenced operations during the financial period.

The Directors regard Maxis Communications Berhad, a company incorporated in Malaysia, as the ultimate holding company.

The Company is a limited liability company, incorporated and domiciled in Malaysia.

The address of the registered office of the Company is as follows:

Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur

2 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

There are no significant financial risks in which the Company is exposed to arising from its business activities.

3 BASIS OF ACCOUNTING

The financial statements have been prepared under the historical cost convention, and in accordance with the applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965.

The preparation of financial statements in conformity with the applicable approved accounting standards and the provisions of the Companies Act, 1965 requires the Directors to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses during the reported financial period. Actual results could differ from those estimates.

The Company incurred a loss after taxation of RM1,455 for the financial period ended 31 December 2002. As at that date, the current liabilities of the Company exceeded current assets by RM3,301 and the Company has a deficit in shareholders' funds amounting to RM3,301. In view of these factors, continuation of the Company to operate as a going concern is dependent upon the continuing support from the ultimate holding company.

The Directors have prepared the financial statements on a going concern basis based on the continuing support from the ultimate holding company which confirmed its present intention to procure finance for the Company both to meet its liabilities as they fall due and to carry on its business without a significant curtailment of operations.

ADVANCED WIRELESS TECHNOLOGIES SDN. BHD.
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2002 (CONTINUED)

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been used consistently in dealing with items which are considered material in relation to the financial statements.

(a) Deferred taxation

The tax expense is determined on the basis of tax effect accounting using the liability method. Deferred taxation is recognised for timing differences except when there is reasonable evidence that such timing differences will not reverse in the foreseeable future. The tax effect of timing differences that result in a debit balance or a debit to the deferred tax balance is not carried forward unless there is a reasonable expectation of its realisation.

The potential tax saving relating to a tax loss carry forward is only recognised if there is assurance beyond any reasonable doubt that future taxable income will be sufficient for the benefit of the loss to be realised.

(b) Investment in a subsidiary

A subsidiary is an enterprise in which the holding company controls the composition of its Board and/or more than half of the voting power and/or holds more than half of its issued ordinary share capital.

Investment in a subsidiary is stated at cost. Where an indication of impairment exists, the carrying amount of the investment is assessed and written down immediately to its recoverable amount.

(c) Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise cash in hand and deposits held at call with banks that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(d) Creditors

Creditors, including accruals, represent liabilities for goods and services provided to the Company prior to the end of the financial year and which are unpaid.

(e) Financial instruments

Financial instruments carried in the balance sheet comprise cash and bank balances and payables. The particular recognition methods are disclosed in the individual policy statements associated with each item.

ADVANCED WIRELESS TECHNOLOGIES SDN. BHD.
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2002 (CONTINUED)

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e) Financial instruments (continued)

Fair value estimation for disclosure purposes

In assessing the value of financial instruments, the Company makes certain assumptions and applies the discounted cash flow method to discount future cash flows to determine the fair value of financial instruments. The fair values of financial liabilities are estimated by discounting future cash flows at current market interest rate available to the Company.

The fair values for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values.

5 LOSS FROM OPERATIONS

The following items have been charged in arriving at the loss from operations:

	18 month period ended 31.12.2002	Period from 21.6.2000 (date of incorporation) to 30.6.2001
	RM	RM
Auditors' remuneration	500	300
Preliminary expenses written off	0	1,250

6 TAXATION

There is no tax charge for the financial period as there is no tax assessable income.

ADVANCED WIRELESS TECHNOLOGIES SDN. BHD.
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2002 (CONTINUED)

7 INVESTMENT IN A SUBSIDIARY

	31.12.2002 RM	30.6.2001 RM
Unquoted shares, at cost	2	0

On 15 May 2002, the Company acquired the entire equity interest in UMTS (Malaysia) Sdn. Bhd. for a cash purchase consideration of RM2.

Information on the subsidiary is as follows:

Name	Percentage shareholding 2002	2001	Country of incorporation	Principal activity
UMTS (Malaysia) Sdn. Bhd.	100%	0%	Malaysia	Wireless multimedia services

Pursuant to the exemption in the Ninth Schedule of the Companies Act, 1965, consolidated financial statements have not been prepared as the Company is a wholly owned subsidiary of Maxis Communications Berhad, a company incorporated in Malaysia. The financial statements of the subsidiary is separately annexed.

The registered office of Maxis Communications Berhad is Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 5088 Kuala Lumpur.

8 SHARE CAPITAL

	31.12.2002 RM	30.6.2001 RM
Authorised:		
Ordinary shares of RM1 each	100,000	100,000

9 CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the end of the financial period comprise:		
- Cash in hand	0	2

Company No.

517551	U

ADVANCED WIRELESS TECHNOLOGIES SDN. BHD.
(Incorporated in Malaysia)

STATEMENT BY DIRECTORS PURSUANT TO SECTION 169(15) OF THE COMPANIES ACT, 1965

We, Dato' Jamaludin bin Ibrahim and James Edward Alexander Brodie, two of the Directors of Advanced Wireless Technologies Sdn. Bhd., state that, in the opinion of the Directors, the financial statements set out on pages 5 to 12 are drawn up so as to give a true and fair view of the state of affairs of the Company as at 31 December 2002 and of the results and cash flows of the Company for the financial period ended on that date in accordance with the applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965.

Signed on behalf of the Board of Directors in accordance with their resolution dated 27 February 2003.

DATO' JAMALUDIN BIN IBRAHIM
DIRECTOR

JAMES EDWARD ALEXANDER BRODIE
DIRECTOR

Kuala Lumpur

DECLARATION PURSUANT TO SECTION 169(16) OF THE COMPANIES ACT, 1965

I, Tan Hoon San, the officer primarily responsible for the financial management of Advanced Wireless Technologies Sdn. Bhd., do solemnly and sincerely declare that the financial statements set out on pages 5 to 12 are, to the best of my knowledge and belief, correct, and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declarations Act, 1960.

TAN HOON SAN

Subscribed and solemnly declared by the abovenamed Tan Hoon San at Kuala Lumpur in Malaysia on 27 February 2003, before me.

PESURUHJAYA SUMPAH
No. W138
Dato' Hj. Nadzam bin Hj. Mohd Din
DJMK, KMN, AMP, JP
MALAYSIA

COMMISSIONER FOR OATHS

63A, Tingkat 1
Jalan Ipoh Kecil
50350 Kuala Lumpur
Tel: 03-4041 4201

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
(AF 1146)
Chartered Accountants
11th Floor Wisma Sime Darby
Jalan Raja Laut
P O Box 10192
50706 Kuala Lumpur, Malaysia
Telephone +60 (3) 2693 1077
Facsimile +60 (3) 2693 0997

REPORT OF THE AUDITORS TO THE MEMBER OF ADVANCED WIRELESS TECHNOLOGIES SDN. BHD.
(Company No. 517551 U)

We have audited the financial statements set out on pages 5 to 12. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved auditing standards in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of:

  (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

  (ii) the state of affairs of the Company as at 31 December 2002 and of the results and cash flows of the Company for the financial period ended on that date;

and

(b) the accounting and other records and the registers required by the Act to be kept by the Company have been properly kept in accordance with the provisions of the Act.

PRICEWATERHOUSECOOPERS
(No. AF: 1146)
Chartered Accountants

UTHAYA KUMAR S/O K. VIVEKANANDA
(No. 1455/06/04 (J))
Partner of the firm

Kuala Lumpur
27 February 2003

ADVANCED WIRELESS TECHNOLOGIES SDN BHD
(517551-U)

LODGED BY : ....
ADDRESS : LEVEL 18, MENARA MAXIS
KUALA LUMPUR CITY CENTRE
OFF JALAN AMPANG
50088 KUALA LUMPUR
TEL NO : 03-3807001/2

1. **RESPONSIBILITY STATEMENT**

This Circular has been reviewed and approved by your Board and they collectively and individually accept full responsibility for the accuracy of the information contained herein and confirm that after making all reasonable inquiries and, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement herein misleading.

2. **WRITTEN CONSENTS**

As Manager for the Proposed MBNS Option and the Proposed Shareholders' Mandate, RHB Sakura was not involved in the formulation of nor did RHB Sakura advise Maxis on the terms of the Proposed MBNS Option and Proposed Shareholders' Mandate.

RHB Sakura's role in the Proposed MBNS Option and the Proposed Shareholders' Mandate is merely to assist Maxis in its preparation of this Circular to its shareholders.

RHB Sakura and Messrs PriceWaterhouseCoopers have given and have not subsequently withdrawn their written consents to the inclusion in this Circular of their names and all references in the form and context in which they appear.

3. **MATERIAL CONTRACTS**

Save as disclosed below, neither the Company nor any of its subsidiaries have entered into any contract which is or may be material, during the 2 years immediately preceding the date of this Circular, other than those in the normal course of business:

(i) Pursuant to a consultancy and management services agreement dated 7 October 1998 made between the Company and UTSB Management Sdn. Bhd. ("UTSBM"), a wholly-owned subsidiary of UTSB, UTSBM provides the Company with consultancy, legal, corporate finance and advisory services in respect of which it is well positioned to provide in view of the diverse activities and relationships of UTSB and its subsidiaries, in particular in areas of strategic interests. The term of the agreement expired on 30 September 2001 and the Company on 14 February 2002 renewed the agreement for a further term of three years. For the first year of the renewed term, the Company is obliged to pay RM20 million and for the next two years, RM25 million per annum. Total amounts incurred pursuant to the agreement were RM5.3 million in 1999, RM5.3 million in 2000, RM9.2 million in 2001 and RM22.3 million in 2002. The agreement is considered by the Company to be material to its operations.

In addition, UTSBM previously provided certain key personnel for secondment to Maxis to assist in the operation and management of Maxis pursuant to a personnel support agreement entered into with the Company dated 2 September 1997. The term of the agreement is for an initial period of three years from 1 February 1996 and has been automatically extended annually since 31 January 1999. However, all key personnel are now directly employed by Maxis. UTSBM continues, under the agreement, to assist Maxis in administering the payment and/or provision of the salary, benefits and/or other costs and expenses relating to certain personnel and directors, which are then charged by UTSBM to Maxis. Total amounts incurred under the agreement were RM3.9 million in 1999, RM6.8 million in 2000, RM5.8 million in 2001 and RM7.8 million in 2002. It is the intention of the Company's Directors to continue the personnel support agreement. The Company considers that this agreement is material in view of its financial obligations thereunder. As at 11 September 2003, Maxis owed UTSBM RM4.4 million pursuant to the consultancy and management services agreement and a further RM2.9 million pursuant to the personnel support agreement.

(ii) On 15 June 2002, Maxis entered into two placement agreements, a Malaysian placement agreement with RHB Sakura and Commerce International Merchant Bankers Berhad ("CIMB"), in respect of such number of Shares to be offered under the institutional offering to Malaysian institutional and selected investors; and an international placement agreement with Maxis Holdings Sdn. Bhd., UTSB and the international underwriters namely, ABN AMRO Rothschild (ABN AMRO Bank N.V. and N M Rothschild & Sons Limited, each trading as ABN AMRO Rothschild), Goldman Sachs (Singapore) Pte., ING Bank N.V. and the placement managers Cazenove Asia Limited and Salomon Brothers International Limited in respect of such number of Shares offered under the institutional offering of the initial public offering by Maxis.

Under the placement agreements, RHB Sakura, CIMB and other institutional underwriters severally agreed to procure subscribers or purchasers for, or to subscribe or purchase themselves, the Shares being offered pursuant to the institutional offering and offer for sale of the initial public offering by Maxis for an underwriting and selling commission of up to 2.75 per cent of the institutional price of RM4.85 multiplied by the number of Shares issued or sold pursuant to the institutional offering.

(iii) A retail underwriting agreement was entered into between the Company, Maxis Holdings Sdn. Bhd. and RHB Sakura, CIMB, Affin Merchant Bank Berhad, Affin-UOB Securities Sdn. Bhd., Alliance Merchant Bank Berhad, Arab-Malaysian Merchant Bank Berhad, Aseambankers Malaysia Berhad, Hwang-DBS Securities Berhad, Malaysian International Merchant Bankers Berhad, Mayban Securities Sendirian Berhad, Public Merchant Bank Berhad and Southern Investment Bank Berhad (collectively known as the Retail Underwriters) on 24 May 2002, to severally but not jointly underwrite up to 95,112,000 Shares under the retail offering of the initial public offering by Maxis, subject to clawback and reallocation, for an underwriting commission of 1.75 per cent of the retail price as defined therein.

(iv) A conditional sale and purchase agreement dated 18 September 2002 was entered into between Maxis and Time dotCom Berhad ("TdC") in relation to the acquisition by Maxis of the entire issued and paid-up share capital of MMSSB comprising 1,293,884,000 ordinary shares of RM1.00 each from TdC for a cash consideration of RM1.325 billion, including all amendments and supplements thereto.

(v) In connection with the conditional sale and purchase agreement referred to in paragraph (iv) above, an escrow agreement dated 16 January 2003 was entered into between TdC, Maxis and AmTrustee Berhad (as the escrow account holder) ("Escrow Agreement") which was amended by a supplemental agreement to the Escrow Agreement dated 20 March 2003.

(vi) A joint venture and shareholders' agreement dated 20 March 2003 was entered into between MBSB and TT dotCom Sdn Bhd, a wholly-owned subsidiary of TdC in relation to the provision of fixed line services.

(vii) A memorandum of understanding dated 24 May 2002 was entered into between Maxis and MBNS in respect of a 3G joint venture whereby the parties agreed to discuss and negotiate terms for the grant of an option to MBNS for the subscription of up to 25% of the enlarged share capital of Advanced Wireless Technologies Sdn Bhd ("AWT"). A letter of offer dated 28 April 2003 was subsequently issued by Maxis to MBNS granting MBNS the option to subscribe up to 25% of the enlarged share capital of AWT on terms and conditions contained in the letter which was amended by a further letter from Maxis to MBNS dated 11 August 2003 to which MBNS has confirmed its concurrence.

(viii) Separate conditional reconstruction agreements all dated 8 August 2003 between

(a) MMSB and MBSB pursuant to which MMSB will transfer to MBSB its network assets and network liabilities for a consideration equivalent to the value of the acquired assets less assumed liabilities as at the completion date;

(b) MMSSB and MBSB pursuant to which MMSSB will transfer to MBSB its network assets and network liabilities for a consideration equivalent to the value of the acquired assets less assumed liabilities as at the completion date; and

(c) MMSB and MMSSB pursuant to which MMSB will transfer to MMSSB assets and liabilities of MMSB in relation to MMSB's mobile retail operations and MMSSB will transfer to MMSB assets and liabilities of MMSSB in relation to MMSSB's corporate support operations in each case for a consideration equivalent to the value of the acquired assets less assumed liabilities of the acquiree companies as at the completion date.

4. MATERIAL LITIGATION, CLAIMS AND ARBITRATION

Save as disclosed below, neither the Company nor any of its subsidiaries are involved in any litigation, claims or arbitration, and the Directors of Maxis do not have any knowledge of any proceedings pending or threatened against Maxis or any of its subsidiaries, or of any facts which are likely to give rise to any proceedings, which would have a material adverse effect on the business or financial position of Maxis and its subsidiaries.

(i) Maxis announced on 30 January 2003 that it, together with six subsidiaries of Maxis and 2 other companies bearing the "Maxis" name (collectively referred to as "the 2nd to the 10th Defendants") had filed a Defence and Counterclaim in relation to a suit ("the Suit") that had been commenced by Maxis Sdn Bhd ("the Plaintiff"). The 2nd to the 10th Defendants in the Suit comprise the following:-

(a) Maxis;
(b) MMSB;
(c) MBSB;
(d) Maxis Online Sdn Bhd;
(e) Maxis International Sdn Bhd;
(f) Maxis Management Services Sdn Bhd;
(g) Maxis Multimedia Sdn Bhd;
(h) Maxis Holdings Sdn Bhd; and
(i) Maxis Wireless Multimedia Sdn Bhd

The Suit concerns the use of the name "Maxis" by the 2nd to the 10th Defendants. The Suruhanjaya Syarikat Malaysia (Companies Commission of Malaysia) ("CCM") has been cited as the 1st Defendant.The Plaintiff maintains that the CCM was wrong in approving and allowing the use of the name "Maxis" by the 2nd to the 10th Defendants.

The 2nd to the 10th Defendants are defending the Suit, inter-alia, on the ground that the CCM had at all times acted properly in granting, registering and allowing the use of the name "Maxis" especially given the fact that the Plaintiff was at all material times a dormant company. The solicitors for the 2nd to the 10th Defendants have also advised that the Suit is not maintainable by reason of delay, acquiescence and estoppel on the part of the Plaintiff. The 2nd to the 10th Defendants had on 10 February 2003 taken out an application to have the Suit struck out for want of a reasonable cause of action. The striking out application was heard on 2 April 2003 by the Senior Assistant Registrar ("SAR") of the High Court and was dismissed with costs on 5 May 2003. The 2nd to the 10th Defendants are appealing against the decision of the SAR to the Judge in Chambers. The hearing date for the appeal fixed on 18 June 2003 was subsequently postponed. The appeal is now fixed for hearing before the Judge in Chambers on 25 September 2003.

A counterclaim ("Maxis Group Counterclaim") has also been initiated by the 2nd to the 8th Defendants against the Plaintiff and 4 additional parties (collectively," the Additional Parties") namely:

(a) Maxis Capital Sdn Bhd (Company No. 569636-D);
(b) Maxis Biotech Sdn Bhd (Company No. 560953-D);
(c) Saw Poh Leng (NRIC No. 760916-14-5448); and
(d) Yeoh Eng Kong (NRIC No. 681223-10-6109).

The said Saw Poh Leng and Yeoh Eng Kong are directors and shareholders of the Plaintiff. Saw Poh Leng is also a director of Maxis Biotech Sdn Bhd whilst Yeoh Eng Kong is a director and shareholder of Maxis Capital Sdn Bhd.

The Maxis Group Counterclaim is essentially premised on misrepresentation, the infringement of Maxis' registered trademark "Maxis" and for passing off which has resulted in the 2nd to the 8th Defendants suffering damage.

On 24 February 2003, the Plaintiff served a reply to the defence filed by the 2nd to the 10th Defendants in relation to the Suit and further served a defence to the Maxis Group Counterclaim. The Additional Parties have served a defence to the Maxis Group Counterclaim and have further filed a counterclaim ("Additional Parties' Counterclaim") against the 2nd to the 8th Defendants for reliefs similar to that sought by the Plaintiff in the Suit. The Additional Parties are also seeking an order that entries in the Malaysian trademark register by the 2nd Defendant in relation to the trademark "Maxis" in classes 9 and 16 be removed and expunged.

On 11 March 2003, the 2nd to the 8th Defendants filed their reply to the defence filed by Plaintiff and the Additional Parties in connection with the Maxis Group Counterclaim. They also filed their defence to the Additional Parties' Counterclaim.

On 27 August 2003, the Plaintiff served an application for Summary Judgement ("Order 14 Application"). The Order 14 Application is directed against the CCM and the 2nd to the 10th Defendants and the same has been fixed for hearing on 25 September 2003.

On 26 February 2003, the 2nd to the 8th Defendants filed an application to obtain injunctive relief to prevent the continued use of the name "Maxis" by the Plaintiff and the Additional Parties. The injunction application was heard on 28 August 2003 and judgement was reserved. On 3 September 2003, judgement was delivered by the Court. The Court granted an interim injunction preventing the continued use of the name "Maxis" by the Plaintiff and the Additional Parties until the trial of the Suit. The Order of Court is pending extraction. On 9 September 2003, the Plaintiff and the Additional Parties filed an Appeal against the Order of Court dated 3 September 2003 to the Court of Appeal of Malaysia. No hearing date has yet been fixed in respect of this Appeal.

The Directors of Maxis are of the view that the Suit and the Additional Parties' Counterclaim can be successfully defended. The Directors of Maxis are also of the view that the Maxis Group Counterclaim can be maintained.

(ii) Dato' Shahrudin bin Ismail had on 16 May 2000, filed a claim against MMSB for the activation of a particular phone number, a declaration that MMSB's termination of the service, was not valid, for an order that MMSB resolve alleged difficulties with his service and for damages of RM20.0 million plus interest and costs. Maxis believes that the plaintiff's claim is without merit and intends to defend the claim. MMSB has filed a counterclaim for recovery of approximately RM14,127 in arrears of service charges by the plaintiff. The Directors of Maxis are of the opinion that the claim can be successfully defended.

(iii) A number of housing developers have made separate claims against MBSB for various forms of relief including specific performance, indemnities and/or damages totalling approximately RM20.9 million, general damages, interest and costs for alleged failures by MBSB in the provision of certain services relating to the supply of telecommunications infrastructure to their housing development projects. Adequate provision has been made in Maxis' financial statements in respect of these claims.

5. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the Registered Office of the Company at Level 18, Menara Maxis, Kuala Lumpur City Centre, off Jalan Ampang, 50088 Kuala Lumpur, during normal business hours (except public holidays) from the date of this Circular to the date of the EGM:

(i) the Memoranda and Articles of Association of Maxis and AWT;

(ii) the audited consolidated financial statements of Maxis for the 2 financial years ended 31 December 2002;

(iii) the audited financial statements of AWT for the financial period ended 31 December 2002;

(iv) the unaudited consolidated results of Maxis for the 6-month period ended 30 June 2003;

(v) the unaudited interim results of AWT for the 6-month period ended 30 June 2003;

(vi) the letters to MBNS dated 28 April 2003 and 11 August 2003 which set out salient terms of a proposal for Maxis to procure the grant by AWT of an option to MBNS to subscribe for such number of ordinary shares of RM1.00 each in AWT as would represent up to 25% of the enlarged share capital of AWT at a price of RM1.00 each more particularly described in Part A of this Circular (based on the assumptions set out in Section 2.2 of Part A of this Circular, the option would confer a right to subscribe for up to 833,334 ordinary shares in AWT for an aggregate cash consideration of up to RM833,334.00);

(vii) the MOU;

(viii) the letters of consent referred to in Section 2 above;

(ix) the material contracts referred to in Section 3 above; and

(x) the relevant cause papers relating to the material litigation referred to in Section 4 above.

[The rest of this page is intentionally left blank]

MAXIS COMMUNICATIONS BERHAD

(158400-V)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at the Sapphire Room, Level 1, Mandarin Oriental Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia on Monday, 29 September 2003 at 10.00 a.m. for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTION 1

Proposed grant of an option to MEASAT Broadcast Network Systems Sdn Bhd to subscribe for ordinary shares of RM1.00 each in Advanced Wireless Technologies Sdn Bhd ("AWT"), a wholly-owned subsidiary of Maxis Communications Berhad, as would represent up to 25% of the enlarged share capital of AWT at a price of RM1.00 each (based on the assumptions set out in Section 2.2 of Part A of the Company's Circular to the Shareholders dated 13 September 2003, the option would confer a right to subscribe for up to 833,334 ordinary shares in AWT for an aggregate cash consideration of up to RM833,334.00)

"THAT subject to the approvals of the relevant authorities, approval be and is hereby given to the Company to take such steps as shall be within its power to approve and cause Advanced Wireless Technologies Sdn Bhd ("AWT"), its wholly-owned subsidiary, to grant an option to MEASAT Broadcast Network Systems Sdn Bhd ("MBNS") to subscribe for such number of ordinary shares of RM1.00 each which would represent up to 25% of the enlarged issued and paid-up share capital of AWT (i.e. up to 833,334 ordinary shares of RM1.00 each in AWT based on the assumptions set out in Section 2.2 of Part A of the Company's Circular to the Shareholders dated 13 September 2003) at a par value of RM1.00 per share to be paid in cash (such that based on the assumptions specified in Section 2.2 of Part A of the Company's Circular to the Shareholders dated 13 September 2003, if the option is exercised for all the ordinary shares in AWT subject thereto the total subscription price shall be RM833,334.00), such option to be exercisable within such period as was specified in Section 2.1 of Part A of the Company's Circular to the Shareholders dated 13 September 2003 AND FURTHER THAT the Directors of the Company or any Committee of Directors to whom the Directors may wish to delegate their authority hereunder be and are hereby empowered and authorised to take and cause AWT to take all such action and to enter and cause AWT to enter into any agreements with MBNS to give effect to the grant of such option with full powers to make applications to the relevant authorities and regulatory bodies for any approvals and consents required and assent to any conditions, modifications, variations, deletions and/or amendments as may be required by the relevant authorities and to do all such things as they may consider necessary or expedient in the best interest of the Company to complete and give effect to the grant of such option."

ORDINARY RESOLUTION 2

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with MEASAT Broadcast Network Systems Sdn Bhd and Multimedia Interactive Technologies Sdn Bhd

"THAT approval be and is hereby given pursuant to Chapter 10.09 of the Listing Requirements of Kuala Lumpur Stock Exchange for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with MEASAT Broadcast Network Systems Sdn Bhd and Multimedia Interactive Technologies Sdn Bhd as specified in Section 2.4 of Part B of the Company's Circular to Shareholders dated 13 September 2003, provided that such transactions are necessary for day-to-day operations and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until :

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act,1965 (excluding however such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by the shareholders in general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 3

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with SRG Asia Pacific Sdn Bhd and UT Projects Sdn Bhd

"THAT approval be and is hereby given pursuant to Chapter 10.09 of the Listing Requirements of Kuala Lumpur Stock Exchange for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with (i) SRG Asia Pacific Sdn Bhd and (ii) UT Projects Sdn Bhd as specified in Section 2.4 of Part B of the Company's Circular to Shareholders dated 13 September 2003, provided that such transactions are necessary for day-to-day operations and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until :

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act,1965 (excluding however such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by the shareholders in general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 4

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Binariang Satellite Systems Sdn Bhd

"THAT approval be and is hereby given pursuant to Chapter 10.09 of the Listing Requirements of Kuala Lumpur Stock Exchange for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Binariang Satellite Systems Sdn Bhd as specified in Section 2.4 of Part B of the Company's Circular to Shareholders dated 13 September 2003, provided that such transactions are necessary for day-to-day operations and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to Binariang Satellite Systems Sdn Bhd than those generally available to the public and are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until :

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act,1965 (excluding however such extension as may be allowed pursuant to Section 143(2) of the Companies Act,1965); or

(c) this resolution is revoked or varied by resolution passed by the shareholders in general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 5

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Tanjong Golden Village Sdn Bhd and Tanjong City Centre Property Management Sdn Bhd

"THAT approval be and is hereby given pursuant to Chapter 10.09 of the Listing Requirements of Kuala Lumpur Stock Exchange for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with (i) Tanjong Golden Village Sdn Bhd; and (ii) Tanjong City Centre Property Management Sdn Bhd as specified in Section 2.4 of Part B of the Company's Circular to Shareholders dated 13 September 2003, provided that such transactions are necessary for day-to-day operations and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until :

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act,1965 (excluding however such extension as may be allowed pursuant to Section 143(2) of the Companies Act,1965); or

(c) this resolution is revoked or varied by resolution passed by the shareholders in general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 6

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Arena Johan Sdn Bhd

"THAT approval be and is hereby given pursuant to Chapter 10.09 of the Listing Requirements of Kuala Lumpur Stock Exchange for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Arena Johan Sdn Bhd as specified in Section 2.4 of Part B of the Company's Circular to Shareholders dated 13 September 2003, provided that such transactions are necessary for day-to-day operations and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to Arena Johan Sdn Bhd than those generally available to the public and are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until :

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act,1965 (excluding however such extension as may be allowed pursuant to Section 143(2) of the Companies Act,1965); or

(c) this resolution is revoked or varied by resolution passed by the shareholders in general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 7

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Oakwood Sdn Bhd, Arab Malaysian Property Trust Management Bhd, MBf Property Holdings Sdn Bhd, AmFinance Berhad, Resorts World Berhad, Genting Highlands Berhad, Genting Golf Course Berhad and Genting Property Management Sdn Bhd

"THAT approval be and is hereby given pursuant to Chapter 10.09 of the Listing Requirements of Kuala Lumpur Stock Exchange for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with (i) Oakwood Sdn Bhd; (ii) Arab Malaysian Property Trust Management Bhd; (iii) MBf Property Holdings Sdn Bhd; (iv) AmFinance Berhad; (v) Resorts World Berhad, Genting Highlands Berhad and Genting Golf Course Berhad and (vi) Genting Property Management Sdn Bhd as specified in Section 2.4 of Part B of the Company's Circular to Shareholders dated 13 September 2003, provided that such transactions are necessary for day-to-day operations and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until :

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act,1965 (excluding however such extension as may be allowed pursuant to Section 143(2) of the Companies Act,1965); or

(c) this resolution is revoked or varied by resolution passed by the shareholders in general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 8

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with HeiTech Padu Berhad

"THAT approval be and is hereby given pursuant to Chapter 10.09 of the Listing Requirements of Kuala Lumpur Stock Exchange for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with HeiTech Padu Berhad as specified in Section 2.4 of Part B of the Company's Circular to Shareholders dated 13 September 2003, provided that such transactions are necessary for day-to-day operations and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to HeiTech Padu Berhad than those generally available to the public and are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until :

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act,1965 (excluding however such extension as may be allowed pursuant to Section 143(2) of the Companies Act,1965); or

(c) this resolution is revoked or varied by resolution passed by the shareholders in general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

BY ORDER OF THE BOARD
Dipak Kaur
Company Secretary

13 September 2003

NOTES:

1. A member of the Company entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend and vote for him provided that the number of proxies appointed shall not be more than two except in the circumstances set out in note 4. A proxy need not be a member of the Company.
2. The instrument appointing a proxy shall :
   i) in case of individual, be signed by the appointor or by his attorney; and
   ii) in case of a corporation, be either under its common seal or signed by its attorney or by an officer on behalf of the corporation.
3. Where a member appoints more than one (1) proxy the appointment shall be invalid unless he specifies the proportions of his holdings to be represented by each proxy.
4. Where a member of the Company is an authorised nominee it may appoint at least one proxy in respect of each securities account it holds to which ordinary shares in the Company are credited. Each appointment of proxy by an authorised nominee shall be by a separate instrument of proxy which shall specify the securities account number and the name of the beneficial owner for whom the authorised nominee is acting.
5. The instrument appointing a proxy must be deposited at the registered office of the Company at Level 18, Menara Maxis, Kuala Lumpur City Centre, off Jalan Ampang, 50088 Kuala Lumpur, Malaysia not less than 48 hours before the time appointed for holding the meeting or adjourned meeting or in case of a poll, not less than twenty-four (24) hours, before the time appointed for the taking of the poll; otherwise the proxy shall not be treated as valid and the person so named shall not be entitled to vote in respect thereof. Fax copies of the duly executed form of proxy is not acceptable.
6. A proxy may vote on a show of hand and on a poll. If the form of proxy is returned without an indication as to how the proxy shall vote on any particular matter the proxy may exercise his discretion as to whether to vote on such matter and if so, how.
7. The lodging of the form of proxy does not preclude a member from attending and voting in person at the meeting should the member subsequently decides to do so.

MAXIS COMMUNICATIONS BERHAD

(158400-V)
(Incorporated in Malaysia)

FORM OF PROXY

I/We...
(FULL NAME IN BLOCK LETTERS AS PER IDENTITY CARD)
of...
(ADDRESS)
telephone no. ....being a member/members of Maxis Communications Berhad ("the Company"), hereby appoint ....

....
(FULL NAME IN BLOCK LETTERS AS PER IDENTITY CARD)
of...
(ADDRESS)
and/or...
(FULL NAME IN BLOCK LETTERS AS PER IDENTITY CARD)
of...
(ADDRESS)

or failing him/her, THE CHAIRMAN OF THE MEETING as my/our proxy/proxies to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held on Monday, 29 September 2003 at 10.00 a.m. at Sapphire Room, Level 1, Mandarin Oriental Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia and at any adjournment thereof. I /We indicate with an " ✓ " or " ×" in the spaces below how I/we wish my/our vote to be cast:

Resolution	Ordinary Resolution	For	Against
No. 1	Proposed grant of an option to MEASAT Broadcast Network Systems Sdn Bhd to subscribe for ordinary shares of RM1.00 each in Advanced Wireless Technologies Sdn Bhd ("AWT"), a wholly-owned subsidiary of Maxis Communications Berhad, as would represent up to 25% of the enlarged share capital of AWT at a price of RM1.00 each (based on the assumptions set out in Section 2.2 of Part A of the Circular to the Shareholders dated 13 September 2003, the option would confer a right to subscribe for up to 833,334 ordinary shares in AWT for an aggregate cash consideration of up to RM833,334.00)		
No. 2	Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with MEASAT Broadcast Network Systems Sdn Bhd and Multimedia Interactive Technologies Sdn Bhd		
No. 3	Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with SRG Asia Pacific Sdn Bhd and UT Projects Sdn Bhd		
No. 4	Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Binariang Satellite Systems Sdn Bhd		
No. 5	Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Tanjong Golden Village Sdn Bhd and Tanjong City Centre Property Management Sdn Bhd		
No. 6	Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Arena Johan Sdn Bhd		
No. 7	Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Oakwood Sdn Bhd, Arab Malaysian Property Trust Management Bhd, MBf Property Holdings Sdn Bhd, AmFinance Berhad, Resorts World Berhad, Genting Highlands Berhad, Genting Golf Course Berhad and Genting Property Management Sdn Bhd		
No. 8	Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with HeiTech Padu Berhad		

Subject to the abovestated voting instructions, my/our proxy may vote or abstain from voting on any resolution as *he/*she/*they may think fit.

If appointment of proxy is under hand		
.... Signed by *individual member/*officer or attorney of member/*authorised nominee of .... (beneficial owner)	No of shares held :..................... Securities Account No: .... Date :	The proportions of my/our holding to be represented by my/our proxies are as follows: **First Proxy** No. of Shares : .... Percentage : ....% **Second Proxy** No. of Shares : .... Percentage : ....%
If appointment of proxy is under seal The Common Seal of .... was hereto affixed in accordance with its Articles of Association in the presence of :- .... Director Director/Secretary *in its capacity as *member/*attorney of member/*authorised nominee of* ....(beneficial owner)	Seal No of shares held : .... Securities Account No : .... Date :	

Notes to Form of Proxy :

1. A member of the Company entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend and vote for him provided that the number of proxies appointed shall not be more than two except in the circumstances set out in note 4. A proxy need not be a member of the Company.
2. The instrument appointing a proxy shall :
   i) in case of individual, be signed by the appointor or by his attorney; and
   ii) in case of a corporation, be either under its common seal or signed by its attorney or by an officer on behalf of the corporation.
3. Where a member appoints more than one (1) proxy the appointment shall be invalid unless he specifies the proportions of his holdings to be represented by each proxy.
4. Where a member of the Company is an authorised nominee it may appoint at least one proxy in respect of each securities account it holds to which ordinary shares in the Company are credited. Each appointment of proxy by an authorised nominee shall be by a separate instrument of proxy which shall specify the securities account number and the name of the beneficial owner for whom the authorised nominee is acting.
5. The instrument appointing a proxy must be deposited at the registered office of the Company at Level 18, Menara Maxis, Kuala Lumpur City Centre, off Jalan Ampang, 50088 Kuala Lumpur, Malaysia not less than 48 hours before the time appointed for holding the meeting or adjourned meeting or in case of a poll, not less than twenty-four (24) hours, before the time appointed for the taking of the poll; otherwise the proxy shall not be treated as valid and the person so named shall not be entitled to vote in respect thereof. Fax copies of the duly executed form of proxy is not acceptable.
6. A proxy may vote on a show of hand and on a poll. If the form of proxy is returned without an indication as to how the proxy shall vote on any particular matter the proxy may exercise his discretion as to whether to vote on such matter and if so, how.
7. The lodging of the form of proxy does not preclude a member from attending and voting in person at the meeting should the member subsequently decides to do so.

** delete if inappropriate*



A list of all the forms filed by Maxis at the Registrar of Companies (“ROC”)

FORM 53

Companies Act 1965
Section 159

Company No.

158400	V

NOTICE OF PLACE WHERE REGISTER OF MEMBER AND INDEX KEPT,
OR OF CHANGE IN THAT PLACE

MAXIS COMMUNICATIONS BERHAD

To the Registrar of Companies, Malaysia

MAXIS COMMUNICATIONS BERHAD hereby gives notice that the register of members and index (if any) have, as from 8th day of July, 2002, been kept at 11th Floor, Tower Block, Kompleks Antarabangsa, Jalan Sultan Ismail, 50250 Kuala Lumpur.

Dated this 18th day of July, 2002

....

DIPAK KAUR D/O SANGAT SINGH
Company Secretary
(LS No : 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur
Tel : 03-3807000

FORM 11
Companies Act 1965
Section 154 (1)

Company No.

158400	V

NOTICE OF RESOLUTION

MAXIS COMMUNICATIONS BERHAD

To the Registrar of Companies, Malaysia

At a general meeting of the members of MAXIS COMMUNICATIONS BERHAD duly convened and held at Grand Ballroom, Mandarin Oriental Kuala Lumpur, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur on the 19th day of June 2003, the resolution set out below and signed by me for purposes of identification was duly passed :-

ORDINARY RESOLUTION
AUTHORITY TO ISSUE SHARES

"THAT, pursuant to section 132D of the Companies Act, 1965 ("the Act"), the Directors be and are hereby authorised to issue shares in the Company at any time until the conclusion of the next Annual General Meeting and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be issued does not exceed ten per cent (10%) of the issued share capital of the Company for the time being, subject always to the approval of all the relevant regulatory bodies, if required, being obtained for such allotment and issue."

Dated this 26th day of June, 2003

....

DIPAK KAUR D/O SANGAT SINGH
Company Secretary
(LS No : 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 56

Companies Act 1965
Section 166

Company No.

158400	V

CERTIFICATE FOR INCLUSION IN PUBLIC COMPANY'S ANNUAL RETURN THAT DOES NOT INCLUDE LIST OF MEMBERS

To the Companies Commission of Malaysia,

For the purpose of subsection (1) of section 166 of the Companies Act, 1965, I hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD**, that -

(a) the company has more than five hundred members;
(b) the company is a co-operative within the meaning of the Companies Act, 1965, and
(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred,

and that accordingly the company is of a kind to which that subsection applies.

Dated 17 JUL 2003

....

DIPAK KAUR D/O SANGAT SINGH
Company Secretary
(LS No : 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur
Tel : 03-23307000

Company No. 158400-V

Maxis Communications Berhad
- List of Top Twenty Shareholders as at 20 June 2003

NOS	Name of Shareholders	IC No./Company No.	No. of Shares Held	%
1	EMPLOYEES PROVIDENT FUND BOARD	EPFACT1991	107,477,100	4.39
2	NUSANTARA MAKMUR SDN BHD	237487P	74,514,359	3.04
3	KHAZANAH NASIONAL BERHAD	275505K	53,543,000	2.18
4	MUJUR ANGGUN SDN BHD	348260K	50,214,543	2.05
5	TEGAS SARI SDN BHD	192608K	35,148,789	1.43
6	ANAK SAMUDRA SDN BHD	223974D	33,689,359	1.37
7	DUMAI MAJU SDN BHD	235972X	33,689,359	1.37
8	KUMPULAN WANG AMANAH PENCEN	ACT454	25,000,000	1.02
9	KUMPULAN WANG AMANAH PENCEN	KWAPACT4541991	25,000,000	1.02
10	KUMPULAN WANG AMANAH PENCEN	ACT4541991	25,000,000	1.02
11	CABARAN MUJUR SDN BHD	540373W	61,665,722	2.52
12	RIA UTAMA SDN. BHD.	157756T	83,689,359	3.41
13	TETAP EMAS SDN. BHD.	191969T	83,689,359	3.41
14	WANGI TERANG SDN BHD	185275A	72,324,754	2.95
15	PLEDGED SECURITIES ACCOUNT FOR TEGAS PURI SDN BHD	263368K	167,378,718	6.83
16	PLEDGED SECURITIES ACCOUNT FOR WILAYAH RESOURCES SDN BHD	263368K	133,901,584	5.46
17	PLEDGED SECURITIES ACCOUNT FOR BESITANG BARAT SDN BHD	263368K	133,901,583	5.46
18	PLEDGED SECURITIES ACCOUNT FOR BESITANG SELATAN SDN BHD	263368K	117,164,175	4.78
19	MAXIS HOLDINGS SDN BHD	354378W	397,849,171	16.23
20	EMERGING MARKETS GROWTH FUND	4381U	61,359,500	2.50
			1,776,200,434	**72.47**

COMPANIES ACT, 1965++

Form of Annual Return of a Company Having a Share Capital

Company No.

158400 V

Annual return of the **MAXIS COMMUNICATIONS BERHAD** made up to the **20th** day of **June 2003** *(being ~~the date of or~~ a date not later than the fourteenth day after the date of the annual general meeting in 2003).*

The date of the annual general meeting of the company held in respect of the calendar year **2003** was the **19th** day of **June 2003**.

*The last annual general meeting was held on the **18th** day of **April 2002** in respect of the calendar year **2002** and the annual return made up to the **18th** day of **April 2002** had been lodged with the Registrar.

~~An extension of time to hold the annual general meeting for the calendar year ______ to the ____ day of ________ was granted by the Registrar.~~

Particulars Relating to the Company

The address of the registered office of the company is **Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.**

The address of the place at which the register of members is kept *(if other than the registered office)* is - as above -

Address of places at which business is carried on *(indicating the principal place)* are Y
Level 8-23, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.

++ Principal nature of business carried on by the company:

1 Investment Holding

2. Provision of Services to its Subsidiary Companies

* *Delete if annual return is lodged in respect of the first annual general meeting.*
\+ *Delete if inapplicable.*
Y *Where the space provided is insufficient, a separate list may be annexed.*
++*State three main business actually carried on by the company in order of priority.*

Company No.

158400 V

Summary Of Share Capital And Shares

Nominal share capital **RM2,000,000,000/-** (1) divided into **20,000,000,000 ordinary shares** (shares of **RM0.10** each)

(2) (shares of **RM** - each)

Total number of shares taken up (1) to the **20th** day of **June 2003** *(being the date of the return or other authorized date)*		**2,450,875,000**
Number of shares issued subject to payment wholly in cash		**2,178,424,920**
Number of shares issued as fully paid up otherwise than in cash		**272,450,080**
Number of shares issued as partly paid up to the extent of .... per share otherwise than in cash		-
(2) Number of shares *(if any)* of each class issued at a discount		-
Total amount of discount on the issue of shares which has not been written off at the date of this return		-
Number of shares held by citizens who are Malays and natives		**5,163,932**
Number of shares held by citizens who are non-Malays and non-natives		**28,151,280**
Number of shares held by non-citizens		**710,082**
(3) Number of shares held by bodies corporate controlled by Malays and natives		**800,542,962**
(3) Number of shares held by bodies corporate controlled by citizens who are non-Malays and non-natives		**844,106,313**
(3) Number of shares held by bodies corporate controlled by non-citizens		**772,200,431**
(4) There has been called up on each of **2,178,424,920** shares	RM	**0.10**
(4) There has been called up on each of - shares	RM	-
(4) There has been called up on each of ....-....... shares........	RM	-
(5) Total amount of calls received including payments on application and allotment	RM	**2,178,424,920**
Total amount (if any) agreed to be considered as paid on **272,450,080** shares which have been issued as fully paid up otherwise than in cash	RM	**272,450,080**
Total amount (if any) agreed to be considered as paid on .... shares which have been issued as partly paid up to the extent of .... per share otherwise than in cash	RM	-
Total amount of calls unpaid	RM	-
Total amount of sums (if any paid by way of commission in respect of any shares or debentures since the date of last return	RM	-
Total amount of sums (if any) allowed by way of discount in respect of any debentures since the date of last return	RM	-
Total number of shares forfeited	RM	-
Total amount paid (if any) on shares forfeited	RM	-

(1) Where there are shares of different kinds or amounts (e.g. preference and ordinary, or $..................... and $ ....) state the numbers and nominal values separately.
(2) If the shares are of different kinds, state them separately.
(3) "Body corporate" means "corporation" as defined in section 4 but for this purpose it also includes that exceptions thereof.
"Controlled by" means where not less than half of the issued capital (excluding any part thereof which consists of preference shares) is beneficial owned by or where not less than half of the voting power is controlled by the person.
(4) Where various amounts have been called or there are shares of different kinds, state them separately.
(5) Include what has been received on forfeited as well as on existing shares.

Company No.

158400 V

Particulars of Indebtedness

*Particulars of the indebtedness of the company in respect of all charges which are required to be registered with the Registrar of Companies are as follows:

Registered No	Date of Registration	Nature of Charge	Name of chargee	Amount of the Indebtedness

Total: RM Nil .

*Particulars of charges not required to be registered under the Companies Act 1965 are as follows:

Date of creation	Nature of charge	Name of charge	Amount of the Indebtedness

Total: RM Nil

+Total amount of indebtedness as at the date of the return **RM Nil**

**Strike out if inapplicable*
+State the total mount of indebtedness of the company as at the date of the return

Company No.

158400 V

Copy of last audited Balance-sheet and Profit and Loss Account of the Company

This return must include a copy, certified by a director or by the manager or secretary of the company to be a true copy of the last balance-sheet and of the last profit and loss account which have respectively been audited by the company's auditors (including every document required by law to be annexed or attached thereto) together with a copy of the report of the auditors thereon (certified as aforesaid(and if any such balance-sheet or account is in a language other then the National Language or English there must also be annexed to it translation thereof in the National language or English certified in the prescribed manner to be a correct translation. If the said last balance-sheet or account did not comply with the requirements of the law as in force at the date of the audit there in order to make it comply with the said requirements, and the fact that the said copy has been so amended must be stated thereon. If a company has more than one such audited balance-sheet or profit and loss account since the date of the last return, every such balance-sheet and profit and loss account must be included.

Where a holding company has a subsidiary company incorporated in a country outside Malaysia, whether the subsidiary company has or has not established a place of business in Malaysia, there shall be annexed to the balance-sheet and profit and loss account of the holding company a separate balance-sheet and profit and loss account for the subsidiary company.

Notwithstanding the foregoing provisions this return need not include a copy of the last balance-sheet and profit and loss account of any company which is an exempt private company at the date of the return and has been an exempt private company since the date of the last return, the incorporation of the company or the commencement of this Act, whichever last occurs, if the return includes a certificate signed by a director of the company, the secretary of the company and the auditor of the company which certifies that, to the best of their knowledge and belief:-

(a) the company is and has at all relevant times been an exempt private company.

(b) a duly audited profit and loss account and balance-sheet which comply with the requirements of the Act made up to a date specified in the certificate have been laid before the company in a general meeting; and

(c) as at the date to which the profit and loss account has been made up the company appeared to have been able to meet its liabilities as and when they would fall due.

Certificate to be given by all Companies

A certificate in the form set out hereunder shall be given by the secretary or a director of every company.

Certificate

1/We (1) after having made due Inquiries certify -

(a) that the provisions of the Unclaimed Moneys Act 1965, relating to the unclaimed moneys have been complied with;

(b) having made an inspection of the share register, that transfers have ~~not~~ (1) been registered since date of the last annual return (1)

~~or~~

~~the incorporation of the company(1);~~

(c) (2) that the company has ~~not~~ since the date of the last annual return (3~~) Incorporation of the Company (3)~~ issued any invitation to the public to subscribe for any shares in or debentures of the company or to deposit moneys for fixed periods or payable at call; and

~~(d) (4) that the excess of members of the company above fifty (counting joint holders of shares as one person) consists only of persons who are in the employment of the company or of its subsidiary or persons who while previously in the employment of the company or of its subsidiary were and thereafter have continued to be members of the company.~~

Date: **20 June 2003**

.... ~~Director (5)~~

.... **Secretary**
DIPAK KAUR D/O SANGAT SINGH
LS 05204

----

(1) Strike out if inapplicable
(2) Strike out this paragraph if the company is not a private company
(3) In the case of the first annual return of a private company strike out the words "last annual return" and substitute the words "incorporation of the company",
(4) Strike out this paragraph except in the case of a private company whose members exceed fifty,
(5) Note - A certificate signed by the same person in the capacity of both director and secretary will not be accepted. See section 139(5).

ny No.

V

lars of the *Director, Managers, Secretaries and Auditors of the **MAXIS COMMUNICATIONS BERHAD** at the date of the Annual Return

Full Name ++	I/C No./ Passport No.++	Usual Address	Other Business Occupation and in the case Directors Particulars of Other Directorships required to be shown by S. 141 (2) (b) and (3) *(if non, state so)*
s -		Please refer to Annexure A	
r (if any) - JAMALUDIN BIN IBRAHIM	590303-01-5609	247, JALAN BUNGOR ROSA, SIERRAMAS, 47000 SUNGAI BULOH, SELANGOR DARUL EHSAH.	CHIEF EXECUTIVE OFFICER
ies - KAUR D/O SANGAT (f) 04	691230-05-5126	NO. 67, BU 11/6 BANDAR UTAMA 47800 PETALING JAYA SELANGOR DARUL EHSAN	COMPANY SECRETARY
s for current *l year -* RS WATERHOUSECOOPERS	AF : 1146	11TH FLOOR WISMA SIME DARBY JALAN RAJA LAUT, PO BOX 10192 50706 KUALA LUMPUR	CERTIFIED PUBLIC ACCOUNTANTS

s includes any person who occupies the position of a director by whatever name called and any person in accordance with whose directions or instructions the directors of a company are accustomed to act.
ull name and any former name of the officer. If an officer is of the female gender insert "(f)" against her name. In the case of a person appointed as an alternate to another director insert "alternate to (*name of director*)" his name.
ase fo a firm of auditors insert the firm number.
an the auditors, the address given must be the usual residential address. *See* section 141(2) (a) and (4).

DIPAK KAUR D/O SANGAT SINGH
SECRETARY
LS 05204

This is the annexure of 2 pages marked "A" referred to in Annual Return signed by me and dated 20 June 2003

DIPAK KAUR D/O SANGAT SINGH
Company Secretary
(LS 05204)

pany No.
!00 V

Full Name ++	I/C No./ Passport No.++	Usual Addresses	Other Business Occupation and in the case Directors Particulars of Other Directorships required to be shown by S. 141 (2) (b) and (3) *(if non, state so)*
ctors :-			
JN HAJI MOHAMMED HANIF N OMAR	390116-08-5111 (B)	NO. 74, JALAN USJ 12/3 B 47630 SUBANG JAYA SELANGOR DARUL EHSAN	COMPANY DIRECTOR OTHER DIRECTORSHIPS :- - GENTING BERHAD - RESORTS WORLD BERHAD - PARK MAY (M) BERHAD - GENERAL CORPORATION BERHAD - AMMB HOLDINGS BERHAD - AMFB HOLDINGS BERHAD - FULLMARK MANUFACTURING BERHAD - AMFINANCE BERHAD (formerly known as MBf Finance Berhad) - BINARIANG SATELLITE SYSTEMS SDN BHD
ATO' SERI SYED ZAINOL NWAR JAMALULLAIL	520220-09-5013	LOT 75, SRI CEMERLANG JALAN 16/9 46350 PETALING JAYA SELANGOR DARUL EHSAN	CHARTERED ACCOUNTANT / COMPANY DIRECTOR OTHER DIRECTORSHIPS :- - MALAYSIAN RESOURCES CORPORATION BHD - SISTEM TELEVISYEN MALAYSIA BHD - NESTLE (MALAYSIA) BHD - AMANAH SSCM ASSET MANAGEMENT BHD - BANGKOK BANK BHD
ORD KILLEARN	PASSPORT NO. 500344903	LITTLE SODBURY MANOR CHIPPING SODBURY SOUTH GLOUCESTERSHIRE BS376 QA UNITED KINGDOM	COMPANY DIRECTOR OTHER DIRECTORSHIP :- NIL

This is the annexure of 2 pages marked "A" referred to in Annual Return signed by me and dated 20 June 2003

DIPAK KAUR D/O SANGAT SINGH
Company Secretary
(LS 05204)

pany No.
00 V

Full Name ++	I/C No./ Passport No.++	Usual Addresses	Other Business Occupation and in the case Directors Particulars of Other Directorships required to be shown by S. 141 (2) (b) and (3) *(if non, state so)*
IMOTHY HUGH LING	PASSPORT NO. 037364432	2411, PESQUERA DRIVE LOS ANGELES CALIFORNIA 90049	COMPANY DIRECTOR OTHER DIRECTORSHIP :- NIL
HOO TENG BIN	341119-10-5471	LOT 490, NO. 2A PINGGIR PELANGI PAGI COUNTRY HEIGHTS 43000 SUNGAI RAMAL KAJANG, SELANGOR D. E.	COMPANY DIRECTOR OTHER DIRECTORSHIP :- - BINARIANG SATELLITE SYSTEMS SDN BHD
UGUSTUS RALPH MARSHALL	511001-08-6649	NO. 2 LORONG LEMBAH TUNKU BUKIT TUNKU 50480 KUALA LUMPUR	EXECUTIVE DIRECTOR OTHER DIRECTORSHIPS :- - POWERTEK BERHAD - KLCC (HOLDINGS) BHD. GROUP - MALAYSIAN TOBACCO COMPANY BERHAD GROUP
AN POH CHING	470501-10-5721	99, JALAN LIMAU PURUT, TAMAN BANDARAYA, BANGSAR 59000 KUALA LUMPUR	NON-EXECUTIVE DIRECTOR OTHER DIRECTORSHIPS :- - MALAYSIAN COMMUNITY & EDUCATION FOUNDATION - POWERTEK BERHAD
DATO' JAMALUDIN BIN BRAHIM	590303-01-5609	247, JALAN BUNGOR ROSA SIERRAMAS 47000 SUNGAI BULOH SELANGOR DARUL EHSAN	CHIEF EXECUTIVE OFFICER OTHER DIRECTORSHIPS :- - MALAYSIA VENTURE CAPITAL MANAGEMENT BHD - HEITECH PADU BERHAD

ıny No.
) V

persons holding shares in the **MAXIS COMMUNICATIONS BERHAD** on the **20th** day of **June 2003** (being the date of the return or other authorized date) and an account shares so held:

· if the names in the list are not arranged in alphabetical order, an index sufficient to enable the name of any person in the list to be readily found must be annexed to this list.

ɔ in ster lge ining ulars	Name, I/C No./ Passport No. and Address	+Number of shares held by existing members++	+ Malays and Natives	+ Citizens who are non-Malays and non-natives	+Non-citizens	+Body corporate controlled by Malays and Natives	+Body corporate controlled by citizens who are non-Malays and non-natives	+Body corporate controlled by non-citizen
			Analysis of Shareholdings					
	PLEASE REFER TO FORM 56							

a shareholder is a company, please state its company number, which is the number allocated to it on its incorporation by the Registrar.
ıe aggregate number of shares held, and not the distinctive numbers, must be stated, and the column must be added up throughout so as to make one total to agree with that stated in the summary to have been taken up.
'hen the shares are of different classes threes columns may be subdivided so that the number of each class held any be shown separately. Where any shares have been converted into stocks, particulars of the amount of stock must be shown.
ıe Analysis of Shareholding need not include any column thereunder that is not applicable

ed by: MAXIS COMMUNICATIONS BERHAD
LEVEL 18, MENARA MAXIS,
KUALA LUMPUR CITY CENTRE
OFF JALAN AMPANG
50088 KUALA LUMPUR
ɔ : 23307000

Signature of Secretary
DIPAK KAUR D/O SANGAT SINGH
LS 05204

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

STATUTORY FINANCIAL STATEMENTS

31 DECEMBER 2002

These Audited Statements of Account of The Company with *~~Qualified~~/Unqualified Auditor's Report for the year ended 31 December 2002 were tabled at the Annual General Meeting/ Adjourned Annual General Meeting held on 19 June 2003

Secretary

DIPAK KAUR
LS 5204

0413A3/py

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

DIRECTORS' REPORT

The Directors hereby submit their Report to the members together with the audited financial statements of the Group and of the Company for the financial year ended 31 December 2002.

PRINCIPAL ACTIVITIES

The principal activities of the Company are that of a holder of investments and the provider of services to its subsidiaries. The principal activities of the subsidiaries which contribute substantially to the Group's results are that of an operator of a cellular mobile telephony network, an operator of a national public switched telephony network and provider of internet services and internet application services, and an operator of an international gateway.

There have been no significant changes in the nature of the principal activities of the Group and of the Company during the financial year. During the financial year, the Company acquired the entire equity interest in Advanced Wireless Technologies Sdn. Bhd., details of which are set out in Note 27 to the financial statements.

FINANCIAL RESULTS

	Group RM'000	Company RM'000
Profit after taxation	949,666	371,129

DIVIDENDS

The dividends paid by the Company since the end of the previous financial year were as follows:

	RM'000
In respect of the financial year ended 31 December 2001 as shown in the Directors' report of that year:	
Final gross dividend of 178.1 sen per ordinary share on 157,894,739 ordinary shares, less Malaysian income tax at 28%, paid on 22 April 2002	202,500
Final gross dividend of 339.4 sen per ordinary share on 157,894,739 ordinary shares, tax exempt, paid on 22 April 2002	535,900
	738,400

The Directors have proposed an interim dividend of 6.0 sen per ordinary share, tax exempt, amounting to RM147,052,500 in respect of the financial year ended 31 December 2002, which will be paid on 7 April 2003. The entitlement date for the dividend payment is 19 March 2003.

A holder of a securities account maintained with the Malaysian Central Depository Sdn Bhd ("Depositor") shall qualify for entitlement to the interim dividend only in respect of:

(i) shares deposited into the Depositor's securities account before 4.00 p.m. (Malaysian time) on 19 March 2003 in respect of transfers; and

(ii) shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

DIRECTORS' REPORT (CONTINUED)

DIVIDENDS (CONTINUED)

A final dividend of 12.5 sen per ordinary share, less Malaysian income tax at 28%, amounting to RM220,578,750 has been recommended by the Directors and, subject to the approval of members at the forthcoming Annual General Meeting of the Company, will be paid on a date to be determined.

The total dividends, net of tax, for the financial year ended 31 December 2002 amounts to RM367,631,250 (2001: RM760,000,000).

RESERVES AND PROVISIONS

All material transfers to or from reserves or provisions during the financial year are disclosed in the financial statements.

NON-VOTING REDEEMABLE PREFERENCE SHARES

The Company had on 6 May 2002, issued 203,300 Non-Voting Redeemable Preference Shares ("RPS") of RM1 each at a premium of RM9,999 each by the application of the share premium account. These shares had no voting rights attached to them and ranked in preference to the ordinary shares of the Company.

On 16 May 2002, 114,000 Non-Voting RPS of RM1 each at a premium of RM9,999 each were redeemed by the Company. The nominal value of the Non-Voting RPS of RM1 each were redeemed by the proceeds from the issuance of 2,790 new ordinary shares of RM1 each at a premium of approximately RM39.86 each and the premium of RM9,999 each on the Non-Voting RPS were redeemed by the application of the share premium account.

On 17 May 2002, 89,300 Non-Voting RPS of RM1 each at a premium of RM9,999 each were redeemed by the proceeds from the issuance of 21,857,463 new ordinary shares of RM1 each at a premium of approximately RM39.86 each.

SHARE CAPITAL

On 6 May 2002, the Company created an authorised share capital of 203,300 Non-Voting RPS of RM1 each. These Non-Voting RPS were issued at a premium of RM9,999 each on the same date.

On 18 May 2002, the authorised ordinary share capital of the Company increased from 1,000,000,000 ordinary shares of RM1 each to 1,000,203,300 ordinary shares of RM1 each through the reorganisation of the 203,300 Non-Voting RPS of RM1 each into 203,300 ordinary shares of RM1 each. The authorised share capital was further increased to 20,000,000,000 ordinary shares of RM0.10 each through the creation of 18,999,796,700 ordinary shares of RM0.10 each following a share split to convert the nominal value of the ordinary share capital of the Company from RM1 each to RM0.10 each.

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

DIRECTORS' REPORT (CONTINUED)

SHARE CAPITAL (CONTINUED)

The changes in the issued and fully paid up share capital of the Company during the financial year were as follows:

Date	Purpose of issue	Class of shares	Number of shares	Terms of issue
16 May 2002	Redemption of 114,000 Non-Voting RPS	Ordinary	2,790	At a premium of approximately RM39.86 each for cash
17 May 2002	Redemption of 89,300 Non-Voting RPS	Ordinary	21,857,463	At a premium of approximately RM39.86 each for cash
17 May 2002	Bonus issue	Ordinary	24,245,008	135 new shares for every 1,000 ordinary shares held by the application of the share premium account
18 May 2002	Share split to convert the nominal value per ordinary share from RM1 each to RM0.10 each	Ordinary	1,836,000,000	Not applicable
1 July 2002	Public issue	Ordinary	410,875,000	At a premium of RM4.26 each for 196,668,000 ordinary shares and RM4.75 each for 214,207,000 ordinary shares for cash

The new ordinary shares issued ranked pari passu in all respects with the existing ordinary shares of the Company.

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

DIRECTORS' REPORT (CONTINUED)

DIRECTORS

The Directors who have held office during the period since the date of the last report are as follows:

Y. A. Bhg. Tun Haji Mohammed Hanif bin Omar	
Y.M. Tunku Dato' Seri Mahmud bin Tunku Besar Burhanuddin	
Khoo Teng Bin	
Augustus Ralph Marshall	
Tan Poh Ching	
Y. Bhg. Dato' Jamaludin bin Ibrahim	(appointed on 23 April 2002)
Y.A.M. Dato' Seri Syed Anwar Jamalullail	(appointed on 18 May 2002)
The Lord Killearn	(appointed on 18 May 2002)
Timothy Hugh Ling	(appointed on 18 May 2002)

In accordance with Article 114 of the Company's Articles of Association, Augustus Ralph Marshall retires by rotation at the forthcoming Annual General Meeting and, being eligible, offers himself for re-election.

In accordance with Article 121 of the Company's Articles of Association, Y. Bhg. Dato' Jamaludin bin Ibrahim, Y.A.M. Dato' Seri Syed Anwar Jamalullail, The Lord Killearn and Timothy Hugh Ling, who were appointed during the financial year, retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

Pursuant to Section 129(6) of the Companies Act, 1965, Y.M. Tunku Dato' Seri Mahmud bin Tunku Besar Burhanuddin who has attained the age of 73 years retires at the forthcoming Annual General Meeting and, being eligible, offers himself for re-election.

DIRECTORS' BENEFITS

During and at the end of the financial year, no arrangements subsisted to which the Company is a party, with the object or objects of enabling Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate, except for options over shares granted by the Company to eligible employees including certain Directors of the Company pursuant to the Company's Employee Share Option Scheme ("the Scheme"). The Scheme, which is for the benefit of eligible employees and Executive Directors of the Group was implemented on 1 July 2002 for a period of ten (10) years.

Since the end of the previous financial year, no Director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest, except as disclosed in Note 7 to the financial statements in relation to Directors' remuneration and benefits.

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

DIRECTORS' REPORT (CONTINUED)

DIRECTORS' INTERESTS IN SHARES AND DEBENTURES

According to the register of Directors' shareholdings, the interests of the Directors in shares and options over shares in the Company at the end of the financial year were as follows:

	Number of ordinary shares of RM0.10 each in the Company				
	At 1.1.2002/ appointment date	Bought*	Sold	Transferred	At 31.12.2002
Direct interest					
Y. A. Bhg. Tun Haji Mohammed Hanif bin Omar	0	3,000,000 [1]	0	0	3,000,000
Y. A. M. Dato' Seri Syed Anwar Jamalullail	0	250,000	0	0	250,000
The Lord Killearn	0	100,000 [2]	0	0	100,000
Timothy Hugh Ling	0	250,000 [3]	0	0	250,000
Y.M. Tunku Dato' Seri Mahmud bin Tunku Besar Burhanuddin	0	500,000	10,000	490,000 [4]	0
Khoo Teng Bin	0	500,000 [5]	0	0	500,000
Augustus Ralph Marshall	0	500,000 [6]	0	0	500,000
Tan Poh Ching	0	500,000 [7]	0	0	500,000
Y. Bhg. Dato' Jamaludin bin Ibrahim	0	400,000 [7]	50,000	0	350,000
Indirect interest					
Y. A. Bhg. Tun Haji Mohammed Hanif bin Omar	0	592,527,665[8]	0	0	592,527,665
Y.M. Tunku Dato' Seri Mahmud bin Tunku Besar Burhanuddin	0	490,000[4]	0	0	490,000

* Allotment and issue of new ordinary shares of the Company under the preferential share allocation scheme pursuant to the Initial Public Offering of the Company.

Notes:

(1) Held through a nominee, namely, Bumiputra-Commerce Nominees (Tempatan) Sdn. Bhd.

(2) 85,000 ordinary shares of RM0.10 each held through a nominee, namely, HSBC Nominees (Asing) Sdn. Bhd.

(3) 41,000 ordinary shares of RM0.10 each held through a nominee, namely, RHB Capital Nominees (Asing) Sdn. Bhd., and 209,000 ordinary shares of RM0.10 each held through a nominee, namely, HSBC Nominees (Asing) Sdn. Bhd.

(4) The Director transferred 490,000 ordinary shares of RM0.10 each to Saluran Masyhur Sdn. Bhd., a company in which he has a 99% direct equity interest on 25 October 2002.

(5) Held through a nominee, namely, EB Nominees (Tempatan) Sendirian Berhad.

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

DIRECTORS' REPORT (CONTINUED)

DIRECTORS' INTERESTS IN SHARES AND DEBENTURES (CONTINUED)

(6) Held through a nominee, namely, Bumiputra-Commerce Nominees (Tempatan) Sdn. Bhd.

(7) Held through a nominee, namely, RHB Capital Nominees (Tempatan) Sdn. Bhd.

(8) The Director is deemed to have an interest in the shares of the Company in which Harapan Nusantara Sdn. Bhd. ("Harapan Nusantara") has an interest, by virtue of his interest in Harapan Nusantara. Harapan Nusantara is deemed to have an interest in all of the shares of the Company in which Mujur Anggun Sdn. Bhd., Cabaran Mujur Sdn. Bhd., Anak Samudra Sdn. Bhd. ("ASSB"), Dumai Maju Sdn. Bhd. ("DMSB"), Nusantara Makmur Sdn. Bhd. ("NMSB"), Usaha Kenanga Sdn. Bhd. ("UKSB") and Tegas Sari Sdn. Bhd. ("TSSB") (the "Harapan Nusantara Subsidiaries") have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of not less than 15 per cent of the equity interest in the Harapan Nusantara Subsidiaries. Mujur Anggun Sdn. Bhd., ASSB, DMSB, NMSB and UKSB hold their respective interests in the Company as trustees under discretionary trusts for Bumiputra objects. As such, the Director and Harapan Nusantara do not have any economic interest in these shares.

	Number of options over ordinary shares of RM0.10 each in the Company			
	At 1.1.2002/ appointment date	Granted	Exercised	At 31.12.2002
Y. Bhg. Dato' Jamaludin bin Ibrahim	0	2,293,578	0	2,293,578

The share options were granted pursuant to the Scheme and entitled Y. Bhg. Dato' Jamaludin bin Ibrahim to subscribe for 2,293,578 new ordinary shares of RM0.10 each at an exercise price of RM4.36 per ordinary share.

None of the Directors in office at the end of the financial year held any shares in or debentures of the subsidiaries or related corporations.

EMPLOYEES SHARE OPTION SCHEME

The Scheme was implemented on 1 July 2002 for the benefit of eligible employees and full-time Executive Directors of the Group.

The Scheme Committee appointed by the Directors to administer the Scheme, may from time to time offer options to eligible employees of the Group to subscribe for new ordinary shares of RM0.10 each in the Company.

The salient features of the Scheme are as follows:

(a) The total number of shares which may be issued under the Scheme shall not exceed in aggregate 10% of the Company's issued and paid up share capital at any time during the existence of the Scheme;

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

DIRECTORS' REPORT (CONTINUED)

EMPLOYEES SHARE OPTION SCHEME (CONTINUED)

(b) Subject to the discretion of the Directors, any employees whose employment has been confirmed and any Executive Directors holding office in a full-time executive capacity of the Group, shall be eligible to participate in the Scheme;

(c) The number of new shares that may be offered under the Scheme shall be at the discretion of the Directors after taking into consideration the performance, seniority and number of years of service as well as the employees actual or potential contribution to the Group;

(d) In the event of a change in the capital structure of the Company except under certain circumstances, the Directors may make or provide for adjustments to be made in the option price and/or in the number of shares covered by outstanding options as the Directors in its discretion may in good faith determine to be equitably required in order to prevent dilution or enlargement of the rights of the Optionee or provide for adjustments in the number of shares to give the Optionee the same proportion of the issued ordinary share capital of the Company to which the Optionee was previously entitled;

(e) The price at which the Optionee may exercise in respect of a share shall be as follows:

(i) in respect of the initial grant, the price shall be the price at which a share is subscribed for by a retail investor under the Initial Public Offering which is at RM4.36 per ordinary share; or

(ii) in respect of subsequent grants, the price shall be the higher of the weighted average of the market price quoted for the five (5) market days immediately preceding the date on which the option is granted less, if the Directors shall so determine at their discretion from time to time or a discount of not more than 10% or the par value of an ordinary share.

(f) The options shall become exercisable to the extent of one-third (1/3rd) of the shares granted on each of the first three anniversaries from 1 July 2002 provided the Optionee have been in continuous service with the Group throughout the period. The basis on which the options may be exercised by virtue of By-Law 7.1 of the Scheme is as follows:

Number of options granted and unexercised as at 31 December 2002	Number of options exercisable 2003	2004	2005
35,012,578	11,982,000	11,807,000	11,223,578

(g) Subject to paragraph (f) above, an Optionee may exercise an option in whole or in part in multiples of 1,000 shares only at such time in accordance with any guidelines as may be prescribed by the Directors from time to time;

(h) Shares issued upon the exercise of an option shall rank pari passu in all respects with the then existing issued shares save that they will not entitle the holders thereof to receive any rights and bonus issues which entitlement date precedes the date of the exercise of the option or to any dividend or other distribution declared to the shareholders of the Company as at a date which precedes the date of the exercise of the option and to dividends which relate to a financial year that precedes the date of the exercise of the option and will be subject to all the provisions of the Memorandum and Articles of Association of the Company.

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD

(Incorporated in Malaysia)

DIRECTORS' REPORT (CONTINUED)

EMPLOYEES SHARE OPTION SCHEME (CONTINUED)

The list of employees with number of options granted above 150,000 ordinary shares of RM0.10 each were as follows:

Date of offer	Name of Optionee	Option price	Number of options over ordinary shares of RM0.10 each in the Company		
			Granted	Exercised	At 31.12.2002
1.7.2002	Ross Chia Boon Khim	RM4.36	300,000	0	300,000
1.7.2002	Meharani a/p Ramasamy	RM4.36	216,000	0	216,000
1.7.2002	Kiang Chew Peng	RM4.36	180,000	0	180,000
1.7.2002	Azmi Haji Ujang	RM4.36	180,000	0	180,000
1.7.2002	Lee Chin Yik	RM4.36	162,000	0	162,000
1.7.2002	James Edward Alexander Brodie	RM4.36	150,000	0	150,000

The Company has been granted exemption by the Companies Commission of Malaysia from having to disclose the name of employees who have been granted options below 150,000 ordinary shares of RM0.10 each.

The movements during the financial year in the number of options over the shares in the Company are as follows:

	2002
As at 1 January 2002	0
Granted	35,263,578
Lapsed	(251,000)
Exercised	0
As at 31 December 2002	35,012,578

SIGNIFICANT EVENTS

The significant events during the financial year were as follows:

(i) Admission to the Main Board Of The Kuala Lumpur Stock Exchange

On 8 July 2002, the Company's entire issued and paid up share capital of RM245,087,500 comprising 2,450,875,000 ordinary shares of RM0.10 each were admitted to the Official List of the Kuala Lumpur Stock Exchange and these shares were listed and quoted on the Main Board under the "Trading/Services" sector on the same date.

(ii) Award of a 3G Spectrum Assignment

The Malaysian Communications and Multimedia Commission ("MCMC") assigned a 3G Spectrum Assignment to UMTS (Malaysia) Sdn. Bhd., a wholly owned subsidiary of the Company, subject to the MCMC's acceptance of the Detailed Business Plan, which has been submitted to the MCMC in December 2002.

SIGNIFICANT EVENTS (CONTINUED)

(iii) Proposed Acquisition of TIMECel Sdn Bhd ("TIMECel")

The Company entered into a Conditional Sale and Purchase agreement with Time dotCom Berhad to acquire the entire issued and paid up share capital of TIMECel for RM1,325 million and the Company's undertaking to procure TIMECel to settle up to an amount of RM150 million in TIMECel Inter-Company Loans. The proposed acquisition is anticipated to be completed by the first half of 2003.

STATUTORY INFORMATION ON THE FINANCIAL STATEMENTS

Before the income statements and balance sheets of the Group and of the Company were made out, the Directors took reasonable steps:

(a) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of allowance for doubtful debts and satisfied themselves that all known bad debts had been written off and that adequate allowance had been made for doubtful debts; and

(b) to ensure that any current assets, other than debts, which were unlikely to realise in the ordinary course of business their values as shown in the accounting records of the Group and of the Company have been written down to amounts which they might be expected so to realise.

At the date of this Report, the Directors are not aware of any circumstances:

(a) which would render the amounts written off for bad debts or the amount of the allowance for doubtful debts in the financial statements of the Group and of the Company inadequate to any substantial extent; or

(b) which would render the values attributed to current assets in the financial statements of the Group and of the Company misleading; or

(c) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate.

No contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Group or of the Company to meet their obligations when they fall due.

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

DIRECTORS' REPORT (CONTINUED)

STATUTORY INFORMATION ON THE FINANCIAL STATEMENTS (CONTINUED)

At the date of this Report, there does not exist:

(a) any charge on the assets of the Group and of the Company which has arisen since the end of the financial year which secures the liability of any other person; or

(b) any contingent liability of the Group and of the Company which has arisen since the end of the financial year.

At the date of this Report, the Directors are not aware of any circumstances not otherwise dealt with in this Report or the financial statements which would render any amount stated in the financial statements misleading.

In the opinion of the Directors,

(a) the results of the Group's and of the Company's operations during the financial year were not substantially affected by any item, transaction or event of a material and unusual nature; and

(b) there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely to affect substantially the results of the operations of the Group or of the Company for the financial year in which this report is made except as disclosed in Note 32 to the financial statements.

AUDITORS

The auditors, PricewaterhouseCoopers, have expressed their willingness to continue in office.

Signed on behalf of the Board of Directors in accordance with their resolution dated 27 February 2003.

TUN HAJI MOHAMMED HANIF BIN OMAR
DIRECTOR

DATO' JAMALUDIN BIN IBRAHIM
DIRECTOR

Kuala Lumpur

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

INCOME STATEMENTS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002

	Note	Group		Company	
		2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Revenue	6	3,768,706	3,031,305	453,412	881,900
Interconnect expenses and direct cost of sales		(966,094)	(805,079)	0	0
Gross profit		2,802,612	2,226,226	453,412	881,900
Other operating income		37,872	24,580	23,920	7,294
Administrative expenses		(818,427)	(772,182)	(16,619)	(29,573)
Network operation costs		(609,727)	(596,384)	0	0
Other operating expenses		(40,876)	(36,761)	(900)	(365)
Profit from operations	7	1,371,454	845,479	459,813	859,256
Finance costs	8	(90,665)	(67,868)	(812)	(122)
Profit before taxation		1,280,789	777,611	459,001	859,134
Taxation	9	(331,123)	(176,684)	(87,872)	(97,025)
Profit after taxation		949,666	600,927	371,129	762,109
Earnings per share:					
- Basic (sen)	10	42.4	29.8		
- Diluted (sen)	10	42.3	29.8		
Gross dividend per share (sen)	11	18.5	536.5		

The notes on pages 17 to 56 form part of these financial statements.

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

BALANCE SHEETS AS AT 31 DECEMBER 2002

	Note	Group		Company	
		2002	2001	2002	2001
		RM'000	RM'000	RM'000	RM'000
NON-CURRENT ASSETS					
Property, plant and equipment	12	3,630,277	3,216,293	25,362	30,584
Investments in subsidiaries	13	0	0	8,532	94,532
		3,630,277	3,216,293	33,894	125,116
CURRENT ASSETS					
Inventories	14	215,532	90,534	0	0
Debtors	15	604,343	469,466	57,685	5,050
Amounts due from subsidiaries	18	0	0	2,129,238	3,174,540
Deposits with licensed banks	16	1,821,119	791,633	1,570,111	45,350
Cash and bank balances	17	28,636	26,281	146	27
		2,669,630	1,377,914	3,757,180	3,224,967
CURRENT LIABILITIES					
Provisions for liabilities and charges	19	87,032	58,614	0	0
Creditors	20	1,924,723	1,604,082	83,177	67,086
Amounts due to a subsidiary	18	0	0	128,750	0
Borrowings (interest bearing)	21	57,706	143,316	0	22,112
Bank balances	25	0	1,233	0	75
Taxation		64,072	20,910	0	1,906
Dividends payable		0	738,400	0	738,400
		2,133,533	2,566,555	211,927	829,579
NET CURRENT ASSETS/(LIABILITIES)		536,097	(1,188,641)	3,545,253	2,395,388
NON-CURRENT LIABILITIES					
Creditors (interest bearing)	20	250,179	199,172	0	0
Borrowings (secured and interest bearing)	21	727,300	339,458	0	0
Deferred taxation	22	141,345	78,652	0	0
		1,118,824	617,282	0	0
		3,047,550	1,410,370	3,579,147	2,520,504
CAPITAL AND RESERVES					
Share capital	23	245,088	157,895	245,088	157,895
Share premium		3,265,040	2,664,719	3,265,040	2,664,719
Capital redemption reserve		890	0	0	0
Proposed dividend reserve		367,631	0	367,631	0
Accumulated losses		(831,099)	(1,412,244)	(298,612)	(302,110)
		3,047,550	1,410,370	3,579,147	2,520,504

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

STATEMENT OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002

		Issued and fully paid ordinary shares of RM0.10 (2001: RM1) each		Non-distributable				
Group	Note	Number of shares '000	Nominal value RM'000	Share premium RM'000	Capital redemption reserve RM'000	Proposed dividend reserve RM'000	Accumulated losses RM'000	Total RM'000
As at 1 January 2001		157,895	157,895	2,664,719	0	0	(1,253,171)	1,569,443
Profit after taxation		0	0	0	0	0	600,927	600,927
Dividend for the financial year ended 31 December 2001	11	0	0	0	0	0	(760,000)	(760,000)
As at 31 December 2001		157,895	157,895	2,664,719	0	0	(1,412,244)	1,410,370
Issue of 203,300 Non-Voting RPS of RM1 each at a premium of RM9,999 each		0	0	(2,033,000)	0	0	0	(2,033,000)
Issue of ordinary shares:								
- 2,790 ordinary shares of RM1 each at a premium of approximately RM39.86 each		3	3	111	0	0	0	114
- 21,857,463 ordinary shares of RM1 each at a premium of approximately RM39.86 each		21,857	21,857	871,143	0	0	0	893,000
- 24,245,008 bonus issue of ordinary shares of RM1 each		24,245	24,245	(24,245)	0	0	0	0
- 1,836,000,000 ordinary shares share split to convert the nominal value from RM1 each to RM0.10 each		1,836,000	0	0	0	0	0	0
- 410,875,000 ordinary shares of RM0.10 each issued pursuant to the Initial Public Offering		410,875	41,088	1,855,289	0	0	0	1,896,377
Share issue costs		0	0	(68,977)	0	0	0	(68,977)
Profit after taxation		0	0	0	0	0	949,666	949,666
Capital redemption reserve created for the redemption of the nominal value of 890,000 Non-Voting RPS of RM1 each by a subsidiary		0	0	0	890	0	(890)	0
Transfer to proposed dividend reserve	11	0	0	0	0	367,631	(367,631)	0
As at 31 December 2002		2,450,875	245,088	3,265,040	890	367,631	(831,099)	3,047,550

The notes on pages 17 to 56 form part of these financial statements.

Company No.
158400 V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

STATEMENT OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002 (CONTINUED)

Company	Note	Issued and fully paid ordinary shares of RM0.10 (2001: RM1) each — Number of shares '000	Nominal value RM'000	Non-distributable — Share premium RM'000	Capital redemption reserve RM'000	Proposed dividend reserve RM'000	Accumulated losses RM'000	Total RM'000
As at 1 January 2001		157,895	157,895	2,664,719	0	0	(304,219)	2,518,395
Profit after taxation		0	0	0	0	0	762,109	762,109
Dividends for the financial year ended 31 December 2001	11	0	0	0	0	0	(760,000)	(760,000)
As at 31 December 2001		157,895	157,895	2,664,719	0	0	(302,110)	2,520,504
Issue of 203,300 Non-Voting RPS of RM1 each at a premium of RM9,999 each		0	0	(2,033,000)	0	0	0	(2,033,000)
Issue of ordinary shares:								
- 2,790 ordinary shares of RM1 each at a premium of approximately RM39.86 each		3	3	111	0	0	0	114
- 21,857,463 ordinary shares of RM1 each at a premium of approximately RM39.86 each		21,857	21,857	871,143	0	0	0	893,000
- 24,245,008 bonus issue of ordinary shares of RM1 each		24,245	24,245	(24,245)	0	0	0	0
- 1,836,000,000 ordinary shares share split to convert the nominal value from RM1 each to RM0.10 each		1,836,000	0	0	0	0	0	0
- 410,875,000 ordinary shares of RM0.10 each issued pursuant to the Initial Public Offering		410,875	41,088	1,855,289	0	0	0	1,896,377
Share issue costs		0	0	(68,977)	0	0	0	(68,977)
Profit after taxation		0	0	0	0	0	371,129	371,129
Transfer to proposed dividend reserve	11	0	0	0	0	367,631	(367,631)	0
As at 31 December 2002		2,450,875	245,088	3,265,040	0	367,631	(298,612)	3,579,147

The notes on pages 17 to 56 form part of these financial statements.

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

CASH FLOW STATEMENTS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002

	Note	Group		Company	
		2002	2001	2002	2001
		RM'000	RM'000	RM'000	RM'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Profit after taxation		949,666	600,927	371,129	762,109
Adjustments for:					
Bad debts written off		45,332	41,486	0	0
Depreciation of property, plant and equipment		548,595	399,670	5,488	7,150
Dividend income		0	0	(453,412)	(881,900)
Loss/(gain) on disposal of property, plant and equipment		325	(1,695)	2	(839)
Interest income		(37,198)	(22,430)	(20,214)	(722)
Interest expense		54,249	67,868	812	122
Syndicated loans documentation fees		36,416	0	0	0
Allowance/(write-back of allowance) for:					
- inventories' obsolescence		6,527	(1,834)	0	0
- diminution in value of other investments		0	(2,475)	0	0
- doubtful debts		15,733	40,289	0	0
- write down of identified network costs		0	189,861	0	0
Taxation		331,123	176,684	87,872	97,025
Property, plant and equipment written off		36	4,852	27	0
Provision for:					
- staff incentive scheme		16,267	25,203	0	0
- site rectification works		20,441	0	0	0
- legal claims and network construction costs		12,793	5,607	0	0
Unrealised loss/(gain) on foreign exchange		997	(7,998)	2	148
Gain on disposal of other investments		0	(68)	0	0
		2,001,302	1,515,947	(8,294)	(16,907)
(Increase)/decrease in inventories		(131,525)	6,048	0	0
Increase in debtors		(193,632)	(204,743)	(50,871)	(291)
Increase in creditors		397,884	418,849	23,717	45,147
Decrease/(increase) in intercompany balances		0	0	808,475	(173,909)
Cash generated from/(used in) operations		2,074,029	1,736,101	773,027	(145,960)
Interest received		36,652	22,424	20,213	621
Taxation paid		(227,032)	(90,312)	(5,761)	(499)
Payments under staff incentive scheme		(15,572)	(13,468)	0	0
Payments of legal claims		(5,511)	(489)	0	0
Dividends received		0	0	733,208	51,840
Net cash flow from operating activities		1,862,566	1,654,256	1,520,687	(93,998)

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

CASH FLOW STATEMENTS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002 (CONTINUED)

	Note	Group 2002 RM'000	Group 2001 RM'000	Company 2002 RM'000	Company 2001 RM'000
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of property, plant and equipment	24	(964,086)	(1,031,084)	(298)	(432)
Proceeds from disposal of property, plant and equipment		1,146	2,989	3	856
Proceeds from redemption of Non-Voting RPS		0	0	89,000	0
Proceeds from promissory notes redeemed and disposal of other investment		0	2,792	0	0
Purchase of shares in subsidiaries		0	0	(3,000)	0
Net cash flow on acquisition of subsidiaries	27	(4)	0	0	0
Net cash flow from investing activities		(962,944)	(1,025,303)	85,705	424
CASH FLOWS FROM FINANCING ACTIVITIES					
Decrease in deposits, cash and bank balances pledged as security		0	61,947	0	0
Repayment of hire purchase and finance lease principals and interests		(11,198)	(12,626)	(4)	(431)
Draw down of syndicated loans		1,060,000	0	0	0
Repayment of term and syndicated loans		(739,397)	(361,495)	0	0
Interest paid		(58,915)	(74,765)	(811)	(20)
Syndicated loans documentation fees paid		(36,416)	0	0	0
Dividends paid		(738,400)	(21,600)	(738,400)	(21,600)
Proceeds from issuance of shares		2,789,491	0	2,789,491	0
Payments on redemption of Non-Voting RPS		(2,033,000)	0	(2,033,000)	0
Payments of share issue costs and listing expenses		(76,604)	0	(76,604)	0
Net cash flow from financing activities		155,561	(408,539)	(59,328)	(22,051)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		1,055,183	220,414	1,547,064	(115,625)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR		794,489	574,075	23,193	138,818
CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR	25	1,849,672	794,489	1,570,257	23,193

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2002

1 GENERAL INFORMATION

The principal activities of the Company are that of a holder of investments and the provider of services to its subsidiaries. The principal activities of the Group which contribute significantly to its results are that of an operator of a cellular mobile telephony network, an operator of a national public switched telephony network and provider of internet services and internet application services, and an operator of an international gateway. There have been no significant changes in the principal activities of the Group and of the Company during the financial year.

The Group had, as at 31 December 2002, 2,517 (2001: 2,462) employees comprising 2,482 (2001: 2,444) permanent employees and 35 (2001: 18) contract staff with at least a one year service contract.

The Company is a public limited liability company, incorporated and domiciled in Malaysia, and listed on the Main Board of the Kuala Lumpur Stock Exchange.

The address of the registered office of business of the Company is as follows:

Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur

The address of the principal place of business of the Company is as follows:

Level 9 - 23, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur

2 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The significant financial risks in which the Group is exposed to arising from its business activities are mainly currency exchange, credit and interest rate risks. Straightforward derivative financial instruments are utilised by the Group to lower funding costs and to achieve greater certainty of future costs. The Group does not enter into derivative financial instruments for trading purposes.

(a) Currency Exchange Risk Management

The objectives of the Group's foreign exchange policies are to allow the Group to effectively manage exposures that arise from trading activities within a framework of controls that minimise short term impact of foreign currency fluctuations. Forward exchange contracts are used to manage foreign exchange exposures arising from all known material foreign currency commitments (except for US Dollar which currently is on a fixed exchange rate with the Ringgit Malaysia) as and when they arise.

(b) Credit Risk Management

The Group is exposed to credit risk related losses in the event of non-performance by third parties to derivative financial instruments but it does not expect any third parties to fail to meet their obligations given the Group's policy of selecting only creditworthy third parties.

2 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(b) Credit Risk Management (continued)

The Group has no significant concentration of credit risk. The majority of its deposits are placed with financial institutions that are under the supervision of Bank Negara Malaysia.

(c) Interest Rate Risk Management

The Group's exposure to interest rate risk arise predominantly from assets and liabilities bearing variable interest rates. The Group's policy is to monitor the interest rate and take appropriate action where necessary.

3 BASIS OF ACCOUNTING

The financial statements have been prepared under the historical cost convention and in accordance with applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965.

The preparation of financial statements in conformity with applicable approved accounting standards and the provisions of the Companies Act, 1965 require the Directors to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses during the reported financial year. Actual results could differ from those estimates.

The Group and the Company have adopted for the first time and have applied prospectively the Malaysian Accounting Standards Board ("MASB") Standard 24 "Financial Instruments: Disclosure and Presentation" during the financial year.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been used consistently in dealing with items which are considered material in relation to the financial statements.

(a) Basis of consolidation

The Group financial statements include the financial statements of the Company and its subsidiaries for the entire financial year. Subsidiaries are consolidated using the acquisition method of accounting. Under this method, the results of subsidiaries acquired or disposed during the financial year are included in the consolidated income statement from the date of acquisition or up to the date of their disposal.

At the date of acquisition, the fair values of the subsidiaries' net assets are determined and these values are reflected in the consolidated financial statements. The excess of the cost of acquisition over the fair value of the Group's share of the subsidiaries' identifiable net assets at the date of acquisition is reflected as goodwill on consolidation.

Goodwill is included in the balance sheet as an intangible asset. Capitalised goodwill is amortised using the straight line method over its estimated useful life or twenty (20) years, whichever is shorter.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a) Basis of consolidation (continued)

All intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless cost cannot be recovered.

The gain or loss on disposal of a subsidiary is the difference between the net disposal proceeds and the Group's share of its net assets.

(b) Property, plant and equipment

Property, plant and equipment, except for freehold land, are stated at cost less accumulated depreciation and allowance for write down of identified network costs.

Freehold land is stated at cost and is not depreciated.

Long term leasehold land is land with a remaining lease period exceeding fifty (50) years. Leasehold land is amortised over the period of the lease on a straight line method. The principal annual amortisation rates used are as follows:

Long term leasehold land	1% - 2%
Short term leasehold land	2% - 3%

Buildings, telecommunications equipment, motor vehicles and office furniture, fittings and equipment are depreciated on the straight line method to write off the cost of each category of asset to its residual value over its estimated useful life. The principal annual depreciation rates used are as follows:

Buildings	2%
Telecommunications equipment	10% - 17%
Submarine cables (included within telecommunications equipment)	4% - 10%
Motor vehicles	20%
Office furniture, fittings and equipment	15% - 20%

Capital work-in-progress is not depreciated.

Included in telecommunications equipment are costs associated with the acquisition of computer software programmes which are unique software programmes used by the Group and have probable economic benefits exceeding the costs beyond one financial year.

Where an indication of impairment exists, the carrying amount of the asset is assessed and written down immediately to its recoverable amount.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalised as part of the cost of the asset during the period that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

Gains and losses on disposal are determined by comparing proceeds with carrying amounts and are included in profit/(loss) from operations.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c) Deferred taxation

The tax expense is determined on the basis of tax effect accounting using the liability method. Deferred taxation is recognised for timing differences except when there is reasonable evidence that such timing differences will not reverse in the foreseeable future. The tax effect of timing differences that result in a debit balance or a debit to the deferred tax balance is not carried forward unless there is a reasonable expectation of its realisation.

The potential tax saving relating to a tax loss carry forward is only recognised if there is assurance beyond any reasonable doubt that future taxable income will be sufficient for the benefit of the loss to be realised.

(d) Foreign currencies

Foreign currency transactions are translated into Ringgit Malaysia at exchange rates ruling at the transaction dates. Monetary assets and liabilities in foreign currencies at the balance sheet date are translated into Ringgit Malaysia at exchange rates ruling at that date.

Exchange differences arising from the translation of foreign currencies are dealt with through the income statement.

The principal closing rates used in translation of foreign currency amounts were as follows:

Foreign currency	2002 RM	2001 RM
1 USD	3.80	3.80
1 GBP	6.09	5.51
1 SGD	2.19	2.05
1 DEM*	N/A	1.72
1 SDR**	5.15	4.77
1 EURO	3.98	3.36

* with effect from 1 January 2002, DEM is no longer in use and has been replaced by EURO.

** represents Special Drawing Rights, the average international accounting settlement rate with international carriers.

(e) Investments in subsidiaries

A subsidiary is an enterprise in which the Group controls the composition of its Board of Directors and/or more than half of the voting power and/or holds more than half of its issued ordinary share capital.

Investments in subsidiaries are stated at cost. Where an indication of impairment exists, the carrying amount of the investment is assessed and written down immediately to its recoverable amount.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f) Other investments

Long term investments are shown at cost and allowance is only made where, in the opinion of the Directors, there is a permanent diminution in value. Permanent diminution in value of an investment is recognised as an expense in the financial year in which the diminution is identified.

On disposal of an investment, the difference between the net disposal proceeds and its carrying amount is charged/credited to the income statement.

(g) Inventories

Inventories, which comprise telecommunications components and incidentals, are stated at the lower of cost and net realisable value. Cost includes the actual cost of materials and incidentals in bringing the inventories to their present location and condition, and is determined on a weighted average basis.

(h) Finance lease and hire purchase

Leases and hire purchase of property, plant and equipment where the Group and the Company assumes substantially all the benefits and risks of ownership are classified as finance leases.

Finance leases are capitalised at the estimated fair value of the underlying lease payments at the date of the inception. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of return on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in borrowings. The interest element of the finance charge is charged to the income statement over the lease period.

Property, plant and equipment acquired under finance lease and hire purchase agreements are depreciated over the useful life of the asset. If there is no reasonable certainty that the ownership will be transferred to the Group or the Company, the asset is depreciated over the shorter of the lease term and its useful life.

(i) Operating leases

Leases of assets under which all benefits and risks of ownership are effectively retained by the lessors are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight line basis over the period of the lease.

(j) Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand, deposits held at call with licensed banks, bank overdrafts and short term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Deposits held as pledged securities for term loans are not included as cash and cash equivalents.

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2002 (CONTINUED)

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k) Revenue recognition

Revenue of mobile postpaid services, public switched telephony services, internet services and internet application services are recognised at the time of customer usage and services rendered. Service discounts and incentives are accounted as a reduction of revenue when granted.

Amounts unutilised on certain mobile postpaid rate plans are deferred up to three months, failing which, such revenue will be recognised as breakage revenue.

Mobile prepaid revenues comprise sales of starter packs and prepaid top-up-tickets. Revenues from sales of starter packs are recognised at the point of sale to customers and distributors. Revenues from sales of prepaid top-up-tickets are recognised on usage. Any amounts unutilised are deferred up to a maximum of ninety (90) days from the date of activation of the prepaid top-up-tickets, failing which, such revenue will be recognised as breakage revenue.

Revenue earned from carriers for international gateway services are recognised at the time in which calls occur and services rendered.

Dividend income is recognised when the shareholders' right to receive payment is established.

Interest income is recognised on an accruals basis based on the prevailing interest rate.

(l) Debtors

Debtors are carried at anticipated realisable value. Allowance is made for doubtful debts based on specific review of outstanding balances at the balance sheet date. Bad debts are written off during the financial year in which they are identified.

(m) Deferred income

Deferred income represents unutilised air time of prepaid top-up-tickets sold to customers and distributors and unutilised airtime on certain postpaid rate plans.

(n) Defined contribution plan

The Group's and the Company's contributions to the Employees' Provident Fund are charged to the income statement in the financial year in which they relate.

(o) Provisions for liabilities and charges

Provision for site rectification works is made based on past trend of costs for rectification works to be carried out to fulfil new regulatory guidelines and requirements.

Provision for staff incentive scheme is made based on management's best estimate of the amount payable based on the performance of the individual employees and subsidiaries within the Group.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Provisions for liabilities and charges (continued)

Provisions for legal claims and network construction costs are made in respect of network construction projects which are under notices of termination, negotiations for settlements and the costs in respect of obligations under network construction contracts.

(p) Financial instruments

Financial instruments carried in the balance sheet include cash and bank balances, receivables, payables and borrowings. The particular recognition methods are disclosed in the individual policy statements associated with each item.

Foreign currency contracts protect the Group and the Company from movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Exchange gains and losses arising on contracts entered into as hedges of anticipated future transactions are deferred until the date of such transaction, at which time they are included in the measurement of such transactions.

All other exchange gains and losses relating to hedge instruments are recognised in the income statement in the same financial period as the exchange differences on the underlying hedged items. Gains and losses on contracts which are no longer designed as a hedge, are included in the income statement.

Fair value estimation for disclosure purposes

In assessing the value of financial instruments, the Group and the Company make certain assumptions and apply the discounted cash flow method to discount future cash flows to determine the fair value of financial instruments. The fair values of financial liabilities are estimated by discounting future cash flows at current market interest rate available to the Group and the Company.

The fair values for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values.

(q) Trade and other creditors

Trade and other creditors, including accruals represent liabilities for goods and services provided to the Group and the Company prior to the end of the financial year and which are unpaid.

(r) Borrowings

Borrowings are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Zero coupon promissory notes are recorded at their principal amount due.

Interest is accrued over the period it becomes due and is recorded as part of other accruals.

(s) Share capital

(i) Classification

Ordinary shares with discretionary dividends are classified as equity.

(ii) Share issue costs

External costs directly attributable to the issue of new shares are shown as a deduction, net of tax, in equity from the proceeds.

(t) Redeemable preference shares

Redeemable preference shares which provide for mandatory redemption are included in liabilities, as they are in substance, borrowings. Dividends payable on the shares are recognised in the income statement as finance costs on an accruals basis.

5 SEGMENT REPORTING

The Group is organised into three main business segments:

- Mobile – supplies mobile communication services to businesses, individuals and other operators;
- Fixed line and internet – provides a domestic fixed line network which offers voice and data services; and
- International gateway – provides an international gateway network which offers cross border interconnect services.

These Group results incorporate those of mobile, fixed line and internet and international gateway of which the mobile operation represents the substantial part of the Group's activities. Other operations of the Group which represents the other operating subsidiaries within the Group, include investment holding, property investment holding and management services, none of which are currently of a sufficient size to be reported separately. Inter-segment sales comprise leased line charges, interconnect charges and charges for share of common assets and common expenses transacted on normal commercial terms that are no more favourable than that available to other third parties.

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2002 (CONTINUED)

5 SEGMENT REPORTING (CONTINUED)

(a) Business segments

Revenue

	External revenue RM'000	Inter-segment revenue RM'000	Total revenue RM'000
Financial year ended 31.12.2002			
Mobile	3,514,095	15,578	3,529,673
Fixed line and internet	129,838	278,312	408,150
International gateway	124,773	107,938	232,711
Other operations	0	1,056	1,056
Eliminations	0	(402,884)	(402,884)
Group	3,768,706	0	3,768,706
Financial year ended 31.12.2001			
Mobile	2,780,303	23,475	2,803,778
Fixed line and internet	150,966	210,323	361,289
International gateway	100,036	199,376	299,412
Other operations	0	1,054	1,054
Eliminations	0	(434,228)	(434,228)
Group	3,031,305	0	3,031,305

Results

	Financial year ended 31.12.2002 RM'000	Financial year ended 31.12.2001 RM'000
Mobile	1,172,551	913,161
Fixed line and internet	144,075	(181,538)
International gateway	30,942	113,832
Other operations	(13,454)	(22,558)
Eliminations	142	152
Group	1,334,256	823,049
Interest income	37,198	22,430
Profit from operations	1,371,454	845,479
Finance costs	(90,665)	(67,868)
Profit before taxation	1,280,789	777,611
Taxation	(331,123)	(176,684)
Profit after taxation	949,666	600,927

Company No. 158400 V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2002 (CONTINUED)

5 SEGMENT REPORTING (CONTINUED)

(a) Business segments (continued)

Other information

	As at 31.12.2002 RM'000	As at 31.12.2001 RM'000
Segment assets		
Mobile	3,419,745	3,459,279
Fixed line and internet	1,010,180	870,057
International gateway	190,370	145,265
Other operations	1,673,280	104,623
	6,293,575	4,579,224
Unallocated assets	6,332	14,983
Group	6,299,907	4,594,207
Segment liabilities		
Mobile	1,924,346	1,466,093
Fixed line and internet	174,173	241,536
International gateway	80,071	88,180
Other operations	83,344	805,692
	2,261,934	2,601,501
Unallocated liabilities	990,423	582,336
Group	3,252,357	3,183,837
Capital expenditure*		
Mobile	844,522	687,773
Fixed line and internet	87,169	290,782
International gateway	32,851	52,099
Other operations	493	430
Group	965,035	1,031,084
Depreciation		
Mobile	417,801	267,543
Fixed line and internet	113,022	116,715
International gateway	11,961	6,919
Other operations	5,811	8,493
Group	548,595	399,670

* Capital expenditure comprises additions to property, plant and equipment during the financial year.

Company No.
158400 | V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2002 (CONTINUED)

5 SEGMENT REPORTING (CONTINUED)

(a) Business segments (continued)

Significant non-cash items are as follows:

	Mobile RM'000	Fixed line and internet RM'000	International gateway RM'000	Other operations RM'000	Group RM'000
Financial year ended 31.12.2002					
Bad debts written off	43,512	1,820	0	0	45,332
Allowance/(write-back of allowance) for:					
- inventories' obsolescence	10,033	(3,506)	0	0	6,527
- doubtful debts	(4,041)	8,986	10,788	0	15,733
Provision/(write-back of provision) for:					
- staff incentive scheme	17,833	(1,411)	(155)	0	16,267
- site rectification works	20,441	0	0	0	20,441
- legal claims and network construction costs	0	12,793	0	0	12,793
Unrealised (gain)/loss on foreign exchange	(537)	34	1,498	2	997
Financial year ended 31.12.2001					
Bad debts written off	40,413	1,073	0	0	41,486
Allowance/(write-back of allowance) for:					
- inventories' obsolescence	1,765	(3,599)	0	0	(1,834)
- diminution in value of other investments	(1,180)	(1,295)	0	0	(2,475)
- doubtful debts	14,750	14,071	4,623	6,845	40,289
- write down of identified network costs	0	189,861	0	0	189,861
Provision for:					
- staff incentive scheme	21,736	3,018	449	0	25,203
- legal claims and network construction costs	0	5,607	0	0	5,607
Unrealised (gain)/loss on foreign exchange	(7,224)	(636)	(286)	148	(7,998)

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2002 (CONTINUED)

5 SEGMENT REPORTING (CONTINUED)

(b) Geographical segments

The Group's business segments operate from Malaysia only. In determining the geographical segments of the Group, revenues are based on the country in which the customer or international operator is located. There are no inter-segment sales. Total assets and capital expenditure are determined based on where the assets are located.

	Revenue	Capital expenditure	Total assets
Financial year ended 31.12.2002	RM'000	RM'000	RM'000
Malaysia	3,556,088	939,365	6,135,154
Overseas	212,618	25,670	158,421
	3,768,706	965,035	6,293,575
Unallocated assets			6,332
Total assets			6,299,907
Financial year ended 31.12.2001			
Malaysia	2,829,291	999,651	4,451,621
Overseas	202,014	31,433	127,603
	3,031,305	1,031,084	4,579,224
Unallocated assets			14,983
Total assets			4,594,207

6 REVENUE

	Group		Company	
	2002	2001	2002	2001
	RM'000	RM'000	RM'000	RM'000
Analysis of revenue:				
Mobile telephony services	3,514,095	2,780,303	0	0
Public switched telephony services	117,375	141,431	0	0
International gateway telephony services	124,773	100,036	0	0
Internet services and internet application services	12,463	9,535	0	0
Dividend income from subsidiaries	0	0	453,412	881,900
	3,768,706	3,031,305	453,412	881,900

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2002 (CONTINUED)

7 PROFIT FROM OPERATIONS

The following items have been charged/(credited) in arriving at the profit from operations:

	Group		Company	
	2002	2001	2002	2001
	RM'000	RM'000	RM'000	RM'000
Auditors' remuneration				
- PwC Malaysia[1]	608	461	135	90
Other services				
- PwC Malaysia[2]	11,296	4,762	6,135	2,282
- Other auditors[3]	4,508	2,932	2,380	853
Bad debts written off	45,332	41,486	0	0
Directors' remuneration				
- fees	312	0	312	0
- other emoluments	1,000	12	40	12
- fees charged by a third party for services rendered by a Director to the Group	360	360	360	360
Depreciation of property, plant and equipment	548,595	399,670	5,488	7,150
Loss/(gain) on disposal of property, plant and equipment	325	(1,695)	2	(839)
(Gain)/loss on foreign exchange				
- realised	(1,676)	4,523	121	134
- unrealised	997	(7,998)	2	148
Allowance/(write-back of allowance) for:				
- doubtful debts	15,733	40,289	0	0
- diminution in value of other investments	0	(2,475)	0	0
- inventories' obsolescence	6,527	(1,834)	0	0
- write down of identified network costs	0	189,861	0	0
Provision for:				
- legal claims and network construction costs	12,793	5,607	0	0
- site rectification works	20,441	0	0	0
Gain on disposal of other investments	0	(68)	0	0
Property, plant and equipment written off	36	4,852	27	0
Rental of land and buildings	30,885	30,190	18,268	18,227
Rental of equipment	17,077	7,536	344	0
Staff costs	193,280	184,685	778	1,517
Interest income on deposits	(37,198)	(22,430)	(20,213)	(621)
Reimbursement of interest expense from subsidiaries	0	0	(1)	(101)
Rental of shared assets	(94)	(87)	(3,683)	(5,703)

The estimated monetary value of benefits-in-kind provided to the Directors of the Company during the financial year by way of usage of the Group's assets amounted to RM64,329 (2001: RM19,316).

[1] PricewaterhouseCoopers ("PwC") Malaysia, auditors of the Group and the Company.
[2] Includes fees as reporting accountants in connection with the Initial Public Offering, due diligence services for the proposed acquisition of TIMECel Sdn Bhd, risk and asset management reviews.
[3] Fees for due diligence and process reviews paid or payable to firms affiliated with PwC Malaysia.

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2002 (CONTINUED)

8 FINANCE COSTS

	Group		Company	
	2002	2001	2002	2001
	RM'000	RM'000	RM'000	RM'000
Interest expense				
- bank borrowings	40,824	52,833	7	12
- hire purchase and finance lease	403	1,029	1	109
- deferred payment schemes	8,795	6,478	0	0
- others	4,227	7,528	804	1
Syndicated loans documentation fees	36,416	0	0	0
	90,665	67,868	812	122

9 TAXATION

	Group 2002 RM'000	Group 2001 RM'000	Company 2002 RM'000	Company 2001 RM'000
Current taxation	268,430	105,808	87,872	97,025
Deferred taxation (Note 22)	62,693	70,876	0	0
	331,123	176,684	87,872	97,025

The current taxation of the Company is principally in respect of interest income and dividend income.

The Group's effective tax rate was lower than the statutory tax rate prevailing in Malaysia due to utilisation of brought forward capital allowances in a subsidiary. The tax savings arising from the utilisation of brought forward capital allowances amounted to RM59,175,829 (2001: RM50,361,896) and in the previous financial year the tax savings from the utilisation of brought forward tax losses amounted to RM3,854,000.

Subject to the agreement by the tax authorities, the Group and the Company have as at 31 December 2002, unabsorbed tax losses, capital and investment allowances carried forward for which the related tax effects have not been included in the financial statements, amounting to approximately:

	Group		Company	
	2002	2001	2002	2001
	RM'000	RM'000	RM'000	RM'000
Tax losses	664,785	652,106	46,692	33,944
Capital allowances	939,972	870,655	21,166	19,017
Investment allowances	806,943	1,015,612	0	0

The benefits of these tax losses and allowances carried forward will only be obtained if and when the Company and the respective subsidiaries which have such tax losses and allowances derive future assessable income of a nature and of an amount sufficient for these losses and allowances to be utilised.

9 TAXATION (CONTINUED)

Subject to the agreement by the tax authorities and subsequent to the final dividends recommended by the Directors of a subsidiary, these subsidiaries have sufficient Section 108 tax credits as at 31 December 2002 to frank approximately RM332,625,000 (2001: RM1,356,000) of their retained earnings if paid out as dividends. In addition, these subsidiaries also have tax exempt accounts which are available to pay tax exempt dividends up to approximately RM685,683,000 (2001: RM626,139,000).

10 EARNINGS PER SHARE

(i) Basic earnings per share

Basic earnings per share of the Group is calculated by dividing the profit after taxation for the financial year by the weighted average number of ordinary shares in issue during the financial year.

	Group	
	2002	2001
Profit after taxation for the financial year (RM'000)	949,666	600,927
Weighted average number of ordinary shares in issue ('000)	2,238,981	2,018,140
Basic earnings per share (sen)	42.4	29.8

(ii) Diluted earnings per share

Diluted earnings per share of the Group is calculated by dividing the profit after taxation for the financial year by the adjusted weighted average number of ordinary shares in issue during the financial year. The weighted average number of shares in issue has been adjusted assuming full conversion of the share options which represents the dilutive potential of the shares. The Company has only one category of dilutive potential shares, i.e. share options granted to employees under the Scheme.

	Group	
	2002	2001
Profit after taxation for the financial year (RM'000)	949,666	600,927
Weighted average number of ordinary shares in issue ('000)	2,238,981	2,018,140
Adjusted for share options granted ('000)	3,863	0
Adjusted weighted average number of ordinary shares in issue ('000)	2,242,844	2,018,140
Diluted earnings per share (sen)	42.3	29.8

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2002 (CONTINUED)

10 EARNINGS PER SHARE (CONTINUED)

The weighted average number of ordinary shares in issue as at 31 December 2001 (which was previously at RM1 nominal value) has been restated to the equivalent number of RM0.10 ordinary nominal value shares after taking into account the effects of the bonus issue and share split (splitting the RM1 nominal value share to RM0.10 nominal value share) in compliance with MASB Standard 13 "Earnings Per Share". This is to restate the earnings per share to a comparable basis with that of the current financial year.

11 DIVIDENDS

	Group and Company			
	2002		2001	
	Gross Dividend per share	Amount of dividend	Gross dividend per share	Amount of dividend
	Sen	RM'000	Sen	RM'000
Dividends, net of Malaysian income tax				
- Interim	0	0	19.0	21,600
- Final proposed/Final	12.5	220,579	178.1	202,500
Dividends, tax exempt				
- Interim	6.0	147,052	0	0
- Final	0	0	339.4	535,900
	18.5	367,631	536.5	760,000

A final dividend of 12.5 sen per ordinary share, less Malaysian income tax at 28%, amounting to RM220,578,750 has been recommended by the Directors and will be subject to the approval of the members at the forthcoming Annual General Meeting of the Company.

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2002 (CONTINUED)

12 PROPERTY, PLANT AND EQUIPMENT

	As at 1.1.2002 RM'000	Reclassi-fications RM'000	Additions RM'000	Disposals RM'000	Assets written off RM'000	As at 31.12.2002 RM'000
2002						
Group						
At cost						
Purchased assets						
Freehold land	17,948	0	0	0	0	17,948
Long term leasehold land	8,933	0	0	(690)	0	8,243
Short term leasehold land	1,258	0	0	0	0	1,258
Buildings	74,221	0	0	0	0	74,221
Telecommunications equipment	3,993,515	1,013,115	24	(1,892)	0	5,004,762
Motor vehicles	15,627	5,491	3,471	0	0	24,589
Office furniture, fittings and equipment	307,836	1,623	30,124	(245)	(743)	338,595
	4,419,338	1,020,229	33,619	(2,827)	(743)	5,469,616
Capital work-in-progress	613,519	(1,014,738)	931,416	0	0	530,197
	5,032,857	5,491	965,035	(2,827)	(743)	5,999,813
Assets acquired under finance leases and hire purchase agreements						
Motor vehicles	5,491	(5,491)	0	0	0	0
Office furniture, fittings and equipment	26,608	0	0	0	0	26,608
Total	5,064,956	0	965,035	(2,827)	(743)	6,026,421

Company No. 158400 V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2002 (CONTINUED)

12 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	As at 1.1.2002 RM'000	Reclassi-fications RM'000	Charge for the financial year RM'000	Released on disposals RM'000	Assets written off RM'000	As at 31.12.2002 RM'000
2002						
Group						
Accumulated depreciation						
Purchased assets						
Long term leasehold land	320	0	101	(52)	0	369
Short term leasehold land	150	0	25	0	0	175
Buildings	8,174	0	1,501	0	0	9,675
Telecommunications equipment	1,410,205	0	494,229	(126)	0	1,904,308
Motor vehicles	12,260	5,491	1,382	0	0	19,133
Office furniture, fittings and equipment	184,182	0	40,942	(229)	(707)	224,188
	1,615,291	5,491	538,180	(407)	(707)	2,157,848
Assets acquired under finance leases and hire purchase agreements						
Motor vehicles	5,345	(5,491)	146	0	0	0
Office furniture, fittings and equipment	11,771	0	10,269	0	0	22,040
	1,632,407	0	548,595	(407)	(707)	2,179,888
Allowance for write down of identified network costs						
Telecommunications equipment	179,316	0	0	0	0	179,316
Capital work-in-progress	36,940	0	0	0	0	36,940
	216,256	0	0	0	0	216,256
Total	1,848,663	0	548,595	(407)	(707)	2,396,144

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2002 (CONTINUED)

12 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	2002 RM'000	2001 RM'000
Group		
Net book value		
Purchased assets		
Freehold land	17,948	17,948
Long term leasehold land	7,874	8,613
Short term leasehold land	1,083	1,108
Buildings	64,546	66,047
Telecommunications equipment	2,921,138	2,403,994
Motor vehicles	5,456	3,367
Office furniture, fittings and equipment	114,407	123,654
Capital work-in-progress	493,257	576,579
	3,625,709	3,201,310
Assets acquired under finance leases and hire purchase agreements		
Motor vehicles	0	146
Office furniture, fittings and equipment	4,568	14,837
Total	3,630,277	3,216,293

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2002 (CONTINUED)

12 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	As at 1.1.2002 RM'000	Reclassi-fications RM'000	Additions RM'000	Disposals RM'000	Assets written off RM'000	As at 31.12.2002 RM'000
2002						
Company						
At cost						
Purchased assets						
Freehold land	5,509	0	0	0	0	5,509
Short term leasehold land	1,258	0	0	0	0	1,258
Buildings	11,373	0	0	0	0	11,373
Motor vehicles	8,376	270	0	0	0	8,646
Office furniture, fittings and equipment	45,587	61	113	(30)	(135)	45,596
	72,103	331	113	(30)	(135)	72,382
Capital work-in-progress	78	(61)	185	0	0	202
	72,181	270	298	(30)	(135)	72,584
Assets acquired under hire purchase agreements						
Motor vehicles	270	(270)	0	0	0	0
Total	72,451	0	298	(30)	(135)	72,584

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2002 (CONTINUED)

12 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	As at 1.1.2002 RM'000	Reclassi-fications RM'000	Charge for the financial year RM'000	Released on disposals RM'000	Assets written off RM'000	As at 31.12.2002 RM'000
2002						
Company						
Accumulated depreciation						
Purchased assets						
Short term leasehold land	150	0	25	0	0	175
Buildings	1,502	0	231	0	0	1,733
Motor vehicles	8,249	270	70	0	0	8,589
Office furniture, fittings and equipment	31,696	0	5,162	(25)	(108)	36,725
	41,597	270	5,488	(25)	(108)	47,222
Assets acquired under hire purchase agreements						
Motor vehicles	270	(270)	0	0	0	0
Total	41,867	0	5,488	(25)	(108)	47,222

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2002 (CONTINUED)

12 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	2002 RM'000	2001 RM'000
Company		
Net book value		
Purchased assets		
Freehold land	5,509	5,509
Short term leasehold land	1,083	1,108
Buildings	9,640	9,871
Motor vehicles	57	127
Office furniture, fittings and equipment	8,871	13,891
Capital work-in-progress	202	78
	25,362	30,584
Assets acquired under hire purchase agreements		
Motor vehicles	0	0
Total	25,362	30,584

Included in depreciation charge for the financial year is depreciation of RM97,100,000 for telecommunications equipment which have been decommissioned.

Capital work-in-progress will be reclassified to the respective categories of property, plant and equipment on completion.

The title deed pertaining to a freehold land of a subsidiary is in the process of being transferred to the name of the subsidiary.

Included in the long term leasehold land of the Group, is leasehold land which was acquired at fair value by the Company upon the acquisition of a subsidiary in prior financial year.

Freehold land and buildings with net book value of RM7,497,513 in one of the subsidiaries have been charged as security for the term loans disclosed in Note 21 to the financial statements. In the previous financial year, freehold land, leasehold land, buildings and other property, plant and equipment with net book value of RM931,181,000 in certain subsidiaries have been charged as security for the term loans.

The title to telecommunications equipment and capital work-in-progress amounting to RM669,016,000 (2001: RM529,319,000) will be transferred to a subsidiary upon payment in accordance with the terms of the deferred payment schemes disclosed in Note 20 to the financial statements.

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2002 (CONTINUED)

13 INVESTMENTS IN SUBSIDIARIES

	Company	
	2002	2001
	RM'000	RM'000
Unquoted shares, at cost	8,732	94,732
Allowance for diminution in value	(200)	(200)
Total	8,532	94,532

The information on the subsidiaries, all of which are incorporated in Malaysia, are as follows:

Name	Group's interest		Principal activities
	2002	2001	
Maxis Mobile Sdn. Bhd. (229892-M)	100%	100%	Operator of a cellular mobile telephony network
Maxis Broadband Sdn. Bhd. (234053-D)	100%	100%	Operator of a national public switched telephony network and provider of internet services and internet application services
Maxis International Sdn. Bhd. (240071-T)	100%	100%	Operator of an international gateway
Maxis Collections Sdn. Bhd. (383275-M)	100%	100%	Collector of telecommunications revenue for fellow subsidiaries
Maxis Management Services Sdn. Bhd. (287998-P)	100%	100%	Provider of management services to fellow subsidiaries
Maxis Multimedia Sdn. Bhd. (530188-A)	100%	100%	Provider of multimedia related services
Rawa Utara Sdn. Bhd. (270701-A)	100%	100%	Holder of investment property
Castle Rock Equity Sdn. Bhd. (95330-K)	100%	100%	Holder of investment property
Advanced Wireless Technologies Sdn. Bhd. (517551-U)	100%	0%	Provider of wireless multimedia related services

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2002 (CONTINUED)

13 INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Name	Group's interest 2002	Group's interest 2001	Principal activities
Subsidiary of Maxis Broadband Sdn. Bhd.			
Maxis Online Sdn. Bhd. (235849-A)	100%	100%	Holder of investments (dormant)
Subsidiary of Maxis Mobile Sdn. Bhd.			
Maxis Mobile (L) Ltd * (LL-01709)	100%	100%	Holder of investments (dormant)
Subsidiary of Advanced Wireless Technologies Sdn. Bhd.			
UMTS (Malaysia) Sdn. Bhd. (520422-D)	100%	0%	Provider of wireless multimedia services

* Maxis Mobile (L) Ltd is a company registered under the Offshore Companies Act, 1990, with shares issued in US Dollar.

14 INVENTORIES

	Group 2002 RM'000	Group 2001 RM'000
At cost		
Telecommunications materials and supplies	129,957	24,290
Telecommunications equipment	66,641	54,450
Goods-in-transit	16,534	4,829
	213,132	83,569
At net realisable value		
Telecommunications materials and supplies	46,756	56,384
Allowance for inventories' obsolescence	(45,418)	(54,487)
	1,338	1,897
Telecommunications equipment	49,130	37,540
Allowance for inventories' obsolescence	(48,068)	(32,472)
	2,400	6,965
Total	215,532	90,534

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2002 (CONTINUED)

15 DEBTORS

	Group		Company	
	2002	2001	2002	2001
	RM'000	RM'000	RM'000	RM'000
Trade debtors				
- Subscribers	253,159	256,440	0	0
- Interconnect and roaming	182,013	108,569	0	0
- Distributors	66,743	42,324	0	0
	501,915	407,333	0	0
Allowance for doubtful debts				
- Subscribers	(75,524)	(66,248)	0	0
- Interconnect and roaming	(22,356)	(14,324)	0	0
	404,035	326,761	0	0
Amounts due from related parties	10,722	7,183	518	963
Other debtors	5,065	88,523	1,624	6
Deposits	82,739	27,594	53,760	3,712
Prepayments	101,782	19,405	1,783	369
Total	604,343	469,466	57,685	5,050

	Group 2002 RM'000	Company 2002 RM'000
The currency exposure profile of debtors are as follows:		
- Ringgit Malaysia	553,678	57,679
- USD	1,112	5
- SDR	49,540	0
- EURO	0	0
- Others	13	1
Total	604,343	57,685

(a) The Group's credit policy provides trade debtors with 30 days credit period. The Group has no significant exposure to any individual customer, geographical location or industry category. All credit and recovery risks associated with debtors have been provided for in the financial statements. The carrying amounts of trade debtors, other debtors and amounts due from related parties are approximately equal to their fair values.

(b) Other debtors and deposits of the Company are shown net of allowance for doubtful debts of RM46,000 (2001: RM46,000) and RM80,000 (2001: RM80,000) respectively.

(c) Other debtors, wayleave deposits to local authorities and other deposits of the Group are shown net of allowance for doubtful debts of RM1,447,000 (2001: RM2,858,000), RM29,045,000 (2001: RM28,352,000) and RM4,420,000 (2001: RM5,360,000) respectively.

(d) Included in prepayments is an amount of RM45,000,000 for purchase of telecommunications related license and certain telecommunications equipment. The purchase is conditional upon regulatory approval.

16 DEPOSITS WITH LICENSED BANKS

Deposits with licensed banks are held in short term money market. The carrying amount of the deposits are approximately equal to their fair values due to their short term to maturity.

The weighted average interest rates of deposits with licensed banks for the Group and for the Company were 2.74% (2001: 2.53% and 2.40%) per annum respectively.

Deposits of the Group and of the Company at the year end have an average maturity of 30 days.

17 CASH AND BANK BALANCES

Included in cash and bank balances is an amount of RM83,000 (2001: RM83,000) from a subsidiary which has been pledged as security for a term loan secured by the subsidiary as disclosed in Note 21 to the financial statements.

18 AMOUNTS DUE FROM/(TO) SUBSIDIARIES

The amounts due from/(to) subsidiaries are unsecured, interest free and have no fixed terms of repayment.

19 PROVISIONS FOR LIABILITIES AND CHARGES

				Group
	Site rectification works	Legal claims and network construction costs	Staff incentive scheme	Total
	RM'000	RM'000	RM'000	RM'000
As at 1 January 2001	0	24,244	17,517	41,761
Charged to income statement	0	5,607	25,203	30,810
Paid during the financial year	0	(489)	(13,468)	(13,957)
As at 31 December 2001	0	29,362	29,252	58,614
Charged to income statement	20,441	14,305	28,115	62,861
Reversed from income statement	0	(1,512)	(11,848)	(13,360)
Paid during the financial year	0	(5,511)	(15,572)	(21,083)
As at 31 December 2002	20,441	36,644	29,947	87,032

Descriptions on the above provisions are included in Note 4(o).

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2002 (CONTINUED)

20 CREDITORS

	Group		Company	
	2002	2001	2002	2001
	RM'000	RM'000	RM'000	RM'000
Current				
Intercarrier and roaming creditors	118,433	79,535	0	0
Intercarrier and roaming accruals	207,961	191,755	0	0
Subscribers' deposits	110,242	109,140	0	0
Trade creditors	704,633	565,592	42,382	4,071
Trade accruals	410,137	358,451	0	0
Other creditors	105,456	100,709	439	263
Other accruals	69,082	75,685	30,776	55,843
Advance payments from subscribers	14,546	13,994	0	0
Deferred income	161,196	92,668	0	0
Amounts due to related parties	23,037	16,553	9,580	6,909
Total	1,924,723	1,604,082	83,177	67,086
Non-current (interest bearing)				
Trade creditors	250,179	199,172	0	0

The currency exposure profile of creditors are as follows:	Group 2002	Company 2002
- Ringgit Malaysia	2,071,640	83,021
- USD	31,248	65
- GBP	1,062	85
- SDR	68,362	0
- EURO	1,086	0
- Others	1,504	6
Total	2,174,902	83,177

Included in current trade creditors are creditors under deferred payment schemes, which are repayable within the next 12 months, amounting to RM100,087,000 (2001: RM107,789,000). The non-current trade creditors are creditors under deferred payment schemes, which are repayable between 13 to 30 months. The weighted average interest rate on these balances are 4.58% (2001: 5.05%) per annum.

Trade creditors and other creditors provide the Group and the Company with 60 days credit period. The carrying amounts of the above balances are approximately equal to their fair values.

In assessing the fair value of non-current trade creditors, the discounting cash flow method was applied using current market interest rates.

Company No. 158400 V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2002 (CONTINUED)

21 BORROWINGS (INTEREST BEARING)

	Group		Company	
	2002	2001	2002	2001
	RM'000	RM'000	RM'000	RM'000
Current (interest bearing)				
Secured:				
Syndicated loan	38,000	0	0	0
Term loans	398	110,407	0	0
Promissory notes	14,538	0	0	0
Hire purchase and finance lease liabilities	4,770	10,800	0	3
Unsecured:				
Bank overdraft	0	22,109	0	22,109
Total	57,706	143,316	0	22,112
Non-current (secured and interest bearing)				
Syndicated loan	722,000	0	0	0
Term loans	5,300	334,688	0	0
Hire purchase and finance lease liabilities	0	4,770	0	0
Total	727,300	339,458	0	0

The syndicated loan represents borrowing of USD200,000,000 which is fully hedged (refer to Note 26(b)).

The zero coupon promissory notes were issued by a subsidiary, pursuant to an agreement entered into by the subsidiary with a supplier of telecommunications equipment and certain financial institutions for purchases of telecommunications equipment in connection with the 12 months deferred payment scheme. The subsidiary is subject to certain covenants imposed by the financial institutions in accordance with the terms of the agreement. Prior to maturity, interest is paid on a quarterly basis to the supplier. At maturity date, the principal sum of the promissory notes will be paid to the financial institutions.

The fair values of borrowings are disclosed in Note 26(d) to the financial statements.

PRICEWATERHOUSECOOPERS

REPORT OF THE AUDITORS TO THE MEMBERS OF
MAXIS COMMUNICATIONS BERHAD (CONTINUED)
(Company No. 158400 V)

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and did not include any comment made under subsection (3) of section 174 of the Act.

PRICEWATERHOUSECOOPERS
(No. AF: 1146)
Chartered Accountants

UTHAYA KUMAR S/O K. VIVEKANANDA
(No. 1455/06/04 (J))
Partner of the firm

Kuala Lumpur
27 February 2003

MAXIS COMMUNICATIONS BERHAD
158400-V

LODGED BY : ....

ADDRESS : LEVEL 18, MENARA MAXIS
KUALA LUMPUR CITY CENTRE
OFF JALAN AMPANG
50088 KUALA LUMPUR

TEL NO : 03 - 23307000

21 BORROWINGS (INTEREST BEARING) (CONTINUED)

	Group		Company	
	2002	2001	2002	2001
	%	%	%	%
Weighted average effective interest rates:				
Syndicated loan	4.75	0	0	0
Term loans	10.25	6.90	0	0
Hire purchase and finance lease liabilities	3.10	3.11	0	0
Promissory notes	4.46	0	0	0
Bank overdrafts	0	8.15	0	8.15

Borrowings outstanding RM'000	Security	Repayment terms
760,000	Legal charge over all the ordinary shares of a subsidiary comprising 100% of the total issued and paid up share capital in the subsidiary and all other preference shares in the subsidiary which may from time to time be issued or allotted to the Company, together with all rights and benefits accruing thereto from time to time.	8 semi-annual instalments commencing 18 months after the draw down date of 16 May 2002. Each instalment shall be in an amount equal to the proportion as follows:
5,698	Fixed charge over the freehold land and building of a subsidiary and a deposit in a licensed bank of RM83,000 (2001: RM83,000) as disclosed in Note 17.	180 monthly equal instalments commencing December 1996.
765,698		

Repayment instalment	Percentage of principal amount of loan
1 & 2	5%
3 & 4	10%
5 & 6	15%
7 & 8	20%

The repayment of the syndicated and term loans can be analysed as follows:

	Group	
	2002	2001
	RM'000	RM'000
Due within 12 months	38,398	110,407
Due after 12 months	727,300	334,688
Total	765,698	445,095

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2002 (CONTINUED)

21 BORROWINGS (INTEREST BEARING) (CONTINUED)

Hire purchase and finance lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default. Hire purchase and finance lease liabilities represent outstanding obligations payable in respect of property, plant and equipment acquired under hire purchase agreements and finance leases and are analysed as follows:

	Group		Company	
	2002	2001	2002	2001
	RM'000	RM'000	RM'000	RM'000
Hire purchase and finance lease liabilities:				
Payable within one year	4,820	11,198	0	4
Payable between one and five years	0	4,820	0	0
	4,820	16,018	0	4
Future finance charges	(50)	(448)	0	(1)
Total	4,770	15,570	0	3
Current	4,770	10,800	0	3
Non-current	0	4,770	0	0
Total	4,770	15,570	0	3

22 DEFERRED TAXATION

	Group	
	2002	2001
	RM'000	RM'000
As at 1 January	78,652	7,776
Charged to income statement (Note 9)	62,693	70,876
As at 31 December	141,345	78,652

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2002 (CONTINUED)

23 SHARE CAPITAL

	Group and Company	
	2002	2001
Authorised:	RM'000	RM'000
Non-Voting RPS of RM1 each		
As at 1 January	0	0
Created during the financial year	203	0
Reorganised from Non-Voting RPS to ordinary shares	(203)	0
As at 31 December	0	0
Ordinary shares of RM0.10 (2001: RM1) each		
As at 1 January	1,000,000	1,000,000
Reorganised from Non-Voting RPS to ordinary shares	203	0
Created during the financial year	999,797	0
As at 31 December	2,000,000	1,000,000

On 6 May 2002, the Company created an authorised share capital of 203,300 Non-Voting RPS of RM1 each.

On 18 May 2002, the authorised ordinary share capital of the Company increased from 1,000,000,000 ordinary shares of RM1 each to 1,000,203,300 ordinary shares of RM1 each through the reorganisation of 203,300 Non-Voting RPS of RM1 each into 203,300 ordinary shares of RM1 each. The authorised share capital was further increased to 20,000,000,000 ordinary shares of RM0.10 each through the creation of 18,999,796,700 ordinary shares of RM0.10 each following a share split to convert the nominal value of the ordinary share capital of the Company from RM1 each to RM0.10 each.

Employee share option scheme

The Scheme was implemented on 1 July 2002 for the benefit of eligible employees and full-time Executive Directors of the Group.

The Scheme Committee appointed by the Directors to administer the Scheme, may from time to time offer options to eligible employees of the Group to subscribe for new ordinary shares of RM0.10 each in the Company.

23 SHARE CAPITAL (CONTINUED)

The salient features of the Scheme are as follows:

(a) The total number of shares which may be issued under the Scheme shall not exceed in aggregate 10% of the Company's issued and paid up share capital at any time during the existence of the Scheme;

(b) Subject to the discretion of the Directors, any employees whose employment has been confirmed and any Executive Directors holding office in a full-time executive capacity of the Group, shall be eligible to participate in the Scheme;

(c) The number of new shares that may be offered under the Scheme shall be at the discretion of the Directors after taking into consideration the performance, seniority and number of years of service as well as the employees actual or potential contribution to the Group;

(d) In the event of a change in the capital structure of the Company except under certain circumstances, the Directors may make or provide for adjustments to be made in the option price and/or in the number of shares covered by outstanding options as the Directors in its discretion may in good faith determine to be equitably required in order to prevent dilution or enlargement of the rights of the Optionee or provide for adjustments in the number of shares to give the Optionee the same proportion of the issued ordinary share capital of the Company to which the Optionee was previously entitled;

(e) The price at which the Optionee may exercise in respect of a share shall be as follows:

(i) in respect of the initial grant, the price shall be the price at which a share is subscribed for by a retail investor under the Initial Public Offering which is at RM4.36 per ordinary share; or

(ii) in respect of subsequent grants, the price shall be the higher of the weighted average of the market price quoted for the five (5) market days immediately preceding the date on which the option is granted less, if the Directors shall so determine at their discretion from time to time or a discount of not more than 10% or the par value of an ordinary share.

(f) The options shall become exercisable to the extent of one-third (1/3rd) of the shares granted on each of the first three anniversaries from 1 July 2002 provided the Optionee have been in continuous service with the Group throughout the period. The basis on which the options may be exercised by virtue of By-Law 7.1 of the Scheme is as follows:

Number of options granted and unexercised as at 31 December 2002	Number of options exercisable		
	2003	2004	2005
35,012,578	11,982,000	11,807,000	11,223,578

(g) Subject to paragraph (f) above, an Optionee may exercise an option in whole or in part in multiples of 1,000 shares only at such time in accordance with any guidelines as may be prescribed by the Directors from time to time;

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2002 (CONTINUED)

23 SHARE CAPITAL (CONTINUED)

(h) Shares issued upon the exercise of an option shall rank pari passu in all respects with the then existing issued shares save that they will not entitle the holders thereof to receive any rights and bonus issues which entitlement date precedes the date of the exercise of the option or to any dividend or other distribution declared to the shareholders of the Company as at a date which precedes the date of the exercise of the option and to dividends which relate to a financial year that precedes the date of the exercise of the option and will be subject to all the provisions of the Memorandum and Articles of Association of the Company.

The list of employees with number of options granted above 150,000 ordinary shares of RM0.10 each were as follows:

Date of offer	Name of Optionee	Option price	Number of options over ordinary shares of RM0.10 each in the Company		
			Granted	Exercised	As at 31.12.2002
1.7.2002	Ross Chia Boon Khim	RM4.36	300,000	0	300,000
1.7.2002	Meharani a/p Ramasamy	RM4.36	216,000	0	216,000
1.7.2002	Kiang Chew Peng	RM4.36	180,000	0	180,000
1.7.2002	Azmi Haji Ujang	RM4.36	180,000	0	180,000
1.7.2002	Lee Chin Yik	RM4.36	162,000	0	162,000
1.7.2002	James Edward Alexander Brodie	RM4.36	150,000	0	150,000

The Company has been granted exemption by the Companies Commission of Malaysia from having to disclose the name of employees who have been granted options below 150,000 ordinary shares of RM0.10 each.

The movements during the financial year in the number of options over the shares of the Company are as follows:

	2002
As at 1 January 2002	0
Granted	35,263,578
Lapsed	(251,000)
Exercised	0
As at 31 December 2002	35,012,578

24 NON-CASH TRANSACTIONS

The principal non-cash transaction of the Group during the financial year is the purchase of property, plant and equipment by means of asset trade-in amounting to RM949,000 (2001: RM Nil).

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2002 (CONTINUED)

25 CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the end of the financial year comprise:

	Group		Company	
	2002	2001	2002	2001
	RM'000	RM'000	RM'000	RM'000
Deposits with licensed banks	1,821,119	791,633	1,570,111	45,350
Cash and bank balances (net of balances pledged as disclosed in Note 17)	28,553	26,198	146	27
Deposits, cash and bank balances	1,849,672	817,831	1,570,257	45,377
Bank overdraft	0	(22,109)	0	(22,109)
Bank balances	0	(1,233)	0	(75)
Total	1,849,672	794,489	1,570,257	23,193
The currency exposure profile of deposits with licensed banks and cash and bank balances are as follows:				
- Ringgit Malaysia	1,845,989		1,568,685	
- USD	3,683		1,572	
Total	1,849,672		1,570,257	

The negative bank balances in the previous financial year are due to timing differences between processing and clearance of payments and receipts.

26 FINANCIAL INSTRUMENTS

(a) Forward foreign exchange contracts

As at 31 December 2002, there were no outstanding forward exchange contracts.

(b) Currency hedge

On 13 May 2002, a subsidiary entered into an arrangement to fully hedge the USD200,000,000 syndicated loan which fixes the exchange rate of US Dollar to Ringgit Malaysia at RM3.80 to USD1.00.

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2002 (CONTINUED)

26 FINANCIAL INSTRUMENTS (CONTINUED)

(c) Credit risk

The above instrument is executed with creditworthy financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

(d) Fair values

The carrying values for other assets and liabilities with a maturity of less than one year are assumed to approximate their fair values.

The carrying amounts of financial liabilities with maturity more than one year at the balance sheet date are set out below:

	Carrying amounts RM'000	Fair values RM'000
Borrowings	727,300	727,300

In assessing the fair value of long term borrowings, the discounting cash flow method was applied using current market interest rates.

27 ACQUISITION OF SUBSIDIARIES

On 15 May 2002, the Company acquired the entire equity interest in Advanced Wireless Technologies Sdn. Bhd. ("AWT") for a purchase consideration of RM2 and an undertaking to settle AWT's liabilities. AWT had on 15 May 2002 acquired the entire equity interest in UMTS (Malaysia) Sdn. Bhd. for a purchase consideration of RM2.

The effects of these acquisitions on the financial results of the Group during the financial year are shown below:

	2002 RM
Revenue	0
Operating costs	(7,094)
Loss before taxation	(7,094)
Taxation	0
Loss after taxation	(7,094)
Decrease in Group's net profit attributable to shareholders	(7,094)

27 ACQUISITION OF SUBSIDIARIES (CONTINUED)

The effects of these acquisitions on the financial position of the Group at the financial year end are as follows:

	2002 RM
Deposits, cash and bank balances	4
Trade and other payables	(7,094)
Group's share of net assets	(7,090)
Decrease in Group's net assets	(7,090)

Details of net assets acquired, goodwill and cash flow arising from the acquisitions are as follows:

	As at date of acquisition RM
Cash in hand	4
Trade and other payables	(3,796)
Fair value of total net assets acquired	(3,792)
Goodwill	0
Total purchase consideration discharged by cash	(3,792)
Cash and cash equivalents of subsidiary acquired	4
Cash outflow on acquisition	(3,788)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2002 (CONTINUED)

28 CAPITAL COMMITMENTS

Capital expenditure for property, plant and equipment approved by the Directors and not provided for in the financial statements:

	Group		Company	
	2002	2001	2002	2001
	RM'000	RM'000	RM'000	RM'000
Contracted for	297,814	194,375	0	105
Not contracted for	868,189	992,695	0	0
Total	1,166,003	1,187,070	0	105

29 OPERATING LEASE COMMITMENTS

The future minimum lease payments under non-cancellable operating leases are as follows:

	Group		Company	
	2002	2001	2002	2001
	RM'000	RM'000	RM'000	RM'000
Expiring within one year	25,720	27,502	19,383	18,323
Expiring between one and five years	85,816	101,420	82,049	96,428
Expiring after five years	123,136	117,570	123,136	117,570
Total	234,672	246,492	224,568	232,321

30 SIGNIFICANT RELATED PARTY DISCLOSURES

Significant related party transactions

Related parties are those defined under the MASB Standard 8 "Related Party Disclosures".

Usaha Tegas Sdn. Bhd. together with certain entities controlled by or in which Ananda Krishnan Tatparanandam is deemed to have an interest, have the ability to exercise significant influence over the Group.

In addition to related party disclosures mentioned elsewhere in the financial statements, set out below are other significant transactions. The related party transactions described below were carried out on commercial terms that are no more favourable than that available to other third parties.

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2002 (CONTINUED)

30 SIGNIFICANT RELATED PARTY DISCLOSURES (CONTINUED)

(a) Sales of goods and services

	Group	
	2002	2001
	RM'000	RM'000
Sales of telecommunication services to:		
- MEASAT Broadcast Network Systems Sdn Bhd (VSAT, telephony and international bandwidth services)	9,769	10,201

(b) Purchases of goods and services

	2002 RM'000	2001 RM'000
Purchases of services from:		
- Tanjong City Centre Property Management Sdn Bhd (rental and utility charges)	21,867	22,495
- Binariang Satellite Systems Sdn Bhd (transponder lease rental)	13,726	8,941
- MEASAT Broadcast Network Systems Sdn Bhd (CATV, advertising and printing services)	6,407	5,647
- UTSB Management Sdn Bhd (secondment and consultancy services)	30,146	16,079

31 CONTINGENT LIABILITIES

	Company	
	2002	2001
	RM'000	RM'000
(i) Guarantees given to financial institutions for borrowing facilities granted to a subsidiary	760,000	439,301
(ii) Guarantee given to Telekom Malaysia Berhad in respect of services provided to Maxis Broadband Sdn. Bhd. and Maxis International Sdn. Bhd.	1,800	1,800

31 CONTINGENT LIABILITIES (CONTINUED)

	Group		Company	
	2002	2001	2002	2001
	RM'000	RM'000	RM'000	RM'000
(iii) Indemnity given to financial institutions in respect of bank guarantees issued at the request of the Company and subsidiaries				
- custom duties	28,721	1,597	0	0
- others	21,293	13,086	730	2,008
Total	50,014	14,683	730	2,008

(iv) A subsidiary had in the past entered into tenancy agreements for the benefit of Binariang Satellite Systems Sdn. Bhd. ("BSS") who at that time was a subsidiary of the Company. On the expiration of the tenancy agreements, a claim was made for the recovery of security deposits amounting to RM132,000 from a particular landlord. A counter claim was then raised by the landlord against the subsidiary for an amount of RM974,000 in respect of costs incurred and loss of earnings as a result of certain alleged non-performance of obligations. BSS has since been disposed by the Company and in accordance with the terms and conditions of the Sale and Purchase agreement of BSS, the purchaser of BSS shall cause BSS to indemnify the Company against all liabilities and claims in respect of agreements and arrangements entered into by the Company or any of its subsidiaries on behalf of BSS. On that basis, the Directors are of the view that no provision is required to be made in the financial statements as the Company will be reimbursed for any payments made, if any.

(v) A subsidiary received a mandatory injunction filed by a customer for reinstatement of premium number mobile telephone services, a prohibitory injunction restraining the subsidiary from barring his mobile telephone line, and a claim for damages. The subsidiary is disputing the claim. The Directors are of the opinion that the claim is unlikely to be successful and no provision has been made in the financial statements.

(vi) The Company received a letter of demand in the amount of RM532,000 for commission fee payable under the debt collection agreement which was terminated by the Company due to poor performance by the claimant. The Directors are of the opinion that the claim is unlikely to be successful and no provision has been made in the financial statements.

(vii) A subsidiary entered into a number of network construction contracts with developers who have since terminated these contracts for alleged breach of contract without prejudice to the developers' rights to claim against the subsidiary. The subsidiary has to date received some claims in respect of these contracts and in some of the cases, negotiations for settlement are on-going. The total amount of the liability could not be determined due to on-going negotiations which are being settled progressively whilst some claims have not yet been received. A provision of RM23,164,000 (2001: RM29,362,000) has been made in the financial statements and the Directors are of the opinion that this provision is adequate to cover potential liabilities in respect of these claims.

32 SUBSEQUENT EVENT

On 30 January 2003, the Company together with certain of its subsidiaries filed a defence and counterclaim in relation to a suit that has been commenced by a third party against the Company and certain of its subsidiaries concerning the use of the name "Maxis" and against the Companies Commission of Malaysia for the approval of the use of such name. On 10 February 2003, the Company and certain of its subsidiaries filed an application to strike out the claim for want of a reasonable cause of action and on 26 February 2003, an application has been filed to obtain injunctive relief to prevent the continued use of the name "Maxis" by the third party. Given the opinion of the Company's solicitors, the Directors are of the opinion that the suit can be successfully defended.

Company No.

158400	V

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

STATEMENT BY DIRECTORS PURSUANT TO SECTION 169(15) OF THE COMPANIES ACT, 1965

We, Tun Haji Mohammed Hanif bin Omar and Dato' Jamaludin bin Ibrahim, two of the Directors of Maxis Communications Berhad, state that, in the opinion of the Directors, the financial statements set out on pages 11 to 56 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2002 and of the results and cash flows of the Group and of the Company for the financial year ended on that date in accordance with the applicable approved Accounting Standards in Malaysia and the provisions of the Companies Act, 1965.

Signed on behalf of the Board of Directors in accordance with their resolution dated 27 February 2003.

TUN HAJI MOHAMMED HANIF BIN OMAR
DIRECTOR

DATO' JAMALUDIN BIN IBRAHIM
DIRECTOR

Kuala Lumpur

DECLARATION PURSUANT TO SECTION 169(16) OF THE COMPANIES ACT, 1965

I, James Edward Alexander Brodie, the officer primarily responsible for the financial management of Maxis Communications Berhad, do solemnly and sincerely declare that the financial statements set out on pages 11 to 56 are, to the best of my knowledge and belief, correct, and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

JAMES EDWARD ALEXANDER BRODIE

Subscribed and solemnly declared by the above named James Edward Alexander Brodie at Kuala Lumpur in Malaysia on 27 February 2003, before me.

PESURUHJAYA SUMPAH
No. W-138
Dato' Hj. Nadzam bin Hj. Mohd Din
DJMK, KMN, AMP, JP
MALAYSIA

COMMISSIONER FOR OATHS

15A, Tingkat 1
Jalan Ipoh Kecil



PricewaterhouseCoopers
(AF 1146)
Chartered Accountants
11th Floor Wisma Sime Darby
Jalan Raja Laut
P O Box 10192
50706 Kuala Lumpur, Malaysia
Telephone +60 (3) 2693 1077
Facsimile +60 (3) 2693 0997

REPORT OF THE AUDITORS TO THE MEMBERS OF MAXIS COMMUNICATIONS BERHAD
(Company No. 158400 V)

We have audited the financial statements set out on pages 11 to 56. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved auditing standards in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of:

  (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

  (ii) the state of affairs of the Group and the Company as at 31 December 2002 and of the results and cash flows of the Group and the Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Act to be kept by the Company and its subsidiaries have been properly kept in accordance with the provisions of the Act.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

FORM 49
Companies Act, 1965
(Section 141(6))

Company No.
158400	V

RETURN GIVING PARTICULARS IN REGISTER OF DIRECTORS, MANAGERS AND SECRETARIES AND CHANGES OF PARTICULARS

MAXIS COMMUNICATIONS BERHAD

DIRECTORS

Full Name*	Nationality/ +Race	Date of Birth	Residential Address	Business Occupation (if any)	Particulars of other Directorships	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
TUN HAJI MOHAMMED HANIF BIN OMAR	MALAYSIAN/ MALAY	16.01.39	NO.74 JALAN USJ 12/3B, 47630 SUBANG JAYA SELANGOR DARUL EHSAN	COMPANY DIRECTOR	GENTING BERHAD RESORTS WORLD BHD PARK MAY (M) BHD GENERAL CORPORATION BHD AMMB HOLDINGS BERHAD ARAB-MALAYSIAN FINANCE BERHAD FULLMARK MANUFACTURING BHD MBF FINANCE BERHAD BINARIANG SATELLITE SYSTEMS SDN BHD ("BSS")	BSS BECAME A WHOLLY OWNED SUBSIDIARY OF MALAYSIAN TOBACCO COMPANY BERHAD ON 8/5/2002	390116-08-5111

Company No. 158400 V

DIRECTORS

Full Name*	Nationality/ +Race	Date of Birth	Residential Address	Business Occupation (if any)	Particulars of other Directorships	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
TUNKU MAHMUD BIN TUNKU BESAR BURHANUDDIN	MALAYSIAN/ MALAY	16.08.30	3 LORONG DAMAI SEMBILAN 55000 KUALA LUMPUR	COMPANY DIRECTOR	PWE INDUSTRIES BERHAD MALAYSIAN COMMUNITY & EDUCATION FOUNDATION INTER COMMUNITY WELFARE FOUNDATION TAMADAM BONDED WAREHOUSE BERHAD UCP RESOURCES BERHAD	NO CHANGE	300816-05-5093
KHOO TENG BIN	MALAYSIAN/ CHINESE	19.11.34	Lot 490, No 2A PINGGIR PELANGI PAGI, COUNTRY HEIGHTS, 43000 SUNGAI RAMAL, KAJANG, SELANGOR DARUL EHSAN	COMPANY DIRECTOR	BINARIANG SATELLITE SYSTEMS SDN BHD ("BSS")	BSS BECAME A WHOLLY OWNED SUBSIDIARY OF MALAYSIAN TOBACCO COMPANY BERHAD ON 8/5/2002	341119-10-5471

Company No.
158400 | V

DIRECTORS

Full Name*	Nationality/ +Race	Date of Birth	Residential Address	Business Occupation (if any)	Particulars of other Directorships	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
AUGUSTUS RALPH MARSHALL	MALAYSIAN/ CEYLON TAMIL	01.10.51	NO. 2, LORONG LEMBAH TUNKU BUKIT TUNKU 50480 KUALA LUMPUR	EXECUTIVE DIRECTOR	KLCC (HOLDINGS) BHD. GROUP POWERTEK BERHAD MALAYSIAN TOBACCO COMPANY BERHAD	NO CHANGE	511001-08-6649
TAN POH CHING	MALAYSIAN/ CHINESE	01.05.47	99 JALAN LIMAU PURUT, TAMAN BANDARAYA, BANGSAR 59000 KUALA LUMPUR	CHIEF EXECUTIVE OFFICER	MALAYSIAN COMMUNITY & EDUCATION FOUNDATION POWERTEK BERHAD	NO CHANGE	470501-10-5721

Company No.
158400 V

DIRECTORS

Full Name*	Nationality/ +Race	Date of Birth	Residential Address	Business Occupation (if any)	Particulars of other Directorships	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
DATO' JAMALUDIN BIN IBRAHIM	MALAYSIAN/ MALAY	03.03.59	247, JALAN BUNGOR ROSA SIERRAMAS 47000 SUNGAI BULOH SELANGOR DARUL EHSAN	CHIEF EXECUTIVE OFFICER	MALAYSIA VENTURE CAPITAL MANAGEMENT BHD HEITECH PADU BERHAD MAVCAP DEBT VENTURES BERHAD	NO CHANGE	590303-01-5609
DATO' SERI SYED ZAINOL ANWAR JAMALULLAIL	MALAYSIAN/ MALAY	20.02.52	LOT 75, SRI CEMERLANG JALAN 16/9, 46350 PETALING JAYA SELANGOR DARUL EHSAN	CHARTERED ACCOUNTANT / COMPANY DIRECTOR	MALAYSIAN RESOURCES CORPORATION BHD SISTEM TELEVISYEN MALAYSIA BHD NESTLE (MALAYSIA) BHD AMANAH SSCM ASSET MANAGEMENT BHD BANGKOK BANK BHD	NO CHANGE	520220-09-5013

Company No.

158400	V

DIRECTORS

Full Name*	Nationality/ +Race	Date of Birth	Residential Address	Business Occupation (if any)	Particulars of other Directorships	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
TIMOTHY HUGH LING	UNITED STATES OF AMERICA	22.11.57	2411, PESQUERA DRIVE LOS ANGELES CALIFORNIA 90049	PRESIDENT/ CHIEF OPERATING OFFICER	NIL	NO CHANGE	PASSPORT NO. 037364432
LORD KILLEARN	BRITISH	09.09.41	LITTLE SODBURY MANOR CHIPPING SODBURY SOUTH GLOUCESTERSHIRE BS376 QA UNITED KINGDOM	COMPANY DIRECTOR	NIL	NO CHANGE	PASSPORT NO. 500344903

Company No.
158400 | V

MANAGERS AND SECRETARIES

Office in Company	Full Name*	Nationality/ +Race	Residential Address	Other Occupation (if any)	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
Managers.......	DATO' JAMALUDIN BIN IBRAHIM	MALAYSIAN/ MALAY	247, JALAN BUNGOR ROSA SIERRAMAS 47000 SUNGAI BULOH SELANGOR DARUL EHSAN	CHIEF EXECUTIVE OFFICER	NO CHANGE	590303-01-5609
Secretaries....	DIPAK KAUR D/O SANGAT SINGH (f) (LS NO: 005204)	MALAYSIAN/ INDIAN	NO. 67, BU 11/6 BANDAR UTAMA 47800 PETALING JAYA SELANGOR DARUL EHSAN	COMPANY SECRETARY	NO CHANGE	691230-05-5126

Dated this 24th day of September, 2002

Lodged by : Maxis Communications Berhad
Address : Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-3807000

Secretary
DIPAK KAUR D/O SANGAT SINGH
LS NO. 005204

FORM 49
Companies Act, 1965
(Section 141(6))

Company No.

158400	V

RETURN GIVING PARTICULARS IN REGISTER OF DIRECTORS, MANAGERS AND SECRETARIES AND CHANGES OF PARTICULARS

MAXIS COMMUNICATIONS BERHAD

DIRECTORS

Full Name*	Nationality/ +Race	Date of Birth	Residential Address	Business Occupation (if any)	Particulars of other Directorships	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
TUN HAJI MOHAMMED HANIF BIN OMAR	MALAYSIAN/ MALAY	16.01.39	NO.74 JALAN USJ 12/3B, 47630 SUBANG JAYA SELANGOR DARUL EHSAN	COMPANY DIRECTOR	GENTING BERHAD RESORTS WORLD BHD PARK MAY (M) BHD GENERAL CORPORATION BHD AMMB HOLDINGS BERHAD ARAB-MALAYSIAN FINANCE BERHAD FULLMARK MANUFACTURING BHD AM FINANCE BERHAD (formerly known as MBF FINANCE BERHAD) BINARIANG SATELLITE SYSTEMS SDN BHD ("BSS")	NO CHANGE	390116-08-5111

Company No.
158400 | V

DIRECTORS

Full Name*	Nationality/ +Race	Date of Birth	Residential Address	Business Occupation (if any)	Particulars of other Directorships	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
TUNKU MAHMUD BIN TUNKU BESAR BURHANUDDIN	MALAYSIAN/ MALAY	16.08.30	3 LORONG DAMAI SEMBILAN 55000 KUALA LUMPUR	COMPANY DIRECTOR	PWE INDUSTRIES BERHAD MALAYSIAN COMMUNITY & EDUCATION FOUNDATION INTER COMMUNITY WELFARE FOUNDATION TAMADAM BONDED WAREHOUSE BERHAD	RESIGNED AS DIRECTOR OF UCP RESOURCES BERHAD W.E.F. 10.4.2003	300816-05-5093
KHOO TENG BIN	MALAYSIAN/ CHINESE	19.11.34	LOT 490, NO. 2A PINGGIR PELANGI PAGI, COUNTRY HEIGHTS, 43000 SUNGAI RAMAL, KAJANG, SELANGOR DARUL EHSAN	COMPANY DIRECTOR	BINARIANG SATELLITE SYSTEMS SDN BHD ("BSS")	NO CHANGE	341119-10-5471

Company No.
158400 | V

DIRECTORS

Full Name*	Nationality/ +Race	Date of Birth	Residential Address	Business Occupation (if any)	Particulars of other Directorships	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
AUGUSTUS RALPH MARSHALL	MALAYSIAN/ CEYLON TAMIL	01.10.51	NO. 2, LORONG LEMBAH TUNKU BUKIT TUNKU 50480 KUALA LUMPUR	EXECUTIVE DIRECTOR	KLCC (HOLDINGS) BHD. GROUP POWERTEK BERHAD MALAYSIAN TOBACCO COMPANY BERHAD GROUP	NO CHANGE	511001-08-6649
TAN POH CHING	MALAYSIAN/ CHINESE	01.05.47	99 JALAN LIMAU PURUT, TAMAN BANDARAYA, BANGSAR 59000 KUALA LUMPUR	CHIEF EXECUTIVE OFFICER	MALAYSIAN COMMUNITY & EDUCATION FOUNDATION POWERTEK BERHAD	NO CHANGE	470501-10-5721

Company No. 158400 | V

DIRECTORS

Full Name*	Nationality/ +Race	Date of Birth	Residential Address	Business Occupation (if any)	Particulars of other Directorships	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
DATO' JAMALUDIN BIN IBRAHIM	MALAYSIAN/ MALAY	03.03.59	247, JALAN BUNGOR ROSA SIERRAMAS 47000 SUNGAI BULOH SELANGOR DARUL EHSAN	CHIEF EXECUTIVE OFFICER	MALAYSIA VENTURE CAPITAL MANAGEMENT BHD HEITECH PADU BERHAD MAVCAP DEBT VENTURES BERHAD	NO CHANGE	590303-01-5609
DATO' SERI SYED ZAINOL ANWAR JAMALULLAIL	MALAYSIAN/ MALAY	20.02.52	LOT 75, SRI CEMERLANG JALAN 16/9, 46350 PETALING JAYA SELANGOR DARUL EHSAN	CHARTERED ACCOUNTANT / COMPANY DIRECTOR	MALAYSIAN RESOURCES CORPORATION BHD SISTEM TELEVISYEN MALAYSIA BHD NESTLE (MALAYSIA) BHD AMANAH SSCM ASSET MANAGEMENT BHD BANGKOK BANK BHD	NO CHANGE	520220-09-5013

Company No.

158400	V

DIRECTORS

Full Name*	Nationality/ +Race	Date of Birth	Residential Address	Business Occupation (if any)	Particulars of other Directorships	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
TIMOTHY HUGH LING	UNITED STATES OF AMERICA	22.11.57	2411, PESQUERA DRIVE LOS ANGELES CALIFORNIA 90049	PRESIDENT/ CHIEF OPERATING OFFICER	NIL	NO CHANGE	PASSPORT NO. 037364432
LORD KILLEARN	BRITISH	09.09.41	LITTLE SODBURY MANOR CHIPPING SODBURY SOUTH GLOUCESTERSHIRE BS376 QA UNITED KINGDOM	COMPANY DIRECTOR	NIL	NO CHANGE	PASSPORT NO. 500344903

Company No.
158400 | V

MANAGERS AND SECRETARIES

Office in Company	Full Name*	Nationality/ +Race	Residential Address	Other Occupation (if any)	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
Managers.......	DATO' JAMALUDIN BIN IBRAHIM	MALAYSIAN/ MALAY	247, JALAN BUNGOR ROSA SIERRAMAS 47000 SUNGAI BULOH SELANGOR DARUL EHSAN	CHIEF EXECUTIVE OFFICER	NO CHANGE	590303-01-5609
Secretaries....	DIPAK KAUR D/O SANGAT SINGH (f) (LS NO: 005204)	MALAYSIAN/ INDIAN	NO. 67, BU 11/6 BANDAR UTAMA 47800 PETALING JAYA SELANGOR DARUL EHSAN	COMPANY SECRETARY	NO CHANGE	691230-05-5126

Dated this 17th day of April, 2003

Lodged by : Maxis Communications Berhad
Address : Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-3807000

Secretary
DIPAK KAUR D/O SANGAT SINGH
LS NO. 005204

FORM 49
Companies Act, 1965
(Section 141(6))

Company No.
158400	V

RETURN GIVING PARTICULARS IN REGISTER OF DIRECTORS, MANAGERS AND SECRETARIES AND CHANGES OF PARTICULARS

MAXIS COMMUNICATIONS BERHAD

DIRECTORS

Full Name*	Nationality/ +Race	Date of Birth	Residential Address	Business Occupation (if any)	Particulars of other Directorships	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
TUN HAJI MOHAMMED HANIF BIN OMAR	MALAYSIAN/ MALAY	16.01.39	NO.74 JALAN USJ 12/3B, 47630 SUBANG JAYA SELANGOR DARUL EHSAN	COMPANY DIRECTOR	GENTING BERHAD RESORTS WORLD BHD PARK MAY (M) BHD GENERAL CORPORATION BHD AMMB HOLDINGS BERHAD ARAB-MALAYSIAN FINANCE BERHAD FULLMARK MANUFACTURING BHD AM FINANCE BERHAD (formerly known as MBF FINANCE BERHAD) BINARIANG SATELLITE SYSTEMS SDN BHD ("BSS")	NO CHANGE	390116-08-5111

Company No.
158400 | V

DIRECTORS

Full Name*	Nationality/ +Race	Date of Birth	Residential Address	Business Occupation (if any)	Particulars of other Directorships	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
TUNKU MAHMUD BIN TUNKU BESAR BURHANUDDIN	MALAYSIAN/ MALAY	16.08.30	3 LORONG DAMAI SEMBILAN 55000 KUALA LUMPUR	COMPANY DIRECTOR	PWE INDUSTRIES BERHAD MALAYSIAN COMMUNITY & EDUCATION FOUNDATION INTER COMMUNITY WELFARE FOUNDATION TAMADAM BONDED WAREHOUSE BERHAD	NO CHANGE	300816-05-5093
KHOO TENG BIN	MALAYSIAN/ CHINESE	19.11.34	LOT 490, NO. 2A PINGGIR PELANGI PAGI, COUNTRY HEIGHTS, 43000 SUNGAI RAMAL, KAJANG, SELANGOR DARUL EHSAN	COMPANY DIRECTOR	BINARIANG SATELLITE SYSTEMS SDN BHD ("BSS")	NO CHANGE	341119-10-5471

Company No.

158400	V

DIRECTORS

Full Name*	Nationality/ +Race	Date of Birth	Residential Address	Business Occupation (if any)	Particulars of other Directorships	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
AUGUSTUS RALPH MARSHALL	MALAYSIAN/ CEYLON TAMIL	01.10.51	NO. 2, LORONG LEMBAH TUNKU BUKIT TUNKU 50480 KUALA LUMPUR	EXECUTIVE DIRECTOR	KLCC (HOLDINGS) BHD. GROUP POWERTEK BERHAD MALAYSIAN TOBACCO COMPANY BERHAD GROUP	NO CHANGE	511001-08-6649
TAN POH CHING	MALAYSIAN/ CHINESE	01.05.47	99 JALAN LIMAU PURUT, TAMAN BANDARAYA, BANGSAR 59000 KUALA LUMPUR	NON EXECUTIVE DIRECTOR	MALAYSIAN COMMUNITY & EDUCATION FOUNDATION POWERTEK BERHAD	CHANGE OF BUSINESS OCCUPATION W.E.F. 1.5.2003	470501-10-5721

Company No.
158400	V

DIRECTORS

Full Name*	Nationality/ +Race	Date of Birth	Residential Address	Business Occupation (if any)	Particulars of other Directorships	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
ATO' JAMALUDIN N IBRAHIM	MALAYSIAN/ MALAY	03.03.59	247, JALAN BUNGOR ROSA, SIERRAMAS, 47000 SUNGAI BULOH SELANGOR DARUL EHSAN	CHIEF EXECUTIVE OFFICER	MALAYSIA VENTURE CAPITAL MANAGEMENT BHD HEITECH PADU BERHAD	CHANGE IN DIRECTORSHIP W.E.F. 26.8.2002	590303-01-5609
ATO' SERI SYED AINOL ANWAR AMALULLAIL	MALAYSIAN/ MALAY	20.02.52	LOT 75, SRI CEMERLANG JALAN 16/9, 46350 PETALING JAYA SELANGOR DARUL EHSAN	CHARTERED ACCOUNTANT / COMPANY DIRECTOR	MALAYSIAN RESOURCES CORPORATION BHD SISTEM TELEVISYEN MALAYSIA BHD NESTLE (MALAYSIA) BHD AMANAH SSCM ASSET MANAGEMENT BHD BANGKOK BANK BHD	NO CHANGE	520220-09-5013

Company No.

158400	V

DIRECTORS

Full Name*	Nationality/ +Race	Date of Birth	Residential Address	Business Occupation (if any)	Particulars of other Directorships	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
TIMOTHY HUGH LING	UNITED STATES OF AMERICA	22.11.57	2411, PESQUERA DRIVE LOS ANGELES CALIFORNIA 90049	PRESIDENT/ CHIEF OPERATING OFFICER	NIL	NO CHANGE	PASSPORT NO. 037364432
LORD KILLEARN	BRITISH	09.09.41	LITTLE SODBURY MANOR CHIPPING SODBURY SOUTH GLOUCESTERSHIRE BS376 QA UNITED KINGDOM	COMPANY DIRECTOR	NIL	NO CHANGE	PASSPORT NO. 500344903

Company No.

158400	V

MANAGERS AND SECRETARIES

Office in Company	Full Name*	Nationality/ +Race	Residential Address	Other Occupation (if any)	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
Managers.......	DATO' JAMALUDIN BIN IBRAHIM	MALAYSIAN/ MALAY	247, JALAN BUNGOR ROSA SIERRAMAS 47000 SUNGAI BULOH SELANGOR DARUL EHSAN	CHIEF EXECUTIVE OFFICER	NO CHANGE	590303-01-5609
Secretaries....	DIPAK KAUR D/O SANGAT SINGH (f) (LS NO: 005204)	MALAYSIAN/ INDIAN	NO. 67, BU 11/6 BANDAR UTAMA 47800 PETALING JAYA SELANGOR DARUL EHSAN	COMPANY SECRETARY	NO CHANGE	691230-05-5126

Dated this 30th day of May, 2003

Lodged by : Maxis Communications Berhad
Address : Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-23307000

Secretary
DIPAK KAUR D/O SANGAT SINGH
LS NO. 005204

FORM 49
Companies Act, 1965
(Section 141(6))

Company No. 158400 | V

RETURN GIVING PARTICULARS IN REGISTER OF DIRECTORS, MANAGERS AND SECRETARIES AND CHANGES OF PARTICULARS

MAXIS COMMUNICATIONS BERHAD

DIRECTORS

Full Name*	Nationality/ +Race	Date of Birth	Residential Address	Business Occupation (if any)	Particulars of other Directorships	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
TUN HAJI MOHAMMED HANIF BIN OMAR	MALAYSIAN/ MALAY	16.01.39	NO.74 JALAN USJ 12/3B, 47630 SUBANG JAYA SELANGOR DARUL EHSAN	COMPANY DIRECTOR	GENTING BERHAD RESORTS WORLD BHD PARK MAY (M) BHD GENERAL CORPORATION BHD AMMB HOLDINGS BERHAD ARAB-MALAYSIAN FINANCE BERHAD FULLMARK MANUFACTURING BHD AM FINANCE BERHAD (formerly known as MBF FINANCE BERHAD) BINARIANG SATELLITE SYSTEMS SDN BHD ("BSS")	NO CHANGE	390116-08-5111

Company No.

158400	V

DIRECTORS

Full Name*	Nationality/ +Race	Date of Birth	Residential Address	Business Occupation (if any)	Particulars of other Directorships	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
TUNKU MAHMUD BIN TUNKU BESAR BURHANUDDIN	MALAYSIAN/ MALAY	16.08.30	3 LORONG DAMAI SEMBILAN 55000 KUALA LUMPUR	COMPANY DIRECTOR	PWE INDUSTRIES BERHAD MALAYSIAN COMMUNITY & EDUCATION FOUNDATION INTER COMMUNITY WELFARE FOUNDATION TAMADAM BONDED WAREHOUSE BERHAD	RETIRED AS DIRECTOR W.E.F. 19.06.2003	300816-05-5093
KHOO TENG BIN	MALAYSIAN/ CHINESE	19.11.34	LOT 490, NO. 2A PINGGIR PELANGI PAGI, COUNTRY HEIGHTS, 43000 SUNGAI RAMAL, KAJANG, SELANGOR DARUL EHSAN	COMPANY DIRECTOR	BINARIANG SATELLITE SYSTEMS SDN BHD ("BSS")	NO CHANGE	341119-10-5471

Company No.

158400	V

DIRECTORS

Full Name*	Nationality/ +Race	Date of Birth	Residential Address	Business Occupation (if any)	Particulars of other Directorships	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
AUGUSTUS RALPH MARSHALL	MALAYSIAN/ CEYLON TAMIL	01.10.51	NO. 2, LORONG LEMBAH TUNKU BUKIT TUNKU 50480 KUALA LUMPUR	EXECUTIVE DIRECTOR	KLCC (HOLDINGS) BHD. GROUP POWERTEK BERHAD MALAYSIAN TOBACCO COMPANY BERHAD GROUP	NO CHANGE	511001-08-6649
TAN POH CHING	MALAYSIAN/ CHINESE	01.05.47	99 JALAN LIMAU PURUT, TAMAN BANDARAYA, BANGSAR 59000 KUALA LUMPUR	NON EXECUTIVE DIRECTOR	MALAYSIAN COMMUNITY & EDUCATION FOUNDATION POWERTEK BERHAD	NO CHANGE	470501-10-5721

Company No.

158400	V

DIRECTORS

Full Name*	Nationality/ +Race	Date of Birth	Residential Address	Business Occupation (if any)	Particulars of other Directorships	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
TO' JAMALUDIN IBRAHIM	MALAYSIAN/ MALAY	03.03.59	247, JALAN BUNGOR ROSA, SIERRAMAS, 47000 SUNGAI BULOH SELANGOR DARUL EHSAN	CHIEF EXECUTIVE OFFICER	MALAYSIA VENTURE CAPITAL MANAGEMENT BHD HEITECH PADU BERHAD	NO CHANGE	590303-01-5609
TO' SERI SYED NOL ANWAR MALULLAIL	MALAYSIAN/ MALAY	20.02.52	LOT 75, SRI CEMERLANG JALAN 16/9, 46350 PETALING JAYA SELANGOR DARUL EHSAN	CHARTERED ACCOUNTANT / COMPANY DIRECTOR	MALAYSIAN RESOURCES CORPORATION BHD SISTEM TELEVISYEN MALAYSIA BHD NESTLE (MALAYSIA) BHD AMANAH SSCM ASSET MANAGEMENT BHD BANGKOK BANK BHD	NO CHANGE	520220-09-5013

Company No.

158400	V

DIRECTORS

Full Name*	Nationality/ +Race	Date of Birth	Residential Address	Business Occupation (if any)	Particulars of other Directorships	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
TIMOTHY HUGH LING	UNITED STATES OF AMERICA	22.11.57	2411, PESQUERA DRIVE LOS ANGELES CALIFORNIA 90049	PRESIDENT/ CHIEF OPERATING OFFICER	NIL	NO CHANGE	PASSPORT NO. 037364432
LORD KILLEARN	BRITISH	09.09.41	LITTLE SODBURY MANOR CHIPPING SODBURY SOUTH GLOUCESTERSHIRE BS376 QA UNITED KINGDOM	COMPANY DIRECTOR	NIL	NO CHANGE	PASSPORT NO. 500344903

Company No.

158400	V

MANAGERS AND SECRETARIES

Office in Company	Full Name*	Nationality/ +Race	Residential Address	Other Occupation (if any)	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
Managers.......	DATO' JAMALUDIN BIN IBRAHIM	MALAYSIAN/ MALAY	247, JALAN BUNGOR ROSA SIERRAMAS 47000 SUNGAI BULOH SELANGOR DARUL EHSAN	CHIEF EXECUTIVE OFFICER	NO CHANGE	590303-01-5609
Secretaries....	DIPAK KAUR D/O SANGAT SINGH (f) (LS NO: 005204)	MALAYSIAN/ INDIAN	NO. 67, BU 11/6 BANDAR UTAMA 47800 PETALING JAYA SELANGOR DARUL EHSAN	COMPANY SECRETARY	NO CHANGE	691230-05-5126

Dated this 24th day of June, 2003

Lodged by : Maxis Communications Berhad
Address : Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-23307000

Secretary
DIPAK KAUR D/O SANGAT SINGH
LS NO. 005204

FORM 49
Companies Act, 1965
(Section 141(6))

Company No.
158400	V

RETURN GIVING PARTICULARS IN REGISTER OF DIRECTORS, MANAGERS AND SECRETARIES AND CHANGES OF PARTICULARS

MAXIS COMMUNICATIONS BERHAD

DIRECTORS

Full Name*	Nationality/ +Race	Date of Birth	Residential Address	Business Occupation (if any)	Particulars of other Directorships	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
TUN HAJI MOHAMMED HANIF BIN OMAR	MALAYSIAN/ MALAY	16.01.39	NO.74 JALAN USJ 12/3B, 47630 SUBANG JAYA SELANGOR DARUL EHSAN	COMPANY DIRECTOR	GENTING BERHAD RESORTS WORLD BHD PARK MAY (M) BHD GENERAL CORPORATION BHD AMMB HOLDINGS BERHAD ARAB-MALAYSIAN FINANCE BERHAD FULLMARK MANUFACTURING BHD AM FINANCE BERHAD (formerly known as MBF FINANCE BERHAD) BINARIANG SATELLITE SYSTEMS SDN BHD ("BSS") (wholly-owned subsidiary of MEASAT Global Bhd (formerly known as Malaysian Tobacco Company Berhad)	NO CHANGE	390116-08-5111

Company No.
158400 | V

DIRECTORS

Full Name*	Nationality/ +Race	Date of Birth	Residential Address	Business Occupation (if any)	Particulars of other Directorships	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
KHOO TENG BIN	MALAYSIAN/ CHINESE	19.11.34	LOT 490, NO. 2A PINGGIR PELANGI PAGI, COUNTRY HEIGHTS, 43000 SUNGAI RAMAL, KAJANG, SELANGOR DARUL EHSAN	COMPANY DIRECTOR	BINARIANG SATELLITE SYSTEMS SDN BHD ("BSS") (wholly-owned subsidiary of MEASAT Global Bhd (formerly known as Malaysian Tobacco Company Berhad)	NO CHANGE	341119-10-5471

Company No.

158400	V

DIRECTORS

Full Name*	Nationality/ +Race	Date of Birth	Residential Address	Business Occupation (if any)	Particulars of other Directorships	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
AUGUSTUS RALPH MARSHALL	MALAYSIAN/ CEYLON TAMIL	01.10.51	NO. 2, LORONG LEMBAH TUNKU BUKIT TUNKU 50480 KUALA LUMPUR	EXECUTIVE DIRECTOR	KLCC (HOLDINGS) BHD. GROUP MEASAT GLOBAL BERHAD (Formerly known as MALAYSIAN TOBACCO COMPANY BERHAD)	CHANGE OF NAME OF MALAYSIAN TOBACCO COMPANY BERHAD W.E.F. 23.07.2003 RESIGNED AS DIRECTOR OF POWERTEK BERHAD W.E.F. 1.8.2003	511001-08-6649
TAN POH CHING	MALAYSIAN/ CHINESE	01.05.47	99 JALAN LIMAU PURUT, TAMAN BANDARAYA, BANGSAR 59000 KUALA LUMPUR	NON EXECUTIVE DIRECTOR	MALAYSIAN COMMUNITY & EDUCATION FOUNDATION	RESIGNED AS DIRECTOR OF POWERTEK BERHAD W.E.F. 1.8.2003	470501-10-5721

Company No.
158400 | V

DIRECTORS

Full Name*	Nationality/ +Race	Date of Birth	Residential Address	Business Occupation (if any)	Particulars of other Directorships	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
TO' JAMALUDIN IBRAHIM	MALAYSIAN/ MALAY	03.03.59	247, JALAN BUNGOR ROSA, SIERRAMAS, 47000 SUNGAI BULOH SELANGOR DARUL EHSAN	CHIEF EXECUTIVE OFFICER	MALAYSIA VENTURE CAPITAL MANAGEMENT BHD HEITECH PADU BERHAD	NO CHANGE	590303-01-5609
TO' SERI SYED NOL ANWAR MALULLAIL	MALAYSIAN/ MALAY	20.02.52	LOT 75, SRI CEMERLANG JALAN 16/9, 46350 PETALING JAYA SELANGOR DARUL EHSAN	CHARTERED ACCOUNTANT / COMPANY DIRECTOR	MALAYSIAN RESOURCES CORPORATION BHD SISTEM TELEVISYEN MALAYSIA BHD NESTLE (MALAYSIA) BHD AMANAH SSCM ASSET MANAGEMENT BHD BANGKOK BANK BHD	NO CHANGE	520220-09-5013

Company No.

158400	V

DIRECTORS

Full Name*	Nationality/ +Race	Date of Birth	Residential Address	Business Occupation (if any)	Particulars of other Directorships	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
TIMOTHY HUGH LING	UNITED STATES OF AMERICA	22.11.57	2411, PESQUERA DRIVE LOS ANGELES CALIFORNIA 90049	PRESIDENT/ CHIEF OPERATING OFFICER	NIL	NO CHANGE	PASSPORT NO. 037364432
LORD KILLEARN	BRITISH	09.09.41	LITTLE SODBURY MANOR CHIPPING SODBURY SOUTH GLOUCESTERSHIRE BS376 QA UNITED KINGDOM	COMPANY DIRECTOR	NIL	NO CHANGE	PASSPORT NO. 500344903

Company No.
158400 | V

MANAGERS AND SECRETARIES

Office in Company	Full Name*	Nationality/ +Race	Residential Address	Other Occupation (if any)	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
Managers.......	DATO' JAMALUDIN BIN IBRAHIM	MALAYSIAN/ MALAY	247, JALAN BUNGOR ROSA SIERRAMAS 47000 SUNGAI BULOH SELANGOR DARUL EHSAN	CHIEF EXECUTIVE OFFICER	NO CHANGE	590303-01-5609
Secretaries....	DIPAK KAUR D/O SANGAT SINGH (f) (LS NO: 005204)	MALAYSIAN/ INDIAN	NO. 67, BU 11/6 BANDAR UTAMA 47800 PETALING JAYA SELANGOR DARUL EHSAN	COMPANY SECRETARY	NO CHANGE	691230-05-5126

Dated this 18th day of August, 2003

Lodged by : Maxis Communications Berhad
Address : Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-23307000

Secretary
DIPAK KAUR D/O SANGAT SINGH
LS NO. 005204

FORM 49
Companies Act, 1965
(Section 141(6))

Company No.
158400	V

RETURN GIVING PARTICULARS IN REGISTER OF DIRECTORS, MANAGERS AND SECRETARIES AND CHANGES OF PARTICULARS

MAXIS COMMUNICATIONS BERHAD

DIRECTORS

Full Name*	Nationality/ +Race	Date of Birth	Residential Address	Business Occupation (if any)	Particulars of other Directorships	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
TUN HAJI MOHAMMED HANIF BIN OMAR	MALAYSIAN/ MALAY	16.01.39	NO.74 JALAN USJ 12/3B, 47630 SUBANG JAYA SELANGOR DARUL EHSAN	COMPANY DIRECTOR	GENTING BERHAD RESORTS WORLD BHD PARK MAY (M) BHD GENERAL CORPORATION BHD AMMB HOLDINGS BERHAD ARAB-MALAYSIAN FINANCE BERHAD FULLMARK MANUFACTURING BHD AM FINANCE BERHAD (formerly known as MBF FINANCE BERHAD) BINARIANG SATELLITE SYSTEMS SDN BHD ("BSS") (wholly-owned subsidiary of MEASAT Global Bhd (formerly known as Malaysian Tobacco Company Berhad)	NO CHANGE	390116-08-5111

Company No.

158400	V

DIRECTORS

Full Name*	Nationality/ +Race	Date of Birth	Residential Address	Business Occupation (if any)	Particulars of other Directorships	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
KHOO TENG BIN	MALAYSIAN/ CHINESE	19.11.34	LOT 490, NO. 2A PINGGIR PELANGI PAGI, COUNTRY HEIGHTS, 43000 SUNGAI RAMAL, KAJANG, SELANGOR DARUL EHSAN	COMPANY DIRECTOR	BINARIANG SATELLITE SYSTEMS SDN BHD ("BSS") (wholly-owned subsidiary of MEASAT Global Bhd (formerly known as Malaysian Tobacco Company Berhad)	NO CHANGE	341119-10-5471

Company No.

158400	V

DIRECTORS

Full Name*	Nationality/ +Race	Date of Birth	Residential Address	Business Occupation (if any)	Particulars of other Directorships	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
AUGUSTUS RALPH MARSHALL	MALAYSIAN/ CEYLON TAMIL	01.10.51	NO. 2, LORONG LEMBAH TUNKU BUKIT TUNKU 50480 KUALA LUMPUR	EXECUTIVE DIRECTOR	KLCC (HOLDINGS) BHD. GROUP MEASAT GLOBAL BERHAD (Formerly known as MALAYSIAN TOBACCO COMPANY BERHAD)	NO CHANGE	511001-08-6649
TAN POH CHING	MALAYSIAN/ CHINESE	01.05.47	99 JALAN LIMAU PURUT, TAMAN BANDARAYA, BANGSAR 59000 KUALA LUMPUR	NON EXECUTIVE DIRECTOR	MALAYSIAN COMMUNITY & EDUCATION FOUNDATION	NO CHANGE	470501-10-5721

Company No.
158400 | V

DIRECTORS

Full Name*	Nationality/ +Race	Date of Birth	Residential Address	Business Occupation (if any)	Particulars of other Directorships	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
TO' JAMALUDIN I IBRAHIM	MALAYSIAN/ MALAY	03.03.59	247, JALAN BUNGOR ROSA, SIERRAMAS, 47000 SUNGAI BULOH SELANGOR DARUL EHSAN	CHIEF EXECUTIVE OFFICER	MALAYSIA VENTURE CAPITAL MANAGEMENT BHD HEITECH PADU BERHAD	NO CHANGE	590303-01-5609
TO' SERI SYED INOL ANWAR MALULLAIL	MALAYSIAN/ MALAY	20.02.52	LOT 75, SRI CEMERLANG JALAN 16/9, 46350 PETALING JAYA SELANGOR DARUL EHSAN	CHARTERED ACCOUNTANT / COMPANY DIRECTOR	MALAYSIAN RESOURCES CORPORATION BHD SISTEM TELEVISYEN MALAYSIA BHD AMANAH SSCM ASSET MANAGEMENT BHD BANGKOK BANK BHD MEDIA PRIMA BERHAD	RESIGNED AS DIRECTOR OF NESTLE (M) BERHAD W.E.F. 22.09.2003 APPOINTED AS DIRECTOR / CHAIRMAN OF MEDIA PRIMA BERHAD W.E.F. 18.08.2003	520220-09-5013

Company No.

158400	V

DIRECTORS

Full Name*	Nationality/ +Race	Date of Birth	Residential Address	Business Occupation (if any)	Particulars of other Directorships	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
TIMOTHY HUGH LING	UNITED STATES OF AMERICA	22.11.57	2411, PESQUERA DRIVE LOS ANGELES CALIFORNIA 90049	PRESIDENT/ CHIEF OPERATING OFFICER	NIL	NO CHANGE	PASSPORT NO. 037364432
LORD KILLEARN	BRITISH	09.09.41	LITTLE SODBURY MANOR CHIPPING SODBURY SOUTH GLOUCESTERSHIRE BS376 QA UNITED KINGDOM	COMPANY DIRECTOR	NIL	NO CHANGE	PASSPORT NO. 500344903

Company No.
158400 | V

MANAGERS AND SECRETARIES

Office in Company	Full Name*	Nationality/ +Race	Residential Address	Other Occupation (if any)	Nature of Appointment, Change and Relevant Date#	Identity Card No./ Passport No.
Managers.......	DATO' JAMALUDIN BIN IBRAHIM	MALAYSIAN/ MALAY	247, JALAN BUNGOR ROSA SIERRAMAS 47000 SUNGAI BULOH SELANGOR DARUL EHSAN	CHIEF EXECUTIVE OFFICER	NO CHANGE	590303-01-5609
Secretaries....	DIPAK KAUR D/O SANGAT SINGH (f) (LS NO: 005204)	MALAYSIAN/ INDIAN	NO. 67, BU 11/6 BANDAR UTAMA 47800 PETALING JAYA SELANGOR DARUL EHSAN	COMPANY SECRETARY	NO CHANGE	691230-05-5126

Dated this 22nd day of September, 2003

Lodged by : Maxis Communications Berhad
Address : Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-23307000

Secretary
DIPAK KAUR D/O SANGAT SINGH
LS NO. 005204

FORM 24

Companies Act 1965
[Section 54(1)]



Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted between the **2nd** day of **July, 2003** and **4th** day of **July, 2003**

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	245,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **10th** day of **July** , **2003**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,451,120,000** shares of RM0.10 each and the paid-up capital is **RM245,112,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **42,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **203,000**

(c) the number of shares allotted to non-citizens -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives -

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	245,000

Dated this 10th day of July , 2003

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **8th** day of **July, 2003**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	222,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on each share	-	RM4.36	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on each share	-	RM4.26	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 16th day of July , 2003

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,451,342,000** shares of RM0.10 each and the paid-up capital is **RM245,134,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**23,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**199,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	**222,000**

Dated this 16th day of July , **2003**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-3807000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **10th** day of **July, 2003**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	214,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 23rd day of July , 2003

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,451,556,000** shares of RM0.10 each and the paid-up capital is **RM245,155,600**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **37,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **125,000**

(c) the number of shares allotted to non-citizens -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **42,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	**10,000**
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	**214,000**

Dated this 23rd day of July , **2003**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-3807000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **15th** day of **July, 2003**.

	Details of Shares		
Shares Allotted	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	161,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 28th day of July , 2003

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,451,717,000** shares of RM0.10 each and the paid-up capital is **RM245,171,700**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**42,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**119,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	**161,000**

Dated this 28th day of July , **2003**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-3807000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **17th** day of **July, 2003**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	94,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 29th day of July , 2003

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,451,811,000** shares of RM0.10 each and the paid-up capital is **RM245,181,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **35,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **59,000**

(c) the number of shares allotted to non-citizens -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives -

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	**94,000**

Dated this 29th day of July , **2003**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-3807000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **22nd** day of **July, 2003**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	278,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **2nd** day of **August** , **2003**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,452,089,000** shares of RM0.10 each and the paid-up capital is **RM245,208,900**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**15,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**100,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**122,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	**41,000**
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	**-**
		278,000
	TOTAL	

Dated this **2nd** day of **August** , **2003**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-3807000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **24th** day of **July, 2003**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	48,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **5th** day of **August**, **2003**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,452,137,000** shares of RM0.10 each and the paid-up capital is **RM245,213,700**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**19,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**29,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	**48,000**

Dated this **5th** day of **August** , **2003**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-3807000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **30th** day of **July, 2003**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	122,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 11th day of August , 2003

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,452,259,000** shares of RM0.10 each and the paid-up capital is **RM245,225,900**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives — **38,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native — **84,000**

(c) the number of shares allotted to non-citizens — -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives — -

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	**122,000**

Dated this 11th day of August , **2003**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-3807000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **31st** day of **July, 2003**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	149,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **13th** day of **August** , **2003**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,452,408,000** shares of RM0.10 each and the paid-up capital is **RM245,240,800**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **9,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **44,000**

(c) the number of shares allotted to non-citizens -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **84,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	**12,000**
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	**-**
	TOTAL	**149,000**

Dated this **13th** day of **August** , **2003**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-3807000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **5th** day of **August, 2003**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	100,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on each share	-	RM4.36	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on each share	-	RM4.26	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **18th** day of **August** , **2003**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,452,508,000** shares of RM0.10 each and the paid-up capital is **RM245,250,800**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **28,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **72,000**

(c) the number of shares allotted to non-citizens -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives -

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	**100,000**

Dated this **18th** day of **August** , **2003**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-3807000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **7th** day of **August, 2003**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	131,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **19th** day of **August** , 2003

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,452,639,000** shares of RM0.10 each and the paid-up capital is **RM245,263,900**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**23,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**23,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**73,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	12,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	131,000

Dated this **19th** day of **August** , **2003**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-3807000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **12th** day of **August, 2003**.

		Details of Shares		
	Shares Allotted	Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	243,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on each share	-	RM4.36	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on each share	-	RM4.26	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 25th day of August , 2003

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,452,882,000** shares of RM0.10 each and the paid-up capital is **RM245,288,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**22,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**62,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**130,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	29,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	243,000

Dated this 25th day of August , **2003**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-3807000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **14th** day of **August, 2003**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	247,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 27th day of August , 2003

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,453,129,000** shares of RM0.10 each and the paid-up capital is **RM245,312,900**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives — **16,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native — **108,000**

(c) the number of shares allotted to non-citizens — -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives — **86,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	**37,000**
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	**-**
	TOTAL	**247,000**

Dated this 27th day of August , **2003**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-3807000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **19th** day of **August, 2003**.

		Details of Shares		
	Shares Allotted	Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	278,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on each share	-	RM4.36	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on each share	-	RM4.26	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **2nd** day of **September** , **2003**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,453,407,000** shares of RM0.10 each and the paid-up capital is **RM245,340,700**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]

(a)	the number of shares allotted to citizens who are Malays and Natives	**22,000**
(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**155,000**
(c)	the number of shares allotted to non-citizens	-
(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**96,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	**5,000**
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	**-**
	TOTAL	**278,000**

Dated this **2nd** day of **September** , **2003**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-3807000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **22nd** day of **August, 2003**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	277,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 4th day of September, 2003

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,453,684,000** shares of RM0.10 each and the paid-up capital is **RM245,368,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**34,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**67,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**140,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	**36,000**
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	**-**
		277,000
	TOTAL	

Dated this 4th day of September , **2003**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-3807000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **26th** day of **August, 2003**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	487,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 9th day of September, 2003

TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,454,171,000** shares of RM0.10 each and the paid-up capital is **RM245,417,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**60,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**112,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**280,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	**35,000**
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	**487,000**

Dated this 9th day of September , **2003**

....
TAN POH CHING
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **28th** day of **August, 2003**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	180,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on each share	-	RM4.36	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on each share	-	RM4.26	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 11th day of September , 2003

TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,454,351,000** shares of RM0.10 each and the paid-up capital is **RM245,435,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives — **41,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native — **98,000**

(c) the number of shares allotted to non-citizens — **-**

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives — **41,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	**180,000**

Dated this 11th day of September , **2003**

TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **29th** day of **August, 2003**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	200,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 15th day of September , 2003

TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,454,551,000** shares of RM0.10 each and the paid-up capital is **RM245,455,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **11,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **58,000**

(c) the number of shares allotted to non-citizens -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **107,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	**24,000**
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	**-**
		200,000
	TOTAL	

Dated this 15th day of September , **2003**

TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **3rd** day of **September, 2003**.

		Details of Shares		
	Shares Allotted	Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	274,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on each share	-	RM4.36	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on each share	-	RM4.26	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Other
		Not	Applicable					

Dated this 17th day of September , 2003

....
TAN POH CHING
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,454,825,000** shares of RM0.10 each and the paid-up capital is **RM245,482,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **19,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **59,000**

(c) the number of shares allotted to non-citizens -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **151,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	**45,000**
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	**274,000**

Dated this 17th day of September , **2003**

TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **9th** day of **September, 2003**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	215,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 22nd day of September, 2003

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,455,040,000** shares of RM0.10 each and the paid-up capital is **RM245,504,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**61,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**137,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**17,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	**215,000**

Dated this 22nd day of September , 2003

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **15th** day of **September, 2003**.

Shares Allotted	Details of Shares: Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	161,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **26th** day of **September** , **2003**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,455,201,000** shares of RM0.10 each and the paid-up capital is **RM245,520,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **60,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **30,000**

(c) the number of shares allotted to non-citizens -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **61,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	10,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	161,000

Dated this 26th day of September , 2003

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **19th** day of **September, 2003**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	242,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 1st day of **October, 2003**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,455,443,000** shares of RM0.10 each and the paid-up capital is **RM245,544,300**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **55,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **52,000**

(c) the number of shares allotted to non-citizens -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **126,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	**9,000**
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	**242,000**

Dated this **1st** day of **October, 2003**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **22nd** day of **September, 2003**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	129,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 3rd day of October , 2003

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,455,572,000** shares of RM0.10 each and the paid-up capital is **RM245,557,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **20,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **24,000**

(c) the number of shares allotted to non-citizens -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **85,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	**129,000**

Dated this 3rd day of October , **2003**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000



Maxis Communications Berhad (158400-V)
Aras 18, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia
P.O. Box 13447
50180 Kuala Lumpur
Malaysia
Tel : (603) 2330 7000
Fax : (603) 2330 0008

M4772-00009/LCB/CZH/rse

3 November 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Application

Ladies and Gentlemen:

We refer to our letter dated 31 October 2002 seeking an exemption based upon Rule 12g3-2(b) pursuant to the Securities Exchange Act of 1934 ("the SE Act"), as amended.

We enclose herewith an update to Annex B as attached to the abovementioned letter for the period from 16 September 2003 to 15 October 2003, pursuant to Rule12g3-2(b)(1)(ii) of the SE Act. The list sets forth the information that the Company has filed with the Kuala Lumpur Stock Exchange and which is made public by such exchange.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director

Dipak Kaur
Secretary

Enclosures

c.c. Mr. Chris Holland

Singap-1/51421/01

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Kuala Lumpur Stock Exchange ("KLSE")			
1. Listing Circular - Maxis Employee Share Option Scheme	16 September 2003 19 September 2003 23 September 2003 30 September 2003 02 October 2003 06 October 2003 10 October 2003 14 October 2003	KLSE Listing Requirements	A
2. Changes in Substantial Shareholders' Interest Pursuant to Form 29B of the Companies Act, 1965 a) Hj. Affendi Bin Tun Hj. Mohd Fuad Stephens	16 September 2003	KLSE Listing Requirements and Malaysian Companies Act, 1965	B
3. Changes in Substantial Shareholders' Interest Pursuant to Form 29B of the Companies Act, 1965 a) The Capital Group Companies Inc.	18 September 2003 25 September 2003 30 September 2003 09 October 2003 14 October 2003	KLSE Listing Requirements and Malaysian Companies Act, 1965	C
4. Announcement	29 September 2003	KLSE Listing Requirements	D
5. Update on Litigation	29 September 2003	KLSE Listing Requirements	E
6. Announcement	06 October 2003	KLSE Listing Requirements	F

7.	Changes in Director's Interest Pursuant to Section 135 of the Companies Act, 1965 a) Dato' Seri Syed Anwar Jamalullail	06 October 2003	KLSE Listing Requirements and Malaysian Companies Act, 1965	G
8.	Announcement	13 October 2003	KLSE Listing Requirements	H

APPENDIX A

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 19627 OF 2003

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **16/09/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 180,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 16 September 2003.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 19630 OF 2003
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **16/09/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 200,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 18 September 2003.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 19704 OF 2003
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **19/09/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 274,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 22 September 2003.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 19791 OF 2003

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **23/09/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 215,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 25 September 2003.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 19916 OF 2003
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **30/09/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 161,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 2 October 2003.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 19978 OF 2003
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **02/10/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 242,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 6 October 2003.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 20040 OF 2003

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : ***06/10/2003***

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 129,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 8 October 2003.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 20138 OF 2003

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **10/10/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 107,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 14 October 2003.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 20168 OF 2003

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **14/10/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 182,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 16 October 2003.

APPENDIX B

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-030916-56161**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **16/09/2003**

Particulars of substantial Securities Holder

Name : **Hj. Affendi Bin Tun Hj. Mohd Fuad Stephens ("AF")**
Address : **2A, Jalan 4L, Ampang Jaya, 68000 Selangor Darul Ehsan.**
NRIC/Passport No/Company No. : **590103-12-6013**
Nationality/Country of incorporation : **Malaysian**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Kenanga Nominees (Tempatan) Sdn Bhd
8th Floor, Kenanga International,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 19,000 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**11/09/2003**	**10,000**	**6.500**
Disposed	**15/09/2003**	**9,000**	**6.500**

Circumstances by reason of which change has occurred :

Change in particulars of his direct beneficial equity interest in Maxis resulting from the disposal of 19,000 ordinary shares of RM0.10 each in Maxis as set out above.

There is no change to the number of shares over which the deemed interest is held.

AF is deemed to have an interest in the shares of Maxis in which Harapan Nusantara Sdn. Bhd. ("HNSB") has an interest, by virtue of his interest in HNSB.

HNSB wholly-owns :-

(i) Angsana Kukuh Sdn. Bhd., Indomurni Sdn. Bhd. and Badai Maju Sdn. Bhd. which in turn have a deemed equity interest in Mujur Anggun Sdn. Bhd. ("MASB"). MASB in turn has a deemed interest in Cabaran Mujur Sdn. Bhd. ("CMSB");

(ii) Bagan Budiman Sdn. Bhd., the intermediate holding company of Anak Samudra Sdn. Bhd. ("ASSB") and Dumai Maju Sdn. Bhd. ("DMSB");

(iii) Nusantara Saga Sdn. Bhd., the immediate holding company of NMSB;

(iv) Nusantara Tegas Sdn. Bhd., the immediate holding company of Usaha Kenanga Sdn. Bhd. ("UKSB") which in turn has a deemed interest in Citra Cekal Sdn. Bhd. ("CCSB"). CCSB in turn has a deemed interest in Tegas Sari Sdn. Bhd. ("TSSB").

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (collectively, HNSB Subsidiaries) collectively have 13.43% direct equity interest in the shares of Maxis.

MASB, ASSB, DMSB, NMSB, and UKSB hold its interests in Maxis as trustees under discretionary trusts for Bumiputra objects.

However, AF does not have any economic interest in these

Nature of interest	:	**Direct**
Direct (units)	:	**19,000**
Direct (%)	:	**0.0008**
Indirect/deemed interest (units)	:	**329,775,665**
Indirect/deemed interest (%)	:	**13.43**
Total no of securities after change	:	**329,775,665**
Date of notice	:	**15/09/2003**

Remarks

***Notification** was received by the Company on 16 September 2003.*

The Registered holders of the remaining Maxis shares over which AF has a deemed interest are set out below :

Nusantara Makmur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 74,514,359 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Anak Samudra Sdn. Bhd.
8A Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Usaha Kenanga Sdn. Bhd.
8A Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 20,000,000 ordinary shares of RM0.10 each in Maxis

Libra Capital Markets Sendirian Berhad
- Libra Asia Securities Limited for Dumai Maju Sdn. Bhd.
8A Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 33,689,359 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 853,534 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis

Cabaran Mujur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

APPENDIX C

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-030918-36299**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**18/09/2003**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street, 55th Floor, Los Angeles, CA 90071, U.S.A.**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2, Jalan Ampang,
50450 Kuala Lumpur,
Malaysia,
in respect of 285,000 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**12/09/2003**	**285,000**	**6.425**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**285,000**
Indirect/deemed interest (%)	:	**0.0116**
Total no of securities after change	:	**127,782,200**
Date of notice	:	**17/09/2003**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 17 September 2003.

The Registered holders of the remaining Maxis shares over which CGC has a deemed interest after the change as stated above are set out below:-

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26,
Jalan Sultan Ismail,
50250 Kuala Lumpur,
Malaysia,
in respect of 89,491,800 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang,
50100 Kuala Lumpur,
Malaysia,
in respect of 13,045,200 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,297,500 ordinary shares of RM0.10 each in Maxis

c/o NorTrust Nominees Limited
155 Bishopsgate,
London EC2M 3XS,
UK,
in respect of 1,008,000 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2, Jalan Ampang,
50450 Kuala Lumpur,
Malaysia,
in respect of 19,939,700 ordinary shares of RM0.10 each in Maxis.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-030925-50708**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **25/09/2003**

Particulars of substantial Securities Holder

Name : **The Capital Group Companies, Inc.**
Address : **333 South Hope Street**
55th Floor
Los Angeles, CA 90071, USA.
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **United States**
Descriptions(Class & nominal value) : **Ordinary Shares of RM1.00 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26,
Jalan Sultan Ismail,
50250 Kuala Lumpur,
Malaysia,
in respect of 5,213,500 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2, Jalan Ampang,
50450 Kuala Lumpur,
Malaysia,
in respect of 298,300 ordinary shares of RM0.10 each in Maxis.

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**18/09/2003**	**1,885,800**	**6.544**
Acquired	**18/09/2003**	**114,200**	**6.544**
Acquired	**19/09/2003**	**1,259,700**	**6.600**
Acquired	**19/09/2003**	**60,300**	**6.600**
Acquired	**22/09/2003**	**1,061,500**	**6.600**
Acquired	**22/09/2003**	**62,600**	**6.600**
Acquired	**23/09/2003**	**1,006,500**	**6.530**
Acquired	**23/09/2003**	**61,200**	**6.530**

Circumstances by reason of which change has occurred : **Deemed interest**
Nature of interest : **Deemed interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **5,511,800**
Indirect/deemed interest (%) : **0.22**
Total no of securities after change : **133,294,000**
Date of notice : **24/09/2003**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 24 September 2003.

The Registered holders of the remaining Maxis shares over which CGC has a deemed interest after the change as stated above are set out below:-

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26,
Jalan Sultan Ismail,
50250 Kuala Lumpur,
Malaysia

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang,
50100 Kuala Lumpur,
Malaysia,
in respect of 13,045,200 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,297,500 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate,
London EC2M 3XS,
UK,
in respect of 1,008,000 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2, Jalan Ampang,
50450 Kuala Lumpur,
Malaysia,
in respect of 20,238,000 ordinary shares of RM0.10 each in Maxis.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-030930-40579**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**30/09/2003**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 2,316,200 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 17,700 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Berhad
Kuala Lumpur Main Office
2, Jalan Ampang,
50450 Kuala Lumpur
Malaysia
in respect of 155,700 ordinary shares of RM0.10 each in Maxis.

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**24/09/2003**	**1,665,200**	**6.526**
Acquired	**24/09/2003**	**143,300**	**6.526**
Acquired	**24/09/2003**	**65,000**	**6.526**
Acquired	**24/09/2003**	**402,000**	**6.526**
Acquired	**24/09/2003**	**34,500**	**6.526**
Acquired	**24/09/2003**	**6,200**	**6.526**
Acquired	**24/09/2003**	**17,700**	**6.526**
Acquired	**24/09/2003**	**28,100**	**6.526**
Acquired	**24/09/2003**	**104,000**	**6.526**
Acquired	**24/09/2003**	**23,600**	**6.526**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**2,489,600**
Indirect/deemed interest (%)	:	**0.1014**
Total no of securities after change	:	**135,783,600**
Date of notice	:	**29/09/2003**

Remarks

The Registered holders of the remaining Maxis shares over which CGC has a deemed interest after the change as stated above are set out below:-

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 97,021,500 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 13,062,900 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,297,500 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,008,000 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 20,393,700 ordinary shares of RM0.10 each in Maxis.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-031009-34176**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**09/10/2003**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
JP Morgan Chase Bank
in respect of 79,000 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**03/10/2003**	**79,000**	**6.550**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**79,000**
Indirect/deemed interest (%)	:	**0.0032**
Total no of securities after change	:	**135,862,600**
Date of notice	:	**08/10/2003**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 9 October 2003.

The Registered holders of the remaining Maxis shares over which CGC has a deemed interest after the change as stated above are set out below:-

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 97,021,500 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 13,062,900 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,376,500 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

in respect of 1,008,000 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 20,393,700 ordinary shares of RM0.10 each in Maxis.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-031014-37478**

Submitting Merchant Bank : **N/A**
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **14/10/2003**

Particulars of substantial Securities Holder

Name : **The Capital Group Companies, Inc. ("CGC")**
Address : **333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA**
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **United States**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS, UK
in respect of 129,000 ordinary shares of RM0.10 each in Maxis

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 6,762,400 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 69,000 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Berhad
Kuala Lumpur Main Office
2, Jalan Ampang,
50450 Kuala Lumpur
Malaysia
in respect of 392,000 ordinary shares of RM0.10 each in Maxis.

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**08/10/2003**	**129,000**	**6.874**
Acquired	**08/10/2003**	**120,000**	**6.776**
Acquired	**09/10/2003**	**4,697,100**	**7.364**
Acquired	**09/10/2003**	**48,300**	**7.364**
Acquired	**09/10/2003**	**151,600**	**7.364**
Acquired	**10/10/2003**	**2,065,300**	**7.699**
Acquired	**10/10/2003**	**20,700**	**7.699**
Acquired	**10/10/2003**	**120,400**	**7.699**

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Deemed Interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **7,352,400**
Indirect/deemed interest (%) : **0.2994**
Total no of securities after : **143,215,000**

Date of notice : **13/10/2003**
Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 14 October 2003.

The Registered holders of the remaining Maxis shares over which CGC has a deemed interest after the changes as stated above are set out below:-

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 103,783,900 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 13,131,900 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,376,500 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,137,000 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 20,785,700 ordinary shares of RM0.10 each in Maxis.

APPENDIX D

General Announcement
Reference No **MM-030929-50786**

Submitting Merchant Bank	:	**RHB SAKURA MERCHANT BANKERS BERHAD**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**29/09/2003**

Type	:	**Announcement**
Subject	:	**Maxis Communications Berhad ("Maxis" or the "Company") Results of the Extraordinary General Meeting ("EGM") held on 29 September 2003**

Contents :

The following announcement is released on behalf of Maxis.

QUOTE

Further to the announcements dated 28 April 2003, 28 May 2003 and 12 September 2003, the Board of Directors of Maxis is pleased to announce that the shareholders of the Company have, at its EGM convened earlier today, approved the ordinary resolutions pertaining to the following as set out in the Notice of EGM dated 13 September 2003:-

(i) Proposed grant of an option to MEASAT Broadcast Network Systems Sdn Bhd to subscribe for ordinary shares of RM1.00 each in Advanced Wireless Technologies Sdn Bhd ("AWT"), a wholly-owned subsidiary of Maxis, as would represent up to 25% of the enlarged share capital of AWT at a price of RM1.00 each (based on the assumptions set out in Section 2.2 of Part A of the Circular to the shareholders dated 13 September 2003, the option would confer a right to subscribe for up to 833,334 ordinary shares in AWT for an aggregate cash consideration of up to RM833,334.00); and

(ii) Proposed shareholders' mandate pursuant to Paragraph 10.09 of the Listing Requirements of the Kuala Lumpur Stock Exchange in relation to certain categories of recurrent related party transactions of a revenue or trading nature, which are necessary for the day-to-day operations and are in the ordinary course of business as described in Part B of the Circular to the shareholders dated 13 September 2003.

UNQUOTE

This announcement is dated 29 September 2003.

General Announcement
Reference No **MM-030929-60030**

Submitting Merchant Bank	:	**RHB SAKURA MERCHANT BANKERS BERHAD**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**29/09/2003**

Type : **Announcement**
Subject : **Maxis Communications Berhad ("Maxis")**
Proposed reorganisation of the activities of Maxis' wholly-owned subsidiaries ("Proposed Reorganisation")

Contents :

The following announcement is released on behalf of Maxis Communications Berhad:

QUOTE

Further to the announcement made on 8 August 2003, the Board of Directors of Maxis wishes to announce that the Foreign Investment Committee has, *vide* its letter dated 26 September 2003, approved the proposed reorganisation of the activities of Maxis' wholly-owned subsidiaries namely Maxis Mobile Sdn Bhd, Maxis Broadband Sdn Bhd and Malaysian Mobile Services Sdn Bhd *(formerly known as TIMECel Sdn Bhd)*.

The Proposed Reorganisation remains subject to, *inter-alia* the relevant approvals being obtained from the Malaysian Communications and Multimedia Commission, Ministry of Finance and the lenders of Maxis and its subsidiaries.

UNQUOTE

This announcement is dated 29 September 2003.

APPENDIX E

General Announcement
Reference No **MC-030929-60194**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**29/09/2003**

Type : **Announcement**
Subject : **UPDATE ON LITIGATION**
Kuala Lumpur High Court Civil Suit No: S6-22-728-2002.

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") wishes to provide the following updates in relation to the Company's announcements on 30 January 2003, 27 February 2003 (the Company's announcement on its Fourth Quarter Results for the financial year ended 31 December 2002), 11 March 2003, 3 April 2003, 6 May 2003, 27 May 2003 (the Company's announcement on its First Quarter Results for the financial year ending 2003), 27 August 2003 (the Company's announcement on its Second Quarter Results for the financial year ending 2003), 30 August 2003 and 11 September 2003 in relation to the suit ("the Suit") commenced by Maxis Sdn Bhd against the Company and 6 of its subsidiaries (collectively, "the Maxis Group") vide Kuala Lumpur High Court Civil Suit No: S6-22-728-2002.

Both Maxis Sdn Bhd's application for summary judgment under Order 14 of the Rules of the High Court 1980 and the Maxis Group's appeal against the dismissal of its application to strike out the Suit ("the Applications") came up for hearing on 25 September 2003. The Judge in Chambers was of the opinion that the Suit should proceed to full trial and accordingly fixed the same for trial on 6th, 7th and 8th July 2004. He has also fixed the same for case management on 19 January 2004. The Applications were adjourned sine die pending the outcome of the full trial.

This Announcement is dated 29 September 2003

APPENDIX F

General Announcement
Reference No **MC-031002-56353**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**06/10/2003**

Type	:	**Announcement**
Subject	:	**Notification pursuant to Paragraph 14.09 of Chapter 14 of the Listing Requirements of the Kuala Lumpur Stock Exchange (the "Exchange") (the "LR")**

Contents :

Maxis Communications Berhad ("Maxis" or the "Company") having received a notification on 6 October 2003 pursuant to Paragraph 14.09 of Chapter 14 of the LR, from YAM Dato' Seri Syed Anwar Jamalullail*, an Independent Non-Executive Director of the Company, do hereby notify the Exchange of his dealing in the securities of the Company as set out below :-

Disposal of 20,000 ordinary shares of RM0.10 each representing 0.0008% of the issued share capital of Maxis at RM6.50 each on 24 September 2003.

The total number of shares held by YAM Dato' Seri Syed Anwar Jamalullail* after the disposal is 230,000 shares.

*YAM Dato' Seri Syed Anwar Jamalullail's name as per his Identity Card is Syed Zainol Anwar

This announcement is dated 6 October 2003.

APPENDIX G

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **MC-031002-55527**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**06/10/2003**

Information Compiled By KLSE

Particulars of Director

Name	:	**Dato' Seri Syed Anwar Jamalullail (please also see remarks)**
Address	:	**Lot 75, Sri Cemerlang Jalan 16/9 46350 Petaling Jaya Selangor Darul Ehsan**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**24/09/2003**	**20,000**	**6.500**

Circumstances by reason of which change has occurred	:	
Nature of interest	:	**Direct Interest**
Consideration (if any)	:	

Total no of securities after change:

Direct (units)	:	**230,000**
Direct (%)	:	**0.0094**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Date of notice	:	**06/10/2003**
Remarks	:	

Dato' Seri Syed Anwar Jamalullail's name as per his Identity Card is Syed Zainol Anwar.

APPENDIX H

General Announcement
Reference No **MM-031013-62299**

Submitting Merchant Bank	:	**RHB SAKURA MERCHANT BANKERS BERHAD**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**13/10/2003**

Type : **Announcement**
Subject : **Maxis Communications Berhad ("Maxis")**
Proposed reorganisation of the activities of Maxis' wholly-owned subsidiaries ("Proposed Reorganisation")

Contents :

The following announcement is released on behalf of Maxis Communications Berhad:

QUOTE

Further to the announcements made on 8 August 2003 and 29 September 2003, the Board of Directors of Maxis is pleased to announce that the Malaysian Communications and Multimedia Commission ("MCMC") will, *vide* its letter dated 9 October 2003 ("Approval Letter"), transfer, with effect from 1st November 2003, Maxis Mobile Sdn Bhd's 012 numbering assignment and associated short codes to Malaysian Mobile Services Sdn Bhd (formerly known as TIMECel Sdn Bhd) pursuant to the proposed reorganisation of the activities of Maxis' wholly-owned subsidiaries subject, *inter alia,* to any further determination(s) that will be made with regard to the policy, which is pending issuance by the MCMC, on mergers and acquisitions of licensees and the implementation of, and to the requirements and associated regulations of, the new numbering and electronic addressing plan, which is currently awaiting approval for issuance and implementation.

The Proposed Reorganisation remains subject to, *inter-alia* the approvals being obtained from the Ministry of Finance and the lenders of Maxis and its subsidiaries.

UNQUOTE

This announcement is dated 13 October 2003.



02 NOV 15 AM 11:30

Maxis Communications Berhad (158400-V)
(formerly known as Binariang Bhd)
Aras 18, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia
P.O. Box 13447,
50180 Kuala Lumpur
Malaysia
Tel : (603) 380 7000
Fax : (603) 380 7010



M4772-00009/LCB/CZH/rse

31 October 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Application

Ladies and Gentlemen:

We refer to our letter dated 4 September 2002 seeking an exemption based upon Rule 12g3-2(b) pursuant to the Securities Exchange Act of 1934 ("the SE Act"), as amended.

We enclose herewith an update to Annex B as attached to the abovementioned letter for the period from 6 September 2002 to 31 October 2002, pursuant to Rule12g3-2(b)(1)(ii) of the SE Act. The list sets forth the information that the Company has filed with the Kuala Lumpur Stock Exchange and which is made public by such exchange.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director

Dipak Kaur
Secretary

Enclosures

Singap-1/51421/01

Enclosures

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Kuala Lumpur Stock Exchange ("KLSE")			
1. Changes in Substantial Shareholders' Interest Pursuant to Form 29B of the Companies Act, 1965 a) Harapan Nusantara Sdn Bhd b) Tun Haji Mohammed Hanif bin Omar c) Dato' Haji Badri Bin Haji Masri d) Hj. Affendi bin Tun Hj. Mohd Fuad Stephens	11 September 2002	KLSE Listing Requirements and Malaysian Companies Act, 1965	A
2. Query from KLSE on Article entitled : "Singapore's MobileOne may be sold to another telco" and Article entitled : "Indon, Telekom officials in talks on Indosat sale"	12 September 2002	KLSE Listing Requirements	B
3. Suspension of Trading	16 September 2002	KLSE Listing Requirements	C
4. Suspension of Trading	17 September 2002	KLSE Listing Requirements	D

	NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
5.	Proposed acquisition of the entire issued and paid-up share capital of TIMECel Sdn Bhd comprising 1,293,883,684 ordinary shares of RM1.00 each	18 September 2002	KLSE listing Requirements	E
6.	Resumption of Trading	18 September 2002	KLSE Listing Requirements	F
7.	Maxis Communications Berhad Temporary Placement of Proceeds of Initial Public Offering ("IPO")	1 October 2002	KLSE Listing Requirements	G
8.	Changes in Director's Interest Pursuant to Section 135 of the Companies Act, 1965	8 October 2002	KLSE Listing Requirements and Malaysian Companies Act, 1965	H
9.	Changes in Substantial Shareholder's Interest Pursuant to Form 29A of the Companies Act, 1965 a) The Capital Group Companies, Inc.	9 October 2002	KLSE Listing Requirements and Malaysian Companies Act, 1965	I
10.	Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965 a) The Capital Group Companies, Inc.	17 October 2002	KLSE Listing Requirements and Malaysian Companies Act, 1965	J

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
11. Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965 a) Mohamad Shahrin Bin Merican	21 October 2002	KLSE Listing Requirements and Malaysian Companies Act, 1965	K
12. Notification of Change in Telephone and Facsimile numbers with effect from 26 October 2002	24 October 2002	KLSE Listing Requirements	L
13. Changes in Director's Interest Pursuant to Section 135 of the Companies Act, 1965 a) Y.M. Tunku Dato' Seri Mahmud bin Tunku Besar Burhanuddin	25 October 2002	KLSE Listing Requirements and Malaysian Companies Act, 1965	M
14. Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965 a) The Capital Group Companies, Inc.	25 October 2002	KLSE Listing Requirements and Malaysian Companies Act, 1965	N

APPENDIX A

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-020909-62318**

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 11/09/2002

02 NOV 15 AM 11:30

Particulars of substantial Securities Holder

Name : **Harapan Nusantara Sdn Bhd**
Address : **Level 39, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur.**
NRIC/Passport No/Company No. : **288612-K**
Nationality/Country of incorporation : **Malaysia**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each**
Name & address of registered holder
EB Nominees (Tempatan) Sendirian Berhad
Pledged Securities Account For Cabaran Mujur Sdn Bhd (KLM)
11th Floor, Wisma Cyclecarri,
288, Jalan Raja Laut,
50350 Kuala Lumpur.
in respect of 61,665,722 ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Others	**02/09/2002**	**61,665,722**	

Description of other type of transaction : **Change in the registered holder**

Circumstances by reason of which change has occurred : **Change in the registered holder. The shares which were previously registered in the name of Cabaran Mujur Sdn Bhd are now registered in the name of EB Nominees (Tempatan) Sendirian Berhad.**

Cabaran Mujur Sdn Bhd is the beneficial owner of the Maxis shares.

Nature of interest : **Indirect**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Total no of securities after change : **598,950,665**
Date of notice : **04/09/2002**
Remarks
No change in total number of shares.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-020909-447C7**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	11/09/2002

Particulars of substantial Securities Holder

Name	:	**Tun Haji Mohammed Hanif Bin Omar**
Address	:	**No. 74, Jalan USJ 12/3B, 47630 Subang Jaya, Selangor Darul Ehsan.**
NRIC/Passport No/Company No.	:	**390116-08-5111**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each**

Name & address of registered holder

EB Nominees (Tempatan) Sendirian Berhad
Pledged Securities Account For Cabaran Mujur Sdn Bhd (KLM)
11th Floor, Wisma Cyclecarri,
288, Jalan Raja Laut,
50350 Kuala Lumpur.
in respect of 61,665,722 ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Others	**02/09/2002**	**61,665,722**	

Description of other type of transaction	:	**Change in the registered holder**
Circumstances by reason of which change has occurred	:	**Change in the registered holder. The shares which were previously registered in the name of Cabaran Mujur Sdn Bhd are now registered in the name of EB Nominees (Tempatan) Sendirian Berhad.** **Cabaran Mujur Sdn Bhd is the beneficial owner of the Maxis shares.**
Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**598,950,665**
Date of notice	:	**04/09/2002**

Remarks

No change in total number of shares.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-020909-47D10**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	11/09/2002

Particulars of substantial Securities Holder

Name	:	**Dato' Haji Badri Bin Haji Masri**
Address	:	**No. 6, Jalan SS5B/5, Kelana Jaya, 47301 Petaling Jaya, Selangor Darul Ehsan.**
NRIC/Passport No/Company No.	:	**440509-10-5163**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each**

Name & address of registered holder

EB Nominees (Tempatan) Sendirian Berhad
Pledged Securities Account For Cabaran Mujur Sdn Bhd (KLM)
11th Floor, Wisma Cyclecarri,
288, Jalan Raja Laut,
50350 Kuala Lumpur.
in respect of 61,665,722 ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")

02 09 15 11:30

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Others	**02/09/2002**	**61,665,722**	

Description of other type of transaction	:	**Change in the registered holder**
Circumstances by reason of which change has occurred	:	**Change in the registered holder. The shares which were previously registered in the name of Cabaran Mujur Sdn Bhd are now registered in the name of EB Nominees (Tempatan) Sendirian Berhad.** **Cabaran Mujur Sdn Bhd is the beneficial owner of the Maxis shares.**
Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**598,950,665**
Date of notice	:	**04/09/2002**

Remarks

No change in total number of shares.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-020909-4B028**

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 11/09/2002

Particulars of substantial Securities Holder

Name : **Hj. Affendi Bin Tun Hj. Mohd Fuad Stephens**
Address : **12-C, Jalan Madge, 55000 Kuala Lumpur.**
NRIC/Passport No/Company No. : **590103-12-6013**
Nationality/Country of incorporation : **Malaysian**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each**
Name & address of registered holder
EB Nominees (Tempatan) Sendirian Berhad
Pledged Securities Account For Cabaran Mujur Sdn Bhd (KLM)
11th Floor, Wisma Cyclecarri,
288, Jalan Raja Laut,
50350 Kuala Lumpur.
in respect of 61,665,722 ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Others	**02/09/2002**	**61,665,722**	

Description of other type of transaction : **Change in the registered holder**
Circumstances by reason of which change has occurred : **Change in the registered holder. The shares which were previously registered in the name of Cabaran Mujur Sdn Bhd are now registered in the name of EB Nominees (Tempatan) Sendirian Berhad.**

Cabaran Mujur Sdn Bhd is the beneficial owner of the Maxis shares.

Nature of interest : **Indirect**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Total no of securities after change : **598,950,665**
Date of notice : **04/09/2002**
Remarks
No change in total number of shares.

APPENDIX B

General Announcement
Reference No **MC-020912-62058**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	12/09/2002

Type	:	**Reply to query**
Reply to Query Letter by KLSE reference ID	:	**CY-020911-44153**
Subject	:	**(1) ARTICLE ENTITLED : "Singapore's MobileOne may be sold to another telco"** **(2) ARTICLE ENTITLED : "Indon, Telekom officials in talks on Indosat sale"**

Contents :

We refer to the letter from the Kuala Lumpur Stock Exchange ("the Exchange") to Maxis Communications Berhad ("Maxis" or "the Company") dated 11 September 2002 titled "(1) ARTICLE ENTITLED : Singapore's MobileOne may be sold to another telco (2) ARTICLE ENTITLED : Indon, Telekom officials in talks on Indosat sale", in relation to the news article appearing the New Straits Times, Business Times Section, pages B1 and B18 and B3 respectively, on Wednesday, 11 September 2002.

Maxis wishes to inform the Exchange that the reference to Maxis in the following Articles :-
(1) Pages B1 and B 18
"Among the companies said to be interested in MI.... Maxis Communications of Malaysia"; and
(2) Page B3
"Last month, the Government said it plans to sell as much as 42 per cent of Indosat....". "Indonesian officials are meeting with .....Maxis Communications Bhd...."
is speculative and the Company is not aware of any basis for the references made to Maxis. The Company is therefore not in a position to comment.

This announcement is dated 12 September 2002.

Query Letter content :
We refer to the above news articles appearing in the New Straits Times, Business Times Section, pages B1 and B18, and B3 respectively, both on Wednesday, 11 September 2002, a copy each is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentences, which are reproduced as follows:-
(1) Pages B1 and B18
"Among the companies said to be interested in M1 ... Maxis Communications of Malaysia."
(2) Page B3
"Last month, the Government said it plans to sell as much as 42 per cent of Indosat ... "
"Indonesian officials are meeting with ... Maxis Communications Bhd ... "
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported articles and in particular the underlined sentences after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentences or any other part of the above reported articles, you are required to set forth facts sufficient to clarify any misleading

part of the above reported articles, you are required to set forth facts sufficient to support the same.

Please furnish the Exchange with your reply within one (1) market day from the date hereof.

Yours faithfully

LISA LAM
Senior Manager
Listing Operations

LL/WSW/CY
c.c. Securities Commission (via fax)

APPENDIX C

General Announcement
Reference No **MC-020913-59422**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	16/09/2002

Type	:	**Announcement**
Subject	:	**SUSPENSION OF TRADING**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") wishes to announce that the Kuala Lumpur Stock Exchange has granted its approval on the Company's request to suspend the trading in its shares with effect from 9.00 am, Tuesday, 17 September 2002.

The Company is proposing to acquire from Time dotCom Berhad, its entire equity interest in one of its wholly owned subsidiaries ("Proposed Acquisition"). Currently, the Proposed Acquisition is in the final stages of negotiations. The Company expects to finalise negotiations and reach a final agreement on the terms by tomorrow. Thereafter, the Company intends to sign the sale and purchase agreement by Wednesday, 18 September 2002.

This announcement is dated 16 September 2002

APPENDIX D

Listing Circular
***LISTING'S CIRCULAR NO. L/Q* : 15035 OF 2002**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **17/09/2002**

Subject : MAXIS-SUSPENSION OF TRADING

Contents :

Kindly be advised that at the request of the above Company, trading in its shares has been suspended with effect from 9.00 a.m., Tuesday, 17 September 2002 pending an announcement.

APPENDIX E

General Announcement
Reference No **MM-020918-60460**

Submitting Merchant Bank	:	RHB SAKURA MERCHANT BANKERS BERHAD
Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	18/09/2002

Type : **Announcement**
Subject : **Maxis Communications Berhad ("Maxis"/the "Company")**
Proposed acquisition of the entire issued and paid-up share capital of TIMECel Sdn Bhd ("TIMECel") comprising 1,293,883,684 ordinary shares of RM1.00 each ("Proposed Acquisition")

Contents :

The following announcement is released on behalf of Maxis Communications Berhad:-

Quote

1. INTRODUCTION

The Company announces that it has today entered into a conditional sale and purchase agreement("Conditional SPA") with Time dotCom Berhad ("TdC") to acquire from TdC its entire equity interest of 100% in TIMECel comprising 1,293,883,684 ordinary shares of RM1.00 each.

Further details of the Proposed Acquisition are set out in Section 2 below.

2. THE PROPOSED ACQUISITION

2.1 Information on TIMECel

TIMECel is a provider of mobile telecommunications services via a GSM1800 cellular network. The company obtained its 20-year operating licence from the Minister of Energy, Communications and Multimedia on 24 December 1993.

TIMECel's mobile telecommunications network trades under the brand name "TIMECel". Its coverage extends to major cities and towns, key commercial areas and destinations throughout Malaysia. Apart from its own network, TIMECel also has interconnection agreements with other local fixed and mobile operators and roaming arrangements with telecommunications operators in the Asean region, Asia Pacific, Europe, North America, Canada and Middle East.

TIMECel was incorporated in Malaysia under the Companies Act, 1965 as a private limited company on 20 July 1981 under the name of Electronics and Telematique (Malaysia) Sdn Bhd. It assumed its present name on 26 June 2001.

The present authorised share capital of TIMECel is RM1,900,000,000 comprising 1,900,000,000 ordinary shares of RM1.00 each, of which 1,293,883,684 ordinary shares of RM1.00 each have been issued and fully paid-up.

Based on the audited accounts of TIMECel for the financial year ended 31 December

2001, TIMECel registered a loss after taxation of RM30.2 million, whilst its net tangible assets ("NTA") as at that date is RM1.061 billion.

2.2 Terms and Conditions of the Proposed Acquisition

Pursuant to the terms of the Conditional SPA, Maxis shall acquire from TdC a total of 1,293,883,684 ordinary shares of RM1.00 each ("TIMECel Shares") representing the entire equity interest in TIMECel for a purchase consideration which shall be determined following the completion of a due diligence review on TIMECel.

The TIMECel Shares shall be acquired free from any and all encumbrances together with all rights attaching thereto as at the date of completion of the Conditional SPA.

As set out in the Conditional SPA, both Maxis and TdC have decided on a non-binding indicative range of RM1.3 billion to RM1.6 billion ("Indicative Range") for the purchase consideration of the TIMECel Shares.

Maxis and TdC have mutually agreed to a period of 45 days from the date of the Conditional SPA for Maxis to undertake and complete a due diligence review on TIMECel with an option for Maxis to extend for a further 15 days.

Maxis and TdC shall, within 15 days from completion of the due diligence review, negotiate and agree on the purchase consideration ("Consideration") (the "Price Fixing Date"). In the event that the Consideration cannot be agreed upon, the Conditional SPA shall automatically terminate with immediate effect.

The payment of the Consideration shall be made to TdC in the following manner:-

(i) a deposit of RM50 million ("Deposit") shall be payable on the Price Fixing Date to the escrow account holder which will be released to TdC on completion of the Conditional SPA; and

(ii) the balance of the Consideration, being the Consideration less the Deposit shall be payable on completion of the Conditional SPA.

The total purchase consideration for the Proposed Acquisition shall be satisfied in cash. The Company intends to finance the Proposed Acquisition using its internally generated funds and, where necessary, drawing upon its existing credit facilities obtained from financial institutions.

The other salient terms of the Conditional SPA are as follows:-

(i) the execution of a joint venture agreement wherein Maxis and TdC shall agree on areas and terms of cooperation in the fixed line business for the establishment of a joint venture which will market all future fixed line services to new customers with access and capacity to be provided as appropriate on commercial terms by TT dotCom Sdn Bhd and/or Maxis Broadband Sdn Bhd;

(ii) Maxis and TdC shall agree on a migration plan and migration agreements for the integration of the network of TIMECel and that of Maxis following completion of the Conditional SPA;

(iii) Should there be an event of default or should either Maxis or TdC decide not to proceed to completion even though all conditions precedent have been met and/or waived, the defaulting party will have to pay RM50 million in liquidated damages to the non-defaulting party;

(iv) Other situations whereby the Conditional SPA may be terminated include, *inter-alia*, material breaches of warranties which cannot be remedied and non-fulfilment of any conditions precedent; and

(v) TdC is not liable in respect of any claims made under the Conditional SPA by Maxis involving or relating to a breach or an alleged breach of warranty unless and until the aggregate amount in respect of the claim exceeds RM10 million and in any case, such claims are limited to a maximum of RM75 million.

2.3 Basis of the Consideration

As set out in the Conditional SPA, the non-binding Indicative Range for the TIMECel Shares is RM1.3 billion to RM1.6 billion. The Consideration will be negotiated and agreed upon by Maxis and TdC within 15 days from the completion of the due diligence review.

2.4 Liabilities to be assumed by Maxis

There will be no assumption of liabilities of TIMECel by Maxis pursuant to the Proposed Acquisition.

2.5 Information on TdC

TdC was incorporated on 11 December 1996 as a public company under the Companies Act, 1965 under the name of TIME Telecommunications Holdings Berhad. The company assumed its present name on 17 January 2000.

The principal activity of TdC is that of investment holding whilst the principal activities of its subsidiaries are the provision of voice, data, video and image communication services, cellular transmission of voice and data, payphone services, data communications facilities and services using satellite, microwave and wireless applications. The subsidiaries also provide and market Internet services. The telecommunications network relates to facilities made available by licences including international gateway licence, fibre-optics network licence, domestic operators licence, personal communication network licence, public telephone licence, data communication licence and Internet service provider licence.

2.6 Original cost and date of investment

As provided by TdC, TdC's cost of investment in the TIMECel Shares is RM1.85 billion which was incurred on 26 December 2000.

The Proposed Acquisition is in line with the strategy of Maxis to grow and expand domestically through acquisitions and mergers and which is also in line with the trend for consolidation of the telecommunications operators in Malaysia.

The Proposed Acquisition will put Maxis in a prime position to capture a significant portion of high value customers in Malaysia as the utilization of TIMECel's GSM1800 2x25MHz spectrum will provide Maxis with additional network coverage enhancing the service quality to its existing and new customer base. Maxis will be able to increase its network capacity and thereby allow it to further optimise network design especially in urban areas. Furthermore Maxis' already extensive network coverage will also be expected to be further enhanced with the addition of TIMECel's base towers and infrastructure. This would allow Maxis to compete more effectively in a consolidating industry and to deploy network capital expenditure more efficiently.

In line with Maxis' strategy and focus in providing high value added services, both parties are expected to benefit from establishing a joint venture which will market fixed line service to customers with access to the combined infrastructure of Maxis' and TdC's fixed line business. The new joint venture will leverage off their respective networks hence providing both parties with the ability to optimise their strategy in the fixed line business.

In addition, the Proposed Acquisition will allow Maxis to deploy funds in TIMECel which is expected to achieve returns in excess of current yields on such funds.

Consolidation trends in the Malaysian telecommunications industry

The Malaysian telecommunications industry is characterised by intense competition as there are currently five major mobile telecommunications operators competing in a population base of only 23 million. As a result of this facilities-based competition, mobile telecommunications operators have been engaging in aggressive network build out in an effort to increase their subscriber base leading to duplication of resources with some operators facing under utilisation of infrastructure due to low subscriber numbers.

Consequently, the Malaysian government signalled the call for consolidation in the telecommunications industry and this acquisition will be in line with the Government's objectives. Maxis, as one of the leaders in the industry, stands to benefit from this consolidation trend and its resulting market rationalisation.

4. Prospects of the Malaysian mobile telecommunications sector

The mobile telecommunications sector is one of the fastest growing sectors within the telecommunications industry in Malaysia. The mobile penetration rate in Malaysia remains relatively low compared to the mobile penetration rates in some of the more developed markets in Asia.

The growth in demand for mobile telecommunications services has exceeded the growth for fixed line services, with mobile penetration overtaking the fixed line penetration in 2000. Mobile telecommunications services in Malaysia grew at a compound annual rate of approximately 65.9% for the 2 years ended 31 December 2001, based on the total number of subscribers.

Given Malaysia's relatively high gross domestic product and relatively low penetration

rate compared to other Asian markets, it is believed that Malaysia will continue to experience growth in mobile telecommunications services.

5. RISK FACTORS

The risk factors (which may not be exhaustive) of the Proposed Acquisition are as follows:-

(i) Business risks

Like other telecommunications operators in Malaysia, TIMECel is subject to risks inherent to the telecommunications industry. These risks include on-going and rapid technological change, the reliability of its network infrastructure, the increasing competition from existing and new operators and the ability to successfully interconnect with other operators' networks.

(ii) Integration risks

In general, the realisation of synergies and benefits from economies of scale arising from acquisition exercises is dependent upon, *inter-alia*, the proper integration of the management team, infrastructure and technology of the new business. Whilst there is no assurance that such integration can be successfully implemented following the Proposed Acquisition, Maxis proposes to employ the necessary programmes and procedures to ensure the successful integration of the two networks.

(iii) Regulatory risks

The ownership, construction, operation and provision of telecommunications systems and services and the allocation of frequency spectrum in Malaysia are subject to extensive regulation and supervision by the Malaysian Communications and Multimedia Commission ("Commission") and the Minister of Energy, Communications and Multimedia ("Minister"). As such, any changes in laws, regulations or the Commission's policies affecting TIMECel's business activities and those of its competitors could adversely affect TIMECel's financial condition or operational results. There can be no assurance that the Minister will not issue new or additional telecommunications licences or that the Commission will not assign new or additional spectrum to new or existing mobile operators whose services will compete with those offered by TIMECel.

6. EFFECTS OF THE PROPOSED ACQUISITION

6.1 On share capital

The Proposed Acquisition will not have any effect on the issued and paid-up share capital of Maxis.

6.2 On substantial shareholders' shareholdings

The Proposed Acquisition will not have any effect on the substantial shareholders' shareholdings in Maxis as the consideration for the Proposed Acquisition will be fully

6.3 On net tangible assets ("NTA")

The proforma effect of the Proposed Acquisition on the consolidated NTA of Maxis is set out in Table 1 below.

6.4 On earnings

The Proposed Acquisition is expected to be completed in the first half of 2003 and therefore will not have any material effect on the consolidated earnings of Maxis for the immediate financial year ending 31 December 2002.

Barring unforeseen circumstances, the Proposed Acquisition is expected to contribute positively to Maxis' long term earnings.

7. APPROVALS FOR THE PROPOSED ACQUISITION

The Proposed Acquisition is subject to, *inter-alia*, Maxis obtaining the approvals from:-

(i) the Foreign Investment Committee;
(ii) the Commission (if applicable);
(iii) shareholders of Maxis; and
(iv) any other relevant authorities/parties.

The Proposed Acquisition is also subject to, *inter-alia*, TdC obtaining the following approvals:-

(i) the Securities Commission ("SC"), if necessary;
(ii) shareholders of TdC; and
(iii) any other relevant authorities/parties.

Further, the Proposed Acquisition is also subject to TIME Engineering Berhad ("TIME") obtaining approvals from any relevant authorities or parties.

8. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

Insofar as the Directors of Maxis are able to ascertain, none of the Directors or substantial shareholders of Maxis or persons connected to them have any interest, whether direct or indirect, in the Proposed Acquisition.

9. DIRECTORS' OPINION

and long term interests of Maxis and its shareholders.

10. OTHER MATTERS

10.1 Maxis has appointed RHB Sakura Merchant Bankers Berhad as its Financial Adviser for the Proposed Acquisition.

10.2 The Conditional SPA is available for inspection at the registered office of Maxis at Level 18 Menara Maxis, Kuala Lumpur City Centre, off Jalan Ampang 50088 Kuala Lumpur during normal business hours from Mondays to Fridays (except public holidays) for a period of 3 months from the date of this announcement.

10.3 It is envisaged that the application to the relevant authorities will be made within 4 months from the date of this announcement.

10.4 The Proposed Acquisition does not depart from the SC's Policies and Guidelines on Issue/Offer of Securities.

10.5 The Proposed Acquisition is expected to be completed in the first half of 2003.

10.6 Shareholders of Maxis and potential investors should be aware that the Proposed Acquisition is subject to the approvals and conditions referred to in Sections 2.2 and 7 above. Shareholders of Maxis and potential investors should exercise caution when dealing in the securities of Maxis.

This announcement is dated 18 September 2002.

Table 1

For illustrative purposes only, on the assumption that the Proposed Acquisition had been effected on 31 March 2002, the proforma effect of the Proposed Acquisition on Maxis' consolidated NTA based on the audited consolidated balance sheet of Maxis (and after having adjusted for effects of the flotation scheme undertaken in July 2002) and the Indicative Range is as follows:-

	Audited as at 31.3.2002	**Proforma I**	**Proforma II (a)**	**Proforma II (b)**
	RM'million	**RM'million**	**RM'million**	**RM'million**
Share capital	157.9	245.1	245.1	245.1
Share premium	2,664.7	3,260.6	3,260.6	3,260.6
Accumulated losses	(1,110.8)	(1,110.8)	(1,110.8)	(1,110.8)
Shareholders' funds	1,711.8	2,394.9	2,394.9	2,394.9
Less: Goodwill on consolidation	-	-	(238.7)	(538.7)
NTA	1,711.8	2,394.9	2,156.2	1,856.2
Number of ordinary share ('000)				

NTA per share (RM)	10.84	0.98	0.88	0.76

Notes:

Proforma I

Proforma I incorporates the effects below following the completion of the flotation scheme in conjunction with the listing of the Company's shares on the Main Board of the Kuala Lumpur Stock Exchange in July 2002.

- Issuance of 203,300 RPS of RM1.00 each at a premium of RM9,999 each by application of the share premium account on 6 May 2002;
- Redemption of 114,000 RPS of RM1.00 each at a premium of RM9,999 each. The nominal value of the RPS of RM1.00 each is redeemed by the proceeds from the issuance of 2,790 new ordinary shares of RM1.00 each at a premium of approximately RM39.86 each and the premium of RM9,999 each on the RPS redeemed by the application of the share premium account for the RPS on 16 May 2002;
- Redemption of 89,300 RPS of RM1.00 each at a premium of RM9,999 each by the proceeds from the issuance of 21,857,463 new ordinary shares of RM1.00 each at a premium of approximately RM39.86 each, where the premium of RM9,999 each on the RPS is redeemed by the application of the share premium account for the RPS on 17 May 2002;
- Bonus issue of 24,245,008 new ordinary shares of RM1.00 each on the basis of approximately 135 new ordinary shares for every 1,000 ordinary shares held subsequent to the redemption of the RPS, by application of the share premium account on 17 May 2002;
- Share split to convert the nominal value of the ordinary shares of Maxis from RM1.00 per ordinary share to RM0.10 per ordinary share on 18 May 2002; and
- Issuance of 410,875,000 new ordinary shares of RM0.10 each at an issue price of RM4.36 per ordinary share for the Retail Offering and issue price of RM4.85 per ordinary share for the Institutional Offering. The net proceeds from the Initial Public Offering is approximately RM1,823 million.

Proforma II (a)

Proforma II (a) includes the effects of Proforma I and the effects of the Proposed Acquisition of the entire issued and paid up share capital of TIMECel comprising 1,293,883,684 ordinary shares of RM1.00 each based on an indicative purchase consideration of RM1,300 million.

Proforma II (b)

Proforma II (b) includes the effects of Proforma I and the effects of the Proposed Acquisition of the entire issued and paid up share capital of TIMECel comprising 1,293,883,684 ordinary shares of RM1.00 each based on n indicativea purchase consideration of RM1,600 million.

APPENDIX F

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 15081 OF 2002

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 18/09/2002

Subject : MAXIS-RESUMPTION OF TRADING

Contents :

Further to Listing's Circular No. L/Q 15035 of 2002, kindly be advised that trading in the above Company's shares will resume with effect from 9.00 a.m., Thursday, 19 September 2002.

Your attention is drawn to the announcement dated 18 September 2002 by RHB Sakura Merchant Bankers Berhad, on behalf of MAXIS.

APPENDIX G

General Announcement
Reference No **MM-021001-56229**

Submitting Merchant Bank	:	RHB SAKURA MERCHANT BANKERS BERHAD
Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	01/10/2002

Type : **Announcement**
Subject : **MAXIS COMMUNICATIONS BERHAD ("Maxis Communications")**
Temporary Placement of Proceeds of Initial Public Offering ("IPO")

Contents :

The following announcement is released on behalf of Maxis Communications Berhad : -

Quote

Maxis Communications' announces that the Securities Commission ("SC") has *vide* its letter dated 25 September 2002 approved Maxis Communications' proposal to place the unutilised proceeds raised from its IPO, apart from the amounts allocated for working capital purposes, in certain money market instruments instead of fixed deposit accounts (as was previously imposed by the SC) until these IPO proceeds are utilised as previously disclosed in Maxis Communications' Prospectus dated 3 June 2002 ("Temporary Placement of IPO Proceeds").

The SC's approval on the Temporary Placement of IPO Proceeds is subject to, *inter-alia,* the following conditions:

- the unutilised IPO proceeds shall be placed in money market instruments in the form of Repurchase Agreements, Banker Acceptances and Negotiable Instrument of Deposits; and
- the unutilised IPO proceeds shall be placed with several financial institutions so that Maxis Communications will not be overly exposed to any single financial institution.

This announcement is dated 1 October 2002.

Unquote

APPENDIX H

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **MC-021008-83703**

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 08/10/2002

Information Compiled By KLSE

Particulars of Director

Name : **Dato' Jamaludin bin Ibrahim**
Address : **247, Jalan Bungor Rosa**
Sierramas,
47000 Sungai Buloh
Selangor Darul Ehsan
Descriptions(Class & nominal value) : **Ordinary shares of RM0.10 each**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**02/10/2002**	**25,000**	**5.600**

Circumstances by reason of which change has occurred : **Disposal in open market**
Nature of interest : **Direct**
Consideration (if any) : **As stated above**
Total no of securities after change:
Direct (units) : **350,000**
Direct (%) : **0.014**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Date of notice : **08/10/2002**
Remarks :
Dato' Jamaludin bin Ibrahim also has an Option over 2,293,578 unissued ordinary shares of RM0.10 each pursuant to Maxis' Employee Share Option Scheme

APPENDIX I

Notice of Interest of Substantial Shareholder Pursuant to Form 29A of the Companies Act. 1965
Reference No **MC-021008-84325**

Submitting Merchant Bank : N/A
Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 09/10/2002

Particulars of Substantial Securities Holder

Name : **The Capital Group Companies, Inc.**
Address : **333 South Hope Street**
55th Floor
Los Angeles
CA 90071, USA
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **United States**
Descriptions(Class & nominal value) : **Ordinary shares of RM 0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 97,266,500 ordinary shares in Maxis)

Citibank (Malaysia) Berhad
Level 42, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 894,000 ordinary shares in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 10,493,000 ordinary shares in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 14,476,000 ordinary shares in Maxis)

Date interest acquired & no of securities acquired

Date interest acquired : **27/09/2002**
No of securities : **123,129,500**
Circumstances by reason of which Securities Holder has interest : **Deemed Interest**
Nature of interest : **Deemed interest**
Price Transacted (RM) :

Total no of securities after change:

Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **123,129,500**
Indirect/deemed interest (%) : **5.02**
Date of notice : **02/10/2002**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of The Capital Group Companies, Inc. ("The Capital Group") dated 2 October 2002 and the amended

APPENDIX J

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-021014-68373**

Submitting Merchant Bank	:	N/A
Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	17/10/2002

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc.**
Address	:	**333, South Hope Street, 55th Floor, Los Angeles, CA 90071 USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang,
50100 Kuala Lumpur
Malaysia
(in respect of 10,526,800 ordinary shares in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 14,767,200 ordinary shares in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	08/10/2002	7,800	5.500
Acquired	08/10/2002	66,300	5.500
Acquired	08/10/2002	900	5.500
Acquired	09/10/2002	20,800	5.500
Acquired	09/10/2002	176,700	5.500
Acquired	09/10/2002	2,500	5.500
Acquired	10/10/2002	5,200	5.500
Acquired	10/10/2002	44,200	5.500
Acquired	10/10/2002	600	5.500

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**325,000**
Indirect/deemed interest (%)	:	**0.013**
Total no of securities after change	:	**123,454,500**
Date of notice	:	**11/10/2002**

Remarks
With reference to the "Details of Changes" above, the acquisitions:-
1. as stated in rows 1, 4 and 7 are in relation to Hong Kong Bank Malaysia; and
2. the rest of the rows are in relation to Standard Chartered Bank Malaysia Berhad

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-021017-35591**

Submitting Merchant Bank	:	N/A
Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	17/10/2002

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc.**
Address	:	**333 South Hope Street , 55th Floor, Los Angeles, CA 90071, USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM 0.10 each in Maxis Communications Berhad (Maxis)**

Name & address of registered holder
Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 10,594,700 ordinary shares in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 15,352,300 ordinary shares in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	11/10/2002	26,300	5.500
Acquired	11/10/2002	223,500	5.500
Acquired	11/10/2002	3,200	5.500
Acquired	14/10/2002	10,400	5.500
Acquired	14/10/2002	88,400	5.500
Acquired	14/10/2002	1,200	5.500
Acquired	15/10/2002	31,200	5.500
Acquired	15/10/2002	265,100	5.500
Acquired	15/10/2002	3,700	5.500

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	653,000
Indirect/deemed interest (%)	:	0.027
Total no of securities after change	:	124,107,500
Date of notice	:	16/10/2002

Remarks
With reference to the "Details of Changes" above, the acquisitions:-
1. as stated in rows 1, 4 and 7 are in relation to Hong Kong Bank Malaysia; and
2. the rest of the rows are in relation to Standard Chartered Bank Malaysia Berhad

APPENDIX K

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-021019-35022**

Submitting Merchant Bank	:	N/A
Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	21/10/2002

Particulars of substantial Securities Holder

Name	:	Mohamad Shahrin Bin Merican ("MSM")
Address	:	No. 458 Taman Ampang Utama 68000 Ampang Selangor Darul Ehsan
NRIC/Passport No/Company No.	:	550405-02-5529
Nationality/Country of incorporation	:	Malaysian
Descriptions(Class & nominal value)	:	Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")

Name & address of registered holder

Ke-zan Nominees (Tempatan) Sdn. Bhd.
OSK Capital Sdn. Bhd. for Mohamad Shahrin Bin Merican
64 Bishop Street
10200 Penang
in respect of 130,000 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd. ("UKSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
in respect of 200,853,534 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn. Bhd. ("TSSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
in respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Anak Samudra Sdn. Bhd. ("ASSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
in respect of 83,689,359 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd. ("DMSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
in respect of 83,689,359 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn. Bhd. ("MASB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
in respect of 50,214,543 ordinary shares of RM0.10 each in Maxis

EB Nominees (Tempatan) Sendirian Berhad ("EB")
Pledged Securities Account for Cabaran Mujur Sdn. Bhd. (KLM)
11th Floor, Wisma Cyclecarri
288, Jalan Raja Laut
50350 Kuala Lumpur
in respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Nusantara Makmur Sdn. Bhd. ("NMSB")
Level 39, Menara Maxis

in respect of 83,689,359 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	10/07/2002	50,000	5.450
Disposed	19/07/2002	50,000	5.000
Disposed	01/08/2002	10,000	6.000

Circumstances by reason of which change has occurred : Change in particulars of MSM's direct beneficial equity interest in Maxis resulting from the disposal of 110,000 ordinary shares of RM0.10 each in Maxis as set out in the details of changes above, representing 0.0045% equity interest in Maxis.

This interest is held through a nominee, i.e Ke-zan Nominees (Tempatan) Sdn. Bhd- OSK Capital Sdn. Bhd. for Mohamad Shahrin Bin Merican, as set out under the above heading "Registered holder".

There is no change to the number of shares over which the deemed interest is held which are registered in the names of MASB, EB, ASSB, DMSB, NMSB, UKSB and TSSB as set out under the above heading "Registered holder".

MSM is deemed to have an interest in the shares of Maxis in which Harapan Nusantara Sdn. Bhd. ("HNSB") has an interest, by virtue of MSM's interest in HNSB.

HNSB wholly-owns :-

i) Angsana Kukuh Sdn. Bhd., Indomurni Sdn. Bhd. and Badai Maju Sdn. Bhd. which in turn have a deemed equity interest in MASB. MASB in turn has a deemed interest in CMSB;

ii) Bagan Budiman Sdn. Bhd., the intermediate holding company of ASSB and DMSB;

iii) Nusantara Saga Sdn. Bhd., the immediate holding company of NMSB;

iv) Nusantara Tegas Sdn. Bhd., the immediate holding company of UKSB which in turn has a deemed interest in Citra Cekal Sdn. Bhd. ("CCSB"). CCSB in turn has a deemed interest in TSSB.

MASB, EB, ASSB, DMSB, NMSB, UKSB and TSSB (collectively, HNSB Subsidiaries) collectively have 24.44% direct equity interest in the shares of Maxis.

Therefore, MSM has an aggregate of 24.45% equity interest in Maxis.

MASB, ASSB, DMSB, NMSB and UKSB hold its interests in Maxis as trustees under discretionary trusts for Bumiputra objects.

However, MSM does not have any economic interest in these shares.

Nature of interest : Direct
Direct (units) : 110,000
Direct (%) : 0.0045
Indirect/deemed interest (units) : 0
Indirect/deemed interest (%) : 0
Total no of securities after change : 599,080,665
Date of notice : 17/10/2002

The 599,080,665 ordinary shares of RM 0.10 each in Maxis held by MSM comprises of his direct equity interest over 130,000 shares and his deemed interest over 598,950,665 shares in Maxis respectively

APPENDIX L

General Announcement
Reference No **MC-021022-55445**

Submitting Merchant Bank	:	N/A
Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	24/10/2002

Type	:	**Announcement**
Subject	:	**Notification of Change in Telephone and Facsimile numbers with effect from 26 October 2002**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") wishes to announce that its telephone and facsimile numbers will be changed from 7 digit to 8 digit with effect from 26 October 2002.

The general telephone and facsimile lines will be changed as follows:-
Tel : From 03 - 380 7000 to 03 2330 7000
Facsimile: From 03 - 380 7476 to 03 2330 0590

This announcement is dated 24 October 2002

APPENDIX M

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Reference No **MC-021025-63621**

Submitting Merchant Bank	:	N/A
Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	25/10/2002

Information Compiled By KLSE

Particulars of Director

Name	:	**Tunku Dato' Seri Mahmud bin Tunku Besar Burhanuddin**
Address	:	**No 3 Lorong Damai Sembilan, 55000 Kuala Lumpur**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM 0.10 each in Maxis Communications Berhad ("Maxis")**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Transferred	**25/10/2002**	**490,000**	**5.450**

Circumstances by reason of which change has occurred	:	**Shares transferred to Saluran Masyhur Sdn Bhd by way of a direct business transaction**
Nature of interest	:	**Beneficial owner**
Consideration (if any)	:	**N/A**

Total no of securities after change:

Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**490,000**
Indirect/deemed interest (%)	:	**0.02**
Date of notice	:	**25/10/2002**
Remarks	:	

Tunku Dato' Seri Mahmud bin Tunku Besar Burhanuddin has a 99% direct equity interest in Saluran Masyhur Sdn Bhd. RM 5.45 represents the price transacted for per share.

APPENDIX N

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-021025-35760**

Submitting Merchant Bank	:	N/A
Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	25/10/2002

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc.**
Address	:	**333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM 0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 10,627,200 ordinary shares of RM 0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 15,632,800 ordinary shares of RM 0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	18/10/2002	32,500	5.500
Acquired	18/10/2002	276,600	5.500
Acquired	18/10/2002	3,900	5.500

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**313,000**
Indirect/deemed interest (%)	:	**0.013**
Total no of securities after change	:	**124,420,500**
Date of notice	:	**24/10/2002**

Remarks

With reference to the "Details of Changes" above, the acquisition(s):-
1. as stated in row 1 is in relation to Hong Kong Bank Malaysia; and
2. as stated in rows 2 and 3 are in relation to Standard Chartered Bank Malaysia Bhd

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **21st** day of **October, 2003**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	126,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on each share	-	RM4.36	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on each share	-	RM4.26	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **4th** day of **November** , **2003**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,456,721,000** shares of RM0.10 each and the paid-up capital is **RM245,672,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**49,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**75,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**2,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	**126,000**

Dated this **4th** day of **November** , **2003**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **16th** day of **October, 2003**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	178,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on each share	-	RM4.36	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on each share	-	RM4.26	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 30th day of October , 2003

TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,456,595,000** shares of RM0.10 each and the paid-up capital is **RM245,659,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**17,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**114,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**44,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	3,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	**178,000**

Dated this 30th day of October , **2003**

TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **14th** day of **October, 2003**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	256,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 28th day of October , 2003

TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,456,417,000** shares of RM0.10 each and the paid-up capital is **RM245,641,700**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **33,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **181,000**

(c) the number of shares allotted to non-citizens **-**

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **42,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	**256,000**

Dated this 28th day of October , **2003**

TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **10th** day of **October, 2003**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	72,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 22nd day of October , 2003

TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,456,161,000** shares of RM0.10 each and the paid-up capital is **RM245,616,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **25,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **11,000**

(c) the number of shares allotted to non-citizens -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **32,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	**4,000**
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	**72,000**

Dated this 22nd day of October , **2003**

TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **7th** day of **October, 2003**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	83,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 20th day of October , 2003

TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,456,089,000** shares of RM0.10 each and the paid-up capital is **RM245,608,900**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **10,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **12,000**

(c) the number of shares allotted to non-citizens -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **61,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	**83,000**

Dated this 20th day of October , **2003**

....
TAN POH CHING
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **3rd** day of **October, 2003**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	145,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 15th day of October , 2003

TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,456,006,000** shares of RM0.10 each and the paid-up capital is **RM245,600,600**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **6,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **21,000**

(c) the number of shares allotted to non-citizens **-**

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **117,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	**1,000**
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	**145,000**

Dated this 15th day of October , **2003**

....
TAN POH CHING
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **30th** day of **September, 2003**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	182,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 13th day of October , 2003

TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,455,861,000** shares of RM0.10 each and the paid-up capital is **RM245,586,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**10,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**15,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**106,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	**51,000**
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	**182,000**

Dated this 13th day of October , **2003**

TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **26th** day of **September, 2003**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	107,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on each share	-	RM4.36	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on each share	-	RM4.26	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

ompany No.

58400	V

Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 9th day of October , 2003

TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,455,679,000** shares of RM0.10 each and the paid-up capital is **RM245,567,900**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **22,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **78,000**

(c) the number of shares allotted to non-citizens **-**

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **7,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	**107,000**

Dated this 9th day of October , **2003**

TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000



Maxis Communications Berhad (158400-V)
Aras 18, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia
P.O. Box 13447
50180 Kuala Lumpur
Malaysia
Tel : (603) 2330 7000
Fax : (603) 2330 0008

M4772-00009/LCB/CZH/rse

17 December 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Application

Ladies and Gentlemen:

We refer to our letters dated 31 October 2002 and 6 November 2003 seeking an exemption based upon Rule 12g3-2(b) pursuant to the Securities Exchange Act of 1934 ("the SE Act").

We enclose herewith the following documents for your kind attention :-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 October 2003 to 15 December 2003, pursuant to Rule12g3-2(b)(1)(ii) of the SE Act. The list sets forth the information that the Company has filed with the Kuala Lumpur Stock Exchange and which is made public by such exchange.

Item (2)
All forms lodged at the Registrar of Companies of Malaysia for the period from 7 November 2003 to 15 December 2003.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director

Dipak Kaur
Secretary

c.c. Mr. Chris Holland

Singap-1/51421/01



Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Kuala Lumpur Stock Exchange ("KLSE")			
1. Listing Circular - Maxis Employee Share Option Scheme	16 October 2003 21 October 2003 23 October 2003 29 October 2003 31 October 2003 5 November 2003 7 November 2003 11 November 2003 13 November 2003 18 November 2003 20 November 2003 1 December 2003 5 December 2003 6 December 2003 9 December 2003 12 December 2003	KLSE Listing Requirements	A
2. Announcement	23 October 2003	KLSE Listing Requirements	B
3. Changes in Substantial Shareholders' Interest Pursuant to Form 29B of the Companies Act, 1965 a) The Capital Group Companies Inc.	27 October 2003 7 November2003 12 November 2003 18 November 2003 27 November 2003 4 December 2003 10 December 2003	KLSE Listing Requirements and Malaysian Companies Act, 1965	C
4. Changes in Substantial Shareholders' Interest Pursuant to Form 29B of the Companies Act, 1965 a) Ananda Krishnan Tatparanandam	7 November 2003	KLSE Listing Requirements and Malaysian Companies Act, 1965	D

5.	Announcement	17 November 2003	KLSE Listing Requirements	E
6.	Announcement - Third Quarter Results for the Financial Period ended 30 September 2003	17 November 2003	KLSE Listing Requirements	F
7.	Announcement	21 November 2003	KLSE Listing Requirements	G

APPENDIX A

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 20233 OF 2003

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **16/10/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 145,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 20 October 2003.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 20330 OF 2003

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **21/10/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 83,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 23 October 2003.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 20397 OF 2003

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **23/10/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 72,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 28 October 2003.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 20484 OF 2003

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **29/10/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 256,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 31 October 2003.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 20552 OF 2003

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **31/10/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 178,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 4 November 2003.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 20648 OF 2003

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **05/11/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 126,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 7 November 2003.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 20712 OF 2003

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **07/11/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 102,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 11 November 2003.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 20786 OF 2003

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **11/11/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 42,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 13 November 2003.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 20850 OF 2003
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **13/11/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 32,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 17 November 2003.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 20964 OF 2003

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **18/11/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 107,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 20 November 2003.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 21033 OF 2003

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **20/11/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 54,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 27 November 2003.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 21230 OF 2003

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **01/12/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 191,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 4 December 2003.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 21352 OF 2003
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **05/12/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 39,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 5 December 2003.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 21359 OF 2003
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **06/12/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Further to Listing's Circular No. L/Q: 21352 of 2003, please be advised that the Company's additional 39,000 new ordinary shares of RM 0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 9 December 2003 instead of 5 December 2003.

Any inconvenience caused is regretted.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 21408 OF 2003

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **09/12/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 5,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 11 December 2003.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 21495 OF 2003

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **12/12/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 23,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 16 December 2003.

APPENDIX B

General Announcement
Reference No **MM-031023-64364**

Submitting Merchant Bank	:	**RHB SAKURA MERCHANT BANKERS BERHAD**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**23/10/2003**

Type	:	**Announcement**
Subject	:	**Maxis Communications Berhad ("Maxis")** **Proposed reorganisation of the activities of Maxis' wholly-owned subsidiaries ("Proposed Reorganisation")**

Contents :

The following announcement is released on behalf of Maxis Communications Berhad:

QUOTE

Further to the announcements made on 8 August 2003, 29 September 2003 and 13 October 2003, the Board of Directors of Maxis is pleased to announce that all the conditions precedent as specified in the Reconstruction Agreements dated 8 August 2003 have been fulfilled or waived, including those relating to Ministry of Finance and Lenders of Maxis and its subsidiaries, in accordance with the terms of the Reconstruction Agreements.

As a result the Proposed Reorganisation will be effective from 1st November 2003.

UNQUOTE

This announcement is dated 23 October 2003.

APPENDIX C

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **KK-031027-FC27F**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **27/10/2003**

Particulars of substantial Securities Holder

Name : **The Capital Group Companies, Inc. ("CGC")**
Address : **333 South Hope Street,**
55th Floor,
Los Angeles, CA 90071, USA
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **United States**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**
Name & address of registered holder

HSBC Malaysia Berhad
in respect of 850,000 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 1,016,500 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Berhad
Kuala Lumpur Main Office
2, Jalan Ampang,
50450 Kuala Lumpur
Malaysia
in respect of 1,949,500 ordinary shares of RM0.10 each in Maxis.

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**20/10/2003**	**136,000**	**7.209**
Acquired	**20/10/2003**	**152,000**	**7.209**
Acquired	**20/10/2003**	**312,000**	**7.209**
Acquired	**21/10/2003**	**340,000**	**7.400**
Acquired	**21/10/2003**	**380,200**	**7.400**

Acquired	**21/10/2003**	**779,800**	**7.400**
Acquired	**22/10/2003**	**282,500**	**7.674**
Acquired	**22/10/2003**	**365,700**	**7.674**
Acquired	**22/10/2003**	**647,800**	**7.674**
Acquired	**23/10/2003**	**91,500**	**7.591**
Acquired	**23/10/2003**	**118,600**	**7.591**
Acquired	**23/10/2003**	**209,900**	**7.591**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**3,816,000**
Indirect/deemed interest (%)	:	**0.15**
Total no of securities after change	:	**147,031,000**
Date of notice	:	**24/10/2003**

Remarks

This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 25 October 2003.

The Registered holders of the remaining Maxis shares over which CGC has a deemed interest after the changes as stated above are set out below:-

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 103,783,900 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 14,148,400 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,376,500 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,137,000 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 22,735,200 ordinary shares of RM0.10 each in Maxis.

HSBC Malaysia Berhad
in respect of 850,000 ordinary shares of RM0.10 each in Maxis.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-031107-32468**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **07/11/2003**

Particulars of substantial Securities Holder

Name : **The Capital Group Companies, Inc. ("CGC")**
Address : **333 South Hope Street,**
55th Floor,
Los Angeles, CA 90071, USA.
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **United States**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
JP Morgan Chase Bank
In respect of 185,300 ordinary shares of RM0.10 each in Maxis.

Northern Trust
c/o NorTrust Nominees Limited,
155 Bishopsgate,
London EC2M 3XS,
UK.
In respect of 3,900 ordinary shares of RM0.10 each in Maxis.

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office,
2 Jalan Ampang,
50450 Kuala Lumpur,
Malaysia.
In respect of 266,000 ordinary shares of RM0.10 each in Maxis.

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**31/10/2003**	**185,300**	**7.558**
Disposed	**31/10/2003**	**3,900**	**7.558**
Acquired	**04/11/2003**	**266,000**	**7.649**

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Deemed Interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Total no of securities after change : **147,107,800**
Date of notice : **06/11/2003**
Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 7 November 2003.

The Registered holders of the remaining Maxis shares over which CGC has a deemed interest after the changes as stated above are set out below:-

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 103,783,900 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 14,148,400 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,191,200 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,133,100 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 23,001,200 ordinary shares of RM0.10 each in Maxis.

HSBC Malaysia Berhad
in respect of 850,000 ordinary shares of RM0.10 each in Maxis.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-031112-32092**

Submitting Merchant Bank	:	N/A
Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	12/11/2003

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA.**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 100,700 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 76,400 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**06/11/2003**	**63,200**	**7.700**
Acquired	**06/11/2003**	**37,500**	**7.700**
Acquired	**06/11/2003**	**76,400**	**7.700**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**177,100**
Indirect/deemed interest (%)	:	**0.007**
Total no of securities after change	:	**147,284,900**
Date of notice	:	**11/11/2003**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 12 November 2003.

The Registered holders of the remaining Maxis shares over which CGC has a deemed interest after the changes as stated above are set out below:-

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 103,783,900 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
[illegible] ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,267,600 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,133,100 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 23,001,200 ordinary shares of RM0.10 each in Maxis.

HSBC Malaysia Berhad
in respect of 850,000 ordinary shares of RM0.10 each in Maxis.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-031118-35908**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**18/11/2003**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA.**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 3,665,900 ordinary shares of RM0.10 in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 83,700 ordinary shares of RM0.10 in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 150,700 ordinary shares of RM0.10 each in Maxis.

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**11/11/2003**	**1,000,000**	**7.357**
Disposed	**11/11/2003**	**82,500**	**7.306**
Disposed	**12/11/2003**	**1,302,900**	**7.346**
Disposed	**13/11/2003**	**514,900**	**7.387**
Disposed	**14/11/2003**	**1,000,000**	**7.310**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**3,900,300**
Indirect/deemed interest (%)	:	**0.159**
Total no of securities after change	:	**143,384,600**
Date of notice	:	**17/11/2003**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 18 November 2003.

With reference to the "Details of Changes" as stated above :-
1. The disposal as stated in row 1 is in relation to shares registered under:
a) Chase Manhattan (Malaysia) Nominees Sdn Bhd - 955,000 ordinary shares of RM0.10 each in Maxis

2. The disposal as stated in row 2 is in relation to the shares registered under Standard Chartered Bank Malaysia Bhd - 82,500 ordinary shares of RM0.10 each in Maxis

3. The disposal as stated in row 3 is in relation to shares registered under:
a) Chase Manhattan (Malaysia) Nominees Sdn Bhd - 1,236,000 ordinary shares of RM0.10 each in Maxis
b) Hong Kong Bank Malaysia - 30,600 ordinary shares of RM0.10 each in Maxis
c) Standard Chartered Bank Malaysia Bhd - 36,300 ordinary shares of RM0.10 each in Maxis

4. The disposal as stated in row 4 is in relation to shares registered under:
a) Chase Manhattan (Malaysia) Nominees Sdn Bhd - 489,200 ordinary shares of RM0.10 each in Maxis
b) Hong Kong Bank Malaysia - 14,000 ordinary shares of RM0.10 each in Maxis
c) Standard Chartered Bank Malaysia Bhd - 11,700 ordinary shares of RM0.10 each in Maxis

5. The disposal as stated in row 5 is in relation to shares registered under:
a) Chase Manhattan (Malaysia) Nominees Sdn Bhd - 985,700 ordinary shares of RM0.10 each in Maxis
b) Hong Kong Bank Malaysia - 14,300 ordinary shares of RM0.10 each in Maxis

---

The Registered holders of the remaining Maxis shares over which CGC has a deemed interest after the changes as stated above are set out below:-

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 100,118,000 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 14,165,400 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,267,600 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,133,100 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 22,850,500 ordinary shares of RM0.10 each in Maxis.

HSBC Malaysia Berhad
in respect of 850,000 ordinary shares of RM0.10 each in Maxis.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-031124-33148**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**27/11/2003**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 2,434,400 ordinary shares of RM0.10 in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 16,800 ordinary shares of RM0.10 in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 16,200 ordinary shares of RM0.10 each in Maxis.

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**17/11/2003**	**1,596,100**	**7.320**
Disposed	**18/11/2003**	**300,000**	**7.300**
Disposed	**19/11/2003**	**499,600**	**7.300**
Disposed	**20/11/2003**	**71,700**	**7.250**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**2,467,400**
Indirect/deemed interest (%)	:	**0.1**
Total no of securities after change	:	**140,917,200**
Date of notice	:	**21/11/2003**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 22 November 2003.

With reference to the "Details of Changes" as stated above :-
1. The disposal as stated in row 1 is in relation to shares registered under:
a) Chase Manhattan (Malaysia) Nominees Sdn Bhd - 1,563,100 ordinary shares of RM0.10 each in Maxis
b) Hong Kong Bank Malaysia - 16,800 ordinary shares of RM0.10 each in Maxis

2. The disposal as stated in rows 2, 3 and 4 are in relation to the shares registered under Chase Manhattan (Malaysia) Nominees Sdn Bhd

The Registered holders of the remaining Maxis shares over which CGC has a deemed interest after the changes as stated above are set out below:-

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 97,683,600 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 14,148,600 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,267,600 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,133,100 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 22,834,300 ordinary shares of RM0.10 each in Maxis.

HSBC Malaysia Berhad
in respect of 850,000 ordinary shares of RM0.10 each in Maxis.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-031127-DF925**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	27/11/2003

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 1,260,000 ordinary shares of RM0.10 in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 14,800 ordinary shares of RM0.10 in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 25,200 ordinary shares of RM0.10 each in Maxis.

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**21/11/2003**	**1,300,000**	**7.041**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,300,000**
Indirect/deemed interest (%)	:	**0.053**
Total no of securities after change	:	**139,617,200**
Date of notice	:	**26/11/2003**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 27 November 2003.

The Registered holders of the remaining Maxis shares over which CGC has a deemed interest after the changes as stated above are set out below:-

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia

in respect of 96,423,600 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 14,133,800 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,267,600 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,133,100 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 22,809,100 ordinary shares of RM0.10 each in Maxis.

HSBC Malaysia Berhad
in respect of 850,000 ordinary shares of RM0.10 each in Maxis.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-031204-42506**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **04/12/2003**

Particulars of substantial Securities Holder

Name : **The Capital Group Companies, Inc. ("CGC")**
Address : **333 South Hope Street,**
55th Floor,
Los Angeles, CA 90071, USA
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **United States**
Descriptions(Class & nominal value) : **Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 2,459,000 ordinary shares of RM0.10 in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 29,700 ordinary shares of RM0.10 in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 84,400 ordinary shares of RM0.10 each in Maxis.

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**27/11/2003**	**500,000**	**7.205**
Disposed	**28/11/2003**	**326,200**	**7.201**
Disposed	**01/12/2003**	**483,300**	**7.327**
Disposed	**02/12/2003**	**1,263,600**	**7.435**

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Deemed Interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **2,573,100**
Indirect/deemed interest (%) : **0.1047**
Total no of securities after change : **137,044,100**
Date of notice : **03/12/2003**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 4 December 2003.

With reference to the "Details of Change" as stated above:-
1. The disposals as stated in rows 1 and 2 are in relation to the shares registered under Chase Manhattan (Malaysia) Nominees Sdn Bhd - 826,200 ordinary shares of RM0.10 each in Maxis

b. Hong Kong Bank Malaysia - 13,600 ordinary shares of RM0.10 each in Maxis
c. Standard Chartered Bank Malaysia Bhd - 13,300 ordinary shares of RM0.10 each in Maxis

3. The disposal as stated in row 3 is in relation to shares registered under :-
a. Chase Manhattan (Malaysia) Nominees Sdn Bhd - 1,176,400 ordinary shares of RM0.10 each in Maxis
b. Hong Kong Bank Malaysia - 16,100 ordinary shares of RM0.10 each in Maxis
c. Standard Chartered Bank Malaysia Bhd - 71,100 ordinary shares of RM0.10 each in Maxis

The Registered holders of the remaining Maxis shares over which CGC has a deemed interest after the changes as stated above are set out below:-

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 93,964,600 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 14,104,100 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,267,600 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,133,100 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 22,724,700 ordinary shares of RM0.10 each in Maxis.

HSBC Malaysia Berhad
in respect of 850,000 ordinary shares of RM0.10 each in Maxis.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-031210-34299**

Submitting Merchant Bank	:	-
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**10/12/2003**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
In respect of 400,000 ordinary shares of RM0.10 each in Maxis.

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**03/12/2003**	**400,000**	**7.506**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**400,000**
Indirect/deemed interest (%)	:	**0.0163**
Total no of securities after change	:	**136,644,100**
Date of notice	:	**09/12/2003**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 9 December 2003.

The Registered holders of the remaining Maxis shares over which CGC has a deemed interest after the changes as stated above are set out below:-

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 93,564,600 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 14,104,100 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,267,600 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,133,100 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 22,724,700 ordinary shares of RM0.10 each in Maxis.

HSBC Malaysia Berhad
in respect of 850,000 ordinary shares of RM0.10 each in Maxis.

APPENDIX D

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-031106-64077**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**07/11/2003**

Particulars of substantial Securities Holder

Name	:	**Ananda Krishnan Tatparanandam ("TAK")**
Address	:	**No. 8, Taman U Thant Dua, 55000 Kuala Lumpur.**
NRIC/Passport No/Company No.	:	**380401-10-5397**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Wangi Terang Sdn Bhd
Level 39 Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 681,000 ordinary shares of RM0.10 each in Maxis.

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**29/10/2003**	**591,000**	**7.000**
Disposed	**04/11/2003**	**90,000**	**7.000**

Circumstances by reason of which change has occurred :

Decrease in the voting shares of Maxis over which deemed interest subsists by virtue of disposal via direct business transaction by Wangi Terang Sdn Bhd ("WTSB") of 681,000 Maxis shares.

TAK's deemed interests in Maxis are held via :-

a) MAI Sdn. Berhad which in turn wholly-owns WTSB via Terang Equity Sdn Bhd;

b) Usaha Tegas Equity Sdn Bhd ("UTES") which in turn wholly-owns Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively "the UT Subsidiaries") via Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd respectively.

UTES is in turn wholly-owned by Usaha Tegas Sdn Bhd ("UTSB")

Pacific States Investment Limited ("PSIL") has a direct controlling interest in UTSB.

The shares in PSIL are held by Excorp Holdings N.V. which is in turn held by PanOcean Management Limited ("PanOcean"). PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of his family and foundations including those for charitable purposes.

Although he and PanOcean are deemed to have an interest in the shares of Maxis by virtue of the trust and related arrangements, they do not have any economic or beneficial interest in the shares; and

c) MAI Holdings Sdn Bhd which in turn wholly-owns Ria Utama Sdn Bhd and Tetap Emas Sdn Bhd respectively via Pacific Fortune Sdn Bhd.

Nature of interest : **Deemed interest**

Direct (%)	:	
Indirect/deemed interest (units)	:	**681,000**
Indirect/deemed interest (%)	:	**0.0277**
Total no of securities after change	:	**779,456,803**
Date of notice	:	**04/11/2003**

Remarks

Notification was received by the Company on 6 November 2003.

The Registered holders of the remaining Maxis shares over which TAK has a deemed interest are set out below :

Wangi Terang Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 59,732,025 ordinary shares of RM0.10 each in Maxis

Tetap Emas Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 83,689,359 ordinary shares of RM0.10 each in Maxis

Ria Utama Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 83,689,359 ordinary shares of RM0.10 each in Maxis

Wilayah Resources Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 133,901,584 ordinary shares of RM0.10 each in Maxis

Tegas Puri Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 167,378,718 ordinary shares of RM0.10 each in Maxis

Besitang Barat Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 133,901,583 ordinary shares of RM0.10 each in Maxis

Besitang Selatan Sdn Bhd
Level 39 Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 117,164,175 ordinary shares of RM0.10 each in Maxis

APPENDIX E

General Announcement
Reference No **MC-031117-65940**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**17/11/2003**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD- PRESS RELEASE**

Contents :

Maxis Appoints Datuk Megat Zaharuddin as Chairman

Kuala Lumpur *(17 November 2003):* – The Board of Directors of Maxis Communications Berhad ("Maxis") is pleased to announce the appointment of Datuk Megat Zaharuddin bin Megat Mohd Nor, a Malaysian, 54, as Independent Non Executive Chairman and Director to the Board of Directors effective 1st January 2004.

Tun Mohammed Hanif Omar, the present Maxis Chairman, who will step down from the Board with effect from 1 January 2004, has served the Board since May 1994, and has made significant contributions to the development of the Maxis Group.

"I am pleased to hand over the Chairmanship to Datuk Megat, whose extensive commercial and global management experience will further enhance the expertise of the Board. I am confident that the Board will benefit from his input and guidance to steer Maxis into the future," said Tun Hanif.

"I am indeed honoured to take up the position as Chairman of Maxis and look forward to sharing my experience with the Board to ensure the continuing growth and success of the Company," said Datuk Megat.

"On behalf of the Board, management and staff of Maxis, we would like to thank Tun Hanif for his guidance and contributions to the Company and wish him every success in his future endeavours," said Maxis Chief Executive Officer, Dato' Jamaludin Ibrahim.

Datuk Megat has been the Chairman of the Shell Group of Companies both in Malaysia and overseas. He retires from Shell Exploration and Production International B.V in January 2004 after serving as Regional Chief Executive Officer of Shell's Exploration and Production business for the Middle East, Russia and CIS region, based in The Hague, Holland since 1999.

From 1995 to 1999, he held the position of Chairman and Chief Executive of Shell Companies in Malaysia, based in Kuala Lumpur. During this period, he sat on the Boards of Directors of MIMOS, the National Information Technology Council, University Malaysia Sarawak and Danaharta, as well as the Chairman of the National Science Centre.

From 1973-1995, Datuk Megat held various positions in Shell and was based in various locations such as Istanbul, Turkey; The Hague, Netherlands; Kuala Lumpur, Malaysia; Miri, Malaysia, Brunei and Aberdeen, Scotland.

-ends-

Change in Boardroom

Reference No **MC-031116-30112**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	17/11/2003

Date of change	:	**01/01/2004**
Type of change	:	**Resignation**
Designation	:	**Chairman & Director**
Directorate	:	**Non Independent & Non Executive**
Name	:	**Tun Haji Mohammed Hanif Bin Omar ("Tun Hanif Omar")**
Age	:	**64**
Nationality	:	**Malaysian**
Qualifications	:	**Bachelor of Arts, University of Malaya, Singapore; Bachelor of Laws, University of Buckingham, United Kingdom; Certificate of Legal Practice, Legal Profession Qualifying Board; Honorary Doctorate of Laws, University Kebangsaan , Malaysia**
Working experience and occupation	:	**Tun Hanif Omar was with the Malaysian police force for 35 years and served as Malaysia's Inspector General of Police for approximately 20 years. On his retirement in January 1994, he was appointed Deputy Chairman of Genting Berhad and Resorts World Berhad and Chairman of General Corporation Berhad and Park May (M) Berhad**
Directorship of public companies (if any)	:	**Genting Berhad, Resorts World Berhad,General Corporation Berhad, Park May (M) Berhad, AMMB Holdings Berhad, AMFB Holdings Berhad, AMFinance Berhad and Fullmark Manufacturing Bhd**
Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Tun Hanif Omar has a direct equity interest of 1,000,000 shares in Maxis Communications Berhad ("Maxis") representing 0.04%of the share capital of Maxis held through a nominee, namely, Bumiputra-Commerce Nominees (Tempatan) Sdn. Bhd.** **Tun Hanif Omar is deemed to have an interest in 329,775,665 shares in Maxis in which Harapan Nusantara Sdn. Bhd. ("HNSB") has an interest by virtue of his interest over 250,000 shares of HNSB representing 25% of the issued and paid-up share capital of HNSB. HNSB is deemed to have an interest in all of the shares in which Mujur Anggun Sdn Bhd ("MASB"), Cabaran Mujur Sdn Bhd ("CMSB"), Anak Samudra Sdn Bhd ("ASSB"), Dumai Maju Sdn Bhd ("DMSB"),Nusantara Makmur Sdn Bhd ("NMSB"), Usaha Kenanga Sdn Bhd ("UKSB") and Tegas Sari Sdn Bhd ("TSSB") (the "Harapan Nusantara Subsidiaries") have an interest, by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the Harapan Nusantara Subsidiaries. MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects.** **However, Tun Hanif Omar does not have any economic interest over these shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.** **Tun Hanif Omar is also deemed to have an interest over 2,000,000 shares in Maxis held through Dian Tiara Sdn. Bhd. ("DTSB") by virtue of his 99% direct equity interest in DTSB.** **Therefore, Tun Hanif Omar has an aggregate of 13.54% equity interest in Maxis.**
Remarks	:	

Change in Boardroom
Reference No **MC-031116-31102**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**17/11/2003**

Date of change	:	**01/01/2004**
Type of change	:	**Appointment**
Designation	:	**Chairman & Director**
Directorate	:	**Independent & Non Executive**
Name	:	**Datuk Megat Zaharuddin Bin Megat Mohd Nor**
Age	:	**54**
Nationality	:	**Malaysian**
Qualifications	:	**Datuk Megat Zaharuddin Bin Megat Mohd Nor holds a B.Sc (Honours) in Mining Engineering from Royal School of Mines, Imperial College of Science and Technology, London University, U.K (1972); he is also an Associate of the Royal School of Mines**
Working experience and occupation	:	**Datuk Megat Zaharuddin Bin Megat Mohd Nor has been a senior executive of the Shell Group of Companies as Chairman both in Malaysia and overseas. He retires from Shell Exploration and Production International B.V in January 2004 after serving as Regional Chief Executive Officer of Shell's Exploration and Production business for the Middle East, Russia and CIS region, based in The Hague, Holland since 1999.** **From 1995 to 1999, Datuk Megat Zaharuddin Bin Megat Mohd Nor held the position of Chairman and Chief Executive of Shell Companies in Malaysia, based in Kuala Lumpur. During this period he sat on the Boards of Directors of MIMOS, the National Information Technology Council, University Malaysia Sarawak, and Danaharta as well as the Chairman of National Science Centre.** **From 1973 to 1995 Datuk Megat Zaharuddin Bin Megat Mohd Nor held various positions in Shell and was based in various locations such as Istanbul, Turkey; The Hague, Netherlands; Kuala Lumpur, Malaysia; Miri, Malaysia, Brunei and Aberdeen, Scotland**
Directorship of public companies (if any)	:	**Nil**
Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Nil**
Remarks	:	

APPENDIX F

General Announcement
Reference No **MC-031117-63815**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **17/11/2003**

Type : **Announcement**
Subject : **MAXIS COMMUNICATIONS BERHAD ("MAXIS")**
Third Quarter Results for the Financial Period ended 30 September 2003

Contents :

Please find below Maxis' Press Release on its Second Quarter Results for the financial period ended 30 June 2003:-

MAXIS' THIRD QUARTER REVENUE UP 11% TO RM1.23 BILLION
NET PROFIT UP 2% TO RM234 MILLION

Kuala Lumpur (17 November 2003) "Maxis Communications Berhad ("Maxis") recorded a higher revenue of RM1,232 million for its third quarter ended 30 September 2003, up 11% over the RM1,105 million recorded in the preceding quarter.

This growth in revenue was driven primarily by a surge in the mobile subscriber base of Maxis, which increased by 178,000 in the third quarter to over 4 million subscribers as at 30 September 2003. In addition, Maxis experienced higher usage of its mobile services during the quarter.

Earnings before interest, taxation, depreciation and amortisation ("EBITDA") increased an even higher 18% to RM638 million from RM539 million in the preceding quarter. Maxis EBITDA margin consequently improved by 3% points to 52% from 49% in the preceding quarter. This strong growth in EBITDA was supported by the operational turnaround of Malaysian Mobile Services Sdn Bhd ("MMSSB", formerly known as TIMECel Sdn Bhd), which recorded a positive EBITDA for the first time since its acquisition in May 2003.

Profit after tax ("PAT") was up 2% to RM234 million from RM229 million in the preceding quarter. This improvement in net profit was achieved despite the higher depreciation and amortisation expense of RM241 million for the current three months compared to the RM200 million charged in the preceding quarter.

"We are very happy with our strong operational and financial performance, despite the one-off integration costs associated with the acquisition of MMSSB as well as keen competition in the marketplace," said Maxis' Chairman, Tun Mohammed Hanif Omar.

"Recent competition has taken the form of lower prices, which in turn has the effect of lowering the barrier to entry for first time users, and hence, increase the size of the addressable market in Malaysia," added Tun Hanif.

Maxis' Chief Executive Officer, Dato' Jamaludin Ibrahim said, "We are pleased that our underlying fundamentals have consistently been very strong. In addition, our base is made up of premium customers as shown by our increasing postpaid average revenue per user ("ARPU"), stable prepaid ARPU and minutes of use ("MOU"), low churn rates and low bad debt. Our mobile data usage and revenue are also showing tremendous growth. All these point to a positive future".

Maxis Group: Results of 3Q03 on 3Q02

In comparison with the third quarter of 2002, Group revenue grew 28%, Group EBITDA 37%, whilst Group PAT increased by 10%.

The Group's net subscriber base grew by 38% or 1.12 million. This increase includes MMSSB's net subscriber base of 340,000, bringing the total number of net subscribers to 4.05 million to date.

Mobile data revenue rose 104% to RM141 million from RM67 million previously, primarily due to a 78% increase in the volume of billable SMS messages from 377 million to 672 million.

The overall quality of the Group's customer base remained premium with high and increasing ARPU. Postpaid ARPU increased from RM167 to RM168 for the period under review. Prepaid ARPU, however, decreased slightly from RM67 to RM63 due to the larger prepaid net subscriber base.

Maxis Group: 3Q03 on 2Q03

The Group recorded revenue of RM1,232 million, EBITDA of RM638 million and PAT of RM234 million for the third quarter of this year. In comparison with the second quarter, revenue increased by 11% while EBITDA and PAT were up by 18% and 2%, respectively.

Without the impact of MMSSB (i.e., Maxis stand-alone financial figures), revenue grew by 10% while EBITDA and PAT were up by 16% and 15% respectively.

The Group's PAT increased from RM229 million to RM234 million, helped mainly by the positive EBITDA in MMSSB of RM7 million compared to an EBITDA loss of RM7 million reported in the preceding quarter. The increase would have been higher but for MMSSB's depreciation charge of RM46 million, integration costs of RM45 million as well as goodwill amortisation of RM32 million in this quarter.

"The financial impact of MMSSB is still very much within expectation. Since the commencement of the integration, we have undertaken major initiatives in cost savings and churn management, and in fully exploiting the benefits of the additional spectrum acquired. We have also achieved major milestones in increasing operational efficiencies," Jamaludin added.

- End -

General Announcement
Reference No **MC-031117-67907**

Amended Announcement

(Please refer to the ealier announcement reference number: MC-031117-63815)

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **17/11/2003**

Type : **Announcement**
Subject : **MAXIS COMMUNICATIONS BERHAD ("MAXIS")**
Third Quarter Results for the Financial Period ended 30 September 2003

Contents :

The earlier announcement bearing reference number MC-031117-63815 refers.

The opening sentence should read as "Please find below Maxis' Press Release on its Third Quarter Results for the financial period ended 30 September 2003" and not "Please find below Maxis' Press Release on its Second Quarter Results for the financial period ended 30 June 2003". The rest of the text remains unchanged.

The amended announcement now reads as:-

Please find below Maxis' Press Release on its Third Quarter Results for the financial period ended 30 September 2003:-

MAXIS' THIRD QUARTER REVENUE UP 11% TO RM1.23 BILLION
NET PROFIT UP 2% TO RM234 MILLION

Kuala Lumpur (17 November 2003) "Maxis Communications Berhad ("Maxis") recorded a higher revenue of RM1,232 million for its third quarter ended 30 September 2003, up 11% over the RM1,105 million recorded in the preceding quarter.

This growth in revenue was driven primarily by a surge in the mobile subscriber base of Maxis, which increased by 178,000 in the third quarter to over 4 million subscribers as at 30 September 2003. In addition, Maxis experienced higher usage of its mobile services during the quarter.

Earnings before interest, taxation, depreciation and amortisation ("EBITDA") increased an even higher 18% to RM638 million from RM539 million in the preceding quarter. Maxis EBITDA margin consequently improved by 3% points to 52% from 49% in the preceding quarter. This strong growth in EBITDA was supported by the operational turnaround of Malaysian Mobile Services Sdn Bhd ("MMSSB", formerly known as TIMECel Sdn Bhd), which recorded a positive EBITDA for the first time since its acquisition in May 2003.

Profit after tax ("PAT") was up 2% to RM234 million from RM229 million in the preceding quarter. This improvement in net profit was achieved despite the higher depreciation and amortisation expense of RM241 million for the current three months compared to the RM200 million charged in the preceding quarter.

"We are very happy with our strong operational and financial performance, despite the one-off integration costs associated with the acquisition of MMSSB as well as keen competition in the marketplace," said Maxis' Chairman, Tun Mohammed Hanif Omar.

"Recent competition has taken the form of lower prices, which in turn has the effect of lowering the barrier to entry for first time users, and hence, increase the size of the addressable market in Malaysia," added Tun Hanif.

Maxis' Chief Executive Officer, Dato' Jamaludin Ibrahim said, "We are pleased that our underlying fundamentals have consistently been very strong. In addition, our base is made up of premium customers as shown by our increasing postpaid average revenue per user ("ARPU"), stable prepaid ARPU and minutes of use ("MOU"), low churn rates and low bad debt. Our mobile data usage and revenue are also showing tremendous growth. All these point to a positive future".

Maxis Group: Results of 3Q03 on 3Q02

In comparison with the third quarter of 2002, Group revenue grew 28%, Group EBITDA 37%, whilst Group PAT increased by 10%.

The Group's net subscriber base grew by 38% or 1.12 million. This increase includes MMSSB's net subscriber base of 340,000, bringing the total number of net subscribers to 4.05 million to date.

Mobile data revenue rose 104% to RM141 million from RM67 million previously, primarily due to a 78% increase in the volume of billable SMS messages from 377 million to 672 million.

The overall quality of the Group's customer base remained premium with high and increasing ARPU. Postpaid ARPU increased from RM167 to RM168 for the period under review. Prepaid ARPU, however, decreased slightly from RM67 to RM63 due to the larger prepaid net subscriber base.

Maxis Group: 3Q03 on 2Q03

The Group recorded revenue of RM1,232 million, EBITDA of RM638 million and PAT of RM234 million for the third quarter of this year. In comparison with the second quarter, revenue increased by 11% while EBITDA and PAT were up by 18% and 2%, respectively.

Without the impact of MMSSB (i.e., Maxis stand-alone financial figures), revenue grew by 10% while EBITDA and PAT were up by 16% and 15% respectively.

The Group's PAT increased from RM229 million to RM234 million, helped mainly by the positive EBITDA in MMSSB of RM7 million compared to an EBITDA loss of RM7 million reported in the preceding quarter. The increase would have been higher but for MMSSB's depreciation charge of RM46 million, integration costs of RM45 million as well as goodwill amortisation of RM32 million in this quarter.

"The financial impact of MMSSB is still very much within expectation. Since the commencement of the integration, we have undertaken major initiatives in cost savings and churn management, and in fully exploiting the benefits of the additional spectrum acquired. We have also achieved major milestones in increasing operational efficiencies," Jamaludin added.

- End -

Financial Results
Reference No **MC-031117-63034**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**17/11/2003**
Quarterly report for the financial period ended	:	**30/09/2003**
Quarter	:	**3**
Financial Year End	:	**31/12/2003**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

MAXIS 3Q03.pdf

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
30/09/2003

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		30/09/2003	30/09/2002	30/09/2003	30/09/2002
		RM'000	RM'000	RM'000	RM'000
1	Revenue	1,232,200	964,200	3,383,700	2,747,200
2	Profit/(loss) before tax	340,900	285,200	1,045,000	948,400
3	Profit/(loss) after tax and minority interest	234,400	212,300	752,100	706,700
4	Net profit/(loss) for the period	234,400	212,300	752,100	706,700
5	Basic earnings/ (loss) per shares (sen)	9.60	8.70	30.70	32.60
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible	0.8900	1.2400

(RM)

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Remarks :



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2003

ANNOUNCEMENT

The Board of Directors of Maxis Communications Berhad ("Maxis" or "the Company") is pleased to announce the following unaudited consolidated results for the third quarter ended 30 September 2003 and should be read in conjunction with the audited annual financial statements for the year ended 31 December 2002.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER			CUMULATIVE QUARTER		
		QUARTER ENDED 30/09/2003	QUARTER ENDED 30/09/2002	+ -	**PERIOD ENDED 30/09/2003**	PERIOD ENDED 30/09/2002	+ -
		RM' m	RM' m	%	**RM' m**	RM' m	%
Revenue	8	**1,232.2**	964.2	+28	**3,383.7**	2,747.2	+23
Interconnect expenses, Universal Service Provision contributions and direct cost of sales		**(334.9)**	(271.4)		**(929.0)**	(719.5)	
Gross profits		**897.3**	692.8	+30	**2,454.7**	2,027.7	+21
Other operating income		**6.8**	14.3		**30.2**	24.7	
Administrative expenses		**(274.9)**	(210.6)		**(752.1)**	(594.8)	
Network operation costs		**(219.1)**	(187.3)		**(558.3)**	(406.6)	
Other operating expenses		**(7.7)**	(8.5)		**(21.1)**	(20.7)	
Profit from operations	8	**402.4**	300.7	+34	**1,153.4**	1,030.3	+12
Finance costs		**(16.1)**	(15.5)		**(46.0)**	(81.9)	
Integration costs (1)		**(45.4)**	-		**(62.4)**	-	
Profit before taxation (2)	22	**340.9**	285.2	+20	**1,045.0**	948.4	+10
Taxation	15	**(106.5)**	(72.9)		**(292.9)**	(241.7)	
Profit after taxation	22	**234.4**	212.3	+10	**752.1**	706.7	+6
Earnings per share:		**Sen**	Sen		**Sen**	Sen	
With goodwill amortisation							
- Basic	23	**9.6**	8.7		**30.7**	32.6	
- Diluted	23	**9.5**	8.6		**30.5**	32.6	
Without goodwill amortisation							
- Basic	23	**10.9**	8.7		**32.9**	32.6	
- Diluted	23	**10.8**	8.6		**32.7**	32.6	



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2003

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS (Continued)

Note:

(1) Integration costs

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/09/2003	QUARTER ENDED 30/09/2002	**PERIOD ENDED 30/09/2003**	PERIOD ENDED 30/09/2002
	RM' m	RM' m	**RM' m**	RM' m
Systems migration and network integration	**6.3**	-	**16.7**	-
Redeployment of telecommunication assets	**39.1**	-	**39.1**	-
Voluntary separation scheme payment	**-**	-	**6.6**	-
	45.4	-	**62.4**	-

Integration costs represent costs incurred to establish a dual-band integrated network incorporating all Information Technology and Management Information System and network elements, redeployment of telecommunication assets and associated works and voluntary separation scheme payments in relation to right sizing of the merged organisation.

(2) The profit before taxation has been arrived at after (crediting)/charging:

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/09/2003	QUARTER ENDED 30/09/2002	**PERIOD ENDED 30/09/2003**	PERIOD ENDED 30/09/2002
	RM' m	RM' m	**RM' m**	RM' m
Interest income	**(4.8)**	(14.0)	**(28.2)**	(23.8)
Depreciation	**208.5**	178.0	**534.1**	391.8
Goodwill amortisation	**32.0**	-	**53.4**	-



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2003

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 30/09/2003 (Unaudited) RM' m	AS AT 31/12/2002 (Audited) RM' m
NON-CURRENT ASSETS			
Property, plant and equipment	9 (a)	4,097.1	3,630.3
Intangible assets (*)		1,278.8	-
		5,375.9	3,630.3
CURRENT ASSETS			
Inventories		193.2	215.5
Debtors		588.3	604.4
Deposits with licensed banks		623.8	1,821.1
Cash and bank balances		52.3	28.6
		1,457.6	2,669.6
CURRENT LIABILITIES			
Provisions for liabilities and charges		107.8	87.0
Creditors		1,893.4	1,924.7
Borrowings (secured and interest bearing)	19	76.0	57.7
Taxation		158.0	64.1
		2,235.2	2,133.5
NET CURRENT (LIABILITIES)/ASSETS		(777.6)	536.1
NON-CURRENT LIABILITIES			
Creditors		335.4	250.2
Borrowings (secured and interest bearing)	19	684.0	727.3
Deferred taxation		125.1	141.3
		1,144.5	1,118.8
		3,453.8	3,047.6
CAPITAL AND RESERVES			
Share capital		245.6	245.1
Non-distributable reserves		3,287.1	3,265.9
Proposed dividend reserve		-	367.6
Accumulated losses		(78.9)	(831.0)
		3,453.8	3,047.6
NET TANGIBLE ASSETS PER SHARE (RM)		0.89	1.24

(*) Intangible assets include the 3G spectrum assignment licence fees amounting to RM50 million and goodwill on consolidation of Malaysian Mobile Services Sdn Bhd *(formerly known as TIMECel Sdn Bhd)* amounting to RM1,282.2 million, less accumulated goodwill amortisation of RM53.4 million.



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2003

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Period ended 30/9/2003	Issued and fully paid		Non-distributable		Distributable		
	Number of shares	Nominal value	Share premium	Capital redemption reserve	Proposed dividend reserve	Accumulated losses	Total
	' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
Balance as at 1/1/2003	2,450.9	245.1	3,265.0	0.9	367.6	(831.0)	3,047.6
Movements for the period							
Issue of ordinary shares:							
- 4,986,000 ordinary shares pursuant to ESOS scheme [(8)]	5.0	0.5	21.2	-	-	-	21.7
Profit after taxation for the 9 month period	-	-	-	-	-	752.1	752.1
Interim dividend for the financial year ended 31/12/2002	-	-	-	-	(147.0)	-	(147.0)
Final dividend for the financial year ended 31/12/2002	-	-	-	-	(220.6)	-	(220.6)
Balance as at 30/9/2003	2,455.9	245.6	3,286.2	0.9	-	(78.9)	3,453.8

Period ended 30/9/2002	Issued and fully paid		Non-distributable		Distributable		
	Number of shares	Nominal value	Share premium	Capital redemption reserve	Proposed dividend reserve	Accumulated losses	Total
	' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
Balance as at 1/1/2002	157.9	157.9	2,664.7	-	-	(1,412.3)	1,410.3
Movements for the period							
Issue of 203,300 Non-Voting Redeemable Preference Shares of RM1.00 each at a premium of RM9,999 each [(1)]	-	-	(2,033.0)	-	-	-	(2,033.0)
Issue of ordinary shares:							
- 2,790 ordinary shares [(2)]	-	-[(*)]	0.1	-	-	-	0.1
- 21,857,463 ordinary shares [(3)]	21.9	21.9	871.1	-	-	-	893.0
- 24,245,008 bonus issue of ordinary shares [(4)]	24.2	24.2	(24.2)	-	-	-	-
- 1,836,000,000 ordinary shares share split[(5)]	1,836.0	-	-	-		-	-
- 410,875,000 ordinary shares pursuant to IPO[(6)]	410.9	41.1	1,855.3	-	-	-	1,896.4
Share issue expenses	-	-	(53.0)	-	-	-	(53.0)
Profit after taxation for the 9 month period	-	-	-	-	-	706.7	706.7
Transfer to capital redemption reserve [(7)]	-	-	-	0.9	-	(0.9)	-
Balance as at 30/9/2002	2,450.9	245.1	3,281.0	0.9	-	(706.5)	2,820.5

[(*)]Denotes an amount of RM2,790



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2003

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)

Note 1 to 7 as reported in the announcements made in year 2002:

(1) Issuance of 203,300 Non-Voting Redeemable Preference Shares ("Non-Voting RPS") of RM1.00 each at a premium of RM9,999 each by the application of the share premium account on 6 May 2002.

(2) Issuance of 2,790 new ordinary shares of RM1.00 each at a premium of approximately RM39.86 each to redeem the 114,000 Non-Voting RPS of RM1.00 each on 16 May 2002.

(3) Issuance of 21,857,463 new ordinary shares of RM1.00 each at a premium of approximately RM39.86 each to redeem the 89,300 Non-Voting RPS of RM1.00 each on 17 May 2002.

(4) Bonus issue of 24,245,008 ordinary shares of RM1.00 each on the basis of approximately 135 new ordinary shares for every 1,000 ordinary shares held subsequent to the redemption of the Non-Voting RPS by the application of the share premium account on 17 May 2002.

(5) Share split to convert the nominal value of the ordinary shares of RM1.00 each to RM0.10 ordinary shares on 18 May 2002.

(6) Issuance of 410,875,000 ordinary shares of RM0.10 each at an issue price of RM4.36 each for the retail offering and RM4.85 each for the institutional offering pursuant to the Initial Public Offering ("IPO") on 1 July 2002.

(7) The Capital Redemption Reserve was created on the redemption of the 890,000 Redeemable Preference Shares ("RPS") of RM1.00 each held by Maxis International Sdn Bhd, a subsidiary, at a premium of RM99.00 per RPS satisfied entirely by cash on 19 April 2002.

(8) The Employees Share Option Scheme ("ESOS") was implemented on 1 July 2002. One-third of the shares granted has became exercisable during the period and 4,986,000 new ordinary shares of RM0.10 each was issued pursuant to the ESOS.



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2003

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Note	CUMULATIVE QUARTER PERIOD ENDED 30/09/2003	PERIOD ENDED 30/09/2002
		RM' m	RM' m
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit after taxation		752.1	706.7
Adjustments for:			
Depreciation of property, plant and equipment		534.1	391.8
Property, plant and equipment written off		-	0.6
(Gain)/loss on disposal of property, plant and equipment		-	0.4
Interest income		(28.2)	(23.8)
Interest expense		46.0	45.5
Taxation	15	292.9	241.7
Unrealised loss on foreign exchange		-	0.8
(Write back of allowance)/allowance for:			
- inventories' obsolescence		(7.3)	5.5
- doubtful debts		(240.8)	32.6
Bad debts written off		279.6	1.7
Goodwill amortisation		53.4	-
Provision for :			
- staff incentive scheme		9.1	12.2
- legal claims and network construction costs		34.1	-
		972.9	709.0
Operating profit before changes in working capital		1,725.0	1,415.7
Changes in working capital		(376.5)	181.7
Cash generated from operations		1,348.5	1,597.4
Interest received		28.2	23.3
Taxation paid		(215.2)	(148.3)
Payment of legal claims		-	-
Payment under staff incentive scheme		(21.5)	(15.5)
Net cash flow from operating activities		1,140.0	1,456.9
CASH FLOWS FROM INVESTING ACTIVITIES			
Net cash flow on acquisition of a subsidiary		(1,332.8)	-
Purchase of property, plant and equipment		(553.9)	(705.3)
Proceeds from disposal of property, plant and equipment		-	0.5
Part payment of the 3G spectrum assignment licence fees		(10.0)	-
Net cash flow from investing activities		(1,896.7)	(704.8)



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2003

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Continued)

	CUMULATIVE QUARTER	
	PERIOD ENDED 30/09/2003	PERIOD ENDED 30/09/2002
	RM' m	RM' m
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of hire purchase and finance lease principals and interests	(4.8)	(8.8)
Drawdown of syndicated loans	-	1,060.0
Repayment of term loans	(5.7)	(739.3)
Repayment of promissory notes	(14.5)	-
Dividends paid	(367.6)	(738.4)
Proceeds from issuance of shares	21.7	2,789.5
Payments on redemption of Non-Voting RPS	-	(2,033.0)
Interest paid	(46.0)	(29.0)
Payment for listing expenses	-	(53.0)
Net cash flow from financing activities	(416.9)	248.0
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(1,173.6)	1,000.1
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	1,849.7	794.5
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	676.1	1,794.6



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2003

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH MASB STANDARD 26, PARAGRAPH 16

1. ACCOUNTING POLICIES

The quarterly condensed financial report has been prepared based on:

(i) The requirements of the Malaysian Accounting Standards Board ("MASB") Standard 26 – Interim Financial Reporting; and
(ii) Paragraph 9.22 of the Kuala Lumpur Stock Exchange ("KLSE") Listing Requirements

and should be read in conjunction with the Group's financial statements for the year ended 31 December 2002 and in accordance with the new accounting policies adopted for the year ending 31 December 2003 as reported in the first quarter report ended 31 March 2003.

2. QUALIFICATION OF PRECEDING ANNUAL FINANCIAL STATEMENTS

There was no qualification to the preceding annual financial statements.

3. SEASONAL / CYCLICAL FACTORS

The operations of the Group were not significantly affected by seasonality and cyclical factors during the quarter under review.

4. NATURE AND AMOUNT OF ITEMS AFFECTING ASSETS, LIABILITIES, EQUITY, NET INCOME, OR CASH FLOWS THAT ARE UNUSUAL BECAUSE OF THEIR NATURE, SIZE, OR INCIDENCE

There were no unusual items affecting assets, liabilities, equity, net income or cash flows during the quarter under review except for the amount of RM45.4 million in respect of integration costs incurred as a result of the integration of the Malaysian Mobiles Services Sdn Bhd *(formerly known as TIMECel Sdn Bhd)* ("MMSSB") with Maxis.

5. NATURE AND AMOUNT OF CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR INTERIM PERIODS OF THE CURRENT FINANCIAL YEAR OR CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR FINANCIAL YEARS, IF THOSE CHANGES HAVE A MATERIAL EFFECT IN THE CURRENT INTERIM PERIOD

There were no changes in estimates of amounts reported in the prior interim period or in the prior financial years.

6. ISSUANCES, CANCELLATIONS, REPURCHASES, RESALE AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

There were no issuances, cancellations, repurchases, resale and repayments of debt and equity securities during the current quarter ended 30 September 2003 except for the issuance of 5.0 million new ordinary shares of RM0.10 each, thus increasing the issued and paid up share capital from 2,450.9 million ordinary shares of RM0.10 each to 2,455.9 million ordinary shares of RM0.10 each pursuant to employees exercising their options under the Employees Share Option Scheme ("ESOS") at the exercise price of RM4.36 per ordinary share.

7. DIVIDENDS PAID

A final dividend of 12.5 sen per ordinary share, less Malaysian income tax at 28%, amounting to RM220,578,750 in respect of the year ended 31 December 2002, was paid on 24 July 2003.



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2003

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH MASB STANDARD 26, PARAGRAPH 16

8. SEGMENT RESULTS AND REPORTING

The Group is organised into three main business segments:

(a) **Mobile** – supplies mobile communication services to businesses, individuals and other operators;
(b) **Fixed line and internet** – provides a domestic fixed line network which offers voice and data services; and
(c) **International gateway** – provides an international gateway network which offers cross border interconnect services.

These Group results incorporate those of the mobile, fixed line and internet and international gateway operations of which the mobile operations represent the substantial part of the Group's activities. Other operations of the Group are currently not significant enough to be reported separately.

Inter-segment sales comprise leased line charges, interconnect charges and charges for share of common assets and common expenses transacted on normal commercial terms that are no more favourable than that available to other third parties.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/09/2003	QUARTER ENDED 30/09/2002	**PERIOD ENDED 30/09/2003**	PERIOD ENDED 30/09/2002
Revenues	**RM' m**	RM' m	**RM' m**	RM' m
Mobile				
External revenue	**1,151.1**	900.8	**3,157.7**	2,561.3
Inter-segment revenue	**13.0**	3.9	**30.1**	10.8
	1,164.1	904.7	**3,187.8**	2,572.1
Fixed line and internet				
External revenue	**38.2**	32.9	**98.4**	100.0
Inter-segment revenue	**93.2**	67.4	**277.5**	200.2
	131.4	100.3	**375.9**	300.2
International gateway				
External revenue	**42.9**	30.5	**127.5**	85.9
Inter-segment revenue	**23.2**	28.3	**67.1**	80.4
	66.1	58.8	**194.6**	166.3
Other operations				
External revenue	-	-	-	-
Inter-segment revenue	**0.3**	0.3	**0.8**	0.8
	0.3	0.3	**0.8**	0.8
Total reportable segments	**1,361.9**	1,064.1	**3,759.1**	3,039.4
Eliminations	**(129.7)**	(99.9)	**(375.4)**	(292.2)
Total Group Revenue	**1,232.2**	964.2	**3,383.7**	2,747.2



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2003

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH MASB STANDARD 26, PARAGRAPH 16

8. SEGMENT RESULTS AND REPORTING (Continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/09/2003	QUARTER ENDED 30/09/2002	**PERIOD ENDED 30/09/2003**	PERIOD ENDED 30/09/2002
Segment Results	**RM' m**	RM' m	**RM' m**	RM' m
Mobile	**361.7**	245.4	**989.8**	870.6
Fixed line and internet	**69.2**	32.4	**195.2**	117.7
International gateway	**4.1**	10.9	**2.3**	27.4
Other operations	**(5.4)**	(2.0)	**(8.8)**	(9.3)
Goodwill amortisation	**(32.0)**	-	**(53.4)**	-
Eliminations	-	-	**0.1**	0.1
	397.6	286.7	**1,125.2**	1,006.5
Interest income	**4.8**	14.0	**28.2**	23.8
Profit from operations	**402.4**	300.7	**1,153.4**	1,030.3
Finance costs	**(16.1)**	(15.5)	**(46.0)**	(81.9)
Integration costs	**(45.4)**	-	**(62.4)**	-
Profit before taxation	**340.9**	285.2	**1,045.0**	948.4
Taxation	**(106.5)**	(72.9)	**(292.9)**	(241.7)
Profit after taxation	**234.4**	212.3	**752.1**	706.7

9. CARRYING AMOUNT OF REVALUED ASSETS

(a) Property, plant and equipment

There were no revalued property, plant and equipment during the quarter and as at 30 September 2003.

(b) Investment properties

There were no investment properties during the quarter and as at 30 September 2003.

10. MATERIAL SUBSEQUENT EVENTS

There were no material events as at 10 November 2003, except as disclosed in Note 18 (B).

11. CHANGES IN THE COMPOSITION OF THE GROUP

There has been no change in the composition of the Group in the current quarter.



12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) Contingent liabilities

The amount of contingent liabilities as at 10 November 2003 are as follows:

	Company RM' m
Guarantees given to financial institutions for borrowing facilities granted to a subsidiary	**760.0**
Guarantees given to Telekom Malaysia Berhad in respect of services provided to Maxis Broadband Sdn Bhd and Maxis International Sdn Bhd (both subsidiaries of the Company)	**1.8**

	Group RM' m
Indemnity given to financial institutions in respect of bank guarantees issued at the request of the Company and its subsidiaries:	
- Custom duties	**20.4**
- Others	**70.5**
	90.9

(b) Contingent assets

There were no contingent assets as at 10 November 2003.

13. CAPITAL COMMITMENTS

Capital commitments for property, plant and equipment not provided for in the financial statements as at 30 September 2003 are as follows:

	Group RM' m
Approved by the Board of Directors:	
- contracted for	**329.0**
- not contracted for	**1,175.0**
	1,504.0



14. SIGNIFICANT RELATED PARTY DISCLOSURES

Related parties are those defined under MASB Standard 8 - Related Party Disclosures.

Usaha Tegas Sdn. Bhd. together with certain entities controlled by or in which Ananda Krishnan Tatparanandam is deemed to have an interest, have the ability to exercise significant influence over the Group. The significant related party transactions and balances described below were carried out on commercial terms that are no more favourable than that available to other third parties.

	TRANSACTIONS FOR THE PERIOD ENDED 30/09/2003	BALANCES DUE FROM/(TO) AS AT 30/09/2003
	RM' m	RM' m
(a) Sales of goods and services		
Sales of telecommunication services to:		
- MEASAT Broadcast Network Systems Sdn. Bhd. (VSAT, telephony and international bandwidth services)	8.1	8.6
(b) Purchases of goods and services		
Purchases of services from:		
- Tanjong City Centre Property Management Sdn. Bhd. (rental and utility charges)	17.0	(1.1)
- Binariang Satellite Systems Sdn. Bhd. (transponder lease rental)	11.3	(4.3)
- MEASAT Broadcast Network Systems Sdn. Bhd. (CATV, advertising and printing services)	0.6	(0.1)
- UTSB Management Sdn. Bhd. (secondment and consultancy services)	27.3	(9.8)



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2003

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH KLSE LISTING REQUIREMENTS UNDER PART A OF APPENDIX 9B

15. TAXATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/09/2003	QUARTER ENDED 30/09/2002	**PERIOD ENDED 30/09/2003**	PERIOD ENDED 30/09/2002
	RM' m	RM' m	**RM' m**	RM' m
Malaysian taxation				
Current period	**126.2**	72.9	**309.1**	213.1
Deferred taxation	**(19.7)**	-	**(16.2)**	28.6
	106.5	72.9	**292.9**	241.7

The Group's effective tax rate for the quarter ended 30 September 2003 was 31.2%, higher than the statutory tax rate of 28%. This is because the losses incurred by a subsidiary are not available for tax shelter.

16. PROFIT/(LOSS) ON SALE OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

There were no sales of unquoted investments and/or properties during the quarter.

17. QUOTED SECURITIES

There were no quoted securities during the quarter.

18. (A) STATUS OF UTILISATION OF PROCEEDS RAISED FROM THE INITIAL PUBLIC OFFERING

The status of the utilisation of the proceeds as at 10 November 2003 from the Initial Public Offering is as follows:

	PROPOSED UTILISATION OF IPO PROCEEDS	**UTILISED TO DATE**	**AMOUNTS OUTSTANDING**
	RM' m	**RM' m**	**RM' m**
Repayment of BBMB loan	**384.0**	**384.0**	**-**
Partial repayment of Maxis Mobile syndicated loan	**320.0**	**300.0**	**20.0**
Payments related to prior purchases and/or installation of telecommunications equipment and materials	**400.0**	**400.0**	**-**
Working capital	**719.0**	**719.0**	**-**
Defray listing expenses	**73.4**	**73.4**	**-**
	1,896.4	**1,876.4**	**20.0**



PART B – EXPLANATORY NOTES IN COMPLIANCE WITH KLSE LISTING REQUIREMENTS UNDER PART A OF APPENDIX 9B

18 (B) STATUS OF CORPORATE PROPOSALS ANNOUNCED

Proposed reorganisation

On 8 August 2003, the Company announced, that its wholly owned subsidiary companies, Maxis Mobile Sdn Bhd ("MM"), Maxis Broadband Sdn Bhd ("MB") and MMSSB entered into reconstruction agreements to facilitate the internal reorganisation of their activities to realise synergies from the acquisition of MMSSB. As announced, the proposed reorganisation is subject to the relevant approvals being obtained from the following:

- Foreign Investment Committee;
- Malaysian Communications and Multimedia Commission;
- Ministry of Finance and/or Royal Customs Department;
- Lenders; and
- Any other relevant authorities/parties, if required.

As at 10 November 2003, the date of this report, all relevant approvals have been obtained as follows:

- The Foreign Investment Committee granted their approval vide its letter dated 26 September 2003, which was announced on 29 September 2003;
- This was subsequently followed by an announcement on 13 October 2003, that the Malaysian Communications and Multimedia Commission ("MCMC"), vide its letter dated 9 October 2003 ("Approval Letter"), approved:
  - The transfer to be effected from 1 November 2003; and
  - MM's 012 numbering assignment and associated short codes to be transferred to MMSSB pursuant to the proposed reorganisation of the activities of Maxis' wholly-owned subsidiaries subject, inter alia, to any further determination(s) that will be made with regard to the policy, which is pending issuance by the MCMC, on mergers and acquisitions of licensees and the implementation of, and to the requirements and associated regulations of, the new numbering and electronic addressing plan, which is currently awaiting approval for issuance and implementation; and finally
- As announced on 23 October 2003, all the conditions precedent as specified in the Reconstruction Agreements dated 8 August 2003 have been fulfilled or waived, including those approvals relating to the Ministry of Finance and Lenders of Maxis and its subsidiaries, in accordance with the terms of the Reconstruction Agreements.

As a result, the proposed internal reorganisation was effected on 1 November 2003.

18 (C) ADDITIONAL DISCLOSURE

Status update of Memorandum of Understanding pursuant to Paragraph 9.28 of the KLSE Listing Requirements

The Company announced on 5 June 2003 that a related party transaction was entered into by Maxis Multimedia Sdn Bhd ("Maxis Multimedia"), a wholly-owned subsidiary of the Company, with Malaysian Venture Capital Management Sdn Bhd ("Mavcap") via a Memorandum of Understanding, for the purpose of collaboration in developing a community of local mobile content and application developers.

Further to that, Maxis Multimedia and Mavcap have agreed to formalise the collaboration framework to work on specific deliverables to be incorporated in an agreement to be signed by both parties. One such deliverable is the recently announced Ministry of Finance initiated Mavcap administered Cradle Investment Programme ("CIP"). The CIP essentially provides pre-seed funding to stimulate the growth of technopreneurs and to generate new ideas for an innovative and knowledge society.



PART B – EXPLANATORY NOTES IN COMPLIANCE WITH KLSE LISTING REQUIREMENTS UNDER PART A OF APPENDIX 9B

19. BORROWINGS

The amount of borrowings as at 30 September 2003 is as follows:

	CURRENT LIABILITIES	NON-CURRENT LIABILITIES	TOTAL
	RM' m	RM' m	RM' m
Secured			
Syndicated loan [1]	76.0	684.0	760.0

Note

[1] The syndicated loan of USD200 million has been fully hedged. The syndicated loan is secured by way of a legal charge over all the ordinary shares owned by Maxis in MM, a subsidiary, comprising 100% of the total issued and paid up share capital in MM and all other preference shares in MM which may from time to time be issued or allotted to Maxis, together with all rights and benefits accruing thereto from time to time. Please refer to Note 20 (2), below for further information.

20. FINANCIAL INSTRUMENTS

Under the Group's policy, Maxis' practice is to hedge all known foreign currency commitments (except for US Dollar which currently is on a fixed exchange rate with the Ringgit Malaysia) as and when they arise.

(1) Forward foreign exchange contracts

There were no outstanding forward exchange contracts as at 10 November 2003.

(2) Currency hedge

There were no changes in the arrangement entered into by MM, a subsidiary, to fully hedge the USD200 million loan which fixes the exchange rate of US Dollar to Ringgit Malaysia at RM3.80 to USD1.00.

(3) Credit Risk

The above instruments were executed with creditworthy financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions is remote, on the basis of their financial strength.

21. CHANGES IN MATERIAL LITIGATION

With reference to the suit commenced by Maxis Sdn Bhd against the Company and six subsidiaries (collectively, "the Maxis Group") vide Kuala Lumpur High Court Civil Suit No. S6-22-728-2002 as was previously announced and disclosed, the application for injunctive relief by the Maxis Group was heard on 28 August 2003 and judgment was delivered granting interim injunction in favour of the Maxis Group on 3 September 2003. Both Maxis Sdn Bhd's application for summary judgment under Order 14 of the Rules of the High Court 1980 and the Maxis Group's appeal against the dismissal of its application to strike out the Suit ("the Applications") came up for hearing on 25 September 2003. The Judge in Chambers was of the opinion that the Suit should proceed to full trial and accordingly fixed the same for trial on 6, 7 and 8 July 2004. The Applications were adjourned sine die pending the outcome of the full trial.

Save as disclosed above and in the previous quarterly report, there has been no other material change in the status of the reported litigations as at 10 November 2003 that would have a material adverse impact to the Group.



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2003

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH KLSE LISTING REQUIREMENTS UNDER PART A OF APPENDIX 9B

22. REVIEW OF PERFORMANCE

(A) Performance of the current quarter against the preceding quarter (3rd Quarter 2003 versus 2nd Quarter 2003)

	Group				*For Information Purposes Only Maxis Alone*			
Financial indicators (RM'm)	3Q 2003	2Q 2003	Variance	% Variance	*3Q 2003*	*2Q 2003*	*Variance*	*% Variance*
Revenue	1,232	1,105	127	11%	*1,179*	*1,067*	*112*	*10%*
EBITDA	638	539	99	18%	*631*	*546*	*85*	*16%*
EBITDA Margin	52%	49%	3%	6%	*54%*	*51%*	*3%*	*6%*
Profit before taxation ("PBT")	341	316	25	8%	*457*	*391*	*66*	*17%*
Profit after taxation ("PAT")	234	229	5	2%	*351*	*304*	*47*	*15%*
Operational indicators								
Net subscribers (' 000)								
- Postpaid	1,204	1,199	5	-	*1,122*	*1,105*	*17*	*2%*
- Prepaid	2,841	2,668	173	6%	*2,583*	*2,343*	*240*	*10%*
- Total	4,045	3,867	178	5%	*3,705*	*3,448*	*257*	*7%*
ARPU (RM)								
- Postpaid	168	166	2	1%	*174*	*167*	*7*	*4%*
- Prepaid	63	63	-	-	*67*	*64*	*3*	*5%*
Monthly MOUs (minutes)								
- Postpaid	438	440	(2)	-	*456*	*447*	*9*	*2%*
- Prepaid	159	160	(1)	(1%)	*164*	*160*	*4*	*3%*
Data revenue (RM' m)	141	121	20	17%	*135*	*117*	*18*	*15%*
SMS messages (' m)	672	591	81	14%	*642*	*568*	*74*	*13%*

In the quarter under review, Group revenue recorded an 11% growth which amounted to RM127.4 million. This healthy increase was driven by encouraging growth in subscribers and substantial improvements in roaming and data revenues. Subscribers increased by 178,000 or 5%, representing an approximate 42% market share of net additions. Data revenues grew by 17% or RM19.9 million over the preceding quarter, reflecting a continuing trend of increased usage.

ARPU for postpaid improved by RM2 to RM168 whilst ARPU for prepaid remain unchanged at RM63, both on the back of relatively stable MOUs of 438 minutes and 159 minutes respectively. Data revenues and volume of billable SMS messages continue to grow at a higher rate, at 17% and 14% compared to 15% and 9% respectively in the preceding quarter.

EBITDA for the quarter amounted to RM638.1 million reflecting improved margins from 49% to 52%, achieved primarily as a result of reduced operating costs.



22. REVIEW OF PERFORMANCE (Continued)

(A) Performance of the current quarter against the preceding quarter (3rd Quarter 2003 versus 2nd Quarter 2003)

At the PBT level, with higher depreciation charges of RM29.6 million and integration costs of RM28.4 million coupled with an additional month's charge of goodwill amortisation of RM10.7 million, as compared to the preceding quarter, the quarter closed at RM340.9 million recording an increase of 8% or RM24.6 million.

PAT at the Group level increased 2% or RM5.7 million over the preceding quarter, largely due to higher taxation charge, arising from the fact that RM38.9 million losses incurred by MMSSB are not available for set off against taxable profits, and the non-tax-deductibility of RM32.0 million goodwill amortisation. The Group effective tax rate was at 31.2%, up 3.5% from the preceding quarter.

The integration of MMSSB was substantially completed this quarter with the achievement of major milestones to increase operational efficiencies. In particular, customer service operations have been integrated, the MMSSB network has been shut down, and all TIMECel subscribers have been successfully migrated on to the Maxis network.

Identification work with regard to the reuse of physical sites and network assets are continuing and will be completed by the fourth quarter, at which time the financial impact of the integration will be brought to final account.

At the time of acquisition, it was estimated that integration expenses would total RM120 million. We have incurred RM62.4 million of this cost and it is expected that total integration expenses would be within initial estimates.



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2003

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH KLSE LISTING REQUIREMENTS UNDER PART A OF APPENDIX 9B

22. REVIEW OF PERFORMANCE (Continued)

(B) Performance of the current year to date quarter against the corresponding preceding year to date quarter (YTD 3rd Quarter 2003 versus YTD 3rd Quarter 2002)

	Group				*For Information Purposes Only Maxis Alone*			
Financial indicators (RM'm)	**YTD 3Q 2003**	**YTD 3Q 2002**	**Variance**	**% Variance**	*YTD 3Q 2003*	*YTD 3Q 2002*	*Variance*	*% Variance*
Revenue	3,384	2,747	637	23%	3,293	2,747	546	20%
EBITDA	1,713	1,398	315	23%	1,713	1,398	315	23%
EBITDA Margin	51%	51%	-	-	52%	51%	1%	2%
Profit before taxation ("PBT")	1,045	948	97	10%	1,236	948	288	30%
Profit after taxation ("PAT")	752	707	45	6%	944	707	237	34%
Operational indicators								
Net subscribers (' 000)								
- Postpaid	1,204	1,081	123	11%	1,122	1,081	41	4%
- Prepaid	2,841	1,846	995	54%	2,583	1,846	737	40%
- Total	4,045	2,927	1,118	38%	3,705	2,927	778	27%
ARPU (RM)								
- Postpaid	167	164	3	2%	170	164	6	4%
- Prepaid	64	67	(3)	(4%)	65	67	(2)	(3%)
Monthly MOUs (minutes)								
- Postpaid	436	396	40	10%	444	396	48	12%
- Prepaid	161	179	(18)	(10%)	163	179	(16)	(9%)
Data revenue (RM' m)	367	163	204	125%	357	163	194	119%
SMS messages (' m)	1,805	947	858	91%	1,752	947	805	85%

The current period Group revenues showed strong growth, increasing by 23% or RM636.5 million, compared to the corresponding preceding period. Group revenues were driven mainly by a 38% or 1.1 million increase in net subscribers, from 2.9 million to 4.0 million this period, 89% of which were prepaid subscribers.

Postpaid ARPU increased by 2% or RM3 to RM167 on the back of higher MOUs. Prepaid ARPU on the other hand, decreased by 4% or RM3 to RM64 due to a decline in MOUs, a resultant of newer lower usage prepaid subscribers. Data revenues surged 125%, spurred by the increase in the volume of billable SMS messages from 947 million messages to 1,805 million messages this period, an increase of 91% from the corresponding preceding period.

22. (B) REVIEW OF PERFORMANCE (Continued)

Performance of the current year to date quarter against the corresponding preceding year to date quarter (YTD 3rd Quarter 2003 versus YTD 3rd Quarter 2002)

Group EBITDA grew by 23% or RM314.4 million to RM1,712.7 million, whilst maintaining EBITDA margin at 51%.

Profits from operations showed a healthy 12% growth at RM1,153.4 million, despite incorporating the effects of the acquisition and the operating performance of MMSSB.

At the Group PBT level, PBT recorded an increase of 10% or RM96.6 million, despite taking into account goodwill amortisation of RM53.4 million, integration costs of RM62.4 million and increases in depreciation charges of RM142.3 million.

Group PAT increased by 6% or RM45.4 million bringing the Group PAT from RM706.7 million in the corresponding preceding period to RM752.1 million this period, largely due to increased taxation. Taxation increased to an effective tax rate of 28.0%, some 2.5% points higher than in the corresponding preceding period. This is due largely to the fact that the losses of MMSSB are not available for set off against taxable profits, and the non-deductibility of goodwill amortisation.

Whilst the results for the Group were not impacted by MMSSB in the corresponding preceding period, the Group's performance this period included the full effects of the losses in MMSSB of RM75.5 million, the one off integration costs of RM62.4 million, coupled with goodwill amortisation charge of RM53.4 million.

Despite the above, with strong underlying revenue growth of 23% fuelled by 1.1 million increase in net subscribers, the Group managed to record a 6% growth in PAT at RM752.1 million.



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2003

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH KLSE LISTING REQUIREMENTS UNDER PART A OF APPENDIX 9B

23. EARNINGS PER SHARE

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 30/09/2003	QUARTER ENDED 30/09/2002	**PERIOD ENDED 30/09/2003**	PERIOD ENDED 30/09/2002
(1) Basic earnings per share					
Net profit after taxation	(RM' m)	**234.4**	212.3	**752.1**	706.7
Goodwill amortisation	(RM' m)	**32.0**	-	**53.4**	-
Net profit after taxation, before goodwill amortisation	(RM' m)	**266.4**	212.3	**805.5**	706.7
Weighted average number of ordinary shares in issue	(' m)	**2,453.4**	2,450.9	**2,451.7**	2,167.6
Basic earnings per share					
- with goodwill amortisation	(sen)	**9.6**	8.7	**30.7**	32.6
- without goodwill amortisation	(sen)	**10.9**	8.7	**32.9**	32.6
(2) Diluted earnings per share					
Net profit after taxation	(RM' m)	**234.4**	212.3	**752.1**	706.7
Goodwill amortisation	(RM' m)	**32.0**	-	**53.4**	-
Net profit after taxation, before goodwill amortisation	(RM' m)	**266.4**	212.3	**805.5**	706.7
Weighted average number of ordinary shares in issue	(' m)	**2,453.4**	2,450.9	**2,451.7**	2,167.6
Adjusted for share options granted	(' m)	**14.7**	6.6	**10.2**	2.2
Adjusted weighted average number of ordinary shares in issue	(' m)	**2,468.1**	2,457.5	**2,461.9**	2,169.8
Diluted earnings per share					
- with goodwill amortisation	(sen)	**9.5**	8.6	**30.5**	32.6
- without goodwill amortisation	(sen)	**10.8**	8.6	**32.7**	32.6

As at 30 September 2003, 65,472,578 share options have been granted and unexercised pursuant to the Employees Share Option Scheme.



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2003

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH KLSE LISTING REQUIREMENTS UNDER PART A OF APPENDIX 9B

24. CURRENT YEAR PROSPECTS

Having substantially completed the integration of MMSSB, the Group is now embarking on the internal reorganisation of its activities having fulfilled or waived (where relevant) all relevant approvals and conditions precedent as specified in the Reconstruction Agreements as disclosed in Note 18 (B). The internal reorganisation is expected to realise synergies and maximise potential benefits from the acquisition of MMSSB, whereby an initial one-off deferred tax asset amounting approximately to RM800 million will be recognised, resulting in a positive impact to the profit after tax of the Group for the year ending 31 December 2003. In spite of the above activities being undertaken and the increasing competitive landscape, the Company continues to remain focused in delivering results to shareholders.

Barring any unforeseen circumstances, the Board of Directors expects the performance of the Group for the remaining quarter of the year to be satisfactory.

25. PROFIT FORECAST OR PROFIT GUARANTEE

Not applicable to the Group.

26. DIVIDENDS

No dividends have been declared or recommended for the current quarter ended 30 September 2003.

By order of the Board

Dipak Kaur
(LS 5204)
Company Secretary
17 November 2003
Kuala Lumpur

APPENDIX G

General Announcement
Reference No **MM-031121-42787**

Submitting Merchant Bank	:	**RHB SAKURA MERCHANT BANKERS BERHAD**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**21/11/2003**

Type	:	**Announcement**
Subject	:	**Maxis Communications Berhad ("Maxis" or the "Company") Joint Venture and Shareholders' Agreement ("JVSA") between TT dotCom Sdn Bhd ("TTDC"), a wholly-owned subsidiary of TIME dotCom Berhad ("TdC"), and Maxis Broadband Sdn Bhd ("MBSB"), a wholly-owned subsidiary of Maxis**

Contents :

The following announcement is released on behalf of Maxis Communications Berhad:

QUOTE

Further to the announcement made on 20 March 2003, the Company is pleased to announce that TTdC and MBSB ("JVSA Parties") have on 21 November 2003 mutually agreed to extend the period for the JVSA Parties to agree and finalise the initial business plan by another six (6) months from 7 September 2003 until 6 March 2004 or until further extended in writing by the JVSA Parties. Consequently, the JVSA is deemed extended and shall continue to be binding on the JVSA Parties from 7 September 2003.

Save and except for the abovementioned extension, all other terms and conditions of the JVSA remain valid and binding.

Details of the JVSA are set out in the announcement made on 20 March 2003.

UNQUOTE

This announcement is dated 21 November 2003.

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

(2)

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **23rd** day of **October, 2003**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	102,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 6th day of November , 2003

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,456,823,000** shares of RM0.10 each and the paid-up capital is **RM245,682,300**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**17,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**42,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**43,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	102,000

Dated this 6th day of November , **2003**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **28th** day of **October, 2003**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	42,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

ɔmpany No.

·8400	V

Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 10th day of November , 2003

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**;

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each;

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,456,865,000** shares of RM0.10 each and the paid-up capital is **RM245,686,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**11,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**16,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**15,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	**42,000**

Dated this 10th day of November , **2003**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **30th** day of **October, 2003**.

		Details of Shares		
	Shares Allotted	Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	32,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on each share	-	RM4.36	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on each share	-	RM4.26	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 12th day of November , 2003

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**;

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each;

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,456,897,000** shares of RM0.10 each and the paid-up capital is **RM245,689,700**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives — **6,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native — **7,000**

(c) the number of shares allotted to non-citizens — **-**

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives — **19,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	32,000

Dated this 12th day of November , **2003**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **4th** day of **November, 2003**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	107,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 17th day of November , 2003

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**;

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each;

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,457,004,000** shares of RM0.10 each and the paid-up capital is **RM245,700,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**38,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**27,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**42,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	**107,000**

Dated this 17th day of November , **2003**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **6th** day of **November, 2003**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	54,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 19th day of November , 2003

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**;

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each;

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,457,058,000** shares of RM0.10 each and the paid-up capital is **RM245,705,800**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **11,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **37,000**

(c) the number of shares allotted to non-citizens **-**

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **6,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	54,000

Dated this 19th day of November , **2003**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **11th** day of **November, 2003**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	150,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

ompany No.

;8400	V

Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 21st day of November , 2003

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**;

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each;

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,457,208,000** shares of RM0.10 each and the paid-up capital is **RM245,720,800**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**16,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**14,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**120,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	**150,000**

Dated this 21st day of November 2003

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **13th** day of **November, 2003**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	41,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

mpany No.

3400	V

Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 1st day of December , 2003

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**;

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each;

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,457,249,000** shares of RM0.10 each and the paid-up capital is **RM245,724,900**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**7,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**34,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	41,000

Dated this 1st day of December 2003

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **20th** day of **November, 2003**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	39,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:		CASH	

ompany No.

8400	V

Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

ated this 4th day of December , 2003

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**;

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each;

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,457,288,000** shares of RM0.10 each and the paid-up capital is **RM245,728,800**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **9,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **17,000**

(c) the number of shares allotted to non-citizens **-**

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **13,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	39,000

Dated this 4th day of December 2003

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **21st** day of **November, 2003**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	5,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on each share	-	RM4.36	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on each share	-	RM4.26	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

mpany No.

8400	V

Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

ated this 5th day of December , **2003**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**;

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each;

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,457,293,000** shares of RM0.10 each and the paid-up capital is **RM245,729,300**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**2,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**3,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	5,000

Dated this 5th day of December 2003

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **28th** day of **November, 2003**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	23,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on each share	-	RM4.36	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on each share	-	RM4.26	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

ompany No.

8400	V

Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 11th day of December , 2003

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**;

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each;

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,457,316,000** shares of RM0.10 each and the paid-up capital is **RM245,731,600**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**2,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**21,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	23,000

Dated this 11th day of December 2003

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **3rd** day of **December, 2003**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	41,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

ompany No.

8400	V

Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 15th day of December , 2003

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**;

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each;

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,457,357,000** shares of RM0.10 each and the paid-up capital is **RM245,735,700**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	-
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**13,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**28,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	41,000

Dated this 15th day of December 2003

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000



Maxis Communications Berhad (158400-V)
Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
P.O. Box 13447
50180 Kuala Lumpur
Malaysia
Tel : (603) 2330 7000
Fax : (603) 2330 0008

M4772-00009/LCB/CZH/rse

16 January 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Application

Ladies and Gentlemen:

We refer to our letters dated 31 October 2002 and 6 November 2003 seeking an exemption based upon Rule 12g3-2(b) pursuant to the Securities Exchange Act of 1934 ("the SE Act").

We enclose herewith the following documents for your kind attention :-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 December 2003 to 15 January 2004, pursuant to Rule12g3-2(b)(1)(ii) of the SE Act. The list sets forth the information that the Company has filed with the Kuala Lumpur Stock Exchange and which is made public by such exchange.

Item (2)
All forms lodged at the Registrar of Companies of Malaysia for the period from 22 December 2003 to 14 January 2004.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director

Dipak Kaur
Secretary

c.c. Mr. Chris Holland

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Kuala Lumpur Stock Exchange ("KLSE")			
1. Listing Circular - Maxis Employee Share Option Scheme	16 December 2003 23 December 2003 26 December 2003 30 December 2003 05 January 2004 07 January 2004 14 January 2004	KLSE Listing Requirements	A
2. Changes in Directorr's Interest Pursuant to Section 135 of the Companies Act, 1965 a) Dato' Seri Syed Anwar Jamalullail	16 December 2003	KLSE Listing Requirements and Malaysian Companies Act, 1965	B
3. Changes in Substantial Shareholders' Interest Pursuant to Form 29B of the Companies Act, 1965 a) Tun Haji Mohammed Hanif Bin Omar b) Dato' Haji Badri Bin Haji Masri c) Mohammad Shahrin Bin Merican d) Hj. Affendi Bin Tun Hj. Mohd Fuad Stephens e) Harapan Nusantara Sdn Bhd f) The Capital Group Companies, Inc	18 December 2003 23 December 2003 05 January 2004 09 January 2004	KLSE Listing Requirements and Malaysian Companies Act, 1965	C

4.	Announcement Notification Pursuant to Paragraph 14.09 of Chapter 14 of the Listing Requirements	16 December 2003 31 December 2003	KLSE Listing Requirements	D
5.	Announcement Change of Chief Financial Officer	31 December 2003	KLSE Listing Requirements	E



APPENDIX A

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 22103 OF 2004

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **14/01/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 84,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 16 January 2004.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 21974 OF 2004

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **07/01/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 65,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 9 January 2004.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 21931 OF 2004

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **05/01/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 35,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 7 January 2004.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 21866 OF 2003

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **30/12/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 37,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 2 January 2004.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 21796 OF 2003

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **26/12/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 43,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 30 December 2003.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 21738 OF 2003

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **23/12/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 65,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 26 December 2003.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 21579 OF 2003

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **16/12/2003**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 41,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 18 December 2003.

APPENDIX B

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **MC-031216-38646**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**16/12/2003**

Information Compiled By KLSE

Particulars of Director

Name	:	**Dato' Seri Syed Anwar Jamalullail (please also see remarks)**
Address	:	**Lot 75, Sri Cemerlang Jalan 16/9 46350 Petaling Jaya Selangor Darul Ehsan**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**08/12/2003**	**20,000**	**7.350**

Circumstances by reason of which change has occurred	:	
Nature of interest	:	**Direct Interest**
Consideration (if any)	:	

Total no of securities after change:

Direct (units)	:	**210,000**
Direct (%)	:	**0.0085**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Date of notice	:	**16/12/2003**
Remarks	:	

Dato' Seri Syed Anwar Jamalullail's name as per his Identity Card is Syed Zainol Anwar.

APPENDIX C

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-031217-54538**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	18/12/2003

Particulars of substantial Securities Holder

Name	:	**Tun Haji Mohammed Hanif Bin Omar ("THO")**
Address	:	**No. 74, Jalan USJ 12/3B, 47630 Subang Jaya, Selangor Darul Ehsan.**
NRIC/Passport No/Company No.	:	**390116-08-5111**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Anak Samudra Sdn. Bhd. ("ASSB")
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd. ("DMSB")
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd. ("UKSB")
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 20,000,000 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Transferred	30/10/2003	10,000,000	
Transferred	30/10/2003	10,000,000	
Transferred	30/10/2003	20,000,000	

Circumstances by reason of which change has occurred :

Change in the registered holder. The 10,000,000, 20,000,000 and 10,000,000 shares stated above, which were previously registered in the name of Libra Capital Markets Sendirian Berhad are now registered in the name of ASSB, UKSB and DMSB respectively.

There is no change to the number of shares over which the deemed interest is held.

THO is deemed to have an interest in the shares of Maxis in which Harapan Nusantara Sdn. Bhd. ("HNSB") has an interest by virtue of his interest in HNSB.

HNSB wholly-owns :-
(i) Angsana Kukuh Sdn. Bhd., Indomurni Sdn. Bhd. and Badai Maju Sdn. Bhd. which in turn have a deemed equity interest in Mujur Anggun Sdn. Bhd. ("MASB"). MASB in turn has a deemed interest in Cabaran Mujur Sdn. Bhd. ("CMSB");
(ii) Bagan Budiman Sdn. Bhd., the intermediate holding company of ASSB and DMSB;
(iii) Nusantara Saga Sdn. Bhd., the immediate holding company of Nusantara Makmur Sdn Bhd ("NMSB");
(iv) Nusantara Tegas Sdn. Bhd., the immediate holding company

Sdn. Bhd. ("TSSB").

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (collectively, HNSB Subsidiaries) collectively have 13.42% direct equity interest in the shares of Maxis.

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB hold their interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

However, THO does not have any economic interest over these shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

THO is also deemed to have an interest over 2,000,000 shares in Maxis held through Dian Tiara Sdn. Bhd. ("DTSB") by virtue of his interest in DTSB and over 1,000,000 shares in Maxis held through a nominee, namely, Bumiputra-Commerce Nominees (Tempatan) Sdn. Bhd.

Therefore, THO has an aggregate equity interest of 13.54% in Maxis.

Nature of interest	:	Deemed interest
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	332,775,665
Date of notice	:	05/12/2003

Remarks
Notification was received by the Company on 17 December 2003.

The Registered holders of the remaining Maxis shares over which THO has a deemed interest are set out below :

Bumiputra-Commerce Nominees (Tempatan) Sdn. Bhd.
20th Floor, Menara Bumiputra
Jalan Melaka
50100 Kuala Lumpur
In respect of 1,000,000 ordinary shares of RM0.10 each in Maxis

Dian Tiara Sdn. Bhd.
Suite 1608, Plaza Pengkalan
Jalan Tiong
3rd Mile, Jalan Ipoh
51100 Kuala Lumpur
In respect of 2,000,000 ordinary shares of RM0.10 each in Maxis

Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 43,689,359 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 20,853,534 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd.
Level 39, Menara Maxis,

In respect of 43,689,359 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis

Cabaran Mujur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Nusantara Makmur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 74,514,359 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-031217-AD23F**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **18/12/2003**

Particulars of substantial Securities Holder

Name : **Dato' Haji Badri Bin Haji Masri ("Dato' Badri")**
Address : **No. 6, Jalan SS5B/5,**
Kelana Jaya,
47301 Petaling Jaya,
Selangor Darul Ehsan.
NRIC/Passport No/Company No. : **440509-10-5163**
Nationality/Country of incorporation : **Malaysian**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Anak Samudra Sdn. Bhd. ("ASSB")
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd. ("DMSB")
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd. ("UKSB")
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 20,000,000 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Transferred	**30/10/2003**	**10,000,000**	
Transferred	**30/10/2003**	**10,000,000**	
Transferred	**30/10/2003**	**20,000,000**	

Circumstances by reason of which change has occurred : **Change in the registered holder. The 10,000,000, 20,000,000 and 10,000,000 shares stated above, which were previously registered in the name of Libra Capital Markets Sendirian Berhad are now registered in the name of ASSB, UKSB and DMSB respectively.**

There is no change to the number of shares over which the deemed interest is held.

Dato' Badri is deemed to have an interest in the shares of Maxis in which Harapan Nusantara Sdn. Bhd. ("HNSB") has an interest by virtue of his interest in HNSB.

HNSB wholly-owns :-
(i) Angsana Kukuh Sdn. Bhd., Indomurni Sdn. Bhd. and Badai Maju Sdn. Bhd. which in turn have a deemed equity interest in Mujur Anggun Sdn. Bhd. ("MASB"). MASB in turn has a deemed interest in Cabaran Mujur Sdn. Bhd. ("CMSB");
(ii) Bagan Budiman Sdn. Bhd., the intermediate holding company of ASSB and DMSB;
(iii) Nusantara Saga Sdn. Bhd., the immediate holding company of Nusantara Makmur Sdn Bhd ("NMSB");
(iv) Nusantara Tegas Sdn. Bhd., the immediate holding company

Bhd. ("CCSB"). CCSB in turn has a deemed interest in Tegas Sari Sdn. Bhd. ("TSSB").

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (collectively, HNSB Subsidiaries) collectively have 13.42% direct equity interest in the shares of Maxis.

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB hold their interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

However, Dato' Badri does not have any economic interest over these shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

Nature of interest	:	Deemed interest
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**329,775,665**
Date of notice	:	**05/12/2003**

Remarks

Notification was received by the Company on 17 December 2003.

The Registered holders of the remaining Maxis shares over which Dato' Badri has a deemed interest are set out below :

Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 43,689,359 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 20,853,534 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 43,689,359 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis

Cabaran Mujur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 74,514,359 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-031217-BA41C**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **18/12/2003**

Particulars of substantial Securities Holder

Name : **Mohamad Shahrin Bin Merican ("MSM")**
Address : **No. 458 Taman Ampang Utama,**
68000 Ampang,
Selangor Darul Ehsan.
NRIC/Passport No/Company No. : **550405-02-5529**
Nationality/Country of incorporation : **Malaysian**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Anak Samudra Sdn. Bhd. ("ASSB")
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd. ("DMSB")
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd. ("UKSB")
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 20,000,000 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Transferred	30/10/2003	10,000,000	
Transferred	30/10/2003	10,000,000	
Transferred	30/10/2003	20,000,000	

Circumstances by reason of which change has occurred : **Change in the registered holder. The 10,000,000, 20,000,000 and 10,000,000 shares stated above, which were previously registered in the name of Libra Capital Markets Sendirian Berhad are now registered in the name of ASSB, UKSB and DMSB respectively.**

There is no change to the number of shares over which the deemed interest is held.

MSM is deemed to have an interest in the shares of Maxis in which Harapan Nusantara Sdn. Bhd. ("HNSB") has an interest by virtue of his interest in HNSB.

HNSB wholly-owns :-
(i) Angsana Kukuh Sdn. Bhd., Indomurni Sdn. Bhd. and Badai Maju Sdn. Bhd. which in turn have a deemed equity interest in Mujur Anggun Sdn. Bhd. ("MASB"). MASB in turn has a deemed interest in Cabaran Mujur Sdn. Bhd. ("CMSB");
(ii) Bagan Budiman Sdn. Bhd., the intermediate holding company of ASSB and DMSB;
(iii) Nusantara Saga Sdn. Bhd., the immediate holding company of Nusantara Makmur Sdn Bhd ("NMSB");
(iv) Nusantara Tegas Sdn. Bhd., the immediate holding company of UKSB which in turn has a deemed interest in Citra Cekal Sdn.

Sdn. Bhd. ("TSSB").

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (collectively, HNSB Subsidiaries) collectively have 13.42% direct equity interest in the shares of Maxis.

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB hold their interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

However, MSM does not have any economic interest over these shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

MSM also has a direct equity interest over 130,000 shares in Maxis registered in his name of which he is the beneficial owner of the Maxis shares.

Therefore, MSM has an aggregate equity interest of 13.43% in Maxis.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**329,905,665**
Date of notice	:	**05/12/2003**

Remarks

Notification was received by the Company on 17 December 2003.

The Registered holders of the remaining Maxis shares over which MSM has a deemed interest are set out below :

Mohamad Shahrin Bin Merican
No. 458 Taman Ampang Utama,
68000 Ampang,
Selangor Darul Ehsan.
In respect of 130,000 ordinary shares of RM0.10 each in Maxis

Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 43,689,359 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 20,853,534 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 43,689,359 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn. Bhd.

Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis

Cabaran Mujur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Nusantara Makmur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 74,514,359 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-031217-C4243**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**18/12/2003**

Particulars of substantial Securities Holder

Name	:	**Hj Affendi Bin Tun Hj. Mohd Fuad Stephens ("AF")**
Address	:	**2A, Jalan 4L, Ampang Jaya, 68000 Selangor Darul Ehsan.**
NRIC/Passport No/Company No.	:	**590103-12-6013**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Anak Samudra Sdn. Bhd. ("ASSB")
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd. ("DMSB")
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd. ("UKSB")
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 20,000,000 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Transferred	**30/10/2003**	**10,000,000**	
Transferred	**30/10/2003**	**10,000,000**	
Transferred	**30/10/2003**	**20,000,000**	

Circumstances by reason of which change has occurred :

Change in the registered holder. The 10,000,000, 20,000,000 and 10,000,000 shares stated above, which were previously registered in the name of Libra Capital Markets Sendirian Berhad are now registered in the name of ASSB, UKSB and DMSB respectively.

There is no change to the number of shares over which the deemed interest is held.

AF is deemed to have an interest in the shares of Maxis in which Harapan Nusantara Sdn. Bhd. ("HNSB") has an interest by virtue of his interest in HNSB.

HNSB wholly-owns :-
(i) Angsana Kukuh Sdn. Bhd., Indomurni Sdn. Bhd. and Badai Maju Sdn. Bhd. which in turn have a deemed equity interest in Mujur Anggun Sdn. Bhd. ("MASB"). MASB in turn has a deemed interest in Cabaran Mujur Sdn. Bhd. ("CMSB");
(ii) Bagan Budiman Sdn. Bhd., the intermediate holding company of ASSB and DMSB;
(iii) Nusantara Saga Sdn. Bhd., the immediate holding company of Nusantara Makmur Sdn Bhd ("NMSB");
(iv) Nusantara Tegas Sdn. Bhd., the immediate holding company of UKSB which in turn has a deemed interest in Citra Cekal Sdn.

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (collectively, HNSB Subsidiaries) collectively have 13.42% direct equity interest in the shares of Maxis.

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB hold their interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

However, AF does not have any economic interest over these shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**329,775,665**
Date of notice	:	**05/12/2003**

Remarks

Notification was received by the Company on 17 December 2003.

The Registered holders of the remaining Maxis shares over which AF has a deemed interest are set out below :

Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 43,689,359 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 20,853,534 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 43,689,359 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis

Cabaran Mujur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Nusantara Makmur Sdn. Bhd.
Level 39, Menara Maxis,

50088 Kuala Lumpur
In respect of 74,514,359 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-031217-CC413**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **18/12/2003**

Particulars of substantial Securities Holder

Name : **Harapan Nusantara Sdn Bhd ("HNSB")**
Address : **Level 39, Menara Maxis,**
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
NRIC/Passport No/Company No. : **288612-K**
Nationality/Country of incorporation : **Incorporated in Malaysia**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Anak Samudra Sdn. Bhd. ("ASSB")
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd. ("DMSB")
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 10,000,000 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd. ("UKSB")
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 20,000,000 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Transferred	**30/10/2003**	**10,000,000**	
Transferred	**30/10/2003**	**10,000,000**	
Transferred	**30/10/2003**	**20,000,000**	

Circumstances by reason of which change has occurred : **Change in the registered holder. The 10,000,000, 20,000,000 and 10,000,000 shares stated above, which were previously registered in the name of Libra Capital Markets Sendirian Berhad are now registered in the name of ASSB, UKSB and DMSB respectively.**

There is no change to the number of shares over which the deemed interest is held.

Deemed interest by virtue of HNSB's interest in :-
(i) Angsana Kukuh Sdn. Bhd., Indomurni Sdn. Bhd. and Badai Maju Sdn. Bhd. which in turn have a deemed equity interest in Mujur Anggun Sdn. Bhd. ("MASB"). MASB in turn has a deemed interest in Cabaran Mujur Sdn. Bhd. ("CMSB");
(ii) Bagan Budiman Sdn. Bhd., the intermediate holding company of ASSB and DMSB;
(iii) Nusantara Saga Sdn. Bhd., the immediate holding company of Nusantara Makmur Sdn Bhd ("NMSB");
(iv) Nusantara Tegas Sdn. Bhd., the immediate holding company of UKSB which in turn has a deemed interest in Citra Cekal Sdn. Bhd. ("CCSB"). CCSB in turn has a deemed interest in Tegas Sari Sdn. Bhd. ("TSSB").

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (collectively, "HNSB Subsidiaries) collectively have 13.42% direct equity interest

in the shares of Maxis.

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB hold their interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

However, HNSB does not have any economic interest over these shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**329,775,665**
Date of notice	:	**05/12/2003**

Remarks

Notification was received by the Company on 17 December 2003.

The Registered holders of the remaining Maxis shares over which HNSB has a deemed interest are set out below :

Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 43,689,359 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 20,853,534 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 43,689,359 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis

Cabaran Mujur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Nusantara Makmur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 74,514,359 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-031223-36409**

Submitting Merchant Bank : **N/A**
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **23/12/2003**

Particulars of substantial Securities Holder

Name : **The Capital Group Companies, Inc. ("CGC")**
Address : **333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA**
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **United States**
Descriptions(Class & nominal value) : **Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
In respect of 162,600 ordinary shares of RM0.10 each in Maxis.

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 39,000 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	17/12/2003	162,600	7.329
Disposed	18/12/2003	39,000	7.300

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Deemed Interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **201,600**
Indirect/deemed interest (%) : **0.008**
Total no of securities after change : **136,442,500**
Date of notice : **22/12/2003**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 23 December 2003.

The Registered holders of the remaining Maxis shares over which CGC has a deemed interest after the changes as stated above are set out below:-

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 93,402,000 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia

2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 14,065,100 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,267,600 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,133,100 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 22,724,700 ordinary shares of RM0.10 each in Maxis.

HSBC Malaysia Berhad
in respect of 850,000 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-040103-42840**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**05/01/2004**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 791,600 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**30/12/2003**	**650,000**	**7.495**
Acquired	**31/12/2003**	**141,600**	**7.500**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**791,600**
Indirect/deemed interest (%)	:	**0.0322**
Total no of securities after change	:	**137,234,100**
Date of notice	:	**02/01/2004**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 3 January 2004.

The Registered holders of the remaining Maxis shares over which CGC has a deemed interest after the changes as stated above are set out below:-

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 93,402,000 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 14,856,700 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,267,600 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,133,100 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 22,724,700 ordinary shares of RM0.10 each in Maxis.

HSBC Malaysia Berhad
in respect of 850,000 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-040109-44126**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **09/01/2004**

Particulars of substantial Securities Holder

Name : **The Capital Group Companies, Inc. ("CGC")**
Address : **333 South Hope Street,**
55th Floor,
Los Angeles,
CA 90071 USA
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **United States**
Descriptions(Class & nominal value) : **Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 858,400 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**02/01/2004**	**358,400**	**7.512**
Acquired	**05/01/2004**	**500,000**	**7.529**

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Deemed Interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **858,400**
Indirect/deemed interest (%) : **0.03492**
Total no of securities after change : **138,092,500**
Date of notice : **08/01/2004**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 9 January 2004.

The Registered holders of the remaining Maxis shares over which CGC has a deemed interest after the changes as stated above are set out below:-

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 93,402,000 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 15,715,100 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,267,600 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,133,100 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 22,724,700 ordinary shares of RM0.10 each in Maxis.

HSBC Malaysia Berhad
in respect of 850,000 ordinary shares of RM0.10 each in Maxis

APPENDIX D

General Announcement
Reference No **MC-031231-51800**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**31/12/2003**

Type	:	**Announcement**
Subject	:	**NOTIFICATION PURSUANT TO PARAGRAPH 14.09 OF CHAPTER 14 OF THE LISTING REQUIREMENTS OF THE KUALA LUMPUR STOCK EXCHANGE (the "Exchange") (the "LR")**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") having received a notification on 31 December 2003 pursuant to Paragraph 14.09 of Chapter 14 of the LR, from Mr. James Edward Alexander Brodie, Chief Financial Officer, a Principal Officer of the Company, do hereby notify the Exchange of his dealing in the securities of the Company as set out below :-

Subscription on 23 December 2003 for 25,000 ordinary shares of RM0.10 each, in the issued share capital of Maxis (which represented, as at 23 December 2003, 0.0010% of such issued share capital) at RM4.36 each. The subscription for shares is by the exercise of options granted to Mr. Brodie pursuant to the Maxis Employee Share Option Scheme.

This announcement is dated 31 December 2003

General Announcement
Reference No **MC-031216-66518**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**16/12/2003**

Type	:	**Announcement**
Subject	:	**NOTIFICATION PURSUANT TO PARAGRAPH 14.09 OF CHAPTER 14 OF THE LISTING REQUIREMENTS OF THE KUALA LUMPUR STOCK EXCHANGE *(the "Exchange") (the "LR")***

Contents :

Maxis Communications Berhad ("Maxis" or the "Company") having received a notification on 16 December 2003 pursuant to Paragraph 14.09 of Chapter 14 of the LR, from Y.A.M. Dato' Seri Syed Anwar Jamalullail*, an Independent Non-Executive Director of the Company, do hereby notify the Exchange of his dealing in the securities of the Company as set out below :-

Disposal of 20,000 ordinary shares of RM0.10 each representing 0.008% of the issued share capital of Maxis at RM7.35 each on 8 December 2003.

The total number of shares held by YAM Dato' Seri Syed Anwar Jamalullail* after the disposal is 210,000 shares.

*YAM Dato' Seri Syed Anwar Jamalullail name as per his Identity Card is Syed Zainol Anwar.

This announcement is dated 16 December 2003

General Announcement
Reference No **MC-031216-66472**

Submitting Merchant Bank	:	N/A
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**16/12/2003**

Type	:	**Announcement**
Subject	:	**NOTIFICATION PURSUANT TO PARAGRAPH 14.09 OF CHAPTER 14 OF THE LISTING REQUIREMENTS OF THE KUALA LUMPUR STOCK EXCHANGE (the "Exchange") (the "LR")**

Contents :

Maxis Communications Berhad ("Maxis" or the "Company") having received a notification on 16 December 2003 pursuant to Paragraph 14.09 of Chapter 14 of the LR, from Mr. James Edward Alexander Brodie, the Chief Financial Officer of the Company, do hereby notify the Exchange of his dealing in the securities of the Company as set out below :-

Disposal of 41,000 ordinary shares of RM0.10 each representing 0.0017% of the issued share capital of Maxis at RM7.45 each on 9 December 2003

This announcement is dated 16 December 2003

APPENDIX E

General Announcement
Reference No **MC-031231-52018**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**31/12/2003**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS" OR "THE COMPANY") -CHANGE OF CHIEF FINANCIAL OFFICER**

Contents :

Maxis wishes to announce the following:-

1. Expiry of Contract - Mr. James Brodie, Chief Financial Officer

Mr. James Brodie will be leaving Maxis on 31 December 2003, after some 6 years with the Company. Prior to joining Maxis in 1997, James spent 28 years working in the financial sector of various companies such as The Shell Group of Companies in Venezuela, Mexico, United Kingdom, Brazil and Malaysia; Texaco Limited, United Kingdom; Sheerness Steel, United Kingdom and Price Waterhouse.

During his tenure as Chief Financial Officer, James has played an important role in the financial management of Maxis and in particular, the Initial Public Offering and Listing of Maxis on the Main Board of the Kuala Lumpur Stock Exchange, the acquisition and integration of Malaysian Mobile Services Sdn Bhd (formerly known as TIMECel Sdn Bhd) and the internal reorganisation of the activities of Maxis' wholly owned subsidiaries.

2. Appointment as Chief Financial Officer, Puan Rossana Rashidi

Pn Rossana Rashidi who was appointed as Deputy Chief Financial Officer of Maxis in May 2003, will be appointed as Chief Financial Officer effective 1 January 2004. Rossana brings with her more than 15 years of working experience in the financial services sector. Prior to this, she was with RHB Bank where her last held position was as the Head of Enterprise Banking. In this capacity, she was responsible for managing the bank's corporate and commercial banking portfolios, debt capital market activities, trade financing and Islamic banking products. Rossana was also a member of the bank's management committee and the IT steering committee. In addition, she was a director of RHB (Labuan) and Chairperson for a number of CDRC debt restructuring initiatives.

Rossana was previously with Citibank, Kuala Lumpur where she rose to the rank of Assistant Vice President before she left to join RHB in 1994.

Rossana holds a Bachelor of Arts degree in banking and finance from Canberra University, Australia.

The Board, management and staff of Maxis take this opportunity to congratulate Pn Rossana Rashidi on her appointment as Chief Financial Officer, and to thank Mr. James Brodie and wish him every success in his future endeavours.

FORM 24

Companies Act 1965
[Section 54(1)]



Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **10th** day of **December, 2003**.

		Details of Shares		
	Shares Allotted	Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	65,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on each share	-	RM4.36	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on each share	-	RM4.26	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 22nd day of December , 2003

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**;

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each;

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,457,422,000** shares of RM0.10 each and the paid-up capital is **RM245,742,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **10,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **52,000**

(c) the number of shares allotted to non-citizens **-**

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **3,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	65,000

Dated this 22nd day of December 2003

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **12th** day of **December, 2003.**

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	43,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on each share	-	RM4.36	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on each share	-	RM4.26	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 24 day of December , **2003**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**;

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each;

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,457,465,000** shares of RM0.10 each and the paid-up capital is **RM245,746,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives — **7,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native — **20,000**

(c) the number of shares allotted to non-citizens — -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives — -

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	16,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	43,000

Dated this 24 day of December 2003

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

ROC file

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **17** day of **December**, **2004**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	37,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on each share	-	RM4.36	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on each share	-	RM4.26	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 30 day of **December, 2003**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,457,502,000** shares of RM0.10 each and the paid-up capital is **RM245,750,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **4,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **10,000**

(c) the number of shares allotted to non-citizens -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **19,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	4,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	37,000

uk

37

Dated this 30 day of **December, 2003**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **19** day of **December, 2003**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	35,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 02 day of **January, 2004**

TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,457,537,000** shares of RM0.10 each and the paid-up capital is **RM245,753,700**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**14,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**3,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**18,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	35,000

Dated this 02 day of **January, 2004**

....
TAN POH CHING
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.	
158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **24th** day of **December, 2003**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	65,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **6th** day of **January, 2004**

DATO' SERI SYED ANWAR JAMALULLAIL
(Name as per IC : Syed Zainol Anwar)
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**;

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each;

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,457,602,000** shares of RM0.10 each and the paid-up capital is **RM245,760,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **11,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **20,000**

(c) the number of shares allotted to non-citizens **25,000**

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **9,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	65,000

Dated this 6th day of **January, 2004**

....
DATO' SERI SYED ANWAR JAMALULLAIL
Name (as per IC : Syed Zainol Anwar)
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **31st** day of **December, 2003**.

	Details of Shares		
Shares Allotted	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	59,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **13th** day of **January, 2004**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**;

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each;

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,457,661,000** shares of RM0.10 each and the paid-up capital is **RM245,766,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**20,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**39,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	**59,000**

Dated this 13th day of **January, 2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **2nd** day of **January, 2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	25,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 14th day of **January, 2004**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**;

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each;

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,457,686,000** shares of RM0.10 each and the paid-up capital is **RM245,768,600**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **12,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **13,000**

(c) the number of shares allotted to non-citizens -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives -

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	25,000

Dated this 14th day of **January, 2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000



Maxis Communications Berhad (158400-V)

Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

P.O. Box 13447
50180 Kuala Lumpur
Malaysia

Tel : (603) 2330 7000
Fax : (603) 2330 0008

M4772-00009/LCB/CZH/rse

26 February 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Application

Ladies and Gentlemen:

We refer to our letters dated 31 October 2002 and 6 November 2003 seeking an exemption based upon Rule 12g3-2(b) pursuant to the Securities Exchange Act of 1934 ("the SE Act").

We enclose herewith the following documents for your kind attention :-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 January 2004 to 15 February 2004, pursuant to Rule12g3-2(b)(1)(ii) of the SE Act. The list sets forth the information that the Company has filed with the Kuala Lumpur Stock Exchange and which is made public by such exchange.

Item (2)
All forms lodged at the Registrar of Companies of Malaysia for the period from 16 January 2004 to 15 February 2004.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director

Dipak Kaur
Secretary

c.c. Mr. Chris Holland

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Kuala Lumpur Stock Exchange ("KLSE")			
1. Listing Circular - Maxis Employee Share Option Scheme	27 January 2004 4 February 2004 13 February 2004	KLSE Listing Requirements	A
2. Changes in Boardroom and Audit Committee	30 January 2004	KLSE Listing Requirements	B
3. Changes in Substantial Shareholders' Interest Pursuant to Form 29B of the Companies Act, 1965 a) The Capital Group Companies, Inc	19 January 2004 4 February 2004 11 February 2004	KLSE Listing Requirements and Malaysian Companies Act, 1965	C



APPENDIX A

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 22267 OF 2004
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **27/01/2004**

Subject : MAXIS - EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Further to Listing Circular No: L/Q: 22264 of 2004, kindly be advised that the abovementioned Company's additional 222,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 28 January 2004.

As the said new ordinary shares arising from the Scheme above shall not be entitled for any dividend declared at any time after 31 December 2003 for the financial year ended 31 December 2003, there will be 2 separate quotations as follows:-

i) existing ordinary shares of MAXIS will be quoted as "MAXIS".
ii) the 222,000 new ordinary shares will be quoted as "MAXIS-OA".

The Stock Number and ISIN Code of the "MAXIS-OA" shares are "5051OA" and " MYL5051OA006" respectively.

This Listing Circular supercedes the earlier Listing Circular No: L/Q: 22264 of 2004. Any inconvenience caused is regretted.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 22403 OF 2004

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **04/02/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's 164,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 6 February 2004.

As the said new ordinary shares arising from the Scheme above shall not be entitled for any dividend declared at any time after 31 December 2003 for the financial year ended 31 December 2003, they will be quoted as "MAXIS-OA".

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 22563 OF 2004

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **13/02/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 229,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 16 February 2004.

As the said new ordinary shares arising from the Scheme above shall not be entitled for any dividend declared at any time after 31 December 2003 for the financial year ended 31 December 2003, they will be quoted as "MAXIS-OA".

APPENDIX B

Change in Boardroom
Reference No **MC-040130-33640**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	30/01/2004

Date of change	:	**28/01/2004**
Type of change	:	**Demised**
Designation	:	**Non-Executive Director**
Directorate	:	**Independent & Non Executive**
Name	:	**Timothy Hugh Ling**
Age	:	**46**
Nationality	:	**United States of America**
Qualifications	:	**Bachelor of Science (BS) degree in Geology from Cornell University in 1982 and a Master of Business Administration (MBA) degree from the Stanford University Graduate School of Business in 1989**
Working experience and occupation	:	**He was President and Chief Operating Officer of Unocal Corporation ("Unocal"). He was a member of Unocal's Management Committee and served as a Director since 2000. Previously, he was Executive Vice President, North America Operations, and began his career with Unocal in 1997 as Chief Financial Officer. Prior to joining Unocal, he was a Partner at McKinsey and Company, an international management consulting firm, and worked as a research geologist for the United States Geological Survey at Woods Hole, Massachusetts.** **He was a Director of the American Petroleum Institute and the Domestic Petroleum Council. He was also a member of the Advisory Board to the Secretary of Energy of the United States Department of Energy. He was on the Management Board of the Stanford University Graduate School of Business and served as an officer and Board member for the Los Angeles Philharmonic. He was formerly an independent non-executive Director of ASTRO ALL ASIA NETWORKS Limited (incorporated in Bermuda) [now known as AAAN (Bermuda) Limited].** **He was appointed as a Director of Maxis Communications Berhad ("Maxis") and Chairman of the Audit Commitee on 18 May 2002.**
Directorship of public companies (if any)	:	**Nil**
Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**250,000 ordinary shares of RM 0.10 each in Maxis held via the following nominees, HSBC Nominees (Asing) Sdn Bhd for 209,000 shares and RHB Capital Nominees (Asing) Sdn Bhd for 41,000 shares**
Remarks	:	**Mr. Timothy H. Ling died suddenly on Wednesday afternoon (California time), Jan. 28, in El Segundo, California, United States of America. Datuk Megat Zaharuddin bin Mohd Nor, Chairman, Board of Directors ("the Board") of Maxis Communications Berhad ("Maxis") said, "We are deeply saddened by his demise. Mr. Ling's brilliant insight and diligent contribution to the Board and Audit Committee will be missed by the Directors. The Board is appreciative of Mr. Ling's leadership and guidance over the past 2 years."** **Dato' Jamaludin Ibrahim, Chief Executive Officer of Maxis said, "Mr. Ling's constant pursuit for excellence and extraordinary energy was an inspiration to us all. It was a privilege to have worked with him. The entire Maxis family will mourn his passing."**

Change in Audit Committee
Reference No **MC-040130-36014**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**30/01/2004**

Date of change	:	**28/01/2004**
Type of change	:	**Demised**
Designation	:	**Chairman of Audit Committee**
Directorate	:	**Independent & Non Executive**
Name	:	**Timothy Hugh Ling**
Age	:	**46**
Nationality	:	**United States of America**
Qualifications	:	**Bachelor of Science (BS) degree in Geology from Cornell University in 1982 and a Master of Business Administration (MBA) degree from the Stanford University Graduate School of Business in 1989**
Working experience and occupation	:	**He was President and Chief Operating Officer of Unocal Corporation ("Unocal"). He was a member of Unocal's Management Committee and served as a Director since 2000. Previously, he was Executive Vice President, North America Operations, and began his career with Unocal in 1997 as Chief Financial Officer. Prior to joining Unocal, he was a Partner at McKinsey and Company, an international management consulting firm, and worked as a research geologist for the United States Geological Survey at Woods Hole, Massachusetts.** **He was a Director of the American Petroleum Institute and the Domestic Petroleum Council. He was also a member of the Advisory Board to the Secretary of Energy of the United States Department of Energy. He was on the Management Board of the Stanford University Graduate School of Business and served as an officer and Board member for the Los Angeles Philharmonic. He was formerly an independent non-executive Director of ASTRO ALL ASIA NETWORKS Limited (incorporated in Bermuda) [now known as AAAN (Bermuda) Limited].** **He was appointed as a Director of Maxis Communications Berhad ("Maxis") and Chairman of the Audit Commitee on 18 May 2002.**
Directorship of public companies (if any)	:	**Nil**
Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**250,000 ordinary shares of RM 0.10 each in Maxis held via the following nominees, HSBC Nominees (Asing) Sdn Bhd for 209,000 shares and RHB Capital Nominees (Asing) Sdn Bhd for 41,000 shares**
Composition of Audit Committee (Name and Directorate of members after change)	:	**Y.A.M Dato' Seri Syed Anwar Jamalulaill, Independent Non Executive Director** **En Augustus Ralph Marshall, Non Executive Director**
Remarks	:	**Mr. Timothy H. Ling died suddenly on Wednesday afternoon (California time), Jan. 28, in El Segundo, California, United States of America. Please see the announcement on Change in Boardroom.**

APPENDIX C

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-040117-35341**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	19/01/2004

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA.**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang,
50450 Kuala Lumpur,
Malaysia.
in respect of 104,000 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**13/01/2004**	**104,000**	**7.950**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**104,000**
Indirect/deemed interest (%)	:	**0.00423**
Total no of securities after change	:	**138,196,500**
Date of notice	:	**16/01/2004**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 17 January 2004.

The Registered holders of the remaining Maxis shares over which CGC has a deemed interest after the change as stated above are set out below:-

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 93,402,000 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 15,715,100 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,267,600 ordinary shares of RM0.10 each in Maxis

c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,133,100 ordinary shares of RM0.10 each in Maxis

04 MAR -3 AM 7:21

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 22,828,700 ordinary shares of RM0.10 each in Maxis.

HSBC Malaysia Berhad
in respect of 850,000 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-040131-38992**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **04/02/2004**

Particulars of substantial Securities Holder

Name : **The Capital Group Companies, Inc. ("CGC")**
Address : **333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA.**
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **United States**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 1,235,000 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang,
50450 Kuala Lumpur,
Malaysia.
in respect of 175,000 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**26/01/2004**	**797,100**	**8.011**
Acquired	**26/01/2004**	**437,900**	**8.100**
Acquired	**26/01/2004**	**112,900**	**8.011**
Acquired	**26/01/2004**	**62,100**	**8.100**

Circumstances by reason of which change has occurred : **Deemed interest**
Nature of interest : **Deemed interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **1,410,000**
Indirect/deemed interest (%) : **0.05736**
Total no of securities after change : **139,606,500**
Date of notice : **30/01/2004**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 31 January 2004.

With reference to the "Details of Change" as stated above:-
1. The acquisition as stated in rows 1 and 2 are in relation to the shares registered under Hong Kong Bank Malaysia
2. The acquisition as stated in rows 3 and 4 are in relation to the shares registered under Standard Chartered Bank Malaysia Bhd.

The Registered holders of the remaining Maxis shares over which CGC has a deemed interest after the changes as stated above are set out below:-

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26

50250 Kuala Lumpur
Malaysia
in respect of 93,402,000 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 16,950,100 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,267,600 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,133,100 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 23,003,700 ordinary shares of RM0.10 each in Maxis.

HSBC Malaysia Berhad
in respect of 850,000 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-040211-40908**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **11/02/2004**

Particulars of substantial Securities Holder

Name : **The Capital Group Companies, Inc. ("CGC")**
Address : **333 South Hope Street,**
55th Floor,
Los Angeles
CA 90071, USA
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **United States**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 404,000 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 1,121,700 ordinary shares of RM0.10 each in Maxis

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 6,564,000 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**04/02/2004**	**178,000**	**8.000**
Acquired	**04/02/2004**	**511,700**	**8.000**
Acquired	**05/02/2004**	**3,253,000**	**7.993**
Acquired	**05/02/2004**	**158,000**	**7.993**
Acquired	**06/02/2004**	**3,311,000**	**8.046**
Acquired	**06/02/2004**	**226,000**	**8.046**
Acquired	**06/02/2004**	**452,000**	**8.046**

Circumstances by reason of which change has occurred : **Deemed interest**
Nature of interest : **Deemed interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **8,089,700**
Indirect/deemed interest (%) : **0.3291**
Total no of securities after change : **147,696,200**
Date of notice : **10/02/2004**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 11 February 2004.

With reference to the "Details of Change" as stated above:-

Bank Malaysia
2. The acquisition as stated in rows 2, 4 and 7 are in relation to the shares registered under Standard Chartered Bank Malaysia Bhd.
3. The acquisition as stated in rows 3 and 5 are in relation to the shares registered under Chase Manhattan (Malaysia) Nominees Sdn Bhd.

The Registered holders of the remaining Maxis shares over which CGC has a deemed interest after the changes as stated above are set out below:-

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 99,966,000 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 17,354,100 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,267,600 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,133,100 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 24,125,400 ordinary shares of RM0.10 each in Maxis.

HSBC Malaysia Berhad
in respect of 850,000 ordinary shares of RM0.10 each in Maxis

FORM 24

Companies Act 1965
[Section 54(1)]


04 MAR -3 AM 7:21
2

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 7 day of **January**, **2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	42,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:		CASH	

npany No.

:400	V

Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

ted this 19 day of **January, 2004**

DATO' JAMALUDIN BIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,457,728,000** shares of RM0.10 each and the paid-up capital is **RM245,772,800**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **4,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **23,000**

(c) the number of shares allotted to non-citizens **-**

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **15,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	42,000

Dated this 19 day of **January, 2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 9 day of **January, 2004**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	14,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on each share	-	RM4.36	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on each share	-	RM4.26	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

mpany No.

8400	V

Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

ated this 19 day of **January, 2004**

DATO' JAMALUDIN BIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,457,742,000** shares of RM0.10 each and the paid-up capital is **RM245,774,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives — **9,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native — **5,000**

(c) the number of shares allotted to non-citizens — -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives — -

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	14,000

Dated this 19 day of **January, 2004**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

04 MAR -3 AM 7:21

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **14th** day of **January, 2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	92,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

npany No.

:400	V

Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

ted this 26th day of January , **2004**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**;

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each;

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,457,834,000** shares of RM0.10 each and the paid-up capital is **RM245,783,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**29,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**14,000**
	(c)	the number of shares allotted to non-citizens	**30,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**19,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	92,000

Dated this 26th day of January 2004

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

04 MAR -3 AM 7:21

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 15 day of **January, 2004**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	38,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on each share	-	RM4.36	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on each share	-	RM4.26	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 26 day of **January, 2004**

....
DATO' JAMALUDIN BIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,457,872,000** shares of RM0.10 each and the paid-up capital is **RM245,787,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**9,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**14,000**
	(c)	the number of shares allotted to non-citizens	**15,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	38,000

Dated this 26 day of **January, 2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

04 MAR -3 AM 7:21

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 16 day of January , **2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	24,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 26 day of January , 2004

DATO' JAMALUDIN BIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,457,896,000** shares of RM0.10 each and the paid-up capital is **RM245,789,600**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **13,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **11,000**

(c) the number of shares allotted to non-citizens -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives -

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	24,000

Dated this 26 day of January , **2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 19 day of January , **2004**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	12,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on each share	-	RM4.36	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on each share	-	RM4.26	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 26 day of January, 2004

DATO' JAMALUDIN BIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,457,908,000** shares of RM0.10 each and the paid-up capital is **RM245,790,800**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]

(a)	the number of shares allotted to citizens who are Malays and Natives	-
(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**9,000**
(c)	the number of shares allotted to non-citizens	-
(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**3,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	12,000

Dated this 26 day of January , **2004**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

04 MAR -3 AM 7:21

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 20 day of January , **2004**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	74,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on each share	-	RM4.36	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on each share	-	RM4.26	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 30 day of January , 2004

DATO' JAMALUDIN BIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,457,982,000** shares of RM0.10 each and the paid-up capital is **RM245,798,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **2,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **12,000**

(c) the number of shares allotted to non-citizens **60,000**

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives -

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	74,000

Dated this 30 day of January , **2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

04 MAR -3 AM 7:21

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 27 day of **January, 2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	68,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 04 day of **February, 2004**

DATO' JAMALUDIN BIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,458,072,000** shares of RM0.10 each and the paid-up capital is **RM245,807,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **27,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **16,000**

(c) the number of shares allotted to non-citizens **25,000**

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	68,000

Dated this 04 day of **February, 2004**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 21 day of January , **2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	22,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 04 day of **February** , **2004**

DATO' JAMALUDIN BIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,458,004,000** shares of RM0.10 each and the paid-up capital is **RM245,800,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]

(a)	the number of shares allotted to citizens who are Malays and Natives	**11,000**
(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**11,000**
(c)	the number of shares allotted to non-citizens	-
(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	22,000

Dated this 04 day of February , **2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

04 MAR -3 AM 7:21

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 06 day of **February, 2004**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	68,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **61,000** shares	-	RM4.36	-
[c]	Amount paid on **7,000** shares	-	RM5.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **61,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **7,000** shares	-	RM5.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 11 day of **February, 2004**

DATO' JAMALUDIN BIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,458,301,000** shares of RM0.10 each and the paid-up capital is **RM245,830,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **27,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **9,000**

(c) the number of shares allotted to non-citizens

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **32,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	68,000

Dated this 11 day of **February, 2004**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **05** day of **February**, **2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	19,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **12,000** shares	-	RM4.36	-
[c] Amount paid on **7,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **12,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **7,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 11 day of **February, 2004**

....
DATO' JAMALUDIN BIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,458,233,000** shares of RM0.10 each and the paid-up capital is **RM245,823,300**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**3,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**16,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	19,000

Dated this 11 day of **February, 2004**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **04** day of **February**, **2004**.

		Details of Shares		
	Shares Allotted	Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	64,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **45,000** shares	-	RM4.36	-
[c]	Amount paid on **19,000** shares	-	RM5.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **45,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **19000** shares	-	RM5.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 11 day of **February, 2004**

DATO' JAMALUDIN BIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,458,214,000** shares of RM0.10 each and the paid-up capital is **RM245,821,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **24,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **37,000**

(c) the number of shares allotted to non-citizens **-**

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **3,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	64,000

Dated this 11 day of **February, 2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 29 day of **January, 2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	78,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **54,000** shares	-	RM4.36	-
[c] Amount paid on **24,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **54,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **24000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 11 day of **February, 2004**

DATO' JAMALUDIN BIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,458,150,000** shares of RM0.10 each and the paid-up capital is **RM245,815,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **20,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **32,000**

(c) the number of shares allotted to non-citizens

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **21,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	5,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	78,000

Dated this 11 day of **February, 2004**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000



Maxis Communications Berhad (158400-V)
Aras 18, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur,
Malaysia.
P.O. Box 13447,
50180 Kuala Lumpur,
Malaysia.
Tel : (603) 380 7000
Fax : (603) 380 7011

4 September 2002

M4772-00009/LCB/CZH/rse


SEC MAIL PROCESSING
RECEIVED
SEP 1 2 2002
WASH, D.C. 155 SECTION

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Application

Ladies and Gentlemen:

The following information is being furnished on behalf of Maxis Communications Berhad (the "Company"), a corporation incorporated in Malaysia, in order to establish an exemption for its ordinary shares of nominal value of RM0.10 each (the "Shares") based upon Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended. The Shares are listed on the Kuala Lumpur Stock Exchange (the "KLSE").

1. Enclosed pursuant to Rule 12g3-2(b)(1)(i) are all documents that the Company (i) has made or is required to make public pursuant to the laws of Malaysia, its country of domicile, incorporation and organization, (ii) has filed or is required to file with the KLSE and which was made public by such exchange, and (iii) has distributed or is required to distribute to its security holders, since the beginning of its last fiscal year, January 1, 2001. Such documents are listed on Annex A hereto.

2. Attached in Annex B, pursuant to Rule12g3-2(b)(1)(ii), is a list which sets forth the information that the Company (i) is required to make public pursuant to the laws of Malaysia, its country of domicile, incorporation and organization, (ii) is required to file with the KLSE and which is made public by such exchange, and (iii) is required to distribute to its security holders.

3. The Company will place the Securities and Exchange Commission (the "Commission") on the Company's mailing list and all documents listed above that are published in the future will be forwarded to the Commission, as they become available.

4. The Company agrees that it shall, promptly after the end of any fiscal year in which changes occur in the list of information set forth above or any subsequent list, furnish to the Commission a revised list reflecting such changes.

5. The Company hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

6. In connection with the application for exemption, we have included the following supplemental information:

   (a) As of July 8, 2002, the Company had approximately 46,309 shareholders of its equity securities.

   (b) As of July 8, 2002, the Company had approximately 38 shareholders, holding approximately 66,930,000 Shares (approximately 2.73% of the issued share capital of the Company) resident in the United States. To the best of the Company's knowledge and belief, the shareholders resident in the United States obtained their shares through the Company's offering of Shares pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act").

   (c) The date, nature and extent of the most recent public sales of equity securities of the Company by the Company or an affiliate of the Company are:

   An initial public offering of 652,335,000 Shares on July 1, 2002. 232,335,000 Shares were offered at a price of RM4.36 to the public in Malaysia. 420,000,000 Shares were offered at a price of RM4.85 (i) to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act; and (ii) to non-U.S. persons in offshore transactions outside the United States in reliance on Regulation S under the Securities Act, including to foreign and Malaysian institutional and selected investors. The Shares were listed on the KLSE on July 8, 2002.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

Very truly yours,

Y.A. Bhg. Tun Haji Mohammed Hanif bin Omar
Director

Dato' Jamaludin bin Ibrahim
Director

Enclosures